Form 20-F
period 2002-12-31
TDC A/S
filed 2003-06-26
CIK 920602

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________
FORM 20-F
_____________

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002

Commission File Number: 001-12998

TDC A/S
(Exact Name of Registrant as Specified in its Charter)

DENMARK
(Jurisdiction of Incorporation)

Nørregade 21
DK-0900 Copenhagen C, Denmark
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one half of one Ordinary Share, 5 DKK par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002 was:

216,459,540 Ordinary Shares, 5 DKK par value each

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes     X     No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 X      Item 18____

TABLE OF CONTENTS

Introduction

Cautionary Statement Regarding Forward-Looking Statements

Item 1.Identity of Directors, Senior Management and Advisers

Item 2.Offer Statistics and Expected Timetable

Item 3.Key Information

Item 4.Information on the Company

Item 5.Operating and Financial Review and Prospects

Item 6.Directors, Senior Management and Employees

Item 7.Major Shareholders and Related Party Transactions

Item 8.Financial Information

Item 9.The Offer and Listing

Item 10.Additional Information

Item 11.Qualitative and Quantitative Disclosures about Market Risks

Item 12.Description of Securities Other than Equity Securities

Item 13.Defaults, Dividend Arrearages and Delinquencies

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

Item 15.Controls and Procedures

Item 16.Reserved

Item 17.Financial Statements

Item 18.Financial Statements

Item 19.Exhibits

Introduction

We publish our financial statements in Danish kroner. Unless otherwise indicated, all amounts in this annual report are expressed in Danish kroner. References in this annual report to "US dollars", "USD", "US$", "$" or "¢" are to US currency, references to Danish kroner or DKK are to Danish currency, references to "EUR" or "euro" are to the currency of the member states of the European Union (with the exception of the United Kingdom, Denmark and Sweden) and references to "CHF" or "Swiss francs" are to Swiss currency.Solely for the convenience of the reader, certain amounts have been translated into US dollars at the rate of DKK 7.0822 to the US dollar, the official exchange rate of the Nationalbank of Denmark on December 31, 2002. Such translation should not be construed as a representation that the Danish kroner amounts represent, or have been or could be converted into, US dollars at that or any other rate.

Our consolidated financial statements have been prepared in accordance with Danish generally accepted accounting principles (Danish GAAP).Danish GAAP differ in certain significant respects from accounting principles generally accepted in the United States (US GAAP). See note 30 to our consolidated financial statements for a description of the material differences between Danish GAAP and US GAAP.

As used in this annual report, unless the context otherwise requires or specifies, references to "we" , "the group" , "us" and "our" refer to TDC A/S, its subsidiaries and its proportionally consolidated enterprises.

Cautionary Statement Regarding Forward-Looking Statements

Certain sections of this annual report contain forward-looking statements that are subject to risks and uncertainties.Examples of such forward-looking statements include, but are not limited to:

  projections or expectations of revenues, income (or loss), earnings (or loss) per share, dividends, capital structure or other net financials or ratios;
  statements of our plans, objectives or goals including those related to products or services;
  statements of future economic performance; and
  statements of assumptions underlying such statements.

Words such as "believes" , "anticipates" , "expects" , "intends" , "aims" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved.We caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by us or on our behalf.These factors include, but are not limited to:

  economic trends and developments in financial markets, and the economic impact of unexpected events;
  technological developments;
  changes in applicable Danish and European Union (EU) legislation;
  changes in interconnect rates;
  developments in competition within domestic and international communications solutions;
  introduction of and demand for new services and products;
  developments in the demand, product mix and prices in the mobile market, including marketing and customer acquisition costs;
  developments in the market for multimedia services;
  the possibilities of being awarded licenses;
  developments in our international activities, which also involve certain political risks; and
  investments and divestitures in domestic and foreign companies.

We caution that the above list of important factors is not exhaustive.When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events.Such forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

A complete discussion of the risks related to our business is contained in the Risk Factors section of Item 3.

Item 1 Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2 Offer Statistics and Expected Timetable

Not applicable.

Item 3 Key Information

Selected Financial Data

The following tables set forth our selected consolidated financial data for the periods indicated.This data is derived from our audited consolidated financial statements prepared in accordance with Danish GAAP.Danish GAAP differ in certain significant respects from US GAAP.See note 30 to our consolidated financial statements for a description of the material differences between Danish GAAP and US GAAP.These tables should be read together with Item 5, "Operating and Financial Review and Prospects" and our consolidated financial statements, including the notes to those financial statements, included elsewhere in this annual report.The consolidated financial statements for the five years ended December 31, 2002 have been audited by PricewaterhouseCoopers, or its predecessor Price Waterhouse.

	Year Ended December 31,
	1998 DKK	1999 DKK	2000 DKK	2001 DKK	2002 DKK	2002 USD (5)
Statement of Income Data :	(In millions except per share and per ADS amounts)
Amounts in accordance with Danish GAAP:
Net revenues	33,989	38,206	44,552	51,394	51,155	7,225
Work performed for own purposes and capitalized	1,237	1,488	1,352	1,661	1,639	231
Other operating income	1,869	743	7,493	1,088	1,175	161
Total revenues	37,095	40,437	53,397	54,143	53,969	7,617
Operating expenses	(24,803)	(28,104)	(33,974)	(42,491)	(39,723)	(5,606)
Depreciation and amortization	(5,860)	(5,640)	(6,487)	(10,688)	(10,216)	(1,446)
Total operating expenses	(30,663)	(33,744)	(40,461)	(53,179)	(49,939)	(7,052)
Total operating income	6,432	6,693	12,936	964	4,030	565
Net financials	206	(224)	(470)	40	2,105	302
Income before income taxes	6,638	6,469	12,466	1,004	6,135	867
Income taxes	(1,896)	(2,667)	(3,212)	(1,425)	(1,686)	(238)
Income before minority interests	4,742	3,802	9,254	(421)	4,449	(629)
Minority interests' share of net result	(34)	(62)	(15)	407	93	13
Net income (loss)	4,708	3,740	9,239	(14)	4,542	642

Operating income per share (1)	27.88	30.92	59.76	8.27	18.49	2.61
Operating income per ADS (1)	13.94	15.46	29.88	4.14	9.24	1.31
Earnings per share (1)	20.41	17.28	42.68	(0.06)	20.98	2.96
Earnings per ADS (1)	10.20	8.64	21.34	(0.03)	10.49	1.48

Dividends per share (B Share) (2)(4)	9.50	10.00	10.50	11.00	11.50	1.62
Dividends per ADS (3)	4.75	5.00	5.25	5.50	5.75	0.81

Amounts in accordance with US GAAP (6) :
Net income	4,396	3,877	6,794	(1,144)	7,140	1,008
Earnings per share (basic) (1)	19.07	17.95	31.49	(5.31)	33.23	4.69
Earnings per share (diluted) (1)	19.07	17.94	31.47	(5.31)	33.23	4.69
Earnings per ADS (basic) (1)	9.53	8.98	15.75	(2.66)	16.62	2.35
Earnings per ADS (diluted) (1)	9.53	8.97	15.74	(2.66)	16.62	2.35

(1)     Operating income and earnings per share have been calculated by giving retroactive effect to the 2 for 1 stock split which occurred on June 2, 1999. Operating income and earnings per ADS reflect the ratio of one half of one share per one ADS .

(2)     Dividends per share (B Share) have been calculated by giving retroactive effect to the 2 for 1 stock split which occurred on June 2, 1999.

(3)     Dividends per ADS reflect the ratio of one half of one share per one ADS.

(4)     The US dollar equivalents of the dividend on the B shares for each of the years in the five-year period ended December 31, 2002 was $1.37, $1.22, $1.23, $1.33 and $1.62 per share, respectively, calculated at the exchange rate applicable on the dates of payment of the dividends.

(5)     Translated solely for the convenience of the reader at a rate of DKK 7.0822 to $1.00, the exchange rate of the Nationalbank of Denmark on December 31, 2002.

(6)     Upon adoption of SFAS 142 on January 1, 2002, we ceased amortization of all goodwill for US GAAP reporting purposes.Amortization expense on goodwill on a US GAAP basis for the years ended December 31, 2001, 2000, 1999 and 1998 was DKK 1,534 million, DKK 725 million, DKK 571 million and DKK 537 million, respectively.

	As of December 31,
	1998 DKK	1999 DKK	2000 DKK	2001 DKK	2002 DKK	2002 USD
Balance Sheet Data:	(In millions)
Amounts in accordance with Danish GAAP:
Total fixed assets	34,711	40,525	48,061	66,930	62,634	8,844
Total current assets	19,254	22,251	27,734	26,763	27,963	3,948
Total assets	53,965	62,776	75,795	93,693	90,597	12,792
Total short-term debt	13,114	17,139	21,091	30,385	18,402	2,598
Total long-term debt	5,905	9,585	12,385	22,124	28,794	4,066
Total debt	19,019	26,724	33,476	52,509	47,196	6,664
Total liabilities	27,075	34,258	40,249	60,419	55,291	7,807
Total shareowners' equity	26,890	28,518	35,546	33,274	35,306	4,985
Amounts in accordance with US GAAP:
Total shareowners' equity	26,352	28,120	34,664	31,279	35,856	5,063

Average number of shares (adjusted to reflect changes in capital)	230.7	216.5	216.5	216.5	216.5

]>
	Year Ended December 31,
	1998 DKK	1999 DKK	2000 DKK	2001 DKK	2002 DKK	2002 USD
	(In millions)
Statement of Cash Flow Data:
Net cash from/(used for) operating activities	13,371	8,971	7,990	7,399	10,951	1,546
Net cash used for investing activities	(5,977)	(11,426)	(7,576)	(20,998)	(2,432)	(343)
Net cash from/(used for) financing activities	(9,880)	2,997	3,277	10,511	(7,402)	(1,045)

	1998	1999	2000	2001	2002
Additional Information: Number of customers (pro rata, '000) (1)
Landline (2)	4,277	4,410	4,559	4,740	4,458
Mobile (3)	2,312	3,233	4,879	6,301	6,746
Internet (4)	327	662	1,063	1,579	1,495
Cable TV (5)	812	825	801	828	885
Capital expenditure (DKK millions) (6)	8,037	11,575	16,244	23,301	8,885
Number of employees (7)	17,714	18,158	19,946	22,485	22,263

(1)     The definition of active and inactive customers was changed in 2001. Comparative figures for previous years have been changed accordingly.

(2)     Defined as landline subscribers at the end of the relevant period.

(3)     Defined as mobile customers at the end of the relevant period.

(4)     Defined as Internet users at the end of the relevant period.

(5)     Defined as cable television users at the end of the relevant period.

(6)     Capital expenditure includes expenditure on intangible assets, property, plant and equipment, as well as share acquisitions.

(7)     The definition of employees has been changed compared with earlier reports, and comparative figures for previous years have been changed accordingly.The figures denote end-of-year full time equivalents including permanent employees, trainees and temporary employees.Proportionally consolidated companies are excluded.

Dividends

Dividends on our shares may be paid out of profits as shown in our annual financial statements, as adopted by our Board of Directors and approved at the Annual General Meeting of shareholders. Under Danish law, dividends may only be paid in respect of a financial period as to which audited financial statements have been approved at the Annual General Meeting. Usually a dividend is paid annually in April or May.

Exchange Rates

The following table sets forth, for the years indicated, the official high, low, average and period end exchange rates of the National Bank of Denmark for Danish kroner, expressed in Danish kroner per US dollars. These rates closely approximated the noon buying rates for cable transfers in the City of New York, as certified by the Federal Reserve Bank of New York for customs purposes on the relevant dates.

Year Ended December 31	Period End	Average	High	Low

1998......................................................................................	6.3865	6.6970	7.0670	6.0667
1999......................................................................................	7.3988	6.9834	7.4125	6.3046
2000......................................................................................	8.0205	8.0574	9.0060	7.1800
2001......................................................................................	8.4095	8.3188	8.8611	7.8186
2002......................................................................................	7.0822	7.8812	8.6591	7.0822

The following table sets forth the official high and low exchange rates of the Nationalbank of Denmark for Danish kroner for each month during the six months preceding June 2003.

	High	Low

December 2002	7.5231	7.0822
January 2003	7.1592	6.8408
February 2003	6.9421	6.8155
March 2003	7.0282	6.7031
April 2003	7.0180	6.6699
May 2003	6.6489	6.2384

On June 16, 2003, the official exchange rate of the Nationalbank of Denmark was 6.2632 DKK = $1.00.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Risks Related to Our Business

We expect to encounter increasing competition in the Danish telecoms market, and current profitability levels for traditional communications services in Denmark may not be sustainable.

Landline

The Danish telecommunications sector is highly competitive. Therefore, to remain profitable in this market, we must maintain attractive prices. Our competitors in the landline sector have been lowering their prices for national and international calls, and we expect competitors to introduce similar reductions on mobile telephony and Internet services. Although our prices for telephony and leased lines have traditionally been among the lowest in the EU, as competition continues to intensify market pressures may require us to reduce our tariffs further, or risk losing market share. Any such reductions would adversely affect our revenues and profit margins. In addition, we expect that increased liberalization of the Danish telecoms sector may result in greater competition.See "Risks Related to Regulatory Matters" below.

Furthermore, traditional landline telephony services are declining in importance because of new technologies and the development of other means of carrying voice traffic.Despite relatively high mobile penetration rates, mobile telephony is used increasingly as a substitute for landline telephony.Internet service providers are also carrying more voice traffic, using voice over IP services (VOIP).As the quality of Internet telephony improves, it will become a more viable alternative to traditional landline voice traffic.

Mobile

The mobile communications sector in Denmark has one of the highest penetration rates in the world.As the Danish market has become increasingly saturated, competition based on price, subscription options, application offerings and service quality has intensified.Because it costs more to acquire new customers than to retain existing subscribers, significant market share losses could have an adverse effect on results of operations. Our ability to achieve further revenue growth in this sector will depend on a number of factors, including our ability to develop and market attractive services at competitive prices.

If we fail to maintain our established position in the Danish market for mobile telephony services, our ability to introduce new products and services and achieve revenue growth in the mobile telephony sector will be hindered. Unforeseen delays in the deployment of General Packet Radio Service (GPRS) and Universal Mobile Telecommunications System (UMTS) technology as well as delays in the launch of dependent products could occur. Furthermore, there is no guarantee that these products will achieve substantial market penetration in Denmark. Finally, increased competition may be expected from new UMTS-based mobile operators in the Danish market, resulting in potential increases in customer acquisition costs.

Talkline depends upon service provider and resale agreements with other communications network operators to provide mobile services in Germany.

As a network-independent service provider, Talkline does not operate its own mobile communications network.Rather, its business is based solely on service provider and resale agreements with various mobile network operators in Germany.These agreements enable Talkline to sell access to these networks.The termination of an agreement by a network operator or significant changes to the purchase terms could have a material adverse effect on Talkline's business.

Because Talkline did not participate in the German auction for UMTS licenses, it will rely on agreements with other service providers for provision of third generation mobile services.While opportunities exist to enter enhanced service provider agreements with network operators relating to UMTS products, there can be no assurance that Talkline will ultimately gain access to, or maintain access to, these products on commercially reasonable terms.

The success of our mobile telephony operations will depend on third-generation mobile services.

We were awarded one of four UMTS licenses in the September 2001 Danish UMTS auction. Our operations in Switzerland, Poland, Austria and Belgium were also awarded UMTS licenses in 2000 and 2001. Our ability to provide UMTS services in Denmark and within these international markets will depend on the successful and timely roll out of UMTS networks within these countries. The use of UMTS technology will require a significant number of new base station sites (node Bs) to be built to serve these operations. Together with our strategic partners, we may experience difficulties in procuring enough new sites due to the limited availability of new sites, increasing rental costs or increasing public concern over possible adverse health effects related to the electromagnetic transmissions emitted from mobile base stations, as well as aesthetic and other public concerns. Together with our strategic partners, we may also experience technical difficulties in setting up UMTS networks, as we install new equipment based on a technology that has not yet been commercially proven. Our operations are also dependent on the timely availability of network equipment and commercially viable handsets from suppliers. The uncertainty surrounding the availability of equipment, especially handsets, could have an adverse effect on our strategy for offering UMTS services. Furthermore, there is no guarantee of the extent to which UMTS products will penetrate the Danish or the international markets.

The success of our mobile telephony operations outside Denmark will depend on our ability to successfully develop and market new mobile communications services in the face of increasing competition.

Our activities within international mobile communication markets span from markets with high penetration rates to those with lower penetration rates. Our ability to achieve further revenue growth in these markets will depend on a number of factors, including our ability to increase customer bases in areas with low mobile penetration rates and our ability to develop and market attractive services at competitive prices. Such alternative services include rolling out broadband and Internet protocol based technologies, new mobile services based on UMTS and mobile Internet access services. However, in many of these markets we face competitors who are larger and have greater financial resources or a greater market share.

The result of our operations and our financial condition could be adversely affected by economic developments in Denmark and other countries.

Our business depends on general economic conditions, primarily in Denmark, Germany, Switzerland and the Nordic region.Since 2001, there has been a downturn in global economic conditions in general, and in the communications sector in particular.Investment values and the general investing climate within the communications sector have been in decline, and recovery will be based on a number of factors, many of which are outside our control.Our customers may delay or cancel investment in communications systems and services if their business outlook is cautious or negative, which may adversely affect revenues and the development of new products and services.A significant worsening of current economic conditions could have a material adverse effect on our operating results and financial condition.

We are dependent upon a limited number of suppliers, particularly for the supply of fixed and mobile network equipment and maintenance services.

Our ability to roll out new products and services depends upon the adequate and timely supply of required equipment and maintenance services.This is the case, for example, as we further develop and upgrade the existing landline and mobile networks for new technologies, such as VOIP and UMTS.The construction and operation of our networks and the provision of services and network infrastructure, especially mobile communications services, are dependent on our ability to obtain adequate supplies on a timely and cost-effective basis.These include transmission, switching and other network equipment, as well as mobile handsets for existing technology platforms and, eventually, UMTS services.If we are unable to obtain adequate supplies of equipment in a timely manner, or if there are significant increases in the cost of such equipment, our results of operations could be adversely affected.

System failures could result in reduced user traffic and revenues, and could harm our reputation.

Modern communications networks are vulnerable to damage or interruption caused by system failures, hardware or software failures, computer viruses, or by external events such as storms, floods, fires, power loss or intentional wrongdoing.Unanticipated problems at our facilities, system failures, computer viruses or hacker attacks could affect the quality of our services and cause service interruptions.The risk of network failures can never be entirely eliminated, and the occurrence of such failures in the future could result in reduced user traffic and revenues, and might lead to customer dissatisfaction and harm to our reputation.

We expect to encounter increasing competition in the Danish Internet, cable TV and directories markets, which may force us to lower our prices.

We anticipate that prices for Internet services such as web access and hosting will continue to fall as our competitors attempt to gain customers in the evolving Danish market for these services. In addition, we expect that TDC Cable TV will face increased competition from a number of sources, including large antenna associations, housing associations, satellite television providers and other alternative content sources. Finally, as TDC Directories' business moves online, we expect competition to intensify in the printed directories market.As a result of these market pressures, we may need to reduce prices to remain profitable in these sectors, or risk losing market share.

The success of our operations depends on, among other things, our ability to successfully integrate existing acquisitions into our business.

We expect to continue the successful integration of existing acquisitions into our business, thereby continuing to harvest synergies. Because our expansion has taken place in a number of countries, in order to carry on successfully integrating our company we need to ensure that we recognize and address management and communications difficulties that may arise in cross-border integrations. If we are not able to integrate the acquired companies successfully, we may not achieve the benefits we expected from expansion, and our business strategy, results of operations and financial condition may be adversely affected.

We are subject to the risk of exchange rate fluctuations owing to the geographical diversity of our business.

More than half of our 2002 revenues were generated outside of Denmark, primarily in Switzerland, Germany, Belgium, Austria and Poland, where our businesses conduct their operations and prepare their financial statements in currencies other than the Danish kroner. Any loss in the value of these currencies against the Danish kroner will have a negative impact on the value of our investments in the relevant business and the amount of income we derive from it, in each case as reflected in our Danish kroner denominated financial statements.

In certain international operations we are subject to the strategic desires of other major shareholders.

The performance of the international operators in which we have minority interests may be dependent upon the financial or strategic support of other shareholders.We have various minority interests in international mobile operators that may rely on us and/or other shareholders for strategic and financial support. Such other shareholders may fail to supply the required operational, strategic and financial resources relating to, among other things, the build-out of infrastructure, regulatory costs and effective marketing, which could be expected to adversely affect the ability of these operations to compete and the return on our investment.

Risks Related to Regulatory Matters

Government regulation of the Danish telecoms sector may result in tougher competition, further reductions of tariffs and decreased profit margins.

The Danish Parliament has introduced a number of regulatory measures since 1996 that require us to deliver a broad range of products to third parties, sometimes at regulated prices. For example, other operators must be permitted to interconnect and transport traffic through our landline network at fixed prices. Several times in the past few years, the National Telecom Agency has reduced these prices, using best-practice benchmarking against corresponding international prices.

We are also required to offer other operators unbundled access to our local loop and dark fiber at regulated prices. This mandated sharing allows our competitors to access our technology and offer Internet access to their customers without having to offer basic telephone services. Furthermore, we are subject to a price cap on basic telephony services. See Item 4, "Regulatory Environment".

In addition to general competition rules, we are governed by sector-specific telecoms regulation in Denmark in respect of end-user and wholesale pricing, as well as accounting and reporting requirements in respect of landline telephony and mobile services.

z

We have substantial international operations that may be affected by foreign regulation of the telecoms sector and political, economic and legal developments in foreign countries.

In 2002, approximately 55% of our total revenues related to European operations outside of Denmark, including in Poland, Lithuania, the Ukraine and Switzerland.While the telecoms markets in Western Europe are highly developed, the markets in Eastern Europe and Lithuania are evolving and are subject to minimal regulation. In addition, regulation in the Swiss market is not as mature as regulation in other Western European countries. As a result, our operations in Eastern Europe and Lithuania could be subject to unexpected political, economic or legal developments in the telecommunications sector while TDC Switzerland's access to the incumbent unbundled local loop and other resources, subject to mandatory sharing in Denmark and other countries, may be hindered.

Item 4 Information on the Company

Overview

We are a Danish full-service provider of communications solutions throughout Europe. We are a leading provider of communication services in Denmark, the second-largest communications provider in Switzerland and we hold significant interests in a range of communications companies elsewhere across Northern and Continental Europe. In total, international activities accounted for approximately 55% of our net revenues in 2002 and 2001, compared with 49% in 2000. By year-end 2002, we had more than 13.5 million customers on a total pro rata basis across Europe: 4.5 million landline customers, 6.7 million mobile customers, 1.5 million Internet customers and 885,000 cable-TV customers. In 2002, we were structured along the following seven principal business lines, each operating as a separate legal entity:

  TDC Tele Danmark a provider of primarily Danish landline telephony services.
  TDC Mobile International a provider of the group's mobile services, encompassing (i) TDC Mobil; our wholly-owned domestic mobile operator; (ii) Talkline, a wholly-owned German reseller of mobile products, directory and carrier services; and (iii) interests in Polkomtel, Bité, Ukrainian Mobile Communications (UMC) and Connect Austria, leading mobile operators in Poland, Lithuania, the Ukraine and Austria, respectively.In November 2002, we negotiated a conditional put-call option agreement for our stake in UMC with the Russian mobile operator MTS.
  TDC Switzerland , a provider of landline, mobile and Internet services in Switzerland.
  TDC Internet, a provider of Internet access services in Denmark, with investments in (i) Internet service providers Contactel (in the Czech Republic), and TDC Internet Polska (in Poland) and (ii) DanNet, a provider of data clearing and electronic data interchange services (in Denmark).
  Our three remaining business lines were TDC Directories , TDC Cable TV and TDC Services . We also held a 16.5% equity interest in Belgacom, Belgium's incumbent telecommunications provider.

Effective January 1, 2003, we have consolidated our business lines from seven to six with the merger of TDC Tele Danmark and TDC Internet.The new combined business line is called TDC Solutions.

Our History and Development

We were founded by the Danish State in November 1990 to serve as a holding company for the four Danish regional telecommunications enterprises and Telecom A/S (Telecom), the international telephone service provider. We are a public limited company and were incorporated on November 14, 1990. We are subject to the provisions of the Danish Act relating to Public Limited Liability Companies. Our principal offices are located at Nørregade 21, 0900 Copenhagen C, Denmark, and our telephone number is: +45 33 43 77 77.

The primary reason we were formed was to strengthen the competitiveness of the Danish telecommunications sector. In 1991, we acquired two of the regional telecommunications enterprises, Tele Sønderjylland A/S (Tele Sønderjylland) and Fyns Telefon A/S (Fyns Telefon), as well as Telecom. We completed the acquisition of the two remaining regional telecommunications enterprises, Kjøbenhavns Telefon Aktieselskab (KTAS) and Jydsk Telefon-Aktieselskab (Jydsk Telefon), in March 1992. Minority shareholdings in KTAS and Jydsk Telefon, the two entities that had been partially privatized, were either exchanged for our shares or purchased by the Danish State. The acquisition of the Danish State's interests in all of these enterprises was effected by an exchange of our shares, together with cash payments.

Prior to our establishment, the four regional companies provided a wide range of telecommunications services and products including domestic telephone services, mobile services, rental and sales of equipment, data communications and public payphones.

From 1991 to 1994, we reorganized and strengthened our management functions. Units were formed to handle a number of nationwide activities and services, such as mobile services, data network services, supply and service of telecommunications equipment, information technology and financial functions. The new structure improved our responsiveness to changing market conditions.

In March 1992, our subsidiary Tele Danmark Mobil A/S (Tele Danmark Mobil) began providing mobile telephone and other mobile services that were previously provided by the regional companies. In January 1993, another subsidiary, Tele Danmark Erhverv A/S (Tele Danmark Erhverv), assumed, through a merger of activities of KTAS and Jydsk Telefon in this area, responsibility for supplying and servicing private branch exchanges, or PBXs, internal networks, cabling and wide area networks for larger businesses. Tele Danmark Erhverv in 1994 took over responsibility for similar activities previously performed by Tele Sønderjylland and Fyns Telefon. In 1993, our subsidiary, Tele Danmark Datacom A/S (Datacom) took over the handling of the production and marketing of data network and communication services. Datacom was made a subsidiary of Tele Danmark Erhverv in January 1994 in order to coordinate Datacom's services with other business oriented services we offered.

In 1994, our international activities were organized under Tele Danmark International. This division was responsible for the management of the group's foreign companies and international ventures. It also assessed and prepared the groundwork for future business opportunities outside of Denmark.

In April 1994, we made a public offering of 63,229,770 class B shares, of which 51,839,540 were in the form of American Depositary Shares, each representing one half of one class B share. After this offering and a related reorganization of our capital structure, the ownership of the Danish State was reduced to 51% of our nominal share capital and voting power. Of the 63,229,770 class B shares offered, 25,919,770 were offered in the United States and 37,310,000 were offered outside the United States, including in a public offering in Denmark.Further, in the same year the overall coordination of both marketing efforts and R&D was strengthened by setting up cross-organizational management groups.

In 1995, the group's parent company, Tele Danmark A/S, merged with the following subsidiaries: KTAS, Jydsk Telefon A/S, Fyns Telefon A/S, Tele Sønderjylland A/S, Telecom A/S, Tele Danmark EDB A/S, Tele Danmark Erhverv A/S, Tele Danmark Datacom A/S, Tele Danmark Finans A/S and Teldan Indkøb A/S. The merger had legal and financial effect from January 1, 1995. The merger had entailed a fundamental restructuring of our organization. The changes were planned in the second half of 1995 and came into effect on January 1, 1996. The restructuring was based on the gradual structural development over five years of the Danish telecommunications sector.

In October 1997, we entered into a strategic partnership with Ameritech, aimed at benefiting customers, employees and shareholders. Ameritech supported the partnership by acquiring 34% of our shares from the Danish State.

In January 1998, our shareholders decided to reduce our share capital by 17% by repurchasing and canceling the Danish State's remaining shares in Tele Danmark A/S. This transaction completed our privatization.

In October 1999 Ameritech and SBC Communications merged making SBC Communications one of the largest communications companies in the world. SBC Communications now owns 41.6% of our shares.

In 2000, we completely restructured our operations to strengthen our competitive position and focus more clearly on high potential growth areas. An important driver of this restructuring was our investment in Switzerland, where we increased our ownership in sunrise and purchased a majority stake in diAx, a Swiss mobile provider.These investments and the subsequent merger of sunrise and diAx have made us the second-largest communications provider in Switzerland, offering landline, mobile and Internet services in direct competition with Swisscom.TDC group now comprises a holding company with business lines operatingin specific business areas. These important changes are reflected in the names of our holding company and its business lines. As of year end 2000, our holding company (formerly Tele Danmark Group) became known as the TDC Group.Our principal business lines became TDC Switzerland, TDC Tele Danmark, TDC Mobile International, TDC Internet, TDC Directories, TDC Cable TV and TDC Services.Effective in January 2003, we streamlined domestic operations through the merger of TDC Tele Danmark and TDC Internet to form TDC Solutions.

For a complete list of our significant subsidiaries and associated companies, see note 29 to our consolidated financial statements.

Overview of Our Revenues by Service Area

Net revenues by service area are specified in the table below.These revenues are generated by our various business lines operating in Denmark and 12 other countries in Europe.Since 2001, more than half of our net revenues have come from operations outside of Denmark.A discussion of our revenues by service area is included in "Our Subsidiaries" below, and in Item 5 under "Results of Operations by Business Line".

DKK M	Year Ended December 31,
	2000	2001	2002
Landline telephony	12,986	17,089	16,479
Mobile telephony	15,716	17,178	17,160
Terminal equipment, etc.	2,861	2,811	2,791
Data communication and Internet services	1,679	2,985	3,676
Leased lines	1,327	1,343	1,232
Operator services	563	479	485
Directories	1,214	1,377	1,405
Cable TV	1,096	1,193	1,341
Other activities, including Belgacom	7,110	6,939	6,586
Total	44,552	51,394	51,155

Our Subsidiaries

TDC Tele Danmark

customer premises equipment to business customers in in in the United StatesTDC Tele Danmark generated a large percentage of revenues from landline telephony, terminal equipment, data communications and Internet services, leased lines and operator services in each of the last three years. Changes in revenues from landline telephony services in the table above result from our investment in TDC Switzerland in 2001 and a migration from landline telephony services to other forms of communications service, impacting both 2001 and 2002.TDC Tele Danmark offers a full range of communications services for our customers in Denmark, including telephony services, broadband solutions, data communications services, leased lines, system integration capabilities and operator services. Internationally, TDC Tele Danmark includes our wholly-owned subsidiary Internordia Communications AB, offering Sweden, our wholly owned subsidiary TDC Norway, a regional infrastructure company Norway, and our wholly-owned subsidiary Tele Danmark USA Inc., offering wholesale landline telephony.

TDC Tele Danmark had 3.6 million customers and employed 11,193 people at December 31, 2002.

TDC Tele Danmark's strategy is to complete its transformation from a traditional supplier of landline telephony into a state of the art company with a focus on Internet protocol, or IP, based solutions, value-added services, broadband and communications data and convergence products.To that end, in 2002 TDC Tele Danmark continued the process of migrating its traditional switched network to an entirely IP-based network and has made significant progress in rolling out Asymmetric Digital Subscriber Line (ADSL) connections to cover almost the entire Danish population.In 2002, it gained more than 140,000 new ADSL customers. By the end of 2002, TDC Tele Danmark had provided approximately 95% of the Danish population with the possibility of access to its broadband network.

TDC Tele Danmark has already begun migrating from a traditional switched network to an IP-based network, in order to provide new products and services, including Voice over IP, or VOIP, solutions which it considers to be a major growth area for the future. TDC Tele Danmark already delivers VOIP products to business customers on corporate intranets and extranets. Convergence products are another focus area, with an emphasis on the development and testing of new, bundled products. For business customers, TDC Tele Danmark manages entire communications networks, from operating voice and data systems to running call centers; it also provides a tailored range of additional products to businesses. Correspondingly, TDC Tele Danmark offers residential customers customized service offerings, including integrated voice, data transmission, billing surveillance, security and entertainment-on-demand features, in addition to providing the broadband ADSL capabilities mentioned above.

TDC Mobile International

TDC Mobile International is the clear market leader in the Danish domestic market for mobile telephony services and has steadily expanded in Europe. In 2002, approximately 68% of its revenues were generated by operations in Germany, Lithuania, Poland, Austria and the Ukraine.More than 80% of TDC Mobile International's net revenues have come from mobile telephony subscriptions and traffic during the last three years.The remainder is generated primarily by landline and Internet activities at Talkline (see below), and sales of terminal equipment.At December 31, 2002, TDC Mobile International had, on a pro rata basis, 5.0 million customers and 1,220 employees, excluding international operations in subsidiaries. TDC Mobile International acquired a Danish UMTS license in 2001, together with UMTS licenses in Poland and Austria in 2000.This UMTS platform provides TDC Mobile International with the ability to share knowledge and experience across these markets in connection with the anticipated rollout of its UMTS networks and services in the respective markets.

Short Message Service, or SMS, permitting mobile telephone users to receive and send short text messages.The use of SMS has increased rapidly in each of TDC Mobile International's European markets, with TDC Mobile International handling more than 520 million domestic SMS messages in 2002, representing a 34% increase in messages over 2001. through its MIGway joint venture formed in 2001, provides customers in Denmark, Germany and Switzerland with the ability to access MSN hotmail and other data services from their mobile handsetsTDC Mobile International .TDC Mobile International offers a variety of mobile products and services to match the diverse range of demand from residential and business customers. The basic service offered is voice telephony, which is provided on a postpaid or prepaid basis. Customers also receive a number of additional basic services at no charge when they purchase mobile telephony services. TDC Mobile International also offers     TDC Mobile International also offers a range of mobile data services and,. also offers GPRS services in certain of its European markets, as set forth below

The following companies fall within TDC Mobile International's operations:

TDC Mobil (Denmark) third-party resellers of subscription and traffic, , TDC Mobile International's wholly-owned subsidiary, is the leading player in the Danish mobile telecommunications market with one of the largest domestic mobile market shares among former telephone incumbents in Northern and Western Europe. In 2002, TDC Mobil (Denmark) experienced 7.2% growth in net revenues and 3.5% growth in subscribers, to 1.7 million. TDC Mobil (Denmark) grew its wholesale customer base, consisting of by 16% in 2002.

Talkline (Germany) is TDC Mobile International's wholly-owned German mobile company. Since its restructuring in 2001, when Talkline disposed of Talkline Nederland and terminated its landline and Internet businesses, Talkline is now focusing solely on providing mobile voice and data services within Germany on a service provider basis. At December 31, 2002, Talkline had 1.7 million mobile customers and net revenues in 2002 of DKK 7,600 million.

Bité (Lithuania) is wholly-owned by TDC Mobile International and had almost 0.5 million mobile customers at December 31, 2002, a 79% increase over 2001. Bité enjoys a strong position in the mobile Internet services market and the business segment, and successfully introduced GPRS services to residential and business customers across its network in 2001.Its net revenues increased by 83% in 2002.

Polkomtel (Poland) is 19.6% owned by TDC Mobile International and is one of Poland's leading mobile operators. In 2002, Polkomtel's net revenues grew 6.6%, to DKK 1,800 million (pro rata), while its customer base grew by 32% to 4.5 million customers.Poland continues to offer exceptional growth opportunities in the telecommunications market and, in light of the UMTS license it acquired in 2000 and the launch of GPRS services in 2001, we believe Polkomtel is well-positioned within the current market.

Ukrainian Mobile Communications, or UMC (Ukraine) is 16.3% owned by TDC Mobile International. In 2002, TDC Mobile International entered into an agreement with MTS, a Russian mobile operator, to sell its stake in UMC under a conditional put-call arrangement.

Connect Austria (Austria) is 15% owned by TDC Mobile International. Known in Austria under the brand name "ONE", Connect Austria is the third largest mobile operator in Austria. In 2002, its mobile customer base grew by 3.6% and it launched several GPRS applications. It anticipates commercial launch of UMTS applications in 2003 following a successful soft launch in 2002. Its net revenues increased 9.4% in 2002 to DKK 631 million (pro rata).

TDC Switzerland

Following the 2001 merger of TDC Switzerland became the second largest telecommunications services provider in Switzerland, offering landline, mobile and Internet services under the sunrise brand name.With 852,000 landline and 1.1 million mobile customers, TDC Switzerland handles approximately 20% of all Swiss voice traffic. Its landline and mobile market shares are estimated to be approximately 20%, and more than 90% of its revenues since 2001 have come from these two markets.At December 31, 2002, TDC Switzerland was one of the largest Internet service providers, or ISPs, in Switzerland, with 518,000 customers.Since the merger, TDC Switzerland has focused on high-growth areas such as the cross-selling and bundling of landline, mobile and Internet services, resulting in increased net revenues to DKK 8,932 million in 2002. TDC Switzerland has also experienced a decrease in churn rates since the merger, and the merger has allowed TDC Switzerland to profit from economies of scale.sunrise and diAx, two Swiss telecommunications operators with complementary businesses,

In addition to landline products, including ADSL solutions, and mobile telephony and Internet services, TDC Switzerland offers mobile data services such as SMS and access to MSN hotmail and other data services from mobile handsets.Importantly, since December 2000, TDC Switzerland has offered GPRS services to both postpaid- and prepaid customers alike.TDC Switzerland acquired a UMTS license in December 2000 and anticipates building upon its existing GPRS capabilities to launch UMTS services when commercially viable.

TDC Internet

Offering a wide range of products, from simple Internet connections to broadband access and complex security and hosting services, TDC Internet is the largest ISP in the Danish market and the leading ISP in the Nordic region. Together, TDC Internet and TDC Tele Danmark are also market leaders in the Danish broadband market, providing more than 70% of all Danish ADSL connections.TDC Internet also has invested in Internet service providers in the Czech Republic (Contactel) and Poland (TDC Internet Polska).TDC Internet's revenues are included in our revenues from data communication and Internet services.

TDC Internet holds a strong position in the business market, where its Internet and broadband services provide access, hosting, security and e-commerce capabilities.Its website, www.tdconline.dk, focuses on online customer support and broadband sales.

DanNet, a Danish TDC Internet subsidiary, is a global market leader in providing business communities with data clearing and electronic data interchange services. It serves more than 100 GSM operators worldwide by facilitating roaming data exchanges. In Denmark, DanNet serves about 3,000 clients by enabling the electronic interchange of mission critical data.

TDC Directories

entered the Norwegian directories market with its acquisition of Storbyguiden in December 2000 and, in January 2001, enhanced its position in the Danish and Swedish directories markets through acquisitions of DM Huset and TDC Directories provides electronic, online and traditional directory services in Denmark, Sweden, Finland and the Czech Republic. TDC Directories is the market leader in Denmark and number two in Sweden where, in addition to traditional directory services, it sells Internet advertisements (through a Yellow Pages web site) and local and business to business directories. TDC DirectoriesFöretagsFakta.During 2001 the Swedish activities were merged into the company TDC Forläg AB, as part of our strategy to consolidate TDC Directories' Nordic presence.In 2002, TDC Directories acquired Hakemistot OY, a publisher of trade catalogs and national business-to-business catalogs in Finland.

TDC Cable TV

TDC Cable TV supplies cable and digital television and telecommunications services, including broadband Internet access, to 885,000 households in Denmark. TDC Cable TV offers two-way communication to 62,000 customers, including members of local antenna and housing associations, in the form of high speed Internet access.

TDC Services

The primary activities of TDC Services are to provide billing, logistics, procurement, facility management, wage administration and information technology services for our other business units.

Regulatory Environment

Although the Danish Ministry of Science, Technology and Innovation has overall responsibility for the regulation of the Danish telecommunications sector, the Danish Parliament has taken the following actions since 1996 in the telecommunications area:

  1996: (i) full liberalization of the Danish telecommunications infrastructure and services; and (ii) abolishment of all exclusive and special rights within landline telephone services.
  1997: granting of four licenses within the GSM 1800 mobile system.
  1998: (i) introduction of local loop unbundling and co-location; and (ii) introduction of service provision/resale based on retail prices less avoided cost.
  1999: (i) introduction of carrier pre-selection; and (ii) introduction of number portability between fixed networks within a local exchange area.
  2000: (i) revision of a regulation providing for later introduction of a revised Telecommunications Act and competition principles as the primary basis for regulation in the telecommunications area; and (ii) granting of seven licenses for Fixed Wireless Access.
  2001: (i) mandatory reference interconnection offers for shared access and bit stream access to the local loop; (ii) introduction of number portability for mobile-to-mobile services; (iii) granting of four UMTS licenses based on a sealed bid money auction; and (iv) granting of two licenses for Trunk Radio Communications Systems, or TETRA, based on a "beauty contest".
  2002: revision of the Act on Radio Frequencies.

Our end user prices for basic telephony services are regulated according to a price cap scheme. The phone bill of an average residential telecommunications user, including the initial connection fee, subscription fees, call set up charge, traffic charges for domestic and international calls as well as calls to mobile networks, but excluding discounts, are reduced each year by a certain percentage measured against the change in Danish Net Price Index, or NPI. However, recently a political agreement has been concluded regarding the future scope of the price regulation in Denmark. As a result, the price regulation will no longer include a price cap on traffic charges per minute. Other prices will still be subject to a price cap where the prices are temporarily frozen at the current level. The amendments are expected to come into effect on July 25, 2003.

Carrier pre selection, where an operator other than TDC is chosen as the default operator on our networks without the user dialing a 4-digit prefix code, was implemented fully into our fixed and mobile networks in 1999.

We are mandated to offer in our network unbundled access to the local loop, also known as "raw copper," share access to the local loop, bit stream access and co-location, which allows competitors to lease space from us in our central office facilities. The access prices are based on costs narrowly defined by regulatory provisions, with a mark up of 12%. As of 2003, this model will be substituted by the Long Run Average Incremental Costs model, or LRAIC, which will be applicable to prices for local loop and shared access to the local loop. Based on an EU regulation, we must publish a reference offer for shared access to the local loop from January 2001.This mandated sharing will make it possible for other market actors to offer Internet access without having to offer ordinary telephone services.

on our Geographical number portability was implemented in Denmark in October 1999, making it possible for a customer to keep his telephone number when moving from one fixed network operator to another, if staying within the same local area. Since July 1, 2001, number portability has been possible between mobile networks and number portability between fixed and mobile networks shall be offered as of April 2004.We are obliged to offer resale services fixed network. Prices are fixed at 21% below retail prices. We offer service provision on our mobile network on a commercial basis .

From January 1, 2003, the prices on switched interconnection traffic, co-location, interconnect capacity, shared access and raw copper (unbundled access to the local loop) are based on the results of the Long Run Average Incremental Cost model, which leads to substantially lower prices with respect to switched interconnection, co-location and interconnection capacity. This regulatory initiative will have an adverse effect on our revenues and profit margins, as the prices we can charge for wholesale services are reduced. With regard to raw copper, the implementation of the Long Run Average Incremental Cost model will result in increased prices. However, in 2003, the price of raw copper will remain equal to the price in 2002, as the price increase will be implemented over an expected period of seven years from 2004. It is expected that the marginal update of the Long Run Average Incremental Cost model in 2004 and 2005 will result in only minor changes in interconnection prices. Each third year (i.e. again in 2006, 2009, etc) the model may be subject to a substantial update or revision.

The EU has passed five new directives on the regulation of the telecommunications market, which have been implemented in Danish legislation, and will be in effect no later than July 25, 2003. The main effect of the EU-directives in relation to regulating interconnect traffic is that the Danish National IT and Telecom Agency must carry out market analyses on a number of markets to be identified on the basis of a recommendation from the EU Commission. Based on the market analyses, the Danish National IT and Telecom Agency has to decide whether the market is subject to competition imperfections. If imperfections are identified, the Danish National IT and Telecom Agency must designate one or more operators as having significant market power in the relevant market and must decide to adopt one or more regulative measures to eliminate the imperfections. The market analyses are expected to be initiated in mid-2003. Until the market analyses of relevant markets are carried out and the Danish National IT and Telecom Agency has decided whether or not to adopt regulative measures, the existing level of regulation will be maintained in the relevant markets.

More than half of our 2002 net revenues were derived from European operations outside Denmark. We have substantial international operations that may be affected by a lack of foreign liberalization of the telecommunications sector and political, economic and legal developments in foreign countries. While the telecommunications markets in Western Europe are subject to relatively low governmental control, the Swiss market is slightly more regulated than the rest of Western Europe and the markets in Eastern Europe are currently subject to minimal liberalization. As a result, our operations in Europe could be subject to unexpected political, economic or legal developments in the telecommunications sector, such as TDC Switzerland's access to the unbundled local loop and other resources that are currently hindered.

Research and Development, Patents and Licenses

Our research and development activities currently focus on next-generation services and network platforms in the landline and mobile sectors. This includes development of broadband applications and services, as well as IP-based and UMTS network platforms, and wireless LAN capabilities. Furthermore, we participate in international programs, including standardization efforts, and cooperate with independent research organizations. Although we expect our research and development efforts to contribute to future revenue growth, our results of operations and cash flows are not dependent upon the success of such efforts.

We do not believe that we are dependent on any individual patent or other intellectual property right.To offer mobile telecommunications services in the different countries in which it operates, TDC Mobile International is dependent on licenses from the relevant authorities in each of those countries, some of which have limited terms.Although we expect that TDC Mobile International will be able to renew these licenses as necessary, they have no legal entitlements in this regard.

Property, Plants and Equipment

Our principal properties consist of numerous telecommunications installations, including exchanges of various sizes, transmission equipment, cable networks, base stations for mobile networks and equipment for radio communication, all of which are mainly located in Denmark. We also have numerous computer installations, which are primarily located in Copenhagen and Aarhus. Generally, we own most of our properties, although we also lease space in a number of locations.

We are actively engaged in the management of our properties. Through our TDC Services business line, we ensure that we have the use of sufficient office premises and floor space to enable our principal business activities to be carried out effectively and on favorable terms.

The total area of our properties comprises 1,101,059 square meters. As of December 31, 2002, based on the relative distribution of square meters owned and leased, approximately 51% of our properties were owned by us and approximately 49% were leased, compared with 55% and 45%, respectively at December 31, 2001.As of December 31, 2002 telecommunication installations represented 42% of our total fixed assets, and other tangible fixed assets represented 10%, of our total fixed assets.

For further information on property, plant and equipment see note 10 to our consolidated financial statements.

Competition

Since the full liberalization of the Danish telecommunications market in mid-1996, we have faced intense competition, based primarily on price, in the market for landline telephony services.In the market for domestic and international long distance telephony services, competition has been enhanced by regulations requiring us to permit other telecommunications companies to interconnect with our network at fixed rates.These fixed rates have been reduced numerous times over the past five years, resulting in a reduction of prices.Furthermore, we are required to offer competitors access to our local loop at regulated prices and in the future will be subject to number portability legislation, which we expect will further increase competition. See Item 4, "Regulatory Environment".

Competition in mobile telephony has generally focused on price, coverage, range of services offered and quality of services.In Denmark, TDC Mobile International's primary market, the rate of mobile telephone penetration is relatively high.Consequently, we expect growth in the number of customers to decline, as the focus of competition shifts from customer acquisition to customer retention.As the dominant incumbent operator in the Danish domestic market for mobile telephony services, we anticipate that TDC Mobile International will be required to continue to focus on expanding the range and quality of its mobile voice and data services in order to maintain its market share.

Legal Proceedings

We are a party to certain pending lawsuits in Denmark and other countries and in certain pending cases with Danish authorities and complaints boards. We are of the opinion that, even if the outcome of these cases is not in our favor, there will be no significant adverse effect on our financial position.

We are a party to certain arbitration cases brought against other telecommunications companies.A favorable outcome for us of these arbitration cases would positively impact our results of operations and financial position.

Item 5 Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our consolidated financial statements, prepared in accordance with accounting principles generally accepted in Denmark (Danish GAAP), which differ in certain respects from US GAAP. For a reconciliation of the material differences between Danish GAAP and US GAAP that are relevant to us, see note 30 to the Consolidated Financial Statements.

Implementation of the new Danish Financial Statements Act, which was effective from January 1, 2002, has required changes to the way we account for certain activities.The impacts of these changes are reflected in our 2002 results, and we have restated amounts from prior years for comparative purposes.A detailed discussion of the changes and the related impacts is included in Item 5, "Discussion of Accounting Policies - Changed Accounting Policies."

Overview of Group Results

TDC A/S is a holding company operating in the communications services industry, with subsidiaries and affiliates in Denmark and 12 other European countries.Currently, we conduct our operations through six business lines.Prior to January 1, 2003, we operated through seven business lines: TDC Tele Danmark, TDC Mobile International, TDC Switzerland, TDC Internet, TDC Directories, TDC Cable TV and TDC Services.A description of each business line is included in a separate discussion of their results.As of January 1, 2003, TDC Tele Danmark and TDC Internet were combined to form a new business line called TDC Solutions.

We faced an operating environment in 2002 that was similar in many ways to the operating environment in 2001.Telecom regulators in Denmark continued their efforts to liberalize the traditional landline voice market, resulting in pricing pressures and increased competition.In addition, landline traffic volumes have been impacted by a general migration from traditional voice services to other means of communication, such as mobile services or IP-based voice and data solutions.Competition in the domestic mobile business remains strong, with several network operators and a highly penetrated market.Our investments in European mobile network operators continued to perform well, and Talkline, a German service provider owned 100% by TDC, benefited from a successful restructuring commenced in 2001.The domestic Internet business also grew strongly in 2002, driven primarily by growth in the number of ADSL customers.Finally, we continued to strengthen our position as an alternative communications provider in Switzerland, with solid growth at TDC Switzerland.

In 2002, TDC delivered strong earnings growth, primarily reflecting significant improvement in TDC Switzerland's financial performance, combined with growth in TDC Mobile International and continued rapid expansion of ADSL service in Denmark.Conversely, the unfavourable regulatory environment in Denmark, as well as migration from traditional landline services to mobile and Internet offerings, resulted in an earnings decline in the domestic landline business.The financial results for the group are summarized in the table below.

The revenue and expense figures in the table, and the related discussion, reflect the inclusion of our pro rata share of the results from affiliated enterprises in which we have joint dominant influence, but not operating control.

]>
TDC Group
				Percent Change
DKK M	2000	2001	2002	2001 vs. 2000	2002 vs. 2001

Net revenues	44,552	51,394	51,155	15.4	(0.5)
Work performed for own purposes and capitalized	1,352	1,661	1,639	-	-
Other operating income	7,493	1,088	1,175	-	-
Total revenues	53,397	54,143	53,969	1.4	(0.3)
Operating expenses	33,974	42,491	39,723	25.1	(6.5)
Depreciation, amortization and writedowns	6,487	10,688	10,216	64.8	(4.4)
Total operating expenses	40,461	53,179	49,939	31.4	(6.1)
Operating Income	12,936	964	4,030	(92.5)	318.0
Income from investments	14	772	(38)	-	-
Fair value adjustments	144	623	3,257	-	-
Interest and other financial expense, net	(628)	(1,355)	(1,114)	115.8	(17.8)
Net financials	(470)	40	2,105	-	-
Income before income taxes	12,466	1,004	6,135	(91.9)	511.1
Total income taxes	3,212	1,425	1,686	(55.6)	18.3
Minority interests' share of net income	(15)	407	93	-	-
Net income	9,239	(14)	4,542	-	-

Results for each of the years shown above include the impacts of certain one-time items that are not necessarily reflective of the underlying operations, as discussed below.In addition, the line titled "Fair Value Adjustments" includes the impacts of adjusting minority passive investments and other financial assets to fair value in accordance with Danish GAAP, which differs in some respects from the treatment of such items under US GAAP.See note 30 to the consolidated financial statements for a reconciliation of net income under Danish GAAP to US GAAP.

The specific one-time items that have impacted our results in each of the three years shown above are as follows:

2002

We recorded impairment losses and asset writedowns totalling DKK 1,066 million before and after tax related to investments in Contactel S.A. (Czech Republic), TDC Norway A/S (Norway) and TDC Internet Polska S.A. (Poland).We recorded these charges as a component of depreciation, amortization and writedowns.The impairments resulted from events occurring in 2002, primarily related to operating environments and market developments, which indicated that previous assumptions used in the valuation of these investments were no longer valid.Following a thorough review of operations and future prospects for each of these investments, our estimates of enterprise value were adjusted downward to reflect reduced free cash flow expectations and lower terminal growth rates.Cost of capital assumptions were also adjusted as necessary to reflect increased risks associated with the ongoing investments.

The net impact of restructuring programs was a charge of DKK 556 million before tax and DKK 359 million after tax in 2002.These amounts consist of our pro rata share of a restructuring program at Belgacom (DKK 925 million before tax and DKK 610 million after tax), offset by reversals of unused restructuring provisions, primarily at Talkline (DKK 369 million before tax and DKK 251 million after tax).See below under "Talkline Restructuring" for further discussion of the Talkline restructuring in 2001.

Offsetting these negative items, we realized gains of DKK 489 million before and after tax resulting primarily from asset sales by Belgacom during 2002.In February 2002, Belgacom sold a portion of its interest in Ben, a mobile operator in the Netherlands, resulting in a tax-free gain of DKK 343 million for TDC.Following this sale, Belgacom's investment in Ben became a minority passive investment as a consequence of the reduction in its share ownership from 27.4% to 17.2%.Sales of Ben shares by Belgacom after this date were classified as fair value adjustments rather than one-time gains.We also realized a tax-free gain of DKK 123 million related to Belgacom's sale of Belgacom France in 2002.These gains are shown as other operating income and included in total revenues.

The total net income impact of one-time items after tax and minority interests was DKK (859) million in 2002.

2001

During 2001, we considered our strategic options and decided to restructure Talkline.This resulted in a one-time charge of DKK 2,720 million in 2001 (DKK 2,113 million after tax).The one-time item included impairment charges and provisions related to fulfilment of obligations towards employees and resellers, among others.

Other restructuring costs and charges resulted in a pre-tax impact of DKK 886 million (net income impact of DKK 696 million) stemming primarily from impairment charges at Belgacom related to its Infosources and Tritone subsidiaries, as well as costs related to the merger of sunrise and diAx into the new entity TDC Switzerland.

In addition, we exchanged or disposed of a number of shareholdings, resulting in a pre-tax gain of DKK 1,058 million (net income impact of DKK 754 million), including:

  a disposal of 7.9% of Belgacom's stake in Ben, resulting in a tax-free gain of DKK 231 million; and
  a net gain of DKK 827 million resulting from ownership changes relating to Ceske Radiokommunikace, recorded as income from investments, resulting in a net income impact of DKK 523 million.

The total net income impact of one-time items after tax and minority interests was DKK (2,055) million in 2001.

2000

Following a strategic realignment of our business in 2000, we realized pretax gains totalling DKK 4,412 million (net income impact of DKK 3,751 million) following disposal of the following assets:

  a 20.4% stake in NetCom ASA, a Norwegian mobile business, for total proceeds of DKK 4,200 million, resulting in a net income impact of DKK 1,170 million;
  a 33.3% stake in Telenordia AB, a Swedish communications company, for total proceeds of DKK 2,300 million, resulting in a net income impact of DKK 2,025 million;
  a 25% stake in NSAB, a satellite communications company in Sweden, for total proceeds of DKK 500 million, resulting in a net income impact of DKK 260 million; and
  Tele Danmark Marine, a sea cable business based in Denmark, for total proceeds of DKK 900 million, resulting in a net income impact of DKK 296 million.

Net income in 2000 was also positively affected by Belgacom's sale of its shareholdings in X.com, resulting in a pro rata gain for TDC of DKK 268 million.Dilution of our shareholding in Ben in 2000 resulted in a further net income impact of DKK 1,960 million, of which DKK 1,401 million was recorded at TDC Mobile International, and the remainder through our shareholding in Belgacom.Other one-time items in 2000 comprised a write-down of assets, restructuring costs and redundancy payments associated with the realignment of operations, totalling DKK 479 million before tax, with a net income impact of DKK 486 million.

The total net income impact of one-time items after tax and minority interests was DKK 5,496 million in 2000.

Talkline Restructuring

As mentioned above, during 2001 we commenced an investigation of Talkline's strategic options, and in October 2001 we committed to a plan to restructure Talkline's operations.The result of our investigations was a decision to terminate Talkline's landline and Internet activities and to divest its Dutch mobile activities through a sale to a third party.The closure of the landline and Internet activities was conducted primarily through abandonment, and the exit plan are expected to be substantially completed during 2003.Its German mobile and Infodienste activities continue to operate.    all financial issues related to

In 2001, we recorded a one-time charge of DKK 2,720 million for the costs associated with the restructuring of Talkline. Of this, impairment charges resulting from the abandonment and sale of assets amounted to DKK 1,785 million. Such assets included goodwill, other intangible assets and equipment. The provision for restructuring amounted to DKK 935 million.

The total provision for restructuring consisted of termination benefits as well as other costs to exit the landline and Internet businesses. For the purpose of calculating the restructuring provision, we made estimates of the costs based upon our restructuring program. These estimates include costs related to the fulfillment of existing obligations towards employees, resellers, customers and dealers, as well as other contractual obligations.

We based the provision for termination benefits on a plan which was communicated to the employees in the fourth quarter of 2001. The plan identified the number of employees to be terminated, their job function and their locations, and enabled the employees to receive information about the severance payments.The plan specified that 376 employees would be involuntarily terminated.

The total restructuring charge was expensed in 2001 in the business line TDC Mobile International A/S, and consisted of the following elements:

DKK 815 million for exit costs relating to existing obligations; and·

DKK 120 million for cost relating to involuntary termination benefits.·

During 2002, management of TDC Mobile International determined that a portion of the originally anticipated restructuring costs would not be incurred, due primarily to the successful transfer of a large number of landline and Internet customers to other providers, thereby avoiding contract termination costs.As a result, we reduced the restructuring liability in 2002, with a corresponding reduction to operating expenses.The income statement impact was DKK 327 million before tax and DKK 245 million after tax.

During 2002, approximately DKK 315 million was charged against the Talkline restructuring liability, and 228 employees were terminated under the provisions of the plan.As of December 31, 2002, approximately DKK 238 million of the restructuring liability remained.We expect to incur the remaining costs associated with the restructuring program over the next several years.Because the Talkline restructuring was designed to eliminate underperforming parts of the business, we expect cost savings resulting from the program to exceed the corresponding revenue reductions, resulting in improved operating margins.In 2002, the restructuring program resulted in an improvement of DKK 601 million in Talkline's income from operations.

The restructuring provision is based on management's best estimates and future results may differ from these estimates, in which case we may be required to change the provision for exit costs and termination benefits.

Belgacom Restructuring

In January 2002, Belgacom implemented the BeST program to restructure its organization, work methods and procedures, in order to prepare the company for a significant shift of business activities to the Internet.As a result of this restructuring, 4,450 employees were offered voluntary termination from the company in January 2002, and 4,157 accepted the offer.The total cost of the program was approximately EUR 656 million before tax, resulting in a pro rata charge for TDC of DKK 925 million before tax (DKK 610 million after tax).At December 31, 2002, 2,181 employees had left the company under the BeST program, and another 1,976 employees were expected to leave between 2003 and 2005.In addition, 2,497 employees were engaged in "reconversion" training programs, the costs of which are charged to the income statement as incurred.Approximately EUR 618 million of the provision remained at Belgacom as of December 31, 2002.

Results of Group Operations

Following is a discussion of the consolidated results of TDC Group on an as-reported basis without adjusting for the one-time items discussed above.In addition, the developments in 2001 and 2002 were impacted by certain major changes in activities and ownership shares.As part of our restructuring of Talkline in late 2001, we divested Talkline Nederland in November 2001 and discontinued the operations of landline and Internet activities in Germany as of April 1, 2002.Following a change in ownership structure at Ben, we changed our method of accounting from pro rata consolidation to the cost method as of December 1, 2001.Finally, our investments in Switzerland resulted in the inclusion of diAx results from February 1, 2001, and a change in the reporting of sunrise results from pro rata consolidation within TDC Tele Danmark to full consolidation within TDC Switzerland.This change was effective from December 1, 2000.

Net Revenues

Net revenues declined from DKK 51,394 million to DKK 51,155 million in 2002, a decrease of 0.5%.The decrease was due primarily to lower revenues from our Talkline subsidiary resulting from the discontinuation of landline and Internet operations in Germany, and sale of mobile operations in the Netherlands.Revenues also declined in the domestic landline business, resulting from mandated price reductions, increased competition, and substitution from landline services to mobile and Internet services.These declines were substantially offset by strong revenue growth at TDC Switzerland, continued rapid expansion of domestic Internet services, primarily ADSL, and growth in domestic mobile operations.

Net revenues increased by 15.4% in 2001, resulting primarily from strong growth in international operations.The acquisition of diAx and formation of TDC Switzerland contributed significantly to this growth, as did our European mobile operations and expansion of directory services outside of Denmark.Domestic revenues grew slightly, with significant growth in mobile and Internet revenues, including considerable revenue growth driven by sales of ADSL services.This growth was offset by lower revenues from traditional landline services, operator services and data communications.

Total Revenues

Total revenues consist of net revenues, work performed for own purposes and capitalized, and other operating income.Changes in total revenues in 2002 and 2001, aside from the net revenue changes discussed above, resulted primarily from realized gains on asset sales.

Operating Expenses

Our operating expenses are composed of transmission costs, raw materials and supplies; other external charges; and wages, salaries and pension costs.Operating expenses declined from DKK 42,491 million in 2001 to DKK 39,723 million in 2002, a decrease of 6.5%.Much of the decrease resulted from the restructuring of Talkline, where closure or sale of portions of the operations in 2001 and early 2002 led to an improved cost profile.In addition, a portion of the Talkline restructuring charge related to employee severance and other shut-down costs was included in 2001 operating expenses.Also contributing to the decrease were lower sales of terminal equipment in the domestic market, combined with lower marketing costs in Denmark, and cost improvements at Belgacom.These decreases were partially offset by increased costs at TDC Internet, resulting from strong volume growth and increased activities with ISP businesses in the Czech Republic and Poland.Wages, salaries and pension costs also increased, due to the impacts of a workforce restructuring program at Belgacom combined with an increase in average headcount and higher salary levels in Denmark.

Operating expenses increased by 25.1% in 2001, due primarily to the expansion of operations in Switzerland from February 2001.Expenses related to Talkline and domestic mobile operations also increased, due to the Talkline restructuring and related charges, combined with investment in higher-revenue customers in Denmark.Higher customer volumes at TDC Internet, largely driven by ADSL expansion, as well as expansion of directory operations within the Nordic region, also contributed to the increase in operating expenses.

Depreciation, Amortization and Writedowns

Depreciation, amortization and writedowns decreased from DKK 10,688 million to DKK 10,216 million in 2002, a decrease of 4.4%.Both amounts were impacted by impairment charges recorded in 2002 and 2001, as discussed above.Adjusting for the one-time charges, depreciation and amortization expenses increased by DKK 647 million in 2002, or 7.6%.Higher asset bases in TDC Switzerland and TDC Internet contributed to the increase, as did the use of shorter asset lives and adjustments to the value of certain equipment installed at customer locations.Implementation of a new customer care and billing system for the domestic mobile operation also contributed to the increase.

Depreciation, amortization and writedowns increased by 64.8% in 2001, resulting primarily from our investment in Switzerland, which increased both the tangible asset base and goodwill.Significant impairment charges and asset writedowns in 2001, as discussed above, also contributed to the increase.Depreciation and amortization expenses also increased at TDC Internet, due to ADSL expansion in Denmark and the purchase of TDC Internet Polska, an Internet service provider in Poland, and at TDC Mobil, due to a higher asset base in Denmark.

Income from Investments

Income from investments consists of our share of the net income recorded by investments accounted for using the equity method.Such investments did not contribute significantly to our net income in 2002 or 2000.In 2001, we realized a net gain of DKK 827 million resulting from ownership changes relating to Ceske Radiokommunikace.Excluding this one-time net gain, income from investments was DKK (10) million in 2002, DKK (55) million in 2001 and DKK 14 million in 2000.The variation in results from year to year resulted primarily from ownership changes.

Fair Value Adjustments

In accordance with the requirements of the new Danish Financial Statements Act, we have recorded income (or loss) related to changes in the fair value of minority passive investments and other financial assets beginning January 1, 2002, and we have restated results from prior years for comparative purposes.Minority passive investments consist of investments in equity securities of a company where we do not have significant influence over its management.

Fair value adjustments in 2002 and 2001 stem primarily from our investment in Ben, a mobile joint venture with Belgacom and T-Mobile in the Netherlands.Following a change in ownership structure in 2001, we relinquished all influence over the management of Ben, and began treating our stake as a minority passive investment.As previously discussed, sales of Ben shares by Belgacom subsequent to April 1, 2002 were also treated as fair value adjustments.In 2002, we recorded a fair value adjustment in conjunction with T-Mobile's call of the Ben shares held by TDC and Belgacom, including our proportional share related to Belgacom's divestment of its stake in Ben.Other fair value adjustments not related to Ben aggregated DKK 138 million in 2002 and DKK 42 million in 2001.Fair value adjustments of DKK 144 million in 2000 related primarily to our minority investment in Pannon, a mobile provider in Hungary.

Interest and Other Financial Expenses, Net

Interest and other financial expenses, net decreased to DKK 1,114 million in 2002 from DKK 1,355 million in 2001, due primarily to the effects of lower average interest rates, offset by slightly higher average debt levels during the year.Average net debt increased from DKK 29,912 million to DKK 31,324 million during the year, while weighted average interest rates decreased from 4.3% to 3.7%.

Interest and other financial expenses, net increased to DKK 1,355 million in 2001 from DKK 628 million in 2000, due primarily to significantly higher average net debt levels.The increase in net debt resulted primarily from our investment in TDC Switzerland.

Income Taxes

Total income tax expense increased to DKK 1,686 million in 2002 from DKK 1,425 million in 2001, due primarily to the increase in pretax income.Our effective tax rate decreased significantly in 2002, to approximately 27.5%.Much of the decrease resulted from the recording of fair value adjustments with no tax effect, related primarily to our Ben divestment.Adjusted for one-time items and fair value adjustments, our effective tax rate was approximately 47.3% in 2002, compared with an effective tax rate of approximately 62.9% in 2001.The reduction in our effective tax rate resulted from a change in the distribution of income between companies with different effective tax rates.

Income tax expense decreased by 56% in 2001 compared with 2000, due primarily to a decrease in pretax income, offset by an increase in the effective tax rate, adjusted for one-time items and fair value adjustments, from 42% to 62.9%.The higher effective tax rate in 2001 resulted from a change in the distribution of income, with increased losses from foreign operations that did not give rise to a tax benefit, combined with an increase in the amount of goodwill amortization that was not deductible for tax purposes.

For a complete reconciliation of our effective tax rate to statutory tax rates in Denmark, see note 8 to the consolidated financial statements.

Minority Interests

Changes in minority interests' share of net income in 2002 and 2001 related primarily to our investment in Switzerland.TDC Switzerland's minority investors collectively held approximately 21% of the shares in 2002 and 2001, with a corresponding reduction in the impact of TDC Switzerland's results to TDC.

Results of Operations by Business Line

Following our strategic realignment in November 2000, we have separated our operations into distinct lines of business focusing on specific products, services and customers.Each business line generates discrete financial results for performance measurement purposes.We had seven business lines in 2002, consisting of TDC Tele Danmark, TDC Mobile International, TDC Switzerland, TDC Internet, TDC Directories, TDC Cable TV and TDC Services.With the exception of TDC Services, each of the business lines is discussed separately below.Results of TDC Services are discussed together with other corporate activities, including our stake in Belgacom, TDC A/S (parent company) expenses, and intercompany eliminations.

Our management evaluates business line performance based on results adjusted for one-time items.We believe that the one-time items excluded from business line results do not reflect the underlying fundamentals of the business, and should be analyzed separately.Therefore, the figures in the following tables, and the related discussions of results, have been adjusted to exclude the impact of one-time items previously discussed.Information is provided to allow reconciliation of adjusted results to results on an as-reported basis.

TDC Tele Danmark

TDC Tele Danmark provides a full range of communications services for customers in Denmark, including telephony services, broadband solutions, data communications services, leased lines, system integration capabilities and operator services.In addition, TDC Tele Danmark offers a more limited range of products and services to customers in Norway and Sweden.The table below sets forth results for TDC Tele Danmark.

]>
TDC Tele Danmark
				Percent Change
DKK M	2000	2001	2002	2001 vs. 2000	2002 vs. 2001

Revenues
Landline subscription (voice)	4,553	4,492	4,450	(1.3)	(0.9)
Landline traffic (voice)	8,569	7,301	6,374	(14.8)	(12.7)
Leased lines	1,684	1,792	1,572	6.4	(12.3)
Data communication and Internet	1,293	1,773	2,352	37.1	32.7
Terminal equipment	2,773	2,727	2,700	(1.7)	(1.0)
Other	1,679	1,367	1,347	(18.6)	(1.5)
Total net revenues	20,551	19,452	18,795	(5.3)	(3.4)
Other revenues	1,436	1,841	1,662	28.2	(9.7)
Total revenues	21,987	21,293	20,457	(3.2)	(3.9)
Operating expenses
Transmission costs, raw materials and supplies	5,811	6,005	5,835	3.3	(2.8)
Other external charges	5,297	4,432	4,302	(16.3)	(2.9)
Wages, salaries and pension costs	4,013	3,958	4,302	(1.4)	8.7
Depreciation and amortization	2,777	2,575	2,770	(7.3)	7.6
Total operating expenses	17,898	16,970	17,209	(5.2)	1.4
Operating income	4,089	4,323	3,248	5.7	(24.9)
Operating margin	18.6%	20.3%	15.9%

The results shown in the table above exclude certain one-time items that do not necessarily reflect the underlying fundamentals of the business.If these items had been included in the results above, income from operations would have been reduced by DKK 352 million in 2002, increased by DKK 398 million in 2001 and increased by DKK 1,749 million in 2000.The amount for 2002 consists of an increase in depreciation, amortization and writedowns related to an impairment of goodwill at TDC Norway.The 2001 amount consists of (i) a dilution gain (DKK 588 million), recorded as other operating income, resulting from the change in ownership structure at sunrise in conjunction with the formation of TDC Switzerland (eliminated in consolidation), partially offset by (ii) an impairment of fiber network assets in Germany (DKK (190) million), concurrent with the restructuring of Talkline.This impairment increased depreciation, amortization and writedowns.The amount in 2000 relates primarily to (i) a gain from the sale of Telenordia AB, recorded as an increase in other operating income, partially offset by (ii) charges related to TDC's strategic realignment, recorded as increases in operating expenses.

Net Revenues

Our net revenues in TDC Tele Danmark amounted to DKK 18,795 million in 2002, a decrease of DKK 657 million or 3.4% compared with DKK 19,452 million in 2001, which was a decrease of 5.3% from DKK 20,551 million in 2000. The landline voice market in Denmark is one of the most open and competitive in Europe.Retail price cap regulations require us to reduce landline voice prices in real terms each year, and attractive wholesale interconnection rates have stimulated competition from alternative providers. In addition, voice traffic volumes, both domestic and international, are under pressure due to a continuing migration to Internet and mobile services.

Net revenues from landline subscriptions (voice) decreased 0.9% in 2002 and 1.3% in 2001. This net revenue category consists of domestic connection and subscription fees. The decreases were driven primarily by a declining customer base, which decreased 2.0% to 3.1 million customers at year-end 2002, and 1.4% to 3.1 million customers at year-end 2001.The decrease in customers coincided with overall market trends, and was offset slightly by increases in subscription prices.

Net revenues from landline traffic (voice) decreased 12.7% in 2002 and 14.8% in 2001. This revenue category consists of domestic and international retail and wholesale traffic revenues. Domestic landline traffic revenues decreased DKK 659 million or 13.4% in 2002, due primarily to lower retail and wholesale traffic volumes driven by the migration to Internet services and mobile telephony, as well as lower retail prices. Domestic landline traffic volume decreased 11.5% to 20,416 million minutes in 2002. Net revenues from international traffic amounted to DKK 2,107 million, a decrease of DKK 268 million or 11.3% compared with 2001, due primarily to price decreases. International traffic volume increased 0.2% to 2,199 million minutes in 2002. In 2001 domestic landline traffic revenues decreased 0.3% and international landline traffic revenues decreased 34.6% compared with 2000. The decrease in 2001 revenues resulted primarily from a change in reporting for the activities in sunrise, which were included in the results of TDC Tele Danmark until December 2000, and as part of TDC Switzerland thereafter.

Net revenues from leased lines, including domestic and international leased line services, decreased 12.3% in 2002, following an increase of 6.4% in 2001. The decline in 2002 stemmed from imposed regulatory price reductions as well as migration to data communications and Internet services, particularly ADSL.The 2001 increase resulted primarily from our investment in TDC Norway, a landline network operator in Norway.

Our net revenues from data communications and Internet services grew 32.7% in 2002 and 37.1% in 2001. This revenue category includes data communication services comprised of dedicated data services as well as Internet services, primarily ADSL and dial-up. Revenue growth in this category was driven mainly by an enlarged ADSL customer base, and increased sales of IP/VPN communications solutions, substituting traditional leased lines.Total ADSL customers, which included retail customers of TDC Tele Danmark, as well as wholesale customers through TDC Internet, were 253,000 and 111,000 at the end of 2002 and 2001, respectively.

Net revenues from terminal equipment fell 1.0% in 2002 and 1.7% in 2001. This revenue category includes sales and installation of hardware ranging from handsets to large private branch exchanges, and service agreements with domestic and international business customers. The decreases stemmed from reductions in domestic sales, and the divestment of Trend Communication in 2000, offset partly by increased sales in Norway and Sweden.

Net revenues from other services decreased 1.5% in 2002 and 18.6% in 2001.This revenue category includes mobile telephony and operator services.The decrease in 2001 resulted primarily from a change in the reporting for sunrise operations, which were included in the results of TDC Tele Danmark until the end of 2000.

Operating Expenses

Total operating expenses increased 1.4% in 2002 to DKK 17,209 million from DKK 16,970 million, following a decrease of 5.2% in 2001.The increase in 2002 resulted primarily from higher wage and salary costs, as well as increased depreciation and amortization, offset somewhat by lower costs related to external charges.In 2001, decreases in external charges and depreciation and amortization were partially offset by higher costs related to transmission costs, raw materials and supplies.

Transmission costs, raw materials and supplies decreased by 2.8% in 2002, following an increase of 3.3% in 2001.The decrease in 2002 resulted primarily from lower domestic costs, including lower raw material costs in Denmark, stemming from lower terminal sales.Costs increased in 2001 relative to 2000 primarily as a result of higher transmission costs.

Other external charges decreased by 2.9% in 2002 and by 16.3% in 2001.Other external charges include costs related to marketing activities, external contractors and other general and administrative expenses.Cost control efforts, particularly with respect to external contractors, contributed to the decrease in 2002.The 2001 decrease resulted primarily from the deconsolidation of sunrise activities beginning in 2001.

Wages salaries and pension costs increased by 8.7% in 2002, following a decrease of 1.4% in 2001.The increase in 2002 resulted primarily from salary and wage increases.The average number of full-time equivalent employees increased to 11,409 from 11,235, or 1.5% during 2002, and domestic wages increased approximately 6.4%.The decrease in 2001 resulted from a slight decrease in average full-time equivalent employees compared with 2000, offset by increased salary and wage levels.Total full-time equivalents were 11,193 at the end of 2002, compared with 11,220 at the end of 2001.

Depreciation, amortization and writedowns increased by 7.6% in 2002, following a decrease of 7.3% in 2001.The increase in 2002 was due primarily to a writedown of the value of certain equipment, mostly modem equipment, located at customer premises, and where changes in technology resulted in impairments, as well as a writedown of installation materials.The decrease in 2001 related primarily to the deconsolidation of sunrise from TDC Tele Danmark's results beginning in 2001.

TDC Mobile International

TDC Mobile International is a leading provider of mobile telephony services in Denmark, to both retail customers and resellers providing mobile services using our network.In addition, we are a reseller of mobile and information services in Germany through our wholly-owned Talkline subsidiary, and have investments in network operators in Austria, Lithuania, Poland and the Ukraine.The table below sets forth results for TDC Mobile International.

TDC Mobile International
				Percent Change
DKK M	2000	2001	2002	2001 vs. 2000	2002 vs. 2001

Revenues
Domestic operations	4,104	4,808	5,152	17.2	7.2
European net operators	2,649	3,425	3,474	29.3	1.4
Talkline	9,866	9,347	7,633	(5.3)	(18.3)
Total net revenues	16,619	17,580	16,259	5.8	(7.5)
Other revenues	306	364	394	19.0	8.2
Total revenues	16,925	17,944	16,653	6.0	(7.2)
Operating expenses
Transmission costs, raw materials and supplies	7,519	9,494	8,317	26.3	(12.4)
Other external charges	6,345	4,811	3,905	(24.2)	(18.8)
Wages, salaries and pension costs	1,147	1,307	1,203	13.9	(8.0)
Depreciation and amortization	1,239	1,534	1,542	23.8	0.5
Total operating expenses	16,250	17,146	14,967	5.5	(12.7)
Operating income	675	798	1,686	18.2	111.3
Operating margin	4.0%	4.4%	10.1%

The results shown in the table above exclude certain one-time items that do not necessarily reflect the underlying fundamentals of the business.If these items had been included in the results above, income from operations would have been increased by DKK 350 million in 2002, decreased by DKK 2,761 million in 2001 and increased by DKK 1,383 million in 2000.The amount for 2002 consists of a decrease in operating expenses, primarily other external charges, of DKK 327 million, related to a reduction of the Talkline restructuring liability following successful transfer of landline and Internet customers, as well as gains from the sale of customer accounts, recorded in other revenues.The 2001 amount relates primarily to the Talkline restructuring, as previously discussed.The amount in 2000 relates primarily to a gain resulting from the sale of new shares in Ben, a Dutch mobile affiliate (DKK 1,401 million), recorded as an increase in other operating income.

Net Revenues

Net revenues from TDC Mobile International decreased to DKK 16,259 million in 2002 from DKK 17,580 million in 2001 a decrease of DKK 1,321 million, or 7.5%. Net revenues in 2001 were 5.8% higher than net revenues of DKK 16,619 million in 2000.The decrease in 2002 resulted primarily from the restructuring of Talkline and deconsolidation of our Ben investment, offset by growth in revenues from domestic operations and European net operators.The mobile market in Denmark is characterized by strong competition and high penetration, resulting in significant price sensitivity in many segments of the market.Overall market growth is low, in terms of subscribers and voice minutes, leading several operators to focus on market share in 2002.Introduction of data services such as SMS and MMS are crucial to the future development of mobile traffic volumes and revenues.

Our investments in network operators outside of Denmark have experienced somewhat higher subscriber growth rates due to lower levels of mobile penetration, particularly in Lithuania and Poland.Our Talkline subsidiary faces competition from large network operators as well as other service providers, and was impacted to some extent by a weakening of the German economy in 2002.

Net revenues from domestic operations rose 7.2% in 2002 and 17.2% in 2001. This category includes domestic subscription and connection fees as well as domestic mobile traffic. Growth was driven primarily by an increase in the mobile customer base and growth in voice, data and SMS traffic. The domestic mobile customer base grew 3.1% to 1.7 million in 2002, following an increase of 18.0% in 2001. The number of domestic voice traffic minutes increased 11.5% to 2,797 million in 2002, following growth of 16.9% in 2001. Finally, the number of domestic SMS messages grew 33.6% to a total of 521 million in 2002, and rose by 84% in 2001.These volume increases were partially offset in both years by declining prices resulting from heavy competition in the Danish mobile market.

Net revenues from our European network operators grew 1.4% in 2002 and 29.3% in 2001. Our pro rata share of net revenues from Polkomtel, the 19.6% owned Polish mobile operator, increased 6.6% in 2002 and 32.5% in 2001. The revenue increases were due primarily to a larger customer base, partially offset by price reductions.On a pro rata basis, Polkomtel had 892,000 mobile customers by the end of 2002, up 32.1%, following a 39.8% increase in the customer base in 2001. Bité, the 100% owned Lithuanian mobile operator, achieved net revenue increases of 83.2% in 2002 and 47.5% in 2001. The number of customers grew 77.5% to 488,000 in 2002, and 61.8% in 2001. Our share of net revenues from Connect Austria, the 15.0% owned Austrian mobile operator, rose 9.4% in 2002 and 42.4% in 2001. On a pro rata basis, Connect Austria had 246,000 customers by the end of 2002, growth of 5.6%, following an increase of 17.7% in 2001. The revenue increases from European network operators in 2002 were substantially offset by a change in our ownership structure at Ben, which resulted in our deconsolidation of their results as of December, 2001.

Net revenues from Talkline decreased 18.3% in 2002, and 5.3% in 2001. The decreases resulted primarily from the divestment of Talkline Nederland and the restructuring of the landline and internet business. Furthermore, the mobile customer base declined by 38,000 or 2.2% to 1.7 million customers at year-end 2002, resulting from competition and an overall weakening of the German economy during 2002. The decline in the mobile business was partly offset by growth in Talkline Infodienste.

Operating Expenses

Total operating expenses decreased 12.7% in 2002 to DKK 14,967 million from DKK 17,146 million in 2001, and increased 5.5% in 2001 from DKK 16,250 millionin 2000.The decrease in 2002 resulted primarily from the restructuring of Talkline discussed previously.Deconsolidation of Ben in late 2001 also contributed to the decrease.Operating expenses increased in 2001 due to higher marketing and customer acquisition costs in the domestic market, combined with increased costs related to European network operators and Talkline.

Transmission costs, raw materials and supplies decreased 12.4% in 2002 following a 26.3% increase in 2001.The decrease in 2002 was related entirely to discontinuation of certain Talkline operations and deconsolidation of our Ben investment.Without the impact of these items, transmission costs, raw materials and supplies increased by approximately 6.8% in 2002, due primarily to higher transmission costs at Bité and in the remaining mobile business at Talkline, as a result of higher traffic volumes.The increase in 2001 resulted primarily from increased purchases of mobile handsets for resale in Denmark, combined with higher transmission costs at Talkline, partially offset by lower cost of goods sold at Talkline, stemming from a decrease in handset sales.

Other external charges decreased 18.8% in 2002 and 24.2% in 2001.The 2002 decrease related to changes at Talkline and Ben, combined with a decrease in external charges at the remaining mobile operation in Talkline.The decrease in 2001 resulted primarily from the restructuring of Talkline as well as deconsolidation of Ben.

Wages, salaries and pension costs decreased 8.0% in 2002, following a 13.9% increase in 2001.Average full-time equivalents decreased by approximately 10% in 2002, including reductions related to the Talkline restructuring.These reductions were partially offset by increases in salaries and wages.The increase in 2001 was due to strong growth in mobile activities, both within Denmark and at the European network operators, which resulted in a higher average number of full-time equivalent employees.General increases in salaries and wages also contributed to the increase.Total full-time equivalents were 2,668 at the end of 2002, compared with 2,989 at the end of 2001.

Depreciation, amortization and writedowns were essentially flat in 2002, following an increase of 23.8% in 2001.The result for 2002 was impacted by the changes at Talkline and Ben, offset by increased depreciation in Denmark related to a new customer care and billing system, combined with higher depreciation expense from the European network operators.The increase in 2001 resulted from increased network investments in Denmark and Poland, related primarily to the launch of GPRS and other enhanced services in these markets.

TDC Switzerland

TDC Switzerland is the second-largest communications provider in Switzerland, offering landline, mobile and Internet services under the sunrise brand name.During 2002, TDC owned approximately 79% of TDC Switzerland; however we acquired the remaining minority shares in February 2003, and now own 100% of the shares.The table below sets forth results for TDC Switzerland.

TDC Switzerland
			Percent Change
DKK M	2001	2002	2002 vs. 2001

Revenues
Mobile telephony	3,731	4,572	22.5
Landline telephony	3,477	3,766	8.3
Internet services	568	594	4.6
Total net revenues	7,776	8,932	14.9
Other revenues	-	101	-
Total revenues	7,776	9,033	16.2
Operating expenses
Transmission costs, raw materials and supplies	3,795	3,749	(1.2)
Other external charges	2,942	2,745	(6.7)
Wages, salaries and pension costs	1,116	1,270	13.8
Depreciation, amortization and writedowns	2,210	2,493	12.8
Total operating expenses	10,063	10,257	1.9
Operating income	(2,287)	(1,224)	46.5
Operating margin	(29.4)%	(13.6)%

Excluded from the above income from operations figure in 2001 is a restructuring charge of DKK 308 million related to the merger of sunrise and diAx, which was recorded as an increase in operating expenses.This item   does not necessarily reflect the underlying fundamentals of the business.

Net Revenues

Our net revenues from TDC Switzerland grew 14.9% in 2002 to DKK 8,932 million compared with DKK 7,776 million with 2001. The growth was impacted by the consolidation of diAx from February 2001.Because TDC Switzerland was not established as a separate business line until 2001, a discussion of 2001 results compared with 2000 is not relevant.

Net revenues from mobile telephony, containing subscription and connection fees as well as mobile traffic, amounted to DKK 4,572 million in 2002, an increase of DKK 841 million or 22.5% compared with 2001. The growth was impacted by the inclusion of diAx results for a full year in 2002, compared with 11 months in 2001.Adjusting for this, 2002 growth was approximately 13.1%.Revenue growth was also positively impacted by a strengthening of the Swiss franc relative to the Danish kroner.The mobile customer base increased by 190,000 or 20.1% to 1.1 million at year-end 2002, and traffic volume increased 18.7% compared with 2001.These volume increases were partially offset by lower average revenue per user, or ARPU, levels, resulting primarily from a shift in the mix of customers toward prepaid services.

In 2002, net revenues from landline telephony, containing retail, including pre-fix and pre-select products, and wholesale activities, amounted to DKK 3,766 million, up DKK 289 million or 8.3% compared with 2001.Growth in 2002 was positively impacted by a strengthening of the Swiss franc relative to the Danish kroner.The growth was also impacted by a 66,000 or 8.4% increase in the retail customer base to 852,000 customers at year-end 2002, higher retail traffic volume, and increased wholesale activities.Volume increases resulting from higher customer levels were partially offset by the negative impacts of substitution, as voice traffic migrated from traditional landline telephony to IP based or mobile solutions.These increases were also partially offset by lower interconnect revenues from diAx following their consolidation with sunrise in February 2001.

Net revenues from Internet services, containing dial-up traffic and ADSL, totalled DKK 594 million in 2002, an increase of DKK 26 million or 4.6% compared with 2001.Growth in the dial-up customer base which grew to 518,000 at year-end 2002, an increase of 19,000 or 3.8%, combined with an increase in the ADSL customer base to 31,000 at year-end 2002, were the primary drivers of the increase.A favorable exchange rate development also contributed to the increase.

Operating Expenses

Total operating expenses increased to DKK 10,257 million from DKK 10,063 million, or 1.9%, in 2002.Higher wages, salaries and pension costs, combined with higher depreciation and amortization expenses and the negative impact of a stronger Swiss franc relative to the Danish kroner, were partially offset by decreases in transmission costs, raw materials and supplies, and other external charges.TDC Switzerland continued to realize cost savings from the combination of diAx and sunrise during 2002.Because TDC Switzerland was not established as a separate business line until 2001, a discussion of 2001 results compared with 2000 is not relevant.

Transmission costs, raw materials and supplies decreased 1.2% in 2002, due to lower transmission costs, primarily due to reductions in interconnection rates, combined with lower costs related to handset sales.These decreases were partially offset by the impact of including diAx in results for a full 12 months in 2002, compared with 11 months in 2001.

Other external charges decreased 6.7% in 2002 due to continued cost saving efforts, primarily in the areas of marketing and branding, as diAx operations were consolidated under the sunrise brand name during 2001.General administrative costs also declined due to the consolidation of activities and elimination of redundant costs.These decreases were partially offset by the inclusion of a full year of diAx results.

Wages, salaries and pension costs increased 13.8% in 2002, due to a 5.2% increase in the number of full-time equivalent employees, combined with salary and wage increases.Total full-time equivalent employees were 2,319 at the end of 2002, compared with 2,183 at the end of 2001.

Depreciation, amortization and writedowns increased 12.8% in 2002, reflecting a higher asset base, due primarily to expansion of the mobile network.Inclusion of diAx results for a full year in 2002 also contributed to the increase.

TDC Internet

TDC Internet offers dial-up and broadband Internet access services in Denmark, as well as hosting, security and e-commerce capabilities in the business market.Its wholly-owned subsidiary, DanNet, is a global market leader in data clearing and electronic data interchange services, including mobile roaming data.TDC Internet also has invested in Internet service providers in the Czech Republic (Contactel) and Poland (TDC Internet Polska).The following table sets forth results for TDC Internet.

]>
TDC Internet
				Percent Change
DKK M	2000	2001	2002	2001 vs. 2000	2002 vs. 2001

Revenues
Net revenues	601	1,029	1,743	71.2	69.4
Other revenues	29	55	74	89.7	34.5
Total revenues	630	1,084	1,817	72.1	67.6
Operating expenses
Transmission costs, raw materials and supplies	266	430	669	61.7	55.6
Other external charges	405	482	496	19.0	2.9
Wages, salaries and pension costs	309	522	604	68.9	15.7
Depreciation, amortization and writedowns	53	180	470	239.6	161.1
Total operating expenses	1,033	1,614	2,239	56.2	38.7
Operating income	(403)	(530)	(422)	(31.5)	20.4
Operating margin	(64.0)%	(48.9)%	(23.2)%

Excluded from the above income from operations figure in 2002 are impairment charges related to Contactel (DKK 350 million) and TDC Internet Polska (DKK 336 million), which were recorded as increases to depreciation, amortization and writedowns.These items do not necessarily reflect the underlying fundamentals of the business.

Net Revenues

Our net revenues from TDC Internet grew to DKK 1,743 million in 2002, from DKK 1,029 million in 2001 and DKK 601 million in 2000. The growth rate was 69.4% in 2002 and 71.2% in 2001. Net revenues from TDC Internet consisted of domestic activities, including Internet dial-up traffic, ADSL, other Internet services and Dan Net, as well as international activities, including Contactel (Czech Republic) and TDC Internet Polska (Poland). Domestic net revenues rose to DKK 1,594 million in 2002, compared with DKK 947 million in 2001 and DKK 593 million in 2000. The 2002 growth of DKK 647 million or 68.3% was driven mainly by growth in the ADSL customer base, which totaled 253,000 at year-end 2002, including 133,000 external ADSL customers in TDC Tele Danmark. Furthermore, Dan Net realized net revenues of DKK 315 million in 2002, up 30.7% or DKK 74 million on 2001. Net revenues from international activities in 2002 grew DKK 67 million or 81.7% to DKK 149 million. The 2001 growth of DKK 354 million or 59.7% was driven primarily by growth in the domestic ADSL customer base.

Operating Expenses

Total operating expenses increased 38.7% in 2002 to DKK 2,239 million from DKK 1,614 million in 2001, and increased 56.2% in 2001 from DKK 1,033 million in 2000.The increases resulted from strong growth in domestic operations, combined with investments in ISP operations in the Czech Republic (Contactel) and Poland (TDC Internet Polska).Expenses grew at a slower rate than revenues in 2002, due to increased benefits of scale in 2002 and significant start-up expenses in 2001.

Transmission costs, raw materials and supplies increased 55.6% in 2002 and 61.7% in 2001.In the domestic market, TDC Internet acquired network capacity from TDC Tele Danmark on a wholesale basis; however these costs, and the related revenue at TDC Tele Danmark, are eliminated in the consolidation of group results. Expansion of dial-up and ADSL services in Denmark required higher raw material and supply usage, combined with increased network transmission costs.Inclusion of Contactel and TDC Internet Polska for a full year in 2002 also contributed to the increase.The increase in 2001 resulted from the investments in Contactel and Internet Polska, combined with the expansion of operations and increased network usage in Denmark.

Other external charges increased 2.9% in 2002, following a 19.0% increase in 2001.The smaller increase in 2002 resulted from significant 2001 expanses related to expansion of activities outside of Denmark.Expansion in the Czech Republic and Poland drove much of the increase in 2001.

Wages, salaries and pension costs increased 15.7% in 2002 and 68.9% in 2001.The increase in 2002 related to a slight increase in average full-time equivalents in Denmark, combined with significantly higher costs from Contactel and TDC Internet Polska due to the inclusion of their results for the full year in 2002.Higher base salaries and wages also contributed to the increase.The increase in 2001 resulted from a significant increase in domestic full-time equivalents, resulting from expansion in both customer-related positions, and administrative positions.Expansion into activities outside of Denmark also contributed to the increase in salary costs.Total full-time equivalent employees were 1,522 at the end of 2002, compared with 1,672 at the end of 2001.

Depreciation, amortization and writedowns increased 161.1% in 2002 and 239.6% in 2001.The increase in 2002 resulted from an increase in ADSL customers, which resulted in higher capitalizations related to installation costs, and correspondingly higher depreciation expense.A reassessment of useful lives on domestic assets and impairment of customer-placed equipment also contributed to the increase in 2002.The 2001 increase related primarily to the acquisitions of Contactel and TDC Internet Polska, combined with a higher asset base related to ADSL.

TDC Directories

TDC Directories provides electronic, online and traditional print directory services in Denmark, Sweden, Finland and the Czech Republic.The table below sets forth results for TDC Directories.

]>
TDC Directories
				Percent Change
DKK M	2000	2001	2002	2001 vs. 2000	2002 vs. 2001

Revenues
Net revenues	1,355	1,502	1,529	10.8	1.8
Other revenues	14	18	12	28.6	(33.3)
Total revenues	1,369	1,520	1,541	11.0	1.4
Operating expenses
Transmission costs, raw materials and supplies	306	376	355	22.9	(5.6)
Other external charges	233	271	310	16.3	14.4
Wages, salaries and pension costs	260	370	437	42.3	18.1
Depreciation, amortization and writedowns	82	90	108	9.8	20.0
Total operating expenses	881	1,107	1,210	25.7	9.3
Operating income	488	413	331	(15.4)	(19.9)
Operating margin	35.6%	27.2%	21.5%

Net Revenues

Net revenues from TDC Directories rose to DKK 1,529 million in 2002, from DKK 1,502 million in 2001, and DKK 1,355 million in 2000. TDC Directories' net revenues include printed directories, catalogs and on-line services. The 1.8% growth in 2002 reflects an increase of DKK 24 million or 2.4% from domestic operations, resulting from higher sale of business catalogs and Internet services. Net revenues from international operations were DKK 519 million, almost unchanged compared with 2001. Revenue growth of 10.8% in 2001 resulted primarily from further expansion of our directory operations within the Nordic region.Despite the revenue increase in 2002, our directory business faces a weakening advertising climate throughout the Nordic region, driven primarily by a softening retail environment.In addition, following a review of directory operations in Norway, we decided in early 2003 to discontinue the operations of Storbyguiden, a publisher of several directories and catalogs.These factors will likely have a negative impact on directory revenues in future periods.

Operating Expenses

Total operating expenses increased 9.3% in 2002 to DKK 1,210 million from DKK 1,107 million, and increased 25.7% in 2001.Increases in external charges, salary costs and depreciation expense were offset to some extent by lower paper and print expenses in 2002.In 2001, increases were recorded in all expense categories, due primarily to expansion of directory activities outside of Denmark within the Nordic region.

Raw materials and supplies expenses decreased 5.6% in 2002, following a 22.9% increase in 2001.The decrease in 2002 resulted from the elimination of some redundant materials and productions costs related to activities outside of Denmark.The increase in 2001 resulted from the inclusion of materials and production costs related to new directory activities in Sweden and Norway.

Other external charges increased 14.4% in 2002 and 16.3% in 2001.The 2002 increase was primarily related to higher losses on bad debts.In 2001, the increase was related to expansion within the Nordic region.

Wages, salaries and pension costs increased 18.1% in 2002 and 42.3% in 2001.The increase in 2002 related to higher domestic and Nordic activities, resulting in an increase in average full-time equivalents of 9.9%, combined with higher average salaries and wages compared with 2001.The 2001 increase was due primarily to expansion of Nordic activities, resulting in an increase in average full-time equivalents of approximately 25% compared with 2000.Higher average salaries and wages also contributed to the 2001 increase.Total full-time equivalent employees were 1,254 at the end of 2002, compared with 1,141 at the end of 2001.

Depreciation, amortization and writedowns increased 20% in 2002 and 9.8% in 2001.The increases reflect higher asset bases in both years, resulting primarily from the acquisition of directory activities in Sweden and Norway.

TDC Cable TV

TDC Cable TV provides analog and digital cable television services, as well as Internet access, in Denmark.The table below sets forth results for TDC Cable TV.

]>
TDC Cable TV
				Percent Change
DKK M	2000	2001	2002	2001 vs. 2000	2002 vs. 2001

Revenues
Net revenues	1,093	1,191	1,338	9.0	12.3
Other revenues	18	17	14	(5.6)	(17.6)
Total revenues	1,111	1,208	1,352	8.7	11.9
Operating expenses
Transmission costs, raw materials and supplies	777	814	868	4.8	6.6
Other external charges	221	247	224	11.8	(9.3)
Wages, salaries and pension costs	171	197	230	15.2	16.8
Depreciation, amortization and writedowns	273	230	214	(15.8)	(7.0)
Total operating expenses	1,442	1,488	1,536	3.2	3.2
Income from operations	(331)	(280)	(184)	15.4	34.3
Operating margin	(29.8)%	(23.2)%	(13.6)%

Excluded from the above income from operations figure in 2000 is an impairment charge of DKK 99 million related to selector boxes for digital cable services, recorded as an increase in depreciation, amortization and writedowns.This item does not necessarily reflect the underlying fundamentals of the business.

Net Revenues

Net revenues from TDC Cable TV amounted to DKK 1,338 million in 2002, up DKK 147 million or 12.3% compared with 2001. Net revenues in 2001 were 9% higher than net revenues of DKK 1,093 million in 2000. Net revenues include basic cable-TV subscriptions and connection fees as well as revenues from cable modems and Selector, a digital set-top box used for accessing interactive TV and digital services. Growth in both 2002 and 2001 was related to a larger customer base and higher average revenue per user, including revenues from cable modems. The customer base grew 6.9% to 885,000 at year-end 2002 impacted by the inclusion of almost 17,000 customers from our acquisition of NESA Kabel TV A/S during the year. The customer base grew 3.4% to 828,000 at year-end 2001.

Operating Expenses

Total operating expenses increased 3.2% in 2002 to DKK 1,536 million from DKK 1,488 million, and increased 3.2% in 2001.Increases in both years resulted from increased activities, as evidenced by significant revenue increases.

Transmission costs, raw materials and supplies increased 6.6% in 2002 and 4.8% in 2001.The changes were primarily caused by higher activity levels in each of the years.

Other external charges decreased 9.3% in 2002, following an 11.8% increase in 2001.Activity-based expenses increased in line with customer growth; however, in 2002 this trend was offset by a reduction in external consultant costs due to the hiring of additional employees.

Wages, salaries and pension costs increased 16.8% in 2002 and 15.2% in 2001.The 2002 increase resulted from a 10% increase in average full-time equivalents, combined with higher salaries and wages.The increase in 2001 also resulted primarily from headcount increases, resulting from overall business growth and expansion of broadband services.Total full-time equivalent employees were 693 at the end of 2002, compared with 687 at the end of 2001.

Depreciation, amortization and writedowns decreased 7% in 2002 and 15.8% in 2001.The decrease in 2002 was due primarily to a lower asset base, while the decrease in 2001 resulted primarily from a writedown of goodwill occurring in 2000.

Other Activities

Other activities consist primarily of our 16.5% stake in Belgacom, a full-service communications provider in Belgium, as well as TDC Services and TDC A/S.TDC Services provides billing, logistics, procurement, facility management, wage administration and information technology services to our other business units, while TDC A/S acts as a holding company for the operating subsidiaries, and manages corporate functions such as finance, legal, human resources and corporate communications.Eliminations of internal settlements at the group level, as well as the reclassification of one-time items that are excluded from the results of our other business lines, are also included in the figures relating to other activities.

The entities included in other activities recorded certain one-time items in each of the last three years that do not necessarily reflect the underlying fundamentals of those businesses.The impact of these items on our income from operations was a decrease of DKK 417 million in 2002, a decrease of DKK 704 million in 2001 and an increase of DKK 3,128 million in 2000.The amount for 2002 consists primarily of (i) a charge of DKK 925 million related to a restructuring program at Belgacom, recorded as an increase in operating expenses, partially offset by (ii) gains totalling DKK 466 million from asset sales by Belgacom, recorded as increases to other operating income.The amount for 2001 is related primarily to (i) impairment charges at Belgacom related to their Infosources and Tritone subsidiaries (DKK (342) million), recorded as an increase in depreciation, amortization and writedowns, and (ii) elimination by TDC A/S of the dilution gain recorded by TDC Tele Danmark related to the formation of TDC Switzerland, as previously discussed, partially offset by (iii) a gain from the sale of Ben shares by Belgacom (DKK 231 million), recorded as an increase in other operating income.The amount in 2000 related primarily to gains from asset sales, recorded as increases in other operating income.

Net Revenues

Net revenues from other activities, including the effects of eliminating internal settlements, decreased DKK 305 million to DKK 2,559 million in 2002, a decrease of 10.7% from DKK 2,864 million in 2001, following a decrease of 33.9% from DKK 4,333 million in 2000.

Our pro rata share of net revenues from Belgacom amounted to DKK 6,424 million in 2002, down DKK 186 million compared with DKK 6,610 million in 2001, following an increase of DKK 295 million from DKK 6,315 million in 2000.The decrease in 2002 resulted primarily from the sale of Belgacom France and the deconsolidation of Ben.These decreases were partially offset by higher revenues from domestic mobile telephony and data communications, particularly ADSL services.The increase in 2001 revenues resulted primarily from growth in mobile services and ADSL subscribers.

Net revenues from TDC Services increased DKK 165 million to DKK 3,523 million in 2002, from DKK 3,358 million in 2001, following an increase of DKK 232 million from DKK 3,126 million in 2000.The increases resulted from a higher level of activity with the other business lines within TDC, which provided more than 95% of TDC Services' net revenues in each of the last three years.

Operating Expenses

Total operating expenses from other activities, including the effects of eliminating internal settlements, as well as reclassification of one-time items, decreased 47.4% in 2002 to DKK 2,521 million from DKK 4,791 million, following an increase of 62.0% in 2001 from DKK 2,957 million in 2000.

Our pro rata share of operating expenses at Belgacom was DKK 5,421 million in 2002, a decrease of DKK 311 million from DKK 5,732 million in 2001, following an increase of DKK 530 million from DKK 5,202 million in 2000.The decrease in 2002 resulted primarily from the sale or deconsolidation of companies mentioned above, combined with lower employee costs resulting from employee departures under the BeST program, partially offset by an increase in depreciation and amortization expenses.The increase in 2001 resulted from volume growth, resulting in higher cost of sales and interconnection costs, as well as higher depreciation and amortization, partially offset by a decrease in employee costs due to a lower average number of full-time equivalent employees.

Operating expenses at TDC Services increased by DKK 276 million to DKK 3,347 million in 2002 from DKK 3,071 million in 2001, following an increase of DKK 188 million from DKK 2,883 million in 2000.The operating expense increases corresponded to revenue increases resulting from higher activity levels, combined with increases in the level of base salaries and wages.TDC Services and TDC A/S together employed 2,486 employees at the end of 2002, compared with 2,438 employees at the end of 2001 and 2,403 employees at the end of 2000.

Income from Operations

Income from operations related to other activities, including the effects of eliminating internal settlements, as well as reclassification of one-time items, increased 7.0% to DKK 1,282 million in 2002 from DKK 1,198 million in 2001, following a decrease from DKK 5,385 million in 2000.Our pro rata share of income from operations at Belgacom was DKK 1,239 million, DKK 1,171 million and DKK 1,375 million in 2002, 2001 and 2000, respectively, resulting from the revenue and operating expense items discussed above.Income from operations at TDC Services was DKK 456 million, DKK 734 million and DKK 513 million in 2002, 2001 and 2000, respectively.

Research and Development

For the years ended December 31, 2002, 2001 and 2000, we spent DKK 139 million, DKK 167 million and DKK 150 million, respectively, on research and development.We maintain a variety of research and development programs in areas ranging from basic technology research to application trials within communications and technology usage.

Operating Environment and Trends of the Business

Markets and technology

The Danish telecommunications sector is highly competitive.Market liberalization continues in the landline sector, and interconnection prices are sufficiently low to encourage new entrants. In the mobile sector, Denmark now has four network operators and a number of service providers in a mature market.To remain competitive in these markets, we must offer attractive prices and quality service. Our competitors in the landline sector have been lowering their prices for national and international calls, and prices in the mobile market are also decreasing. We expect to encounter increasing competition in the Danish telecommunications market, which may result in a reduction of tariffs and loss of market share.

The mobile communications sectors in Denmark and Switzerland have some of the highest penetration rates in the world.Our ability to achieve further revenue growth in these sectors will depend on a number of factors, including the ability to develop and market attractive services at competitive prices. We must maintain our established position in these markets in order to successfully introduce new products and services and achieve revenue growth in the mobile telephony sector. In Switzerland, the future growth in the medium and long term is primarily dependent on the ability to enter the business market.

The mobile markets in which we operate outside of Denmark vary significantly with respect to market penetration.Our competitiveness in these markets will depend on our ability to recognize and exploit growth opportunities.Increasing the customer base is important in markets with low penetration, whereas development and marketing of new services, combined with high levels of customer service, will be crucial in more highly-penetrated areas.

We werenew UMTS-based mobile operators in the Danish market, resulting in potential increases in customer acquisition costs. awarded one of four UMTS licenses in the September 2001 Danish UMTS auction. Our operations in Switzerland, Poland and Austria, and our affiliate in Belgium, were also awarded UMTS licenses in 2000 and 2001. Our ability to provide UMTS services in Denmark and within our international markets will depend on the successful roll-out of UMTS networks within these countries. The use of UMTS technology will require the reuse of existing GSM sites and deployment of a number of new base station sites to be built to serve these operations. Our operations also depend on the timely availability of network equipment and commercially viable products from suppliers. Equipment suppliers have experienced rapid contraction of their market in the past two years, leading to a reduction in the number of suppliers and product choices available. Handset and product offerings related to UMTS are uncertain at this point, and there is no guarantee of the extent to which UMTS and related products will penetrate the Danish or international mobile markets. Increased competition can be expected from the

We also expect to encounter increasing competition in the Danish Internet, cable-TV and directories markets. Due to market pressures, we may need to reduce prices to remain profitable in these sectors, or risk losing market share.In addition, as Internet penetration increases, users are demanding more customer service capabilities via this channel.Our future competitiveness will depend in part on our ability to develop the Internet as a sales channel and as a cost-effective means to provide customer service.

The Cable TV market in Denmark is characterized by a significant number of multiple-dwelling units, particularly in the Copenhagen area.In a large number of cases, our customer relationship is with the building owner or a collection of owners making up an antenna association.These associations have greater pricing leverage than individual residential customers, and in some instances compete directly with TDC as network operators.We expect competition from this source to continue, and expect to face increased competition from other sources, including, satellite television providers and other alternative content sources.

The traditional print directories business is under pressure from other forms of advertising, particularly the Internet and other electronic media.In addition, the advertising market as a whole has deteriorated recently due to concerns over the economy and other global events.We expect continued weakness in the advertising market in 2003.

The success of the landline, mobile, Internet, cable-TV and directories operations will depend on our ability to keep pace with continuing changes in technology. We expect technology to continue developing rapidly in all product lines: landline, mobile, Internet, cable TV and directory services. It is essential for us to keep pace with these developments in order to maintain our competitiveness. In addition, to the extent that some of these technologies prove commercially unviable in the long run, we may not earn an adequate return on, or recover the costs of, the investments we are making to develop and market products relying on these technologies. Especially for landline telephony, increased competition is foreseen from IP-based virtual private networks and the migration from landline to mobile telephony for certain market segments.

More than half of our 2002 revenues were generated outside Denmark, primarily in Switzerland, Belgium, Germany, Austria, Lithuania and Poland, where our businesses conduct their operations and where financial statements are prepared in currencies other than the Danish kroner. Any loss in the value of these currencies against the Danish kroner will have a negative impact on the value of our investments in the relevant business and the amount of income derived from such investments.On January 1, 2002 the euro was implemented as the single currency for a number of European countries, following its launch in the EMU zone on January 1, 1999. Denmark has not adopted the euro as its official currency.

We have various minority interests in international mobile operators that may rely on us and/or other shareowners for strategic and financial support. Such other shareowners may fail to supply the required operational, strategic and financial resources relating to, among other things, the build-out of infrastructure, regulatory costs and effective marketing, which could be expected to adversely affect both the ability of these operations to compete and the return on our investment.

When events and circumstances warrant a review, we evaluate the carrying value of goodwill and long-lived assets for impairment. In addition, any decisions to limit investments, to exit or otherwise to dispose of businesses may result in the recording of one-time charges and may affect our ability to realize the recorded value of some of our long-lived assets. A significant one-time charge or reduction in the value of assets or increase in liabilities could have a material effect on our business, results of operations or financial condition.

Regulatory issues

Since the mid-nineties, when the Danish telecommunications sector was liberalized and fully privatized, Denmark has developed a comprehensive regulatory regime governing its telecommunications sector. This regime requires us to deliver a broad range of products to the retail and wholesale markets, and also subjects us to price regulation. Concerning landline telephony, we are subject to specific regulation of retail and wholesale pricing, as well as specific requirements regarding accounting separation and reporting.Regarding mobile telephony, we are subject primarily to specific requirements regarding accounting separation and reporting as well as regulations allowing user number portability when switching between operators.In addition to the Danish sector-specific telecommunications regulation, our operations are governed by general competition legislation.

As regards retail prices, we have been subject to a price cap on basic landline telephony services according to the Danish telecommunications regulation. However, recently a political agreement has been concluded regarding the future scope of the price regulation in Denmark. As a result, the price regulation will no longer include a price cap on traffic charges per minute. Other prices will still be subject to a price cap where the prices are temporarily frozen at the current level. The amendments are expected to come into effect on July 25, 2003.

On the wholesale market, the telecommunications regulation covers the majority of our wholesale prices. Until 2002, these wholesale prices were regulated mainly on the basis of historical cost analyses and best-practice benchmarking against corresponding international prices.

From January 1, 2003, the prices on switched interconnection traffic, co-location, interconnect capacity, shared access and raw copper (unbundled access to the local loop) are based on the results of the Long Run Average Incremental Cost model, which leads to substantially lower prices with respect to switched interconnection, co-location and interconnection capacity. This regulatory initiative will have an adverse effect on our revenues and profit margins, as the prices we can charge for wholesale services are reduced. With regard to raw copper, the implementation of the Long Run Average Incremental Cost model will result in increased prices. However, in 2003, the price of raw copper will remain equal to the price in 2002, as the price increase will be implemented over an expected period of seven years from 2004. It is expected that the marginal update of the Long Run Average Incremental Cost model in 2004 and 2005 will result in only minor changes in interconnection prices. Each third year (i.e. again in 2006, 2009, etc.) the model may be subject to a substantial update or revision.

The EU has passed five new directives on the regulation of the telecommunications market, which have been implemented in Danish legislation, and will be in effect from July 25, 2003. The main effect of the EU directives in relation to regulating interconnect traffic is that the Danish National IT and Telecom Agency must carry out market analyses on a number of markets to be identified on the basis of a recommendation from the EU Commission. Based on the market analyses, the Danish National IT and Telecom Agency has to decide whether the market is subject to competition imperfections. If imperfections are identified, the Danish National IT and Telecom Agency must designate one or more operators as having significant market power in the relevant market and must decide to adopt one or more regulative measures to eliminate the imperfections. The market analyses are expected to be initiated in mid-2003. Until the market analyses of relevant markets are carried out and the Danish National IT and Telecom Agency has decided whether or not to adopt regulative measures, the existing level of regulation will be maintained in the relevant market.

More than half of our 2002 net revenues were derived from European operations outside Denmark. We have substantial international operations that may be affected by a lack of foreign liberalization of the telecommunications sector and political, economic and legal developments in foreign countries. While the telecommunications markets in Western Europe are subject to relatively low governmental control, the Swiss market is slightly more regulated than the rest of Western Europe and the markets in Eastern Europe are currently subject to minimal liberalization. As a result, our operations in Europe could be subject to unexpected political, economic or legal developments in the telecommunications sector, such as TDC Switzerland's access to the unbundled local loop and other resources that are currently hindered.

Recent developments

Legally effective as of January 1, 2003, we merged TDC Tele Danmark A/S and TDC Internet A/S into a new single business line called TDC Solutions A/S. The legal process will be finalized in June 2003.

On January 16, 2003, we finalized the pricing of EUR 1 billion 7-year bonds. The bonds carry a fixed interest rate of 5.2% and mature in January, 2010.The proceeds from the offering have been used to buy the remaining shares mentioned below.

As of February 27, 2003, we have full ownership of TDC Switzerland, since all other shareholders exercised their options to sell their shares to us. The purchase price was CHF 1,553 million.

On March 13, 2003, Standard & Poor's changed our long-tem rating from A- with negative outlook to BBB+ with stable outlook, and reaffirmed our short-term rating of A-2.On February 28, 2003 Moody's Investor Services (Moody's) put us on review for a possible downgrade.Moody's currently maintains our long-term rating at A3 and our short-term rating at P2.See "Liquidity and Capital Resources - Credit Ratings" for a discussion of our credit ratings.

In March, 2003 we initiated a close down of Storbyguiden, a subsidiary of TDC Directories in Norway.The costs of discontinuing this operation were not significant to our results of operations or financial condition.

On April 7, 2003, we finalized the sale of TDC Internet Polska, a subsidiary of TDC Solutions providing Internet service in Poland.

On April 9, 2003, we entered a strategic partnership and agreed to acquire a minority stake in Telmore, a mobile service provider in Denmark.Telmore offers prepaid mobile service using the Internet as the primary channel for sales and customer service.They have approximately 250,000 customers, and provide service using TDC's mobile network.

On May 8, 2003, we issued our first quarter 2003 Earnings Release, reporting net income growth of 54% compared with the first quarter of 2002.Included in those results was a one-time charge of DKK 58 million related to the closure of Storbyguiden, as previously discussed.Approximately half of this charge related to employee termination costs and other closedown costs.Performance in the first quarter led to a reaffirmation of our net income outlook for 2003, which was first presented in our 2002 Annual Report to shareholders.

On May 12, 2003, we announced a plan to reduce the domestic workforce by 1,650 employees, or approximately 10%.The reductions are expected to occur over a period of several months ending in the first quarter of 2004.The total costs associated with the headcount reduction are estimated to be approximately DKK 1,000 million after tax, and the resulting cost savings in 2004 are estimated to be approximately DKK 300 million before tax.

Other than the matters described in this Annual Report and above, no events have occurred since December 31, 2002 that materially affect the assessment of the Group's financial position. Further, it is estimated that no material changes of major significance to the Group's financial position have occurred in the financial markets, including developments in interest rates and foreign exchange rates.

Liquidity and Capital Resources

Cash Flows

Cash flows from operating activities increased to DKK 10,951 million in 2002 from DKK 7,399 million, following a decrease from DKK 7,990 million in 2001.The increase in 2002 resulted primarily from the increase in net income, combined with significant improvements in working capital, stemming mainly from TDC Switzerland and TDC Mobile International.The decrease in 2001 resulted from a decrease in net income and higher working capital levels compared with 2000.

Cash used for investing activities amounted to DKK 2,432 million in 2002, a decrease of DKK 18,566 million compared with 2001.Cash used for investing activities in 2001 increased DKK 13,422 million compared with 2000.The changes in these years resulted mainly from the acquisition of diAx in 2001 and sale of Ben shares in 2002.A reduction in capital expenditures also contributed to the cash flow improvement in 2002, as discussed below under "Capital Expenditures."

Cash used in financing activities totalled DKK 7,402 million, compared with cash received from financing activities of DKK 10,511 million in 2001 and DKK 3,277 million in 2000.Improved cash flows from operations, combined with lower capital expenditures and proceeds from the sale of Ben shares, enabled us to significantly reduce interest-bearing debt in 2002.

Capital Expenditures

Capital expenditures include investments in property, plant and equipment, including certain intangible assets, such as mobile licenses, and exclude share acquisitions.Capital expenditures aggregated DKK 7,699 million in 2002 compared with DKK 11,189 million in 2001 and DKK 9,773 million in 2000.

TDC Tele Danmark's capital expenditures aggregated DKK 3,072 million in 2002, a decrease of DKK 557 million compared with 2001, following a decrease of DKK 73 million from the level in 2000. The main driver for the decrease was a general decline in PSTN and ISDN volumes partly offset by higher information technology, or IT investments related primarily to a customer care and billing system. Moreover, the completion of TDC's ADSL roll-out plan in June 2002 entailed lower capital expenditures compared with 2001, where roll-out continued throughout the full year.

TDC Mobile International's capital expenditures aggregated DKK 1,645 million in 2002, a decrease of DKK 1,884 million compared with 2001, following a decrease of DKK 581 million in 2001. Capital expenditures in domestic operations amounted to DKK 704 million, a decrease of DKK 1,229 million compared with 2001, due mainly to the acquisition of a Danish UMTS license for DKK 768 million in 2001. The remaining decrease related primarily to the acquisition of a customer care and billing system in 2001. These two items increased 2001 capital expenditures by DKK 1,118 million over 2000 levels.Capital expenditures in European network operators amounted to DKK 881 million in 2002, a decrease of DKK 401 million, related primarily to Connect Austria's completion of the GSM network upgrade in 2001 and the deconsolidation of Ukrainian Mobile Communications as of October 1, 2002. Capital expenditures in Talkline amounted to DKK 60 million in 2002, a decrease of DKK 254 million, due mainly to the closure of landline and Internet activities and to the acquisition of a new billing system in 2001.

TDC Switzerland's capital expenditures aggregated DKK 1,557 million in 2002, a decrease of DKK 152 million compared with 2001, due mainly to lower network investments.

TDC Internet's capital expenditures aggregated DKK 762 million in 2002, an increase of DKK 131 million compared with 2001. Capital expenditures increased by DKK 475 million in 2001.The increases related primarily to investments related to expansion of the ADSL customer base.

TDC Cable TV's capital expenditures aggregated DKK 248 million in 2002, a decrease of DKK 4 million compared with 2001, following an increase of DKK 104 million in 2001 over 2000 levels.The increase in 2001 related primarily to expansion of the cable TV network within Denmark.

'Other' capital expenditures include TDC A/S, TDC Services, TDC Directories, Belgacom and eliminations. Capital expenditures aggregated DKK 415 million in 2002, a decrease of DKK 1,024 million compared with 2001, related primarily to Belgacom.Capital expenditures decreased DKK 218 million in 2001, due primarily to a reduction at Belgacom.

Capital Resources

Net interest-bearing debt and financial resources, DKKm	2000	2001	2002

Cash and marketable securities	5,967	2,538	5,594
Short-term debt	(7,648)	(15,052)	(2,357)
Net liquid assets	(1,681	(12,514)	3,237
Long-term debt	(12,385)	(22,124)	(28,794)
Net interest-bearing debt	(14,066)	(34,638)	(25,557)

Cash and marketable securities less debt from repurchase agreements	5,967	2,538	5,594
Confirmed undrawn short and long-term lines of credit	10,593	7,158	14,017
Financial resources	16,560	9,696	19,611

Overall, our financial position reflects cash flows generated by our operating activities and investments in companies and assets, net of dividends paid out.

At December 31, 2002, cash and marketable securities aggregated DKK 5,594 million compared with DKK 2,538 million at December 31, 2001, while short-term debt totalled DKK 2,357 million at December 2002 compared with DKK 15,052 million at December 31, 2001. The increase in net liquid assets in 2002 resulted from the sale of Ben shares, which significantly increased cash on hand, combined with a refinancing during 2002 of certain short-term debt with debt maturing after one year.At December 31, 2002, long-term debt amounted to DKK 28,794 versus DKK 22,124 million at December 31, 2001.

Net interest-bearing debt, calculated as cash and marketable securities net of short- and long-term debt, totalled DKK 25,557 million at December 31, 2002, compared with DKK 34,638 million at December 31, 2001 and DKK 14,066 million at December 31, 2000.Net interest-bearing debt decreased in 2002 due to improved cash flows from operations, combined with cash proceeds received from the sale of Ben shares during 2002.The increase in 2001 was related primarily to the financing of the acquisition of sunrise and diAx in Switzerland to form TDC Switzerland. Net interest-bearing debt has increased in 2003 to finance the acquisition of outstanding shares in TDC Switzerland in February, 2003.See the "Recent Developments" section for a discussion of the 2003 debt issuance.

At December 31, 2002, our financial resources totalled DKK 19,611 million compared with DKK 9,696 million at December 31, 2001, reflecting an increase of DKK 9,915 million in cash and confirmed credit.We believe that we have adequate internal and external resources available to finance our operations, business development, capital investments and dividends.

For a discussion of the group's interest rate exposure, see Item 11, "Qualitative and Quantitative Disclosures about Market Risks", and for information on financial instruments, see note 24 to our consolidated financial statements.For information on material commitments for capital expenditures, see note 26 to our consolidated financial statements.

Credit Ratings

On December 2, 2002 Moody's Investor Services changed the outlook for our long-term and short-term ratings from "stable" to "negative".Their primary reasons for the change were slower-than-expected growth, continued competitive pressures in TDC's main markets in Denmark and Switzerland, and increased risk resulting from the increased financial investment in Switzerland expected in February 2003.On February 28, 2003 Moody's put us on review for a possible downgrade.Moody's currently maintains our long-term rating at A3 and our short-term rating at P2.In the event of a change in rating by Moody's, we do not expect a material change in our financial costs.

On January 9, 2003, Standard & Poor's changed their outlook for TDC from "stable" to "negative", and on March 13, 2003, they changed our long-tem rating from A- with negative outlook to BBB+ with stable outlook, and reaffirmed our short-term rating of A-2.The reasons given for the action were TDC's revision of guidance for 2003 and deterioration beyond previous expectations of our core domestic landline operation.We believe that the change in rating is also a reflection of tightening credit policies on the part of the major rating agencies.We do not expect the change in rating by Standard & Poor's to have a material impact on our financial costs.

Off-Balance Sheet Arrangements

In conjunction with our investments in Switzerland in 2001, we signed a put option agreement under which the other shareowners in TDC Switzerland had the right to require us to purchase their shares at the beginning of 2003.All of the minority shareowners had exercised their options by February 2003, and TDC now owns 100% of TDC Switzerland.The purchase price for the additional shares was CHF 1,553 million.

Contractual Obligations and Commitments

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due:

	Payments Due by Period

Contractual obligations, DKKm	Total	Less than 1 year	1-2 years	2-5 years	After 5 years

Current maturities of long-term debt	935	935	-	-	-
Long-term debt	28,794	-	3,576	14,184	11,034
Operating leases	5,525	771	530	1,590	2,634
Purchase obligations regarding fixed assets	229	229	0	0	0
Purchase obligations regarding investments in enterprises	38	38	0	0	0
Loan commitments to associated enterprises	1	1	0	0	0
Currency swaps, FX swaps and forward contracts	(589)	(358)	90	(271)	(50)
Interest rate swaps	(173)	(83)	38	29	(157)
Total contractual cash obligations	34,760	1,533	4,234	15,532	13,461

They are not included in the consolidated balance sheet.The following table discloses aggregate information about our commercial commitments. Commercial commitments are items that we could be obliged to pay in the future.

	Amount of Commitment Expiration per Period

Other commercial commitments, DKKm	Total	Less than 1 year	1-2 years	2-5 years	Over 5 years

Undrawn lines of credit	14,017	9,271	2,267	2,479	0
Standby letters of credit	0	0	0	0	0
Standby repurchase obligations	0	0	0	0	0
Other commercial commitments (1)	7,931	7,931	0	0	0

(1)     Other commercial commitments consist of the put option agreement under which the other shareowners in TDC Switzerland had the right to require us to purchase their shares at the beginning of 2003.

Guarantees, DKKm	Total amount

Guarantee obligation in connection with capital sale and leaseback arrangements (see note 27 to our consolidated financial statements for further information)	5,078
Guarantees in favor of suppliers and partners	877
Total guarantees	5,955

Discussion of Accounting Policies

Danish GAAP Compared With US GAAP

For further information on the significant differences between Danish GAAP and US GAAP see note 30 to our consolidated financial statements.

Critical Accounting Policies

The preparation of our consolidated financial statements requires management to make assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reported period. On an ongoing basis, we evaluate the estimates and judgments used in the determination of reported results.

We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Full details of our significant accounting policies are set out in note 1 to our consolidated financial statements. The following estimates and judgments are considered important to the portrayal of our financial condition:

  We assign useful lives for long-lived assets based on periodic studies of actual asset lives and our intended use for those assets. Any change in estimated useful lives of these assets would be reported in the financial statements as soon as such change is determined.In 2002, based on a detailed review of certain long-lived assets, we changed our estimate of useful lives for certain customer-placed equipment used for data transmission and high-speed Internet access, and for certain mobile network assets.The impact of these changes was to increase depreciation, amortization and writedowns by approximately DKK 151 million in 2002.
  Intangible assets, including goodwill and other rights, comprise a significant portion of our total assets. We assess the valuation of these intangible assets at least on an annual basis, and between annual assessments as necessary when events or changes in circumstances indicate that their carrying value may not be recoverable.The valuation of intangibles is a complex process that requires significant management judgment in the determination of various assumptions, including cash flow projections, discount rates and terminal growth rates.The sensitivity of the estimated valuation to these assumptions, in the aggregate or individually, can be significant.Furthermore, the use of different estimates or assumptions when determining the fair value of such assets may result in different values and could result in impairment charges in future periods.
  We estimate our net periodic pension cost (NPPC) based on certain actuarial assumptions, the most significant of which relate to returns on plan assets, discount rates and expected salary increases.As shown in note 25 to our consolidated financial statements, we have reduced both the assumed rate of return on plan assets and the assumed discount rate over the past two years to reflect changes in market conditions and in the mix of assets held by our pension funds.Our assumptions for 2003 reflect a further reduction in the discount rate from 5.25% to 5.0%, and in the assumed return on plan assets from 7.0% to 6.5%.We believe these assumptions are an accurate reflection of current market conditions and our expectations for market returns over the long term.These changes for 2003 will increase our pension cost by approximately DKK 140 million in 2003, assuming all other factors remain unchanged.
  Our estimates of deferred income taxes and the significant items giving rise to the deferred assets and liabilities are shown in note 8 to our consolidated financial statements. These reflect our assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. In addition, such estimates reflect expectations about the amount of future taxable income and, where applicable, tax planning strategies.Actual income taxes could vary from these estimates, and our results of operations in future periods could be affected, due to changes in expectations about future taxable income, future changes in income tax law or results from the final review of our tax returns by tax authorities.
  Our determination of the treatment of contingent liabilities in the financial statements is based on our view of the expected outcome of the applicable contingency. We consult with legal counsel and other experts both within and outside the company. We accrue a liability if the likelihood of an adverse outcome is probable of occurrence and the amount is estimable. We disclose the matter if the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable.Resolution of such contingencies in future periods may result in actual losses in excess of the amounts accrued.
  Our estimates of the fair value of financial instruments (including derivative financial instruments) for which quoted market prices are not available are based on the best information available in the circumstances.Methods of estimation used for such purposes include the present value of estimated expected future cash flows using discount rates commensurate with the risks involved, option-pricing models, and fundamental analysis. Such methods incorporate assumptions about interest rates, default, prepayment, and volatility, among other factors.

Changed Accounting Policies

As a consequence of the new Danish Financial Statements Act, we have changed our accounting policies as follows:

Significant changes:

  Minority passive investments and other financial assets are measured at fair value if the assets are not intended to be held to maturity, and all fair value adjustments are recognized in the Statements of Income.If the assets are held to maturity, they are measured at the lower of amortized cost and recoverable amount.Previously, minority passive investments and other financial assets were measured at the lower of cost and estimated value at the balance sheet date.
  Proposed dividends are separated from retained earnings and shown as a separate item under shareowners' equity until adopted at the annual general meeting of shareholders.Previously, proposed dividends not yet adopted by the annual general meeting of shareholders were recognized as short-term debt.
  Derivative financial instruments are measured at fair value and recognized under other accounts receivable or other accounts payable.Previously, derivative financial instruments applied to reduce foreign currency risk were recognized at the spot rates on the balance sheet date, and premiums received or paid were recognized on a straight-line basis in the Statements of Income over the term of the derivative financial instrument.

Other minor changes:

  Development costs that meet certain criteria are capitalized as intangible assets and measured at cost including indirect production costs less accumulated amortization.Previously, development costs (except for computer software) were expensed in the Statements of Income as incurred.
  Indirect production costs associated with computer software purchased or developed for internal use are now capitalized.Previously, only direct costs were capitalized.
  Interest expenses incurred in connection with the acquisition of property, plant and equipment and intangible assets are now capitalized.Previously, such interest costs were expensed as incurred.
  Indirect production costs are now included in the cost of contract work in process.Previously, only direct production costs were included.Because contract work in process is measured at the selling price of the work performed, the change has no impact on net income and shareowners' equity.
  Marketable securities (current assets) are now measured at fair value.Previously, only listed securities were measured at fair value, whereas other securities were measured at the lower of cost and estimated fair value.
  On initial recognition, financial debts are now measured at cost and subsequently at amortized cost.Previously, differences between proceeds received and the redemption value were amortized on a straight-line basis over the term of the loan.

The effects of the above mentioned changes in accounting policies were to decrease reported net income for 2002 by DKK 863 million and to increase reported shareowners' equity by DKK 2,956 million.Upon initial adoption of the Danish Financial Statements Act of 2002, we recognized a cumulative effect of DKK 3,716 million from the changes in accounting policies directly in shareowners' equity.Comparative figures for previous years have been restated in accordance with the new accounting policies.In addition, certain minor changes have been made in the presentation of the financial statements, and certain reclassifications have been made in the financial statements and related notes.These reclassifications have no impact on net income or shareowners' equity.

New Accounting Pronouncements

New US GAAP Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143 (SFAS No. 143), "Accounting for Asset Retirement Obligations," which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated long-lived asset and is depreciated over the asset's useful life. The liability is accreted to its present value each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on settlement is recognized. We are required and plan to adopt the provisions of SFAS No. 143, effective January 1, 2003. To accomplish this, we must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require us to gather market information and develop cash flow models. Additionally, we will be required to develop processes to track and monitor these obligations. We are assessing the impact that the implementation of this standard will have on our results of operations, financial position and cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146), which replaces Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The types of costs affected by this Standard include certain employee severance costs, contract termination costs and costs to consolidate or close facilities or relocate employees. SFAS No. 146 requires that a liability for costs associated with exit or disposal activities be recognized only when the liability is irrevocably incurred (rather than at the date of management's commitment to an exit or disposal plan). The recognized liability is to be initially measured at fair value and subsequently adjusted for changes in estimated cash flows. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect the adoption of SFAS No. 146 to have a material impact on our results of operations, financial position and cash flows.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 clarifies and expands the disclosure requirements related to guarantees and product warranties, and requires a guarantor to recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement provisions are applicable prospectively to guarantees issued or modified after December 31, 2002. We do not expect the adoption of FIN 45 to have a material impact on our results of operations, financial position and cash flows.

In December 2002, the Emerging Issues Task Force reached a consensus in EITF Issue 00-21 (EITF 00-21), "Accounting for Revenue Arrangements with Multiple Deliverables." The Issue addresses a vendor's accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. If the conditions requiring separate revenue recognition exist, revenue is allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables), with revenue for each component deliverable recognized when the revenue is realized and earned. EITF 00-21 is effective for revenue arrangements entered into after June 15, 2003.EITF 00-21 also provides for an alternative to report the change in accounting as a cumulative-effect adjustment in accordance with APB Opinion No. 20.We have not yet determined the method of transition we will use.To apply this guidance, we must identify and determine the fair value of the component deliverables. The determination of fair values in our business is complex, as some of the components are price sensitive and volatile in a competitive marketplace. Additionally, we will be required to develop processes to update the relative fair values based upon competitive market conditions. We are assessing the impact that the implementation of this standard will have on our results of operations, financial position and cash flows.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities" (VIEs). This interpretation changes the accounting and requirements for consolidation and disclosure of certain entities, including special purpose entities (SPEs). Under FIN 46, an entity is considered a VIE (and subject to consolidation) if its total equity at risk is determined insufficient to finance its activities without additional subordinated financial support, or if its equity investors lack certain characteristics that represent a controlling financial interest. An entity that is considered a VIE would be required to be consolidated by the enterprise that holds a majority of its "variable interests" (that is, the enterprise that has the most exposure to the economic risks and the potential rewards from changes in the values of the VIE's assets and liabilities). The consolidation requirements apply to all new VIEs created on and after February 1, 2003, with transitional provisions for VIEs that existed prior to that date. We plan to adopt the initial and transitional consolidation provisions of FIN 46 on February 1, 2003 and January 1, 2004, respectively. To accomplish this, we must identify all VIEs, if any, and determine the expected loss and expected residual returns associated with our variable interests. The determination of expected losses and expected residual returns is complex and will require us to develop cash flow models. We are assessing the impact that adoption of FIN 46 will have on our results of operations, financial position and cash flows.

New Danish GAAP Accounting Pronouncements

The Danish Institute of State Authorized Public Accountants have issued three new accounting standards.

Accounting Standard No. 20, "Disclosures about share-based payments", requires certain disclosures in annual financial statements relating to stock-based compensation arrangements for fiscal periods beginning on or after January 1, 2003.The adoption of this standard will not have an effect on our financial position or results of operations.

Accounting Standard No. 21, "Leases", addresses accounting for leases and establishes criteria for the classification of leases as operating or finance leases.Standard No. 21 is effective for financial statements for fiscal periods beginning on or after July 1, 2003, and, upon adoption, requires retroactive application to amounts reported in such financial statements relating to prior periods.We are in the process of determining the impact that the adoption of this standard will have on our financial position and results of operations.

Accounting Standard No. 22, "Revenue Recognition", establishes new criteria for recognition of revenue including: (i) criteria for determining when to separate multiple elements into separate units of accounting, and (ii) criteria for determining when revenue is realized or realizable.Standard No. 22 is effective for financial statements for fiscal periods beginning on or after July 1, 2003, and, upon adoption, requires retroactive application to amounts reported in such financial statements relating to prior periods.We are in the process of determining the impact that the adoption of this standard will have on our financial position and results of operations.

Cautionary Statement Regarding Forward-Looking Statements

Reference is made to the Cautionary Statement Regarding Forward-Looking Statements contained in the Introduction to this annual report on page 1.

Item 6 Directors, Senior Management and Employees

Directors and Senior Management

Management Structure

The Board of Directors and the Executive Committee together manage our operations. The Board of Directors ensures the proper organization of our activities, while the Executive Committee conducts our daily business in compliance with the direction and guidance given by the Board of Directors.

The Board of Directors

The Board of Directors consists of twelve members, of whom eight are elected at a general meeting of shareholders.In addition, Danish law grants the employees of a company the right to elect a number of directors equal to one half the number of directors elected by shareholders at a general meeting (currently four directors).

Our Articles of Association provide that any shareholder holding more than 9.5% of our shares must abstain from voting in the election of two directors.

The directors elected by the shareholders serve terms of one year, terminating at the next Annual General Meeting.Directors elected by employees are elected for a period of four years. Current directors elected by employees are next due for election in April 2004. There is no restriction on the re-election of directors.

Set forth below is a list of the members of the Board of Directors, their business experience and the year of their initial election as Directors.

Thorleif Krarup ( Chairman )
Age 50. BSc (Economics), Bachelor of Commerce (Business Finance) and Bachelor of Commerce (Management Accounting).
First elected to the Board of Directors in 2003.
Senior Vice President Business Development, Nordea.Chairman of the Board of a number of companies within the Nordea Group.

Lloyd Kelley ( Vice Chairman )
Age 53. BA (Business)
First elected to the Board of Directors in 2001.
President of SBC International Inc. Europe.Member of the Boards of Belgacom S.A. and ADSB Telecommunications B.V.

Larry Boyle
Age 45. BA (Mathematics).
First elected to the Board of Directors in 2000.
Executive Director - Finance, SBC International Inc.Member of the Board of ADSB Telecommunications B.V.

James Callaway
Age 56. BSc (Business Administration).
First elected to the Board of Directors in 2003.
Group President, SBC Communications Inc.Member of the Boards of Belgacom S.A. and Telmex (Telefonos de Mexico).

Rick L. Moore
Age 51.BSc (Economics).
First elected to the Board of Directors in 1999.
Managing Director of International Business Development, SBC Communications Inc.

Leif Hartmann *
Age 59.
First elected to the Board of Directors in 1996.
Systems Technician.

Niels Thomas Heering
Age 48. LLM.
First elected to the Board of Directors in 1991.
Partner in the law firm Gorrissen Federspiel Kierkegaard.
Chairman of the Boards of CKBF Invest A/S, Comlex A/S, Columbus IT Partner A/S, Ellos A/S, EQT Partners A/S, Jeudan A/S, Mahé Holding A/S, Mahé Real Estate A/S, Nesdu A/S, NTR Holding A/S, Plaza Ure & Smykker A/S, Selda A/S and Stæhr Holding A/S.
Member of the Boards of Danske Private Equity A/S, Falcon-bridge Greenland A/S, J. Lauritzen A/S, Nordic Bioscience A/S, Ole Mathiesen A/S, CCBR A/S and Venjo A/S.

Steen Jacobsen *
Age 53.
First elected to the Board of Directors in 1996.
Specialist Technician.

Jonathan Klug
Age 47. MBA.
First elected to the Board of Directors in 2003
Vice President Finance, SBC International Inc.Member of the Boards of Belgacom S.A., ADSB Telecommunications B.V. and Telkom SA Limited.

Bo Stenør Larsen *
Age 56.
First elected to the Board of Directors in 1991.
Senior Clerk.
General Secretary of the Telecommunication Workers Union.

Bo Magnussen *
Age 55.
First elected to the Board of Directors in 1996.
Senior Clerk.
Chairman of Lederforeningen at TDC (Association of Managers and Employees in Special Positions of Trust).

Kurt Anker Nielsen
Age 57. MSc (Commerce)
First elected to the Board of Directors in 2003.
Co-President and Chief Executive Officer of Novo A/S.
Vice Chairman of the Boards of Novo Nordisk A/S and Novozymes A/S.
Member of the Board of Coloplast A/S.Member of the Board and Chairman of the Audit Committee of ZymoGenetics Inc., Seattle, USA

_________________________

* Elected by our employees.

Executive Committee

The Executive Committee manages our daily operations and is composed of between three and eight officers appointed by the Board of Directors.Set forth below is a list of the members of the Executive Committee as of May 31, 2003, along with their business experience and date of initial appointment.

Henning Dyremose (President and Chief Executive Officer).
Age 57. MSc (Chemical Engineering), Graduate Diploma in Business Economics (Organization).
Appointed to the Executive Committee in 1998.
Chairman of the Boards of TDC Switzerland AG, TDC Totalløsninger A/S, TDC Mobile International A/S, TDC Internet A/S, TDC Kabel TV A/S and TDC Forlag A/S and Talkline GmbH.
Member of the Boards of TDC Services A/S, Belgacom S.A. and ADSB Telecommunications B.V.
Vice Chairman of the Board of Directors of Brødrene A. O. Johansen A/S and A. O. Invest A/S.
Member of the Boards of Carlsberg A/S and Carlsberg Breweries A/S.

Hans Munk Nielsen (Senior Executive Vice President and Chief Financial Officer).
Age 56. MSc (Economics), Stanford Executive Program
Appointed to the Executive Committee in 1991.
Chairman of the Board of TDC Services A/S.
Member of the Boards of TDC Switzerland AG, TDC Totalløsninger A/S, TDC Mobile International A/S, TDC Internet A/S, TDC Kabel TV A/S, TDC Forlag A/S, Belgacom S.A. and ADSB Telecommunications B.V.
Chairman of the Board of CMO-Denmark Fonden and its subsidiaries.
Member of the Boards of Nordea Invest A/S and Copenhagen Stock Exchange A/S.

James N. Wilson (Senior Executive Vice President, Business Development) .
Age 52. BA (Business Administration)
Appointed to the Executive Committee in 2000.
Member of the Boards of TDC Totalløsninger A/S, TDC Mobile International A/S, TDC Internet A/S, TDC Kabel TV A/S, TDC Forlag A/S, TDC Services A/S, Belgacom S.A. and ADSB Telecommunications B.V.

The business address of each director and member of the Executive Committee is TDC A/S, Nørregade 21, DK-0900 Copenhagen C, Denmark.

Compensation

In 2002, we paid compensation to the Board of Directors and Executive Committee of DKK 2 million and DKK 12 million, respectively, aggregating DKK 14 million. No bonuses were paid in 2002 to the Board of Directors. Performance based bonuses have been paid to the Executive Committee and are included in the above amount .

In 2002, 5,500 options to purchase our shares were granted to members of the Board of Directors, at an average exercise price of DKK 249.95 per share. The options vest six months after the date of grant, and expire 10 years after the date of grant. In 2002, 30,812 options to purchase our shares were granted to members of the Executive Committee at an average exercise price of DKK 225.17 per share. This brought the total number of outstanding options held by members of the Executive Committee to 209,353 with an average exercise price of DKK 334.10 per share. One third of the options vest annually and consequently each grant vests fully in three years.The options expire 10 years after the date of grant.

We provide defined-benefit pension plans to certain of our employees.See note 25 to the consolidated financial statements for a description of the plans and the related costs and obligations.

Board Practices

The members of the Board of Directors do not have service contracts providing for termination benefits.   The members of the Executive Committee have service contracts containing notices of termination ranging from 12 to 24 months. The terms of termination for the members of the Executive Committee are further stipulated in their respective service contracts.

We do not have an Audit Committee, as this is not required by Danish law or the Copenhagen Stock Exchange.Our annual accounts are reviewed and signed by all members of the Board of Directors prior to their publication, and quarterly results are reviewed by the Board of Directors prior to their release. In addition, our external auditors present a report of their procedures and conclusions to the full Board of Directors at least once a year, in conjunction with the audit of the annual accounts, and are free to report additional items throughout the year, as they deem necessary. The auditors participate in the Board of Directors meeting, where the annual accounts are approved.

Our Compensation Committee (Remuneration Committee) consists of the Chairman of the Board of Directors, currently Thorleif Krarup, and the Vice-Chairman of the Board of Directors, currently Lloyd Kelley.The Compensation Committee determines the compensation and other conditions of employment for the members of the Executive Committee and reports to the Board of Directors.

Employees

The following table shows the number of individuals we employed within our 100% owned companies at December 31, 2000, 2001 and 2002:

	2000	2001	2002	Change from 2000 to 2001	Change from 2000 to 2001

Domestic activities	15,805	16,680	16,695	875	15
International activities	2,558	2,450	2,669	-108	219
Total	18,363	19,130	19,364	767	234

The average number of temporary employees during 2002 was 536.

More than 90% of our employees have membership in one of three major unions. Each union is a member of nationally organized unions.

We are a member of the Confederation of Danish Industries. The Confederation negotiates and concludes the collective agreements on behalf of its members. We participate in such negotiations. Within the framework of the collective agreements it is possible for us to conclude local agreements with the unions as supplements to the general collective agreements.

We have a special agreement on cooperation with employees, which relies on a system of cooperation committees at different levels in the organization. Our management and the employees are represented in such committees. The committees have a number of annual meetings during which every aspect of working conditions, except collective agreements, may be covered.

Share Ownership

As of December 31, 2002, members of our Board of Directors held 1,038 of our shares and members of our Executive Committee hold 31,735 of our shares, a combined total of less than 1% of our outstanding share capital. See note 4 to our consolidated financial statements for additional information concerning share options held by members of the Board of Directors and Executive Committee.

As of May 31, 2003, 3,124,967 of our shares were subject to options, of which 21,000 were held by the Board of Directors and 238,711 were held by the Executive Committee. The exercise price of the options corresponds to the market price of the shares on their date of grant and ranges from DKK 151.98 to DKK 690.00 per share.

Item 7 Major Shareholders and Related Party Transactions

Major Shareholders and Brief History of Share Capital

At December 31, 2002 our share capital amounted to DKK 1,082 million, consisting of 216,459,540 shares with a nominal value of DKK 5 per share.

From the date of our international share issue, in April 1994, until February 28, 1997, the Danish State owned the majority of our class A shares, corresponding to 51.0% of our share capital as of February 28, 1997. The remaining privately held class A shares were purchased by the Danish State on March 1, 1997, at a predetermined price of DKK 125 per share.After the purchase, the Danish State owned 51.73% of our share capital and the remaining 48.27% was split among the class B shareholders.

When the class A shares were purchased by the Danish State on March 1, 1997, the previous owners of the class A shares retained their right to receive dividends with respect to their shareholdings in 1996 (which were to be paid after the Annual General Meeting in 1997) and the first two months of 1997 (which were to be paid after the Annual General Meeting in 1998). Dividends on the class A shares were limited to DKK 10 per share (10% of their nominal value) until March 1, 1997, after which dividends on one class A share equaled dividends paid on ten class B shares, until June 1998.

At the end of October 1997, we announced a strategic partnership with Ameritech, a leading American telecommunications company.Ameritech supported the partnership by acquiring, on January 12, 1998, 4,500,000 of our class A shares from the Danish State, representing 34.4% of our share capital.

At an Extraordinary General Meeting on January 19, 1998, shareholders approved a repurchase of the Danish State's remaining 2,277,023 class A shares.Each such share was purchased for DKK 4,381.77.After canceling the repurchased shares on April 24, 1998, our share capital was reduced to DKK 1,082 million, composed of 4,500,000 class A shares, nominal value DKK 100 per share, and 63,229,770 class B shares, nominal value DKK 10 per share.

On June 1, 1998 each class A share was converted into ten class B shares.

At an Extraordinary General Meeting on May 21, 1999, our shareholders approved a 2 for 1 stock split.As of June 2, 1999, the number of our shares outstanding has equaled 216,459,540, each with a nominal value of DKK 5.

Following a change in our Memorandum of Association, after April 24, 1998, no person or depositary has been allowed to control, through ownership or otherwise, shares representing more than 9.5% of our share capital without the consent of the Board of Directors.At the time of the announcement of our strategic partnership with Ameritech, this consent was granted.

In October 1999, Ameritech merged into SBC Communications.As a result, SBC Communications now owns 41.58% of our share capital.

Shareholders owning more than 5% of our shares at any time since January 1, 2000, and their respective holdings at the end of 2000, 2001 and 2002, are set forth in the table below.

]>
	SBC Communications		Arbejdsmarkedets Tillægspension		Franklin / Templeton
	Shares	Percent	Shares	Percent	Shares	Percent

January 1, 2000	90,000,000	41.58	12,089,000	5.58	1,112,200	0.51
December 31, 2000	90,000,000	41.58	13,344,400	6.16	522,600	0.24
December 31, 2001	90,000,000	41.58	16,871,300	7.79	1,554,000	0.72
December 31, 2002	90,000,000	41.58	14,708,000	6.79	8,229,000	3.80

The major shareholders listed above do not have voting rights different from other shareholders.

We are not currently aware of any arrangements that may, at a subsequent date, result in a change of control of TDC Group.

It is estimated that our shares are currently distributed such that approximately 58% are held in the United States, 30% in Denmark, 6% in the United Kingdom and 6% in the rest of Europe.At December 31, 2002 there were approximately 5,000 holders of record in the United States.

Related Party Transactions

Danish companies in the TDC Group have entered into certain lease transactions with their related Danish pension funds. In addition we pay the expenses of a small number of employees stationed in Denmark by SBC Communications Inc. For further information about related party transactions, please see note 28 to our consolidated financial statements.

Interests of Experts and Counsel

Not applicable.

Item 8 Financial Information

Consolidated Statements and Other Financial Information

See Item 17, "Financial Statements."

Item 9The Offer and Listing

Offer and Listing

The table below sets forth, for the calendar periods indicated, the high and low prices for our shares, as reported by the Copenhagen Stock Exchange in Danish kroner, and our ADSs, as reported on the New York Stock Exchange Composite Tape in US dollars.

	DKK per share		USD per ADS
Year	High	Low	High	Low
1998	453	213	35 ¼	15 13/32
1999	575	333	38 5/16	24
2000	764	315	49 5/8	18 7/8
2001	440	250	27.13	15.46
2002	305	150.5	18.35	10.19

Year	DKK per share		USD per ADS
2001	High	Low	High	Low
First quarter	440	263	27.13	16.12
Second quarter	370	301	20.90	17.65
Third quarter	323	250	19.05	15.46
Fourth quarter	308	265	18.10	16.20

2002

First quarter	305	255	18.35	14.85
Second quarter	272	187	16.55	12.87
Third quarter	222	162.5	14.79	10.70
Fourth quarter.....................................................................	202	150.5	13.42	10.19

2003

First quarter	193	144	13.80	10.56

	DKK per share		USD per ADS
Month	High	Low	High	Low
December 2002	189	166	12.60	11.54
January 2003	193	178.5	13.80	12.72
February 2003	187	158.5	13.38	11.65
March 2003	169.5	144	11.99	10.56
April 2003	175.5	163.5	12.89	11.84
May 2003	188	160	15.00	12.27

Fluctuations in exchange rates between the Danish kroner and the US dollar will affect the US dollar equivalents of the Danish kroner price of our shares on the Copenhagen Stock Exchange and, as a result, will affect the market prices of our ADSs in the United States.

Plan of Distribution

Not applicable.

Markets

Our shares are listed for trading on the Copenhagen Stock Exchange (ISIN DK00-1025333-5) and on the New York Stock Exchange in the form of American Depositary Shares, or ADSs (NYSE ticker symbol TLD). The nominal value of one share is DKK 5, and the value of one ADS is half the value of one share.Our shares are also traded on the open market in Frankfurt, Germany.Options for our shares are quoted on the Copenhagen Stock Exchange.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Item 10 Additional Information

Share Capital

Not applicable.

Memorandum and Articles of Association

TDC A/S is registered as a public limited company at the Danish Commerce and Companies Agency with the registration no. CVR 1477 3908.

Our Objects

Our objects are, according to Article 3(1) of our Articles of Association, to conduct business within communications, services, directories and media, investment, financing, advisory services, trade and any other related business, whether in Denmark or abroad, if appropriate in the form of joint ventures with other Danish or foreign-based companies.

Powers of the Directors

All members of our Board of Directors have equal voting rights, and all resolutions are passed by a simple majority of votes.However, in the event of a tie, the Chairman, or in his absence, the Vice-Chairman, shall have the casting vote.The Board of Directors forms a quorum when a majority of its members is present.

According to the Danish Companies Act, no member of the Board of Directors or the Executive Committee may take part in the consideration of any business involving agreements between any member of the group and himself, legal actions brought against himself, or any business involving agreements between any member of the group and any third party or legal actions brought against any third party, if he has a major interest therein that might conflict with our interests.

The Danish Companies Act also prohibits us from granting loans or providing securities to any members of the Board of Directors or the Executive Committee.This prohibition also applies to anyone particularly close to such a member of the Board of Directors or the Executive Committee.

In legal transactions, we are bound by the joint signatures of any three members of the Board of Directors, one of whom must be the Chairman or the Vice-Chairman, or by the joint signatures of any two members of the Executive Committee.

Compensation of the Board of Directors must be approved by the shareholders at a General Meeting.Any compensation of the Executive Committee must be approved by the Board of Directors.

Neither our constituent documents nor the Danish Companies Act requires our directors to retire when a certain age is reached, and there are no shareholding requirements for our directors.

Dividends

If the shareholders at an Annual General Meeting approve a suggestion from the Board of Directors to pay dividends, then all shareholders and holders of ADSs are entitled to receive dividends pro rata to their shareholding in TDC A/S.

The shares rank equal in the event of a return on capital by the company, upon a winding-up, liquidation or otherwise.

Voting Rights

All the ordinary shares carry equal rights to vote at general meetings.

Except as otherwise provided, decisions that shareholders are entitled to make pursuant to Danish law or our Articles of Association may be made by a simple majority of the votes cast. In the case of elections, the persons who obtain the most votes cast are deemed elected. However, certain decisions, including resolutions to waive preferential rights in connection with any share issue, to approve a merger or demerger, to amend our Articles of Association or to authorize an increase or reduction in our share capital must receive the approval of at least two thirds of the aggregate number of votes cast as well as two thirds of share capital represented at a shareholders meeting.

Convening of Shareholder Meetings and Admission

General Meetings shall be convened by the Board of Directors and shall be held in Greater Copenhagen. The meetings shall be convened by a letter sent to all shareholders entered in the Company's Register of Shareholders who have so requested and by a notice inserted in the Danish Official Gazette and in one or more Danish or foreign daily newspapers as directed by the Board of Directors.

The Annual General Meeting is held every year before the end of May (and beginning in 2004, before the end of April) and shall be called by not less than 14 days nor more than 28 days notice.

Extraordinary General Meetings, which may be called by resolution of either the Board of Directors, one of our Auditors, or by the shareholders at an Annual General Meeting shall be called by not less than 8 days nor more than 28 days notice.Furthermore, an Extraordinary General Meeting shall be convened whenever, for the consideration of a specified subject, a shareholder holding at least one-tenth of our share capital requests such a meeting in writing.The Extraordinary General Meeting shall be convened within 14 days of receipt of the pertinent request.

Every shareholder is entitled to attend a General Meeting provided that he has obtained an admission card from our head office during ordinary office hours at least five days before the date of the General Meeting. Holders of ADSs may make special arrangements with the depositary for the ADSs to obtain admission cards to attend, and vote at, General Meetings.

Shareholders may appoint proxies by a written and dated instrument. Proxies may not be appointed for a period exceeding one year. A person (other than our Board of Directors, Executive Committee, any member thereof, or persons approved by the Board of Directors to do so, see below) may not, by proxy or otherwise, control shares representing more than 9.5% of our nominal share capital.

According to the Danish Companies Act, the affirmative vote of two thirds of the votes cast as well as two thirds of the aggregate share capital represented at the general meeting is required to amend our Articles of Association. Furthermore, any amendment which would reduce any shareholders' right in respect of dividend payments or rights upon liquidation, or restrict the transferability of shares, requires a majority vote of at least 90%. Any amendment which will alter the legal relationship between shares that were previously equal or make any issued shares redeemable needs the consent of all shareholders affected thereby.

Limitations on Rights to Own Securities

Our Articles of Association provide that no shareholder other than the depositary for the ADSs shall be entitled to own and/or control shares corresponding to more than 9.5% of our authorized share capital without the consent of the Board of Directors.The Board of Directors is only authorized under the Articles of Association to grant such consent where such shareholder is any other Danish or foreign telecommunications company and where the shares are acquired in order to establish or expand cooperation regarding telecommunications activities between the companies or affiliated companies.Consent may also be granted in connection with the issuing or selling of shares as payment for contributions from the telecommunications company with which cooperation is established. SBC Communications (formerly Ameritech) is an approved strategic partner holding more than 9.5% of our nominal share capital.

No limitations on the rights of nonresident or foreign owners to hold or vote our shares or ADSs are imposed by the laws of Denmark, our Articles of Association, nor any of our other constituent documents except for the limitations of shareholding mentioned above.

Ownership Disclosure

According to the Danish Companies Act, a shareholder must disclose its ownership if it owns more than 5% of our nominal share capital.

Changes in Capital

The conditions imposed by our Articles of Association and other constitutive documents regarding changes in capital are no more stringent than those required by the Danish Companies Act.

Material Contracts

   On November 12, 2000, we entered into a transaction agreement with shareholders of sunrise, a Swiss landline telecom and Internet operator, and diAx, a Swiss mobile and landline operator. This agreement formed the basis for our acquisition by the end of November 2000 of (i) all of the sunrise shares held by British Telecom, (ii) our acquisition of half of the sunrise shares held by Swiss State Railways and Union Bank of Switzerland, and (iii) our acquisition of all of the diAx shares held by SBC, and on January 23, 2001, half of the diAx shares held by diAx Holding.Sunrise and diAx merged in January 2001 and we became the owner of 78.7% of the new sunrise/diAx entity, renamed TDC Switzerland.In total, we paid CHF 3,500 million for our interest in TDC Switzerland, in addition to our refinancing of diAx and sunrise for CHF 1,200 million.TDC Switzerland has been granted a Swiss UMTS-license.As of February 27, 2003, we have full ownership of TDC Switzerland, since all other shareholders exercised their options to sell their shares to us.The purchase price was CHF 1,553 million.

Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in Denmark, including but not limited to foreign exchange controls, that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to nonresident holders of our shares or ADSs.

There are no limitations on the rights of nonresident or foreign owners to hold or vote our shares or ADSs imposed by the laws of Denmark, our Articles of Association, or any of our other constituent documents, except for the limitation that no shareholder other than the depositary for the ADSs may control shares representing more than 9.5% of our nominal share capital without the consent of the Board of Directors.

Taxation

The following is a summary of the principal Danish and US federal income tax considerations that are likely to be material to the ownership and disposition of shares or ADSs.The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to the ownership or disposition of shares or ADSs.YOU ARE STRONGLY ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES TO YOU OF ACQUIRING, OWNING OR DISPOSING OF SHARES OR ADSs IN THE COMPANY.In particular, this summary applies to you only if you hold shares or ADSs as capital assets for tax purposes, and are the beneficial owner of less than 10% of the share capital of the company.This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

  a dealer in securities or currencies;
  a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;
  a bank;
  a life insurance company;
  a tax-exempt organization;
  a person that holds shares or ADSs that are a hedge or that are hedged against interest rate or currency risks;
  a person that holds shares or ADSs as part of a straddle or conversion transaction for tax purposes;
  a person whose functional currency for tax purposes is not the US dollar; or
  a person that owns or is deemed to own ten percent or more of any class of our stock.

The summary is based on laws, treaties, and regulatory interpretations in effect on the date hereof, all of which are subject to change, possibly on a retroactive basis.You should consult your own tax advisers regarding the tax consequences of purchasing, owning, or disposing of shares or ADSs in the light of your particular circumstances, including the effect of any state, local, or other national laws.

Danish Tax Considerations

The following discussion applies to holders of shares or ADSs that are not resident in Denmark for tax purposes (or otherwise subject to full Danish tax liability), and do not hold shares or ADSs in connection with a trade or business conducted through a permanent establishment in Denmark.

Dividends. Dividends paid by us to you are generally subject to Danish withholding tax at a 28 percent rate.You may, however, qualify for a reduced rate of taxation under an applicable income tax treaty.If you so qualify, you may be able to claim a reduced rate of withholding or a refund of the difference between the amount initially withheld and the amount determined by applying the applicable treaty rate.The income tax treaty between Denmark and the United States (the "Treaty") generally provides for Danish withholding tax on dividends at a reduced rate of 15 percent.You should consult your own tax advisers regarding the specific procedures for claiming a reduced rate of withholding or refund of Danish withholding tax.

Sales of Shares or ADSs. Capital gain realized by you on a sale of shares or ADSs will be exempt from Danish taxation.

Estate, Gift and Wealth Taxes. No Danish estate taxes will be payable in respect of shares or ADSs held by an individual non-resident of Denmark whose estate is not administered in Denmark.No Danish gift taxes will be payable if neither the donor nor the donee of shares or ADSs is resident in Denmark.No Danish wealth tax will be payable in respect of shares or ADSs held by a non-resident of Denmark.

US Federal Income Tax Considerations

The following is a summary of the principal US federal income tax considerations that are likely to be material to the ownership and disposition of shares or ADSs by you if you are an eligible US holder.You will be an eligible US holder if you are a resident of the United States for the purposes of, and fully eligible for benefits under, the Treaty.You will generally be entitled to Treaty benefits in respect of shares or ADSs if you are:

  the beneficial owner of the shares or ADSs (and the dividends paid with respect thereto);
  an individual citizen or resident of the United States or a US domestic corporation;
  not also a resident of Denmark for Danish tax purposes; and
  not subject to an anti-treaty shopping article that applies under limited circumstances.

The treaty benefits discussed herein generally are not available to holders that hold shares or ADSs in connection with the conduct of a business through a permanent establishment, or the performance of personal services through a fixed base, in Denmark.This summary does not discuss the treatment of such holders.

In general, if you hold ADSs, you will be treated as the holder of the shares represented by those ADSs for US federal income tax purposes and for purposes of the Treaty.

Dividends. The gross amount of any dividends distributed by us with respect to shares or ADSs (including amounts withheld in respect of Danish tax) generally will be subject to US federal income taxation as foreign source dividend income.You will include dividends paid in a currency other than the US dollar in income in a dollar amount calculated by reference to the exchange rate in effect on the date you receive the dividends (or, in the case of ADSs, the date the depositary receives them).Subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual generally will be subject to US taxation at a maximum rate of 15% in respect of dividends received after 2002 and before 2009.If you convert dividends paid in a foreign currency into dollars on the date you receive them (or, in the case of ADSs, on the date the depositary receives them), you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.You may be required to recognize foreign currency gain or loss on the receipt of a refund of Danish withholding tax pursuant to the Treaty to the extent the dollar value of the refund differs from the dollar equivalent of that amount on the date of receipt of the underlying dividend.

Subject to generally applicable limitations under US law, Danish withholding tax at the rate provided under the Treaty will constitute a foreign income tax that is eligible for credit against your US federal income tax liability or, at your election, may be deducted in computing taxable income.Under certain conditions, foreign tax credits are not allowed for withholding taxes imposed in respect of short-term or hedged positions.In addition, the Internal Revenue Service may challenge taxpayers' foreign tax credit claims where their expected economic profit is insubstantial. You should consult your own advisers concerning the implications of these rules in the light of your particular circumstances.

Sale or other Disposition of Shares or ADSs. For US federal income tax purposes, gain or loss you realize on the sale or other disposition of shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares or ADSs were held for more than one year.The net amount of long-term capital gain recognized by an individual holder generally is subject to taxation at a maximum rate of 20%; however, net long-term capital gain recognized after May 5, 2003 and before 2009 generally is subject to taxation at a maximum rate of 15%.Your ability to deduct capital losses is subject to limitations.

US Information Reporting and Backup Withholding Rules

Payments in respect of the shares or ADSs that are made in the United States or by a US-related financial intermediary will be subject to information reporting and may be subject to a backup withholding unless you:

  are a corporation or other exempt recipient; or
  provide a taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.

If you are not a US person, you generally are not subject to these rules, but may be required to provide certification of non-US status in order to establish that you are exempt.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934.We file annual and special reports and other information with the Securities and Exchange Commission.    You may read and copy this information at the following location:

Public Reference Room 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.  Our ADSs are listed on the New York Stock Exchange and, consequently, the periodic reports and other information we file with the SEC can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Copies of this Annual Report on Form 20-F can be obtained upon request from TDC, Investor Relations, Nørregade 21, DK-0900 Copenhagen C, Denmark.

Subsidiary Information

Not applicable.

Item 11 Qualitative and Quantitative Disclosures About Market Risk

Our business is exposed to certain market and credit risks related to its financial portfolio, investments in foreign companies, and purchases and sales of goods and services denominated in foreign currencies.As a result, we have established risk management policies and procedures to identify, monitor and control each of these risks. Our Management approves these policies and procedures, and the Board of Directors defines the highest acceptable levels of exposure.The market values of financial assets and liabilities and of interest-rate, exchange rate, credit and share-price exposures are computed on a daily basis.Generally, we hold or issue derivatives for hedging purposes only.

Market Risk

Market risk generally represents the risk of loss that may result from the potential change in value of a financial instrument as a result of fluctuations in interest rates, exchange rates and equity prices. Furthermore market risk includes credit risk and the refinancing risk of the loan portfolio.

Refinancing

In order to reduce refinancing risk, we aim for 80% of our loan portfolio to mature after one year. To reduce the refinancing risk on short-term debt, we have a buffer of committed credit lines.

Interest Rate

We have raised floating and fixed interest-rate loans with maturities of up to 10 years.Our debt management involves surveillance of the duration of loans and the interest-rate risk of our net liabilities according to a value at risk model. Interest-rate swaps are used to achieve the targeted duration.

Exchange Rate

At the end of 2002, the net exchange-rate exposure from our business and financial activities and investments abroad were predominantly in CHF and EUR. Foreign exchange-rate swaps are used to minimize exposure.As a general rule, we do not hedge investments in foreign companies. Our investment in TDC Switzerland is, however, fully hedged. Currency gains/losses resulting from this activity are reflected in currency translation adjustments under shareowners' equity.

Value at Risk

Statistical models based on historical prices can estimate potential losses that could arise from changes in market conditions. The estimates are calculated using a probability-based approach for measuring our exposure to market risk.We have performed a value at risk analysis of all our significant financial instruments. The calculation has a one-year time horizon and a 95% confidence level. Volatilities of and correlations between exchange rates and interest rates are included.The estimate represents the maximum potential loss, at a 95% confidence level, from adverse changes in either interest rates or foreign exchange rates over a one-year period.

Value at risk on net interest-bearing debt 1

DKKm	1Q2001	2Q2001	3Q2001	4Q2001	1Q2002	2Q2002	3Q2002	4Q2002
Interest rates	430	790	721	579	765	878	1,042	950
Foreign exchange rates	77	72	60	45	41	68	45	46

1) End-of-period figures for TDC A/S, TDC Tele Danmark A/S, TDC Mobile International A/S, TDC Internet A/S, TDC Directories A/S, TDC Services A/S and TDC Cable TV A/S. The above value-at-risk figures do not include risks related to net investments in foreign companies.

The estimated maximum loss incurred as a consequence of adverse changes in interest rates amounted to DKK 950 million at year-end 2002 compared with DKK 579 million at year-end 2001.The value at risk amount from adverse changes in foreign exchange rates was DKK 46 million at year-end 2002 compared with DKK 45 million at year-end 2001.Such risk is not significant compared with our expected future earnings, equity or market capitalization.

Credit Risk

We are exposed to credit risks in a variety of areas: as a supplier of services to Danish and international customers and business partners, as counterparty to financial contracts, and as a holder of securities.To manage credit risks associated with our financial contracts, a set of policies and procedures has been prepared stating approved maximum credit limits, based on factors such as credit ratings of counterparties.

Share Price

We have no significant shareholdings other than shares held in subsidiaries and associated enterprises.To fulfill the commitments under our share option scheme, we held 1,671,471 shares or 0.77% of our common shares at year-end 2002.We have entered into investment advice agreements with our pension funds that all operate defined benefit plans to protect investments and optimize return. We are obliged to cover any short-fall in these pension funds' ability to comply with the premium reserve requirements under the Danish Act on Company Pension Funds.

Item 12 Description of Securities Other than Equity Securities

Not applicable.

Item 13 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15 Controls and Procedures

Within the 90 days prior to the date of this report, we carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures.There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.Based upon and as of the date of our evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation.

Item 16 Reserved for future use by the SEC

Not applicable.

Item 17 Financial Statements

Item 18 Financial Statements

The Registrant has responded to Item 17 in lieu of responding to this item.

Item 19 Exhibits

The following documents are being filed as exhibits to this annual report:

1.Articles of Association of TDC A/S (filed in English translation).

4.Share Purchase Agreement concerning diAx, dSpeed and sunrise communications AG. *

8.Subsidiaries of TDC A/S (set forth in note 29 to our consolidated financial statements).

99.Section 906 Certification.

_________________________

* Previously filed.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TDC A/S
(Registrant)

By: Hans Munk Nielsen/S/

Name: Hans Munk Nielsen
Title: Executive Vice-President, CFO
Dated:June 23, 2003.

CERTIFICATION

I, Henning Dyremose certify that:

  I have reviewed this annual report on Form 20-F of TDC A/S;
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report:
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report:
  The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13A-14 and 15d-14) for the registrant and have:

  a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date");

  c)presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

  a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

  The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or on other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

  June 23, 2003

  _____/S/_ Henning Dyremose _____

  Henning Dyremose
  Chief Executive Officer

  CERTIFICATION

   I, Hans Munk Nielsen certify that:

    I have reviewed this annual report on Form 20-F of TDC A/S;
    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report:
    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report:
    The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13A-14 and 15d-14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b)evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date");

    c)presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

    The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a)all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b)any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

    The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or on other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

    June 23, 2003

    _____/S/____ Hans Munk Nielsen ________

    Hans Munk Nielsen
    Chief Financial Officer

    TDC A/S AND CONSOLIDATED COMPANIES

    Index to the Consolidated Financial Statements

    Report of Independent Accountants
    Consolidated Statements of Income for each of the years in the three-year period ended December 31, 2002
    Consolidated Balance Sheets at December 31, 2001 and 2002
    Consolidated Statements of Changes in Shareowners' Equity for each of the years in the three-year period ended December 31, 2002
    Consolidated Statements of Cash Flows for each of the years in the three-year period ended December 31, 2002
    Notes to the Consolidated Financial Statements

    The Financial Statements of 50 percent or less owned companies which are accounted for by the equity method have not been included because the registrants proportional share of income from continuing operations before income taxes of each such company and the investment in and advances to each such company is less than 20% of consolidated income from continuing operations before income taxes and 20% of consolidated total assets, respectively.

    The Consolidated Financial Statements listed above are presented in Danish kroner (DKK) and amounts pertaining to the most recent financial year and certain other amounts are also expressed in US dollars, the US dollar amounts being presented solely for convenience and translated at the rate of USD 1 = DKK 7.0822, which is the exchange rate of US dollars for Danish kroner as quoted by the Nationalbank of Denmark on December 31, 2002. The US dollar amounts should not be construed as representations that the DKK amounts have been, could be or could in the future be converted into US dollars at this or any other rate. As of May 30, 2003 the exchange rate of US dollars for Danish kroner as quoted by the Nationalbank of Denmark was USD 1 = DKK 6.2802.

    REPORT OF INDEPENDENT ACCOUNTANTS

    To the Board of Directors and Shareowners of TDC A/S

    In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareowners’ equity present fairly, in all material respects, the financial position of TDC A/S and its subsidiaries and its proportionally consolidated enterprises at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Denmark. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.We did not audit the financial statements of Belgacom SA (16.5 percent ownership), which proportionally consolidated statements reflect total assets of 13 percent and 14 percent of the related consolidated totals as of December 31, 2001 and 2002, respectively, and total revenues of 14 percent, 13 percent and 13 percent of the related consolidated totals for each of the three years in the period ended December 31, 2002, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Belgacom SA, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the reconciliation of the financial statements of the proportionally consolidated enterprise referred to above, to accounting principles generally accepted in Denmark and in the United States of America) and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

    As discussed in Note 1 to the consolidated financial statements, the accounting policies have been changed to comply with the new Danish Financial Statements Act.

    Accounting principles generally accepted in Denmark vary in certain significant respects from accounting principles generally accepted in the United States of America.The application of the latter would have affected the determination of consolidated net income expressed in Danish Kroner for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareowners’ equity also expressed in Danish Kroner at December 31, 2001 and 2002 to the extent summarized in Note 30 to the consolidated financial statements.

    /S/ PricewaterhouseCoopers

    PricewaterhouseCoopers

    February 26, 2003.
    Copenhagen, Denmark

    REPORT OF THE INDEPENDENT AUDITORS

    Mr. D. Bellens
    Managing Director
    BELGACOM SA/NV

    We have audited the consolidated balance sheets of Belgacom SA/NV and subsidiaries ("Belgacom Group") as of December 31, 2002, 2001 and 2000 and the related consolidated statements of income and notes to the financial statements for the years then ended.These financial statements are the responsibility of the Company's management.Our responsibility is to express an opinion on these financial statements based on our audits.We did not audit the financial statements of Ben Nederland BV and its subsidiaries, a corporation in which the company has a 0% interest since September 25, 2002; a 11.02% interest since May 23, 2002; a 17.21% interest since February 26, 2002; a 27.44% interest since November 1, 2001; a 35.3% interest during the period October 1, 2000 and October 31, 2001, and a 70.6% interest before October 1, 2000.Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for Ben Nederland BV and its subsidiaries, is based solely on the reports of the other auditors.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America.Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

    In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Belgacom SA/NV and subsidiaries at December 31, 2002, 2001 and 2000 and the consolidated results of their operations for the years then ended in conformity with accounting principles generally accepted in Belgium.

    Brussels, Belgium
    March 24, 2003

    Ernst & Young Reviseurs d'Enterprises S.C.C.
    represented by

    /S/ Ludo SWOLFS

    Ludo SWOLFS
    Partner

    TDC A/S AND CONSOLIDATED COMPANIES

    CONSOLIDATED STATEMENTS OF INCOME

		For the year ended December 31
Note		2000 DKKm	2001 DKKm	2002 DKKm	2002 USDm (un-audited)

2, 3	Net revenues	44,552	51,394	51,155	7,225
	Work performed for own purposes and capitalized	1,352	1,661	1,639	231
	Other operating income	7,493	1,088	1,175	165
	Total revenues	53,397	54,143	53,969	7,621

	Transmission cost, raw materials and supplies	(14,246)	(20,066)	(18,482)	(2,610)
	Other external charges	(11,791)	(13,113)	(10,606)	(1,498)
4	Wages, salaries and pension costs	(7,937)	(9,312)	(10,635)	(1,502)
	Depreciation, amortization and write-downs	(6,487)	(10,688)	(10,216)	(1,442)
	Total operating expenses	(40,461)	(53,179)	(49,939)	(7,052)

	Total operating income	12,936	964	4,030	569
	Income before income taxes from investments in associated enterprises	14	772	(38)	(5)
5	Fair value adjustments	144	623	3,257	460
6	Interest and other financial income	1,524	1,880	2,448	346
7	Interest and other financial expenses	(2,152)	(3,235)	(3,562)	(503)
	Net financials	(470)	40	2,105	298

	Income before income taxes	12,466	1,004	6,135	867
8	Total income taxes	(3,212)	(1,425)	(1,686)	(238)

	Income before minority interests	9,254	(421)	4,449	629
	Minority interests’ share of net income	(15)	407	93	13

	Net income (loss)	9,239	(14)	4,542	642

	Earnings per share of nominal value DKK 5, DKK/USD	42.7	(0.1)	21.0	3.0

    TDC A/S AND CONSOLIDATED COMPANIES

    CONSOLIDATED BALANCE SHEETS

		At December 31

Note	Assets	2001 DKKm	2002 DKKm	2002 USDm (un-audited)

	Goodwill	23,640	22,312	3,150
	Rights, etc.	5,757	5,562	786
9	Intangible assets, net	29,397	27,874	3,936

	Land and buildings	2,584	2,415	341
	Telecommunications installations	26,796	25,866	3,652
	Other installations	3,531	2,996	423
	Installation materials	465	374	53
	Property, plant and equipment under construction	936	1,324	187
10	Property, plant and equipment, net	34,312	32,975	4,656

	Investments in associated enterprises	1,074	1,302	184
	Minority passive investments	2,042	256	36
	Other financial assets	105	227	32
11	Investments and other assets, net	3,221	1,785	252

	Total fixed assets	66,930	62,634	8,844

	Merchandise inventories	1,077	922	130
	Total inventories	1,077	922	130

12	Trade accounts receivable	11,620	10,431	1,473
13	Contract work in process	134	84	12
	Amounts owed by associated enterprises	0	11	1
8	Deferred tax assets	1,441	1,638	231
8	Tax receivable	149	252	36
	Other accounts receivable	2,671	1,511	213
14	Prepaid expenses	7,133	7,520	1,062
	Total accounts receivable	23,148	21,447	3,028

	Marketable securities	971	2,915	412

15	Treasury shares	0	0	0

16	Cash	1,567	2,679	378

	Total current assets	26,763	27,963	3,948

	Total assets	93,693	90,597	12,792

    TDC A/S AND CONSOLIDATED COMPANIES

    CONSOLIDATED BALANCE SHEETS -- (Continued)

At December 31
Note	Liabilities and Shareowners' Equity	2001 DKKm	2002 DKKm	2002 USDm (un-audited)

	Common shares	1,082	1,082	153
	Capital in excess of par value	8,652	8,652	1,221
	Retained earnings	21,177	23,102	3,262
	Proposed dividends	2,363	2,470	349

17	Total shareowners' equity	33,274	35,306	4,985

18	Minority interests	681	550	78

19	Pension provisions, etc.	1,576	2,016	285
8	Deferred tax	4,219	4,908	693
19	Other provisions	1,434	621	87

	Total provisions	7,229	7,545	1,065

	Bonds and long-term bank loans	20,462	27,708	3,913
	Other long-term debt	1,662	1,086	153

20	Total long-term debt	22,124	28,794	4,066

20	Current maturities of long-term debt	2,135	935	132
21	Short-term bank loans	12,917	1,422	201
	Prepayments from customers	260	277	39
	Trade accounts payable	8,445	7,492	1,058
8	Tax payable	176	196	28
	Other accounts payable	4,117	5,485	774
	Deferred income	2,335	2,595	366
	Total short-term debt	30,385	18,402	2,598

	Total debt	52,509	47,196	6,664

	Total liabilities	60,419	55,291	7,807

	Total liabilities and shareowners' equity	93,693	90,597	12,792

    Certain Other Note References:

    2 Segment reporting, activities                                28 Related Party Transactions
    3 Segment reporting, geographical segments           29 Overview of Group Companies
    22 Acquisition of Enterprises                                  30 Reconciliation to US GAAP
    23 Disposal of Enterprises                                      31 Supplementary US GAAP Information
    24 Financial Instruments, etc.                                  32 Valuation and Qualifying Accounts and
    25 Pension ObligationsReserves                             33 Auditors? remuneration
    26 Other Financial Commitments
    27 Contingent Assets and Contingent Liabilities

    TDC A/S AND CONSOLIDATED COMPANIES

    Consolidated Statements of Changes in Shareowners' Equity (Note 17)

	Compre-hensive income DKKm	Common Shares DKKm	Capital in excess of par value DKKm	Retained earnings DKKm	Proposed dividends DKKm	Total Share- owners' Equity DKKm

Balance at January 1, 2000		1,082	8,652	16,134	0	25,868
Adjustment relating to changes in accounting policies		-	-	491	2,159	2,650
Adjusted balance at January 1, 2000		1,082	8,652	16,625	2,159	28,518

Distributed dividends					(2,159)	(2,159)
Comprehensive income:
Net income for the year	9,239			9,239		9,239
Exchange rate adjustments	93			93		93
Comprehensive income	9,332
Acquisition of treasury shares				(145)		(145)
Proposed dividends [1]				(2,264)	2,264	0

Balance at December 31, 2000		1,082	8,652	23,548	2,264	35,546

Balance at January 1, 2001		1,082	8,652	23,548	2,264	35,546

Distributed dividends					(2,264)	(2,264)
Comprehensive income:
Net income for the year	(14)			(14)		(14)
Exchange rate adjustments	138			138		138
Comprehensive income	124
Acquisition of treasury shares				(132)		(132)
Proposed dividends [1]				(2,363)	2,363	0

Balance at December 31, 2001		1,082	8,652	21,177	2,363	33,274

Balance at January 1, 2002		1,082	8,652	21,177	2,363	33,274

Distributed dividends					(2,363)	(2,363)
Comprehensive income:
Net income for the year	4,542			4,542		4,542
Exchange rate adjustments	(60)			(60)		(60)
Comprehensive income	4,482
Tax adjustment regarding employee shares				50		50
Acquisition of treasury shares				(137)		(137)
Proposed dividends [1]				(2,470)	2,470

Balance at December 31, 2002		1,082	8,652	23,102	2,470	35,306

Expressed in USDm		153	1,221	3,262	349	4,985

    1 Net of dividends related to treasury shares amounting to DKK 19m in 2002, DKK 18m in 2001 and DKK 9m in 2000.

    TDC A/S AND CONSOLIDATED COMPANIES

    Consolidated Statements of Cash Flow

	2000 DKKm	2001 DKKm	2002 DKKm	2002 USDm (un-audited)
Cash flow from operating activities:
Net income	9,239	(14)	4,542	642
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and write-downs	6,487	10,688	10,216	1,442
Change in deferred tax, etc.	577	(268)	500	71
Change in provisions (excl. of deferred tax)	(774)	726	(372)	(53)
Change in pension assets	(224)	(424)	(312)	(44)
(Profit)/Loss on sale of enterprises	(6,678)	(34)	(474)	(67)
Income before income taxes from investments in associated enterprises	(14)	(772)	38	5
Fair value adjustments	(144)	(623)	(3,257)	(460)
Minority interests’ share of net result	15	(407)	(93)	(13)
Other	183	(64)	106	15

Change in:
-Inventories	(296)	5	146	21
-Receivables	(372)	(46)	1,089	154
-Trade accounts payable	1,470	(189)	(575)	(81)
-Prepayments and accrued income, other accounts payable, etc.	(447)	(1,820)	970	137
Dividends received from associated enterprises	56	157	372	53
Outlays for marketable securities	(6,198)	(4,085)	(9,887)	(1,397)
Receipts from marketable securities	5,110	4,569	7,942	1,121
Net cash from/(used for) operating activities	7,990	7,399	10,951	1,546

Cash flow from investing activities:
Investment in subsidiaries and proportionally consolidated enterprises (Note A)	(6,070)	(12,034)	(967)	(137)
Acquisition of fixed assets	(10,570)	(10,017)	(7,900)	(1,115)
Sale of subsidiaries and proportionally consolidated enterprises (Note B)	3,379	218	0	0
Sale of fixed assets	5,685	835	6,435	909
Net cash used for investing activities	(7,576)	(20,998)	(2,432)	(343)

Cash flow from financing activities:
Proceeds from long-term loans	6,165	12,322	9,017	1,273
Repayments of long-term debt	(949)	(3,091)	(2,507)	(354)
Net borrowings from short-term bank loans	365	2,972	(11,494)	(1,623)
Change in minority interests	0	704	82	12
Dividends paid	(2,159)	(2,264)	(2,363)	(334)
Acquisition of treasury shares, net	(145)	(132)	(137)	(19)
Net cash from/(used for) financing activities	3,277	10,511	(7,402)	(1,045)

Effect of exchange rate changes on cash	(18)	11	(5)	(1)

Increase/(decrease) in cash and cash equivalents	3,673	(3,077)	1,112	157
Cash and cash equivalents at beginning of year	971	4,644	1,567	221
Cash and cash equivalents at end of the year	4,644	1,567	2,679	378

    TDC A/S AND CONSOLIDATED COMPANIES

    Consolidated Statements of Cash Flow (Continued)

Supplemental disclosure of cash flow information:	2000 DKKm	2001 DKKm	2002 DKKm	2002 USDm (un-audited)

Cash paid during the year:
Interest	1,993	2,842	3,103	438
Income tax	2,095	1,039	1,088	154

Financial reserves at the end of the year:
Cash	4,644	1,567	2,679	378
Marketable securities	1,323	971	2,915	412
Cash and marketable securities at the end of the year	5,967	2,538	5,594	790
Undrawn credit lines	10,593	7,158	14,017	1,979
Total financial reserves	16,560	9,696	19,611	2,769

    Note AInvestment in Subsidiaries and Proportionally Consolidated Enterprises

    The fair value of assets and liabilities consists of the following at the time of acquisition:

	2000 DKKm	2001 DKKm	2002 DKKm	2002 USDm (un-audited)

Intangible assets	343	1,738	7	1
Property, plant and equipment	724	4,756	41	6
Investments and other assets	6	47	0	0
Inventories	10	2	13	2
Accounts receivable	450	1,172	52	7
Deferred tax assets/(liabilities)	0	636	(3)	0
Cash and cash equivalents	283	47	8	1
Minority interests	0	(184)	13	2
Provisions	44	(63)	0	0
Long-term debt	0	(369)	(3)	-1
Short-term debt	(1,789)	(7,829)	80	11
Net assets	71	(47)	208	29
Goodwill	6,282	12,128	767	108
Total acquisition cost	6,353	12,081	975	137

Hereof cash	(283)	(47)	(8)	(1)

Net cash paid for acquisitions	6,070	12,034	967	136

    TDC A/S AND CONSOLIDATED COMPANIES

    Consolidated Statements of Cash Flow (Continued)

    Note BSale of Subsidiaries and Proportionally Consolidated Enterprises

    The book value of assets and liabilities consists of the following at the time of sale:

	2000 DKKm	2001 DKKm	2002 DKKm	2002 USDm (un-audited)

Intangible assets	(308)	22	0	0
Property, plant and equipment	935	58	44	6
Investments and other assets	32	82	0	0
Inventories	54	1	0	0
Accounts receivable	482	79	(51)	(7)
Deferred tax assets/(liabilities)	0	0	2	0
Cash and cash equivalents	(196)	16	4	1
Minority interests	0	0	1	0
Provisions	(40)	0	0	0
Long-term debt	(1,756)	(1)	0	0
Short-term debt	(350)	(57)	(4)	0
Net assets	(1,147)	200	(4)	0
Gain/(loss) on sale of enterprises	4,453	34	8	1
Related income tax paid	(123)	0	0	0
Total sales amount	3,183	234	4	0

Hereof cash	196	(16)	(4)	0

Cash sales amount	3,379	218	0	0

    TDC A/S AND CONSOLIDATED COMPANIES

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

    Note 1 -- Significant Accounting Policies

    The Consolidated Financial Statements of TDC A/S (the “Company”) have been prepared in accordance with accounting principles generally accepted in Denmark. Danish generally accepted accounting principles (“Danish GAAP”) differ in certain significant respects from accounting principles generally accepted in the United States (“US GAAP”). See Note 30 for a description and the related effect on these Consolidated Financial Statements of the significant differences.

    The Consolidated Financial Statements have been prepared in accordance with the accounting policies set forth below. These policies comply with the provisions of the Danish Financial Statements Act, which is based on the 4th and the 7th EC Directives. Furthermore, the accounting policies are in accordance with the requirements of the Copenhagen Stock Exchange relating to the presentation of financial statements by listed companies and the accounting standards issued by the Danish Institute of State Authorized Public Accountants.

    Changes in accounting policies

    As a consequence of the new Danish Financial Statements Act (which came into effect at January 1, 2002), the accounting policies have been changed as follows:

    Significant changes:

      Minority passive investments and other financial assets are measured at fair value if the assets are not intended to be held to maturity, and all fair value adjustments are recognized in the Statements of Income. If the assets are held to maturity they are measured at the lower of amortized cost and recoverable amount. Previously, minority passive investments and other financial assets were measured at the lower of cost and estimated fair value at the balance sheet date.
      Proposed dividends are separated from retained earnings and shown as a separate item under shareowners’ equity until adopted at the Annual General Meeting. Previously, proposed dividends not yet adopted by the Annual General Meeting were recognized as short-term debt.
      Derivative financial instruments are measured at fair value and recognized under other accounts receivable or other accounts payable. Previously, derivative financial instruments applied to reduce foreign currency risk were recognized at the spot rates at the balance sheet date and premiums received or paid were recognized on a straight-line basis in the Statements of Income over the term of the derivative financial instrument.

    Other minor changes:

      Development costs that meet certain criteria are capitalized as intangible assets and measured at cost including indirect production costs less accumulated amortization. Previously, development costs (except for computer software) were expensed in the Statements of Income as incurred.
      Indirect production costs associated with computer software purchased or developed for internal use are now capitalized. Previously, only direct costs were capitalized.
      Interest expenses in connection with production of property, plant and equipment and intangible assets are now capitalized. Previously, such interest expenses were expensed as incurred.
      Indirect production costs are now included in the cost of contract work in process. Previously, only direct production costs were included. Because contract work in process is measured as the selling price of the work performed, the change has no impact on net income and shareowners’ equity.
      Marketable securities (current assets) are now measured at fair value. Previously, only listed securities were measured at fair value, whereas other securities were measured at the lower of cost and estimated fair value.
      On initial recognition, financial debts are now measured at cost and subsequently at amortized cost. Previously, differences between proceeds received and the redemption value were amortized on a straight-line basis over the term of the loan.

    Impact on the Consolidated Financial Statements:

	Previous accounting policies			Restatement due to change of accounting policies			Changed accounting policies
	2000 DKKm	2001 DKKm	2002 DKKm	2000 DKKm	2001 DKKm	2002 DKKm	2000 DKKm	2001 DKKm	2002 DKKm

Total operating income [1]	12,954	963	8,213	(18)	1	(4,183)	12,936	964	4,030
Net financials [1]	(612)	(742)	(1,286)	142	782	3,391	(470)	40	2,105
Income before income taxes	12,342	221	6,927	124	783	(792)	12,466	1,004	6,135
Total income taxes	(3,240)	(1,366)	(1,620)	28	(59)	(66)	(3,212)	(1,425)	(1,686)
Minority interests’ share of net income	(15)	407	98	0	0	(5)	(15)	407	93
Net income (loss)	9,087	(738)	5,405	152	724	(863)	9,239	(14)	4,542

Total assets	75,105	92,236	90,009	690	1,457	588	75,795	93,693	90,597
Deferred tax, net	3,814	2,672	3,098	55	106	172	3,869	2,778	3,270
Total liabilities [2]	42,469	62,678	57,659	(2,220)	(2,259)	(2,368)	40,249	60,419	55,291
Shareowners’ equity	32,636	29,558	32,350	2,910	3,716	2,956	35,546	33,274	35,306

    1 Adjustment due to change of accounting policies mainly relating to fair value adjustment of minority passive investments.

    2 Adjustment due to change of accounting policies mainly relating to dividends.

    The accumulated effect of the changed accounting policies at the beginning of the fiscal year is recognized directly in shareowners’ equity. Comparative figures and selected financial and operating data for previous years have been restated in accordance with the changed accounting policies.

    Except for the changes mentioned above, accounting policies are unchanged from last year.

    In addition to the changed accounting policies, certain minor changes have been made in the presentation of the Financial Statements as a consequence of the new Danish Financial Statements Act.

    In addition, certain reclassifications have been made between accounting items and in the notes. These reclassifications have no effect on net income or shareowners’ equity.

    The Consolidated Financial Statements are expressed in Danish kroner (DKK). The amounts pertaining to the most recent financial year and certain other amounts are also expressed in US dollars (USD), the USD amounts being presented solely for convenience and translated from DKK as a matter of arithmetical computation only, at a rate on December 31, 2002 of USD 1 = DKK 7.0822. The USD amounts should not be construed as representations that the DKK amounts have been, could be or could in the future be converted into USD at this or any other rate.

    Consolidation policies

    The Consolidated Financial Statements include the Financial Statements of the Parent Company and subsidiaries in which TDC A/S has a direct or indirect dominant influence. Furthermore, enterprises jointly owned and operated together with third parties and in which the parties have joint dominant influence are proportionally consolidated in the Consolidated Financial Statements. Other associated enterprises in which the Group has a significant influence are stated under the equity method.

    The Consolidated Financial Statements have been prepared on the basis of the Financial Statements of TDC A/S and consolidated enterprises (together referred to as the “Group”), which are drawn up in accordance with Group accounting policies combining items of a uniform nature. Proportionally consolidated enterprises are consolidated based on the Group’s ownership share.

    On consolidation, intra-group income and expenses, shareholdings, dividends, internal balances and realized and unrealized profits and losses in transactions between the consolidated enterprises have been eliminated.

    On acquisition of subsidiaries and associated enterprises as well as increases in the ownership shares herein, the purchase method is applied, and assets and liabilities acquired are measured at fair values on the date of acquisition. Provision is made for commitments concerning restructuring in acquired enterprises that have been decided and announced to the parties involved at the time of acquisition. The tax effect of the revaluation made and any provisions for restructuring costs is provided for.

    Any remaining positive differences between cost and fair value of the assets and liabilities acquired, including provision for restructuring costs, are recognized in the Balance Sheets under intangible assets as goodwill and amortized on a straight-line basis over the estimated useful life not exceeding twenty years. Goodwill of less than DKK 50,000 is expensed in the year of acquisition.

    Newly acquired enterprises are included in the Consolidated Financial Statements from the time of acquisition, while enterprises disposed of are included up to the time of disposal.

    Comparative figures are not changed as a consequence of the acquisition or disposal of enterprises. The effect of such acquisitions and disposals on the Statements of Income is disclosed in the notes.

    Minority interests

    Items of subsidiaries are fully recognized in the Consolidated Financial Statements. The share of results and shareowners’ equity in subsidiaries that is attributable to minority interests is recognized in separate items in the Statements of Income and Balance Sheets.

    Foreign currency translation

    Transactions in foreign currencies are translated at the transaction-date rates of exchange. Foreign exchange gains and losses arising from differences between the transaction-date rates and the rates at the date of payment are recognized as net financials in the Statements of Income.

    Cash, marketable securities, loans and other amounts receivable or payable in foreign currencies are translated into Danish kroner at the official rates of exchange quoted at the balance sheet date. Translation adjustments are recognized as net financials in the Statements of Income.

    The balance sheets and group goodwill of consolidated foreign enterprises are translated into Danish kroner at the official rates of exchange quoted at the balance sheet date, whereas the statements of income of the enterprises are translated into Danish kroner at the average rates of exchange during the year.

    Translation adjustments arising from the translation into Danish kroner of shareowners’ equity at the beginning of the year at the official rates of exchange quoted at the balance sheet date are recognized directly in shareowners’ equity. This also applies to adjustments arising from the translation of the statements of income from the average rates of exchange during the year to the official rates of exchange quoted at the balance sheet date.

    Translation adjustments of receivables from foreign consolidated enterprises that are considered to be part of the overall investment in the enterprise are recognized directly in shareowners’ equity.

    Translation adjustments of loans used to hedge net investments in foreign subsidiaries and associated enterprises are recognized directly in shareowners’ equity net of tax.

    Derivative financial instruments

    On initial recognition, derivative financial instruments are recognized in the Balance Sheets at cost and subsequently remeasured at their fair values under other accounts receivable or other accounts payable.

    Changes in the fair values of derivative financial instruments that qualify as fair value hedges of a recognized asset or liability are recognized in the Statements of Income together with any changes arising in the value of the hedged asset or the hedged liability.

    Changes in the fair values of derivative financial instruments that qualify as hedges of future cash flows are recognized directly in shareowners' equity until the hedged item is realized.

    Translation adjustments of derivative financial instruments that qualify as net investment hedges in independent foreign subsidiaries or associated enterprises are recognized directly in shareowners' equity net of tax. Other changes in the fair value of derivative financial instruments are recognized in the Statements of Income.

    Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognized immediately in the Statements of Income.

    Share options

    The Group uses treasury shares to hedge its commitments under the share option scheme for the Board of Directors, the Executive Committee and other management employees. Provision is made on a current basis to cover the uncovered part of these commitments.

    Commitments under the share option scheme are calculated as the difference between the market price of the Parent Company’s shares on the balance sheet date and the exercise price of the options. If hedged, the commitments are calculated as the difference between the purchase price for the Group’s treasury shares and the exercise price of the options.

    Income recognition

    Net revenues consist of goods and services provided during the year after deduction of VAT and rebates relating directly to sales. The percentage of completion method is used to determine revenues from contract work in process.

    Work performed for own purposes and capitalized is recognized as income at an amount corresponding to the costs incurred. These costs are expensed.

    Research

    Research costs are expensed as incurred. Contributions received from third parties in connection with research projects are recognized as income concurrently with the incurrence of related expenses.

    Intangible assets

    Goodwill is recognized at cost less accumulated amortization and write-downs. Goodwill is amortized on a straight-line basis over the estimated useful life, determined on the basis of Management’s experience within the individual business lines, however, not exceeding twenty years.

    Rights, patents, licenses and other intellectual property are measured at cost less accumulated amortization and write-downs and amortized on a straight-line basis over their estimated useful lives not exceeding twenty years, commencing on the date of the assets’ entry into service.

    Development projects, including costs of computer software purchased or developed for internal use , are recognized as intangible assets if the costs can be calculated reliably and if they are expected to generate future economic benefits. Development projects are amortized after completion of the development work over a period of three to five years.

    Costs of development projects include salaries, amortization and other costs that are directly or indirectly attributable to the development activities as well as interest expenses in the production period. Development projects that do not meet the criteria for inclusion in the Balance Sheets are expensed as incurred in the Statements of Income.

    Acquisitions of individual items of intangible assets amounting to less than DKK 50,000 are expensed in the year of acquisition. Groups of minor assets acquired for collective use are capitalized and amortized over the estimated useful lives, not exceeding five years.

    Intangible assets are written down to the lower of recoverable amount and carrying value.

    Property, plant and equipment

    Property, plant and equipment, including improvements, are measured at cost, less accumulated depreciation and write-downs.

    Cost covers purchase price and costs directly attributable to the acquisition until the date on which the asset is ready for use. The cost of self-constructed assets includes direct and indirect payroll costs, materials, parts purchased and services rendered by sub-suppliers or contractors, indirect production costs as well as interest expenses in the construction period.

    Depreciation is provided on a straight-line basis over the estimated useful lives of the assets commencing on the date of the assets’ entry into service. The main depreciation periods are as follows:

    Land and buildings:
    - Buildings, etc                                                                                  20 years
    Telecommunications installations:
    - Cable installations                                                                          10-15 years
    - Telephone exchange installations, etc                                              8-10 years.

    Other installations:
    - Equipment on customers’ premises                                              3-5 years
    - Fixtures and fittings, motor vehicles, etc                                         3-8 years

    Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease, with a maximum of five years, and useful life.

    During 2002, the estimated useful lives for certain types of telephone exchange installations have been changed from 10 years to 8 years and for motor vehicles from 5 years to 8 years. These changes have increased depreciation for 2002 by DKK 151m.

    Fixed assets that have been disposed of or scrapped are eliminated from accumulated cost and accumulated depreciation. Gains and losses arising from sale of property, plant and equipment are measured as the difference between the sales price less selling expenses and the carrying value at the time of sale. The resulting gain or loss is recognized in the Statements of Income under other operating income or other external charges.

    Software which is an integral part of for example telephone exchange installations is capitalized and depreciated together with the related assets.

    Installation materials are measured at the lower of weighted average cost and recoverable amount.

    Other individual items of fixed assets with a cost of less than DKK 50,000 together with maintenance and repair expenses are charged directly to the Statements of Income. Groups of minor assets acquired for subleasing purposes or collective use are capitalized and depreciated over the estimated useful life of the individual asset, not exceeding five years.

    Leased property, plant and equipment which qualify as capital leases are recorded as assets acquired.

    Property, plant and equipment are recorded at the lower of recoverable amount or carrying value.

    Investments and other assets

    Investments associated enterprises are recognized under the equity method.

    A proportional share of the enterprises’ income before income taxes less amortization of goodwill is recognized under net financials in the Statements of Income. Intra-group profits and losses are eliminated. The share of the enterprises’ tax charge is expensed under income taxes.

    Investments in associated enterprises are recognized in the Balance Sheets at the proportional share of the enterprises’ equity value calculated in accordance with Group accounting policies adjusted for unrealized Group internal profits or losses and with addition of residual goodwill value.

    Associated companies with negative equity value are measured at DKK 0, and any receivables from these companies are written down by the Company's share of the negative equity value. If the Company has a legal or constructive obligation to cover the enterprise’s negative balance, a provision for that obligation is recognized.

    Minority passive investments and other financial assets are measured at fair values if the assets are intended to be disposed of before maturity. If the assets are held until maturity, they are measured at the lower of amortized cost and recoverable amount. All fair value adjustments (except principal repayments) are recognized in the Statements of Income.

    Inventories

    Inventories are measured at the lower of weighted average cost and net realizable value. The cost of merchandise covers purchase price and delivery costs.

    Accounts receivable

    Accounts receivable are measured at amortized cost. Write-downs for anticipated uncollectibles are based on individual assessments of major debtors and historically experienced write-down for anticipated losses on other accounts receivable.

    Contract work in process

    Contract work in process is measured at the selling price of the work performed. The selling price is measured at cost of own labor, materials, etc., the share of indirect production costs and the addition of a share of the profit based on the stage of completion. The stage of completion is measured by comparing costs incurred to date with estimated total costs for each contract.

    Write-downs are made for anticipated losses on work in process based on assessments of estimated losses on the individual projects through to completion.

    Payments on account are offset against the value of the individual project to the extent that such billing does not exceed the amount capitalized. Received payment on account exceeding the amount capitalized is included under prepayments from customers.

    Marketable securities

    Marketable securities recognized under current assets are measured at fair value at the balance sheet date. All fair value adjustments (except principal repayments) are recognized in the Statements of Income.

    Bonds which have been provided as security for loans raised under repurchase agreements are included in the Balance Sheets as marketable securities.

    Treasury shares

    The cost of treasury shares is deducted from shareowners’ equity under retained earnings on the date of acquisition. Payments received in connection with the disposal of treasury shares are similarly recognized directly in shareowners’ equity.

    Cash and Cash Equivalents

    Cash and cash equivalents consist of cash.

    Dividends

    Dividends expected to be distributed for the year are recorded in a separate item under shareowners’ equity. Dividends are recognized as a liability at the time of adoption by the Annual General Meeting.

    Pensions

    Pension costs for former civil servants and current members of the Group’s pension funds, which all operate defined benefit plans, are calculated on the basis of the development in the actuarially determined pension obligations and on the basis of the yield on the pension funds’ assets in accordance with US GAAP (Statements of Financial Accounting Standards No. 87 and No. 88). The difference between the market value of the pension funds’ assets and the actuarially determined pension obligations is included in the Balance Sheets under prepaid expenses or pension provisions, etc.

    In accordance with US GAAP, pension costs related to former civil servants are amortized and recognized as expense over the average expected remaining service lives of the employees concerned.

    Pension costs relating to the pension funds, pension contributions under collective and individual labor agreements and amortization of pension costs for former civil servants are expensed in the Statements of Income.

    Current and deferred corporate income taxes

    The tax for the year consisting of the current tax and changes in deferred tax is recognized in the Statements of Income with the proportional share attributable to the results for the year, and is recognized in shareowners’ equity with the proportional share attributable to the items recognized directly in shareowners’ equity.

    Current tax liabilities and current tax receivable are recognized in the Balance Sheets as estimated tax payable or tax receivable.

    Deferred tax is measured under the balance-sheet liability method comprising all temporary differences between net carrying value and net tax value of assets and liabilities at the balance sheet date except for temporary differences arising from goodwill where amortization for tax purposes is disallowed. In cases where alternative methods may be used for computation of the tax value deferred tax is recognized on the basis of the company's intentions regarding use of the asset or settlement of the liability, respectively. Tax computed on expected dividends from subsidiaries and associated enterprises is also recognized as deferred tax. Provision for deferred tax comprises the reversal of tax benefit arising from loss(es) in foreign enterprises considered payable upon withdrawal from joint Danish taxation.

    Deferred tax assets including the tax value of tax loss carry-forwards are recognized at the value at which they are expected to be realized, either by elimination in tax on future earnings or by setoff against deferred tax liabilities within the same legal tax entity.

    Adjustment of deferred tax is made concerning elimination of unrealized intra-group profits and losses.

    Deferred tax is measured on the basis of the tax rules and tax rates in the respective countries that will be effective under the legislation at the balance sheet date when the deferred tax is expected to be realized as current tax.

    Total current tax is allocated to the Danish companies participating in joint taxation in proportion to their respective taxable incomes.

    Other provisions

    Other provisions are recognized when - as a consequence of an event occurring before or on the balance sheet date - the Group has a legal or constructive obligation and it is probable that economic benefits must be sacrificed to settle the obligation.

    Provisions for restructuring etc. are recognized when a final decision thereon has been made before or on the balance sheet date and has been announced to the parties involved, provided that the amount can be measured reliably. Provisions for restructuring are based on a defined plan, which means that the restructuring is commenced immediately after the decision has been made.

    Financial debts

    Interest-bearing loans are recognized initially at the proceeds received net of transaction expenses incurred. In subsequent periods, loans are measured at amortized cost so that the difference between the proceeds and the nominal value is recognized in the Statements of Income over the term of the loan.

    Other financial debts are measured at amortized cost.

    Statements of Cash Flow

    The Statements of Cash Flow shows the Group’s cash flows and cash and cash equivalents at the beginning and end of the year.

    Cash flows from operating activities are presented indirectly and are based on net income for the year adjusted for non-cash operating items, changes in working capital, interest received and paid as well as income taxes paid.

    Cash flows from investing activities comprise the purchase and sale of intangible assets, property, plant and equipment as well as investments and other assets. Cash flows from acquired enterprises are recognized from the time of acquisition, while cash flows from enterprises disposed of are recognized up to the time of disposal.

    Cash flows from financing activities comprise changes in long-term debt, bank loans, purchase of treasury shares and dividends to shareowners.

    Segment reporting

    Segment information is presented in respect of business segments and geographical markets. The segment information is based on the Group’s accounting policies, risks, exposures and internal financial reporting system.

    Fixed assets in the segments cover fixed assets used directly in the operating activities of the segments, including intangible assets as well as property, plant and equipment.

    Transactions between Group segments are carried out on an arm's length basis.

    Segment liabilities cover liabilities that result from the operating activities of the segments, including pension provisions, other provisions, prepayments from customers, trade accounts payable, other accounts payable and deferred income.

    United States Generally Accepted Accounting Principles (US GAAP)

    As a consequence of the registration of American Depository Shares (ADSs) with the United States Securities and Exchange Commission, the Company has prepared a summary of the effect on net income and shareowners’ equity as if the Financial Statements had been prepared in accordance with generally accepted accounting principles in the United States (see note 30).

    Moreover, the main items of the Statements of Income, the Balance Sheets and Statements of Cash Flow are presented as if all the associated enterprises had been accounted for under the equity method and in accordance with Danish GAAP.

    Note 2 -- Segment reporting, activities DKKm

	TDC Tele Danmark Group			TDC Mobile International Group			TDC Internet Group

	2000	2001	2002	2000	2001	2002	2000	2001	2002
Net revenues	20,551	19,452	18,795	16,619	17,580	16,259	601	1,029	1,743
Total operating expenses	(17,898)	(16,970)	(17,209)	(16,250)	(17,146)	(14,967)	(1,033)	(1,614)	(2,239)
Total operating income before one-time items	4,089	4,323	3,248	675	798	1,686	(403)	(530)	(422)
Total operating income	5,838	4,721	2,896	2,058	(1,963)	2,036	(403)	(530)	(1,107)
Intangible assets and pro-perty, plant and equipment	-	15,139	15,084	-	10,103	9,483	-	1,410	1,213
Liabilities	-	(11,037)	(12,477)	-	(11,552)	(6,576)	-	(1,707)	(2,651)
hereof segment liabilities [1]	-	(5,256)	(5,020)	-	(4,179)	(3,275)	-	(915)	(1,079)
Capital expenditures excl. share acquisitions	3,702	3,629	3,072	4,110	3,529	1,645	156	631	762

	TDC Cable TV Group			TDC Directories Group			TDC Switzerland Group

	2000	2001	2002	2000	2001	2002	2000	2001	2002
Net revenues	1,093	1,191	1,338	1,355	1,502	1,529	NM	7,776	8,932
Total operating expenses	(1,442)	(1,488)	(1,536)	(881)	(1,107)	(1,210)	NM	(10,063)	(10,257)
Total operating income before one-time items	(331)	(280)	(184)	488	413	331	NM	(2,287)	(1,224)
Total operating income	(430)	(280)	(184)	488	413	331	NM	(2,595)	(1,224)
Intangible assets and pro-perty, plant and equipment	-	1,032	1,138	-	989	1,034	-	25,383	24,972
Liabilities	-	(656)	(819)	-	(915)	(1,084)	-	(11,075)	(10,893)
hereof segment liabilities [1]	-	(551)	(702)	-	(256)	(239)	-	(3,988)	(3,761)
Capital expenditures excl. share acquisitions	148	252	248	23	22	29	NM	1,709	1,557

	Other [2]			TDC Group

	2000	2001	2002	2000	2001	2002
Net revenues	4,333	2,864	2,559	44,552	51,394	51,155
Total operating expenses	(2,957)	(4,791)	(2,521)	(40,461)	(53,179)	(49,939)
Total operating income before one-time items	8,418	(1,473)	595	NM	NM	NM
Total operating income	5,385	1,198	1,282	12,936	964	4,030
Intangible assets and pro-perty, plant and equipment	-	9,653	7,925	-	63,709	60,849
Liabilities	-	(23,477)	(20,791)	-	(60,419)	(55,291)
hereof segment liabilities [1]	-	-	-	-	-	-
Capital expenditures excl. share acquisitions	1,634	1,417	386	9,773	11,189	7,699

    1 See definition under Significant Accounting Policies.
    2 Incl. TDC A/S, TDC Services, Belgacom, eliminations and reclassifications of one-time items. Belgacom is included with Net revenues of DKK 6,424m (2001: DKK 6,610m) and Total operating income of DKK 780m (2001: DKK 1,086m).

    TDC Mobile International Group, segmentation DKKm

	Domestic operations		European network operators		Service providers (Talkline)		Total

	2001	2002	2001	2002	2001	2002	2001	2002
Net revenues	4,808	5,152	3,425	3,474	9,347	7,633	17,580	16,259
Total operating expenses	(4,116)	(4,453)	(3,357)	(3,130)	(9,673)	(7,384)	(17,146)	(14,967)
Total operating income before one-time items	807	884	233	440	(242)	362	798	1,686
Total operating income	640	884	233	440	(2,836)	712	(1,963)	2,036
Intangible assets and property, plant and equipment	4,006	6,596	5,326	2,198	771	689	10,103	9,483
Liabilities	(3,511)	(8)	(3,972)	(3,317)	(4,069)	(3,251)	(11,552)	(6,576)
hereof segment liabilities [1]	(1,216)	(1,080)	(845)	(758)	(2,118)	(1,437)	(4,179)	(3,275)
Capital expenditures excl. share acquisitions	1,933	704	1,282	881	314	60	3,529	1,645
    1 See definition under Significant Accounting Policies.

    Note 3 -- Segment reporting, geographical segments DKKm

	Domestic activities		Switzerland		Other international activities		TDC Group

	2001	2002	2001	2002	2001	2002	2001	2002
Net revenues	22,753	22,768	7,776	8,932	20,865	19,455	51,394	51,155
Total operating expenses	(19,044)	(19,626)	(10,371)	(10,257)	(23,764)	(20,056)	(53,179)	(49,939)
Total operating income	5,861	4,836	(2,595)	(1,224)	(2,302)	418	964	4,030
Intangible assets and property, plant and equipment	21,621	21,575	25,383	24,972	16,705	14,302	63,709	60,849
Liabilities	(35,248)	(32,031)	(11,075)	(10,893)	(14,096)	(12,367)	(60,419)	(55,291)
hereof segment liabilities [1]	(14,744)	(15,312)	(3,988)	(3,761)	(7,373)	(7,041)	-	-
Capital expenditures excl. share acquisitions	6,294	4,303	1,709	1,557	3,186	1,839	11,189	7,699
    1 See definition under Significant Accounting Policies.

    Note 4 -- Wages, Salaries and Pension Costs

    Wages, salaries and pension costs are specified as follows:

	2000 DKKm	2001 DKKm	2002 DKKm	2002 USDm

Wages and salaries	(7,531)	(8,805)	(9,835)	(1,389)
Pensions	(225)	(170)	(409)	(58)
Social security	(181)	(337)	(391)	(55)
Total	(7,937)	(9,312)	(10,635)	(1,502)

Remuneration for the Executive Committee 1)	(14)	(17)	(12)	(2)
Remuneration for the Board of Directors	(1)	(2)	(2)	0

    1 Wages and salaries do not include remuneration for James N. Wilson as this is comprised in the fees for employees stationed in Denmark by SBC Communications Inc.

    The average number of full-time employees is specified as follows 1 :

	Number of employees
	2000	2001	2002

Total excl. of proportionally consolidated enterprises [2]	19,174	22,167	22,497
Proportionally consolidated enterprises (TDC’s share)	5,135	4,844	4,276
Total excl. of proportionally consolidated enterprises	24,309	27,011	26,773
Average number of full-time employees in proportionally consolidated enterprises, total	28,643	28,933	24,941

    1 Employees in acquired enterprises are included as the average number of full-time employee equivalents from the time of acquisition until December 31. Employees in enterprises disposed of are included as the average number of full-time employee equivalents from January 1 to the time of disposal.

    2 The number denotes the average number of fulltime equivalents including permanent employees, trainees and temporary employees. The definition has been changed slightly compared with 2001.

    Share option program

    In 1998, TDC introduced a revolving share option program comprising TDC's Danish operations and managers stationed in foreign enterprises. After the Earnings Release for the year has been published, share options are granted to participants in accordance with contracts of employment. The number of options is based on an agreed percentage of the employee's basic salary and a calculated price per option (number of options = basic salary times option percentage divided by price per option). The option percentage varies for the different employees within a range of 20-30%. In addition share options are granted on an individual basis in special cases. The option price is calculated at the time of granting using the Black-Scholes formula. The share option exercise price is determined as TDC’s share price on the Copenhagen Stock Exchange on the day of granting.

    One third of the options granted for a given year may be exercised one year after the granting, another third one year later, and the last third one year after that. Options may be exercised only during four-week periods following the publication of the Earnings Releases. Share options that are not exercised within ten years of granting are cancelled.

    Share options are granted to the Danish members of the Executive Committee according to the above mentioned principles.

    The Chairman of the Board receives 2,500 share options a year, and other Danish members of the Board receive 500 share options annually.

    Bonus program

    The around 300 top managers participating in the share option program also participate in the Top Managers’ Compensation Program Bonus Scheme, and around 1,870 managers and specialists participate in bonus scheme called the Managers’ Compensation Program.

    The bonus program is based on specific, individual annual targets including personal, financial and operational targets. These targets depend on the organizational position of the employee within the Company and are weighted in accordance with specific rules. Naturally, all targets must support improved profitability and business development at TDC.

    Bonus payments are calculated as the individual employee's basic salary times the bonus percentage times the degree of target fulfilment. The bonus percentage achieved when targets are met is called the on-target bonus percentage. For the Top Managers' Compensation Program, this percentage is fixed in the contract of employment with the individual employee and varies within a range of 10-25%. The on-target bonus percentage is somewhat lower for the Managers' Compensation Program. In 2002, the bonus could as a main rule be maximum 200% of the on-target bonus. The bonus program for the Danish members of the Executive Committee is merely based on financial targets.

    Share options:

	Board of Directors (Number)	Executive Committee (Number)	Other manage-ment employees (Number)	Total (Number)	Average exercise price per option in DKK	[1] Average market value per option in DKK	[1] Total market value in DKKm
Outstanding at January 1, 2001	4,500	225,083	446,675	676,258	455	103	69.4
Share options issued March 2001	0	35,462	497,363	532,825	263	78	41.7
Share options issued April 2001	5,500	0	0	5,500	309	97	0.5
Share options issued August 2001	0	13,109	0	13,109	290	85	1.1
Exercised in 2001	0	0	0	0	-	-	-
Canceled in 2001	0	0	(46,115)	(46,115)	389	97	(4.5)
Value adjustment	-	-	-	-	-	-	4.9
Outstanding at December 31, 2001	10,000	273,654	897,923	1,181,577	369	96	113.1

Change of Executive Committee	-	(95,113)	95,113	-	-	-	-
Share options issued March 2002	0	9,457	504,968	514,425	282	80	41.2
Share options issued April 2002	5,500	0	0	5,500	250	75	0.4
Share options issued September 2002	0	21,355	0	21,355	200	54	1.2
Share options issued December 2002	0	0	36,000	36,000	174	39	1.4
Exercised in 2002	0	0	0	0	-	-	-
Canceled in 2002	0	0	(106,282)	(106,282)	350	96	(10.2)
Value adjustment	-	-	-	-	-	-	(107.2)
Outstanding at December 31, 2002	15,500	209,353	1,427,722	1,652,575	336	24	39.9

    1 Calculations of market values at issuance and at year-end have been based on the Black-Scholes option pricing model. The following assumptions have been used for the calculation at year-end 2002: a dividend per share of DKK 11.50, a volatility of 42%, a risk-free interest rate of 3.9% - 4.5% and remaining option lives of 6-10 years.

    Number of share options:
    ]>

	At January 1, 2002	Issued during the year	Exercised during the year	Cancelled during the year	At December 31, 2002	[1] Market value in DKKm
Present Board of Directors [2]
Knud Heinesen	4,000	2,500	0	0	6,500	0.16
Leif Hartmann, Niels Thomas Heering, Steen Jacobsen, Bo Stenør Larsen, Bo Magnussen and Erik Sprunk-Jansen	1,000 each	500 each	0 each	0 each	1,500 each	0.03 each

Executive Committee
Henning Dyremose	123,490	21,355	0	0	144,845	3.16
Hans Munk Nielsen	55,051	9,457	0	0	64,508	1.39
James N. Wilson	0	0	0	0	0	-

    1 Calculations of market values at issuance and at year-end have been based on the Black-Scholes option pricing model. The following assumptions have been used for the calculation in 2002: a dividend per share of DKK 11.50, a volatility of 42%, a risk-free interest rate of 3.9% - 4.5% and remaining option lives of 6-10 years.

    2 The other members of the Board of Directors hold no share options in TDC A/S.

    The exercise price of outstanding options are specified as follows:

	2001 numbers	2002 numbers

Exercise price in the interval 150-200 DKK	0	36,000
Exercise price in the interval 200-300 DKK	532,817	1,016,327
Exercise price in the interval 300-400 DKK	333,327	309,853
Exercise price in the interval 400-500 DKK	126,565	113,228
Exercise price in the interval 500-600 DKK	9,830	9,830
Exercise price in the interval 600-700 DKK	179,038	167,337
Total	1,181,577	1,652,575

    Number of shares in TDC A/S:

	2001	2002
Present Board of Directors [1]
Knud Heinesen	220	220
Steen Jacobsen and Bo Stenør LarsenLeif Hartmann,	153 each	155 each
Niels Thomas Heering	348	348
Bo Magnussen	3	5
Total	1,030	1,038

Executive Committee
Henning Dyremose	31,578	31,580
Hans Munk Nielsen	153	155
James N. Wilson	0	0
Total	31,731	31,735

    1 The other members of the Board of Directors hold no shares in TDC A/S.

    Note 5 -- Fair value adjustments

	2000 DKKm	2001 DKKm	2002 DKKm	2002 USDm

Fair value adjustments of minority passive investments	197	581	3,119	440
Other fair value adjustments	(53)	42	138	20
Fair value adjustments before tax	144	623	3,257	460
Income taxes related to fair value adjustments	16	(23)	(25)	(3)
	160	600	3,232	457

    Note 6 -- Interest and other Financial Income

	2000 DKKm	2001 DKKm	2002 DKKm	2002 USDm

Interest income	1,524	1,804	2,448	346
Currency translation adjustments, net	0	76	0	0
Total	1,524	1,880	2,448	346

    Note 7 -- Interest and other Financial Expenses

	2000 DKKm	2001 DKKm	2002 DKKm	2002 USDm

Interest expenses	(2,103)	(3,235)	(3,485)	(492)
Currency translation adjustments, net	(49)	0	(77)	(11)
Total	(2,152)	(3,235)	(3,562)	(503)

    Note 8 -- Current and Deferred Corporate Income Tax

	Charged to the State-ments of Income	Corporate income tax payable (tax re-ceivable)	Deferred tax provision (tax asset)

At January 1, 2002, net	-	27	2,672
Adjustment relating to changes in accounting policies	-	-	106
Currency translation adjustments, net	-	0	(13)
Additions and disposals relating to acquisition and sale of enterprises	-	0	5
Income taxes	(1,681)	1,190	491
Adjustment of tax for previous years	21	(30)	9
Tax related to changes in shareowners’ equity	-	(155)	0
Tax on income in subsidiaries and associated enterprises	(26)	-	-
Tax refund relating to prior years	-	253	-
Tax paid on account relating to 2002	-	(1,341)	-

Total DKKm	(1,686)	(56)	3,270

which can be specified as follows:

Tax payable/deferred tax provision	-	196	4,908
Tax receivable/deferred tax asset	-	(252)	(1,638)
Total DKKm	-	(56)	3,270

Total USDm	(238)	(8)	462

    Reconciliation of statutory corporate income tax rate:

	(In percent)
	2000	2001	2002

Danish statutory corporate tax rate	32.0	30.0	30.0
Book amortization of goodwill disallowed for tax purposes	3.4	14.5	10.4
Other non-taxable income and non-tax deductible expenses	0.7	(0.8)	0.3
Tax value of non-capitalized tax losses	6.1	8.5	3.3
Change of corporate tax rate to 30% at January 1, 2001	(4.6)	-	-
Tax rate, foreign subsidiaries	3.4	9.9	4.1
Other	0.6	0.8	(0.8)
Effective tax rate excluding one-time items and fair value adjustments	41.6	62.9	47.3

One-time items and fair value adjustments	(15.8)	79.0	(19.8)
Effective tax rate including one-time items and fair value adjustments	25.8	141.9	27.5

    The deferred tax liability, net, at December 31, consists of the following:

	2001	2002
	Total	Tax Assets	Tax liabilities	Total

Allowances for uncollectibles	(3)	(174)	0	(174)
Provisions for redundancy payments	(346)	(89)	0	(89)
Current	(349)	(263)	0	(263)

Intangible assets	79	(171)	212	41
Property, plant and equipment	2,626	(490)	3,065	2,575
Investments and other assets	7	0	0	0
Prepaid expenses	2,021	0	2,147	2,147
Tax-loss carry-forwards	(1,121)	(1,162)	0	(1,162)
Pension provisions	(544)	(380)	0	(380)
Other	59	(73)	385	312
Non-current	3,127	(2,276)	5,809	3,533

Total deferred tax DKKm	2,778	(2,539)	5,809	3,270

Total deferred tax USDm	330	(359)	820	461

    The Group’s capitalized tax loss carry-forwards are expected to be utilized before the end of 2010.

    Furthermore, the Group has tax losses to carry forward against future taxable income that have not been capitalized in these Financial Statements due to uncertainty of their recoverability. At December 31, 2002, these tax losses amounted to a tax value of DKK 521m (USD 74m), compared with DKK 453m at December 31, 2001.

    Most of the Danish Group companies and some foreign subsidiaries participate in joint taxation. The total tax payable is allocated to the Danish companies participating in joint taxation in proportion to their respective taxable incomes.

    The income tax effect related to the restructuring of Talkline in 2001 was based on an estimate. The final effect is subject to a decision by the Danish tax authorities.

    Together with the other Group companies participating in joint taxation, TDC A/S assumes joint and several liability for the tax liability at any given time.

    Note 9 -- Intangible Assets

	Goodwill		Rights, etc.	DKKm Total

Accumulated cost at January 1, 2002	26,863		9,125	35,988
Adjustment relating to changes in accounting policies	-		303	303
Reclassification in accordance with the new Danish Financial Statements act	-		(1,106)	(1,106)
Currency translation adjustment	342		(73)	269
Additions relating to the acquisition of enterprises	0		7	7
Additions during the year	798		1,202	2,000
Reductions relating to changed consolidation of investments	(72)		(344)	(416)
Assets disposed of or fully amortized during the year	(178)		(1,010)	(1,188)
Accumulated cost at December 31, 2002	27,753		8,104	35,857

Accumulated amortization and write-downs at January 1, 2002	(3,223)		(2,804)	(6,027)
Adjustment relating to changes in accounting policies	-	(110)	(110)	(110)
Reclassification in accordance with the new Danish Financial Statements act	0	349	349	349
Currency translation adjustment	(36)		(35)	(71)
Amortization for the year	(1,443)		(1,010)	(2,453)
Write-downs during the year	(837)		(82)	(919)
Reductions relating to changed consolidation of investments	29		79	108
Assets disposed of or fully amortized during the year	69		1,071	1,140
Accumulated amortization and write-downs at December 31, 2002	(5,441)		(2,542)	(7,983)

Carrying value at December 31, 2002 DKKm	22,312		5,562	27,874

Carrying value at December 31, 2002 USDm	3,150		786	3,936

Carrying value at December 31, 2001 DKKm	23,640		5,757	29,397

Carrying value of capitalized interest atDecember 31, 2002 DKKm	-		236	236

Carrying value of capitalized interest atDecember 31, 2001 DKKm	-		108	108

    The carrying value of UMTS licenses in countries where the UMTS network is not in operation amounts to DKK 1,761m (USD 249m) compared with DKK 1,699m in 2001.

    Interest capitalized during 2002 amounts to DKK 151m (USD 21m) compared with DKK 108m in 2001.

    Note 10 – Property, plant and equipment

	Land and buildings	Telecommunications installations	Other installations	Installation materials	Property, plant and equipment under construc-tion	DKKm Total

Accumulated cost at January 1, 2002	4,815	58,172	6,440	495	940	70,862
Adjustment relating to changes in accounting policies	-	317	-	-	-	317
Reclassification in accordance with the new Danish Financial Statements act	-	-	1,045	-	-	1,045
Currency translation adjustment	(12)	(53)	1	0	10	(54)
Transfer (to)/from other items	6	1,022	94	31	(1,153)	0
Additions relating to the acquisition of enterprises	0	32	14	0	0	46
Work performed for own purposes and capitalized	1	1,455	33	0	150	1,639
Acquisitions from third parties	158	2,202	1,000	2	1,471	4,833
Disposals relating to the divestment of enterprises	(56)	0	0	0	0	(56)
Reductions relating to changed consolidation of investments	(4)	(568)	(56)	0	(49)	(677)
Assets disposed of during the year	(945)	(3,929)	(1,143)	(56)	(6)	(6,079)
Accumulated cost at December 31, 2002	3,963	58,650	7,428	472	1,363	71,876

Accumulated depreciation and write-downs at January 1, 2002	(2,231)	(31,557)	(3,605)	(30)	(4)	(37,427)
Adjustment relating to changes in accounting policies	-	(136)	-	-	-	(136)
Reclassification in accordance with the new Danish Financial Statements act	-	-	(349)	-	-	(349)
Currency translation adjustment	1	36	3	0	0	40
Transfers to/(from) other items	(8)	4	44	(30)	(10)	0
Additions relating to the acquisition of enterprises	0	0	(5)	0	0	(5)
Disposals relating to the divestment of enterprises	12	0	0	0	0	12
Reductions relating to changed consolidation of investments	1	214	14	0	0	229
Assets disposed during the year	895	3,669	1,058	0	6	5,628
Depreciation for the year	(217)	(4,711)	(1,456)	0	(13)	(6,397)
Write-downs during the year	(1)	(303)	(136)	(38)	(18)	(496)
Accumulated depreciation and write-downs at December 31, 2002	(1,548)	(32,784)	(4,432)	(98)	(39)	(38,901)

Carrying value at December 31, 2002 DKKm	2,415	25,866	2,996	374	1,324	32,975
Carrying value at December 31, 2002 USDm	341	3,652	423	53	187	4,656
	Land and buildings	Telecommunications installations	Other installations	Installation materials	Property, plant and equipment under construc-tion	DKKm Total

Carrying value at December 31, 2001 DKKm	2,584	26,796	3,531	465	936	34,312

Carrying value of capital leases at December 31, 2002 DKKm	0	1,973	2	-	-	1,975
Carrying value of capital leases at December 31, 2002 USDm	0	279	0	-	-	279
Carrying value of capital leases at December 31, 2001 DKKm	23	2,398	6	-	-	2,427

Carrying value of capitalized interest at December 31, 2002 DKKm	0	152	0	-	59	211
Carrying value of capitalized interest at December 31, 2002 USDm	0	22	0	-	8	30
Carrying value of capitalized interest at December 31, 2001 DKKm	0	158	0	-	23	181

    Interest capitalized during 2002 amounts to DKK 36m (USD 5m), compared with DKK 47m in 2001.

    At January 1, 2002, the value of land and buildings assessed for Danish tax purposes amounted to DKK 3,027m (USD 427m), compared with DKK 2,826m at January 1, 2001.

    At December 31, 2002, the carrying value of land and buildings unassessed for Danish tax purposes amounted to DKK 967m (USD 137m), compared with DKK 1,314m at December 31, 2001.

    The TDC Group has recourse guarantee obligations of payment and performance in connection with lease contracts. Reference is made to note 27 Contingent liabilities.

    The carrying value of mortgaged assets amounted to DKK 929m (USD 131m) at December 31, 2002, compared with DKK 929m at December 31, 2001.

    Note 11 -- Investments and Other Assets

	Investments in associated enterprises	Minority passive investments	Other financial assets	DKKm Total

Accumulated cost at January 1, 2002	929	595	96	1,620
Reclassifications in accordance with the new Danish Financial Statements Act	0	52	9	61
Currency translation adjustment	1	(1)	(1)	(1)
Additions relating to changed consolidation of investments	306	164	142	612
Additions during the year	218	10	12	240
Disposals during the year	(37)	(577)	(31)	(645)
Accumulated cost at December 31, 2002	1,417	243	227	1,887

Accumulated write-ups and write-downs at January 1, 2002	145	299	0	444
Reclassifications in accordance with the new Danish Financial Statements Act	0	1,096	0	1,096
Currency translation adjustment	(21)	1	0	(20)
Additions relating to changed consolidation of investments	213	0	0	213
Write-ups and write-downs for the year:
- Income before income taxes (net)	(38)	-	-	(38)
- Income tax	(27)	-	-	(27)
- Dividends received	(372)	-	-	(372)
- Fair value adjustments	-	3,119	0	3,119
Disposals during the year	(15)	(4,502)	0	(4,517)
Accumulated write-up and write-down at December 31, 2002	(115)	13	0	(102)

Carrying value at December 31, 2002 DKKm	1,302	256	227	1,785

Carrying value at December 31, 2002 USDm	184	36	32	252

Carrying value at December 31, 2001 DKKm	1,074	2,042	105	3,221

    The carrying value of associated enterprises includes goodwill of DKK 231m (USD 33m) at December 31, 2002 compared with DKK 182m at December 31, 2001. Additions during the year amounted to DKK 93m (USD 13m). Amortization for the year aggregated DKK 56m (USD 8m).

    Note 12 -- Trade accounts receivable

	2001 DKKm	2002 DKKm	2002 USDm

Trade accounts receivable	13,255	12,493	1,764
Allowances for uncollectibles	(1,635)	(2,062)	(291)
Total	11,620	10,431	1,473

    Note 13 -- Contract work in process

	2001 DKKm	2002 DKKm	2002 USDm

Value of work performed for the account of third parties	289	331	47
Billing on account	(155)	(247)	(35)
Total	134	84	12

Profit included	45	50	7

Revenue for the year	1,248	1,039	147

    Note 14 -- Prepaid expenses

	2001 DKKm	2002 DKKm	2002 USDm

Pension asset relating to the three Danish pension funds (see note 25 for details)	6,110	6,599	932
Prepayment regarding former civil servants	518	444	63
Other prepaid expenses	505	477	67
Total	7,133	7,520	1,062

    Note 15 -- Treasury Shares

	2001 DKKm	2002 DKKm	2002 USDm

Carrying value at January 1	0	0	0
Additions	132	137	19
Disposals	0	0	0
The year’s net movement charged to shareowners’ equity	(132)	(137)	(19)
Carrying value at December 31	0	0	0

	Shares	Nominal value	% of share capital

Holding at January 1, 2001	793,347	3,966,735	0.37
Additions	430,000	2,150,000	0.20
Disposals	(17,288)	(86,440)	(0.01)
Holding at December 31, 2001	1,206,059	6,030,295	0.56

Holding at January 1, 2002	1,206,059	6,030,295	0.56
Additions	500,000	2,500,000	0.23
Disposals	(34,588)	(172,940)	(0.02)
Holding at December 31, 2002	1,671,471	8,357,355	0.77

    Purchase of the Group’s treasury shares is primarily used to hedge the Group’s commitments under the share option scheme for the Board of Directors, the Executive Committee and other management employees. Of this year’s addition, 34,492 shares have been donated to the employees.

    Note 16 -- Cash

	2001 DKKm	2002 DKKm	2002 USDm

Cash at bank and in hand	1,567	1,899	268
Short-term bank deposits	0	780	110
Total	1,567	2,679	378

    Note 17 -- Shareowners' Equity

    Shareowners' equity consists of common shares, capital in excess of par value, revaluation surplus for unrealized gains on marketable securities and retained earnings.

    Common shares

    Increases in common shares require the approval of shareowners in a general meeting. At December 31, 2002, TDC A/S's common shares account balance was DKK 1,082m (USD 153m), which were made up of 216,459,540 shares of a nominal value of DKK 5 each.

    The number of shares outstanding (including treasury shares) and issued during the years in the three-year period ended December 31, 2002 is as follows:

	2000	2001	2002
Number of shares outstanding, beginning of period	216,459,540	216,459,540	216,459,540
Issued	-	-	-
Number of shares outstanding, end of period	216,459,540	216,459,540	216,459,540

    Proposed dividends

    Under Danish law, shareowners authorize dividends based on the latest annual audited financial statements of the Company. The financial year of the Company is the calendar year and the annual general meeting at which the distribution of net income in respect of the preceding financial year is submitted for authorization must be held not later than the end of May in each year (and beginning in 2004, before the end of April). Under Danish law, interim dividends cannot be paid and shareowners cannot authorize a higher annual dividend than that recommended or agreed to by the Board of Directors.

    Dividends may only be declared from retained earnings. Common shares and capital in excess of par value may not be distributed as dividend.

    Gross dividends per share declared for 2000 and 2001 and proposed to the annual general meeting on April 9, 2003, for 2002 are as follows:

	2000 DKK	2001 DKK	2002 DKK	2002 USD

Gross dividends per share of nominal value 5 DKK	10.5	11.00	11.50	1.62

    There is no current restriction in TDC A/S's Articles of Association on the amount of the dividend that may be paid on the shares.

    On February 26, 2003, the Board of Directors recommended, for approval by the shareowners, a total 2002 dividend of DKK 2,470m (USD 349m).

    Capital in excess of par value

    The excess proceeds received from an issue of common shares (net of costs of issuance) over the nominal value of the shares issued must be credited to this account, which forms part of shareowners' equity. The capital in excess of par value may be reduced to cover a deficit or, in certain circumstances, for other special purposes. Dividends may not be paid from the capital in excess of par value.

    Retained Earnings

    Retained earnings include accumulated net income, net of declared dividends to shareowners in the Company from January 1, 1991.

    Note 18 -- Minority interests

	2001 DKKm	2002 DKKm	2002 USDm

Minority interests at January 1	204	681	96
Currency translation adjustment	(4)	2	0
Minority interests’ share of net result	(407)	(93)	(13)
Dividends to minority interests	(80)	0	0
Additions relating to the acquisitions of enterprises	184	(13)	(2)
Additions during the year	784	82	12
Disposals during the year	0	(109)	(15)
Minority interests at December 31	681	550	78

    Note 19 -- Provisions

	Pension provi-sions, etc.	Other provi-sions

Provisions at January 1, 2002	1,576	1,434
Currency translation adjustment, net	0	(3)
Provisions made during the year	930	154
Reductions relating to changed consolidation of investments	0	(21)
Change in present value	23	0
Provisions used during the year	(471)	(616)
Unused provisions reversed during the year	(42)	(327)
Provisions at December 31, 2002 DKKm	2,016	621

Provisions at December 31, 2002 USDm	285	87

    Pension provisions, etc. are mainly provisions for pension costs related to foreign pension funds and other similar payments relating to the reduction in the number of employees. Other provisions are related mainly to the reduction in the number of employees and restructuring costs.

    Note 20 -- Total Long-term Debt

	2001 DKKm	2002 DKKm	2002 USDm

Bonds and long-term bank loans	22,372	28,494	4,023
Other long-term debt	1,887	1,235	175
Total	24,259	29,729	4,198

Due within twelve months	(2,135)	(935)	(132)
Total long-term debt at December 31	22,124	28,794	4,066

    Long-term debt is due as follows:

	2001 DKKm	2002 DKKm	2002 USDm

1-2 years	1,734	3,576	505
2-5 years	15,845	14,184	2,003
After 5 years	4,545	11,034	1,558
Total	22,124	28,794	4,066

Fair value	24,833	31,188	4,404
Nominal value	24,446	29,844	4,214

    The effective interest rates, maturities and interest types are specified as follows:

Maturities	Interest type	Effective interest rate		Carrying Value
		2001	2002	December 31, 2001 (DKKm)	December 31, 2002 (DKKm)	December 31, 2002 (USDm)
< 1 year	Fixed	4.42	1.17	1,852	372	53
< 1 year	Floating	4.22	1.43	15	462	65
1 – 5 years	Fixed	4.44	5.93	13,687	12,323	1,740
1 – 5 years	Floating	2.45	3.07	2,549	4,250	600
> 5 years	Fixed	5.64	6.04	3,597	11,564	1,633
> 5 years	Floating	3.49	3.72	2,559	758	107
		4.31	5.38	24,259	29,729	4,198

    Note 21 -- Short-term Bank Loans

    Short-term bank loans (due within one year) are specified as follows:

	2001 DKKm	2002 DKKm	2002 USDm

Repayable in DKK	568	184	26
Repayable in foreign currencies	12,349	1,238	175

Total	12,917	1,422	201

Quarter-end average amount outstanding	12,857	7,709	1,089

    At December 31, 2002, the Group maintained various undrawn credit lines, aggregating DKK 14,017m (USD 1,979m) compared with DKK 7,158m at December 31, 2001. Of the undrawn credit lines, DKK 4,746m (USD 670m) expires beyond one year compared with DKK 2,725m at December 31, 2001.

    Note 22 -- Acquisition of Enterprises

	Date of entry in financial statements	Percentage of voting shares acquired
NESA Kabel TV A/S	01.01.02	100.0
Tele Danmark InterNordia AS	01.01.02	3.7
Tele Office AB	01.01.02	100.0
Pine Tree Systems A/S	01.02.02	17.6
TDC Hakemistot OY	27.03.02	100.0
CBAS Holding A/S	01.05.02	73.5
Esbjerg Telefonnøgle ApS	28.06.02	100.0
Tele Danmark InterNordia AS	30.06.02	41.8
KaiSai A/S	10.07.02	53.6
Hungarian Telephone and Cable Corp.	01.08.02	10.5
TDC Switzerland AG	01.11.02	1.0
TDC Internet Polska S.A.	30.11.02	49.0
e-Structure.net A/S	01.12.02	17.8
Enologic A/S	01.12.02	12.9
Dan Net MEA	22.12.02	28.0
Service Hosting A/S	31.12.02	75.0

    Enterprises acquired in 2002, 2001 and 2000 are included in the Consolidated Statements of Income for each of the three years in the period ended December 31, 2002, with the key figures shown below. Due to subsequent mergers, it is not possible to separately calculate the impact of the acquisitions of Mediaförelaget AB at the beginning of 2000 and diAx and FöretagsFakta AB at the beginning of 2001 and they are therefore not included in the figures.

	2000 DKKm	2001 DKKm	2002 DKKm	2002 USDm

Net revenues	207	435	791	112

Total operating expenses	(429)	(882)	(2,205)	(311)

Total operating income	(160)	(442)	(1,402)	(198)

Net income	(129)	(339)	(1,352)	(191)

    Note 23 -- Disposal of Enterprises

    During the year, the TDC Group disposed of its shares in Ejendomsadministrationen Jenagade 22 A/S and finalized the closure of the landline and Internet activities in Talkline. Furthermore, the proportional consolidation of the TDC Group’s ownership share in Ukrainian Mobile Communications was discontinued at October 1, 2002, as TDC’s joint dominant influence over the company’s operations ceased from that date.

    The enterprises disposed of or deconsolidated in 2002, 2001 and 2000 are included in the Consolidated Statements of Income for each of the three years in the period ended December 31, 2002, with the following key figures:

	2000 DKKm	2001 DKKm	2002 DKKm	2002 USDm

Net revenues	4,478	3,594	529	75

Total operating expenses	(5,538)	(7,021)	(101)	(14)

Total operating income	5,649	(3,411)	429	61

Net income	5,378	(2,985)	242	34

    None of the disposals qualify as a discontinuing operation (as defined in the Danish Financial Statements Act).

    Note 24 -- Financial Instruments, etc.

A: Foreign currency exposure

    The TDC Group has entered into a number of financial contracts in order to reduce exposures to foreign currency. The financial contracts used are currency swaps and forward-exchange contracts.

    Foreign currency exposures

    Financial assets and liabilities in foreign currencies and foreign currency derivative financial instruments at December 31, 2002 are specified below:

Currency and year-end currency rate	Maturities	Financial assets and liabilities			Foreign currency derivatives	Net Position
		Monetary assets	Liabilities	Net primary instruments
EUR 7.4243	< 1 year	2,376	(1,008)	1,368	6,470	7,838
	1 - 5 years	2	(12,249)	(12,247)	12,161	(86)
	> 5 years	4	(10,076)	(10,072)	1,038	(9,034)
Total		2,382	(23,333)	(20,951)	19,669	(1,282)

CHF 5.1068	< 1 year	1,980	(2,788)	(808)	(9,897)	(10,075)
	1 - 5 years	122	(212)	(90)	(14,395)	(14,485)
	> 5 years	1	(358)	(357)	0	(357)
Total		2,103	(3,358)	(1,255)	(24,292)	(25,547)

USD 7.0822	< 1 year	206	(595)	(389)	2,430	2,041
	1 - 5 years	0	(4,307)	(4,307)	2,336	(1,971)
	> 5 years	0	(11)	(11)	0	(11)
Total		206	(4,913)	(4,707)	4,766	59

GBP 11.3992	< 1 year	62	(27)	35	0	35
	1 - 5 years	0	(73)	(73)	0	(73)
	> 5 years	0	0	0	0	0
Total		62	(100)	(38)	0	(38)

JPY 0.0597	< 1 year	4	(317)	(313)	299	(14)
	1 - 5 years	0	(210)	(210)	182	(28)
	> 5 years	0	(443)	(443)	188	(255)
Total		4	(970)	(966)	669	(297)

Other (DKK incl.)	< 1 year	2,034	(2,309)	(275)	340	65
	1 - 5 years	895	(576)	319	(465)	(146)
	> 5 years	56	(392)	(336)	(1,276)	(1,612)
Total		2,985	(3,277)	(292)	(1,401)	(1,693)
Total		7,742	(35,951)	(28,209)	(589)	(28,798)

    In a number of transactions, the currency swaps also include an interest-rate swap. Combined currency and interest-rate swaps are included both under section A and section B.

B: Interest-rate exposure

    Interest-rate swap agreements have been used to restructurefinancial assets and liabilities in order to achieve the intended duration and reduce interest-rate exposure of the total portfolio.

    The maturity profileand interest rates offinancial assets and liabilities at December 31, 2002 are specified as follows:

Maturities		Financial assets and liabilities						Derivatives				Financial Position
DKKm								Assets		Liabilities
		Market-able securities,cash and cash equivalents	Bank loans and other short-term debt, floating interest rate	Loans and issued bond loans, floating interest rate	Bank loans and other short-term debt, fixed interest rate	Loans and issued bond loans, fixed interest rate	Net financial assets and liabilities total	Interest- rate swaps, floating interest rate	Interest-rate swaps, fixed interest rate	Interest- rate swaps, floating interest rate	Interest-rate swaps, fixed interest rate
< 1 year	DKKm	6,549	(3,657)	(605)	(877)	(440)	970	946	298	(371)	(957)	886
< 1 year	Effective interest rate	0.3% - 15.4%	2.9% - 9.0%	2.7% - 10.0%	2.9% - 9.4%	0.5% - 8.3%		2.9% - 3.0%	0.1% - 3.5%	3.1% - 3.5%	3.3% - 5.2%
1 - 5 years	DKKm	1,019	(119)	(4,795)	0	(12,716)	(16,611)	7,176	10,790	(10,364)	(7,534)	(16,543)
1 - 5 years	Effective interestrate	4.3% - 22.9%	-	2.7% - 10.0%	-	5.0% - 8.3%		2.9% - 3.3%	5.4%	3.9%	5.1%
>5 years	DKKm	61	(5)	(518)	0	(10,760)	(11,222)	2,618	400	(382)	(2,793)	(11,379)
> 5 years	Effective interestrate	-	-	2.7% - 15.5%	-	5.4% - 15.5%		4.1%	4.6%	3.5%	5.5%
Total	Fixed interest rate	1,728	-	-	(877)	(23,916)	(23,065)	-	11,488	-	(11,284)	(22,861)
Total	Floating interestrate	5,901	(3,781)	(5,918)	-	-	(3,798)	10,740	-	(11,117)	-	(4,175)
Total		7,629	(3,781)	(5,918)	(877)	(23,916)	(26,863)	10,740	11,488	(11,117)	(11,284)	(27,036)

    Undrawn credit lines

    The undrawn credit lines at December 31, 2002 are specified as follows:

Maturities DKKm	Committed credit lines	Committed syndicated credit lines	Other committed facilities	Unutilized part of CP program	Unutilized part of bond program	Other non- committed facilities	Total
< 1 year	5,524	520	3,227	4,757	0	0	14,028
> 1 year	20	4,726	0	0	23,120	0	27,866
Total	5,544	5,246	3,227	4,757	23,120	0	41,894

C: Credit risk exposure

    All financial instruments are agreements entered into with major banks. The counterparty risk is considered to be minimal.

    Note 25 -- Pension Obligations

    At December 31, 2002 approximately 5,100 of the TDC Group’s employees were entitled to a pension from the three pension funds related to TDC under conditions similar to those provided by the Danish Civil Servants’ Pension Plan. Since 1990, no new members have joined the pension fund schemes, and the pension funds are prevented from admitting new members in the future due to the bylaws. Certain civil servants continue to participate in the Danish Civil Servants' Pension Plan.

    The pension funds operate “Defined Benefit Plans” and, in accordance with existing legislation, bylaws and the pension regulations, TDC is required to make contributions to meet the premium reserve requirements. Plan benefits are based primarily on years of credited service and on participants’ compensation at the time of retirement.

    Plan assets consist principally of fixed-income securities and investments in shares. Plan assets also include some real property. At the end of 2002, fair values of securities and shares held by the Defined Benefit Plans amounted to DKK 16,777m (USD 2,369m) or 82 % of the total assets at fair value.

    Contributions in 2002 were DKK 80m (USD 11m), against DKK 75m in 2001 and DKK 77m in 2000.

    The net periodic pension cost for the Defined Benefit Plans consists of the following:

Year ended December 31
	2000 DKKm	2001 DKKm	2002 DKKm	2002 USDm

Service cost	224	197	206	29
Interest cost	663	716	743	105
Expected return on plan assets	(1,415)	(1,510)	(1,529)	(216)
Recognized net actuarial (gain)/loss	(72)	(183)	(109)	(15)
Amortization of transition obligation	295	295	295	42
Amortization of prior service cost	(16)	(16)	(16)	(2)
Net periodic pension cost	(321)	(501)	(410)	(57)

    The weighted average actuarial assumptions at year-end for the Defined Benefit Plans were as follows:

	Year ended December 31
	2000	2001	2002

Discount rate	5.80%	5.50%	5.00%
Compensation increase	2.50%	2.25%	2.25%
Rate of pension increase	2.50%	2.25%	2.25%
Long-term rate of return	7.25%	7.00%	6.50%

    The average remaining service period of active plan participants expected to receive benefits was estimated to be 11.6 years at December 31, 2002 against 12.4 years at December 31, 2001.

    The following table sets forth a reconciliation of beginning and ending balances of the benefit obligation, a reconciliation of beginning and ending balances of the fair value of plan assets, the Defined Benefit Plans’ funded status and amounts recognized in the Group’s Balance Sheet at December 31, 2000, December 31, 2001 and December 31, 2002 for its Danish pension plans.

    Change in Benefit Obligation

	2000 DKKm	2001 DKKm	2002 DKKm	2002 USDm

Benefit obligation (PBO) at January 1	13,607	12,719	13,880	1,960

Service cost	224	197	206	29
Interest cost	663	716	743	105
Plan participants’ contributions	1	0	0	0
Amendments	0	0	0	0
Actuarial (gain)/loss	(1,102)	924	374	53
Benefit paid	(674)	(676)	(682)	(96)
Benefit obligation (PBO) at December 31	12,719	13,880	14,521	2,051

    Change in Plan Assets

	2000 DKKm	2001 DKKm	2002 DKKm	2002 USDm

Fair value of plan assets at January 1	21,717	21,916	21,151	2,987

Actual return on plan assets	797	(164)	(492)	(69)
Employer contribution	75	75	80	11
Plan participants’ contributions	1	0	0	0
Benefit paid	(674)	(676)	(682)	(96)
Fair value of plan assets at December 31	21,916	21,151	20,057	2,833

Funded status	9,197	7,271	5,536	782
Unrecognized net actuarial (gain)/loss	(5,317)	(2,537)	(34)	(5)
Unrecognized net transition obligation	1,871	1,577	1,282	181
Unrecognized prior service cost	(218)	(201)	(185)	(26)
Prepaid benefit cost (pension asset)	5,533	6,110	6,599	932

    Five hundred members of the Defined Benefit Plans will ultimately have part of their pension payment reimbursed by the Danish Government. The related obligations have been deducted, arriving at the pension entries shown above, as those obligations will be fully reimbursed by the Danish Government. The overall projected benefit obligation concerned is, in any event, unlikely to exceed DKK 500m (USD 71m).

    Pension costs for members of foreign Group companies that operate defined benefit plans are determined on the basis of the development in the actuarially determined pension obligations and on the yield on the pension funds’ assets. The difference between the actuarially determined pension obligations and the fair value of the pension funds’ assets is included in the Balance Sheets under pension provisions, etc.

    TDC A/S owns a 33% stake in a consortium owning 50% less one share of Belgacom, which operates a defined benefit plan. The weighted average actuarial assumptions at year-end can be summarized as follows:

	Year ended December 31
	2000	2001	2002
Discount rate	6.70%	6.50%	6.50%
Compensation increase	3.75%	3.55%	3.55%
Rate of pension increase	3.00%	2.80%	2.80%
Long-term rate of return	8.00%	8.00%	8.00%

	2000 DKKm	2001 DKKm	2002 DKKm	2002 USDm

Projected benefit obligation (PBO)	5,396	5,478	6,381	901
Assets at fair value	4,259	4,055	4,067	574
Funded status	(1,137)	(1,423)	(2,314)	(327)
Unrecognized net actuarial (gain)/loss	(473)	80	642	91
Accrued pension cost	(1,610)	(1,343)	(1,672)	(236)
Company service cost (at year-end)	66	71	55	8
Net periodic pension cost	85	81	123	17

    In addition to the Defined Benefit Plans, the Group has paid annual pension contributions to the Danish Government. The pension contributions were paid for employees who, due to previous employment agreements, have retained their rights as civil servants to defined pension benefits from the Danish Government.

    In 1994, the Group reached an agreement with the Danish Government to make a one-time payment of DKK 1,210m of which DKK 108m was considered as interest compensation for the period July 1, 1994, to August 1, 1995. This agreement was in respect of the Group’s pension obligation to employees who participated in the Danish Civil Servants’ Pension Plan. Under the agreement, the Group’s pension contributions to the Danish Government ceased at July 1, 1994. The agreed non-recurring payment is treated as a prepayment, which will be expensed over the average expected remaining service lives of the employees concerned. For 2002, DKK 74m has been expensed, compared with DKK 74m in 2001. DKK 444m remains to be amortized in future years.

    In connection with the reduction in the number of employees in 1997, some of the retired employees have retained their rights to civil servant pensions from the Danish Government. The Company judges that the retirements will not cause further payments on the part of the Company.

    Note 26 -- Other Financial Commitments

	2001 DKKm	2002 DKKm	2002 USDm
Lease commitments:

Rental expense relating to properties in the period of interminability	2,720	4,628	653
Accumulated lease commitments for machinery, equipment, computers, etc.	1,313	897	127
Total	4,033	5,525	780

which can be specified as follows:

Not later than 1 year	773	771	109
Later than 1 year and not later than 5 years	1,544	2,120	299
Later than 5 years	1,716	2,634	372
Total	4,033	5,525	780

Total rental expense for all operating leases	1,136	1,048	148

Capital commitments:
Real estate, major telecommunications installations, mobile telephone licenses and certain other capital expenditures	212	229	32
Loan commitments to associated enterprises	739	1	0
Investments in enterprises	94	38	5

    Furthermore, the Group participates as a partner in contracts for the establishment abroad of telecommunications installations. At December 31, 2002, no commitments were outstanding under the contracts. The total external debt of the partnerships amounted to DKK 0m at December 31, 2002 compared with DKK 40m at December 31, 2001.

    Note 27 -- Contingent Assets and Contingent Liabilities

    Contingent assets

    The TDC Group is a party to certain arbitration cases brought against other telecommunications companies. A favorable outcome for TDC of these arbitration cases could potentially result in substantial income. Due to the nature of the arbitration cases it is not possible for TDC to disclose further information.

    Contingent liabilities

    The TDC Group is a party to certain pending lawsuits in Denmark and other countries and to certain pending cases with Danish authorities and complaints boards. The Management is of the opinion that, even if the outcome of these cases is not in the TDC Group’s favor, there will be no significant adverse effect on the TDC Group’s financial position.

    In connection with capital sale and leaseback agreements, the Group has provided guarantees covering intermediary leasing companies’ payment of the total lease rentals. The Group has made legally releasing non-recurring payments to the intermediary lessors of an amount corresponding to the total lease charges. At December 31, 2002, the guarantees amounted to DKK 5,078m (USD 717m) compared with DKK 6,251m at December 31, 2001. The guarantees provided by the TDC Group are economically defeased by means of payment instruments issued by creditworthy obligors unrelated to the TDC Group that secure or otherwise provide for payment of the regular lease payments and purchase-option prices due from the intermediary leasing companies. These instruments are lodged as security for payment of the regular lease payments by the intermediary leasing companies.

    In accordance with Section 32 of the Danish Civil Servants Act, the Group has a redundancy payment obligation for former civil servants and for employees with civil servant status who were hired before April 1, 1970, and who are members of the related Danish pension funds.

    The Group has provided the usual guarantees in favor of suppliers and partners. These guarantees amounted to DKK 877m (USD 124m) at December 31, 2002 compared with DKK 717m at December 31, 2001.

    Recourse guarantees provided by TDC A/S for its subsidiaries amounted to DKK 4,267m (USD 602m) at December 31, 2002 compared with DKK 4,819m at December 31, 2001. TDC A/S has committed to contributing, if necessary, additional capital to TDC Switzerland in order to generate taxable income sufficient to utilize the accumulated tax loss carry-forwards prior to their expiration. Further, TDC A/S has issued letters of support and undertaken investment commitments for some of its subsidiaries.

    TDC A/S has signed an option agreement under which the other shareowners in TDC Switzerland may sell their shares in the company to TDC A/S. The options are exercised in 2003 and the shares are transferred at the end of February 2003. The acquisition price amounts to CHF 1,553m.

    Note 28 -- Related Party Transactions

Name of related party	Nature of relationship	Domicile
SBC Communications Inc.	Ownership	Texas, USA
KTAS Pensionskasse	Pension fund	Copenhagen, Denmark
Jydsk Telefons Pensionskasse	Pension fund	Århus, Denmark
Fyns Telefons Pensionskasse	Pension fund	Odense, Denmark

    In 2001, the TDC Group disposed of property to the related Danish pension funds resulting in a gain of DKK 128m. There have been no disposals of property to the related Danish pension funds in 2002.

    Danish Group companies have entered into certain lease transactions with the related Danish pension funds. The lease contracts are interminable before 2020. The aggregate amount payable under such agreements amounted to DKK 1,498m (USD 212m) at December 31, 2002 compared with DKK 727m at 31 December, 2001. The rental expense was DKK 131m (USD 18m) for 2002 compared with DKK 157m in 2001. The lease contracts are regarded as operating leases. In addition, annual contributions are paid to the pension funds, see note 25 Pension obligations.

    The TDC Group incurs the expenses for a small number of employees stationed in Denmark by SBC Communications Inc. The total expenses amounted to DKK 11m compared with DKK 8m in 2001.

    The Group has no other transactions with related parties.

    Note 29 -- Overview of Group companies

Company name	Domicile	Currency	Common shares (amount) million	TDC Group ownership share (%)	[1] Number of subsidiaries and associated enterprisesnot listed here
TDC Tele Danmark Group
TDC Tele Danmark A/S	Copenhagen, Denmark	DKK	1,100.0	100.0	4
TDC Tele Danmark Call Center Europe A/S	Sønderborg, Denmark	DKK	1.0	100.0
Tele Danmark InterNordia AS	Oslo, Norway	NOK	124.8	100.0
Tele Danmark Produktion A/S	Odense, Denmark	DKK	0.5	100.0
Internordia Communications AB	Solna, Sweden	SEK	62.3	100.0	1
Operators Clearing House A/S [3]	Copenhagen, Denmark	DKK	1.0	25.0
TDC Switzerland AG [3]	Zürich, Switzerland	CHF	923.6	[5] 17.4
Tele Danmark Finans A/S	Copenhagen, Denmark	DKK	20.0	100.0
Tele Denmark USA Inc.	New York, USA	USD	0.0	100.0
Telecom Erhverv A/S	Odense, Denmark	DKK	0.5	100.0
Telecom Invest A/S	Copenhagen, Denmark	DKK	10.0	100.0	3

TDC Mobile International Group

TDC Mobile International A/S	Copenhagen, Denmark	DKK	600.0	100.0	3
TDC Mobil A/S	Copenhagen, Denmark	DKK	1.0	100.0
Bité GSM	Vilnius, Lithuania	EUR	85.0	100.0	1
Tele Danmark Connect 1 A/S	Copenhagen, Denmark	DKK	7.0	100.0
Connect Austria [2] ·	Vienna, Austria			15.0
[2] Polkomtel S.A.	Warsaw, Poland	PLN	2,050.0	19.6
Talkline Management und Finance Holding GmbH	Elmshorn, Germany	EUR	6.1	100.0	1
Talkline GmbH & Co. KG·	Elmshorn, Germany			100.0
· Talkline InfoDienste GmbH	Elmshorn, Germany			100.0
Tele Danmark Consult A/S	Aabenraa, Denmark	DKK	9.0	100.0
Ukrainian Mobile Communications [4]	Kiev, Ukraine	USD	15.0	16.3
TDC Mobil Center A/S (previously VicCenter A/S)	Odense, Denmark	DKK	2.5	76.9
MIGway A/S [2]	Copenhagen, Denmark	DKK	1.0	50.0

TDC Internet Group

TDC Internet A/S	Copenhagen, Denmark	DKK	40.0	100.0
Contactel s.r.o. [2]	Prague, Czech Republic	CZK	3,375.0	50.0
Dan Net A/S	Birkerød, Denmark	DKK	102.0	100.0	2
TDC Internet Polska S.A.	Warsaw, Poland	PLN	174.3	100.0
Service Hosting A/S	Brøndby, Denmark	DKK	0.5	75.0

TDC Cable TV Group

TDC Cable TV A/S	Copenhagen, Denmark	DKK	140.0	100.0
Dansk Kabel TV A/S	Taastrup, Denmark	DKK	21.4	100.0

Company name	Domicile	Currency	Common shares (amount) million	TDC Group ownership share (%)	[1] Number of subsidiaries and associated enterprisesnot listed here
TDC Directories Group

TDC Directories A/S	Rødovre, Denmark	DKK	5.5	100.0	4
TDC Förlag AB	Halmstad, Sweden	SEK	0.2	100.0	4
Storbyguiden AS	Oslo, Norway	NOK	71.3	100.0	1
TDC Hakemistot OY	Helsinki, Finland	EUR	0.0	100.0
Odense Telefonbog ApS [2]	Odense, Denmark	DKK	4.0	25.0

TDC Switzerland Group

TDC Switzerland AG	Zürich, Switzerland	CHF	923.6	79.7 [5]	8

TDC Services Group

TDC Services A/S	Copenhagen, Denmark	DKK	170.0	100.0
Gatetrade.net A/S [2]	Copenhagen, Denmark	DKK	20.0	25.0
[3] Tele Danmark Reinsurance S.A.	Luxembourg	DKK	10.0	100.0

Other [1]

Tele Danmark ADSB Invest ApS	Copenhagen, Denmark	DKK	100.0	100.0
ADSB Telecommunications B.V. [2] ·	Amsterdam,the Netherlands			33.0
Belgacom S.A. [2]	Brussels, Belgium			16.5	25
[3] Bivideon B.V.	Amsterdam,the Netherlands	EUR	2.0	25.0
· Ceske Radiokommunikace [3]	Prague, Czech Republic			18.0
Hungarian Telephone and Cable Corp. [3]	Delaware, USA	USD	0.0	31.9	5
KaiSai A/S [3]	Copenhagen, Denmark	DKK	0.8	100.0
e-Structure.net A/S [3]	Århus, Denmark	DKK	4.2	43.8
Hypergenic A/S [3]	Århus, Denmark	DKK	1.0	29.9
VIP-Booking A/S [3]	Horsens, Denmark	DKK	1.0	40.9
CBAS Holding A/S [3]	Copenhagen, Denmark	DKK	0.6	73.5
Speech Ware A/S [3]	Aalborg, Denmark	DKK	1.0	47.5

    1 In order to give the reader a clear presentation, some minor enterprises owned indirectly are not listed separately in the overview.

    2 The enterprise is treated as a proportionally consolidated associated enterprise in the Financial Statements.

    3 The enterprise is included under the equity method.

    4 Proportional consolidation was discontinued at October 1, 2002, as joint dominant influence ceased from that date.

    5 Total TDC Group ownership share is 79.7%.

    Associated enterprises that are jointly owned and operated together with third parties, and in which the parties have joint dominant influence, are proportionally consolidated in the Consolidated Financial Statements. The cooperation between the parties is in all cases based on shareowner agreements concerning voting decisions, joint management, ownership and sale of shares, etc.

Note 30 -- Reconciliation to United States Generally Accepted Accounting Principles (US GAAP)

    The Group’s accounting policies have been described below where these differ significantly from accounting principles applicable in the United States (US GAAP):

    Amortization of goodwill

    In accordance with Danish GAAP, goodwill is amortized on a straight-line basis over the estimated useful life, determined on the basis of Management’s experience within the individual business lines, however, not exceeding twenty years. With effect from January 1, 2002 US GAAP prohibit the amortization of goodwill and require that goodwill be tested at least annually for impairment.

    Development costs

    In accordance with Danish GAAP, development costs are recognized as intangible assets if the costs can be calculated reliably and are expected to generate future economic benefits.Development costs are amortized over a period of three to five years. In accordance with US GAAP, development costs are expensed as incurred, except for computer software developed for internal use.

    Capitalization of software costs

    In accordance with Danish GAAP, certain costs of computer software purchased or developed for internal use are capitalized and amortized. In accordance with US GAAP, only costs of computer software purchased or developed after January 1, 1999 are capitalized and amortized.

    In accordance with Danish GAAP, the cost of computer software includes indirect production costs. In accordance with US GAAP, only direct costs are included.

    Depreciation in year of acquisition or construction

    In accordance with Danish GAAP until year-end 1992, a full year’s depreciation was charged on fixed assets in the year in which the asset was acquired or under construction. In accordance with US GAAP, such depreciation commences from the time of acquisition or from the date of the assets’ entry into service.

    Formation of the Group

    In accordance with Danish GAAP, certain property, plant and equipment acquired upon the formation of the Group were valued at fair value, whereas goodwill and rights were capitalized. The capitalized excess values are depreciated over the useful lives. In accordance with US GAAP, the transfer of assets between companies under joint control is accounted for using historical carryover basis. Accordingly, any write-up of property, plant and equipment to fair value and any capitalization of goodwill and rights related to the formation of the Group are eliminated in the Group’s Financial Statements.

    Capital sale and leaseback agreements

    In accordance with Danish GAAP, non-recurring payments which have been made to legally extinguish future lease payments are offset against the lease obligations in the balance sheets.Under US GAAP, in certain circumstances the non-recurring payments and the corresponding lease obligations must be shown as assets and as liabilities in the balance sheet.

    Write-down on property, plant and equipment

    In accordance with Danish GAAP, property, plant and equipment are written down to an estimated lower value in use. Under US GAAP, impairment losses on property, plant and equipment are determined in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

    Recognition of change in ownership interest gain

    In accordance with Danish GAAP, a gain arising from a decrease in the investor’s ownership interest in an investee is taken to the statement of income. US GAAP requires in certain circumstances that such a gain be credited directly to shareowners’ equity.

    Revenue recognition

    In accordance with Danish GAAP, non-refundable up-front connection fees are recorded as revenue at the time the term of the related service contract begins.In addition, incremental direct costs incurred in connection with such transactions are expensed as incurred.Under US GAAP and SEC Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” such fees as well as incremental direct costs are deferred and amortized into income over the expected term of the related customer relationship.

    Minority passive investments

    In accordance with Danish GAAP, minority passive investments are measured at fair values. Fair value adjustments are recognized in the statements of income. Under US GAAP, minority passive investments with no readily determinable fair value are measured at cost.

    Transfer of financial assets

    In accordance with Danish GAAP, a gain arising from a sale of financial assets is recognized in the statement of income when a transfer has occurred. Under US GAAP, a transfer of financial assets is accounted for in accordance with Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities “ and may result in accounting for a transfer as financing until prescribed conditions are met.

    Sale and leaseback of property

    In accordance with Danish GAAP, the property sale and leaseback agreements entered into with related defined benefit plans are regarded as operating leases and, accordingly, the resulting gain is recognized in the statement of income. US GAAP does not recognize sale and leaseback accounting for transactions in which the seller has continuing involvement in the property other than a normal leaseback.

    Comprehensive income

    In 1998, the Company adopted Statement of Financial Accounting Standards (FAS) 130 “Reporting Comprehensive Income” issued by the Financial Accounting Standards Board (FASB). The company reports the elements of other comprehensive income and total comprehensive income separately in its consolidated statements of changes in shareowners’ equity. Accumulated other comprehensive income is not shown as a separate component of shareowners’ equity due to immateriality. Deferred taxes are allocated to items of other comprehensive income and disclosed separately, if material. It is not practical to present the components of the accumulated balance of other comprehensive income items.

    The effect on net income and shareowners’ equity is stated below as if the Financial Statements had been prepared in accordance with US GAAP:

A: Effect on net income:	Yearended December 31
	2000 DKKm	2001 DKKm	2002 DKKm	2002 UDSm
Net income as reported in the Consolidated Statements of Income(F‑5)	9,239	(14)	4,542	642
Reversal of amortization of goodwill	-	-	1,499	211
Additional impairment losses on goodwill	-	-	(71)	(10)
Reversal of depreciation of any write-up to fair value of tangible fixed assets arising on formation of the Group	31	31	31	4
Reversal of amortization of goodwill and rights arising on formation of the Group	185	-	-	-
Reversal of amortization of software costs purchased/developed before January 1, 1999	97	46	0	0
Reversal of capitalized indirect production cost in relation to software cost	(11)	(28)	(23)	(3)
Reversal of capitalization of development costs	0	0	(10)	(1)
Depreciation in year of acquisition or construction	(162)	(153)	(132)	(19)
Write-down on property, plant and equipment	(44)	(45)	0	0
Recognition of change in ownership interest gain	(1,960)	-	-	-
Revenue recognition	90	(95)	(121)	(17)
Adjustment relating to sale and leaseback of property to pension funds	0	(128)	9	1
Changes to fair value of minority passive investment	(197)	(581)	1,057	149
Timing of gain regarding transfer of financial assets	0	(257)	257	36
Other	71	11	(4)	0
Deferred tax effect of US GAAP adjustments [1]	12	92	106	15
Cumulative effect of change in accounting policy regarding derivatives at January 1, 2001, net of tax	-	(23)	-	-
Cumulative effect of change in accounting policy regarding revenue recognition at January 1, 2000, net of tax	(557)	-	-	-
Net income in accordance with US GAAP	6,794	(1,144)	7,140	1,008
Earnings per share of a nominal value of DKK 5 in accordance with US GAAP (basic)	31.49	(5.31)	33.23	4.69

Earnings per share of a nominal value of DKK 5 in accordance with US GAAP (diluted)	31.47	(5.31)	33.23	4.69

Earnings per ADS in accordance with US GAAP (basic)	15.75	(2.66)	16.62	2.35

Earnings per ADS in accordance with US GAAP (diluted)	15.74	(2.66)	16.62	2.35

    1 The tax amount for 2002 includes the effect of the tax deduction of DKK 50m (USD 7m) on the 1994 Employee Share Issue allowed by the Danish Supreme Court in 2002.

B: Effect on shareowners´ equity	Yearended December 31
	2001 DKKm	2002 DKKm	2002 UDSm
Shareowners' equity as reported in the Consolidated Balance Sheets (F‑7)	33,274	35,306	4,985
Reversal of amortization of goodwill	-	1,428	202
Reversal of depreciation of any write-up to fair value of tangible fixed assets arising on formation of the Group:
Accumulated cost	(1,211)	(1,211)	(171)
Accumulated depreciation	1,117	1,148	162
Reversal of amortization of software costs purchased/developed before January 1, 1999	0	0	0
Reversal of capitalized indirect production cost in relation to software cost	(85)	(108)	(15)
Reversal of capitalization of development costs	0	(10)	(1)
Depreciation in year of acquisition or construction	181	49	7
Revenue recognition	(801)	(922)	(130)
Adjustment relating to sale and leaseback of property to pension funds	(128)	(119)	(17)
Changes to fair value of minority passive investment	(1,096)	(42)	(6)
Timing of gain regarding transfer of financial assets	(257)	0	0
Other	35	31	4
Deferred tax effect of US GAAP adjustments	250	306	43
Shareowners’ equity in accordance with US GAAP	31,279	35,856	5,063

    Balance Sheet items from the Consolidated Balance Sheets and as adjusted in accordance with US GAAP:

	As reported in the Consolidated Balance Sheets at December 31			Amounts as adjusted to conform with US GAAP at December 31
	2001 DKKm	2002 DKKm	2002 USDm	2001 DKKm	2002 DKKm	2002 USDm

Intangible assets	29,397	27,874	3,936	29,312	29,196	4,122
Property, plant and equipment	34,312	32,975	4,656	34,399	32,962	4,654
Investments and other assets	3,221	1,785	252	2,125	1,799	254
Other accounts receivable	2,671	1,522	213	6,638	4,353	615
Prepaid expenses	7,133	7,520	1,062	7,274	7,683	1,085
Deferred tax:
Current	(349)	(263)	(37)	(582)	(539)	(76)
Non-current	3,127	3,533	499	3,110	3,503	495
Long term debt	22,124	28,794	4,066	26,063	31,625	4,465
Deferred income	2,335	2,595	366	3,662	3,837	542
Other short term debt	28,050	15,807	2,232	28,043	15,807	2,232
Shareowners' equity	33,274	35,306	4,985	31,279	35,856	5,063

    In accordance with Danish GAAP, enterprises that are jointly owned and operated together with third parties, and in which the parties have joint dominant influence, are proportionally consolidated in the Consolidated Financial Statements. In accordance with US GAAP, these enterprises are stated under the equity method.

    Below the main items in the Consolidated Statements of Income, the Balance Sheets and the Statements of Cash Flow are presented as if all the associated enterprises were stated under the equity method and in accordance with Danish GAAP:

    Statements of Income

	2001 DKKm	2002 DKKm	2002 USDm
Total revenues	43,837	43,922	6,202
Total operating expenses	(44,120)	(40,738)	(5,752)
Total operating income	(283)	3,184	450
Net financials	1,160	2,727	385
Income before income taxes	877	5,911	835
Income taxes	(1,425)	(1,596)	(225)
Income before minority interests	(548)	4,315	610
Minority interests’ share of net income	534	227	32
Net income (loss)	(14)	4,542	642

    Balance Sheets

	2001 DKKm	2002 DKKm	2002 USDm
Assets
Intangible assets	23,723	23,161	3,270
Property, plant and equipment	27,504	27,093	3,825
Investments and other assets	10,808	9,985	1,410
Inventories	868	744	105
Accounts receivable	22,091	19,007	2,684
Marketable securities	33	944	133
Cash	1,404	2,429	343
Total assets	86,431	83,363	11,771
Liabilities and shareowners’ equity
Shareowners’ equity	33,274	35,306	4,985
Minority interests	467	204	29
Provisions	5,473	5,466	772
Long-term debt	20,150	27,025	3,816
Short-term debt	27,067	15,362	2,169
Total liabilities and shareowners’ equity	86,431	83,363	11,771

    Statements of Cash Flow

	2001 DKKm	2002 DKKm	2002 USDm
Operating activities	4,461	8,360	1,180
Investing activities	(19,120)	(1,626)	(230)
Financing activities	10,863	(6,759)	(954)
Increase/ (decrease) in cash and cash equivalents	(3,796)	(25)	(4)

    Note 31 -- Supplementary US GAAP Information

    Income Recognition

    As accepted under Danish GAAP, the value of work performed for own purposes and capitalized is included in total revenues, and the related costs have been included in the relevant expense captions. Under US GAAP, costs related to work performed for own purposes are recorded directly as an addition to tangible fixed assets and, accordingly, neither the value of work performed for own purposes nor the related costs will be shown in the Statements of Income.

    Fair Value of Financial Instruments

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

    (a) Cash

    The carrying amount approximates fair value because of the short period of time between the origin of the instruments and their expected realization.

    (b) Trade Accounts Receivable and Other Current Assets

    The carrying amount of trade accounts receivable and other current assets approximates fair value because of the short period of time between the origin of the instruments and their expected realization.

    (c) Investments and other financial assets, Current Maturities of Long-Term Debt, Short-Term Bank Loans and

    Long-Term Debt

    The fair value for these financial instruments was estimated based on the discounted value of future cash flows expected to be received or paid, taking into account current discount rates that reflect the different relative risks involved.

    The estimated fair values of the Company's financial instruments are as follows:

	2002
	Carrying Amount DKKm	Fair Value DKKm	Fair Value USDm

Cash	2,679	2,679	378
Marketable securities	2,915	2,915	412
Trade accounts receivable, net	10,431	10,431	1,473
Other current assets	11,938	11,938	1,685
Investments and other financial assets	1,785	1,785	252
Short-term bank loans	1,422	1,422	201
Long-term debt including current maturities of long-term debt	29,729	31,188	4,404

    Note 32 -- Valuation and Qualifying Accounts and Reserves

	Balance beginning of period DKKm	Additions relating to the acquisition of enterprises DKKm	Additions charged to cost and expenses DKKm	Deduc- tions DKKm	Balance end of period DKKm
Year ended Dec. 31, 2000
Allowance for doubtful debts	891	88	156	(49)	1,086
Other provisions	349	0	342	(192)	499

Year ended Dec. 31, 2001
Allowance for doubtful debts	1,086	5	825	(281)	1,635
Other provisions	499	0	1,133	(198)	1,434

Year ended Dec. 31, 2002
Allowance for doubtful debts	1,635	0	470	(43)	2,062
Other provisions	1,434	0	154	(967)	621

Year ended Dec. 31, 2002(USDm)
Allowance for doubtful debts	231	0	66	(6)	291
Other provisions	202	0	22	(137)	87

    Note 33 -- Auditors’ remuneration

	2001 DKKm	2002 DKKm	2002 USDm
The remuneration of the auditors elected by the Annual General Meeting amounts to:
PricewaterhouseCoopers	50	43	6
Ernst & Young	6	5	1

Hereof fees in respect of non-audit services:
PricewaterhouseCoopers	34	28	4
Ernst & Young	3	1	0