Form 20-F
period 2003-12-31
TDC A/S
filed 2004-06-30
CIK 920602

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended
December 31, 2003

Commission File Number: 001-12998

TDC A/S
(Exact Name of Registrant as Specified in its Charter)

DENMARK
(Jurisdiction of Incorporation)

Nørregade 21
DK-0900 Copenhagen C, Denmark
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each	New York Stock Exchange
representing one half of one Ordinary
Share, 5 DKK par value

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2003 was:

216,459,540 Ordinary Shares, 5 DKK par value each

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

i

Back to Contents

Introduction

We publish our financial statements in Danish kroner. Unless otherwise indicated, all amounts in this annual report are expressed in Danish kroner. References in this annual report to “US dollars”, “USD”, “US$”, “$” or “¢” are to US currency, references to Danish kroner or DKK are to Danish currency, references to “EUR” or “euro” are to the currency of the member states of the European Union (with the exception of the United Kingdom, Denmark and Sweden) and references to “CHF” or “Swiss francs” are to Swiss currency. Solely for the convenience of the reader, certain amounts have been translated into US dollars at the rate of DKK 5.9576 to the US dollar, the official exchange rate of the Nationalbank of Denmark on December 31, 2003. Such translation should not be construed as a representation that the Danish kroner amounts represent, or have been or could be converted into, US dollars at that or any other rate.

Our consolidated financial statements have been prepared in accordance with Danish generally accepted accounting principles ("Danish GAAP"). Danish GAAP differ in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). See note 30 to our consolidated financial statements for a description of the material differences between Danish GAAP and US GAAP.

As used in this annual report, unless the context otherwise requires or specifies, references to “we” , “the group” , “us” and “our” refer to TDC A/S, its subsidiaries and its proportionally consolidated enterprises.

Cautionary Statement Regarding Forward-Looking Statements

Certain sections of this annual report contain forward-looking statements that are subject to risks and uncertainties. Examples of such forward-looking statements include, but are not limited to:

•	projections or expectations of revenues, income (or loss), earnings (or loss) per share, dividends, capital structure or other net financials or ratios;

•	statements of our plans, objectives or goals including those related to products or services;

•	statements of future economic performance; and

•	statements of assumptions underlying such statements.

Words such as “believes” , “anticipates” , “expects” , “intends” , “aims” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by us or on our behalf. These factors include, but are not limited to:

•	economic trends and developments in financial markets, and the economic impact of unexpected events;

•	technological developments;

•	changes in applicable Danish and European Union ("EU") legislation;

•	changes in interconnect rates;

•	developments in competition within domestic and international communications solutions;

•	introduction of and demand for new services and products;

•	developments in the demand, product mix and prices in the mobile market, including marketing and customer acquisition costs;

•	developments in the market for multimedia services;

•	the possibilities of being awarded licenses;

•	developments in our international activities, which also involve certain political risks; and

•	investments and divestitures in domestic and foreign companies.

Back to Contents

We caution that the above list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

A complete discussion of the risks related to our business is contained in the Risk Factors section of Item 3.

Back to Contents

Item 1	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2	Offer Statistics and Expected Timetable

Not applicable.

Item 3	Key Information

Selected Financial Data

The following tables set forth our selected consolidated financial data for the periods indicated. This data is derived from our audited consolidated financial statements prepared in accordance with Danish GAAP. Danish GAAP differ in certain significant respects from US GAAP. See note 30 to our consolidated financial statements for a description of the material differences between Danish GAAP and US GAAP. These tables should be read together with Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes to those financial statements, included elsewhere in this annual report. The consolidated financial statements for the five years ended December 31, 2003 have been audited by PricewaterhouseCoopers.

Back to Contents

	Year Ended December 31,

	1999 DKK	2000 DKK	2001 DKK	2002 DKK	2003 DKK	2003 USD(5)

Statement of Income Data:	(In millions except per share and per ADS amounts)

Amounts in accordance with Danish GAAP:
Net revenues	38,206	44,552	51,394	51,155	50,263	8,437
Work performed for own purposes and capitalized	1,488	1,352	1,661	1,639	1,448	243
Other operating income	743	7,493	1,088	1,175	934	157

Total revenues	40,437	53,397	54,143	53,969	52,645	8,837
Operating expenses	(28,104)	(33,974)	(42,491)	(39,723)	(38,857)	(6,522)
Depreciation and amortization	(5,640)	(6,487)	(10,688)	(10,216)	(9,548)	(1,603)

Total operating expenses	(33,744)	(40,461)	(53,179)	(49,939)	(48,405)	(8,125)

Total operating income	6,693	12,936	964	4,030	4,240	712
Net financials	(224)	(470)	40	2,105	(587)	(99)

Income before income taxes	6,469	12,466	1,004	6,135	3,653	613
Income taxes	(2,667)	(3,212)	(1,425)	(1,686)	(1,644)	(276)

Income before minority interests	3,802	9,254	(421)	4,449	2,009	337
Minority interests’ share of net result	(62)	(15)	407	93	(209)	(35)

Net income (loss)	3,740	9,239	(14)	4,542	1,800	302

Operating income per share(1)	30.92	59.76	8.27	18.49	19.59	3.29
Operating income per ADS(1)	15.46	29.88	4.14	9.24	9.79	1.64
Earnings per share (1)	17.28	42.68	(0.06)	20.98	8.32	1.40
Earnings per ADS (1)	8.64	21.34	(0.03)	10.49	4.16	0.70
Dividends per share (2)(4)	10.00	10.50	11.00	11.50	12.00	2.01
Dividends per ADS (3)	5.00	5.25	5.50	5.75	6.00	1.01
Amounts in accordance with US GAAP(6):
Net income	3,877	6,794	(1,144)	7,140	2,996	503
Earnings per share (basic) (1)	17.95	31.49	(5.31)	33.23	13.73	2.30
Earnings per share (diluted)(1)	17.94	31.47	(5.31)	33.23	13.71	2.30
Earnings per ADS (basic) (1)	8.98	15.75	(2.66)	16.62	6.87	1.15
Earnings per ADS (diluted)(1)	8.97	15.74	(2.66)	16.62	6.86	1.15

(1)	Operating income and earnings per share have been calculated by giving retroactive effect to the 2 for 1 stock split which occurred on June 2, 1999. Operating income and earnings per ADS reflect the ratio of one half of one share per one ADS.

(2)	Dividends per share have been calculated by giving retroactive effect to the 2 for 1 stock split which occurred on June 2, 1999.

(3)	Dividends per ADS reflect the ratio of one half of one share per one ADS.

(4)	The US dollar equivalents of the dividend on the shares for each of the years in the five-year period ended December 31, 2003 was $1.22, $1.23, $1.33, $1.62 and $ 1.99 per share, respectively, calculated at the exchange rate applicable on the dates of payment of the dividends.

(5)	Translated solely for the convenience of the reader at a rate of DKK 5.9576 to $1.00, the exchange rate of the Nationalbank of Denmark on December 31, 2003.

(6)	Upon adoption of SFAS 142 on January 1, 2002, we ceased amortization of all goodwill for US GAAP reporting purposes. Amortization expense on goodwill on a US GAAP basis for the years ended December 31, 2001, 2000 and 1999 was DKK 1,534 million, DKK 725 million and DKK 571 million, respectively.

Back to Contents

	As of December 31,

	1999 DKK	2000 DKK	2001 DKK	2002 DKK	2003 DKK	2003 USD

Balance Sheet Data:	(In millions)

Amounts in accordance with Danish GAAP:
Total fixed assets	40,525	48,061	66,930	62,634	64,229	10,781
Total current assets	22,251	27,734	26,763	27,963	30,451	5,111
Total assets	62,776	75,795	93,693	90,597	94,680	15,892
Total short-term debt	17,139	21,091	30,385	18,402	18,448	3,097
Total long-term debt	9,585	12,385	22,124	28,794	34,325	5,761
Total debt	26,724	33,476	52,509	47,196	52,773	8,858
Total liabilities	34,258	40,249	60,419	55,291	61,007	10,240
Total shareholders’ equity	28,518	35,546	33,274	35,306	33,673	5,652

Amounts in accordance with US GAAP:
Total shareholders’ equity	28,120	34,664	31,279	35,856	35,507	5,960

Average number of shares (adjusted to
reflect changes in capital)	216.5	216.5	216.5	216.5	216.5

	Year Ended December 31,

	1999 DKK	2000 DKK	2001 DKK	2002 DKK	2003 DKK	2003 USD

	(In millions)

Statement of Cash Flow Data:
Net cash from/(used for) operating activities	8,971	7,990	7,399	10,951	12,269	2,059
Net cash used for investing activities	(11,426)	(7,576)	(20,998)	(2,432)	(12,627)	(2,119)
Net cash from/(used for) financing Activities	2,997	3,277	10,511	(7,402)	4,774	801

	1999	2000	2001	2002	2003

Additional Information:
Number of customers (pro rata, ‘000) (1)
Landline	4,410	4,559	4,740	4,458	4,504
Mobile	3,233	4,879	6,301	6,746	8,257
Internet	662	1,063	1,579	1,495	1,872
Cable TV	825	801	828	885	924
Capital expenditure (DKK millions) (2)	11,575	16,244	23,301	8,885	14,701
Number of employees (3)	18,158	19,946	22,485	22,263	21,125

(1)	As at end of period.

(2)	Capital expenditure includes expenditure on intangible assets, property, plant and equipment, as well as share acquisitions.

(3)	The figures denote end-of-year full time equivalents including permanent employees, trainees and temporary employees. Proportionally consolidated companies are excluded.

Back to Contents

Dividends

Dividends on our shares may be paid out of profits as shown in our annual financial statements, as adopted by our Board of Directors and approved at the Annual General Meeting of shareholders. Under Danish law, dividends may only be paid in respect of a financial period as to which audited financial statements have been approved at the Annual General Meeting. Usually a dividend is paid annually in March or April. As from July 1, 2004 new rules will allow Danish Companies to implement provisions in their Articles of Association in order to be able to distribute interim dividends.

Exchange Rates

The following table sets forth, for the years indicated, the official high, low, average and period end exchange rates for the Danish kroner, expressed in Danish kroner per US dollars, based on the noon buying rates for cable transfers in the City of New York, as certified by the Federal Reserve Bank of New York for customs purposes on the relevant dates. No representation is made that amounts in Danish kroner have been, could have been or could be converted into US dollars at the noon buying rate or any other rate.

Year Ended December 31	Period End	Average	High	Low

1999	7.3950	6.9900	7.4310	6.3070
2000	7.9442	8.0953	9.0050	7.2080
2001	8.3529	8.3323	8.8900	7.8260
2002	7.0850	7.8862	8.6470	7.0850
2003	5.9150	6.5800	7.1280	5.9150

The following table sets forth the high and low noon buying rates for Danish kroner for cable transfers in the City of New York, as certified by the Federal Reserve Bank of New York for customs purposes, for each month during the six months preceding June 2004.

	High	Low

December 2003	6.2240	5.9150
January 2004	6.0200	5.7960
February 2004	5.9970	5.8020
March 2004	6.1623	5.9925
April 2004	6.3080	6.0255
May 2004	6.3115	6.0620

On June 10, 2004, the noon buying rate was 6.1440 DKK = $1.00.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Back to Contents

Risk Factors

Risks Related to Our Business

We expect the intensity of competition in the Danish telecom market to increase, and current profitability levels for traditional communications services in Denmark may not be sustainable.

The Danish telecommunications sector is highly competitive and to remain successful in this market, TDC must maintain attractive prices. Prices have been decreasing in the mobile and high-end broadband markets due to strong competition, particularly from online products. Although traditionally TDC's prices for landline and mobile telephony as well as leased lines have been among the lowest in the European Union, market pressures continue to intensify. TDC expects such intense competition in the Danish telecommunications market to continue, which may result in future reductions of tariffs and loss of market share. Any such reductions would adversely affect TDC's revenues and profit margins.

The success of TDC’s landline, mobile, Internet, cable-TV and directory operations will also depend on TDC’s ability to keep pace with continuing changes in technology. TDC expects technological innovation to continue developing rapidly across all product lines. If TDC is too slow in applying new technologies in any of its product lines, its services may become non-competitive. On the other hand, such technologies may not prove commercially viable in the long run, and consequently there is a risk that TDC may be unable to earn an adequate return on, or recover the costs of, the investments TDC is making to develop and market products relying on these technologies.

Our mobile business depends on our ability to develop and market attractive services at competitive prices. The right timing of the introduction of new services is a critical factor for our success in this business area.

TDC's ability to achieve further growth in revenues and earnings within the mobile telephony sector, both in Denmark and through TDC’s international operations, will depend on a number of factors, including its ability to develop and market attractive services at competitive prices. If TDC fails to maintain its established position in these markets, its ability to introduce new products and services and correspondingly achieve revenue growth in the mobile telephony sector will be hindered.

In Switzerland, growth in revenues and earnings within the mobile telephony sector in the medium and long term depends on TDC’s ability to establish a presence in the business market. The future growth of Bité in Lithuania depends mainly on factors such as the national economic growth and Lithuania’s entrance into the European Union. Talkline’s future success depends largely on its ability to offer attractive market services while maintaining reasonable margins as a service provider. Talkline’s growth as a service provider depends on its ability to achieve a reasonable margin between purchase prices obtained from network operators and sales prices.

TDC’s international mobile operations may also be challenged by shifts in business paradigms, as seen in the Danish market where online based service providers have demonstrated novel low-cost ways of serving customers. As in the Danish market, such shifts in the types of services provided can have a significant impact on general price levels in the market.

TDC has a Universal Mobile Telecommunications System, ("UMTS"), license in Denmark and 4 international UMTS licenses through TDC’s operations in Switzerland, Poland, Belgium and Austria. TDC's ability to provide UMTS services in Denmark and within its international markets will depend on the successful roll-out of UMTS networks within these countries. The use of UMTS technology will require the utilization of existing Global System for Mobile Communication ("GSM") sites as well as the deployment of a number of new base-station sites built specifically to serve these operations. TDC and its strategic partners may experience difficulties in procuring sufficient sites due to the limited availability of new sites and strong public concern over possible adverse health effects related to the electromagnetic transmissions emitted from mobile base stations, as well as aesthetic and other public concerns.

Back to Contents

In addition, the strict rules on radiation regulations that apply in Switzerland could increase the costs related to GSM and UMTS networks. In Denmark, public concern regarding the health effects of UMTS networks could impede the required 30% UMTS coverage by the end of 2004. This concern has prompted the launch of additional scientific investigations and has led some local authorities to block the installation of base-station UMTS equipment on certain public buildings.

TDC's operations also depend on the timely availability of commercially viable handsets from suppliers. Any uncertainty surrounding availability of such handsets and other similar components could have an adverse effect on TDC's strategy for offering UMTS services. In addition, the success and future expansion of wireless broadband access (hot spots) in public areas could also pose a threat to future UMTS revenues.

In the fall of 2003, the first Danish UMTS operator launched its network publicly. As TDC’s UMTS network is not currently ready for deployment, TDC might lose early market advantages if the Danish UMTS market develops rapidly and successfully.

There is significant uncertainty concerning the future success of e-commerce and other types of self-service products. If the development in these markets is less advantageous than expected, future profit margins could be affected due to higher customer service costs.

We expect our Danish landline business to be exposed to increased landline to mobile network migration. We also expect that our landline revenues will be exposed to increased competition from IP network solutions to the business segment and housing associations.

Recent significant price decreases in the Danish mobile market might accelerate the current migration from landline lines to mobile telephony. As TDC has a smaller market share of the mobile business in Denmark than of the landline segment, such a migration could negatively affect TDC’s earnings.

With respect to landline telephony, increased competition is foreseen from IP-based virtual private networks and housing association networks. Similarly, in the market for leased lines, increased competition is likely from IP-based virtual private networks, where prices are below that of leased lines and the product quality is sufficiently strong to compete with the leased lines. In general, the future success of the landline business could depend on TDC’s ability to shift its technological base toward such IP-based products.

International acquisitions pose risks of inadequate management and communications between companies within the group.

As TDC has been expanding internationally TDC needs to recognize and address management and communications difficulties that may arise in cross-border acquisitions. If unable to successfully integrate acquired companies, TDC may not achieve the benefits expected from such expansions and its financial results may be adversely affected.

We believe that our international business activities expose our earnings to exchange rate risk and the risks of a fluctuating global economy. Our minority shareholdings in the mobile telephony industry expose our business to ill-informed or inadequate management decisions made on behalf of the companies of which we do not have full control. We are also exposed to the risk that our credit rating could be downgraded, which may lead to increased cost of funding.

About 27% of TDC's 2003 net revenues were generated outside Denmark and the euro area, primarily in Switzerland, Lithuania, Poland, Sweden and Norway, where TDC conducts its business operations and prepares its financial statements in currencies other than Danish kroner or the euro. Any loss in the value of these currencies against the Danish kroner will have a negative impact on the value of TDC's investments in the relevant business activities and the amount of income TDC derives from them, in each case as reflected in TDC's financial statements, which are reported in Danish kroner.

Back to Contents

TDC’s revenues are also dependant on positive general economic conditions, primarily in Denmark, Germany, Switzerland, Lithuania, Poland and the Nordic region. Investment values and the general investing climate within the communications sector could decline, based on a variety of factors outside TDC’s control. TDC’s customers may delay or cancel investments in communications systems and services if their business outlook is cautious or negative, which may adversely affect TDC’s revenues and the development of new products and services. A significant deterioration of current economic conditions could have an adverse material effect on TDC’s operating results and financial position.

The performance of the international operators in which TDC has minority interests may depend on the financial or strategic support of other shareholders. TDC has minority interests in international mobile operators that may rely on TDC and/or other shareholders for strategic and financial support. Such other shareholders may fail to supply the required operational, strategic and financial resources relating to, among other things, the build-out of infrastructure, regulatory issues and effective marketing, which could be expected to adversely affect both the ability of these operations to compete and the return on TDC’s investment.

The status of TDC’s credit rating may be subject to changes in the future. A negative development in the rating agencies’ view of TDC’s credit quality may lead to a worsening of the terms offered to TDC in the financial markets, leading to increased interest expenses on TDC’s debt.

We expect that our increasing dependency on digitalized information technology systems exposes us to risks of hacking, piracy, systems failure, which potentially could disrupt our business.

The telecommunications sector has become increasingly digitalized, automated and online, which means TDC is also exposed to increasing risks of hacking, piracy and general failure of IT systems. Unanticipated IT problems, system failures, computer viruses or hacker attacks could affect the quality of TDC’s services and cause service interruptions. Risks of network failure can never be completely eliminated and the occurrence of such failures could result in reduced revenues and harm TDC’s reputation.

Risks Related to Regulatory Matters

The new regulatory regime for the Danish telecom sector may result in tougher competition, further reductions of tariffs and decreased profit margins. Our business activities abroad may also be adversely affected by increased liberalization and regulation in the host countries of our shareholdings.

Denmark has developed a comprehensive regulatory regime governing its telecommunications sector. The regulatory regime requires TDC to deliver a broad range of products to the retail and wholesale markets, and subjects TDC to price regulation. With respect to landline telephony, TDC is subject mainly to specific regulation of retail and wholesale pricing, as well as specific requirements regarding accounting separation and reporting. With respect to mobile telephony, TDC is subject primarily to specific financial reporting requirements regarding accounting separation and reporting as well as certain regulatory measures allowing user number portability when customers change to a new operator.

The Danish National IT and Telecom Agency has determined that TDC’s retail prices on Public Switched Telephone Networks (“PSTN”), subscriptions and related fees must be kept at their current nominal level. Consequently, any increase in the cost of providing services could dilute TDC’s earnings. The larger part of TDC’s retail offerings of leased lines are to comply with a rule of cost based pricing. The retail price regulation will be reconsidered by the Danish National IT and Telecom Agency and the Danish parliament during 2004.

On the wholesale market, the majority of TDC’s wholesale prices are regulated. Until 2002, these wholesale prices were regulated mainly on the basis of historical cost analyses and best-practice benchmarking against corresponding international prices. Since January 1, 2003, prices of switched interconnection traffic, interconnection capacity, shared access and raw copper (unbundled access to the local loop) as well as related co-location have been based on the results of the Long Run Average Incremental Cost (“LRAIC”) model. These changes in the regulatory regime brought significant

Back to Contents

price reductions as from January 1st, 2003. The annual update of the LRAIC model in 2004 resulted in minor decreases in interconnection prices compared with 2003. The LRAIC model will be updated every year and will be thoroughly reviewed in every third year. It is uncertain how the next review of the LRAIC model will impact interconnection prices.

In March 2002, the EU passed certain directives on the regulation of the telecommunications market that were subsequently implemented in Danish law in 2003. In accordance with the implemented legislation, the Danish National IT and Telecom Agency is to perform market analyses on 18 specifically defined markets with respect to landline telephony, mobile telephony, leased lines, unbundled access, broadband and television and radio transmission. Based on these market analyses, the authority will decide whether each individual market is subject to competition imperfections. If imperfections are identified, the authority must designate one or more operators as having significant market power in the relevant market, and may decide to adopt one or more regulative measures as appropriate to eliminate the imperfections. Such measures include: the acceptance of a reasonable request for interconnection, non-discrimination, reference offers, transparency, accounting separation, price controls and cost accounting obligations. Neither the extent to which TDC will be deemed to have significant market power nor the regulative measures that such an appointment would give rise to can be currently predicted. Uncertainty therefore exists regarding potential adverse regulatory effects on revenues and earnings. Until a market analysis of the relevant markets has been completed and the authorities have decided whether to adopt regulative measures, the current regulation will be maintained in each relevant market. The market analyses are expected to be completed during 2004.

In addition to certain landline services, which are currently regulated, termination and roaming charges in the mobile market might be subject to future regulation as a consequence of the market analyses mentioned above. Such regulation may also have an adverse effect on TDC’s revenues and profit margins.

More than half of TDC’s 2003 net revenues are related to European operations outside Denmark. TDC’s international operations may be affected by the pace of liberalization in the telecommunications sector and political, economic and legal developments in such foreign countries.

Back to Contents
Item 4	Information on the Company

Overview

We are a Danish full-service provider of communications solutions throughout Europe. We are a leading provider of communication services in Denmark, the second-largest communications provider in Switzerland and we hold significant interests in a range of communications companies elsewhere across Northern and Continental Europe. In total, international activities accounted for approximately 55% of our net revenues in 2003, 2002 and 2001. By year-end 2003, we had more than 15.5 million customers on a total pro rata basis across Europe: 4.5 million landline customers, 8.3 million mobile customers, 1.9 million Internet customers and 924,000 cable-TV customers. In 2003, we were structured along the following six principal business lines, each operating as a separate legal entity:

•	TDC Solutions a provider of communication services, including telephony services, broadband solutions, advanced security and hosting services, terminal sales, data communication services and leased lines. In addition, TDC Solutions has investments in (i) Internet service provider Contactel in the Czech Republic, (ii) Dan Net, a provider of data clearing and electronic data interchange services in Denmark, (iii) TDC Norge a Norwegian regional infrastructure company and (iv) TDC Internordia a Swedish company offering customer premises equipment to business customers. TDC Solutions was created by merging our landline business, TDC Tele Danmark with our Internet business, TDC Internet, in January 1, 2003.
•	TDC Mobile International a provider of the group’s mobile services, encompassing (i) TDC Mobil; our wholly-owned domestic mobile operator; (ii) Talkline, a wholly-owned German reseller of mobile products, directory and carrier services; and (iii) investments in Polkomtel, Bité and One (formerly Connect Austria), leading mobile operators in Poland, Lithuania and Austria, respectively.
•	TDC Switzerland, a provider of landline, mobile and Internet services in Switzerland.
•	Our three remaining business lines were TDC Directories, TDC Cable TV and TDC Services. We also held a 15.9% equity interest in Belgacom, Belgium’s incumbent telecommunications provider.

Our History and Development

We were founded by the Danish State in November 1990 to serve as a holding company for the four Danish regional telecommunications enterprises and Telecom A/S (“Telecom”), the international telephone service provider. We are a public limited company and were incorporated on November 14, 1990. We are subject to the provisions of the Danish Act relating to Public Limited Liability Companies. Our principal offices are located at Nørregade 21, 0900 Copenhagen C, Denmark, and our telephone number is: +45 33 43 7777.

The primary reason we were formed was to strengthen the competitiveness of the Danish telecommunications sector. In 1991, we acquired two of the regional telecommunications enterprises, Tele Sønderjylland A/S (“Tele Sønderjylland”) and Fyns Telefon A/S (“Fyns Telefon”), as well as Telecom. We completed the acquisition of the two remaining regional telecommunications enterprises, Kjøbenhavns Telefon Aktieselskab (“KTAS”) and Jydsk Telefon-Aktieselskab (“Jydsk Telefon”), in March 1992. Minority shareholdings in KTAS and Jydsk Telefon, the two entities that had been partially privatized, were either exchanged for our shares or purchased by the Danish State. The acquisition of the Danish State’s interests in all of these enterprises was effected by an exchange of our shares, together with cash payments.

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

Back to Contents

In March 1992, our subsidiary Tele Danmark Mobil A/S (“Tele Danmark Mobil”) began providing mobile telephone and other mobile services that were previously provided by the regional companies. In January 1993, another subsidiary, Tele Danmark Erhverv A/S (“Tele Danmark Erhverv”), assumed, through a merger of activities of KTAS and Jydsk Telefon in this area, responsibility for supplying and servicing private branch exchanges, or PBXs, internal networks, cabling and wide area networks for larger businesses. Tele Danmark Erhverv in 1994 took over responsibility for similar activities previously performed by Tele Sønderjylland and Fyns Telefon. In 1993, our subsidiary, Tele Danmark Datacom A/S (“Datacom”) took over the handling of the production and marketing of data network and communication services. Datacom was made a subsidiary of Tele Danmark Erhverv in January 1994 in order to coordinate Datacom’s services with other business oriented services we offered.

In 1994, our international activities were organized under Tele Danmark International. This division was responsible for the management of the group’s foreign companies and international ventures. It also assessed and prepared the groundwork for future business opportunities outside of Denmark.

In April 1994, we made a public offering of 63,229,770 class B shares, of which 51,839,540 were in the form of American Depositary Shares, each representing one half of one class B share. After this offering and a related reorganization of our capital structure, the ownership of the Danish State was reduced to 51% of our nominal share capital and voting power. Of the 63,229,770 class B shares offered, 25,919,770 were offered in the United States and 37,310,000 were offered outside the United States, including in a public offering in Denmark. Further, in the same year the overall coordination of both marketing efforts and R&D was strengthened by setting up cross-organizational management groups.

In 1995, the group’s parent company, Tele Danmark A/S, merged with the following subsidiaries: KTAS, Jydsk Telefon A/S, Fyns Telefon A/S, Tele Sønderjylland A/S, Telecom A/S, Tele Danmark EDB A/S, Tele Danmark Erhverv A/S, Tele Danmark Datacom A/S, Tele Danmark Finans A/S and Teldan Indkøb A/S. The merger had legal and financial effect from January 1, 1995. The merger had entailed a fundamental restructuring of our organization. The changes were planned in the second half of 1995 and came into effect on January 1, 1996. The restructuring was based on the gradual structural development over five years of the Danish telecommunications sector.

In October 1997, we entered into a strategic partnership with Ameritech, aimed at benefiting customers, employees and shareholders. Ameritech supported the partnership by acquiring 34% of our shares from the Danish State.

In January 1998, our shareholders decided to reduce our share capital by 17% by repurchasing and canceling the Danish State’s remaining shares in Tele Danmark A/S. This transaction completed our privatization.

In October 1999 Ameritech and SBC Communications merged making SBC Communications one of the largest communications companies in the world. At the time, SBC Communications owned 41.6% of our shares.

In 2000, we completely restructured our operations to strengthen our competitive position and focus more clearly on high potential growth areas. An important driver of this restructuring was our investment in Switzerland, where we increased our ownership in sunrise and purchased a majority stake in diAx, a Swiss mobile provider. These investments and the subsequent merger of sunrise and diAx have made us the second-largest communications provider in Switzerland, offering landline, mobile and Internet services in direct competition with Swisscom. TDC group now comprises a holding company with business lines operating in specific business areas. These important changes are reflected in the names of our holding company and its business lines. As of year end 2000, our holding company (formerly Tele Danmark Group) became known as the TDC Group. Our principal business lines became TDC Switzerland, TDC Tele Danmark, TDC Mobile International, TDC Internet, TDC Directories, TDC Cable TV and TDC Services. Effective in January 2003, we streamlined domestic operations through the merger of TDC Tele Danmark and TDC Internet to form TDC Solutions.

On June 9, 2004, we were informed that SBC Communications sold approximately 51.4 million of TDC A/S ordinary shares, in privately negotiated transactions. In addition, TDC A/S has purchased approximately 18 million TDC A/S ordinary shares from SBC Communications pursuant to a Sale and Purchase Agreement entered into by and between Ameritech and Ameritech Luxembourg, on the one hand, and TDC A/S on the other hand, dated June 9, 2004 (the “Sale and Purchase Agreement”). The purchase price was DKK 188.50 per share, corresponding to a total consideration of

Back to Contents

approximately DKK 3.4 billion. Following these transactions, SBC Communications currently holds 9.5% of TDC A/S’s total share capital and TDC A/S currently holds approximately 10% of its own total share capital.

For a complete list of our significant subsidiaries and associated companies, see note 29 to our consolidated financial statements.

Overview of Our Revenues by Service Area

Net revenues by business line and geographic market (domestic or international) are specified in the table below. These revenues are generated by our various business lines operating in Denmark and 12 other countries in Europe. Since 2001, more than half of our net revenues have come from operations outside of Denmark. A discussion of our revenues by service area is included in “Our Subsidiaries” below, and in Item 5 under “Results of Operations by Business Line”.

DKK M	Year Ended December 31,
	2001	2002	2003

TDC Solutions	19,719	19,403	18,615
TDC Mobile International	17,580	16,259	15,420
TDC Switzerland	7,776	8,932	9,471
TDC Directories	1,502	1,529	1,423
TDC Cable TV	1,191	1,338	1,531
Other activities, including TDC Services and Belgacom	3,626	3,694	3,803

Total	51,394	51,155	50,263
of which
International activities	28,641	28,387	27,789
Domestic activities	22,753	22,768	22,474

Our Subsidiaries

TDC Solutions

TDC Solutions was created by merging our landline business, TDC Tele Danmark, with our Internet business, TDC Internet, on January 1, 2003. Creating TDC Solutions paved the way for continued broadband expansion and even more effective customer orientation.

We have since improved and simplified our customer orientation in this strong business line, which offers a full range of communications services. Our activities include telephony services, broadband solutions, advanced security and hosting services, terminal sales, data communications services and leased lines.

Internationally, TDC Solutions includes our wholly-owned subsidiary TDC Internordia, offering customer premises equipment to business customers in Sweden, our wholly owned subsidiary TDC Norge, a regional infrastructure company in Norway, our wholly-owned subsidiary TDC Carrier Services, offering wholesale landline telephony in the United States, our wholly owned subsidiary Contactel, offering a variety of services to business and consumer markets, and our wholly-owned subsidiary Dan Net, that provides business communities with data clearing and electronic data interchange services on the global market. TDC Solutions generated a large percentage of revenues from landline telephony, terminal equipment, data communications and Internet services, leased lines and operator services in each of the last three years.

TDC Solutions had 4.4 million customers and employed 11,765 people (full time equivalents) at December 31, 2003.

Back to Contents

TDC Solutions’ strategy is to complete its transformation from a traditional supplier of landline telephony into a state of the art company with a focus on Internet protocol, or IP, based solutions, value-added services, broadband and data communications services and convergence products. To that end, in 2003 TDC Solutions continued the process of migrating its traditional switched network to an entirely IP-based network and has made significant progress in rolling out Asymmetric Digital Subscriber Line ("ADSL") connections to cover almost the entire Danish population. In 2003, we gained more than 152,000 new ADSL customers. By the end of 2005, we expect that TDC Solutions will provide approximately 98% of the Danish population with the possibility of access to its broadband network.

TDC Solutions has already begun migrating from a traditional switched network to an IP-based network, in order to provide new products and services, including Voice over IP ("VoIP") solutions which it considers to be a major growth area for the future. TDC Solutions already delivers VoIP products to business customers on corporate intranets and extranets. Convergence products are another focus area, with an emphasis on the development and testing of new, bundled products. For business customers, TDC Solutions manages entire communications networks, from operating voice and data systems to running call centers; it also provides a tailored range of additional products to businesses. Correspondingly, TDC Solutions offers residential customers customized service offerings, including integrated voice, data transmission, billing surveillance, security and entertainment-on-demand features, in addition to providing the broadband ADSL capabilities mentioned above.

In 2004, TDC Solutions is expected to accelerate the deployment of access network fiber in large city areas. The infrastructure will then continue to have sufficient capacity if traffic in the network increases, as is expected. CityMAN is a new, flexible, high-speed Metropolitan Area Network that allows higher levels of interaction, cooperation and knowledge sharing between users on the Danish market. Work on the CityMAN project was begun in 2003. The new gigabit communications network for companies and the public sector was launched in autumn 2003 and will initially cover the island of Funen (in Denmark). Furthermore, CityMANs are expected to be established in a number of other high-activity areas in Denmark.

TDC Mobile International

TDC Mobile International is the clear market leader in the Danish domestic market for mobile telecommunications services. TDC Mobile International is also continuing to strengthen its mobile enterprises in Germany, Lithuania, Poland and Austria, with approximately 65% of its revenues being generated by operations in these countries in 2003. More than 80% of TDC Mobile International's net revenues have come from mobile telephony subscriptions and traffic during the last three years. The remainder is primarily generated by sales of terminal equipment. At December 31, 2003, TDC Mobile International had 6.1 million customers and 2,636 employees. TDC Mobile International acquired a Danish UMTS license in 2001, together with UMTS licenses in Poland and Austria in 2000. This UMTS platform provides TDC Mobile International with the ability to share knowledge and experience across these markets and TDC Mobile International is preparing to roll out UMTS Systems to fulfil license requirements and subsequently commercially launch this technology when a reasonable selection of handsets is available and sufficient demand for data and content-based services is present. On the Danish market the network build-out terms of the UMTS license requires coverage of 30% of the population by 2004 and 80% of the population by 2008. 80% of the population equals 50% of the geographical area of Denmark. Following a successful soft launch in 2002, One (the third largest mobile operator in Austria) has been ready since the fall of 2003 to launch UMTS services, such as video telephony, as soon as 3G handsets become available in sufficient quantities.

TDC Mobile International offers a variety of mobile products and services to match the diverse range of demand from residential and business customers. The basic service offered is voice telephony, which is provided on a post-paid or prepaid basis. Customers also receive a number of additional basic services at no charge when they purchase mobile telephony services. TDC Mobile International also offers Short Message Service ("SMS") permitting mobile telephone users to receive and send short text messages. The use of SMS has increased rapidly in each of TDC Mobile International’s European markets, with TDC Mobile International handling 611 million domestic SMS messages in 2003, representing a 17% increase in messages over 2002. TDC Mobile International also offers a range of mobile data services and, through its MIGway joint venture formed in 2001, provides customers in Denmark, Germany and Switzerland with the ability to

Back to Contents

access MSN hotmail and other data services from their mobile handsets. TDC Mobile International also offers GPRS services in certain of its European markets, as set forth below.

In 2003, we took advantage of an agreement with Mobile Tele System ("MTS"), a Russian mobile operator, for TDC to sell its shares for a price determined by the financial performance of UMC, and sold our 16.3% shareholding in Ukrainian Mobile Communications, a mobile telephone company. The agreed price was DKK 593 million. This transaction was consistent with our long term strategy of, in general, either obtaining a controlling interest in our subsidiaries or divesting.

The following companies fall within TDC Mobile International’s operations:

TDC Mobil (Denmark), TDC Mobile International’s wholly-owned subsidiary, is the leading player in the Danish mobile telecommunications market. TDC Mobil benefits from its cooperation with Vodafone, which has enabled TDC Mobil to quickly become a clear market leader in terms of international GPRS roaming agreements. During 2003, mobile General Packet Radio Services ("GPRS") traffic accelerated. As 70-80% of mobile phones sold by TDC Mobil in Denmark are currently GRPS compatible, a significant share of our customers are currently functionally ready for mobile data services. TDC Mobil was the first Danish operator to launch MMS thereby stimulating demand for mobile data services and preparing for 3rd generation mobile telephony. In the spring of 2003, we acquired a 20% share of Telmore, followed by the remaining shares in January 2004. Telmore is a successful Danish service provider for mobile subscribers who prefer low-cost web-based subscriptions. These typically appeal to younger customers but this self-service concept is rapidly spreading to other segments. In 2003, TDC Mobil experienced 5.5% growth in net revenues and 25.6% growth in subscribers, to 2.1 million. TDC Mobil grew its wholesale customer base, consisting of third-party resellers of subscription and traffic, by 80% in 2003.

Talkline (Germany) is TDC Mobile International’s wholly-owned German mobile company. Since its restructuring in 2001, when Talkline disposed of Talkline Nederland and terminated its landline and Internet businesses, Talkline is now focusing on providing mobile voice and data services within Germany on a service provider basis. Talkline launched Vodafone live in 2003, which offers customers picture messages, e-mails, Internet connection and many other popular services. In 2003, Talkline increased its mobile customer base by 22% to 2.1 million customers, compared with an overall market growth of 10%. Net revenues in 2003 amounted to DKK 6,667 million.

Bité (Lithuania) is wholly-owned by TDC Mobile International and had 0.5 million mobile customers at December 31, 2003, a 9% increase over 2002. In 2003, Bité signed a partner network agreement with Vodafone enabling Bité's GSM subscribers to access Vodafone's international mobile services while travelling across Europe. Its net revenues increased by 15% in 2003.

Polkomtel (Poland) is 19.6% owned by TDC Mobile International and is one of Poland’s leading mobile operators. In 2003, Polkomtel’s net revenues declined slightly, to DKK 1,739 million (pro rata) from DKK 1,800 in 2002, due primarily to fluctuations in foreign exchange rates, while its customer base grew by 21% to 1.1 million customers (pro rata), maintaining its one-third share of the mobile market. In local currency the net revenue increased by 9.9% in 2003. Poland continues to offer exceptional growth opportunities in the telecommunications market and, in light of the UMTS license it acquired in 2000 and the launch of GPRS services in 2001, we believe Polkomtel is well-positioned within the current market. In 2003, Polkomtel achieved, out of all IT and communications companies in Poland the title "most innovative company", according to the Institute of Economic Science at the Polish Academy of Science, because of the enormous variety of products and service it offers, especially in the business segment.

One (Austria) is 15% owned by TDC Mobile International. One is the third largest mobile operator in Austria. In 2003, its mobile customer base grew by 10% and it launched several GPRS applications. Following a successful soft launch in 2002, One (the third largest mobile operator in Austria) has been ready since the fall of 2003 to launch UMTS services, such as video telephony, as soon as 3G handsets become available in sufficient quantities. Its net revenues increased 13.2% in 2003 to DKK 714 million (pro rata).

Back to Contents

TDC Switzerland

Following the 2001 merger of sunrise and diAx, two Swiss telecommunications operators with complementary businesses, TDC Switzerland became the second largest telecommunications services provider in Switzerland, offering landline, mobile and Internet services under the sunrise brand name. With 824,000 landline and 1.3 million mobile customers, TDC Switzerland handles approximately 20% of all Swiss voice traffic. Its landline and mobile market shares are estimated to be approximately 20%, and more than 90% of TDC Switzerland's revenues between 2001 and 2003 have come from these two markets. At December 31, 2003, TDC Switzerland was one of the largest Internet service providers, or ISPs, in Switzerland, with 434,000 customers. Since the merger, TDC Switzerland has focused on high-growth areas such as the cross-selling and bundling of landline, mobile and Internet services, resulting in increased net revenues to DKK 9,471 million in 2003. TDC Switzerland has also experienced a decrease in churn rates since the merger, and the merger has allowed TDC Switzerland to profit from economies of scale.

In addition to landline products, including ADSL solutions, and mobile telephony and Internet services, TDC Switzerland offers mobile data services such as SMS and access to MSN hotmail as well as video streaming via existing GPRS services enabling customers to watch news clips and video on their GPRS handsets. TDC Switzerland acquired a UMTS license in December 2000 and anticipates building upon its existing GPRS capabilities to launch UMTS services when commercially viable.

In February 2003, we achieved full ownership of TDC Switzerland by acquiring all remaining shares from minority shareholders.

TDC Directories

TDC Directories publishes printed, electronic and internet-based directories in Denmark, Sweden and Finland. TDC Directories is the market leader in Denmark, remains one of the leading providers of Swedish business-to-business directories and leads the market for local business-to-consumer directories on the Danish market.

In January 2001, TDC Directories enhanced its position in the Danish and Swedish directories markets through its acquisitions of DM Huset and FöretagsFakta. During 2001 the Swedish activities were merged into TDC Forläg AB, as part of our strategy to consolidate TDC Directories’ Nordic presence. In 2002, TDC Directories acquired Hakemistot OY, a publisher of trade catalogs and national business-to-business catalogs in Finland. In 2003, TDC Directories acquired full control of the local directory company Odense Telefonbog and closed the business directory StorbyGuiden in Norway and the Swedish edition of the Yellow Pages, Gulan, in Sweden.

TDC Cable TV

TDC Cable TV supplies cable and digital television and telecommunications services, including broadband Internet access, to 924,000 households in Denmark. TDC Cable TV offers two-way communication to 117,000 customers, including members of local antenna and housing associations, in the form of Internet access. Altogether, the network provided TV signals and broadband Internet access for 37.5% of Danish households as at December 31, 2003.

TDC Services

The primary activities of TDC Services are to provide billing, logistics, procurement, facility management, wage administration, risk management, security, and information technology services for our other business units.

Regulatory Environment

Denmark has developed a comprehensive regulatory regime governing its telecommunications sector. The regulatory regime requires TDC to deliver a broad range of products to the retail and wholesale markets, and subjects TDC to price regulation. With respect to landline telephony, TDC is subject mainly to specific regulation of retail and wholesale

Back to Contents

pricing, as well as specific requirements regarding accounting separation and reporting. With respect to mobile telephony, TDC is subject primarily to specific financial reporting requirements regarding accounting separation and reporting as well as certain regulatory measures allowing user number portability when customers change to a new operator.

The Danish National IT and Telecom Agency has determined that TDC's retail prices on Public Switched Telephone Networks ("PSTN"), subscriptions and related fees must be kept at their current nominal level. Consequently, any increase in the cost of providing services could dilute TDC's earnings. The larger part of TDC's retail offerings of leased lines are to comply with a rule of cost-based pricing. The retail price regulation will be reconsidered by the Danish National IT and Telecom Agency and the Danish parliament during 2004.

On the wholesale market, the majority of TDC's wholesale prices are regulated. Until 2002, these wholesale prices were regulated mainly on the basis of historical cost analyses and best-practice benchmarking against corresponding international prices. Since January 1, 2003, prices of switched interconnection traffic, interconnection capacity, shared access and raw copper (unbundled access to the local loop) as well as related co-location have been based on the results of the LRAIC model. These changes in the regulatory regime brought significant price reductions since January 1, 2003. The annual update of the LRAIC model in 2004 resulted in minor decreases in interconnection prices compared with 2003. The LRAIC model will be updated every year and will be thoroughly reviewed in every third year. It is uncertain how the next review of the LRAIC model will impact interconnection prices.

In March 2002, the EU passed certain directives on the regulation of the telecommunications market that were subsequently implemented in Danish law in 2003. In accordance with the implemented legislation, the Danish National IT and Telecom Agency is to perform market analyses on 18 specifically defined markets with respect to landline telephony, mobile telephony, leased lines, unbundled access, broadband and television and radio transmission. Based on these market analyses, the authority will decide whether each individual market is subject to competition imperfections. If imperfections are identified, the authority must designate one or more operators as having significant market power in the relevant market, and may decide to adopt one or more regulative measures as appropriate to eliminate the imperfections. Such measures include: the acceptance of a reasonable request for interconnection, non-discrimination, reference offers, transparency, accounting separation, price controls and cost accounting obligations. Neither the extent to which TDC will be deemed to have significant market power nor the regulative measures that such an appointment would give rise to can be currently predicted. Uncertainty therefore exists regarding potential adverse regulatory effects on revenues and earnings. Until a market analysis of the relevant markets has been completed and the authorities have decided whether to adopt regulative measures, the current regulation will be maintained in each relevant market. The market analyses are expected to be completed during 2004.

In addition to certain landline services, which are currently regulated, termination and roaming charges in the mobile market might be subject to future regulation as a consequence of the market analyses mentioned above. Such regulation may also have an adverse effect on TDC’s revenues and profit margins.

More than half of TDC's 2003 net revenues are related to European operations outside Denmark. TDC’s international operations may be affected by the pace of liberalization in the telecommunications sector and political, economic and legal developments in such foreign countries.

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

We do not believe that we are dependent on any individual patent or other intellectual property right. To offer mobile telecommunications services in the different countries in which it operates, TDC Mobile International is dependent

Back to Contents

on licenses from the relevant authorities in each of those countries, some of which have limited terms. Although we expect that TDC Mobile International will be able to renew these licenses as necessary, they have no legal entitlements in this regard.

Property, Plant and Equipment

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

The total area of our properties comprises 1,142,818 square meters. As of December 31, 2003 and December 31, 2002, based on the relative distribution of square meters owned and leased, approximately 51% of our properties were owned by us and approximately 49% were leased. As of December 31, 2003, telecommunication installations represented 79% of our total property, plant and equipment, and other installations represented 9%, of our total property, plant and equipment.

For further information on property, plant and equipment see note 10 to our consolidated financial statements.

Competition

Since the full liberalization of the Danish telecommunications market in mid-1996, we have faced intense competition, based primarily on price, in the market for landline telephony services. In the market for domestic and international long distance telephony services, competition has been enhanced by regulations requiring us to permit other telecommunications companies to interconnect with our network at fixed rates. These fixed rates have been reduced numerous times over the past five years, resulting in a reduction of prices. See Item 4, “Regulatory Environment”.

Competition in mobile telephony has generally focused on price, coverage, range of services offered and quality of services. In Denmark, TDC Mobile International’s primary market, the rate of mobile telephone penetration is relatively high. Consequently, we expect growth in the number of customers to decline, as the focus of competition shifts from customer acquisition to customer retention. As the dominant incumbent operator in the Danish domestic market for mobile telephony services, we anticipate that TDC Mobile International will be required to continue to focus on expanding the range and quality of its mobile voice and data services in order to maintain its market share.

Corporate Governance

Our shares are listed on the Copenhagen Stock Exchange and our American Depositary Shares ("ADSs") are listed on the New York Stock Exchange ("NYSE"). Although, in general we are in compliance with the corporate governance rules of both stock exchanges, the differences between our corporate governance practices and the NYSE governance standards are set out on our web page at “http://tdc.com/article.php?dogtag=tdc_o_english_invest_corp_nyse”.

Legal Proceedings

We are a party to certain pending lawsuits in Denmark and other countries and in certain pending cases with Danish authorities and complaints boards. We are of the opinion that, even if the outcome of these cases is not in our favor, there will be no significant adverse effect on our financial position.

We are a party to certain cases that we have brought against third parties. A favorable outcome for us of these cases would positively impact our results of operations and financial position.

Back to Contents

Item 5	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our consolidated financial statements, prepared in accordance with accounting principles generally accepted in Denmark (Danish GAAP), which differ in certain significant respects from US GAAP. For a reconciliation of the material differences between Danish GAAP and US GAAP that are relevant to us, see note 30 to the Consolidated Financial Statements.

Overview of Group Results

TDC A/S is a holding company operating in the communications services industry, with subsidiaries and affiliates in Denmark and 12 other European countries. Currently, we conduct our operations through six business lines: TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Directories, TDC Cable TV and TDC Services. A description of each business line is included in a separate discussion of their results as well as in Item 4 above.

In 2003, our dedicated and disciplined efforts to rationalize the structure of the Group and to improve earnings and cash flows produced healthy results. We faced an operating environment in 2003 that was similar in many ways to the operating environment in 2002. Telecom regulators in Denmark continued their efforts to liberalize the traditional landline voice market, resulting in pricing pressures and increased competition. In addition, landline traffic volumes have been impacted by a general migration from traditional voice services to other means of communication, such as mobile services or IP-based voice and data solutions. Competition in the domestic mobile business remained strong, with several network operators and a highly penetrated market. Our investments in European mobile network operators continued to perform well, and Talkline, a German service provider owned 100% by TDC, continued to benefit from a successful restructuring commenced in 2001. The domestic Internet business also grew strongly in 2003, driven primarily by growth in the number of ADSL customers. Finally, we continued to strengthen our position as an alternative communications provider in Switzerland, with solid growth at TDC Switzerland.

In 2003, we delivered strong growth in earnings from operations, primarily reflecting significant improvement in TDC Switzerland's financial performance, combined with growth in TDC Mobile International and continued rapid expansion of ADSL service in Denmark. Conversely, the unfavourable regulatory environment in Denmark, migration from traditional landline services to mobile and Internet offerings and unfavourable general economic conditions in our two main markets, Denmark and Switzerland, resulted in an earnings decline in the domestic landline business.

The financial results for the group are summarized in the table below. The revenue and expense figures in the table, and the related discussion, reflect the inclusion of our pro rata share of the results from affiliated enterprises in which we have joint dominant influence, but not operating control.

Back to Contents

TDC Group
				Percent Change

DKK M	2001	2002	2003	2002 vs. 2001	2003 vs. 2002

Net revenues	51,394	51,155	50,263	(0.5)	(1.7)
Work performed for own purposes and capitalized	1,661	1,639	1,448	(1,3)	(11.7)
Other operating income	1,088	1,175	934	8,0	(20.5)

Total revenues	54,143	53,969	52,645	(0.3)	(2.5)

Operating expenses	42,491	39,723	38,857	(6.5)	(2.2)
Depreciation, amortization and writedowns	10,688	10,216	9,548	(4.4)	(6.5)

Total operating expenses	53,179	49,939	48,405	(6.1)	(3.1)

Operating Income	964	4,030	4,240	318.0	5.2

Income from investments	772	(38)	30	-	-
Fair value adjustments	623	3,257	572	-	-
Interest and other financial expense, net	(1,355)	(1,114)	(1,189)	(17.8)	6.7

Net financials	40	2,105	(587)	-	-
Income before income taxes	1,004	6,135	3,653	511.1	(40.5)
Total income taxes	1,425	1,686	1,644	18.3	(2.5)
Minority interests' share of net income	407	93	(209)	-	-

Net income	(14)	4,542	1,800	-	(60.4)

Results for each of the years shown above include the impacts of certain one-time items that are not necessarily reflective of the underlying operations, as discussed below. In addition, the line titled "Fair Value Adjustments" includes the impacts of adjusting minority passive investments and other financial assets to fair value in accordance with Danish GAAP, which differs in some respects from the treatment of such items under US GAAP. See note 30 to the consolidated financial statements for a reconciliation of net income under Danish GAAP to US GAAP.

The specific one-time items that have impacted our results in each of the three years shown above are as follows:

2003

We recorded impairment losses and asset write-downs totalling DKK (220) million before tax and DKK (164) million after tax related primarily to TDC Norge as well as the closure of TDC Directories' non-profitable Norwegian subsidiary (Storbyguiden). We recorded these charges as a component of depreciation, amortization and write-downs. The impairment related to TDC Norge resulted from unexpected negative developments, which indicated that previous assumptions used in the valuation of this investment were no longer valid. Following a thorough review of operations and future prospect for this investment, our estimate of the enterprise value was adjusted downward to reflect reduced free cash flow expectations and lower terminal growth rates. Cost of capital assumptions were also adjusted as necessary to reflect increased risks associated with the ongoing investment.

Restructuring costs for the TDC Group amounted to DKK (1,670) million before tax and DKK (1,180) million after tax and related primarily to costs regarding transfer of Belgacom's pension liabilities to the Belgian state which amounted to DKK (951) million before tax and DKK (678) million after tax. TDC owns 15.9% of Belgacom through ADSB Telecommunication BV. The Belgian State, ADSB Telecommunication BV and Belgacom entered into an agreement to proceed with the preparations for a potential initial public offering (IPO) of Belgacom, the leading provider of communications services in Belgium. See below under "Recent developments" for further discussion of the Belgacom IPO.

Reversals of unused restructuring provisions in Talkline amounted to DKK 152 million before tax and DKK 106 million after tax in 2003. See below under "Talkline Restructuring" for further discussion of the Talkline restructuring in 2001. Impacts from these reversals are shown as operating expense.

Back to Contents

In June 2003 we decided to reduce TDC's Danish workforce by 1,180 employees across the domestic business lines. The total costs associated with this headcount reduction were DKK (857) million before tax and (600) million after tax. See below under "Restructuring effects - Redundancy program in domestic business".

Profit before tax on sales of major enterprises amounted to DKK 171million before tax and DKK 170 million after tax. This amount related primarily to a gain regarding Belgacom’s buy-back of its own shares from TDC, amounting to DKK 233 million before tax, shown as other operating income and included in total revenues, as well as a loss related to the divestment of the Polish Internet activities by TDC Internet Polska, which was sold on April 1, 2003, amounting to DKK (62) million before tax, included in operating expenses.

The total net income impact of one-time items after tax and minority interests was DKK (1,174) million in 2003.

2002

We recorded impairment losses and asset writedowns totalling DKK 1,066 million before and after tax related to investments in Contactel S.A. (Czech Republic), TDC Norge A/S (Norway) and TDC Internet Polska S.A. (Poland). We recorded these charges as a component of depreciation, amortization and writedowns. The impairments resulted from events occurring in 2002, primarily related to operating environments and market developments, which indicated that previous assumptions used in the valuation of these investments were no longer valid. Following a thorough review of operations and future prospects for each of these investments, our estimates of enterprise value were adjusted downward to reflect reduced free cash flow expectations and lower terminal growth rates. Cost of capital assumptions were also adjusted as necessary to reflect increased risks associated with the ongoing investments.

The net impact of restructuring programs was a charge of DKK 556 million before tax and DKK 359 million after tax in 2002. These amounts consist of our pro rata share of a restructuring program at Belgacom (DKK 925 million before tax and DKK 610 million after tax), offset by reversals of unused restructuring provisions, primarily at Talkline (DKK 369 million before tax and DKK 251 million after tax). See below under "Talkline Restructuring" for further discussion of the Talkline restructuring in 2001.

Offsetting these negative items, we realized gains of DKK 489 million before and after tax resulting primarily from asset sales by Belgacom during 2002. In February 2002, Belgacom sold a portion of its interest in Ben, a mobile operator in the Netherlands, resulting in a tax-free gain of DKK 343 million for TDC. Following this sale, Belgacom's investment in Ben became a minority passive investment as a consequence of the reduction in its share ownership from 27.4% to 17.2%. Sales of Ben shares by Belgacom after this date were classified as fair value adjustments rather than onetime gains. We also realized a tax-free gain of DKK 123 million related to Belgacom's sale of Belgacom France in 2002. These gains are shown as other operating income and included in total revenues.

The total net income impact of one-time items after tax and minority interests was DKK (859) million in 2002.

2001

During 2001, we considered our strategic options and decided to restructure Talkline. This resulted in a one-time charge of DKK 2,720 million in 2001 (DKK 2,113 million after tax). The one-time item included impairment charges and provisions related to fulfilment of obligations towards employees and resellers, among others.

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

In addition, we exchanged or disposed of a number of shareholdings, resulting in a pre-tax gain of DKK 1,058 million (net income impact of DKK 754 million), including:

•	a disposal of 7.9% of Belgacom's stake in Ben, resulting in a tax-free gain of DKK 231 million; and

Back to Contents

•	a net gain of DKK 827 million resulting from ownership changes relating to Ceske Radiokommunikace, recorded as income from investments, resulting in a net income impact of DKK 523 million.

The total net income impact of one-time items after tax and minority interests was DKK (2,055) million in 2001.

Restructuring effects

Redundancy program in domestic business

In June 2003 we decided to reduce TDC's Danish workforce by 1,180 employees. The total costs associated with this headcount reduction were DKK (857) million before tax and DKK (600) million after tax. We agreed with 961 employees that they could leave TDC voluntarily before the end of 2003. Another 219 employees were notified of the termination of their employment with us and they also left in 2003. Other than the above costs associated with the headcount reduction, the headcount reduction had no significant financial impact in 2003. See below under 'Recent developments' for further discussion of the redundancy program.

The decision regarding the headcount reduction follows from TDC's domestic business experiencing a certain amount of stagnation, resulting from a weak Danish economy, fierce competition and increased regulation. The range of IP-based telephony solutions and the migration to mobile telephony and ADSL have resulted in declining landline traffic. Further, technological developments like web based self-service and "do-it-yourself" installation products will continue to reduce the manning need in the Danish business. This has caused decline in sales growth and production volumes, resulting in employee redundancy.

Talkline Restructuring

As mentioned above, during 2001 we commenced an investigation of Talkline’s strategic options, and in October 2001 we committed to a plan to restructure Talkline’s operations. The result of our investigations was a decision to terminate Talkline’s landline and Internet activities and to divest its Dutch mobile activities through a sale to a third party. The closure of the landline and Internet activities was conducted primarily through abandonment, and all financial issues related to the exit plan were substantially completed during 2003. Its German mobile and Infodienste activities continue to operate.

In 2001, we recorded a one-time charge of DKK 2,720 million for the costs associated with the restructuring of Talkline. Of this, impairment charges resulting from the abandonment and sale of assets amounted to DKK 1,785 million. Such assets included goodwill, other intangible assets and equipment. The provision for restructuring amounted to DKK 935 million.

The total restructuring charge was expensed in 2001 in the business line TDC Mobile International A/S, and consisted of the following elements:

•	DKK 815 million for exit costs relating to existing obligations; and
•	DKK 120 million for cost relating to involuntary termination benefits.

During 2002, management of TDC Mobile International determined that a portion of the originally anticipated restructuring costs would not be incurred, due primarily to the successful transfer of a large number of landline and Internet customers to other providers, thereby avoiding contract termination costs. As a result, we reduced the restructuring liability in 2002, with a corresponding reduction to operating expenses. The income statement impact was DKK 327 million before tax and DKK 245 million after tax.

During 2002, approximately DKK 315 million was charged against the Talkline restructuring liability, and 228 employees were terminated under the provisions of the plan. As of December 31, 2002, approximately DKK 238 million of the restructuring liability remained. We expect to incur the remaining costs associated with the restructuring program over the next several years. Because the Talkline restructuring was designed to eliminate under-performing parts of the

Back to Contents

business, we expect cost savings resulting from the program to exceed the corresponding revenue reductions, resulting in improved operating margins. In 2002, the restructuring program resulted in an improvement of DKK 601 million in Talkline's income from operations.

During 2003, management of TDC Mobile International determined that a portion of the originally anticipated restructuring costs would not be incurred, due primarily to avoided costs in relation to termination of contracts with agents, dealers and customers. Reversals of unused restructuring provisions in 2003 in Talkline amounted to DKK 152 million before tax and DKK 106 million after tax. Further, during 2003 DKK 18 million was charged against the Talkline restructuring liability. As of December 31, 2003, approximately DKK 68 million of the restructuring liability remained.

Belgacom Restructuring

In January 2002, Belgacom implemented the BeST program to restructure its organization, work methods and procedures, in order to prepare the company for a significant shift of business activities to the Internet. As a result of this restructuring, 4,450 employees were offered voluntary termination from the company in January 2002, and 4,157 accepted the offer. The total cost of the program was approximately EUR 656 million before tax, resulting in a pro rata charge for TDC of DKK 925 million before tax (DKK 610 million after tax). At December 31, 2002, 2,181 employees had left the company under the BeST program, and another 1,976 employees were expected to leave between 2003 and 2005. In addition, 2,497 employees were engaged in "reconversion" training programs, the costs of which are charged to the income statement as incurred.

Employee stock ownership program

On November 4, 2003 TDC decided to offer shares in TDC A/S to employees in the TDC Group, employed by group companies in which TDC has a share ownership greater than 50%. Approximately 15,500 employees were each offered up to 90 TDC A/S ordinary shares at a price of DKK 100 per share. Employees were able to purchase the shares up until December 2, 2003. A total of 12,509 employees accepted the offer and bought approximately 1,090,370 shares. The shares were bought by TDC on behalf of its employees in the market and the associated expense was recorded as a one-time expense in the business lines, but was eliminated on group level where the expense was recorded against shareholder equity. The shares are to be held in custody for five calendar years.

Results of Group Operations

Following is a discussion of the consolidated results of TDC Group on an as-reported basis without adjusting for the one-time items discussed above. In addition, the developments in 2001, 2002 and 2003 were impacted by certain major changes in activities and ownership shares. Effective April 1, 2003, we changed from gross to net accounting of content settlement with respect to Talkline Infodienste as a consequence of transferring the debtor risk to the content providers. As part of our restructuring of Talkline in late 2001, we divested Talkline Nederland in November 2001 and discontinued the operations of landline and Internet activities in Germany as of April 1, 2002.

In October 2002 we deconsolidated the Ukranian mobile operator UMC, as our ownership became a minority passive investment. Following a change in ownership structure at Ben, we changed our method of accounting from pro rata consolidation to the cost method as of December 1, 2001. Our investments in Switzerland resulted in the inclusion of diAx results from February 1, 2001, and a change in the reporting of sunrise results from pro rata consolidation within TDC Solutions to full consolidation within TDC Switzerland. This change was effective from December 1, 2000. In February 2003, we achieved full ownership of TDC Switzerland by acquiring the remaining shares from the minority shareholders.

Back to Contents

Net Revenues

Our net revenues declined from DKK 51,155 million to DKK 50,263 million in 2003, a decrease of 1.7%. The change from gross to net accounting of content settlement in Talkline Infodienste as of April 1, 2003 as a consequence of transferring the debtor risk to the content providers, contributed significantly to the decrease in net revenues, as did the deconsolidation of the Ukrainian mobile operator UMC as of October 1, 2002 and the restructuring of Talkline. Traditional landline services also contributed to the decrease, due to the migration toward mobile telephony and private IP-based networks and regulator-required price reductions. In addition, volume reductions in selected low margin areas in TDC Solutions (such as transit traffic) and Talkline Infodienste, combined with unfavourable foreign exchange rates on the Polish and Swiss currencies, resulted in decreased net revenues. These decreases were partly offset by higher net revenues in the mobile businesses in Denmark, Germany and Switzerland as well as the Danish ADSL and cable TV business areas.

In 2002 net revenues declined by 0.5% to DKK 51,155 million. The decrease was due primarily to lower revenues from our Talkline subsidiary resulting from the discontinuation of landline and Internet operations in Germany in April, 2002, and sale of mobile operations in the Netherlands in November, 2001. Revenues also declined in the domestic landline business, resulting from mandated price reductions, increased competition, and substitution from landline services to mobile and Internet services. These declines were substantially offset by strong revenue growth at TDC Switzerland, continued rapid expansion of domestic Internet services, primarily ADSL, and growth in domestic mobile operations.

Total Revenues

Total revenues consist of net revenues, work performed for own purposes and capitalized, and other operating income. Changes in total revenues in 2003, aside from the net revenue changes discussed above, resulted primarily from a declined activity level in work performed for own purposes and capitalized, as well as a decrease in other operating income in 2003 (as other operating income in 2002 were positively impacted by asset sales). Changes in total revenues in 2002, aside from the net revenue changes discussed above, resulted primarily from realized gains on asset sales.

Operating Expenses

Our operating expenses are composed of transmission costs, raw materials and supplies; other external charges; and wages, salaries and pension costs. Operating expenses decreased from DKK 39,723 million in 2002 to DKK 38,857 million in 2003. Much of the decrease resulted from a change from gross to net accounting of content settlement with respect to Talkline Infodienste in April, 2003, as well as lower transmission costs in Talkline Infodienste and in TDC Solutions resulting from lower transit traffic volumes. Other external charges also decreased, stemming largely from streamlining of operations at TDC Switzerland and at TDC Solutions, stringent costs controls, as well as the deconsolidation of the Ukrainian mobile operator UMC and the restructuring of Talkline. These decreases were partially offset by the impact of the following one-time items: the domestic redundancy programme, the costs associated with the transfer of Belgacom's pension liabilities to the Belgian state, the higher costs associated with the purchase of handsets and higher transmission costs from increased voice and SMS traffic volumes.

Operating expenses declined from DKK 42,491 million to DKK 39,723 million in 2002, a decrease of 6.5%. Much of the decrease resulted from the restructuring of Talkline, where closure or sale of portions of the operations in 2001 and early 2002 led to an improved cost profile. In addition, a portion of the Talkline restructuring charge related to employee severance and other shutdown costs was included in 2001 operating expenses. Also contributing to the decrease was lower sales of terminal equipment in the domestic market, combined with lower marketing costs in Denmark, and cost improvements at Belgacom. These decreases were partially offset by increased costs at TDC Internet, resulting from strong volume growth and increased activities with ISP businesses in the Czech Republic and Poland. Wages, salaries and pension costs also increased, due to the impacts of a workforce restructuring program at Belgacom combined with an increase in average headcount and higher salary levels in Denmark.

Back to Contents

Depreciation, Amortization and Write-downs

In 2003, depreciation, amortization and write-downs decreased to DKK 9,548 million compared with DKK 10,216 million in 2002. The figures for both years were impacted by impairment charges as discussed above. Adjusted for onetime items, depreciation, amortization and write-downs increased by DKK 150 million in 2003. The increase stemmed mainly from reassessment of assets' useful lives and change in asset mix toward assets with shorter lifetimes in TDC Solutions, combined with the impact of higher amortization of goodwill and other intangible assets in TDC Switzerland following the acquisition of the remaining shares in TDC Switzerland at the end of February 2003. These increases were partly offset by a lower asset base on IT equipment and lower depreciation in connection with the Belgacom investment due to a lower mobile asset base.

Depreciation, amortization and write-downs decreased from DKK 10,688 million in 2001 to DKK 10,216 million in 2002, a decrease of 4.4%. Both amounts were impacted by impairment charges recorded in 2002 and 2001, as discussed above. Adjusting for the one-time charges, depreciation and amortization expenses increased by DKK 647 million in 2002, or 7.6%. Higher asset bases in TDC Switzerland and TDC Solutions contributed to the increase, as did the use of shorter asset lives and adjustments to the value of certain equipment installed at customer locations. Implementation of a new customer care and billing system for the domestic mobile operation also contributed to the increase.

Income from Investments

Income from investments consists of our share of the net income recorded by investments accounted for using the equity method. Such investments did not contribute significantly to our net income in 2003 or 2002. In 2001, we realized a net gain of DKK 827 million resulting from ownership changes relating to Ceske Radiokommunikace. Excluding this onetime net gain, income from investments was DKK 30 million in 2003, DKK (10) million in 2002 and DKK (55) million in 2001.

Fair Value Adjustments

In accordance with the requirements of the Danish Financial Statements Act, we record income (or loss) related to changes in the fair value of minority passive investments and other financial assets. Minority passive investments consist of investments in equity securities of a company where we do not have significant influence over its management.

In 2003, fair value adjustments amounted to an income of DKK 572 million, of which fair value adjustments of minority passive investments were DKK 383 million and related primarily to the Ukrainian mobile company UMC. The remaining amount of DKK 189 million was primarily related to fair value adjustments of derivatives, as a result of the decrease in medium and long term interest rates. In 2002, fair value adjustments aggregated an income of DKK 3,257 million, comprising fair value adjustments of minority passive investments of DKK 3,119 million, that related primarily to the sale of shares in the Dutch mobile company Ben by TDC Mobile and Belgacom, and other fair value adjustments of DKK 138 million. In 2001, aggregated income from fair value adjustments amounted to DKK 623 million and was primarily related to Ben.

Interest and Other Financial Expenses, Net

Interest and other financial expenses increased by DKK 75 million to DKK 1,189 million in 2003. The increase reflected a combination of lower average net interest bearing debt and higher average interest rates. In 2002, interest and other financial expenses, decreased to DKK 1,114 million from DKK 1,355 million in 2001, due primarily to the effects of lower average interest rates, offset by slightly higher average debt levels during the year.

Average net debt decreased in 2003 to DKK 30,095 million from DKK 31,324 million in 2002 and DKK 29,912 million in 2001.

Back to Contents

Income Taxes

Total income tax expense decreased to DKK 1,644 million in 2003 from DKK 1,686 million in 2002 and our effective tax rate was 45% in 2003 compared with 27.5% in 2002. The increase in the effective tax rate mainly related to the tax free divestment of Ben in 2002. Adjusted for one-time items and fair value adjustments the effective tax rate was 44.3% compared with 47.3% in 2002. The decrease of 3.0 percentage points related mainly to an adjustment in the Belgian statutory corporate income tax rate from 40% to 34%, in January 2003, and a positive income development before tax and before goodwill amortization in TDC Switzerland. Furthermore, the decrease related to lower losses in international operations in which the tax value of losses was not capitalized. These decreases were partly offset by higher goodwill amortizations in TDC Switzerland (non-deductible for tax purposes), and a change of the tax deductibility of goodwill amortization as a result of amendments in Danish tax law.

Our effective tax rate decreased significantly in 2002, to 27.5% from 141.9% in 2001. Much of the decrease resulted from the recording of fair value adjustments with no tax effect, related primarily to our Ben divestment. Adjusted for one-time items and fair value adjustments, our effective tax rate was 47.3% in 2002, compared with an effective tax rate of approximately 62.9% in 2001. The reduction in our effective tax rate resulted from a change in the distribution of income between companies with different effective tax rates.

Minority Interests

In 2003, minority interests’ share of net income amounted to a loss of DKK 209 million compared with an income of DKK 93 million in 2002 and an income of DKK 407 million in 2001. The change from 2002 to 2003 was related mainly to changes in ownership shares in TDC Norge, TDC Internet Polska and TDC Switzerland, whereas the change from 2001 to 2002 related primarily to the improved result in TDC Switzerland.

Results of Operations by Business Line

Following our strategic realignment in November 2000, and the decision to merge TDC Tele Danmark and TDC Internet in January, 2003 to form TDC Solutions, we have separated our operations into distinct lines of business focusing on specific products, services and customers. Each business line generates discrete financial results for performance measurement purposes. We had six business lines in 2003, consisting of TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Directories, TDC Cable TV and TDC Services. With the exception of TDC Services, each of the business lines is discussed separately below. Results of TDC Services are discussed together with other corporate activities, including our stake in Belgacom, TDC A/S (parent company) expenses, and intercompany eliminations.

Our management evaluates business line performance based on results adjusted for one-time items. We believe that the one-time items excluded from business line results do not reflect the underlying fundamentals of the business, and should be analysed separately. Therefore, the figures in the following tables, and the related discussions of results, have been adjusted to exclude the impact of one-time items previously discussed. Information is provided to allow reconciliation of adjusted results to results on an as-reported basis.

Back to Contents

TDC Solutions

TDC Solutions provides a full range of communications services for customers in Denmark, including telephony services, broadband solutions, advanced security and hosting services, data communications services, terminal sales and leased lines. In addition, TDC Solutions offers a more limited range of products and services to customers in Norway and Sweden. The table below sets forth results for TDC Solutions.

TDC Solutions
				Percent Change

DKK M	2001	2002	2003	2002 vs 2001	2003 vs 2002

Revenues
Landline telephony	11,725	10,933	10,074	(6.7)	(7.9)
Retail	8,429	8,032	7,591	(4.7)	(5.5)
Subscription fees	4,127	3,997	3,782	(3.2)	(5.4)
Voice traffic	4,303	4,035	3,809	(6.2)	(5.6)
Wholesale	3,295	2,901	2,483	(11.9)	(14.4)
Transit traffic	1,407	1,210	1,010	(14.0)	(16.5)
Other	1,889	1,691	1,473	(10.5)	(12.9)
Leased lines	1,734	1,567	1,220	(9.6)	(22.1)
Data communication and Internet services	2,093	2,775	3,352	32.6	20.8
Terminal equipment	2,666	2,684	2,425	0.7	(9.6)
Other	1,500	1,444	1,544	(3.7)	6.9

Total net revenues	19,719	19,403	18,615	(1.6)	(4.1)
Other revenues	1,773	1,643	1,469	(7.3)	(10.6)

Total revenues	21,492	21,047	20,084	(2.1)	(4.6)
Operating expenses
Transmission costs, raw materials and supplies	6,018	5,718	5,496	(5.0)	(3.9)
Other external charges	4,747	4,645	4,160	(2.1)	(10.4)
Wages, salaries and pension costs	4,480	4,906	4,617	9.5	(5.9)
Depreciation and amortization	2,726	3,109	3,408	14.0	9.6

Total operating expenses	17,971	18,377	17,681	2.3	(3.8)

Operating income	3,521	2,668	2,403	(24,2)	(9.9)
Operating margin	16,4%	12,7%	12,0%

The results shown in the table above exclude certain one-time items that do not necessarily reflect the underlying fundamentals of the business. If these items had been included in the results above, operating income would have been reduced by DKK 857 million in 2003, reduced by DKK 1,037 million in 2002 and increased by DKK 398 million in 2001. The operating income amount for 2003 consists of (i) the impact from the redundancy program (DKK (525) million) (ii) loss on sale of TDC Internet Polska (DKK (62) million) (iii) impairment of fixed assets in TDC Norge (DKK (186) million) and (iv) impact from the employee stock ownership program (DKK (84) million). The operating income amount for 2002 consists of (i) an impairment of goodwill related to TDC Norge (DKK (352) million) (ii) impairment charges related to Contactel (DKK (350) million) and TDC Internet Polska (DKK (336) million). The 2001 amount consists of (i) a dilution gain recorded as other operating income (DKK 588 million), resulting from the change in ownership structure at sunrise in conjunction with the formation of TDC Switzerland (eliminated in consolidation), partially offset by (ii) an impairment of fiber network assets in Germany (DKK (190) million), concurrent with the restructuring of Talkline. This impairment increased depreciation, amortization and write-downs.

Net Revenues

Our net revenues in TDC Solutions amounted to DKK 18,615 million in 2003, a decrease of DKK 788 million or 4.1% compared with DKK 19,403 million in 2002, which was a decrease of 1.6% from DKK 19,719 million in 2001. The

Back to Contents

landline voice market in Denmark is one of the most open and competitive in Europe. Retail price cap regulations require us to reduce landline voice prices in real terms each year, and attractive wholesale interconnection rates have stimulated competition from alternative providers. In addition, traditional landline services, both domestic and international, are under pressure due to a migration toward mobile telephony and private IP-based networks.

Net revenues from retail landline telephony decreased 5.5% in 2003 and 4.7% in 2001. This net revenue category consists primarily of retail voice traffic and subscription fees. The decreases were driven primarily by a declining customer base, which decreased 5.8% to 2.5 million customers at year-end 2003, and 4.5% to 2.7 million customers at year-end 2002. In addition, minutes sold decreased 1,089 million or 10.1% to 9,698 million minutes in 2003, following a decrease of 6.1% in 2002. Regulator-required price reductions of 1.6% in 2003 (traffic and subscription on average) also contributed to the revenue decrease, compared with regulator-required price reductions of 1.1% in 2002. In 2002 the decreasing revenues were offset slightly by increases in subscription prices.

Net revenues from wholesale landline telephony decreased 14.4% in 2003 and 11.9% in 2002. This revenue category consists primarily of domestic and international wholesale traffic revenues as well as domestic service provider revenues. Net revenues from transit traffic decreased DKK 200 million or 16.5% to DKK 1,010 million compared with a decrease of 14.0% or DKK 197 million in 2002, both driven by lower international transit traffic revenues due to lower prices. Furthermore, other wholesale revenues declined DKK 218 million or 12.9% to DKK 1,473 million due mainly to interconnect revenues decreasing DKK 198 million or 27.4% as a result of a 6.4% decline in national interconnect volumes and a number of regulator-required price reductions of up to 60% following the implementation of LRAIC model from January 1, 2003. In 2002 other wholesale revenues declined DKK 197 million or 10.5% primarily due to a 16.5% decline in national interconnect volumes.

Net revenues from leased lines, including national and international leased line services, decreased 22.1% in 2003, following an decrease of 9.6% in 2002. The declining revenue level in 2003 and 2002 stemmed primarily from a decrease in the number of national leased lines that was due to migration primarily toward ADSL as well as an 8% regulator-required price reduction imposed in August, 2002.

Our net revenues from data communications and Internet services grew by 20.8% in 2003 and 32.6% in 2002. This revenue category includes primarily domestic ADSL, dial-up and IP services as well as Internet activities in subsidiaries. The growth was generated primarily by a DKK 621 million increase in ADSL revenues in 2003, following an increase of DKK 529 million in 2002. The ADSL customer base grew 60.1% to 405,000 customers at year-end 2003, compared with an increase of 127.9% to 253,000 customers at year-end 2002.

Net revenues from terminal equipment fell 9.6% in 2003 to DKK 2,425 million following an increase of 0.7% in 2002. This revenue category includes primarily sales and installation of hardware ranging from handsets to large switchboards, and service agreements with domestic and international business customers. The decrease in 2003 stemmed primarily from Danish operations as a result of a declining market growth.

Net revenues from other services increased 6.9% in 2003 and fell 3.7% in 2002. This revenue category includes mobile telephony and operator services. In 2003, the increase related largely to Duét, a bundled landline/mobile product offered by TDC Solutions. Higher activity levels in Dan Net, the fully-owned subsidiary that provides global data clearing services, also contributed to this growth. Both were partly offset by lower activities in operator services.

Total operating Expenses

Total operating expenses decreased 3.8% in 2003 to DKK 17,681 million from DKK 18,377 million in 2002, following an increase of 2.6% in 2002. The decrease in 2003 resulted from lower costs related to other external charges, lower wages, salaries and pension costs as well as lower depreciations and amortizations. The increase in 2002 resulted primarily from higher wages, salaries and pension costs as well as higher depreciation and amortization, offset somewhat by lower costs related to other external charges.

Back to Contents

Transmission costs, raw materials and supplies decreased by 3.9% in 2003 and by 5.0% in 2002. The decrease in 2003 stemmed mainly from lower domestic consumption of raw materials related to lower terminal sales, as well as lower transmission costs related to a decrease in prices for international transit traffic and in landline traffic volumes, partly offset by increased traffic on the landline/mobile convergence products Plusnet Mobil and Duét. The decrease in 2002 was due to lower domestic costs, including lower raw materials costs, partly offset by higher costs related to the expansion of dial-up and ADSL services in Denmark.

Other external charges fell 10.4% in 2003 and 2.1% in 2002. The decrease in 2003 resulted primarily from lower domestic costs due to both stringent cost control and less work performed for own purposes and capitalized as a result of generally lower activity. Furthermore, other external charges from international activities also decreased. The decrease in 2002 was due primarily to cost control efforts, particular with respect to external contractors.

Wages, salaries and pension costs decreased by 5.9% in 2003, following an increase of 9.5% in 2002. The decrease in 2003 resulted primarily from a decrease in full-time equivalents. The average number of full-time equivalent employees decreased by 6.7% during 2003, mainly in the domestic business area as a result of natural attrition. The headcount reduction associated with the domestic redundancy program had no significant impact in 2003. Furthermore wages, salaries and pension costs decreased in the foreign subsidiaries due mainly to the sale of TDC Internet Polska and fewer employees in TDC Norge. The increase in 2002 resulted primarily from a higher number of employees as well as a general increase in average wages.

Depreciation, amortization and write-downs increased DKK 299 million or 9.6% to DKK 3,408 million in 2003, reflecting primarily reassessment of assets' useful lives DKK 167 million and a change in asset mix toward assets with shorter lifetimes. In 2002, depreciation, amortization and write-downs increased by 14% and was due primarily to a write-down of the value of certain equipment, mostly modem equipment, located at customer premises, and where changes in technology resulted in impairments, as well as a write-down of installation materials.

TDC Mobile International

TDC Mobile International is a leading provider of mobile telephony services in Denmark, to both retail customers and resellers providing mobile services using our network. In addition, we are a reseller of mobile and information services in Germany through our wholly-owned Talkline subsidiary, and have investments in network operators in Austria, Lithuania and Poland. The table below sets forth results for TDC Mobile International.

TDC Mobile International
				Percent Change

DKK M	2001	2002	2003	2002 vs. 2001	2003 vs. 2002

Revenues
Domestic operations	4,808	5,152	5,433	7.2	5.5
European net operators	3,425	3,474	3,319	1.4	(4.5)
Talkline	9,347	7,633	6,668	(18.3)	(12.6)

Total net revenues	17,580	16,259	15,420	(7.5)	(5.2)
Other revenues	364	394	299	8.2	(24.1)

Total revenues	17,944	16,653	15,719	(7.2)	(5.6)
Operating expenses
Transmission costs, raw materials and supplies	9,494	8,317	7,565	(12.4)	(9.0)
Other external charges	4,811	3,905	3,730	(18.8)	(4.5)
Wages, salaries and pension costs	1,307	1,203	1,172	(8.0)	(2.6)
Depreciation and amortization	1,534	1,542	1,524	0.5	(1.2)

Total operating expenses	17,146	14,967	13,991	(12.7)	(6.5)

Operating income	798	1,686	1,728	111.3	2.5
Operating margin	4.4%	10.1%	11.0%

Back to Contents

The results shown in the table above exclude certain one-time items that do not necessarily reflect the underlying fundamentals of the business. If these items had been included in the results above, operating income would have increased by DKK 88 million in 2003, and DKK 350 million in 2002 and decreased by DKK 2,761 million in 2001. The 2003 amount consists primarily of reversal of unused provisions in Talkline, partly offset by impact from the domestic redundancy programme and the employee share ownership program. The amount for 2002 consists of a decrease in operating expenses, primarily other external charges, of DKK 327 million, related to a reduction of the Talkline restructuring liability following successful transfer of landline and Internet customers, as well as gains from the sale of customer accounts, recorded in other revenues. The 2001 amount relates primarily to the Talkline restructuring, as previously discussed.

Net Revenues

Our net revenues from TDC Mobile International decreased to DKK 15,420 million in 2003 from DKK 16,259 million in 2002, a decrease of DKK 839 million, or 5.2%. Net revenues in 2002 were 7.5% lower than net revenues of DKK 17,580 million in 2001. The decrease in 2003 resulted primarily from the change from gross to net accounting of content settlement in Talkline Infodienste in April, 2003, as did the deconsolidation of the Ukrainian mobile operator UMC in October, 2002 and the restructuring of Talkline. The decreases were partly offset by growth in revenues from domestic operations. The mobile market in Denmark is characterized by strong competition and high penetration, resulting in significant price sensitivity in many segments of the market. Overall market growth is low, in terms of subscribers and voice minutes, leading several operators to focus on market share in 2003. Introduction of data services such as GPRS and MMS are crucial to the future development of mobile traffic volumes and revenues. The decrease in 2002 resulted primarily from the restructuring of Talkline and deconsolidation of our Ben investment, offset by growth in revenues from domestic operations and European net operators.

Net revenues from domestic operations rose 5.5% in 2003 and 7.2% in 2002. This category includes domestic subscription and connection fees as well as domestic mobile traffic and terminal sales. Growth was driven primarily by increased wholesale revenues reflecting 134.2% more SMSs sent amounting to 733 million in 2003, following 313 million SMSs in 2002, as well as growth of 79.1% in wholesale traffic volumes, compared with a growth of 29.3% in 2002. The increase in wholesale revenues was partly offset by lower retail revenues, which include lower traffic revenues resulting from lower prices due to the more intense competition in the domestic mobile market that was partly offset by 7.3% higher traffic volumes in 2003, following an increase of 11.5% in 2002. In addition, retail subscription revenues decreased due primarily to a change in product mix driven by customers changing to products with lower subscription fees. This was partly offset by a larger customer base, up 8.6%, following an increase of 3.1% in 2002. Finally, the number of domestic retail SMS messages grew 17.3% to a total of 611 million in 2003, and rose by 33.6% in 2002.

Net revenues from our European network operators decreased 4.5% in 2003 following a growth of 1.4% in 2002. Our pro rata share of net revenues from Polkomtel, the 19.6% owned Polish mobile operator, decreased 4.2% in 2003 following an increase of 6.6% in 2002. The revenue decrease was due primarily to unfavourable exchange rates with respect to the Polish currency, partly offset by a larger customer base. On a pro rata basis, Polkomtel had 1,076,000 mobile customers by the end of 2003, up 20.6%, following a 32.1% increase in the customer base in 2002. Bité, the 100% owned Lithuanian mobile operator, achieved net revenue increases of 15.3% in 2003 and 83.2% in 2002. The number of customers grew 8.8% to 531,000 in 2003, and 77.5% in 2002. Our share of net revenues from One, the 15.0% owned Austrian mobile operator, rose 13.2% in 2003 and 9.4% in 2002. On a pro rata basis, One had 266,000 customers by the end of 2003, a growth of 8.1%, following an increase of 5.6% in 2002. The revenue decrease from European network operators in 2003 was impacted by the deconsolidation of the Ukrainian mobile operator UMC as of October 1, 2002.

Net revenues from Talkline decreased 12.6% in 2003, and 18.3% in 2002. The decrease in 2003 resulted primarily from the change from gross to net accounting of content settlement in Talkline Infodienste in April, 2003 as a consequence of transferring the debtor risk to the content providers as well as the closure of the landline and internet activities of Talkline in April, 2002. In addition, lower volumes in Talkline Infodienste, which operates with low-margin value added services and Call by Call (prefix telephony) activities, contributed to the decreasing revenues. These decreases were partly offset by growth in mobile revenues stemming from a growth in mobile customers of 22.1%, following a decrease of 2.2% in 2002. The decrease in 2002 resulted primarily from the divestment of Talkline Nederland and the closure of the landline

Back to Contents

and internet business. Furthermore, the mobile customer base declined by 38,000 or 2.2% to 1.7 million customers at year-end 2002, resulting from competition and an overall weakening of the German economy during 2002. The decline in the mobile business in 2002 was partly offset by growth in Talkline Infodienste.

Total operating Expenses

Total operating expenses decreased 6.5% in 2003 to DKK 13,991 million following a decrease in 2002 of 12.7% to DKK 14,967 million from DKK 17,146 million in 2001. The decrease in 2003 resulted primarily from a change from gross to net accounting of content settlement in Talkline Infodienste in April, 2003, as well as the restructuring of Talkline. The decrease in 2002 resulted primarily from the restructuring of Talkline. The deconsolidation of Ben in late 2001 also contributed to the decrease.

Transmission costs, raw materials and supplies dropped 9.0% in 2003 and 12.4% in 2002. In 2003, transmission costs, raw materials and supplies in the domestic operations increased 16.6% due to higher costs stemming from the purchase of handsets for resale as well as higher voice and SMS traffic volumes. European network operator costs increased 7.2% and were primarily related to higher traffic volumes in One. This increase was partly offset by lower costs in Polkomtel due to foreign exchange rate development with respect to the Polish currency. Talkline’s transmission costs, raw materials and supplies decreased 20.5% due primarily to a change from gross to net accounting of content settlement in Talkline Infodienste as of April, 2003, as well as the restructuring of Talkline and lower traffic for value added services and Call by Call activities, which was partly offset by rising mobile traffic. In 2002, the decrease of 12.4% was due to discontinuation of certain Talkline operations and deconsolidation of our Ben investment.

Other external charges decreased 4.5% in 2003, compared with a decrease of 18.8% in 2002. In 2003, other external charges in the domestic operations decreased by 3.4%, related primarily to lower allowances for uncollectibles, partly offset by increased customer acquisition costs in 2003. Other external charges with respect to European network operators decreased by 19.1% in 2003, and was primarily related to deconsolidation of the Ukrainian mobile operator UMC in October, 2002. Further, the decrease was also related to One, stemming primarily from lower overhead costs, as well as lower costs in Polkomtel caused by a lower exchange rate in Poland, but was partly offset by higher dealer commissions in Bité related to the increase in the customer base. Talkline recorded an increase of 4.9% related mainly to higher customer acquisition costs as a result of the increased mobile customer intake, partly offset by the restructuring of Talkline and lower administrative costs. In 2002, the decrease of 18.8% was primarily related to the restructuring of Talkline and the deconsolidation of Ben, combined with a decrease in external charges at the remaining mobile operation in Talkline.

Wages, salaries and pension costs decreased 2.6% in 2003, following an 8.0% decrease in 2002. Wages, salaries and pension costs from domestic operations remained almost unchanged, while wages, salaries and pension costs from European network operations decreased mainly due to Polkomtel and stemmed primarily from the lower exchange rate. The decrease in 2002 was due to a 10% decrease in average full-time equivalents, however partly offset by increases in salaries and wages.

Depreciation, amortization and write-downs in TDC Mobile International was DKK 1,524 million in 2003, almost at the same level as in 2002 and 2001. In 2003, depreciation, amortization and write-downs in domestic operations increased DKK 16 million, or 2.2%, and stemmed mainly from higher investment activity regarding mobile equipment and software of DKK 91 million, partly offset by a reassessment of assets' useful lives of DKK 65 million. In European network operators, depreciation, amortization and write-downs decreased DKK 29 million or 4.3% and in Talkline, depreciation and amortization decreased DKK 5 million or 3.8%. Depreciation, amortization and write-downs for 2002 was impacted by the changes at Talkline and Ben, offset by increased depreciation in Denmark related to a new customer care and billing system, combined with higher depreciation expense from the European network operators.

TDC Switzerland

TDC Switzerland is the second-largest communications provider in Switzerland, offering landline, mobile and Internet services under the sunrise brand name. During 2002, TDC owned approximately 79% of TDC Switzerland;

Back to Contents

however we acquired the remaining minority shares in February 2003, and now own 100% of the shares. The table below sets forth results for TDC Switzerland.

TDC Switzerland
				Percent Change

DKK M	2001	2002	2003	2002 vs. 2001	2003 vs. 2002

Revenues
Mobile telephony	3,731	4,572	5,079	22.5	11.1
Landline telephony	3,477	3,766	3,754	8.3	(0.3)
Internet services	568	594	638	4.6	7.4

Total net revenues	7,776	8,932	9,471	14.9	6.0
Other revenues	-	101	106	-	5.0

Total revenues	7,776	9,033	9,577	16.2	6.0
Operating expenses
Transmission costs, raw materials and supplies	3,795	3,749	3,852	(1.2)	2.7
Other external charges	2,942	2,745	2,199	(6.7)	(19.9)
Wages, salaries and pension costs	1,116	1,270	1,321	13.8	4.0
Depreciation, amortization and writedowns	2,210	2,493	2,573	12.8	3.2

Total operating expenses	10,063	10,257	9,945	1.9	(3.0)

Operating income	(2,287)	(1,224)	(368)	46.5	69.9
Operating margin	(29.4)%	(13.6)%	(3.8)%

Excluded from the above operating income figure in 2001 is a restructuring charge of DKK 308 million related to the merger of sunrise and diAx, which was recorded as an increase in operating expenses. This item does not necessarily reflect the underlying fundamentals of the business.

Net Revenues

Our net revenues from TDC Switzerland grew 6.0% in 2003 to DKK 9,471 million, following a growth of 14.9% to DKK 8,932 million in 2002.

Net revenues from mobile telephony, including subscription and connection fees as well as mobile traffic, amounted to DKK 5,079 million in 2003, a growth of 11.1% following growth of 22.5% in 2002. The main driver for revenue growth was an increase in the mobile customer base of 126,000, or 11.1%, to 1,260,000 customers, following a growth of 20.1% in 2002. Traffic volume increased 14.7% in 2003 compared with an increase of 18.7% in 2002.

In 2003, net revenues from landline telephony, including retail pre-fix (automatic call-by-call carrier selection) and pre-select (manual call-by-call carrier selection) products, and wholesale activities, amounted to DKK 3,754 million, a decrease of 0.3%, following a growth of 8.3% in 2002. The decrease in 2003 was impacted by a decrease in the retail customer base and retail traffic stemming from intense competition, partly offset by increased revenues from wholesale activities. A strengthening of the Swiss franc relative to the Danish kroner positively impacted growth in 2002, whereas a weakening of the Swiss franc relative to the Danish kroner negatively impacted the growth in 2003. The growth in 2002 was also impacted by a 66,000 or 8.4% increase in the retail customer base to 852,000 customers at year-end 2002, higher retail traffic volume, and increased wholesale activities. Volume increases resulting from higher customer levels were partially offset by the negative impacts of substitution, as voice traffic migrated from traditional landline telephony to IP based or mobile solutions. These increases were also partially offset by lower interconnect revenues from diAx following their consolidation with sunrise in February 2001.

Net revenues from Internet services, containing dial-up traffic and ADSL, totalled DKK 638 million in 2003, a growth of 7.4% compared with a growth of 4.6% in 2002. A growth in the ADSL customer base of 196.8% to 92,000 at year-end 2003, following a customer base of 31,000 at year-end 2002, was the primary driver of the increase in 2003. In

Back to Contents

2002 a growth of 4.6% was driven by an increase in the dial-up customer base which grew to 518,000 at year-end 2002, an increase of 19,000 or 3.8%, combined with an increase in the ADSL customer base to 31,000 at year-end 2002. A favourable exchange rate development also contributed to the increase.

Total operating Expenses

Our total operating expenses decreased to DKK 9,945 million in 2003 from DKK 10,257 million in 2002, compared with DKK 10,063 in 2001. In 2003 TDC Switzerland continued to realize cost savings from the combination of diAx and sunrise, reflected by lower other external charges more than offsetting the modest increases in salary costs, transmission costs and depreciation expenses. In 2002 higher wages, salaries and pension costs, combined with higher depreciation and amortization expenses and the negative impact of a stronger Swiss franc relative to the Danish kroner, were partially offset by decreases in transmission costs, raw materials and supplies, and other external charges.

Transmission costs, raw materials and supplies increased 2.7% in 2003, compared with a decrease of 1.2% in 2002. The increase in 2003 was primarily related to higher costs stemming from the purchase of handsets for resale. In 2002, the decrease was primarily due to reductions in interconnection rates, combined with lower costs related to handset sales. These decreases were partially offset by the impact of including diAx in results for a full 12 months in 2002, compared with 11 months in 2001.

Other external charges fell 19.9% in 2003 and 6.7% in 2002. In 2003 the decrease related mainly to streamlining of operations including the merger of network departments, lower allowances for uncollectibles as well as lower use of external consultants and our continued focus on cost reduction in general. In 2002, the decrease was due to continued cost saving efforts, primarily in the areas of marketing and branding, as diAx operations were consolidated under the sunrise brand name during 2001. General administrative costs also declined due to the consolidation of activities and elimination of redundant costs. These decreases were partially offset by the inclusion of a full year of diAx results.

Wages, salaries and pension costs increased 4.0% in 2003 following a 13.8% increase in 2002. The increases in 2002 and 2003 were due to increases in the number of full-time equivalent employees, combined with salary and wage increases. Total full time equivalent employees were 2,380 at the end of 2003, compared with 2,319 at the end of 2002.

Depreciation, amortization and write-downs increased DKK 80 million or 3.2% to DKK 2,573 million in 2003, reflecting primarily higher goodwill amortization and amortization of other intangible assets following the acquisition of the remaining shares in TDC Switzerland at the end of February 2003 of DKK 319 million, partly offset by a lower asset base regarding IT equipment. In 2002, depreciation, amortization and write-downs increased 12.8%, reflecting a higher asset base, due primarily to expansion of the mobile network. Inclusion of diAx results for a full year in 2002 also contributed to the increase.

TDC Directories

TDC Directories publishes printed, electronic and internet-based directories in Denmark, Sweden and Finland. The table below sets forth results for TDC Directories.

Back to Contents

TDC Directories

DKK M	2001	2002	2003	Percent Change

				2002 vs. 2001	2003 vs. 2002

Revenues
Net revenues	1,502	1,529	1,423	1.8	(6.9)
Other revenues	18	12	11	(33.3)	(8,3)

Total revenues	1,520	1,541	1,434	1.4	(6.9)
Operating expenses
Raw materials and supplies	376	355	328	(5.6)	(7.6)
Other external charges	271	310	314	14.4	1.3
Wages, salaries and pension costs	370	437	420	18.1	(3.9)
Depreciation, amortization and writedowns	90	108	140	20.0	29.6

Total operating expenses	1,107	1,210	1,202	9.3	(0,7)

Operating income	413	331	232	(19.9)	(29.9)
Operating margin	27.2%	21.5%	16.2%

The results shown in the table above exclude certain one-time items that do not necessarily reflect the underlying fundamentals of the business. If these items had been included in the results above, operating income would have decreased by DKK 55 million in 2003. This amount is primarily related to the closure of TDC Directories' non-profitable Norwegian subsidiary (Storbyguiden). We recorded these charges primarily as a component of depreciation, amortization and write-downs. Furthermore, this amount is also related to the domestic redundancy program and the employee share ownership program.

Net Revenues

Net revenues from TDC Directories decreased to DKK 1,423 million in 2003, from DKK 1,529 million in 2002, and DKK 1,502 million in 2001. TDC Directories' net revenues include printed directories, catalogs and on-line services. The 6.9% decrease in 2003 reflects a decrease of DKK 105 million or 20.2% from international operations, resulting from the closure of the Swedish directory "Gulan" and Norwegian subsidiary “Storbyguiden”, as well as a change in revenue mix between online services and catalogs affecting the period in which revenue is recognized. The 1.8% growth in 2002 reflects an increase of DKK 24 million or 2.4% from domestic operations, resulting from higher sale of business catalogs and Internet services. Net revenues from international operations were DKK 519 million in 2002, almost unchanged compared with 2001.

Total operating Expenses

Total operating expenses decreased 0.7% in 2003 to DKK 1,202 million from DKK 1,210 million, and increased 9.3% in 2002. The decrease in external charges and salary costs were partly offset by an increase in depreciation expenses. In 2002 the increase in operating expenses were offset to some extent by lower paper and print expenses.

Raw materials and supplies decreased 7.6% in 2003 and 5.6% in 2002. The decrease in 2003 was related mainly to the closure of the directory Gulan. In 2002, the decrease was primarily due to the elimination of some redundant materials and certain production costs related to activities outside of Denmark.

Other external charges was almost unchanged in 2003 compared with 2002. Other external charges increased 14.4% in 2002 which was primarily related to higher losses on bad debts.

Back to Contents

Wages, salaries and pension costs decreased 3.9% in 2003, stemming primarily from a fewer employees, following an increase of 18.1% in 2002. The 2002 increase was due primarily to higher domestic and Nordic activities, resulting in an increase in average full-time equivalents of 9.9% compared with 2001. Higher average salaries and wages also contributed to the 2002 increase.

Depreciation, amortization and write-downs increased DKK 32 million or 29.6% to DKK 140 million in 2003 due primarily to write-down of goodwill in the Finnish publisher TDC Hakemistot. In 2002, depreciation, amortization and write-downs increased 20% reflecting a higher asset base.

TDC Cable TV

TDC Cable TV provides analog and digital cable television services, as well as Internet access, in Denmark. The table below sets forth results for TDC Cable TV.

TDC Cable TV

DKK M	2001	2002	2003	Percent Change

				2002 vs. 2001	2003 vs .2002

Revenues
Net revenues	1,191	1,338	1,531	12.3	14.4
Other revenues	17	14	21	(17.6)	50.0

Total revenues	1,208	1,352	1,552	11.9	14.8
Operating expenses
Transmission costs, raw materials and supplies	814	868	840	6.6	(3.2)
Other external charges	247	224	270	(9.3)	20.5
Wages, salaries and pension costs	197	230	244	16.8	6.1
Depreciation, amortization and writedowns	230	214	271	(7.0)	26.6

Total operating expenses	1,488	1,536	1,625	3.2	5.7

Income from operations	(280)	(184)	(73)	34.3	60.3
Operating margin	(23.2)%	(13.6)%	(4.7)%

Excluded from the above income from operations figure in 2003 is the impact from the domestic redundancy programme and the employee share ownership program. If these items had been included in the results above, operating income would have been decreased by DKK 10 million in 2003.

Net Revenues

Net revenues from TDC Cable TV amounted to DKK 1,531 million in 2003, up DKK 193 million or 14.4% compared with 2002. Net revenues in 2002 were 12.3% higher than net revenues of DKK 1,191 million in 2001. Net revenues include basic cable-TV subscriptions and connection fees as well as revenues from cable modems and Selector, a digital set-top box used for accessing interactive TV and digital services. Growth in both 2003 and 2002 was related to a larger customer base and higher average revenue per user, including revenues from cable modems. The number of cable TV customers grew by 4.4% to 924,000 at year-end 2003, following a growth of 6.9% in 2002 impacted by the inclusion of almost 17,000 customers from our acquisition of NESA Kabel TV A/S during the year. The number of cable modem customers grew 88.7% to 117,000 at year-end 2003, compared with a growth of 148.0% in 2002.

Back to Contents

Total operating Expenses

Total operating expenses increased 5.7% in 2003 to DKK 1,625 million from DKK 1,536 million, and increased 3.2% in 2002. Increases in both years resulted from increased activities, as evidenced by significant revenue increases.

Transmission costs, raw materials and supplies decreased 3.2% in 2003 compared with an increase of 6.6% in 2002. The decrease in transmission costs in 2003 was the result of an optimization of the network structure as well as reduced IP traffic rates. Furthermore, a general decline in average content prices more than compensated for impacts from the increased customer base. The increase in 2002 was primarily due to higher activity level.

Other external charges increased 20.5% in 2003 compared with a decrease of 9.3% in 2002. In 2003 the increase was driven mainly by the expanded customer base, but this trend was more than offset in 2002 by a reduction in external consultant costs due to hiring of additional employees.

Wages, salaries and pension costs increased 6.1% in 2003 and 16.8% in 2002. The 2003 increase resulted from a 2.9% increase in average full-time equivalents, combined with higher salaries and wages. The increase in 2002 also resulted primarily from full-time equivalents increases and higher wages and salaries.

Depreciation, amortization and write-downs in TDC Cable TV increased DKK 57 million or 26.6% to DKK 271 million in 2003 and stemmed mainly from a write-down of network equipment. In 2002, depreciation, amortization and write-downs decreased 7%, due primarily to a lower asset base.

Other Activities

Other activities consists primarily of our 15.9% stake in Belgacom, a full-service communications provider in Belgium, as well as TDC Services and TDC A/S. TDC Services provides billing, logistics, procurement, facility management, wage administration and information technology services to our other business units, while TDC A/S is a holding company for the subsidiaries, and manages corporate functions such as finance, legal, human resources and corporate communications. Eliminations of internal settlements at the group level, as well as the reclassification of one-time items that are excluded from the results of our other business lines, are also included in the figures relating to other activities.

The entities included in other activities recorded certain one-time items in each of the last three years that do not necessarily reflect the underlying fundamentals of those businesses. The impact of these items on our income from operations was a decrease of DKK 767 million in 2003, a decrease of DKK 417 million in 2002 and a decrease of DKK 704 million in 2001. The amount for 2003 is related primarily to (i) costs regarding transfer of Belgacom's pension liabilities to the Belgian state of DKK (951) million, partly offset by (ii) a reclassification of employee share ownership program to equity of DKK 101 million, booked as an increase in wages, (iii) gains totaling DKK 233 million from Belgacom's share buy-back, and (iv) costs related to TDC Services domestic redundancy program, which amounted to DKK 102 million. The amount for 2002 consists primarily of (i) a charge of DKK 925 million related to a restructuring program at Belgacom, recorded as an increase in operating expenses, partially offset by (ii) gains totaling DKK 466 million from asset sales by Belgacom, recorded as increases to other operating income. The amount for 2001 is related primarily to (i) impairment charges at Belgacom related to their Infosources and Tritone subsidiaries DKK (342) million, recorded as an increase in depreciation, amortization and write-downs, and (ii) elimination by TDC A/S of the dilution gain recorded by TDC Tele Danmark (now TDC Solutions) related to the formation of TDC Switzerland, as previously discussed, partially offset by (iii) a gain from the sale of Ben shares by Belgacom DKK 231 million, recorded as an increase in other operating income.

Net Revenues

Net revenues from other activities, including the effects of eliminating internal settlements, increased DKK 109 million to DKK 3,803 million in 2003, an increase of 3.0% from DKK 3,694 million in 2002, following an increase of DKK 68 million or 1.9% from DKK 3.626 million in 2001.

Back to Contents

Our pro rata share of net revenues from Belgacom amounted to DKK 6,574 million in 2003, up DKK 150 million or 2.3% compared with DKK 6,424 million in 2002, following a decrease of DKK 186 million from DKK 6,610 million in 2001. The decrease in 2002 resulted primarily from the sale of Belgacom France and the deconsolidation of Ben. These decreases were partially offset by higher revenues from mobile telephony and data communications, particularly ADSL services.

Net revenues from TDC Services decreased DKK 137 million to DKK 3,386 million in 2003, from DKK 3,523 million in 2002, following an increase of DKK 165 million in 2002 from DKK 3,358 million in 2001. The decrease in 2003 resulted from price adjustments and a lower level of activity in the other business lines within TDC.

Total operating Expenses

Total operating expenses from other activities, including the effects of eliminating internal settlements, as well as reclassification of one-time items, increased 10.2% in 2003 to DKK 3,959 million from DKK 3,592 million, following an decrease of 33.5% in 2002 from DKK 5,404 million in 2001.

Our pro rata share of operating expenses at Belgacom was DKK 5,276 million in 2003, a decrease of DKK 145 million from DKK 5,421 million in 2002, following a decrease of DKK 311 million from DKK 5,732 million in 2001. The decrease in 2003 resulted from lower depreciation and amortization. The decrease in 2002 resulted primarily from the sale of Belgacom France and the deconsolidation of Ben, combined with lower employee costs resulting from employee departures under the BeST program, partially offset by an increase in depreciation and amortization expenses.

Operating expenses at TDC Services decreased by DKK 156 million to DKK 3,191 million in 2003 from DKK 3,347 million in 2002, following an increase of DKK 276 million from DKK 3,071 million in 2001. The operating expense decreases in 2003 stemmed primarily from a lower activity level as well as lower depreciation and amortization. TDC Services and TDC A/S together employed 2,421 employees at the end of 2003, compared with 2,486 employees at the end of 2002 and 2,438 employees at the end of 2001.

Operating Environment and Trends of the Business

Markets and technology

The Danish telecommunications sector is highly competitive. Market liberalization continues in the landline sector, and interconnection prices are sufficiently low to encourage new entrants. In the mobile sector, Denmark now has five network operators and a number of service providers in a mature market. To remain competitive in these markets, we must offer attractive prices and quality service. Our competitors in the landline sector have been lowering their prices for national and international calls, and prices in the mobile market are also decreasing. We expect to encounter increasing competition in the Danish telecommunications market, which may result in a reduction of tariffs and loss of market share.

The mobile communications sectors in Denmark and Switzerland have some of the highest penetration rates in the world. Our ability to achieve further revenue growth in these sectors will depend on a number of factors, including the ability to develop and market attractive services at competitive prices. We must maintain our established position in these markets in order to successfully introduce new products and services and achieve revenue growth in the mobile telephony sector. In Switzerland, the future growth in the medium and long term is primarily dependent on the ability to enter the business market.

The mobile markets in which we operate outside of Denmark vary significantly with respect to market penetration. Our competitiveness in these markets will depend on our ability to recognize and exploit growth opportunities. Increasing the customer base is important in markets with low penetration, whereas development and marketing of new services, combined with high levels of customer service, will be crucial in more highly-penetrated areas.

We were awarded one of four UMTS licenses in the September 2001 Danish UMTS auction. Our operations in Switzerland, Poland and Austria, and our affiliate in Belgium, were also awarded UMTS licenses in 2000 and 2001. Our

Back to Contents

ability to provide UMTS services in Denmark and within our international markets will depend on the successful roll-out of UMTS networks within these countries. The use of UMTS technology will require the reuse of existing GSM sites and deployment of a number of new base station sites to be built to serve these operations. Our operations also depend on the timely availability of network equipment and commercially viable products from suppliers. Equipment suppliers have experienced rapid contraction of their market in the past two years, leading to a reduction in the number of suppliers and product choices available. Increased competition can be expected from the new UMTS-based mobile operators in the Danish market, resulting in potential increases in customer acquisition costs.

We also expect to encounter increasing competition in the Danish Internet, cable-TV and directories markets. Due to market pressures, we may need to reduce prices to remain profitable in these sectors, or risk losing market share. In addition, as Internet penetration increases, users are demanding more customer service capabilities via this channel. Our future competitiveness will depend in part on our ability to develop the Internet as a sales channel and as a cost-effective means to provide customer service.

The Cable TV market in Denmark is characterized by a significant number of multiple-dwelling units, particularly in the Copenhagen area. In a large number of cases, our customer relationship is with the building owner or a collection of dwellers making up an antenna association. These associations have greater pricing leverage than individual residential customers, and in some instances compete directly with TDC as network operators. We expect competition from this source to continue, and expect to face increased competition from other sources, including, satellite television providers and other alternative content sources.

The traditional printed directories business is under pressure from other forms of advertising, particularly the Internet and other electronic media.

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

More than half of our 2003 revenues were generated outside Denmark, primarily in Switzerland, Belgium, Germany, Austria, Lithuania and Poland, where our businesses conduct their operations and where financial statements are prepared in currencies other than the Danish kroner. Any loss in the value of these currencies against the Danish kroner will have a negative impact on the value of our investments in the relevant business and the amount of income derived from such investments. On January 1, 2002 the euro was implemented as the single currency for a number of European countries, following its launch in the EMU zone on January 1, 1999. Denmark has not adopted the euro as its official currency.

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

Back to Contents

Regulatory issues

Since the mid-nineties, when the Danish telecommunications sector was liberalized and fully privatised, Denmark has developed a comprehensive regulatory regime governing its telecommunications sector. This regime requires us to deliver a broad range of products to the retail and wholesale markets, and also subjects us to price regulation. Concerning landline telephony, we are subject to specific regulation of retail and wholesale pricing, as well as specific requirements regarding accounting separation and reporting. Regarding mobile telephony, we are subject primarily to specific requirements regarding accounting separation and reporting as well as regulations allowing user number portability when switching between operators. In addition to the Danish sector-specific telecommunications regulation, our operations are governed by general competition legislation.

The Danish National IT and Telecom Agency has determined that TDC's retail prices on PSTN subscriptions and related fees must be kept at their current nominal level. Consequently, any increase in the cost of providing services could dilute TDC's earnings. Most of TDC's retail offerings of leased lines must also comply with cost based pricing regulations. The retail price regulation will be reconsidered by the Danish National IT and Telecom Agency and the Danish parliament during 2004.

On the wholesale market, the majority of TDC's wholesale prices are regulated. Until 2002, these wholesale prices were regulated mainly on the basis of historical cost analyses and best-practice benchmarking against corresponding international prices. Since January 1, 2003, prices of switched interconnection traffic, interconnection capacity, shared access and raw copper (unbundled access to the local loop) as well as related co-location have been based on the results of the LRAIC model. These changes in the regulatory regime brought significant price reductions as from January 1, 2003. The annual update of the LRAIC model in 2004 resulted in minor decreases in interconnection prices compared with 2003. The LRAIC model will be updated every year and will be thoroughly reviewed in every third year. It is uncertain how the next review of the LRAIC model will impact interconnection prices.

In March 2002, the EU passed certain directives on the regulation of the telecommunications market that were subsequently implemented in Danish law in 2003. In accordance with the resulting legislation, the Danish National IT and Telecom Agency is to perform market analyses on 18 specifically defined markets with respect to landline telephony, mobile telephony, leased lines, unbundled access, broadband and television and radio transmission. Based on these market analyses, the authority will decide whether each individual market is subject to competition imperfections. If imperfections are identified, the authority must designate one or more operators as having significant market power in the relevant market, and may decide to adopt one or more regulative measures as appropriate to eliminate the imperfections. Such measures include: the acceptance of a reasonable request for interconnection, non-discrimination, reference offers, transparency, accounting separation, price controls and cost accounting obligations. Neither the exact extent to which TDC will be deemed to have significant market power nor the regulative measures that such an appointment would give rise to can be currently predicted. Uncertainty therefore exists regarding potential adverse regulatory effects on revenues and earnings. Until a market analysis of the relevant markets has been completed and the authorities have decided whether to adopt regulative measures, the current regulation will be maintained in each relevant market. The market analyses are expected to be completed during 2004.

In addition to certain landline services, which are currently regulated, termination and roaming charges in the mobile market might be subject to future regulation as a consequence of the market analyses mentioned above. Such regulation may also have an adverse effect on TDC’s revenues and profit margins.

More than half of our 2003 net revenues were derived from European operations outside Denmark. We have substantial international operations that may be affected by a lack of foreign liberalization of the telecommunications sector and political, economic and legal developments in foreign countries. While the telecommunications markets in Western Europe are subject to relatively low governmental control, the Swiss market is less liberalized than the rest of Western Europe and the markets in Eastern Europe are currently subject to minimal liberalization. As a result, our operations in Europe could be subject to unexpected political, economic or legal developments in the telecommunications sector, such as TDC Switzerland's access to the unbundled local loop and other resources that are currently hindered.

Back to Contents

Recent developments

On January 21, 2004, we decided to execute a second phase of the redundancy program. Accordingly, 494 employees will leave the Group before the end of September 2004. The costs associated with these redundancies are estimated to be DKK 450 million after tax.

On January 27, 2004, we agreed with Telmore’s shareholders to acquire the remaining 80% of the company, which brings our total ownership share in Telmore to 100%. The transaction price was DKK 299 million plus certain dividend payments.

On March 25, 2004, Belgacom SA/NV, ADSB Telecommunications B.V. (“ADSB”) and the underwriters closed an initial public offering of 133,051,941 Belgacom shares by ADSB at the offer price of EUR 24.50 per share for a total consideration of EUR 3,260 million. In conjunction with the initial public offering, Belgacom has bought back 38.8 million shares from ADSB at the offer price of EUR 24.50 per share for a total consideration of EUR 950m. Our total gain after tax from the sale of Belgacom shares in the first quarter 2004 was DKK 5.4 billion. The cash flow from the sale of Belgacom shares in the first quarter 2004 was DKK 11.8 billion.

On April 30, 2004 we announced that TDC will discontinue proportional consolidation and will implement the new Danish Accounting Standard No. 22 "Revenue Recognition". Associated enterprises jointly owned and operated together with third parties and in which the parties have joint dominant influence are now stated using the equity method. Previously, such enterprises were proportionally consolidated in TDC’s Consolidated Financial Statements. The change in accounting policy for revenue recognition is primarily related to non-refundable up-front connection fees. Such fees and incremental direct costs are now deferred and amortized over the expected term of the related customer relationship in question. Until the implementation of the Danish Accounting Standard No. 22, such fees were recorded as revenue when the term of the related service contract started, and incremental direct costs were expensed as incurred. The effects of the above mentioned change in accounting policies on revenue recognition will decrease net income for 2003 by DKK 55 million and will reduce shareholders' equity at December 31, 2003 by DKK 700 million. Net income and shareholders' equity will not be impacted by the discontinuation of proportional consolidation.

On May 4, 2004, we issued our first quarter 2004 Earnings Release, reporting net income for the first quarter of 2004 amounting to DKK 5,626 million compared with DKK 485 million for the first quarter of 2003. Included in these results was a one-time gain from the sale of Belgacom shares amounting to DKK 5.4 billion after tax and one-time expenses relating to a second phase of the redundancy program in Denmark amounting to DKK (450) million after tax. Performance in the first quarter led to a reaffirmation of our net income outlook for 2004, which was first presented in our 2003 Annual Report to shareholders.

On June 9, 2004, we were informed that SBC Communications sold approximately 51.4 million of TDC A/S ordinary shares, in privately negotiated transactions. In addition, TDC A/S has purchased approximately 18 million TDC A/S ordinary shares from SBC Communications pursuant to the Sale and Purchase Agreement. The purchase price was DKK 188.50 per share, corresponding to a total consideration of approximately DKK 3.4 billion. Following these transactions, SBC Communications currently holds 9.5% of TDC A/S’s total share capital and TDC A/S currently holds approximately 10% of its own total share capital.

Pursuant to the Sale and Purchase Agreement, pursuant to which SBC Communications sold approximately 51.4 million of TDC A/S ordinary shares, the following strategic agreements between TDC A/S and Ameritech have been terminated: the Agreement on Strategic Cooperation, dated October 26, 1997, the Cooperation and Implementation Agreement, dated January 19, 1998, and the License Agreement, dated January 19, 1998, each entered into by and between TDC A/S and Ameritech.

TDC A/S has from time to time been approached by other parties within the industry with a view to investigate possible partnerships or strategic transactions at a group level. Recent contacts have been terminated while at a preliminary

Back to Contents

stage and no discussions are on-going. TDC A/S does not intend to participate in any such discussions until a new constituted board has completed the review of TDC’s long-term strategy.

Other than the matters described in this Annual Report and above, no events have occurred since December 31, 2003 that materially affect the assessment of the Group's financial position. Further, we believe that no material changes of major significance to the Group's financial position have occurred in the financial markets, including developments in interest rates and foreign exchange rates.

Liquidity and Capital Resources

Cash Flows

Cash flows from operating activities increased to DKK 12,269 million in 2003 from DKK 10,951 million in 2002 following an increase from DKK 7,399 million in 2002. The increase in 2003 resulted primarily from an increase in net receipts from marketable securities partly offset by the settlement of Belgacom’s pension liabilities and a reduced positive impact from change in working capital. The increase in 2002 resulted primarily from the increase in net income, combined with significant improvements in working capital, stemming mainly from TDC Switzerland and TDC Mobile International.

Cash used for investing activities amounted to DKK 12,627 million in 2003, an increase of DKK 10,195 million compared with 2002. Cash used for investing activities in 2002 decreased DKK 18,566 million compared with 2001. The changes in these years resulted mainly from the acquisition of the shares in TDC Switzerland and sale of Ben shares in 2002. A reduction in capital expenditures in both 2002 and 2003 also impacted cash used for investing activities, as discussed below under "Capital Expenditures."

Cash inflow from financing activities totalled DKK 4,774 million, compared with cash outflow for financing activities of DKK 7,402 million in 2002 and cash inflow of DKK 10,511million in 2001. The net cash inflow in 2003 was mainly related to an increase in interest-bearing debt stemming from the acquisition of the remaining shares in TDC Switzerland. In 2002, improved cash flows from operations, combined with lower capital expenditures and proceeds from the sale of Ben shares, enabled us to significantly reduce interest-bearing debt.

Capital Expenditures

Capital expenditures include investments in property, plant and equipment, including certain intangible assets, such as mobile licenses, and exclude share acquisitions. Capital expenditures aggregated DKK 6,631 million in 2003 compared with DKK 7,699 million in 2002 and DKK 11,189 million in 2001.

TDC Solutions’ capital expenditures aggregated DKK 2,429 million in 2003, a decrease of DKK 1,119 million compared with 2002, following a decrease of DKK 411 million in 2002. The main drivers for the decrease were the accelerated roll-out of ADSL networks in 2002, a general decline in PSTN and ISDN customer installations and lower investments related to IT projects. Moreover, the completion of TDC's ADSL roll-out plan in June 2002 entailed lower capital expenditures compared with 2001, where roll-out continued throughout the full year.

TDC Mobile International's capital expenditures aggregated DKK 1,359 million in 2003, a decrease of DKK 286 million compared with 2002, following a decrease of DKK 1,884 million in 2002. Capital expenditures in domestic operations amounted to DKK 670 million, a decrease of DKK 34 million compared with 2002 due mainly to lower investments in the GSM network, partly offset by reassessment of estimated asset retirement costs. Capital expenditures in European network operators amounted to DKK 628 million in 2003, a decrease of DKK 253 million, related primarily to the deconsolidation of UMC, a depreciated Polish Zloty and generally lower network and other investments. Capital expenditures in Talkline amounted to DKK 61 million in 2003, an increase of DKK 1 million.

TDC Switzerland's capital expenditures aggregated DKK 1,675 million in 2003, an increase of DKK 118 million compared with 2002. The main driver for the increase in 2003 was the reassessment of estimated asset retirement cost,

Back to Contents

partly offset by lower investments in network infrastructure. The increase in 2003 follows a decrease of DKK 152 million from 2001, due mainly to lower network investments.

TDC Cable TV's capital expenditures aggregated DKK 276 million in 2003, an increase of DKK 28 million compared with 2002, following a decrease of DKK 4 million in 2002 over 2001 levels. The increase in 2003 related to upgrading of the cable network within Denmark.

'Other' capital expenditures include TDC A/S, TDC Services, TDC Directories, Belgacom and eliminations. Capital expenditures aggregated DKK 892 million in 2003, an increase of DKK 191million compared with 2002, related primarily to lower elimination of intra-group trade. Capital expenditures decreases of DKK 1,039 million in 2002, related primarily to Belgacom.

Capital Resources

Net interest-bearing debt and financial resources, DKKm	2001	2002	2003

Cash, marketable securities and interest-bearing receivables	2,538	5,594	9,342
Short-term debt	(15,052)	(2,357)	(3,714)

Net liquid assets	(12,514)	3,237	5,628
Long-term debt	(22,124)	(28,794)	(34,325)

Net interest-bearing debt	(34,638)	(25,557)	(28,697)

Cash, marketable securities and interest-bearing receivables	2,538	5,594	9,342
Undrawn committed short- and long-term credit lines	7,158	14,017	11,586

Total cash, marketable securities, interest-bearing receivables and undrawn credit lines (‘Capital resources’)	9,696	19,611	20,928

Overall, our financial position reflects the cash flows generated by our operating activities and investments in companies and assets, net of dividends paid out.

At December 31, 2003, cash, marketable securities and interest-bearing receivables aggregated DKK 9,342 million compared with DKK 5,594 million at December 31, 2002, while short-term debt totalled DKK 3,714 million compared with DKK 2,357 million at December 31, 2002. This resulted in a DKK 2,391 million increase in net liquid assets from DKK 3,237 million to DKK 5,628 million at December 31, 2003. Long-term debt amounted to DKK 34,325 million compared with DKK 28,794 million at December 31, 2002.

Net interest-bearing debt amounted to DKK 28,697m at December 31, 2003, an increase of DKK 3,140m over the year. The increase was due mainly to the acquisition of the remaining shares in TDC Switzerland, dividends paid and payment of pension liabilities in Belgacom, but partly offset by cash generation from operations. Net interest-bearing debt decreased in 2002 due to improved cash flows from operations, combined with cash proceeds received from the sale of Ben shares during 2002.

At December 31, 2003, our capital resources totalled DKK 20,928 million compared with DKK 19,611 million at December 31, 2002, reflecting a DKK 1,317 million increase in cash and committed credit lines. At December 31, 2002, our capital resources totalled DKK 19,611 million compared with DKK 9,696 million at December 31, 2001, reflecting an increase of DKK 9,915 million in cash and committed credit lines.

Reference is made to the paragraph "Recent developments" which comments on the cash flow from sale of Belgacom shares in the first quarter 2004 as well as the acquisition of treasury shares in June 2004.

Back to Contents

It is our opinion that the available cash and unutilised credit lines are sufficient to maintain current operations, complete projects underway, finance stated objectives and plans and to meet short-term and long-term cash requirements.

For a discussion of the group’s interest rate exposure, see Item 11, “Qualitative and Quantitative Disclosures about Market Risks”, and for information on financial instruments, see note 24 to our consolidated financial statements. For information on material commitments for capital expenditures, see note 26 to our consolidated financial statements.

Credit Ratings

On January 9, 2003, Standard & Poor's changed their outlook for TDC from "stable" to "negative", and on March 13, 2003, they changed our long-tem rating from A- with negative outlook to BBB+ with stable outlook, and reaffirmed our short-term rating of A-2. The reasons given for the action were our revision of guidance for 2003 and deterioration beyond previous expectations of our core domestic landline operation. We believe that the change in rating is also a reflection of tightening credit policies on the part of the major rating agencies. The change in rating by Standard & Poor's has not had a material impact on our financial costs.

On February 28, 2003 Moody's Investor Services ("Moody's") placed TDC on review for a possible downgrade. The rating review was prompted by Moody's concern regarding a significant weakening of TDC's domestic fixed line operations during 2002, and the expectation that the environment would remain very challenging in 2003. The review was concluded on August 6, 2003, when Moody's downgraded us to Baa1 with negative outlook while affirming our short-term rating. The rating downgrade reflects the Moody's credit metrics, under which TDC is expected to continue to operate, in the context of substantial business risk derived from a challenging operating environment in Denmark as well as in some of TDC's international operations.

Off-Balance Sheet Arrangements

Contingent assets

The TDC Group is awaiting the outcome of certain cases brought against third parties. A favorable outcome for us of these cases would positively impact our results of operations and financial position.

Contingent liabilities

The TDC Group is a party to certain pending lawsuits in Denmark and other countries and in certain pending cases with Danish authorities and complaints boards. We are of the opinion that, even if the outcome of these cases is not in our favor, there will be no significant adverse effect on our financial position.

In connection with capital sale and leaseback agreements, the Group has provided guarantees covering intermediary leasing companies’ payment of the total lease rentals. The Group has made legally releasing non-recurring payments to the intermediary lessors of an amount corresponding to the total lease charges. At December 31, 2003, the guarantees amounted to DKK 4,111 million (USD 690 million) compared with DKK 5,078 million at December 31, 2002. The guarantees provided by the TDC Group are economically defeased by means of payment instruments issued by creditworthy obligors unrelated to the TDC Group that secure or otherwise provide for payment of the regular lease payments and purchase-option prices due from the intermediary leasing companies. These instruments are lodged as security for payment of the regular lease payments by the intermediary leasing companies.

In accordance with Section 32 of the Danish Civil Servants Act, the Group has a redundancy payment obligation for former civil servants and for employees with civil servant status who were hired before April 1, 1970 and who are members of the related Danish pension funds.

Back to Contents

The Group has provided the usual guarantees in favor of suppliers and partners. These guarantees amounted to DKK 916 million at December 31, 2003 (USD 154 million) compared with DKK 877 million at December 31, 2002.

Recourse guarantees provided by TDC A/S for its subsidiaries amounted to DKK 3,416 million (USD 573 million) at December 31, 2003 compared with DKK 4,267 million at December 31, 2002. TDC A/S has committed to contributing, if necessary, additional capital to TDC Switzerland in order to generate taxable income sufficient to utilize the accumulated tax loss carry-forwards prior to their expiration. Further, TDC A/S has issued letters of support and undertaken investment commitments for some of its subsidiaries.

Contractual Obligations and Commitments

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due:

		Payments Due by Period

Contractual obligations as at December 31, 2003, DKK millions	Total	Less than 1 year	1-2 years	2-5 years	After 5 years

Current maturities of long-term debt	2,936	2,936	-	-	-
Long-term debt	34,325	-	1,155	15,892	17,278
Operating leases	5,501	881	819	1,545	2,256
Purchase obligations regarding fixed assets	990	500	187	168	135
Currency swaps, FX swaps and forward contracts	(573)	219	(159)	(573)	(60)
Interest rate swaps	356	25	32	282	17

Total contractual cash obligations	43,535	4,561	2,034	17,314	19,626

The following table discloses aggregate information about our commercial commitments. Commercial commitments are items that we could be obliged to pay in the future. They are not included in the consolidated balance sheet.

	Amount of Commitment Expiration per Period

Other commercial commitments as at December 31,2003, DKK millions	Total	Less than 1 year	1-2 years	2-5 years	Over 5 years

Undrawn lines of credit	11,586	6,503	2,141	2,942	0

Guarantees, DKK millions					Total amount

Guarantee obligation in connection with capital sale and leaseback arrangements (see note 27 to our consolidated financial statements for further information)					4,111
Guarantees in favor of suppliers and partners					916

Total guarantees					5,027

Back to Contents

Discussion of Accounting Policies

Danish GAAP Compared With US GAAP

For further information on the significant differences between Danish GAAP and US GAAP see note 30 to our consolidated financial statements.

Critical Accounting Policies

The preparation of our consolidated financial statements requires management to make assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the period under review. Estimates and judgments used in the determination of reported results are continuously evaluated.

Estimates and judgments are based on historical experience and on various other factors that are believed to be reasonable in the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Full details of our significant accounting policies are set out in note 1 to our consolidated financial statements. The following estimates and judgments are considered important when portraying our financial condition:

•	Useful lives for long-lived assets are assigned based on periodic studies of actual asset lives and the intended use for those assets. Such studies are completed or updated when new events occur that have the potential to impact the determination of the useful life of the asset, such as when events or circumstances have occurred which indicate that the carrying value of the asset may not be recoverable and should therefore be tested for impairment. Any change in the estimated useful lives of these assets would be reported in the financial statements as soon as any such change is determined. In 2003, based on a detailed review of certain long-lived assets, estimates of the useful lives of certain types of telecommunications installations and other installations were changed. The impact of these changes was an increase in depreciation, amortization and write-downs of approximately DKK 249 million in 2003.

•	Intangible assets, including goodwill and other rights, comprise a significant portion of our total assets. Impairment tests on these intangible assets are performed at least annually and, if necessary, when events or changes in circumstances indicate that their carrying value might not be recoverable. The measurement of intangibles is a complex process that requires significant management judgment in determining various assumptions, such as cash-flow projections, discount rates and terminal growth rates. The sensitivity of the estimated measurement to these assumptions, combined or individually, can be significant. Furthermore, the use of different estimates or assumptions when determining the fair value of such assets may result in different values and could result in impairment charges in future periods.

•	Net periodic pension cost for defined benefit plans, is estimated based on certain actuarial assumptions, the most significant of which relate to returns on plan assets, discount rates and salary increases. As shown in note 25 to the consolidated financial statements both the assumed rate of return on plan assets and the assumed discount rate have been reduced to reflect changes in market conditions and in the mix of assets held by our pension funds. Our assumptions for 2004 reflect a further reduction in the discount rate from 5.00% to 4.80%, and in the assumed return on plan assets from 6.50% to 6.10%. We believe these assumptions accurately illustrate current market conditions and expectations for market returns in the long term. These changes will increase TDC's pension costs by approximately DKK 120 million in 2004, assuming all other factors remain unchanged.

•	Estimates of deferred income taxes and significant items giving rise to the deferred assets and liabilities are shown in note 8 to the consolidated financial statements. These reflect the assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both the timing and probability of these estimates. In addition, such estimates reflect expectations about the amount of future taxable income and, where

Back to Contents

applicable, tax planning strategies. Actual income taxes could vary from these estimates, and results of operations in future periods could be affected by changes in expectations about future taxable income, future changes in income tax law or results from the final review of our tax returns by tax authorities.

•	The determination of the treatment of contingent liabilities in the financial statements is based on the expected outcome of the applicable contingency. Legal counsel and other experts are consulted both within and outside the company. A liability is recognized if the likelihood of an adverse outcome is probable of occurring and the amount is estimable. The matter is disclosed if the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable. Resolution of such contingencies in future periods may result in actual losses in excess of the amounts recognized.

•	Estimates of the fair value of financial instruments (including derivative financial instruments) for which quoted market prices are not available are based on the best information available in the circumstances. Methods of estimation used for such purposes include discounting estimated expected future cash flows, and fundamental analysis. Such methods incorporate assumptions about the interest rate, risk premium, default, prepayment and volatility and other factors.

•	Revenue is recognized when realized or realizable and earned. In accordance with Danish accounting principles, non-refundable up-front connection fees are recorded as revenue at the time the term of the related service contract begins. Under US GAAP, such up-front fees (and direct incremental costs) are deferred and amortized as income over the expected term of the related customer relationship. The estimation of this relationship is based on historical customer churn rates. If Management’s estimates are revised, material differences may result in the amount and timing of our revenue for any period.

New Accounting Pronouncements

New Danish GAAP Accounting Pronouncements and the Adoption of IFRS

The Danish Institute of State Authorized Public Accountants has issued two new accounting standards.

Accounting Standard No. 21, "Leases", addresses accounting for leases and establishes criteria for the classification of leases as operating or finance leases. Standard No. 21 is effective for financial statements for fiscal periods beginning on or after July 1, 2003, and requires retroactive application to amounts reported in such financial statements relating to prior periods. The adoption of this standard is not expected to have an effect on our financial position or results of operations.

Accounting Standard No. 22, "Revenue Recognition", establishes new criteria for recognition of revenue including: (i) criteria for determining when to separate multiple elements into separate units of accounting, and (ii) criteria for determining when revenue is realized or realizable. Standard No. 22 is effective for financial statements for fiscal periods beginning on or after July 1, 2003, and, upon adoption, requires retroactive application to amounts reported in such financial statements relating to prior periods. The adoption of this standard will reduce our shareholders’ equity at December 31, 2003 by DKK 700 million and reduce net income for 2003 by DKK 55 million.

From 2005 we will be required to report in accordance with IFRS as our primary basis of reporting. An internal project is underway to quantify differences between Danish GAAP and IFRS, to determine what changes will be necessary and to assess the impact that the adoption of IFRS will have on our results of operations, financial position and cash flows.

New US GAAP Accounting Pronouncements

In November 2002, the Emerging Issues Task Force, reached a consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables” for US GAAP purposes. EITF 00-21 provides guidance on how to determine when an arrangement that involves multiple revenue generating activities or deliverables should be divided into separate units of

Back to Contents

accounting for revenue recognition purposes. It further states, that if this division is required, the arrangement consideration should be allocated among the separate units of accounting. We have adopted the guidance in this new consensus for revenue arrangements entered into after June 15, 2003. The adoption of this new guidance did not have a material impact on our results of operations, financial position and cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," which was revised in December 2003 ("FIN 46R"). FIN 46R requires consolidation by the party with the majority of an entity’s risks and/or rewards ("the primary beneficiary") when the equity holders in that entity lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46R may also require disclosure of significant variable interests entities for which a company is not the primary beneficiary. The revised guidance contained in FIN 46R is intended to clarify certain provisions of the original FIN 46 and provides certain additional scope exemptions not present in FIN 46. We have adopted FIN 46R for entities created after February 1, 2003 with no effect on our results of operations, financial position and cash flows. We will apply FIN 46R to our special purpose entities created prior to February 1, 2003 with effect from January 1, 2004. We are assessing the impact that the adoption of FIN 46R for entities created prior to February 1, 2003 will have on our results of operations, financial position and cash flows.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. This standard is effective (with certain exceptions) for contracts entered into or modified after June 30, 2003. We do not expect the adoption of SFAS No. 149 to have a material impact on our results of operations, financial position and cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This standard establishes guidelines for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This standard is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We do not expect the adoption of SFAS No. 150 to have a material impact on our results of operations, financial position and cash flows.

Cautionary Statement Regarding Forward-Looking Statements

Reference is made to the Cautionary Statement Regarding Forward-Looking Statements contained in the Introduction to this annual report on page 1.

Back to Contents

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

The Board of Directors

The Board of Directors consists of twelve members, of whom eight are elected at a general meeting of shareholders. In addition, Danish law grants the employees of a company the right to elect a number of directors equal to one half the number of directors elected by shareholders at a general meeting (currently four directors).

In connection with the sale of TDC A/S ordinary shares by SBC Communications and pursuant to the Sale and Purchase Agreement, Jonathan Klug, Larry Boyle and Rick Moore have resigned as members of the board of directors of TDC and J. Kenneth Raley has resigned as member of the board of directors of TDC subsidiaries and as member of the Executive Committee of TDC, each effective as of June 15, 2004. James Callaway and Lloyd Kelley have notified TDC that they intend to resign as board members of TDC at the next following Extraordinary General Meeting of the shareholders.

Our Articles of Association provide that any shareholder holding more than 9.5% of our shares must abstain from voting in the election of two directors.

The directors elected by the shareholders serve terms of one year, terminating at the next Annual General Meeting. Directors elected by employees are elected for a period of four years. Current directors elected by employees were elected in April 2004. There is no restriction on the re-election of directors.

Set forth below is a list of the current members of the Board of Directors, their business experience and the year of their initial election as Directors.

Thorleif Krarup (Chairman)
Age 51. BSc (Economics), Bachelor of Commerce (Business Finance) and Bachelor of Commerce (Management Accounting).
First elected to the Board of Directors in 2003.
Member of the Boards of Group4Falck A/S, Bang & Olufsen A/S, Lundbeckfonden and LFI A/S.

Lloyd Kelley (Vice Chairman)
Age 54. BA (Business)
First elected to the Board of Directors in 2001.
Vice President, SBC Operations Inc.

Jan Bardino *
Age 52. MSc (Computer Science)
First elected to the Board of Directors in 2004.
Systems Developer at TDC A/S

James Callaway
Age 57. BSc (Business Administration).
First elected to the Board of Directors in 2003.
Group President, SBC Communications Inc. Member of the Board of Telmex (Telefonos de Mexico).

Back to Contents

Leif Hartmann *
Age 60.
First elected to the Board of Directors in 1996.
Systems Technician.

Niels Thomas Heering
Age 49. LLM.
First elected to the Board of Directors in 1991.
Managing partner in the law firm Gorrissen Federspiel Kierkegaard.
Chairman of the Boards of CKBF Invest A/S, Comlex A/S, Columbus IT Partner A/S, Ellos A/S, EQT Partners A/S, Jeudan
A/S, Mahé Holding A/S, Mahé Real Estate A/S, Nesdu A/S, NTR Holding A/S, Plaza Ure & Smykker A/S, and Stæhr
Holding A/S.
Member of the Boards of Danske Private Equity A/S, J. Lauritzen A/S, Ole Mathiesen A/S, and Venjo A/S.

Steen Jacobsen *
Age 54.
First elected to the Board of Directors in 1996.
Specialist Technician.

Bo Magnussen *
Age 56
First elected to the Board of Directors in 1996.
Senior Clerk.
Chairman of Lederforeningen at TDC (Association of Managers and Employees in Special Positions of Trust).

Kurt Anker Nielsen
Age 58. MSc (Commerce)
First elected to the Board of Directors in 2003.
Vice Chairman of the Boards of Novo Nordisk A/S and Novozymes A/S.
Member of the Board of Coloplast A/S and Dakocymation. Member of the Board and Chairman of the Audit Committee of
ZymoGenetics Inc., Seattle, USA

*	Elected by our employees.

Back to Contents

Executive Committee

The Executive Committee manages our daily operations and is appointed by the Board of Directors. Set forth below is information regarding the members of the Executive Committee as of June 15, 2004, along with their business experience and date of initial appointment.

Henning Dyremose (President and Chief Executive Officer).
Age 58. MSc (Chemical Engineering), Graduate Diploma in Business Economics (Organization).
Appointed to the Executive Committee in 1998.
Chairman of the Boards of TDC Switzerland AG, TDC Totalløsninger A/S, TDC Mobile International A/S, TDC Kabel TV
A/S and TDC Forlag A/S and Talkline GmbH.
Member of the Board of TDC Services A/S
Chairman of the Danish Trade Council.
Vice Chairman of the Board of Directors of Brødrene A. O. Johansen A/S and A. O. Invest A/S.
Member of the Boards of Carlsberg A/S and Carlsberg Breweries A/S.

Hans Munk Nielsen (Senior Executive Vice President and Chief Financial Officer).
Age 57. MSc (Economics), Stanford Executive Program
Appointed to the Executive Committee in 1991.
Chairman of the Board of TDC Services A/S.
Member of the Boards of TDC Switzerland AG, TDC Totalløsninger A/S, TDC Mobile International A/S, TDC Kabel TV
A/S, TDC Forlag A/S, and ADSB Telecommunications B.V.
Chairman of the Board of CMO-Denmark Fonden and its subsidiaries.
Member of the Boards of Nordea Invest A/S and Copenhagen Stock Exchange A/S.

The business address of each director and member of the Executive Committee is TDC A/S, Nørregade 21, DK-0900 Copenhagen C, Denmark.

Compensation

In 2003, we paid compensation to the Board of Directors and Executive Committee of DKK 2 million and DKK 14 million, respectively (not including remuneration for J. Kenneth Raley and James N. Wilson, as their remuneration was included in the fees for employees stationed in Denmark by SBC Communications Inc.), aggregating DKK 16 million. No bonuses were paid in 2003 to the Board of Directors. Performance based bonuses have been paid to the Executive Committee and are included in the above amount. For further information, see Note 4 to the consolidated financial statements.

In 2003, 5,000 options to purchase our shares were granted to members of the Board of Directors, at an average exercise price of DKK 172.36 per share. The options vest six months after the date of grant, and expire 10 years after the date of grant. In 2003, 56,262 options to purchase our shares were granted to members of the Executive Committee at an average exercise price of DKK 177.81 per share. This brought the total number of outstanding options held by members of the Executive Committee to 265,615 with an average exercise price of DKK 300.97 per share. One third of the options vest annually and consequently each grant vests fully in three years. The options expire 10 years after the date of grant.

We provide defined-benefit pension plans to certain of our employees. See note 25 to the consolidated financial statements for a description of the plans and the related costs and obligations.

Board Practices

The members of the Board of Directors do not have service contracts providing for termination benefits. The members of the Executive Committee are, in the event of termination by TDC or due to change of control, entitled to termination benefits of 12 to 36 months' salary plus pensions, benefits as well as compensation for bonuses and share options. The terms of termination for the members of the Executive Committee are further stipulated in their respective

Back to Contents

service contracts.

We do not have an Audit Committee, as this is not required by Danish law or the Copenhagen Stock Exchange. Our annual accounts are reviewed and signed by all members of the Board of Directors prior to their publication, and quarterly results are reviewed by the Board of Directors prior to their release. In addition, our external auditors present a report of their procedures and conclusions to the full Board of Directors at least once a year, in conjunction with the audit of the annual accounts, and are free to report additional items throughout the year, as they deem necessary. The auditors participate in the Board of Directors meeting, where the annual accounts are approved.

Our Compensation Committee (Remuneration Committee) consists of the Chairman of the Board of Directors, currently Thorleif Krarup, and the Vice-Chairman of the Board of Directors, currently Lloyd Kelley. The Compensation Committee determines the compensation and other conditions of employment for the members of the Executive Committee and reports to the Board of Directors.

Employees

The following table shows the number of individuals we employed within our 100% owned companies at December 31, 2001, 2002 and 2003:

	2001	2002	2003	Change from 2001 to 2002	Change from 2002 to 2003

Domestic activities	16,680	16,695	15,681	15	1,014
International activities	2,450	2,669	2,720	219	-51

Total	19,130	19,364	18,401	234	963

The average number of temporary employees during 2003 was 273.

More than 95 % of our employees in Denmark are covered by a collective agreement with one of three major unions. Each union is a member of nationally organized unions.

We are a member of the Confederation of Danish Industries. The Confederation negotiates and concludes the collective agreements in Denmark on behalf of its members. We participate in such negotiations. Within the framework of the collective agreements it is possible for us to conclude local agreements in Denmark with the unions as supplements to the general collective agreements.

We have a special agreement on cooperation with employees in Denmark, which relies on a system of cooperation committees at different levels in the organization. Our management and the employees are represented in such committees. The committees have a number of annual meetings during which every aspect of working conditions, except collective agreements, may be covered.

Share Ownership

As of December 31, 2003, members of our Board of Directors held 1,757 of our shares and members of our Executive Committee hold 31,919 of our shares, a combined total of less than 1% of our outstanding share capital. See note 4 to our consolidated financial statements for additional information concerning share options held by members of the Board of Directors and Executive Committee.

As of May 31, 2004, 3,510,865 of our shares were subject to options, of which 20,500 were held by the Board of Directors and 273,955 were held by the Executive Committee. The exercise price of the options corresponds to the market price of the shares on their date of grant and ranges from DKK 151.98 to DKK 690.00 per share.

Back to Contents

Item 7	Major Shareholders and Related Party Transactions

Major Shareholders and Brief History of Share Capital

At December 31, 2003 our share capital amounted to DKK 1,082 million, consisting of 216,459,540 shares with a nominal value of DKK 5 per share.

From the date of our international share issue, in April 1994, until February 28, 1997, the Danish State owned the majority of our class A shares, corresponding to 51.0% of our share capital as of February 28, 1997. The remaining privately held class A shares were purchased by the Danish State on March 1, 1997, at a predetermined price of DKK 125 per share. After the purchase, the Danish State owned 51.73% of our share capital and the remaining 48.27% was split among the class B shareholders.

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

At the end of October 1997, we announced a strategic partnership with Ameritech, a leading American telecommunications company. Ameritech supported the partnership by acquiring, on January 12, 1998, 4,500,000 of our class A shares from the Danish State, representing 34.4% of our share capital.

At an Extraordinary General Meeting on January 19, 1998, shareholders approved a repurchase of the Danish State’s remaining 2,277,023 class A shares. Each such share was purchased for DKK 4,381.77. After canceling the repurchased shares on April 24, 1998, our share capital was reduced to DKK 1,082 million, composed of 4,500,000 class A shares, nominal value DKK 100 per share, and 63,229,770 class B shares, nominal value DKK 10 per share.

On June 1, 1998 each class A share was converted into ten class B shares.

At an Extraordinary General Meeting on May 21, 1999, our shareholders approved a 2 for 1 stock split. As of June 2, 1999, the number of our shares outstanding has equaled 216,459,540, each with a nominal value of DKK 5.

Following a change in our Memorandum of Association, after April 24, 1998, no person or depositary has been allowed to control, through ownership or otherwise, shares representing more than 9.5% of our share capital without the consent of the Board of Directors. At the time of the announcement of our strategic partnership with Ameritech, this consent was granted.

In October 1999, Ameritech merged into SBC Communications. As a result, as of December 31, 2003, SBC Communications owned 41.58% of our share capital.

On June 9, 2004, we were informed that SBC Communications sold approximately 51.4 million of TDC A/S ordinary shares, in privately negotiated transactions and in addition TDC A/S has purchased approximately 18 million TDC A/S ordinary shares from SBC Communications pursuant to the Sale and Purchase Agreement. Following these transactions, SBC Communications currently holds 9.5% of TDC A/S’s total share capital. On June 14, 2004 we were informed that The Capital Group Companies, Inc. currently holds 12,045,917 of TDC A/S ordinary shares, corresponding to 5.57% of the total nominal share capital of TDC A/S.

Back to Contents

Shareholders owning more than 5% of our shares between January 1, 2000 and December 31, 2003, and their respective holdings at the end of 2000, 2001, 2002 and 2003, are set forth in the table below.

	SBC Communications		Arbejdsmarkedets Tillægspension

	Shares	Percent	Shares	Percent

January 1, 2000	90,000,000	41.58	12,089,000	5.58
December 31, 2000	90,000,000	41.58	13,344,400	6.16
December 31, 2001	90,000,000	41.58	16,871,300	7.79
December 31, 2002	90,000,000	41.58	14,708,000	6.79
December 31, 2003	90,000,000	41.58	12,885,254	5.95

The major shareholders listed above do not have voting rights different from other shareholders.

We are not currently aware of any arrangements that may, at a subsequent date, result in a change of control of TDC Group.

It is estimated that our shares by the end of 2003 are distributed such that approximately 60% are held in the United States, 31% in Denmark and 9% in the rest of Europe. At December 31, 2003 there were approximately 5,400 holders on record in the United States.

Related Party Transactions

Danish companies in the TDC Group have entered into certain lease transactions with their related Danish pension funds. In addition we pay the expenses of a small number of employees stationed in Denmark by SBC Communications Inc. For further information about related party transactions, please see note 28 to our consolidated financial statements.

On June 9, 2004, we were informed that SBC Communications sold approximately 51.4 million of TDC A/S ordinary shares, in privately negotiated transactions. In addition, TDC A/S has purchased approximately 18 million TDC A/S ordinary shares from SBC Communications pursuant to the Sale and Purchase Agreement. The purchase price was DKK 188.50 per share, corresponding to a total consideration of approximately DKK 3.4 billion.

Interests of Experts and Counsel

Not applicable.

Item 8	Financial Information

Consolidated Statements and Other Financial Information

See Item 17, “Financial Statements.”

Back to Contents

Item 9	The Offer and Listing

Offer and Listing

The table below sets forth, for the calendar periods indicated, the high and low prices for our shares, as reported by the Copenhagen Stock Exchange in Danish kroner, and our ADSs, as reported on the New York Stock Exchange Composite Tape in US dollars.

	DKK per share		USD per ADS

Year	High	Low	High	Low

1999	575	333	38 5/16	24
2000	764	315	49 5/8	18 7/8
2001	440	250	27.13	15.46
2002	305	150.5	18.35	10.19
2003	218.5	144	18.16	10.56

Year	DKK per share		USD per ADS

2002	High	Low	High	Low

First quarter	305	255	18.35	14.85
Second quarter	272	187	16.55	12.87
Third quarter	222	162.5	14.79	10.70
Fourth quarter	202	150.5	13.42	10.19

2003
First quarter	193	144	13.80	10.56
Second quarter	196	160	15.49	11.84
Third quarter	216.5	183	16.30	14.07
Fourth quarter	218.5	199	18.16	15.74

2004
First quarter	255	217	21.56	18.16

	DKK pe r share		USD per ADS

Month	High	Low	High	Low

December 2003	218.5	212	18.16	17.23
January 2004	255	217	21.56	18.37
February 2004	249.5	239.5	21.49	20.11
March 2004	248.5	221	20.94	18.16
April 2004	226.5	209	18.66	16.66
May 2004	217	200	17.67	16.03

Fluctuations in exchange rates between the Danish kroner and the US dollar will affect the US dollar equivalents of the Danish kroner price of our shares on the Copenhagen Stock Exchange and, as a result, will affect the market prices of our ADSs in the United States.

Plan of Distribution

Not applicable.

Back to Contents

Markets

Our shares are listed for trading on the Copenhagen Stock Exchange (ISIN DK00-1025333-5) and on the New York Stock Exchange in the form of American Depositary Shares, or ADSs (NYSE ticker symbol TLD). The nominal value of one share is DKK 5, and the value of one ADS is half the value of one share. Options for our shares are quoted on the Copenhagen Stock Exchange.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Back to Contents

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

Powers of the Directors

All members of our Board of Directors have equal voting rights, and all resolutions are passed by a simple majority of votes. However, in the event of a tie, the Chairman, or in his absence, the Vice-Chairman, shall have the casting vote. The Board of Directors forms a quorum when a majority of its members is present.

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

The Danish Companies Act also prohibits us from granting loans or providing securities to any members of the Board of Directors or the Executive Committee. This prohibition also applies to anyone particularly close to such a member of the Board of Directors or the Executive Committee.

In legal transactions, we are bound by the joint signatures of any three members of the Board of Directors, one of whom must be the Chairman or the Vice-Chairman, or by the joint signatures of any two members of the Executive Committee.

Compensation of the Board of Directors must be approved by the shareholders at a General Meeting. Any compensation of the Executive Committee must be approved by the Board of Directors.

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

Back to Contents

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

Convening of Shareholder Meetings and Admission

General Meetings shall be convened by the Board of Directors and shall be held in Greater Copenhagen. The meetings shall be convened by a letter sent to all shareholders entered in the Company’s Register of Shareholders who have so requested and by a notice inserted in the Danish Official Gazette and in one or more Danish or foreign daily newspapers as directed by the Board of Directors.

The Annual General Meeting is held every year before the end of May (and beginning in 2004, before the end of April) and shall be called by not less than 14 days nor more than 28 days notice.

Extraordinary General Meetings, which may be called by resolution of either the Board of Directors, one of our Auditors, or by the shareholders at an Annual General Meeting shall be called by not less than 8 days nor more than 28 days notice. Furthermore, an Extraordinary General Meeting shall be convened whenever, for the consideration of a specified subject, a shareholder holding at least one-tenth of our share capital requests such a meeting in writing. The Extraordinary General Meeting shall be convened within 14 days of receipt of the pertinent request.

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

According to the Danish Companies Act, the affirmative vote of two thirds of the votes cast as well as two thirds of the aggregate share capital represented at the general meeting is required to amend our Articles of Association. Furthermore, any amendment which would reduce any shareholders’ right in respect of dividend payments or rights upon liquidation, or restrict the transferability of shares, requires a majority vote of at least 90%. Any amendment which will alter the legal relationship between shares that were previously equal or make any issued shares redeemable needs the consent of all shareholders affected thereby.

Limitations on Rights to Own Securities

Our Articles of Association provide that no shareholder other than the depositary for the ADSs shall be entitled to own and/or control shares corresponding to more than 9.5% of our authorized share capital without the consent of the Board of Directors. The Board of Directors is only authorized under the Articles of Association to grant such consent where such shareholder is any other Danish or foreign telecommunications company and where the shares are acquired in order to establish or expand cooperation regarding telecommunications activities between the companies or affiliated companies. Consent may also be granted in connection with the issuing or selling of shares as payment for contributions

Back to Contents

from the telecommunications company with which cooperation is established. SBC Communications (formerly Ameritech) is an approved strategic partner holding more than 9.5% of our nominal share capital.

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

Taxation

The following is a summary of the principal Danish and US federal income tax considerations that are likely to be material to the ownership and disposition of shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to the ownership or disposition of shares or ADSs. YOU ARE STRONGLY ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES TO YOU OF ACQUIRING, OWNING OR DISPOSING OF SHARES OR ADSs IN THE COMPANY. In particular, this summary applies to you only if you hold shares or ADSs as capital assets for tax purposes, and are the beneficial owner of less than 10% of the share capital of the company. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;
•	a bank;
•	life insurance company;
•	a tax-exempt organization;
•	a person that holds shares or ADSs that are a hedge or that are hedged against interest rate or currency risks;
•	a person that holds shares or ADSs as part of a straddle or conversion transaction for tax purposes;
•	a person whose functional currency for tax purposes is not the US dollar; or
•	a person that owns or is deemed to own ten percent or more of any class of our stock.

The summary is based on laws, treaties, and regulatory interpretations in effect on the date hereof, all of which are subject to change, possibly on a retroactive basis. You should consult your own tax advisers regarding the tax

Back to Contents

consequences of purchasing, owning, or disposing of shares or ADSs in the light of your particular circumstances, including the effect of any state, local, or other national laws.

Danish Tax Considerations

The following discussion applies to holders of shares or ADSs that are not resident in Denmark for tax purposes (or otherwise subject to full Danish tax liability), and do not hold shares or ADSs in connection with a trade or business conducted through a permanent establishment in Denmark.

Dividends. Dividends paid by us to you are generally subject to Danish withholding tax at a 28 percent rate. You may, however, qualify for a reduced rate of taxation under an applicable income tax treaty. If you so qualify, you may be able to claim a reduced rate of withholding or a refund of the difference between the amount initially withheld and the amount determined by applying the applicable treaty rate. The income tax treaty between Denmark and the United States (the “Treaty”) generally provides for Danish withholding tax on dividends at a reduced rate of 15 percent. You should consult your own tax advisers regarding the specific procedures for claiming a reduced rate of withholding or refund of Danish withholding tax.

Sales of Shares or ADSs. Capital gain realized by you on a sale of shares or ADSs will be exempt from Danish taxation.

Estate, Gift and Wealth Taxes. No Danish estate taxes will be payable in respect of shares or ADSs held by an individual non-resident of Denmark whose estate is not administered in Denmark. No Danish gift taxes will be payable if neither the donor nor the donee of shares or ADSs is resident in Denmark. No Danish wealth tax will be payable in respect of shares or ADSs held by a non-resident of Denmark.

US Federal Income Tax Considerations

The following is a summary of the principal US federal income tax considerations that are likely to be material to the ownership and disposition of shares or ADSs by you if you are an eligible US holder. You will be an eligible US holder if you are a resident of the United States for the purposes of, and fully eligible for benefits under, the Treaty. You will generally be entitled to Treaty benefits in respect of shares or ADSs if you are:

•	the beneficial owner of the shares or ADSs (and the dividends paid with respect thereto);
•	an individual citizen or resident of the United States or a US domestic corporation;
•	not also a resident of Denmark for Danish tax purposes; and
•	not subject to an anti-treaty shopping article that applies under limited circumstances.

The treaty benefits discussed herein generally are not available to holders that hold shares or ADSs in connection with the conduct of a business through a permanent establishment, or the performance of personal services through a fixed base, in Denmark. This summary does not discuss the treatment of such holders.

In general, if you hold ADSs, you will be treated as the holder of the shares represented by those ADSs for US federal income tax purposes and for purposes of the Treaty.

Dividends. The gross amount of any dividends distributed by us with respect to shares or ADSs (including amounts withheld in respect of Danish tax) generally will be subject to US federal income taxation as foreign source dividend income. You will include dividends paid in a currency other than the US dollar in income in a dollar amount calculated by reference to the exchange rate in effect on the date you receive the dividends (or, in the case of ADSs, the date the depositary receives them). Subject to certain exceptions for positions that are hedged or held for less than 61 days, an individual generally will be subject to US taxation at a maximum rate of 15% in respect of dividends received after 2002 and before 2009 if the dividends are "qualified dividends". The dividends will be qualified dividends if TDC was not, in the year prior to the year in which the dividends were paid, and is not, in the year in which the dividends are paid, a passive foreign investment company ("PFIC"), foreign personal holding company ("FPHC") or foreign investment company

Back to Contents

("FIC"). Based on its audited financial statements and relevant market and shareholder data, TDC believes that it was not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2003 taxable year. In addition, based on its audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, TDC does not anticipate becoming a PFIC, FPHC, or FIC for its 2004 taxable year. If you convert dividends paid in a foreign currency into dollars on the date you receive them (or, in the case of ADSs, on the date the depositary receives them), you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may be required to recognize foreign currency gain or loss on the receipt of a refund of Danish withholding tax pursuant to the Treaty to the extent the dollar value of the refund differs from the dollar equivalent of that amount on the date of receipt of the underlying dividend.

Subject to generally applicable limitations under US law, Danish withholding tax at the rate provided under the Treaty will constitute a foreign income tax that is eligible for credit against your US federal income tax liability or, at your election, may be deducted in computing taxable income. Under certain conditions, foreign tax credits are not allowed for withholding taxes imposed in respect of short-term or hedged positions. U.S. tax authorities have indicated an intention to use existing law and to issue new regulations to limit the credibility of foreign withholding taxes in certain situations, including where the burden of foreign taxes is separated inappropriately from the related foreign income. You should consult your tax advisor if you have questions about whether such rules may affect your ability to utilize foreign tax credits. You should consult your own advisers concerning the implications of these rules in the light of your particular circumstances.

Sale or other Disposition of Shares or ADSs. For US federal income tax purposes, gain or loss you realize on the sale or other disposition of shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares or ADSs were held for more than one year. The net amount of long-term capital gain recognized by an individual holder generally is subject to taxation at a maximum rate of 20%; however, net long-term capital gain recognized after May 5, 2003 and before 2009 generally is subject to taxation at a maximum rate of 15%. Your ability to deduct capital losses is subject to limitations.

US Information Reporting and Backup Withholding Rules

Payments in respect of the shares or ADSs that are made in the United States or by a US-related financial intermediary will be subject to information reporting and may be subject to a backup withholding unless you:

•	are a corporation or other exempt recipient; or
•	provide a taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.

If you are not a US person, you generally are not subject to these rules, but may be required to provide certification of non-US status in order to establish that you are exempt.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Back to Contents

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934. We file annual and special reports and other information with the Securities and Exchange Commission. You may read and copy this information at the following location:

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

Back to Contents

Item 11	Qualitative and Quantitative Disclosures about Market Risk

Our business is exposed to certain market and credit risks related to our financial portfolio, investments in foreign companies, and purchases and sales of goods and services denominated in foreign currencies. As a result, we have established risk management policies and procedures to identify, monitor and control each of these risks. Our Management approves these policies and procedures, and the Board of Directors defines the highest acceptable levels of exposure.

The market values of financial assets and liabilities and of interest-rate, exchange-rate, credit and share-price exposures are computed on a daily basis.

Generally, we hold or issues derivatives for economic hedging purposes only.

Market Risk

Market risk is the risk of economic losses due to adverse changes in the market value of a financial instrument or a derivative, as a result of fluctuations in interest rates, foreign exchange rates, equity prices or other market factors.

Refinancing

In order to reduce refinancing risk, we aim for no more than 20% of the loan portfolio to mature in the current year. To reduce the refinancing risk on short-term debt, we have committed credit facilities ensuring that we have sufficient short-term financing in place.

Interest Rate

We have raised floating and fixed interest-rate loans with maturities of up to 10 years. Debt management involves surveillance of the duration of loans and the interest-rate risk of our interest bearing financial instruments according to a value-at-risk model. Interest-rate swaps are used to achieve the target duration i.e. swapping long-term fixed interest rates to short-term floating interest rates.

Exchange Rate

At December 31, 2003, the net exchange-rate exposure from our business and financial activities and investments abroad were predominantly in CHF and EUR. Because the policy of the Danish government is to peg the Danish kroner to EUR, we consider risks associated with EUR exposure to be minimal. Foreign exchange-rate swaps are used to minimize exposure to CHF. Currently, our investment in TDC Switzerland is the only foreign investment we have that is hedged. This investment is fully hedged and qualifies for hedge accounting as described in FAS 133. Currency gains/losses resulting from this activity are reflected in currency translation adjustments under shareholders' equity.

Value at Risk

Statistical models based on historical prices can estimate potential losses that could arise from changes in market conditions. The estimates are calculated using a probability-based approach for measuring our exposure to market risk. We have performed a value-at-risk analysis of all our significant financial instruments. The calculation has a one-year time horizon and a 95% confidence level. Volatilities of and correlations between exchange rates and interest rates are included. The estimate represents the maximum potential loss, at a 95% confidence level, from adverse changes in either interest rates or foreign exchange rates over a one-year period.

The estimated value-at-risk figures are calculated on a cash flow basis, which means that each payment of a financial instrument is analyzed separately, as opposed to analyzing the net position of all the individual instruments' payments. Further, the interest rate value-at-risk figures take into account price volatilities derived using historical market data. As value-at-risk figures estimate the potential change in the market value of the interest bearing portfolio, price

Back to Contents

volatilities are required, which are directly estimated using estimated zero coupon bond prices. Prior to 2003, value at risk figures were calculated based on outstanding net positions and certain assumptions related to interest rate volatilities and duration.

Value-at-risk figures based on a net position do not take into account the correlations between the individual cash flows for the individual instruments. This has now been changed so that cash flow segmenting is the basis. As mentioned above, price volatilities are required to estimate the value-at-risk figures. So far, interest rate volatilities have been estimated and then converted to price volatilities using duration’s assumptions. Now the price volatilities are estimated directly. Figures for 2002 in the table below have been restated to reflect these changes in methodology.

Value at risk on net interest-bearing debt[1]

DKKm	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03

Interest rates	737	915	1,079	1,049	1,171	1,172	1,380	1,352
Foreign exchange rates	28	58	37	42	32	33	23	15

(1)	End-of-period figures for TDC A/S, TDC Solutions A/S, TDC Mobile International A/S, TDC Mobil A/S, TDC Directories A/S, TDC Services A/S and TDC Cable TV A/S. The above value-at-risk figures do not include risks related to net investments in foreign companies.

TDC's uses a value-at-risk model. The model is based on the following assumptions:
-	Market values
-	Variances and covariances estimated based on historical information
-	The horizon is 1 year
-	The confidence level is 95%

The maxima for interest and foreign exchange rate exposure have at no times been exceeded.

The estimated maximum loss incurred as a consequence of adverse changes in interest rates amounted to DKK 1,352 million at December 31, 2003, compared with DKK 1,049 million at December 31, 2002. The value-at-risk amount from adverse changes in foreign exchange rates was DKK 15 million at December 31, 2003, compared with DKK 42 million at December 31, 2002. Such risk is not considered significant compared with our expected future earnings, equity or market capitalization.

Credit Risk

We are exposed to credit risks in a variety of areas: as a supplier of services to Danish and international customers and business partners, as counterparty to financial contracts, and as a holder of securities. To manage credit risks associated with our financial contracts, a set of policies and procedures has been prepared stating approved maximum credit limits based mainly on credit ratings of counterparties.

Share Price

We have no significant shareholdings other than shares held in subsidiaries and associated enterprises. To fulfill our commitments under our share option scheme, we held 3,167,764 shares or 1.46% of the common shares at December 31, 2003.

Our pension funds invest in a variety of marketable securities, including equities. The rate of return on these investments has implications for TDC's financial results and pension plan funding requirements. We have entered into investment advice agreements with our related pension funds to protect investments and optimize return. We are obliged to cover any shortfall in these pension funds' ability to comply with the premium reserve requirements under the Danish Act on Company Pension Funds.

Back to Contents

Item 12	Description of Securities Other than Equity Securities

Not applicable.

Item 13	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15	Controls and Procedures

Evaluation of disclosure controls and procedures

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and our chief financial officer have concluded that the disclosure controls and procedures as of December 31, 2003 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

There have been no changes in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A	Audit committee financial expert

     Our Board of Directors has determined that Kurt Anker Nielsen qualifies as an audit committee financial expert within the meaning of this Item 16A.

Item 16B	Code of Ethics

We have not adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended, because our senior executive and financial officers are bound by Danish mandatory ethics rules and a number of internal rules and guidelines, which we believe have collectively a purpose and function that is substantially similar to a code of ethics within the meaning of Item 16B.

Back to Contents

Such Danish mandatory ethics rules include various Danish corporate laws, including rules regarding the mandatory two-tier board of directors system, Danish securities laws and related listing rules of the Copenhagen Stock Exchange, providing detailed rules regarding insider-trading and disclosure requirements. In addition, TDC has detailed internal insider trading rules and we have implemented a number of compliance programmes and policies. Moreover, many of our employment contracts for our directors and executive managers include provisions regarding conflict of interests. Finally, we have developed corporate principles that describe our vision and values, which have been implemented throughout TDC and which form the basis for our business conduct.

Item 16C	Principal Accountant Fees and Services

Audit fees

The aggregate audit fees for 2003 amounted to DKK 19 million compared with DKK 18 million in 2002.

Audit fees consist of fees billed for the annual audit of our consolidated financial statements and the financial statements of the parent company, TDC A/S. They also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the SEC.

Audit-related fees

The aggregate audit-related fees for 2003 amounted to DKK 8 million compared with DKK 15 million in 2002.

Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and include consultations concerning financial accounting and reporting standards and internal control reviews.

Tax fees

The aggregate tax fees for 2003 amounted to DKK 5 million compared with DKK 8 million in 2002.

Tax fees include fees billed for tax compliance services, including assistance on the preparation of tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from tax authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

All other fees

For 2003, all other fees to the independent auditor amounted to DKK 5 million compared with DKK 2 million in 2002.

All other fees included fees for risk management advisory services and actuarial services.

Pre-approval policies

The Board of Directors is responsible for the appointment, compensation and oversight of the work of the independent auditor. As part of this responsibility, the Board of Directors is required to pre-approve certain audit and non-audit services performed by our independent auditors, PricewaterhouseCoopers and Ernst & Young, in order to assure that they do not impair the auditors’ independence. Pursuant to TDC’s “Procedures for Pre-Approval of Audit and Non-audit Services,” proposed services either may be pre-approved if they are a type of service that has received general pre-approval from the Board of Directors or they would require the specific pre-approval of the Board of Directors. As at December 31, 2003 services that have received general pre-approval included (i) certain audit services, including statutory/financial audits

Back to Contents

and services associated with SEC registration statements, (ii) certain audit-related services, including due diligence, audit procedures, internal control reviews, attest services and general assistance with implementation of SEC requirements, (iii) certain tax services, including tax planning, advice and compliance, review of tax returns, tax audits and tax due diligence, and (iv) certain other non-audit services, including assistance in relation to benchmark studies. The Board of Directors will periodically review and approve the types of services that are pre-approved.

None of the accountant services listed above were approved by the Board of Directors pursuant to any de minimis exception from the pre-approval policy.

Back to Contents

Item 17	Financial Statements
Item 18	Financial Statements

The Registrant has responded to Item 17 in lieu of responding to this item.

Item 19	Exhibits

The following documents are being filed as exhibits to this annual report:

1.	Articles of Association of TDC A/S (filed in English translation).

4.	Sale and Purchase Agreement entered into by Ameritech Corporation, Ameritech Luxembourg S.a.r.l., and TDC A/S, dated June 9, 2004.*

8.	Subsidiaries of TDC A/S.**

12.1	CEO Certification.

12.2	CFO Certification.

13.1	Section 906 Certification.

*	Incorporated by reference from Schedule 13D/A filed by SBC Communications Inc. with the Securities and Exchange Commission on June 10, 2004.

**	Set forth in note 29 to our consolidated financial statements.

Back to Contents

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TDC A/S
(Registrant)

By: /S/ Hans Munk Nielsen
Name: Hans Munk Nielsen
Title: Executive Vice-President and Chief Financial Officer

Dated: June 28, 2004.

Back to Contents

Exhibit 12.1

CEO CERTIFICATION

I, Henning Dyremose, certify that:

1.	I have reviewed this annual report on Form 20-F of TDC A/S;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15e and 15d-15e) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.	The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal controls over financial reporting

June 28, 2004
/S/ Henning Dyremose
Henning Dyremose
Chief Executive Officer

Back to Contents

Exhibit 12.2

CFO CERTIFICATION

I, Hans Munk Nielsen, certify that:

1.	I have reviewed this annual report on Form 20-F of TDC A/S;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15e and 15d-15e) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.	The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal controls over financial reporting

June 28, 2004
/S/ Hans Munk Nielsen
Hans Munk Nielsen
Chief Financial Officer

Back to Contents

Exhibit 13.1

Certification
Pursuant to Section 906 of the Sarbanes Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of TDC A/S, a Danish corporation (the "Company") does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2003 (the "Form 20-F") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 28, 2004	/S/ Henning Dyremose

Henning Dyremose
Chief Executive Officer

Dated June 28, 2004	/S/ Hans Munk Nielsen

Hans Munk Nielsen
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to TDC A/S and will be retained by TDC A/S and furnished to the Securities and Exchange Commission or its staff upon request.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

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

The Consolidated Financial Statements listed above are presented in Danish kroner (DKK) and amounts pertaining to the most recent financial year and certain other amounts are also expressed in US dollars, the US dollar amounts being presented solely for convenience and translated at the rate of USD 1 = DKK 5.9576, which is the exchange rate of US dollars for Danish kroner as quoted by the Nationalbank of Denmark on December 31, 2003. The US dollar amounts should not be construed as representations that the DKK amounts have been, could be or could in the future be converted into US dollars at this or any other rate. As of May 28, 2004 the exchange rate of US dollars for Danish kroner as quoted by the Nationalbank of Denmark was USD 1 = DKK 6.0738.

Back to Contents

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of TDC A/S

In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholder’ equity present fairly, in all material respects, the financial position of TDC A/S and its subsidiaries and its proportionally consolidated enterprises at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Denmark. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Belgacom SA/NV (15.9 percent ownership as of December 31, 2003), which was prepared in accordance with International Financial Reporting Standards. We audited the adjustments necessary to convert such statements to generally accepted accounting principles in Denmark and generally accepted accounting principles in the United States of America for purposes of inclusion in the consolidated financial statements. These proportionally consolidated statements reflect total assets of 14 percent and 11 percent of the related consolidated totals as of December 31, 2002 and 2003, respectively, and total revenues of 13 percent, 13 percent and 13 percent of the related consolidated totals for each of the three years in the period ended December 31, 2003, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Belgacom SA/NV under International Financial Reporting Standards, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

Accounting principles generally accepted in Denmark vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

/S/ PricewaterhouseCoopers
PricewaterhouseCoopers

March 1, 2004
Copenhagen, Denmark

Back to Contents

REPORT OF THE INDEPENDENT AUDITORS

Mr. D. Bellens
Managing Director
BELGACOM SA DE DROIT PUBLIC/NV VAN PUBLIEK RECHT

We have audited the consolidated balance sheets of Belgacom SA/NV and subsidiaries as of December 31, 2003, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Ben Nederland Holding BV and its subsidiaries ("Ben Nederland BV") as of and for the year ended December 31, 2001, a corporation in which the company had a 0% interest since September 25, 2002; a 11.02% interest since May 23, 2002; a 17.21% interest since February 26, 2002; a 27.44% interest since November 1, 2001 and a 35.3% interest before October 31, 2001. Those consolidated financial statements, presented in accordance with accounting principles generally accepted in the Netherlands, were audited by other auditors whose report as of and for the year ended December 31, 2001 has been furnished to us, and our opinion, insofar as it relates to the amounts utilized by the Company's management (before conversion to International Financial Reporting Standards) so as to include Ben Nederland BV in the consolidated financial statements of Belgacom Group as of and for the year ended December 31, 2001, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the Company's adjustments to convert the financial statements of Ben Nederland BV to comply with International Financial Reporting Standards) and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Belgacom SA/NV and subsidiaries at December 31, 2003, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards.

Brussels, Belgium
February 19, 2004

Ernst & Young Reviseurs d'Enterprises S.C.C.
Represented by

/S/ Ludo Swolfs
Ludo Swolfs
Partner

Back to Contents

REPORT OF INDEPENDENT AUDITORS

To the shareholders of Ben Nederland Holding B.V.

We have examined the accompanying consolidated balance sheets of Ben Nederland Holding B.V., Amsterdam, and its subsidiaries as of December 31, 2001 and 2000 and the related consolidated profit and loss accounts and statements of cash flows, for each of the two years in the period ended December 31, 2001, all expressed in Euros. Our examinations of these statements were made in accordance with auditing standards generally accepted in the United States and accordingly included such tests of the accounting records such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the financial position of Ben Nederland Holding B.V., and its subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the Netherlands.

As discussed in Note 2 to the financial statements, the Company changed its method of capitalizing asset construction costs in 2001 and ceased the capitalization of interests costs related to assets under construction in 2000.

April 24, 2002

/S/ PricewaterhouseCoopers N.V.
PricewaterhouseCoopers N.V.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

		For the year ended December 31

Note		2001 DKKm	2002 DKKm	2003 DKKm	2003 USDm (unaudited)

2, 3	Net revenues	51,394	51,155	50,263	8,437
	Work performed for own purposes and capitalized	1,661	1,639	1,448	243
	Other operating income	1,088	1,175	934	157

	Total revenues	54,143	53,969	52,645	8,837

	Transmission cost, raw materials and supplies	(20,066)	(18,482)	(17,787)	(2,986)
	Other external charges	(13,113)	(10,606)	(9,480)	(1,591)
4	Wages, salaries and pension costs	(9,312)	(10,635)	(11,590)	(1,945)
	Depreciation, amortization and write-downs	(10,688)	(10,216)	(9,548)	(1,603)
	Total operating expenses	(53,179)	(49,939)	(48,405)	(8,125)

	Total operating income	964	4,030	4,240	712

	Income (loss) before income taxes from investments in associated enterprises	772	(38)	30	5
5	Fair value adjustments	623	3,257	572	96
6	Interest and other financial income	1,880	2,448	2,791	468
7	Interest and other financial expenses	(3,235)	(3,562)	(3,980)	(668)

	Net financials	40	2,105	(587)	(99)

	Income before income taxes	1,004	6,135	3,653	613
8	Total income taxes	(1,425)	(1,686)	(1,644)	(276)

	Income (loss) before minority interests	(421)	4,449	2,009	337
	Minority interests’ share of net income (loss)	407	93	(209)	(35)

	Net income (loss)	(14)	4,542	1,800	302

	Earnings per share of nominal value DKK 5, DKK/USD	(0.1)	21.0	8.3	1.4

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

CONSOLIDATED BALANCE SHEETS

		At December 31

Note	Assets	2002 DKKm	2003 DKKm	2003 USDm (unaudited)

	Goodwill	22,312	26,517	4,451
	Rights, software etc.	5,562	5,443	914

9	Intangible assets, net	27,874	31,960	5,365

	Land and buildings	2,415	2,216	372
	Telecommunications installations	25,866	24,236	4,068
	Other installations	2,996	2,744	461
	Installation materials	374	307	51
	Property, plant and equipment under construction	1,324	1,342	225

10	Property, plant and equipment, net	32,975	30,845	5,177

	Investments in associated enterprises	1,302	336	56
	Minority passive investments	256	342	58
	Other financial assets	227	746	125

11	Investments and other assets, net	1,785	1,424	239

	Total fixed assets	62,634	64,229	10,781

	Merchandise inventories	922	786	132

	Total inventories	922	786	132

12	Trade accounts receivable	10,431	9,472	1,590
13	Contract work in process	84	80	14
	Amounts owed by associated enterprises	11	1	0
8	Deferred tax assets	1,638	1,641	275
8	Tax receivable	252	15	3
	Other accounts receivable	1,511	1,992	334
14	Prepaid expenses	7,520	7,286	1,223

	Total accounts receivable	21,447	20,487	3,439

	Marketable securities	2,915	2,077	348

15	Treasury shares	0	0	0

16	Cash	2,679	7,101	1,192

	Total current assets	27,963	30,451	5,111

	Total assets	90,597	94,680	15,892

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

CONSOLIDATED BALANCE SHEETS -- (Continued)

		At December 31

Note	Liabilities and Shareholders’ Equity	2002 DKKm	2003 DKKm	2003 USDm (unaudited)

	Common shares	1,082	1,082	182
	Capital in excess of par value	8,652	8,652	1,452
	Retained earnings	23,102	21,379	3,588
	Proposed dividends	2,470	2,560	430

17	Total shareholders’ equity	35,306	33,673	5,652

18	Minority interests	550	531	89

19	Pension provisions, etc.	2,016	1,138	191
8	Deferred tax provision	4,908	5,340	896
19	Other provisions	621	1,225	206

	Total provisions	7,545	7,703	1,293

	Bonds and long-term bank loans	27,708	32,465	5,449
	Other long-term debt	1,086	1,860	312

20	Total long-term debt	28,794	34,325	5,761

20	Current maturities of long-term debt	935	2,936	493
21	Short-term bank loans	1,422	778	131
	Prepayments from customers	277	230	39
	Trade accounts payable	7,492	6,727	1,129
	Amounts owed to other associated enterprises	0	14	2
8	Tax payable	196	709	119
	Other accounts payable	5,485	4,545	763
	Deferred income	2,595	2,509	421

	Total short-term debt	18,402	18,448	3,097

	Total debt	47,196	52,773	8,858

	Total liabilities	55,291	61,007	10,240

	Total liabilities and shareholders’ equity	90,597	94,680	15,892

Back to Contents

	Certain Other Note References:
2	Segment reporting, activities	28	Related Party Transactions
3	Segment reporting, geographical segments	29	Overview of Group Companies
22	Acquisition of Enterprises	30	Reconciliation to US GAAP
23	Disposal of Enterprises	31	Auditors’ remuneration
24	Financial Instruments, etc.	32	Net Interest-bearing Debt
25	Pension Obligations	33	Supplementary US GAAP Information
26	Other Financial Commitments	34	Valuation and Qualifying Accounts and Reserves
27	Contingent Assets and Contingent Liabilities

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

Consolidated Statements of Changes in Shareholders’ Equity (Note 17)

	Compre- hensive income DKKm	Common Shares DKKm	Capital in excess of par value DKKm	Retained earnings DKKm	Proposed dividends DKKm	Total Share- holders' Equity DKKm

Balance at January 1, 2001		1,082	8,652	23,548	2,264	35,546
Distributed dividends					(2,264)	(2,264)
Comprehensive income:
Net loss for the year	(14)			(14)		(14)
Exchange rate adjustments, net	(17)			(17)		(17)
Tax related to changes in shareholders’ equity	155			155		155

Comprehensive income	124

Acquisition of treasury shares				(132)		(132)
Proposed dividends [1]				(2,363)	2,363	0

Balance at December 31, 2001		1,082	8,652	21,177	2,363	33,274
Balance at January 1, 2002		1,082	8,652	21,177	2,363	33,274
Distributed dividends					(2,363)	(2,363)
Comprehensive income:
Net income for the year	4,542			4,542		4,542
Exchange rate adjustments, net	(165)			(165)		(165)
Tax related to changes in shareholders’ equity	105			105		105

Comprehensive income	4,482

Tax adjustment regarding employee shares				50		50
Acquisition of treasury shares				(137)		(137)
Proposed dividends [1]				(2,470)	2,470	0

Balance at December 31, 2002		1,082	8,652	23,102	2,470	35,306

Balance at January 1, 2003		1,082	8,652	23,102	2,470	35,306
Distributed dividends				17	(2,470)	(2,453)
Comprehensive income:
Net income for the year	1,800			1,800		1,800
Exchange rate adjustments, net	(47)			(47)		(47)
Additional minimum pension liability in Belgacom	(150)			(150)		(150)
Tax related to changes in shareholders’ equity	(450)			(450)		(450)

Comprehensive income	1,153

Tax effect regarding employee shares				38		38
Acquisition of treasury shares				(371)		(371)
Proposed dividends [1]				(2,560)	2,560	0

Balance at December 31, 2003		1,082	8,652	21,379	2,560	33,673

Expressed in USDm		182	1,452	3,588	430	5,652

[1] Net of dividends related to treasury shares amounting to DKK 38m (USD 6m) in 2003, DKK 19m in 2002 and DKK 18m in 2001.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

Consolidated Statements of Cash Flows

		2001 DKKm	2002 DKKm	2003 DKKm	2003 USDm (unaudited)

Cash flow from operating activities:
Net income (loss)		(14)	4,542	1,800	302
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization and write-downs		10,688	10,216	9,548	1,603
Change in deferred tax, etc.		(268)	500	309	52
Change in provisions (excl. of deferred tax)		726	(372)	(731)	(123)
Change in pension assets		(424)	(312)	194	33
(Profit)/Loss on sale of enterprises		(34)	(474)	(193)	(32)
(Profit)/Loss on disposal of fixed assets		(240)	(146)	(86)	(14)
(Income)/Loss before income taxes from investments in associated enterprises		(772)	38	(30)	(5)
Fair value adjustments		(623)	(3,257)	(572)	(96)
Minority interests’ share of net result		(407)	(93)	209	35
Other		(166)	24	133	22
Change in:
-	Inventories	5	146	141	23
-	Receivables	(46)	1,089	1,286	216
-	Trade accounts payable	(189)	(575)	(821)	(138)
-	Prepayments and accrued income, other accounts payable, etc.	(1,478)	1,198	246	41
Dividends received from associated enterprises		157	372	0	0
Outlays for marketable securities		(4,085)	(9,887)	(2,049)	(344)
Receipts from marketable securities		4,569	7,942	2,885	484

Net cash from operating activities		7,399	10,951	12,269	2,059

Cash flow from investing activities:
Investment in subsidiaries and proportionally consolidated enterprises (Note A)		(12,034)	(967)	(7,904)	(1,326)
Acquisition of fixed assets		(10,017)	(7,900)	(6,238)	(1,047)
Sale of subsidiaries and proportionally consolidated enterprises (Note B)		218	0	340	57
Sale of property, plant and equipment		253	186	280	47
Sale of intangible assets and investments and other assets		582	6,249	895	150

Net cash used for investing activities		(20,998)	(2,432)	(12,627)	(2,119)

Cash flow from financing activities:
Proceeds from long-term loans		12,322	9,017	9,952	1,670
Repayments of long-term debt		(3,091)	(2,507)	(1,710)	(287)
Net borrowings from short -term bank loans		2,972	(11,494)	(644)	(108)
Change in minority interests		704	82	0	0
Dividends paid		(2,264)	(2,363)	(2,453)	(412)
Acquisition of treasury shares, net		(132)	(137)	(371)	(62)

Net cash from/(used for) financing activities		10,511	(7,402)	4,774	801

Effect of exchange rate changes on cash		11	(5)	6	1

Increase/(decrease) in cash and cash equivalents		(3,077)	1,112	4,422	742
Cash and cash equivalents at beginning of year		4,644	1,567	2,679	450

Cash and cash equivalents at end of the year		1,567	2,679	7,101	1,192

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

Consolidated Statements of Cash Flow (Continued)

Supplemental disclosure of cash flow information:	2001 DKKm	2002 DKKm	2003 DKKm	2003 USDm (unaudited)

Cash paid during the year:
Interest	2,842	3,103	3,464	581
Income tax	1,039	1,088	1,031	173

Financial reserves at the end of the year:
Cash	1,567	2,679	7,101	1,192
Marketable securities	971	2,915	2,077	348

Cash and marketable securities at the end of the year	2,538	5,594	9,178	1,540
Undrawn credit lines	7,158	14,017	11,586	1,945

Total financial reserves	9,696	19,611	20,764	3,485

Note A   Investment in Subsidiaries and Proportionally Consolidated Enterprises

The fair value of acquired assets and liabilities consists of the following at the time of acquisition:

	2001 DKKm	2002 DKKm	2003 DKKm	2003 USDm (un- audited)

Intangible assets	1,738	7	234	39
Property, plant and equipment	4,756	41	17	3
Investments and other assets	47	0	0	0
Inventories	2	13	8	2
Accounts receivable	1,172	52	(70)	(12)
Deferred tax assets/(liabilities)	636	(3)	(45)	(8)
Cash and cash equivalents	47	8	17	3
Minority interests	(184)	13	209	35
Provisions	(63)	0	0	0
Long-term debt	(369)	(3)	0	0
Short-term debt	(7,829)	80	(33)	(6)

Net assets	(47)	208	337	56
Goodwill	12,128	767	7,584	1,273

Total acquisition cost	12,081	975	7,921	1,329
Hereof cash and cash equivalents	(47)	(8)	(17)	(3)

Net cash paid for acquisitions	12,034	967	7,904	1,326

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

Consolidated Statements of Cash Flow (Continued)

Note B   Sale of Subsidiaries and Proportionally Consolidated Enterprises

The carrying value of assets and liabilities consists of the following at the time of sale:

	2001 DKKm	2002 DKKm	2003 DKKm	2003 USDm (unaudited)

Intangible assets	22	0	119	20
Property, plant and equipment	58	44	140	23
Investments and other assets	82	0	10	2
Inventories	1	0	3	1
Accounts receivable	79	(51)	17	3
Deferred tax assets/(liabilities)	0	2	25	4
Cash and cash equivalents	16	4	59	10
Minority interests	0	1	(19)	(3)
Provisions	0	0	(44)	(7)
Tax payable	0	0	(8)	(2)
Long-term debt	(1)	0	(22)	(4)
Short-term debt	(57)	(4)	(73)	(12)

Net assets	200	(4)	207	35
Profit/(loss) on sale of subsidiaries and proportionally consolidated enterprises	34	8	192	32

Total sales amount	234	4	399	67

Hereof cash and cash equivalents	(16)	(4)	(59)	(10)

Net cash from sales	218	0	340	57

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Significant Accounting Policies

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

The accounting policies are unchanged from last year.

Certain reclassifications have been made between accounting items and in the notes. These reclassifications have no effect on net income or shareholders’ equity.

The Consolidated Financial Statements are expressed in Danish kroner (DKK). The amounts pertaining to the most recent financial year and certain other amounts are als o expressed in US dollars (USD), the USD amounts being presented solely for convenience and translated from DKK as a matter of arithmetical computation only, at a rate on December 31, 2003 of USD 1 = DKK 5.9576. The USD amounts should not be construed as representations that the DKK amounts have been, could be or could in the future be converted into USD at this or any other rate.

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

The Consolidated Financial Statements have been prepared on the basis of the Financial Statements of TDC A/S and its consolidated enterprises (together referred to as the “Group”), which are prepared in accordance with Group accounting policies combining items of a uniform nature. Proportionally consolidated enterprises are consolidated based on the Group’s ownership share.

On consolidation, intra-group income and expenses, shareholdings, dividends, internal balances and realized and unrealized profits and losses in transactions between the consolidated enterprises have been eliminated.

On acquisition of subsidiaries and associated enterprises as well as increases in the ownership shares herein, the purchase method is applied, and assets and liabilities acquired are measured at fair values on the date of acquisition. Provision is made for commitments concerning restructuring in acquired enterprises that have been decided and announced to the parties involved at the time of acquisition. The tax effect of the revaluation made and any provisions for restructuring costs are provided for.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Any remaining positive differences between cost and fair value of the assets and liabilities acquired, including provision for restructuring costs, are recognized in the Balance Sheets under intangible assets as goodwill and amortized on a straight-line basis over the estimated economic life not exceeding twenty years. Goodwill of less than DKK 50,000 is expensed in the year of acquisition.

Newly acquired enterprises are included in the Consolidated Financial Statements from the time of acquisition, while enterprises disposed of are included up to the time of disposal.

Comparative figures are not changed as a consequence of the acquisition or disposal of enterprises. The effect of such acquisitions and disposals on the Statements of Income is disclosed in the notes.

Minority interests
Items of subsidiaries are fully recognized in the Consolidated Financial Statements. The share of results and shareholders’ equity in subsidiaries that is attributable to minority interests is recognized in separate items in the Statements of Income and Balance Sheets.

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

The balance sheets and group goodwill of consolidated foreign enterprises are translated into Danish kroner at the official rates of exchange quoted at the balance sheet date, whereas the statements of income of the enterprises are translated into Danish kroner at the monthly average rates of exchange. Translation adjustments arising from the translation into Danish kroner of shareholders’ equity at the beginning of the year at the official rates of exchange quoted at the balance sheet date are recognized directly in shareholders’ equity. This also applies to adjustments arising from the translation of the statements of income from the monthly average rates of exchange to the official rates of exchange quoted at the balance sheet date.

Translation adjustments of receivables from foreign subsidiaries and associated enterprises that are considered to be part of the overall investment in the enterprise are recognized directly in shareholders’ equity.

Translation adjustments of loans used to hedge net investments in foreign subsidiaries and associated enterprises are recognized directly in shareholders’ equity net of tax.

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

Changes in the fair values of derivative financial instruments that qualify as hedges of future cash flows are recognized directly in shareholders' equity until the hedged item is realized.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Translation adjustments of derivative financial instruments that qualify as net investment hedges in foreign subsidiaries or associated enterprises are recognized directly in shareholders' equity net of tax. Other changes in the fair value of derivative financial instruments are recognized in the Statements of Income.

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

Expenses in relation to share options are classified as fair value adjustments.

Employee shares
Expenses in relation to employee shares are deducted from shareholders’ equity.

Revenue recognition
Net revenues consist of goods and services provided during the year after deduction of VAT and rebates relating directly to sales. The percentage of completion method is used to determine revenues from contract work in process based on an assessment of the stage of completion. Non-refundable up-front connection fees are recorded as revenue when the related service contract begins.

Work performed for own purposes and capitalized is recognized as income at an amount corresponding to the costs incurred. These costs are expensed under the respective items in the Statements of Income.

Research
Research costs are expensed as incurred. Contributions received from third parties in connection with research projects are recognized as income concurrently with the incurrence of related expenses.

Intangible assets
Goodwill is recognized at cost less accumulated amortization and write-downs. Goodwill is amo rtized on a straight-line basis over the estimated economic life, determined on the basis of Management’s experience within the individual business lines, however, not exceeding twenty years.

Rights, patents, licenses and other intellectual property are measured at cost less accumulated amortization and write-downs and amortized on a straight-line basis over their estimated economic lives not exceeding twenty years, commencing on the date of the assets’ entry into service.

Development projects, including costs of computer software purchased or developed for internal use, are recognized as intangible assets if the costs can be calculated reliably and if they are expected to generate future economic benefits. Development projects are amortized after completion of the development work over a period of three to five years.

Costs of development projects include wages, external charges, depreciation and amortization that are directly or indirectly attributable to the development activities as well as interest expenses in the production period.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Development projects that do not meet the criteria for inclusion in the Balance Sheets are expensed as incurred in the Statements of Income.

Acquisitions of individual items of intangible assets amounting to less than DKK 50,000 are expensed in the year of acquisition. Groups of minor assets acquired for collective use are capitalized and amortized over the estimated economic lives, not exceeding five years.

Intangible assets are recorded at the lower of recoverable amount and carrying value.

Property, plant and equipment
Property, plant and equipment, including improvements, are measured at cost, less accumulated depreciation and write-downs.

Cost covers purchase price and costs directly attributable to the acquisition until the date on which the asset is ready for use. The cost of self-constructed assets includes direct and indirect payroll costs, materials, parts purchased and services rendered by sub-suppliers or contractors, indirect production costs as well as interest expenses in the construction period. Cost also includes estimated asset retirement costs if the related obligation meets the conditions for recognition as a liability.

Indirect production costs comprise wages, salaries and pension costs together with other external charges calculated in terms of time consumed on self-constructed assets in the relevant departments.

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets commencing on the date of the assets’ entry into service. The main depreciation periods are as follows:

Land and buildings:
-	Buildings, etc.	20 years
Telecommunications installations:
-	Cable installations	10-20 years
-	Telephone exchange installations, etc.	5-15 years
Other installations:
-	Equipment on customers’ premises	3-5 years
-	Fixtures and fittings, motor vehicles, etc.	3-8 years

Leasehold improvements are depreciated on a straight-line basis over the shorter of the term of the lease, with a maximum of five years, and useful life.

Fixed assets that have been disposed of or scrapped are eliminated from accumulated cost and accumulated depreciation. Gains a nd losses arising from sale of property, plant and equipment are measured as the difference between the sales price less selling expenses and the carrying value at the time of sale. The resulting gain or loss is recognized in the Statements of Income under other operating income or other external charges.

Software that is an integral part of for example telephone exchange installations is capitalized and depreciated together with the related assets.

Installation materials are measured at the lower of weighted average cost and recoverable amount.

Other individual items of fixed assets with a cost of less than DKK 50,000 together with maintenance and repair e xpenses are charged directly to the Statements of Income. Groups of minor assets acquired for subleasing purposes or collective use are capitalized and depreciated over the estimated useful life of the individual asset, not exceeding five years.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Leased property, plant and equipment, which qualify as capital leases , are recorded as assets acquired.

Property, plant and equipment are recognized at the lower of recoverable amount or carrying value.

Investments and other assets
Investments in associated enterprises are recognized under the equity method.

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

Minority passive investments and other financial assets are measured at fair values if the assets are intended to be disposed of before maturity. If the assets are held until maturity, they are measured at amortized cost. All fair value adjustments (except principal repayments) are recognized in the Statements of Income.

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

Contract work in process
Contract work in process is measured at the selling price of the work performed. The selling price is measured at cost of own labor, materials, etc., the share of indirect production costs and the addition of a share of the profit based on the stage of completion. The stage of completion is measured by comparing costs incurred to date with the estimated total costs for each contract.

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

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Marketable securities
Marketable securities recognized under current assets are measured at fair value at the balance sheet date. All fair value adjustments (except principal repay ments) are recognized in the Statements of Income.

Treasury shares
The cost of treasury shares is deducted from shareholders’ equity under retained earnings on the date of acquisition. Payments received in connection with the disposal of treasury shares are similarly recognized directly in shareholders’ equity.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash.

Dividends
Dividends expected to be distributed for the year are recorded in a separate item under shareholders’ equity. Dividends are recognized as a liability at the time of adoption by the Annual General Meeting.

Pensions
Pension costs for former civil servants and current members of the Group’s pension funds, which all operate defined benefit plans, are calculated on the basis of the development in the actuarially determined pension obligations and on the basis of the yield on the pension funds’ assets in accordance with US GAAP (State ments of Financial Accounting Standards No. 87 and No. 88). The difference between the fair value of the pension funds’ assets and the actuarially determined pension obligations is included in the Balance Sheets under prepaid expenses or pension provisions, etc.

In accordance with US GAAP, the one-time payment in 1994 to the Danish government related to former civil servants is amortized and recognized as expense over the average expected remaining service lives of the employees concerned.

Pension costs relating to the pension funds, pension contributions under collective and individual labor agreements and amortization of pension costs for former civil servants are expensed in the Statements of Income.

Current and deferred corporate income taxes
The tax for the year comprising current tax, changes in deferred tax and adjustments from prior years is recognized in the Statements of Income at the amount attributable to results, and directly to shareholders’ equity at the amount attributable to items recognized directly in shareholders’ equity.

Current tax liabilities and current tax receivable are recognized in the Balance Sheets as tax payable or tax receivable.

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

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Deferred tax is measured on the basis of the tax rules and tax rates in the respective countries that will be effective under the legislation at the balance sheet date when the deferred tax is expected to be realized as current tax. Changes in deferred tax as a result of changes in tax rates are recognized in the Statements of Income.

Total current tax is allocated to the Danish companies participating in joint taxation in proportion t o their respective taxable incomes.

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

Financial debts
Interest-bearing loans are recognized initially at the proceedsreceived net of transaction expenses incurred. In subsequent periods, loans are measured at amortized cost so that the difference between the proceeds and the nominal value is recognized in the Statements of Income over the term of the loan.

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

Cash flows from financing activities comprise changes in long-term debt, bank loans, purchase of treasury shares and dividends to shareholders.

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

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

United States Generally Accepted Accounting Principles (US GAAP)
As a consequence of the registration of American Depository Shares (ADSs) with the United States Securities and Exchange Commission, the Group has prepared a summary of the effect on net income and shareholders’ equity as if the Financial Statements had been prepared in accordance with generally accepted accounting principles in the United States (see note 30).

Moreover, the main items of the Statements of Income, the Balance Sheets and Statements of Cash Flow are presented as if all the associated enterprises had been accounted for under the equity method and in accordance with Danish GAAP.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 2 – Segment reporting, activities								DKKm

	TDC Solutions Group			TDC Mobile International Group			TDC Switzerland Group

	2001	2002	2003	2001	2002	2003	2001	2002	2003

Net revenues	19,719	19,403	18,615	17,580	16,259	15,420	7,776	8,932	9,471
Total operating expenses	(17,971)	(18,377 ~~)~~	(17,681)	(17,146)	(14,967)	(13,991)	(10,063)	(10,257)	(9,945)
Total operating income before one-time items	3,521	2,668	2,403	798	1,686	1,728	(2,287)	(1,224)	(368)
Total operating income	3,919	1,631	1,546	(1,963)	2,036	1,816	(2,595)	(1,224)	(368)
Intangible assets and pro-
perty, plant and equipment	16,252	15,845	14,537	10,103	9,483	9,022	25,383	24,972	29,630
Liabilities	(11,858)	(12,798)	(11,458)	(11,552)	(6,576)	(5,631)	(11,075)	(10,893)	(9,123)
hereof segment liabilities [1]	(5,422)	(5,451)	(5,368)	(4,179)	(3,275)	(2,570)	(3,988)	(3,761)	(3,670)
Capital expenditures excl. share acquisitions	3,959	3,548	2,429	3,529	1,645	1,359	1,709	1,557	1,675

	TDC Directories Group			TDC Cable TV Group			Other [2]

	2001	2002	2003	2001	2002	2003	2001	2002	2003

Net revenues	1,502	1,529	1,423	1,191	1,338	1,531	3,626	3,694	3,803
Total operating expenses	(1,107)	(1,210)	(1,202)	(1,488)	(1,536)	(1,625)	(5,404)	(3,592)	(3,957)
Total operating income before one-time items	413	331	232	(280)	(184)	(73)	(1,201)	753	2,037
Total operating income	413	331	177	(280)	(184)	(83)	1,470	1,440	1,152
Intangible assets and pro-
perty, plant and equipment	989	1,034	938	1,032	1,138	1,146	9,950	8,377	7,532
Liabilities	(915)	(1,084)	(1,093)	(656)	(819)	(934)	(24,363)	(23,121)	(32,768)
hereof segment liabilities [1]	(256)	(239)	(283)	(551)	(702)	(832)	-	-	-
Capital expenditures excl. share acquisitions	22	29	35	252	248	276	1,718	672	857

	TDC Group

	2001	2002	2003

Net revenues	51,394	51,155	50,263
Total operating expenses	(53,179)	(49,939)	(48,405)
Total operating income
before one-time items	NM	NM	NM
Total operating income	964	4,030	4,240
Intangible assets and pro-
perty, plant and equipment	63,709	60,849	62,805
Liabilities	(60,419)	(55,291)	(61,007)
hereof segment liabilities [1]	-	-	-
Capital expenditures excl. share acquisitions	11,189	7,699	6,631

1	See definition under Significant Accounting Policies.
2	Incl. TDC A/S, TDC Services, Belgacom, eliminations and reclassifications of one-time items. Belgacom and ADSB B.V. are included with Net revenues of DKK 6,574m (2002: DKK 6,424m) and Total operating income of DKK 836m (2002: DKK 780m).

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

TDC Mobile International Group, segmentation						DKKm

	Domestic operations			European network operators

	2001	2002	2003	2001	2002	2003

Net revenues	4,808	5,152	5,433	3,425	3,474	3,319
Total operating expenses	(4,116)	(4,453)	(4,710)	(3,357)	(3,130)	(2,956)
Total operating income before one-time items	807	884	923	233	440	417
Total operating income	640	884	859	233	440	417
Intangible assets and property, plant and equipment	4,006	3,956	3,839	5,326	4,838	4,557
Liabilities	(3,511)	(8)	(24)	(3,972)	(3,317)	(2,910)
hereof segment liabilities [1]	(1,216)	(1,080)	(1,056)	(845)	(758)	(579)
Capital expenditures excl. share acquisitions	1,933	704	670	1,282	881	628

	Service providers (Talkline)			Total

	2001	2002	2003	2001	2002	2003

Net revenues	9,347	7,633	6,668	17,580	16,259	15,420
Total operating expenses	(9,673)	(7,384)	(6,325)	(17,146)	(14,967)	(13,991)
Total operating income before one-time items	(242)	362	388	798	1,686	1,728
Total operating income	(2,836)	712	540	(1,963)	2,036	1,816
Intangible assets and property, plant and equipment	771	689	626	10,103	9,483	9,022
Liabilities	(4,069)	(3,251)	(2,697)	(11,552)	(6,576)	(5,631)
hereof segment liabilities [1]	(2,118)	(1,437)	(935)	(4,179)	(3,275)	(2,570)
Capital expenditures excl. share acquisitions	314	60	61	3,529	1,645	1,359

[1] See definition under Significant Accounting Policies

Note 3 – Segment reporting, geographical segments									DKKm

	Domestic activities			Switzerland			Other international activities

	2001	2002	2003	2001	2002	2003	2001	2002	2003

Net revenues	22,753	22,768	22,474	7,776	8,932	9,471	20,865	19,455	18,318
Total operating expenses	(19,044)	(19,626)	(20,628)	(10,371)	(10,257)	(9,946)	(23,764)	(20,056)	(17,831)
Total operating income	5,861	4,836	3,460	(2,595)	(1,224)	(368)	(2,302)	418	1,148
Intangible assets and
property, plant and equipment	21,621	21,575	20,158	25,383	24,972	29,630	16,705	14,302	13,017
Liabilities	(35,248)	(32,031)	(41,304)	(11,075)	(10,893)	(9,123)	(14,096)	(12,367)	(10,580)
hereof segment liabilities[1]	(14,744)	(15,312)	(14,670)	(3,988)	(3,761)	(3,670)	(7,373)	(7,041)	(4,929)
Capital expenditures excl. share acquisitions	6,294	4,303	3,459	1,709	1,557	1,675	3,186	1,839	1,497

	TDC Group

	2001	2002	2003

Net revenues	51,394	51,155	50,263
Total operating expenses	(53,179)	(49,939)	(48,405)
Total operating income	964	4,030	4,240
Intangible assets and
property, plant and equipment	63,709	60,849	62,805
Liabilities	(60,419)	(55,291)	(61,007)
hereof segment liabilities[1]	-	-	-
Capital expenditures excl. share acquisitions	11,189	7,699	6,631

[1] See definition under Significant Accounting Policies		.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 4 – Wages, Salaries and Pension Costs

Wages, salaries and pension costs are specified as follows:

	2001 DKKm	2002 DKKm	2003 DKKm	2003 USDm

Wages and salaries	(8,805)	(9,835)	(9,332)	(1,566)
Pensions	(170)	(409)	(1,892)	(318)
Social security	(337)	(391)	(366)	(61)

Total	(9,312)	(10,635)	(11,590)	(1,945)

Remuneration for the Executive Committee [1]	(17)	(12)	(14)	(2)
Remuneration for the Board of Directors	(2)	(2)	(2)	0

[1]	Wages and salaries do not include remuneration for J. Kenneth Raley and James N. Wilson as this is comprised in the fees for employees stationed in Denmark by SBC Communications Inc.

The average number of full-time employee equivalents is specified as follows1:

	Number of employees

	2001	2002	2003

Total excl. proportionally consolidated enterprises [2]	22,167	22,497	21,595
Proportionally consolidated enterprises (TDC’s share)	4,844	4,276	3,837

Total	27,011	26,773	25,432

Average number of full-time employee equivalents in proportionally consolidated enterprises, total	28,933	24,941	22,429

[1]	Employees in acquired enterprises are included as the average number of full-time employee equivalents from the time of acquisition until December 31. Employees in enterprises disposed of are included as the average number of full-time employee equivalents from January 1 to the time of disposal.
[2]	The number denotes the average number of full-time employee equivalents including permanent employees, trainees and temporary employ ees. The definition has been changed slightly compared with 2001.

Remuneration for the present Executive Committee is specified as follows 1:

	2002 DKKm	2003 DKKm	2003 USDm

Henning Dyremose	7.1	8.1	1.4
Hans Munk Nielsen	4.5	5.6	0.9
J. Kenneth Raley [2]	-	-	-

[1]	Including pensions, benefits and bonuses. Excluding share options.
[2]	Wages and salaries do not include remuneration for J. Kenneth Raley as this is comprised by the fees for employees stationed in Denmark by SBC Communications Inc.

The Danish members of the Executive Committee are, in the event of termination by the company or due to change of contro l, entitled to termination benefits of 12 to 36 months’ salary plus pensions, benefits as well as co mpensation for bonuses and stock options.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Remuneration for the present Board of Directors1
The yearly remuneration for the Chairman of the Board, Thorleif Krarup, amounts to DKK 750,000 (USD 125,890). The yearly remuneration for the Danish members of the Board of Directors, Leif Hartmann, Niels Thomas Heering, Steen Jacobsen, Bo Stenør Larsen, Bo Magnussen and Kurt Anker Nielsen, amounts to DKK 200,000 (USD 33,571). The other members of the Board of Directors do not receive remuneration.

1  Excluding share options.

Share option program
In 1998, TDC introduced a revolving share option program comprising TDC's Danish operations and managers s tationed in foreign enterprises. After the Earnings Release for the year has been published, share options are granted to participants in accordance with contracts of employment. The number of options is based on an agreed percentage of the employee's basic salary and a calculated price per option (number of options = basic salary times option percentage divided by price per option). The option percentage varies for the different employees within a range of 20-30%. In addition share options are granted on an individual basis in special cases. The option price is calculated at the time of granting using the Black-Scholes formula. The share option exercise price is determined as TDC’s share price on the Copenhagen Stock Exchange on the day of granting.

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

Until 2003 the Chairman of the Board received 2,500 share options a year, and other Danish members of the Board received 500 share options annually. Board members will no longer receive share options.

Bonus program
The around 300 top managers participating in the share option program also participate in the Top Managers’ Compensation Program Bonus Scheme, and around 2,000 managers and specialists participate in bonus scheme called the Managers’ Compensation Program.

The bonus program is based on specific, individual annual targets including personal, financial and operational targets. These targets depend on the organizational position within the Group and are weighted in accordance with specific rules. Naturally, all targets must support improved profitability and business development at TDC.

Bonus payments are calculated as the individual employee's basic salary times the bonus percentage times the degree of target fulfilment. The bonus percentage achieved when targets are met is called the on-target bonus percentage. For the Top Managers' Compensation Program, this percentage is fixed in the contract of employment with the individual employee and varies within a range of 10-25%. The on-target bonus percentage is somewhat lower for the Managers' Compensation Program. As a general rule, in 2003 the bonus could be maximum 200% of the on-target bonus. The bonus program for the Danish members of the Executive Committee is merely based on financial targets.

Employee share ownership program
In November 2003, approximately 15,500 employees in the TDC Group were offered the option of purchasing up to 90 shares at a price of DKK 100 per share. Shares were offered to employees in Danish companies in the TDC Group, in which TDC owns more than 50% of the shares. 12,509 employees acquired 1,090,370 shares.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Share options:

	Board of Directors (Number)	Executive Committee (Number)	Other management employees (Number)	Total (Number)		Average exercise price per option in DKK	Average market value per option in DKK [1]	Total market value in DKKm [1]

Outstanding at January 1, 2002	10,000	273,654	897,923	1,181,577		369	96	113.1
Change of Executive Committee	-	(95,113)	95,113	-		-	-	-
Share options issued March 2002	0	9,457	504,968	514,425		282	80	41.2
Share options issued April 2002	5,500	0	0	5,500		250	75	0.4
Share options issued September 2002	0	21,355	0	21,355		200	54	1.2
Share options issued December 2002	0	0	36,000	36,000		174	39	1.4
Exercised in 2002	0	0	0	0		-	-	-
Canceled in 2002	0	0	(106,282)	(106,282)		350	96	(10.2)
Value adjustment	-	-	-	-		-	-	(107.2)
Outstanding at December 31, 2002	15,500	209,353	1,427,722	1,652,575		336	24	39.9
Change of board of Directors	(8,000)	0	8,000	-		-	-	-
Share options issued March 2003	0	29,358	1,468,264	1,497,622		152	27	40.1
Share options issued April 2003	5,000	0	0	5,000		172	35	0.2
Share options issued September 2003	0	26,904	0	26,904		206	50	1.3
Exercised in 2003	0	0	0	0		-	-	-
Canceled in 2003	0	0	(154,807)	(154,807	~~)~~	313	31	(4.8)
Value adjustment	-	-	-	-		-	-	69.2

Outstanding at December 31, 2003	12,500	265,615	2,749,179	3,027,294		245	48	145.9

Average remaining option lives at
December 31, 2003 (years)	8.1	6.5	8.2	8.0		-	-	-
Average remaining option lives at
December 31, 2002 (years)	8.4	7.2	8.1	8.0		-	-	-

[1]	Calculations of market values at issuance and at year-end have been based on the Black-Scholes option pricing model. The following assumptions have been used for the calculation at year-end 2003: a dividend per share of DKK 12, a volatility of 39%, a risk-free interest rate of 3.6% - 4.4% and remaining option lives of 5-10 years.

Expenses in relation to unhedged share options during 2003 amount to DKK 15m compared with DKK 0m in 2002.

Number of share options:

	At January 1, 2003	Issued during the year	Exercised during the year	Cancelled during the year	At December 31, 2003	Market valuein DKKm [1]

Present Board of Directors[2]
Thorleif Krarup	0	2,500	0	0	2,500	0.15
Leif Hartmann, Niels Thomas Heering,
Steen Jacobsen, Bo Stenør Larsen and
Bo Magnussen, each	1,500	500	0	0	2,000	0.08

Executive Committee
Henning Dyremose	144,845	26,904	0	0	171,749	5.74
Hans Munk Nielsen	64,508	29,358	0	0	93,866	3.76
J. Kenneth Raley	0	0	0	0	0	-

[1]	Calculations of market values at issuance and at year-end have been based on the Black-Scholes option pricing model. The following assumptions have been used for the calculation in 2003: a dividend per share of DKK 12, a volatility of 39%, a risk-free interest rate of 3.6% - 4.4% and remaining option lives of 5-10 years.
[2]	The other members of the Board of Directors hold no share options in TDC A/S.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The exercise prices of outstanding share options are specified as follows:
	2002 numbers	2003 numbers

Exercise price in the interval 150-200 DKK	36,000	1,511,023
Exercise price in the interval 200-300 DKK	1,016,327	955,988
Exercise price in the interval 300-400 DKK	309,853	300,219
Exercise price in the interval 400-500 DKK	113,228	98,742
Exercise price in the interval 500-600 DKK	9,830	9,830
Exercise price in the interval 600-700 DKK	167,337	151,492

Total	1,652,575	3,027,294

Number of shares in TDC A/S:

	2002	2003

Present of Directors[1]
Thorleif Krarup	0	260
Leif Hartmann	155	247
Steen Jacobsen	155	247
Bo Stenør Larsen	155	247
Niels Thomas Heering	348	348
Bo Magnussen	5	97
Kurt Anker Nielsen	311	311

Total	1,129	1,757

Executive Committee
Henning Dyremose	31,580	31,672
Hans Munk Nielsen	155	247
J. Kenneth Raley	0	0

Total	31,735	31,919

1 The other members of the Board of Directors hold no shares in TDC A/S.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 5 – Fair value adjustments
	2001 DKKm	2002 DKKm	2003 DKKm	2003 USDm

Fair value adjustments of minority passive investments	581	3,119	383	64
Other fair value adjustments	42	138	189	32

Fair value adjustments before tax	623	3,257	572	96
Income taxes related to fair value adjustments	(23)	(25)	(64)	(11)

Fair value adjustments after tax	600	3,232	508	85

Note 6 – Interest and other Financial Income
	2001 DKKm	2002 DKKm	2003 DKKm	2003 USDm

Interest income	1,804	2,448	2,791	468
Currency translation adjustments, net	76	0	0	0

Total	1,880	2,448	2,791	468

Note 7 – Interest and other Financial Expenses
	2001 DKKm	2002 DKKm	2003 DKKm	2003 USDm

Interest expenses	(3,235)	(3,485)	(3,879)	(651)
Currency translation adjustments, net	0	(77)	(101)	(17)

Total	(3,235)	(3,562)	(3,980)	(668)

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 8 – Current and Deferred Corporate Income Tax
	Charged to the State - ments of Income	Corporate income tax payable (tax re- ceivable)	Deferred tax provision (tax asset)

At January 1, 2003, net	-	(56)	3,270
Currency translation adjustments, net	-	4	101
Additions and disposals relating to acquisition and sale of enterprises	-	(8)	70
Income taxes	(1,553)	1,414	139
Adjustment of tax for previous years	(78)	(92)	170
Tax related to changes in shareholders’ equity	-	463	(51)
Tax on income in subsidiaries and associated enterpris es	(13)	-	-
Tax refund relating to prior years	-	705	-
Tax paid on account relating to 2003	-	(1,736)	-

Total DKKm	(1,644)	694	3,699

which can be specified as follows:
Tax payable/deferred tax provision	-	709	5,340
Tax receivable/deferred tax asset	-	(15)	(1,641)
Total DKKm	-	694	3,699

Total USDm	-	116	621

Reconciliation of statutory corporate income tax rate:
		(In percent)

	2001	2002	2003

Danish statutory corporate tax rate	30.0	30.0	30.0
Amortization of goodwill disallowed for tax purposes	14.5	10.4	10.9
Other non-taxable income and non-tax deductible expenses	(0.8)	0.3	(1.2)
Net tax value of non-capitalized tax losses and utilized tax losses	8.5	3.3	(0.4)
Tax rate, foreign subsidiaries	9.9	4.1	0.3
Change of tax rates	-	(2.2)	(0.7)
Amendment of tax legislation	0.0	0.0	4.6
Other	0.8	1.4	0.8

Effective tax rate excluding one-time items and fair value adjustments	62.9	47.3	44.3
One-time items and fair value adjustments	79.0	(19.8)	0.7

Effective tax rate including one-time items and fair value adjustments	141.9	27.5	45.0

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The deferred tax liability, net, at December 31, consists of the following:
	2002	2003

	Total	Tax Assets	Tax liabilities	Total

Allowances for uncollectibles	(174)	(29)	0	(29)
Provisions for redundancy payments	(89)	(168)	0	(168)

Current	(263)	(197)	0	(197)

Intangible assets	41	(50)	268	218
Property, plant and equipment	2,575	(333)	3,114	2,781
Prepaid expenses	2,147	0	2,085	2,085
Tax value of tax loss carry-forwards	(1,162)	(1,127)	0	(1,127)
Pension provisions	(380)	(352)	0	(352)
Other	312	(543)	834	291

Non-current	3,533	(2,405)	6,301	3,896

Total deferred tax DKKm	3,270	(2,602)	6,301	3,699

Total deferred tax USDm	461	(437)	1,058	621

The Group’s capitalized tax loss carry-forwards are expected to be utilized before the end of 2007.

Furthermore, the Group has tax losses to carry forward against future taxable income that have not been capitalized in these Financial Statements due to uncertainty of their recoverability. At December 31, 2003, these tax losses amounted to a tax value of DKK 617m (USD 104m), compared with DKK 521m at December 31, 2002.

Most of the Danish Group companies and some foreign subsidiaries participate in joint taxation. The total tax payable is allocated to the Danish companies participating in joint taxation in proportion to their respective taxable incomes.

With effect from January 1, 2004 amended Danish tax legislation on joint taxation eliminates tax amortization of goodwill arising from intra-group reorganizations in certain situations. Income taxes for 2003 include write-down, DKK 219m (USD 37m), of the deferred tax asset regarding goodwill relating to Talkline. For the years 2001-2003, the income tax effect from the Danish joint taxation is based on an estimated tax value of goodwill related to Talkline. The final effect is subject to a decision by the Danish tax authorities.

Together with the other Group companies participating in joint taxation, TDC A/S assumes joint and several liability for the tax liability at any given time.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 9 – Intangible Assets
	Goodwill	Rights, software etc.	DKKm Total

Accumulated cost at January 1, 2003	27,753	8,104	35,857
Currency translation adjustments, net	(1,670)	(247)	(1,917)
Transfers (to)/from other items	(9)	9	-
Additions during the year	7,586	1,221	8,807
Additions relating to the acquisition of enterprises	132	248	380
Disposals relating to the divestment of enterprises	(158)	(81)	(239)
Disposals relating to changed consolidation of investments	(5)	-	(5)
Assets disposed of or fully amortized during the year	(318)	(240)	(558)

Accumulated cost at December 31, 2003	33,311	9,014	42,325

Accumulated amortization and write-downs at January 1, 2003	(5,441)	(2,542)	(7,983)
Currency translation adjustments, net	194	32	226
Transfers (to)/from other items	4	(4)	-
Amortization for the year	(1,705)	(1,042)	(2,747)
Write-downs during the year	(121)	(201)	(322)
Additions relating to the acquisition of enterprises	(107)	(39)	(146)
Disposals relating to the divestment of enterprises	64	56	120
Assets disposed of or fully amortized during the year	318	169	487

Accumulated amortization and write-downs at December 31, 2003	(6,794)	(3,571)	(10,365)

Carrying value at December 31, 2003 DKKm	26,517	5,443	31,960

Carrying value at December 31, 2003 USDm	4,451	914	5,365

Carrying value at December 31, 2002 DKKm	22,312	5,562	27,874

Carrying value of capitalized interest at December 31, 2003 DKKm	-	231	231

Carrying value of capitalized interest at December 31, 2002 DKKm	-	236	236

The carrying value of UMTS licenses in countries where the UMTS network is not in operation amounts to DKK 1,797m (USD 302m) compared with DKK 1,761m in 2002.

The carrying value of software amounts to DKK 1,757m (USD 295m).

Interest capitalized during 2003 amounts to DKK 88m (USD 15m) compared with DKK 151m in 2002.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 10 – Property, plant and equipment

	Land and buildings	Telecom- munications installations	Other installa- tions	Installation materials	Property, plant and equipment under construc-tion	DKKm Total

Accumulated cost at January 1, 2003	3,963	58,650	7,428	472	1,363	71,876
Currency translation adjustments, net	(9)	(675)	(150)	(1)	(78)	(913)
Transfer (to)/from other items	670	293	456	0	(1,419)	0
Additions relating to the acquisition of enterprises	2	84	15	0	6	107
Work performed for own purposes and capitalized	0	1,064	277	0	107	1,448
Acquisitions from third parties	103	1,825	579	43	1,399	3,949
Disposals relating to the divestment of enterprises	(36)	(141)	(36)	0	(21)	(234)
Assets disposed of during the year	(33)	(488)	(842)	(43)	(2)	(1,408)

Accumulated cost at December 31, 2003	4,660	60,612	7,727	471	1,355	74,825

Accumulated depreciation and write-downs at January 1, 2003	(1,548)	(32,784)	(4,432)	(98)	(39)	(38,901)
Currency translation adjustments, net	2	180	95	0	2	279
Transfers to/(from) other items	(673)	862	(207)	0	18	0
Additions relating to the acquisition of enterprises	(1)	(67)	(16)	0	(6)	(90)
Disposals relating to the divestment of enterprises	8	46	28	0	12	94
Assets disposed of during the year	3	384	794	4	0	1,185
Depreciation for the year	(235)	(4,708)	(1,185)	(17)	0	(6,145)
Write-downs during the year	0	(289)	(60)	(53)	0	(402)

Accumulated depreciation and write-downs at December 31, 2003	(2,444)	(36,376)	(4,983)	(164)	(13)	(43,980)

Carrying value at December 31, 2003 DKKm	2,216	24,236	2,744	307	1,342	30,845

Carrying value at December 31, 2003 USDm	372	4,068	461	51	225	5,177

Carrying value at December 31, 2002 DKKm	2,415	25,866	2,996	374	1,324	32,975

Carrying value of capital leases at December 31, 2003 DKKm	0	1,365	39	-	-	1,404

Carrying value of capital leases at December 31, 2003 USDm	0	229	7	-	-	236

Carrying value of capital leases at December 31, 2002 DKKm	0	1,973	2	-	-	1,975

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Land and buildings	Telecom- munications installations	Other installa- tions	Installation materials	Property, plant and equipment under construc-tion	DKKm Total

Carrying value of capitalized interest at December 31, 2003 DKKm	0	249	0	-	1	250

Carrying value of capitalized interest at December 31, 2003 USDm	0	42	0	-	0	42

Carrying value of cap italized interest at December 31, 2002 DKKm	0	152	0	-	59	211

During 2003, the estimated useful lives for certain types of telecommunications installations and other installations were changed. These changes have increased depreciation for 2003 by DKK 249m (USD 42m). During 2003, the estimated asset retirement costs increased DKK 420m (USD 70m) and consequently depreciation for 2003 increased DKK 33m (USD 6m).

Interest capitalized during 2003 amounts to DKK 41m (USD 7m), compared with DKK 36m in 2002.

At January 1, 2003, the value of land and buildings assessed for Danish tax purposes amounted to DKK 2,642m (USD 443m), compared with DKK 3,027m at January 1, 2002.

At December 31, 2003, the carrying value of land and buildings unassessed for Danish tax purposes amounted to DKK 1,332m (USD 224m), compared with DKK 967m at December 31, 2002.

The TDC Group has recourse guarantee obligations of payment and performance in connection with lease contracts. Reference is made to note 27 Contingent assets and contingent liabilities.

The carrying value of mortgaged assets amounted to DKK 668m (USD 112m) at December 31, 2003, compared with DKK 929m at December 31, 2002.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 11 – Investments and Other Assets

	Investments in associated enterprises	Minority passive investments	Other financial assets	DKKm Total

Accumulated cost at January 1, 2003	1,417	243	227	1,887
Currency translation adjustments, net	(54)	0	0	(54)
Transfer (to)/from other items	(915)	260	655	0
Additions during the year	167	4	11	182
Additions relating to changed consolidation of investments	6	0	0	6
Disposals relating to the divestment of enterprises	(3)	(10)	0	(13)
Disposals during the year	(44)	(119)	(157)	(320)

Accumulated cost at December 31, 2003	574	378	736	1,688

Accumulated write-ups and write-downs at January 1, 2003	(115)	13	0	(102)
Currency translation adjustments, net	44	(1)	0	43
Transfer (to)/from other items	(215)	215	0	0
Write-ups and write-downs for the year:
- Income before income taxes (net)	30	-	-	30
- Income taxes	(13)	-	-	(13)
- Fair value adjustments	0	383	0	383
- Interest	-	-	10	10
Disposals relating to the divestment of enterprises	2	1	0	3
Disposals during the year	29	(647)	0	(618)

Accumulated write-up and write-down at December 31, 2003	(238)	(36)	10	(264)

Carrying value at December 31, 2003 DKKm	336	342	746	1,424

Carrying value at December 31, 2003 USDm	56	58	125	239

Carrying value at December 31, 2002 DKKm	1,302	256	227	1,785

The carrying value of associated enterprises includes goodwill of DKK 129m (USD 22m) at December 31, 2003 compared with DKK 231m at December 31, 2002. Additions during the year amounted to DKK 86m (USD 14m). Amortization and write-downs for the year aggregated DKK 55m (USD 9m).

Note 12 – Trade accounts receivable

	2002 DKKm	2003 DKKm	2003 USDm

Trade accounts receivable	12,493	11,142	1,870
Allowances for uncollectibles	(2,062)	(1,670)	(280)
Total	10,431	9,472	1,590

Allowances for uncollectibles at January 1	(1,635)	(2,062)	(346)
Additions	(470)	(409)	(69)
Deductions	43	801	135

Total	(2,062)	(1,670)	(280)

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 13 – Contract work in process

	2002 DKKm	2003 DKKm	2003 USDm

Value of contract work in process	331	195	33
Billing on account	(247)	(115)	(19)

Total	84	80	14

Profit included in the carrying value	50	48	8

Total revenue for the year	503	449	75

Note 14 – Prepaid expenses

	2002 DKKm	2003 DKKm	2003 USDm

Pension asset relating to the three Danish pension funds (see note 25 for details)	6,599	6,509	1,093
Prepayment regarding former civil servants	444	360	60
Other prepaid expenses	477	417	70

Total	7,520	7,286	1,223

Note 15 – Treasury Shares

	2002 DKKm	2003 DKKm	2003 USDm

Carrying value at January 1	0	0	0
Additions	137	480	80
Disposals	0	(109)	(18)
The year’s net movement charged to shareholders’ equity	(137)	(371)	(62)

Carrying value at December 31	0	0	0

	Shares	Nominal value	% of share capital

Holding at January 1, 2002	1,206,059	6,030,295	0.56
Additions	500,000	2,500,000	0.23
Disposals	(34,588)	(172,940)	(0.02)

Holding at December 31, 2002	1,671,471	8,357,355	0.77

Holding at January 1, 2003	1,671,471	8,357,355	0.77
Additions	2,618,000	13,090,000	1.21
Disposals	(1,121,707)	(5,608,535)	(0.52)

Holding at December 31, 2003	3,167,764	15,838,820	1.46

Purchase of the Group’s treasury shares is primarily used to hedge the Group’s commitments under the share option scheme for the Board of Directors, the Executive Committee and other management employees. Of this year’s addition, 31,379 shares have been donated to the employees.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 16 – Cash

	2002 DKKm	2003 DKKm	2003 USDm

Cash at bank and in hand	1,899	3,662	615
Short-term bank deposits	780	3,439	577

Total	2,679	7,101	1,192

Note 17 – Shareholders' Equity

Shareholders' equity consists of common shares, proposed dividends, capital in excess of par value and retained earnings.

Common shares
Increases in common shares require the approval of shareholders in a general meeting. At December 31, 2003, TDC A/S's common shares account balance was DKK 1,082m (USD 182m), which were made up of 216,459,540 shares of a nominal value of DKK 5 each.

The number of shares outstanding (including treasury shares) and issued during the years in the three-year period ended December 31, 2003 is as follows:

	2001	2002	2003

Number of shares outstanding, beginning of period	216,459,540	216,459,540	216,459,540
Issued	-	-	-

Number of shares outstanding, end of period	216,459,540	216,459,540	216,459,540

Proposed dividends
Gross dividends per share declared for 2001 and 2002 and proposed to the annual general meeting on March 29 2004, for 2003 are as follows:

	2001 DKK	2002 DKK	2003 DKK	2003 USD

Gross dividends per share of nominal value 5 DKK	11.00	11.50	12.00	2.01

There is no current restriction in TDC A/S's Articles of Association on the amount of the dividend that may be paid on the shares.

On March 1, 2004, the Board of Directors recommended, for approval by the shareholders, a total 2003 dividend of DKK 2,560m (USD 430m).

Capital in excess of par value
The excess proceeds received from an issue of common shares (net of costs of issuance) over the nominal value of the shares issued must be credited to this account, which forms part of shareholders' equity. The capital in excess of par value may be reduced to cover a deficit or, in certain circumstances, for other special purposes. Dividends may not be paid from the capital in excess of par value.

Retained Earnings
Retained earnings include accumulated net income, net of declared dividends to shareholders in the Company from January 1, 1991.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 18 – Minority interests

	2002 DKKm	2003 DKKm	2003 USDm

Minority interests at January 1	681	550	92
Currency translation adjustments, net	2	0	0
Minority interests’ share of net result	(93)	209	35
Reductions relating to the acquisition of enterprises	(13)	(209)	(35)
Additions during the year	82	0	0
Disposals during the year	(109)	(19)	(3)

Minority interests at December 31	550	531	89

Note 19 – Provisions

	Pension provi - sions, etc.	Other provi - sions

Provisions at January 1, 2003	2,016	621
Currency translation adjustments, net	(4)	(7)
Provisions made during the year	7	853
Change in present value	3	0
Provisions used during the year	(854)	(132)
Unused provisions reversed during the year	0	(96)
Disposals relating to the divestment of enterprises	(30)	(14)

Provisions at December 31, 2003 DKKm	1,138	1,225

Provisions at December 31, 2003 USDm	191	206

Pension provisions, etc. are mainly provisions for pension costs related to foreign pension funds and other similar payments relating to the reduction in the number of employees. Other provisions are related mainly to the reduction in the number of employees, restructuring costs and asset retirement obligations.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 20 – Total Long-term Debt

	2002 DKKm	2003 DKKm	2003 USDm

Bonds and long-term bank loans	28,494	35,255	5,917
Other long-term debt	1,235	2,006	337

Total	29,729	37,261	6,254

Due within twelve months	(935)	(2,936)	(493)

Total long-term debt at December 31	28,794	34,325	5,761

Long-term debt is due as follows:

	2002 DKKm	2003 DKKm	2003 USDm

1-2 years	3,576	1,155	194
2-5 years	14,184	15,892	2,667
After 5 years	11,034	17,278	2,900

Total	28,794	34,325	5,761

Fair value	31,188	39,304	6,597

Nominal value	29,844	37,936	6,368

The effective interest rates, maturities and interest types are specified as follows:

Maturities	Interest type	Effective interest rate		Carrying Value of related debt

		2002	2003	December 31, 2002 (DKKm)	December 31, 2003 (DKKm)	December 31, 2003 (USDm)

< 1 year	Fixed	1.17	6.39	372	1,588	267
< 1 year	Floating	1.43	2.24	462	1,348	226
1 – 5 years	Fixed	5.93	5.55	12,323	12,658	2,125
1 – 5 years	Floating	3.07	2.63	4,250	4,389	737
> 5 years	Fixed	6.04	5.75	11,564	16,098	2,702
> 5 years	Floating	3.72	3.08	758	1,180	198

		5.38	5.12	29,729	37,261	6,255

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 21 – Short-term Bank Loans

Short-term bank loans (due within one year) are specified as follows:

	2002 DKKm	2003 DKKm	2003 USDm

Repayable in DKK	184	428	72
Repayable in foreign currencies	1,238	350	59

Total	1,422	778	131

Quarter-end average amount outstanding	7,709	502	84

At December 31, 2003, the Group maintained various undrawn credit lines, aggregating DKK 11,586m (USD 1,945m) compared with DKK 14,017m at December 31, 2002. Of the undrawn credit lines, DKK 5,083m (USD 853m) expires beyond one year compared with DKK 4,746m at Dece mber 31, 2002.

Note 22 – Acquisition of Enterprises

	Date of entry in financial statements	Percentage of voting shares acquired

TDC Switzerland AG	24.02.03	5.4
TDC Switzerland AG	27.02.03	14.9
Billetmaskinen A/S	01.04.03	59.1
Odense Telefonbog ApS	01.05.03	75.0
Telmore A/S	01.06.03	20.0
Contactel s.r.o.	01.07.03	50.0
e-Structure.net A/S	01.07.03	56.2

Enterprises acquired in 2003, 2002 and 2001 are included in the Consolidated Statements of Income for each of the three years in the period ended December 31, 2003, with the key figures shown below. Due to subsequent mergers, it is not possible to separately calculate the impact of the acquisitions of diAx and FöretagsFakta AB at the beginning of 2001 and they are therefore not included in the figures.

	2001 DKKm	2002 DKKm	2003 DKKm	2003 USDm

Net revenues	104	331	397	67

Total operating expenses	(345)	(1,251)	(871)	(146)

Total operating income	(240)	(909)	(467)	(78)

Net income	(162)	(963)	(578)	(97)

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 23 – Disposal of Enterprises

During the year, the TDC Group disposed of its shares in Ukrainian Mobile Communications, TDC Internet Polska S.A., Bivideon B.V., Pine Tree Systems A/S, Portal Danmark A/S, Hypergenic A/S and Televagt.dk A/S and reduced its indirect ownership share in Belgacom S.A. from 16.5% to 15.9%.

The enterprises disposed of or deconsolidated in 2003, 2002 and 2001 are included in the Consolidated Statements of Income for each of the three years in the period ended December 31, 2003, with the following key figures:

	2001 DKKm	2002 DKKm	2003 DKKm	2003 USDm

Net revenues	3,928	590	16	3

Total operating expenses	(7,422)	(735)	(97)	(16)

Total operating income	(3,457)	(138)	159	27

Net income	(2,467)	(111)	514	86

None of the disposals qualify as a discontinuing operation (as defined in the Danish Financial Statements Act).

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 24 – Financial Instruments, etc.

A: Foreign currency exposure
The TDC Group has entered into a number of financial contracts in order to reduce exposures to foreign currency. The financial contracts used are currency swaps and forward-exchange contracts.

Foreign currency exposures
Financial assets and liabilities in foreign currencies and foreign currency derivative financial instruments at December 31, 2003 are specified below:

Financial assets and liabilities
Currency and year-end currency rate	Maturities	Monetary assets	Liabilities	Net primary instruments	Foreign currency derivatives[1]	Net position

EUR 7.4446	< 1 year	3,704	(2,588)	1,116	6,172	7,288
	1 - 2 years	0	(96)	(96)	2,460	2,364
	2 - 5 years	0	(15,070)	(15,070)	13,454	(1,616)
	> 5 years	0	(15,829)	(15,829)	7,570	(8,259)

Total		3,704	(33,583)	(29,879)	29,656	(223)

CHF 4.7740	< 1 year	1,728	(1,998)	(270)	(10,472)	(10,742)
	1 - 2 years	0	(36)	(36)	(3,374)	(3,410)
	2 - 5 years	0	(48)	(48)	(14,834)	(14,882)
	> 5 years	0	0	0	0	0

Total		1,728	(2,082)	(354)	(28,680)	(29,034)

USD 5.9576	< 1 year	128	(2,347)	(2,219)	3,073	854
	1 - 2 years	0	(802)	(802)	54	(748)
	2 - 5 years	0	(477)	(477)	475	(2)
	> 5 years	0	0	0	0	0

Total		128	(3,626)	(3,498)	3,602	104

DKK	< 1 year	9,677	(2,804)	6,873	1,022	7,895
	1 - 2 years	507	(52)	455	957	1,412
	2 - 5 years	503	(178)	325	1,338	1,663
	> 5 years	119	(1,448)	(1,329)	(7,510)	(8,839)

Total		10,806	(4,482)	6,324	(4,193)	2,131

Other	< 1 year	2,353	(935)	1,418	(14)	1,404
	1 - 2 years	0	(170)	(170)	62	(108)
	2 - 5 years	0	(119)	(119)	140	21
	> 5 years	0	0	0	0	0

Total		2,353	(1,224)	1,129	188	1,317

Total		18,719	(44,997)	(26,278)	573	(25,705)

[1]	Includes derivatives applied to hedge net investments, cf. table below.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In a number of transactions, the currency swaps also include an interest-rate swap. Combined currency and interest-rate swaps are included both under section A and section B.

B: Interest-rate exposure
Interest-rate swap agreements have been used to restructure financial assets and liabilities in order to achieve the intended duration and reduce interest-rate exposure of the total portfolio.

The maturity profile and interest rates of financial assets and liabilities at December 31, 2003 are specified as follows:

Maturities & effective interest rates		Financial assets and liabilities						Derivatives				Financial position

		Assets		Liabilities			Net financia l assets and liabil -ities, total	Assets		Liabilities

		Floating interest	Fixed interest	Floating interest		Fixed interest		Floating interest	Fixed interest	Floating interest	Fixed interest

		Origina ted loans, market- able securiti es and cash	Origina ted loans, market able securiti es and cash	Credit facil ities and other short- term debt	Long- term debt	Long- term debt		Interest- rate swaps	Interest- rate swaps	Interest- rate swaps	Interest- rate swaps

< 1 year	DKKm	3,480	4,638	(778)	(1,348)	(1,588)	4,404	2,978	1,565	(1,816)	(2,752)	4,379
< 1 year	Effective
	interest rate	0.93%	2.55%	1.48%	2.24%	6.39%	-	2.21%	6.51%	2.45%	5.15%	-
1 - 2 years	DKKm	0	507	0	(568)	(587)	(648)	0	0	0	(32)	(680)
1 - 2 years	Effective
	interest rate	-	3.94%	-	2.07%	3.08%	-	-	-	-	3.93%	-
2 - 5 years	DKKm	503	0	0	(3,821)	(12,071)	(15,389)	5,354	6,776	(6,521)	(5,891)	(15,671)
2 - 5 years	Effective
	interest rate	2.48%	-	-	2.71%	5.71%	-	2.31%	5.46%	3.26%	5.11%	-
5 years	DKKm	69	50	0	(1,180)	(16,098)	(17,159)	1,933	2,026	(1,933)	(2,043)	(17,176)
> 5 years	Effective
	interest rate	3.29%	3.50%	-	3.08%	5.75%	-	2.95%	5.17%	2.95%	5.53%	-

Total	Fixed
	interest rate	-	5,195	-	-	(30,344)	(25,149)	-	10,367	-	(10,718)	(25,500)
Total	Floating
	interest rate	4,052	-	(778)	(6,917)	-	(3,643)	10,265	-	(10,270)	-	(3,648)

Total		4,052	5,195	(778)	(6,917)	(30,344)	(28,792)	10,265	10,367	(10,270)	(10,718)	(29,148)

C: Undrawn credit lines
The undrawn credit lines at December 31, 2003 are specified as follows:

Maturities DKKm	Committed credit lines	Committed syndicated credit lines	Unutilized part of CP program	Unutilized part of bond program	Total

< 1 year	6,503	0	11,167	0	17,670
> 1 year	0	5,083	0	12,931	18,014

Total	6,503	5,083	11,167	12,931	35,684

D: Credit risk exposure
All financial instruments are agreements entered into with major banks. The counterparty risk is considered to be minimal.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 25 – Pension Obligations

A: Domestic defined benefit plans
At December 31, 2003, approximately 4,900 of the TDC Group’s employees were entitled to a pension from the three pension funds related to TDC under conditions similar to those provided by the Danish Civil Servants’ Pension Plan. Approximately 750 of these are expected to retire in 2004 as a consequence of the domestic redundancy program. Since 1990, no new members have joined the pension fund schemes, and the pension funds are prevented from admitting new members in the future due to the bylaws.

The pension funds operate defined benefit plans and, in accordance with existing legislation, bylaws and the pension regulations, TDC is required to make contributions to meet the premium reserve requirements. Plan benefits are based primarily on years of credited service and on participants’ compensation at the time of retirement.

Components of pension cost/(income):	Year ended December 31

	2001 DKKm	2002 DKKm	2003 DKKm	2003 USDm

Service cost[1]	197	206	200	34
Interest cost [2]	716	743	713	120
Expected return on plan assets	(1,510)	(1,529)	(1,448)	(243)
Recognized net actuarial (gain)/loss	(183)	(109)	(33)	(6)
Amortization of transition obligation[3]	295	295	288	48
Amortization of prior service cost	(16)	(16)	(16)	(3)

Net periodic pension cost/(income) recognized in the Statements
of Income	(501)	(410)	(296)	(50)
Domestic redundancy program 2003 [4]	0	0	463	78

Pension cost/(income) recognized in the Statement of Income	(501)	(410)	(167)	28

1The actuarial present value of benefits attributed to services rendered by employees during the period.
2 The increase in the projected benefit obligation due to passage of time.
3 The transition obligation is the difference between the fair value of the plan assets and the projected benefit obligation at the date of adoption of SFAS No. 87. The transition obligation is amortized as a component of pension cost over the average expected remaining service period for plan participants at the date of adoption.
4 Plan curtailment loss and special termination benefits in accordance with SFAS No. 88.

Obligations and funded status:	2001 DKKm	2002 DKKm	2003 DKKm	2003 USDm

Change in benefit obligations:
Projected benefit obligation (PBO)[1] at January 1	12,719	13,880	14,521	2,437
Service cost	197	206	200	34
Interest cost	716	743	713	120
Curtailment	0	0	11	2
Special termination benefit	0	0	415	69
Actuarial (gain)/loss	924	374	228	38
Benefit paid	(676)	(682)	(685)	(115)

Projected benefit obligation (PBO)[1] at December 31	13,880	14,521	15,403	2,585

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	2001 DKKm	2002 DKKm	2003 DKKm	2003 USDm

Change in plan assets:
Fair value of plan assets at January 1	21,916	21,151	20,057	3,367
Actual return on plan assets	(164)	(492)	968	162
Employer contribution	75	80	77	13
Benefit paid	(676)	(682)	(685)	(115)

Fair value of plan assets at December 31	21,151	20,057	20,417	3,427

Funded status	7,271	5,536	5,014	842
Unrecognized net actuarial (gain)/loss	(2,537)	(34)	713	120
Unrecognized net transition obligation	1,577	1,282	942	158
Unrecognized prior service cost	(201)	(185)	(160)	(27)

Prepaid benefit cost (pension asset) recognized in the Balance Sheet	6,110	6,599	6,509	1,093

1 The actuarial present value of all benefits based on employee service rendered prior to that date, measured using assumptions as to future compensation levels.

Plan assets:	Year ended December 31

	2001	2002	2003

Weighted-average asset allocations by asset category at December 31:
Equity securities	29%	21%	11%
Debt securities	56%	61%	72%
Real estate	12%	15%	15%
Other	3%	3%	2%

Total	100%	100%	100%

Weighted-average assumptions used to determine benefit obligations:	Year ended December 31

	2001	2002	2003

Discount rate	5.50%	5.00%	4.80%
General salary inflation	2.25%	2.25%	2.25%
General price inflation	2.25%	2.25%	2.25%

Weighted-average assumptions used to determine net periodic pension cost:	Year ended December 31

	2001	2002	2003

Discount rate	5.80%	5.50%	5.00%
Expected return on plan assets	7,25%	7.00%	6.50%
General salary inflation	2.25%	2.25%	2.25%
General price inflation	2.25%	2.25%	2.25%

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The basis for determining the overall expected long-term rate of return is the pension funds' long-term strategic asset allocation of approximately 35% equity securities, 50% debt securities and 15% real estate. The long-term rate of return is based on the average yields for the previous year for each asset type.

The expected return on plan assets for 2004 amounts to 6.10%.

The average remaining service period of active plan participants expected to receive benefits was estimated to be 12.9 years at December 31, 2003 compared with 11.6 years at December 31, 2002.

Cash flows
Contributions on a discretionary basis were DKK 77m (USD 13m) in 2003, against DKK 80m in 2002, and for 2004 the expected contributions amount to DKK 75m. Furthermore, due to the redundancy programs, extraordinary contributions in 2004 of approximately DKK0.5bn are expected to be paid in accordance with funding regulations and existing legislation.

Other information
Five hundred members of the Defined Benefit Plans will ultimately have part of their pension payment reimbursed by the Da nish government. The related obligations have been deducted, arriving at the pension entries shown above, as those obligations will be fully reimbursed by the Danish government. The overall projected benefit obligation concerned is, in any event, unlikely to exceed DKK 500m (USD 84m).

TDC A/S has a ssumed all pension obligations for the members of the three Danish pension funds. Accordingly, the net periodic pension cost as well as the prepaid benefit cost for the three Danish pension funds is related to TDC A/S. Subsidiaries employing the members pay contributions to TDC A/S, which is included in the pension costs of the respective subsidiary.

B: Foreign defined benefit plans
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

TDC A/S owns a 32.9% (2002: 33.0%) stake in a consortium owning 48.4% (2002: 50% less one share) of Belgacom. On December 29, 2003 assets and pension obligations for active and inactive participants were transferred to the Belgian government. The only liabilities remaining regarding the plan are those associated with salary continuation benefits for beneficiaries of the PTS and BeST redundancy programs.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Selected items in the defined benefit plans in Belgacom (TDC A/S's share only)	2001 DKKm	2002 DKKm	2003 DKKm	2003 USDm

Projected benefit obligation (PBO)	5,478	6,381	(795)	(133)
Fair value of plan assets	4,055	4,067	7	1

Funded status	(1,423)	(2,314)	(788)	(132)
Unrecognized net actuarial (gain)/loss	80	642	150	25

Accrued pension cost recognized in the Balance Sheet	(1,343)	(1,672)	(638)	(107)

Company service cost (at year-end)	71	55	63	11

Net periodic pension cost recognized in the Statements of Income	81	123	105	18
Transfer of obligations to the Belgian government[1]	0	0	951	159

Pension cost recognized in the Statements of Income	81	123	1,056	177

Additional minimum pension liability	0	0	150	25
Deferred tax asset	0	0	(51)	(8)

Increase in minimum liability recognized in shareholders' equity[2]	0	0	99	17

1 Settlement cost in accordance with SFAS No. 88.
2 In contrast to the projected benefit obligation, the accumulated benefit obligation (ABO) represents the present value of benefits based on employees' service and compensation and does not include an assumption about future compensation levels. As the ABO exceeds plan assets, an additional minimum liability is recognized in shareholders' equity net of deferred tax benefits. This direct charge, while reducing shareholders' equity, will not affect TDC's future results or cash flows.

Weighted average assumptions used to determine net periodic pension cost:	Year ended December 31

	2001	2002	2003

Discount rate	6.50%	6.50%	6.5%
Compensation increase	3.55%	3.55%	3.55%
Rate of pension increase	2.80%	2.80%	2.65%
Long-term rate of return	8.00%	8.00%	8.00%

TDC's other foreign defined benefit plans are immaterial.

C: Pensions for former Danish State civil servants
In addition to the defined benefit plans, the Group has paid annual pension contributions to the Danish Government. The pension contributions were paid for employees who, due to previous employment agreements, have retained their rights as civil servants to defined pension benefits from the Danish Government.

In 1994, the Group reached an agreement with the Danish Government to make a one-time payment of DKK 1,210m of which DKK 108m was considered as interest compensation for the period July 1, 1994, to August 1, 1995. This agreement was in respect of the Group’s pension obligation to employees who participated in the Danish Civil Servants’ Pension Plan. Under the agreement, the Group’s pension contributions to the Danish Government

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

ceased at July 1, 1994. The agreed non-recurring payment is treated as a prepayment, which will be e xpensed over the average expected remaining service lives of the employees concerned.

In connection with the reduction in the number of employees in 1997, some of the retired employees have retained their rights to civil servant pensions from the Danish Government. The Company estimates that the retirements will not cause further payments on the part of the Company.

Note 26 – Other Financial Commitments

	2002 DKKm	2003 DKKm	2003 USDm

Lease commitments:

Rental expense relating to properties in the period of interminability	4,628	4,364	732
Accumulated lease commitments for machinery, equipment, computers, etc.	897	1,137	191

Total	5,525	5,501	923

which can be specified as follows:

Not later than 1 year	771	881	148
Later than 1 year and not later than 5 years	2,120	2,364	397
Later than 5 years	2,634	2,256	378
Total	5,525	5,501	923

Total rental expense for the year for all operating leases	1,048	1,027	172

Capital and purchase commitments:
Real estate, major telecommunications installations, mobile telephone licenses, other capital expenditures and development projects	229	990	166

Loan commitments to associated enterprises	1	0	0

Investments in enterprises	38	0	0

Note 27 – Contingent Assets and Contingent Liabilities

Contingent assets
The TDC Group is a party to certain cases that the TDC Group brought against third parties. Due to the nature of the cases , TDC cannot disclose further information on these cases at this time. A favorable outcome for TDC of these cases would positively impact our results of operations and financial position.

Contingent liabilities
The TDC Group is a party to certain pending lawsuits in Denmark and other countries and in certain pending cases with Danish authorities and complaint boards. The Management is of the opinion that, even if the outcome of these cases is not in the TDC Group's favor, there will be no significant adverse effect on the TDC Group’s financial position.

In connection with capital sale and leaseback agreements, the Group has provided guarantees covering intermediary leasing companies’ payment of the total lease rentals. The Group has made legally releasing non-recurring payments to the intermediary lessors of an amount corresponding to the total lease charges. At December 31, 2003, the guarantees amounted to DKK 4,111m (USD 690m) compared with DKK 5,078m at December 31, 2002. The guarantees provided by the TDC Group are economically defeased by means of payment instruments issued by

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

creditworthy obligors unrelated to the TDC Group that secure or otherwise provide for payment of the regular lease payments and purchase-option prices due from the intermediary leasing companies. These instruments are lodged as security for payment of the regular lease payments by the intermediary leasing companies.

In accordance with Section 32 of the Danish Civil Servants Act, the Group has a redundancy payment obligation for former civil servants and for employees with civil servant status who were hired before April 1, 1970, and who are members of the related Danish pension funds.

The Group has provided the usual guarantees in favor of suppliers and partners. These guarantees amounted to DKK 916m at December 31, 2003 (USD 154m) compared with DKK 877m at December 31, 2002.

Recourse guarantees provided by TDC A/S for its subsidiaries amounted to DKK 3,416m (USD 573m) at December 31, 2003 compared with DKK 4,267m at December 31, 2002. TDC A/S has committed to contributing, if necessary, additional capital to TDC Switzerland in order to generate taxable income sufficient to utilize the accumulated tax loss carry -forwards prior to their expiration. Further, TDC A/S has issued letters of support and undertaken investment commitments for some of its subsidiaries.

Note 28 – Related Party Transactions

Name of related party	Nature of relationship	Domicile
SBC Communications Inc.	Ownership	Texas, USA
KTAS Pensionskasse	Pension fund	Copenhagen, Denmark
Jydsk Telefons Pensionskasse	Pension fund	Århus, Denmark
Fyns Telefons Pensionskasse	Pension fund	Odense, Denmark

Danish Group companies have entered into certain lease transactions with the related Danish pension funds. The lease contracts are interminable before 2020. The aggregate amount payable under such agreements amounted to DKK 1,321m (USD 222m) at December 31, 2003 compared with DKK 1,498m at 31 December, 2002. The rental expense was DKK 132m (USD 22m) for 2003 compared with DKK 131m in 2002. The lease contracts are regarded as operating leases. In addition, annual contributions are paid to the pension funds, see note 25 Pension obligations.

The TDC Group incurs the expenses for a small number of employees stationed in Denmark by SBC Communications Inc. The total expenses amounted to DKK 14m in 2003 compared with DKK 11m in 2002.

The Group has no other transactions with related parties.

TDC A/S has related party transactions with a number of Group companies (see notes 2 and 29). All the transactions are made on an arm’s length basis.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 29 – Overview of Group companies at December 31, 2003

Company name	Domicile	Currency	Common shares (amount) million	TDC Group ownership share (%)	Number of subsidiaries and associated enterprises not listed here [1]
TDC Solutions Group

TDC Solutions A/S	Copenhagen, Denmark	DKK	1,100.0	100.0	6
Boomtown A/S	Copenhagen, Denmark	DKK	0.5	100.0
Contactel s.r.o.	Prague, Czech Republic	CZK	3,375.0	100.0
Dan Net A/S	Birkerød, Denmark	DKK	102.0	100.0	3
TDC Internordia AB	Solna, Sweden	SEK	62.3	100.0	1
Operators Clearing House A/S [3]	Copenhagen, Denmark	DKK	1.0	25.0
Service Hosting A/S	Brøndby, Denmark	DKK	0.5	75.0
TDC Call Center Europe A/S	Sønderborg, De n mark	DKK	0.5	100.0
TDC Carrier Services USA, Inc.	New York, USA	USD	0.0	100.0
TDC Finans A/S	Copenhagen, Denmark	DKK	20.0	100.0
TDC Norge AS	Oslo, Norway	NOK	124.8	100.0
TDC Produktion A/S	Odense, Denmark	DKK	0.5	100.0
TDC Switzerland AG 3,4	Zürich, Switze rland	CHF	923.6
Telecom Invest A/S	Copenhagen, Denmark	DKK	10.0	100.0	2

TDC Mobile International Group

TDC Mobile International A/S	Copenhagen, Denmark	DKK	600.0	100.0	1
TDC Mobil A/S	Taastrup, Denmark	DKK	1.0	100.0	2
Bité GSM	Vilnius, Lithuania	EUR	85.0	100.0	1
Tele Danmark Connect 1 A/S	Taastrup, Denmark	DKK	7.0	100.0
• One (previously Connect Austria) [2]	Vienna, Austria			15.0
Polkomtel S.A. [2]	Warsaw, Poland	PLN	2,050.0	19.6
Talkline Management und Finance Holding GmbH	Elmshorn, Germany	EUR	6.1	100.0	1
• Talkline GmbH & Co. KG	Elmshorn, Germany			100.0
• Talkline InfoDienste GmbH	Elmshorn, Germany			100.0
Tele Danmark Consult A/S	Aabenraa, Denmark	DKK	9.0	100.0
TDC Mobil Center A/S	Odense, Denmark	DKK	2.5	76.9
MIGway A/S [2]	Copenhagen, Denmark	DKK	1.0	50.0
Telmore A/S [3]	Taastrup, Denmark	DKK	1.0	20.0

TDC Cable TV Group

TDC Cable TV A/S	Copenhagen, Denmark	DKK	140.0	100.0
Dansk Kabel TV A/S	Taastrup, Denmark	DKK	21.4	100.0

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Company name		Domicile	Currency	Common shares (amount) million	TDC Group ownership share (%)	Number of subsidiaries and associated enterprises not listed here[1]
TDC Directories Group

TDC Directories A/S		Rødovre, Denmark	DKK	5.5	100.0	3
TDC Förlag AB		Halmstad, Sweden	SEK	0.2	100.0	3
Storbyguiden AS		Oslo, Norway	NOK	71.3	100.0
TDC Hakemistot OY		Helsinki, Finland	EUR	0.0	100.0
Odense Telefonbog ApS		Odense, Denmark	DKK	4.0	100.0

TDC Switzerland Group

TDC Switzerland AG [4]		Zürich, Switzerland	CHF	923.6	100.0	8

TDC Services Group

TDC Services A/S		Copenhagen, Denmark	DKK	170.0	100.0	2
Gatetrade.net A/S [2]		Copenhagen, Denmark	DKK	20.0	25.0

Other [1]

Tele Danmark ADSB Invest ApS		Copenhagen, Denmark	DKK	100.0	100.0
•	ADSB Telecommunications B.V. [2]	Amsterdam, the Netherlands			32.9
-	Belgacom S.A. [2,5]	Brussels, Belgium			15.9	23
Hungarian Telephone and Cable Corp.[3]		Delaware, USA	USD	0.0	31.9	5
Incuba A/S [3]		Århus, Denmark	DKK	60.1	5.0
Pricerunner AB [3]		Stockholm, Sweden	SEK	0.2	10.2
Enologic A/S [3]		Århus, Denmark	DKK	0.8	12.9
Speech Ware A/S [3]		Aalborg, Denmark	DKK	1.0	47.5

[1]	In order to give the reader a clear presentation, some minor enterprises owned indirectly are not listed separately in the overview.
[2]	The enterprise is treated as a proportionally consolidated associated enterprise in the Financial Statements.
[3]	The enterprise is included under the equity method.
[4]	TDC Solutions A/S owns 17.4% of TDC Switzerland AG.
[5]	The effective ownership share is calculated excluding treasury shares.

Associated enterprises that are jointly owned and operated together with third parties, and in which the parties have joint dominant influence, are proportionally consolidated in the Consolidated Financial Statements. The cooperation between the parties is in all cases based on shareholder agreements concerning voting decisions, joint management, ownership and sale of shares, etc.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 30 – Reconciliation to United States Generally Accepted Accounting Principles (US GAAP)

The Group’s accounting policies have been described below where these differ significantly from accounting principles applicable in the United States (US GAAP):

Amortization of goodwill
In accordance with Danish GAAP, goodwill is amortized on a straight-line basis over the estimated economic life, determined on the basis of Management’s experience within the individual business lines, however, not e xceeding twenty years. With the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” beginning January 1, 2002, US GAAP prohibit the amortization of goodwill and require that goodwill be tested at least annually for impairment.

Development costs
In accordance with Danish GAAP, development costs are recognized as intangible assets, if the costs can be calculated reliably, and are expected to generate future economic benefits. Development costs are amo rtized over a period of three to five years. Under US GAAP, development costs are expensed as incurred, except for computer software developed for internal use.

Capitalization of software costs
In accordance with Danish GAAP, the cost of computer software includes indirect production costs. Under US GAAP, only direct costs are included.

Depreciation in year of acquisition or construction
In accordance with Danish GAAP until year-end 1992, a full year’s depreciation was charged on fixed assets in the year in which the asset was acquired or under construction. Under US GAAP, such depreciation commences from the time of acquisition or from the date of the assets’ entry into service.

Formation of the Group
In accordance with Danish GAAP, certain property, plant and equipment acquired upon the formation of the Group were measured at fair value, whereas goodwill and rights were capitalized. The capitalized excess values are depreciated over the useful lives. Under US GAAP, the transfer of assets between companies under joint control is accounted for using the historical carryover basis. Accordingly, any write-up of property, plant and equipment to fair value and any capitalization of goodwill and rights related to the formation of the Group are eliminated in the Group’s Financial Statements.

Capital sale and leaseback agreements
In accordance with Danish GAAP, non-recurring payments which have been made to legally extinguish future lease payments are offset against the lease obligations in the balance sheets. Under US GAAP, in certain circumstances the non-recurring payments and the corresponding lease obligations must be shown as assets and as liabilities in the balance sheet.

Recognition of change in ownership interest gain
In accordance with Danish GAAP, a gain aris ing from a decrease in the investor’s ownership interest in an investee is taken to the statement of income. US GAAP requires in certain circumstances that such a gain be credited directly to shareholders’ equity.

Revenue recognition
In accordance with Da nish GAAP, non-refundable up-front connection fees are recorded as revenue at the time the term of the related service contract begins. In addition, incremental direct costs incurred in connection with such transactions are expensed as incurred. Under US GAAP and SEC Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements” such fees as well as incremental direct costs are deferred and amo rtized into income over the expected term of the related customer relationship.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In accordance with Danish GAAP, elements in revenue arrangements with multiple deliverables are recorded as separate units of accounting independent of any contingent element related to the delivery of additional items or other performance conditions. Under US GAAP multiple element contracts as from June 15, 2003 are recorded in accordance with EITF No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables” under which the amount allocable to a delivered item is limited to the amount that is not contingent upon the delivery of additional items or meeting other performance conditions.

Minority passive investments
In accordance with Danish GAAP, minority passive investments are measured at fair values. Fair value adjustments are recognized in the statements of income. Under US GAAP, minority passive investments with no readily determinable fair value are measured at cost.

Transfer of financial assets
In accordance with Danish GAAP, a gain arising from a sale of financial assets is recognized in the statement o f income when a transfer has occurred. Under US GAAP, a transfer of financial assets is accounted for in accordance with Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities “ and may result in accounting for a transfer as financing until prescribed conditions are met.

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

Asset retirement obligations
In accordance with Danish GAAP, the effect of changes in the fair value of an asset retirement obligation is capitalized and depreciated over the remaining useful life of the underlying asset. Under US GAAP, such asset retirement obligations are accounted for in accordance with Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations". Accordingly, the accumulated accretion and depreciation expense through December 31, 2002 is recognized in the accounts as a cumulative catch up adjustment.

Employee share offering program
In accordance with Danish GAAP, an employee share offering is considered a transaction within shareholders’ equity. US GAAP require the e xcess of the fair value over proceeds from sale of shares to employees be considered employee compensation cost.

Gain related to sale of shares
In accordance with Danish GAAP, a gain arising from sale of shares where the share price is not fixed is recognized when the inflow of economic benefits is estimable. Under US GAAP, a gain should not be recorded until the final price is established.

Capitalization of pre-acquisition costs
In accordance with Danish GAAP, site pre-acquisition costs are expensed only in cases where no permission is obtained for a certain site. Under US GAAP, all site pre-acquisition cost should be expensed as incurred until management receives the appropriate permissions from official authorities to begin construction of the site.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Comprehensive income
In 1998, the Company adopted Statement of Financial Accounting Standards (FAS) 130 “Reporting Comprehensive Income” issued by the Financial Accounting Standards Board (FASB). The company reports the elements of other comprehensive income and total comprehensive income separately in its consolidated statements of changes in shareholders’ equity. Accumulated other comprehensive income is not shown as a separate component of shareholders’ equity due to immateriality. Deferred taxes are allocated to items of other comprehensive income and disclosed separately, if material. It is not practical to present the components of the accumulated balance of other comprehensive income items.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The effect on net income and shareholders’ equity is stated below as if the Financial Statements had been prepared in accordance with US GAAP:

A: Effect on net income:	Year ended December 31

	2001 DKKm	2002 DKKm	2003 DKKm	2003 USDm

As reported in the Consolidated Statements of Income	(14)	4,542	1,800	302

Reversal of amortization of goodwill	-	1,499	1,760	295
Additional impairment losses on goodwill	-	(71)	(71)	(12)
Reversal of depreciation of any write-up to fair value of property, plant and equipment arising on formation of the Group:
Depreciation for the year	31	31	31	5
Reversal of amortization of software costs purchased/developed
before January 1, 1999	46	0	0	0
Reversal of capitalized indirect production costs in relation to
software costs	(28)	(23)	(4)	(1)
Reversal of capitalization of development costs	0	(10)	(6)	(1)
Depreciation in year of acquisition or construction	(153)	(132)	(5)	(1)
Write-down on property, plant and equipment	(45)	0	0	0
Revenue recognition	(95)	(121)	(78)	(13)
Adjustment relating to sale and leaseback of property to pension funds	(128)	9	9	2
Asset retirement obligations	0	0	14	2
Employee share issue	0	0	(121)	(20)
Changes to fair value of minority passive investment	(581)	1,057	(29)	(5)
Timing of gain regarding transfer of financial assets	(257)	257	0	0
Reversal of gain related to sale of shares	0	0	(234)	(39)
Reversal of capitalized pre-acquisition costs	0	(37)	(70)	(12)
Other	11	33	35	6
Deferred tax, US GAAP adjustments [1]	92	106	28	5
Cumulative effect of change in accounting policy regarding
derivatives at January 1, 2001, net of tax	(23)	-	-	-
Cumulative effect of change in accounting policy regarding asset
retirement obligations at January 1, 2003, net of tax	-	-	(63)	(10)

Net income in accordance with US GAAP	(1,144)	7,140	2,996	503

1 The tax amount for 2002 includes the effect of the tax deduction of DKK 50m on the 1994 Employee Share Issue allowed by the Danish Supreme Court in 2002.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Financial ratios		Year ended December 31

	2001 DKK	2002 DKK	2003 DKK	2003 USD

Earnings per share of nominal value DKK 5 in accordance with US GAAP (basic):
Net income before cumulative effect of change in accounting policies	(5.20)	33.23	14.03	2.35
Cumulative effect of change in accounting policies, after tax	(0.11)	-	(0.30)	(0.05)

Net income	(5.31)	33.23	13.73	2.30

Earnings per share of nominal value DKK 5 in
accordance with US GAAP (diluted):
Net income before cumulative effect of change in accounting policies	(5.20)	33.23	14.01	2.35
Cumulative effect of change in accounting policies, after tax	(0.11)	-	(0.30)	(0.05)

Net income	(5.31)	33.23	13.71	2.30

Earnings per ADS in accordance with US GAAP (basic):
Net income before cumulative effect of change in accounting policies	(2.60)	16.62	7.02	1.18
Cumulative effect of change in accounting policies, after tax	(0.06)	-	(0.15)	(0.03)

Net income	(2.66)	16.62	6.87	1.15

Earnings per ADS in accordance with US GAAP (diluted):
Net income before cumulative effect of change in accounting policies	(2.60)	16.62	7.01	1.18
Cumulative effect of change in accounting policies, after tax	(0.06)	-	(0.15)	(0.03)

Net income	(2.66)	16.62	6.86	1.15

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

B: Effect on shareholders´ equity:	Year ended December 31

	2002 DKKm	2003 DKKm	2003 USDm

Shareholders’ equity as reported in the Consolidated Balance Sheets	35,306	33,673	5,652

Reversal of amortization of goodwill	1,428	3,117	523
Reversal of depreciation of any write-up to fair value of tangible property, plant and equipment arising on formation of the Group:
Accumulated cost	(1,211)	(1,211)	(203)
Accumulated depreciation	1,148	1,179	198

Reversal of capitalized indirect production costs in relation to software costs	(108)	(112)	(19)
Reversal of capitalization of development costs	(10)	(16)	(3)
Depreciation in year of acquisition or construction	49	44	7

Revenue recognition	(922)	(1,000)	(168)
Adjustment relating to sale and leaseback of property to pension funds	(119)	(110)	(18)
Asset retirement obligations	0	(70)	(12)
Changes to fair value of minority passive investment	(42)	(69)	(11)
Reversal of gain related to sale of shares	0	(234)	(39)
Reversal of capitalized pre-acquisition costs	(37)	(107)	(18)
Other	68	103	17

Deferred tax, of US GAAP adjustments	306	320	54

Shareholders’ equity in accordance with US GAAP	35,856	35,507	5,960

Balance Sheet items from the Consolidated Balance Sheets and as adjusted in accordance with US GAAP:

	As reported in the Consolidated Balance Sheets at December 31			Amounts as adjusted to conform to US GAAP at December 31

	2002 DKKm	2003 DKKm	2003 USDm	2002 DKKm	2003 DKKm	2003 USDm

Intangible assets	27,874	31,960	5,365	29,196	34,955	5,867
Property, plant and equipment	32,975	30,845	5,177	32,962	30,718	5,156
Investments and other assets	1,785	1,424	239	1,799	1,417	238
Other accounts receivable	1,511	1,992	334	4,342	3,983	669
Prepaid expenses	7,520	7,286	1,223	7,683	7,585	1,273
Deferred tax, net:
Current	(263)	(197)	(33)	(539)	(489)	(82)
Non-current	3,533	3,896	654	3,503	3,868	649
Long term debt	28,794	34,325	5,761	31,625	36,316	6,096
Deferred income	2,595	2,509	422	3,837	4,155	697
Other short term debt	15,807	15,939	2,675	15,807	15,939	2,675
Shareholders’ equity	35,306	33,673	5,652	35,856	35,507	5,960

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In accordance with Danish GAAP, enterprises that are jointly owned and operated together with third parties, and in which the parties have joint dominant influence, are proportionally consolidated in the Consolidated Financial Statements. In accordance with US GAAP, these enterprises are stated under the equity method. Reference is made to note 29, footnote 2 for an overview of enterprises, which are proportionally consolidated in the Consolidated Financial Statements.

Below, the main items in the Consolidated Statements of Income, the Balance Sheets and the Statements of Cash Flow are presented as if all the associated enterprises were stated under the equity method and in accordance with Danish GAAP:

Statements of Income

	2001 DKKm	2002 DKKm	2003 DKKm	2003 USDm

Total revenues	43,837	43,922	43,029	7,222
Total operating expenses	(44,120)	(40,738)	(40,048)	(6,722)

Total operating income	(283)	3,184	2,981	500
Net financials	1,160	2,727	471	(79)

Income before income taxes	877	5,911	3,452	579
Income taxes	(1,425)	(1,596)	(1,644)	(276)

Income before minority interests	(548)	4,315	1,808	303
Minority interests’ share of net income	534	227	(8)	(1)

Net income (loss)	(14)	4,542	1,800	302

Balance Sheets

	2002 DKKm	2003 DKKm	2003 USDm

Assets
Intangible assets	23,161	27,585	4,630
Property, plant and equipment	27,093	25,631	4,302
Investments and other assets	9,985	8,689	1,459
Inventories	744	620	104
Accounts receivable	19,007	19,287	3,237
Marketable securities	944	2,028	340
Cash	2,429	5,430	912

Total assets	83,363	89,270	14,984

Liabilities and shareholders’ equity
Shareholders’ equity	35,306	33,673	5,652
Minority interests	204	2	1
Provisions	5,466	6,384	1,071
Long-term debt	27,025	32,974	5,535
Short-term debt	15,362	16,237	2,725

Total liabilities and shareholders’ equity	83,363	89,270	14,984

Statements of Cash Flow

	2001 DKKm	2002 DKKm	2003 DKKm	2003 USDm

Operating activities	4,746	9,361	11,973	2,010
Investing activities	(19,405)	(2,627)	(12,008)	(2,016)
Financing activities	10,863	(6,759)	4,943	830

Increase/(decrease) in cash and cash equivalents	(3,796)	(25)	4,908	824

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 31 – Auditors’ remuneration

	2001 DKKm	2002 DKKm	2003 DKKm	2003 USDm

The remuneration of the auditors elected by the Annual General Meeting:
PricewaterhouseCoopers	50	43	37	6
Ernst & Young	6	5	5	1
Other auditors [1]	-	5	4	1

Total	-	53	46	8

Hereof fees in respect of non-audit services:
PricewaterhouseCoopers	34	28	22	4
Ernst & Young	3	1	1	0
Other auditors [1]	-	5	4	1

Total	-	34	27	5

[1] The amounts for 2001 are not available.

Note 32 – Net Interest-bearing Debt

	2002 DKKm	2003 DKKm	2003 USDm

Other accounts receivable	0	(165)	(28)
Marketable securities	(2,915)	(2,077)	(348)
Cash	(2,679)	(7,101)	(1,192)
Total long-term debt	28,794	34,325	5,761
Current maturities of long-term debt	935	2,936	493
Short-term bank loans	1,422	778	131
Other accounts payable	0	1	0

Total	25,557	28,697	4,817

Note 33 – Supplementary US GAAP Information

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

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(c) Investments and other financial assets, Current Maturities of Long-Term Debt, Short-Term Bank Loans and Long-Term Debt
The fair value for these financial instruments was estimated based on the discounted value of future cash flows expected to be received or paid, taking into account current discount rates that reflect the different relative risks involved.

The estimated fair values of the Company's financial instruments are as follows:

	2003

	Carrying Amount DKKm	Fair Value DKKm	Fair Value USDm

Cash	7,101	7,101	1,192
Marketable securities	2,077	2,077	348
Trade accounts receivable, net	9,472	9,472	1,590
Other current assets	11,801	11,801	1,981
Investments and other financial assets	1,424	1,424	239
Short-term bank loans	778	778	131
Long-term debt including current maturities of long-term debt	37,261	39,304	6,597

Note 34 – Valuation and Qualifying Accounts and Reserves

	Balance beginning of period DKKm	Additions relating to the acquisition of enterprises DKKm	Additions charged to cost and expenses DKKm	Deductions DKKm	Balance end of period DKKm

Year ended Dec. 31, 2001
Allowance for doubtful debts	1,086	5	825	(281)	1,635
Other provisions	499	0	1,133	(198)	1,434

Year ended Dec. 31, 2002
Allowance for doubtful debts	1,635	0	470	(43)	2,062
Other provisions	1,434	0	154	(967)	621

Year ended Dec. 31, 2003
Allowance for doubtful debts	2,062	0	409	(801)	1,670
Other provisions	621	0	853	(249)	1,225

Year ended Dec. 31, 2003 (USDm)
Allowance for doubtful debts	346	0	69	(135)	280
Other provisions	104	0	143	(41)	206