Form 20-F
TDC A/S
filed 2005-05-26
CIK 920602

Back to Contents

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2004 was:

216,459,540 Ordinary Shares, 5 DKK par value each

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes X       No____

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 X       Item 18 ____

Back to Contents

i

Back to Contents

Introduction

     We publish our financial statements in Danish kroner. Unless otherwise indicated, all amounts in this annual report are expressed in Danish kroner. References in this annual report to “US dollars”, “USD”, “US$”, “$” or “¢” are to US currency, references to Danish kroner or DKK are to Danish currency, references to “EUR” or “euro” are to the currency of the member states of the European Union (with the exception of the United Kingdom, Denmark and Sweden) and references to “CHF” or “Swiss francs” are to Swiss currency. Solely for the convenience of the reader, certain amounts have been translated into US dollars at the rate of DKK 5.4676 to the US dollar, the official exchange rate of the Nationalbank of Denmark on December 31, 2004. Such translation should not be construed as a representation that the Danish kroner amounts represent, or have been or could be converted into, US dollars at that or any other rate.

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

Cautionary Statement Regarding Forward-Looking Statements

     Certain sections of this Annual Report contain forward-looking statements that are subject to risks and uncertainties.

     Examples of such forward-looking statements include, but are not limited to:

•	statements containing projections of revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other financial items.
•	statements of our plans, objectives or goals for future operations including those related to our products or services.
•	statements of future economic performance.
•	statements of the assumptions underlying or relating to such statements.

     Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them.

     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by us or on our behalf. These factors include, but are not limited to:

•	changes in applicable Danish and EU legislation
•	increases in the interconnection rates we are charged by other carriers or decreases in the interconnection rates we are able to charge other carriers
•	decisions from the Danish National IT and Telecom Agency whereby the regulatory obligations of TDC are extended
•	developments in competition within domestic and international communications solutions
•	introduction of and demand for new services and products
•	developments in the demand, product mix and prices in the mobile market, including marketing and customer-acquisition costs
•	developments in the market for multimedia services
•	the possibilities of being awarded licenses
•	developments in our international activities, which also involve certain political risks
•	investments in and divestitures of domestic and foreign companies.

Back to Contents

     We caution that the above list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to TDC, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

     A complete discussion of the risks related to our business is contained in the Risk Factors section of Item 3.

Back to Contents

Item 1 Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2 Offer Statistics and Expected Timetable

Not applicable.

Item 3 Key Information

Selected Financial Data

     The following tables set forth our selected consolidated financial data for the periods indicated. This data is derived from our audited consolidated financial statements prepared in accordance with Danish GAAP. Danish GAAP differ in certain significant respects from US GAAP. See note 30 to our consolidated financial statements for a description of the material differences between Danish GAAP and US GAAP. These tables should be read together with Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes to those financial statements, included elsewhere in this annual report. The Consolidated Financial Statements for the five years ended December 31, 2004 have been audited by PricewaterhouseCoopers.

Back to Contents

	Year Ended December 31,

	2000	2001	2002	2003	2004	2004
	DKK	DKK	DKK	DKK	DKK	USD(4)

Statement of Income Data:	(In millions except per share and per ADS amounts)

Amounts in accordance with Danish
GAAP:
Net revenues	34,813	41,838	42,011	41,413	43,570	7,969
Work performed for own purposes and
capitalized	1,149	1,439	1,465	1,291	1,225	224
Other operating income	6,246	426	344	525	6,683	1,222

Total revenues	42,208	43,703	43,820	43,229	51,478	9,415
Operating expenses	(26,075)	(35,547)	(32,725)	(32,123)	(33,221)	(6,076)
Depreciation and amortization	(4,598)	(8,534)	(8,030)	(7,963)	(8,193)	(1,498)

Total operating expenses	(30,673)	(44,081)	(40,755)	(40,086)	(41,414)	(7,574)

Operating income (loss)	11,535	(378)	3,065	3,143	10,064	1,841
Net financials	932	1,160	2,725	239	27	5

Income before income taxes	12,467	782	5,790	3,382	10,091	1,846
Income taxes	(3,239)	(1,397)	(1,559)	(1,629)	(1,351)	(247)

Income before minority interests	9,228	(615)	4,231	1,753	8,740	1,599
Minority interests’ share of net result	74	534	227	(8)	2	0

Net income (loss)	9,302	(81)	4,458	1,745	8,742	1,599

Operating income per share	53.29	(1.75)	14.16	14.52	49.18	8.99
Operating income per ADS (1)	26.65	(0.88)	7.08	7.26	24.59	4.50
Earnings per share	42.97	(0.37)	20.60	8.06	42.72	7.81
Earnings per ADS (1)	21.49	(0.19)	10.30	4.03	21.36	3.91

Dividends per share (3)	10.50	11.00	11.50	12.00	12.50	2.29
Dividends per ADS (2)	5.25	5.50	5.75	6.00	6.25	1.14

Amounts in accordance with US GAAP(5):
Net income (loss)	6,794	(1,144)	7,140	2,996	9,974	1,824
Earnings per share (basic) (1)	31.49	(5.31)	33.23	13.73	48.74	8.91
Earnings per share (diluted) (1)	31.47	(5.31)	33.23	13.71	48.65	8.90
Earnings per ADS (basic) (1)	15.75	(2.66)	16.62	6.87	24.37	4.46
Earnings per ADS (diluted) (1)	15.74	(2.66)	16.62	6.86	24.33	4.45

(1)	Operating income and earnings per ADS reflect the ratio of one half of one share per one ADS.
(2)	Dividends per ADS reflect the ratio of one half of one share per one ADS
(3)	The US dollar equivalents of the dividend on the shares for each of the years in the five-year period ended December 31, 2004 was $1.23, $1.33, $1.62, $1.99 and $2.19 per share, respectively, calculated at the exchange rate applicable on the dates of payment of the dividends.
(4)	Translated solely for the convenience of the reader at a rate of DKK 5.4676 to $1.00, the exchange rate of the Nationalbank of Denmark on December 31, 2004.
(5)	Upon adoption of SFAS 142 on January 1, 2002, we ceased amortization of all goodwill for US GAAP reporting purposes. Amortization expense on goodwill on a US GAAP basis for the years ended December 31, 2001 and 2000 was DKK 1,534 million and DKK 725 million, respectively.

Back to Contents

			As of December 31,

	2000	2001	2002	2003	2004	2004
	DKK	DKK	DKK	DKK	DKK	USD

Balance Sheet Data:	(In millions)

Amounts in accordance with Danish
GAAP:
Total fixed assets	42,320	62,035	60,237	61,904	58,544	10,708
Total current assets	25,395	24,646	23,389	27,611	29,002	5,304
Total assets	67,715	86,681	83,626	89,515	87,546	16,012
Total short-term debt	18,676	28,102	16,519	17,458	16,041	2,934
Total long-term debt	9,494	20,150	27,025	32,974	29,017	5,307
Total debt	28,170	48,252	43,544	50,432	45,058	8,241
Total liabilities	32,663	53,968	48,965	56,542	51,583	9,435
Total shareholders’ equity	35,052	32,713	34,661	32,973	35,963	6,577

Amounts in accordance with US GAAP:
Total shareholders’ equity	34,664	31,279	35,856	35,507	39,663	7,254

Average number of shares (adjusted to
reflect changes in capital)	216.5	216.5	216.5	216.5	216.5

	Year Ended December 31,

	2000	2001	2002	2003	2004	2004
	DKK	DKK	DKK	DKK	DKK	USD

	(In millions)

Statement of Cash Flow Data:
Net cash from/(used for) operating activities	6,832	5,554	10,416	10,051	10,274	1,879
Net cash used for investing activities	(4,139)	(19,405)	(2,627)	(12,008)	3,666	670
Net cash from/(used for) financing
activities	931	10,863	(6,759)	4,943	(12,562)	(2,297)

	2000	2001	2002	2003	2004

Additional Information:
Number of customers ( ‘000) (1)
Landline	3,691	3,913	3,598	3,631	3,483
Mobile	3,522	4,575	4,939	6,199	7,126
Internet	923	1,403	1,285	1,696	1,814
Cable TV	801	828	885	924	982
Capital expenditure (DKK millions) (2)	12,064	21,599	7,441	13,590	10,098
Number of employees (3)	19,946	22,485	22,263	21,125	20,573

(1)	As at end of period. The definition of active and inactive customers in TDC Switzerland was changed in 2004. Comparative figures for 2000 to 2003 have been changed accordingly.
(2)	Capital expenditure includes expenditure on intangible assets, property, plant and equipment, as well as share acquisitions.
(3)	The figures denote end-of-year full time employee equivalents including permanent employees, trainees and temporary employees.

Back to Contents

Dividends

     Dividends on our shares may be paid out of profits as shown in our annual financial statements, as adopted by our Board of Directors and approved at the Annual General Meeting of shareholders. Under Danish law, dividends may only be paid in respect of a financial period as to which audited financial statements have been approved at a General Meeting. Usually a dividend is paid annually in March or April. No dividends will be paid on the company's own holding of TDC treasury shares.

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

Year Ended December 31	Period End	Average	High	Low

2000	7.9442	8.0953	9.0050	7.2080
2001	8.3529	8.3323	8.8900	7.8260
2002	7.0850	7.8862	8.6470	7.0850
2003	5.9150	6.5800	7.1280	5.9150
2004	5.4940	5.9891	6.3115	5.4596

     The following table sets forth the high and low noon buying rates for Danish kroner for cable transfers in the City of New York, as certified by the Federal Reserve Bank of New York for customs purposes, for each month during the six months preceding May 2005.

	High	Low

November 2004	5.8523	5.5899
December 2004	5.6178	5.4596
January 2005	5.7442	5.5161
February 2005	5.8263	5.6095
March 2005	5.7818	5.5286
April 2005	5.8109	5.6894

     On May 3, 2005, the noon buying rate was 5.7872 DKK = $1.00.

Capitalization and Indebtedness

     Not applicable.

Reasons for the Offer and Use of Proceeds

     Not applicable.

Back to Contents

Risk Factors

Risks related to Our Business

We expect the intensity of competition in the Danish telecom market to continue, and current profitability levels for traditional communications services in Denmark may not be sustainable. We also expect the intensity of competition on our foreign subsidiaries to be increasing.

     The Danish telecommunications sector is highly competitive, and to remain successful in this market we must continue to reduce the prices for its services. In the mobile market, prices have been declining due to fierce competition, particularly from online products. Broadband customers are being offered increasing bandwidth at unchanged or even falling prices. Although traditionally our prices for landline and mobile telephony as well as leased lines have been among the lowest in the European Union, market pressures continue to intensify.

     Future competition for landline telephony will further intensify as Internet-based telephony (VoIP) develops into a realistic alternative to landline telephony. Therefore, we expect intense competition in the Danish telecommunications market to continue, which may result in future price reductions and loss of market share. Such reductions could adversely affect TDC’s revenues and profit margins.

     Our foreign subsidiaries are also facing increasing competition. This development could adversely affect the revenues and profit margins of our foreign subsidiaries. Almost half of TDC’s 2004 net revenues are related to operations outside Denmark including operations in a number of emerging markets. Our international operations may be affected by a lack of foreign liberalization in the telecommunications sector and political, economic and legal developments in these foreign countries.

     The success of our landline, mobile, Internet, cable-TV and directory operations will also depend on our ability to keep pace with continuing changes in technology. We expect technological innovation to continue rapidly across all product lines. If we are too slow in applying new technologies, its services may become non-competitive. Conversely, such technologies may not prove commercially viable in the long run, and consequently we may risk being unable to earn an adequate return on, or recover the costs of, its investments in developing and marketing products that rely on these technologies.

We expect that our Danish landline business revenues will be exposed to increased competition from VoIP, furthermore we expect our own switch from PSTN to VoIP to put pressure on our future potential earnings from landline operations. We also expect our landline business to be exposed to increased competition from landline to mobile network migration.

     With respect to landline telephony, increased competition is expected from VoIP. There is a considerable risk that our switch to VoIP could negatively affect landline operations’ future earnings potential. This is due to the uncertainty regarding our maintenance of a price level for VoIP similar to the level for PSTN.

     Furthermore, price decreases in the Danish mobile market might accelerate the current trend of migration from landline to mobile telephony. As we have a smaller share of the mobile market than the landline market in Denmark, such a migration could negatively affect our earnings.

     Increased competition is also expected in landline telephony from IP-based internal networks (such as IP-VPN for business customers), antenna and housing association networks and power suppliers using their infrastructure to provide telephony and broadband. Similarly, in the market for leased lines, increased competition is likely from new IP-based transmission products such as MPLS and Ethernet solutions, where prices are below those of leased lines, and product quality is sufficiently strong to compete with leased lines.

Back to Contents

     With regard to international operations, TDC Switzerland has experienced price decreases in the landline market due to competition from established competitors, such as Cablecom that offers telephony through their cable network at flat-rate prices. Such competition may result in loss of customers, reduced revenues and a lower profit margin.

     In general, the future success of the landline business will depend on our ability to shift the technological base toward VoIP and other IP-based products, and adapt to lower prices for its services and generally more competitive market conditions. If we are unsuccessful in dealing with these risks, our revenues and profit margins may be negatively affected.

Our mobile business depends on our ability to develop and market attractive services at competitive prices. The right timing of the introduction of new services is a critical factor for our success in this business area.

     Our ability to further increase revenues and earnings within the mobile telephony sector, both in Denmark and in our international operations, will depend on a number of factors, including our ability to develop and market attractive services at competitive prices.

     As market price levels for such services continue to fall, further growth in earnings will require improved profitability and continued cost control. Special attention must be given to the pressure on earnings in Denmark that regulation of termination prices and roaming charges can have on mobile operations.

     Our international mobile operations may be challenged by shifts in business paradigms, as seen in the Danish market where online-based service providers have demonstrated new and low-cost ways of serving customers.

     With respect to TDC Switzerland, future growth in revenues and earnings within the mobile telephony sector will depend on its ability to establish a presence in the business market. In the past year, the Swiss mobile market has experienced intense competition, which may result in declining margins and diluted earnings. The still increasing Swiss mobile penetration may result in fierce competition for remaining customers, which could in turn lead to a rise in customer-acquisition costs, and further pressure on earnings.

     The future growth of Bité in Lithuania will depend primarily on Bité’s ability to win market share as well as, more generally, on country-wide factors such as the economic growth of Lithuania.

     Talkline’s future success will depend largely on its ability to achieve a sufficiently large gross margin on traffic resales when negotiating with network suppliers. There is also a significant risk of possible future price pressure on the relatively high German retail prices.

     We have a UMTS license in Denmark and in Switzerland. Polkomtel has a license in Poland and One has a license in Austria. The ability to provide UMTS services in Denmark, Switzerland and Poland will depend on the successful rollout of UMTS networks in these countries. The use of UMTS technology will require the utilization of existing GSM sites as well as the deployment of a number of new base stations to serve these operations. Both we and our strategic partners may experience difficulties in procuring sufficient base stations due to the limited availability of new sites and public concern over possible adverse health effects related to the electromagnetic transmissions emitted from mobile base stations, as well as aesthetic and other considerations. In addition, the strict rules on radiation regulations that apply in Switzerland could increase the costs related to GSM and UMTS networks.

     Our UMTS operations are also dependent on the timely availability of commercially viable handsets from suppliers. Insufficient amounts of UMTS equipment and handsets could adversely affect our strategy for offering UMTS services, as availability is the required driver of demand for these services. Moreover, Wireless Local Area Networks (WLAN) penetration may adversely affect the use of UMTS, especially data services.

     In the fall of 2003, the first Danish UMTS operator “3” launched its network publicly. Although projected to be in 2005, TDC has not yet finalized the date for its commercial launch of its Danish UMTS network.

Back to Contents

We expect the intensity of competition in the Danish cable TV market to increase.

     TDC Cable TV is expected to face increased competition from a number of sources, including power suppliers, large antenna and housing associations and satellite television providers. Both competition and the range of programs in the generally accessible network are expected to increase if DigiTV realizes its plans to develop a digital terrestrial network. And in the long-term, increased competition may also arise from new technology, most notably from future Internet-based content providers.

We expect the intensity of competition in the Danish market for printed directories to increase.

     Currently, printed catalogues are the principal drivers of revenue for TDC Directories. However, as printed media may in some respects be in transition toward online media, TDC Directories may face increased competition from established and new competitors in the electronic market, where entrance costs are relatively low.

     The future success of TDC Directories’ operations will therefore depend on its ability to maintain its current market share for printed catalogues and to maintain, develop and transfer market brand and its services to the online market. As online media are likely to generate an increasing share of TDC Directories’ future revenues, a delayed or weak development of its online services could negatively affect its future revenues.

International acquisitions pose risks of inadequate management and communications between companies within the group.

     We have been expanding our business internationally, and the continued successful integration of the various subsidiaries within the Group depends on TDC recognizing and addressing any management and communications challenges that may arise from cross-border acquisitions. If our successful integration does not continue, our financial results could be adversely affected.

     We acquired Song Networks Holding AB in November 2004. The name of the company has now been changed to TDC Song. The acquisition and expansion of operations in the Nordic region involve certain risks including the potential inability to successfully integrate the acquired operations or to realize anticipated synergies and economies of scale. The knowledge of the announcement and completion of the integration of TDC Song with TDC could cause customers to seek alternative providers or delay or change orders due to uncertainty over the integration of the companies or their strategic positions. TDC Song may therefore experience some customer attrition following the acquisition, which could harm the companies’ operating results. Also, difficulties in integrating TDC Song and TDC, including the uncertainties related to organizational and cultural changes, could affect employee morale and result in loss of key employees, which may negatively affect TDC’s revenues and profit margins.

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

     Approximately 29% of our 2004 net revenue is generated outside Denmark and the euro area. These revenues originate primarily from Switzerland, Lithuania, Sweden and Norway where we conduct our business operations and prepares our financial statements in currencies other than the Danish krone and the euro. Any loss in the value of these currencies against the Danish krone will have a negative impact on the value of our investments in the relevant business activities and the amount of income TDC derives from them.

Back to Contents

     Our revenues also depend on general economic conditions, primarily in Denmark, Germany, Switzerland, Lithuania and the Nordic region. The financial prospects in these regions are currently very uncertain due to the significant fall of the dollar and the rise of oil prices throughout 2004. Our customers may delay or cancel investments in telecommunications systems and services if their business outlook is cautious or negative, which may adversely affect our revenues and the development of new products and services. A significant deterioration of current economic conditions could have a material adverse effect on our operating results and financial position.

     The performance of the international operators in which we have minority interests may depend on the financial or strategic support of other shareholders. We have minority interests in international mobile operators that may rely on us and/or other shareholders for strategic and financial support. Such other shareholders may fail to supply the required operational, strategic and financial resources relating to e.g. the build-out of infrastructure, the cost of meeting regulatory requirements, or effective marketing, which could adversely affect both the ability of these operations to compete and the return on our investment.

     Our credit rating may be subject to changes in the future. A negative development in the rating agencies’ view of our credit quality may lead to poorer terms offered to us in the financial markets, resulting in increased interest expenses on our debt or the possibility of reduced access to the capital markets.

We believe our future success in content services will depend on overall market trends and on our ability to adapt and lead the technological developments and conditions in the content services market.

     The telecommunications sector is undergoing advances in content services as, in the long term, technological developments will enable customers to receive content whenever they wish (such as time-shifted viewing), and wherever they wish (on televisions and mobile phones or on various other terminals). Growth in content services is expected to be driven by an increase in the quantitative and qualitative capabilities of content providers. However, the specific extent and characteristics of such quantitative and qualitative progress are difficult to predict at present. Our future success in content services will depend on overall market trends and on our ability to adapt and lead the technological developments and conditions in the content services market. A less than optimal adaptation might adversely affect our revenues and profit margins.

We expect that our increasing dependency on digitalized information technology systems exposes us to risks of hacking, piracy, systems failure, which potentially could disrupt our business. Also we believe our future success regarding online services, e-commerce and other types of self-service products depends on the development in the market.

     The telecommunications sector has become increasingly digitalized, automated and online, which means that we are exposed to increasing risks of hacking, piracy and general failure of IT systems. Unanticipated IT problems, system failures, computer viruses or hacker attacks could affect the quality of our services and cause service interruptions. Risks of network failure can never be completely eliminated and the occurrence of such failures may reduce revenues and harm our reputation.

     There is uncertainty concerning the future success of online services, e-commerce and other types of products. If the development in these markets is less advantageous than expected, future profit margins could be affected due to higher customer-service costs than currently expected. Moreover, it is uncertain how fast the efficiency synergies resulting from such movement to online services may be realized.

Back to Contents

Risks Related to Regulatory Matters

The regulatory regime for the Danish telecom sector may result in tougher competition, further reductions of tariffs and decreased profit margins.

     Denmark's comprehensive regulatory regime governing its telecommunications sector requires us to deliver a broad range of products to the retail and wholesale markets, and subjects TDC to price regulation. With respect to landline telephony, we are subject mainly to specific regulation of retail and wholesale pricing, as well as specific requirements for accounting separation and reporting. In mobile telephony, we are also subject to specific financial reporting requirements regarding accounting separation and reporting.

     The Danish National IT and Telecom Agency has determined that our retail prices on landline subscriptions and landline call set-up charges must remain at their current nominal level. Consequently, any increase in the cost of providing these services could dilute our earnings. The larger part of our retail offerings of leased lines must comply with a rule of cost orientation, i.e. we are required to calibrate leased-line prices once a year in order to ensure that they exactly match the corresponding cost plus a mark-up set by the regulatory authorities.

     On the wholesale market, the majority of our prices are regulated. Until 2002, interconnection prices were regulated mainly on the basis of historical cost analyses and best-practice benchmarking against corresponding international prices. Since January 1, 2003, prices of switched interconnection traffic, interconnection capacity, shared access and unbundled access to the local loop (also known as raw copper) as well as related co-location have been based on the results of the Long Run Average Incremental Cost model (or LRAIC). These changes in the regulatory regime brought significant market price reductions for our services at January 1, 2003. For 2004 and 2005, a review and update of the model has resulted in minor price adjustments. The LRAIC model is expected to be thoroughly updated by January 1, 2006. It is uncertain how updating the model will impact our interconnection prices.

     In March 2002, the EU passed a number of directives on the regulation of the telecommunications market that was subsequently implemented into Danish law in 2003. In accordance with this legislation, the Danish National IT and Telecom Agency has performed market analyses on a number of specifically defined submarkets with respect to landline telephony, mobile telephony, leased lines, unbundled access, broadband and television and radio transmission. The agency will use these market analyses as the basis for deciding whether a particular submarket is subject to competition imperfections. If imperfections are identified, the agency will designate one or more operators as having significant market power in the relevant submarket, and will then decide which regulative measures are appropriate to eliminate the imperfections. Such measures include the acceptance of a reasonable request for interconnection, non-discrimination, reference offers, transparency, accounting separation, price controls and cost accounting obligations.

     We have been deemed to have a strong market position in almost all the specifically defined submarkets where market analyses are being or have been carried out and where the Danish National IT and Telecom Agency has concluded that there is no real competition. However, regarding the markets for domestic traffic for business customers and for mobile access, the agency has concluded that real competition does exist and the existing regulation of TDC Mobil in this market will be repealed, including TDC Mobil’s obligations concerning resale and national roaming. TDC expects this development to be revenue neutral.

     We are already subject to regulation, including price regulation, in the landline markets and it is unclear whether the regulation, including price regulation, will be changed as a result of the market analyses. The mobile markets, on the other hand, are not currently covered by price regulation. If the market for termination of mobile calls in individual networks and the domestic market for international roaming become subject to price regulation in the future, such regulation may have a negative impact on TDC Mobil’s revenues and earnings.

     Until market analyses of the relevant submarkets have been completed and the Danish National IT and Telecom Agency has decided whether to adopt new regulative measures or revoke former measures, the current regulation will be maintained in each relevant submarket. Decisions for all the markets, except the market for television and radio transmission, are expected during the first half of 2005.

Back to Contents

Item 4 Information on the Company

Overview

The TDC Group
     Today, we are the leading provider of communications solutions in Denmark, the second-largest telecoms provider in the Swiss market, and are represented by significant presence in selected markets in Northern and Central Europe.

     By the end of 2004, we had more than 13.4m customers in Europe: 3.5m landline customers, 7.1m mobile customers, 1.8m Internet customers, and 1.0m cable-TV customers. In 2004, our total net revenues were DKK 43.6bn, of which 47% stemmed from international activities compared with 45% in 2003 and 46% in 2002.

     In recent years, it has been necessary to reduce our domestic workforce, primarily to adjust to the decline in traditional landline telephony and intensified competition in the domestic market. Increased customer interest in self-service and Internet-based solutions has also contributed to this trend. The adjustment was effected partly by natural attrition and the completion of redundancy programs in 2003 and 2004. At year-end 2004, we have 20,573 full-time employee equivalents compared with 21,125 in 2003. Our domestic operations account for the majority of the decrease, and at year-end 2004 we had 14,998 domestic full-time employee equivalents compared with 16,014 in 2003.

     The telecommunications sector
     In recent years, the fierce competition in the telecommunications sector has intensified. Competition in the domestic market is especially tough with many operators, and public regulation aimed particularly at TDC. The combination of price competition, regulatory requirements and a saturated market has resulted in moderate revenue growth. The Nordic network operators have addressed this situation in several ways, e.g. by market consolidation and international expansion. We have established easyMobile, which provides mobile telephony based on the Telmore concept, initially in the British market. And as part of our efforts to achieve operational efficiency, we have implemented redundancy programs in 2003 and 2004, which meant that a total of 1,558 employees left the Group. Finally, we have focused on integrated pan-Nordic communications solutions, illustrated by our acquisition of TDC Song and NetDesign.

     With regard to regulations in Denmark, the Danish National IT and Telecom Agency performs market analyses on a number of submarkets in the telecoms sector that are specifically defined in advance. The Agency will use these market analyses as its basis for deciding whether a particular market is subject to sufficient competition. If that is not the case, it will designate one or more operators as holding strong market positions and impose one or more obligations to eliminate the imperfect competition.

     The technological advances have caused the following key trends in the telecoms market: migration from landline to mobile telephony, a shift from circuit-switched to package-switched traffic (VoIP, IP-VPN, GPRS, UMTS), a change to consumption independent flat-rate pricing, and increased self-services and web-based distribution channels.

     We continuously adapt to technological and market developments and in 2004 we launched a range of new products. In the domestic market, we successfully launched “TDC Samtale” giving unlimited landline minutes in off-peak hours at a flat monthly rate. In 2004, we were the first Danish operator to launch a nationwide network of wireless hotspots in selected geographical areas, from where the Internet can be accessed. At year-end 2004, we had 435 wireless hotspots in Denmark. As a continuation of our successful web-based discount product, Mixit, we launched a similar product for business customers, MobilFlex Let, in 2004.

     We plan to launch Internet-based telephony (VoIP) for residential customers, 3G mobile telephony and Internet-based TV (TVoIP) in 2005.

Back to Contents

     Business lines

     We are organized as six main business lines:

     TDC Solutions provides communications services primarily in Denmark and the Nordic countries. Its activities include landline telephony services, convergence products (combined landline and mobile telephony), broadband solutions, advanced security and hosting services, data communications services and Internet services, leased lines, sale of terminals and installation. TDC Solutions’ major subsidiaries include the following fully-owned companies: TDC Song, a pan-Nordic network operator mainly for business customers, NetDesign, a leading provider of IP/LAN infrastructure for business customers, Contactel, a provider of Internet and telephony services in the Czech Republic, TDC Internordia, a Swedish-based provider of telecoms equipment for business customers, and TDC Norge, which provides Internet, telephony and data services.

     TDC Mobile International provides mobile telecommunications services in Denmark and selected European countries. The domestic activities include the fully-owned companies TDC Mobil, a Danish-based mobile operator, and Telmore, a Danish service provider. The international activities include the fully-owned subsidiaries Talkline, a German service provider, and Bité, a Lithuanian mobile operator. TDC Mobile International also holds a 19.6% stake in Polkomtel, a Polish mobile operator, and a 15.0% stake in the Austrian mobile operator, One, and finally, an 80% stake in Telmore International, which takes care of cooperation with easyGroup.

     TDC Switzerland is the second-largest telecommunications provider in the Swiss market. Its activities include landline, mobile and Internet communications services.

     TDC Cable TV is a Danish provider of cable TV and broadband access.

     TDC Directories publishes printed, electronic and Internet-based directories in Denmark, Sweden and Finland.

     Others include primarily TDC Services, which provides mainly business services for the TDC Group’s domestic business lines.

Our History and Development

     We were founded by the Danish State in November 1990 to serve as a holding company for the four Danish regional telecommunications enterprises and Telecom A/S ("Telecom"), the international telephone service provider. We are a public limited company and were incorporated on November 14, 1990. We are subject to the provisions of the Danish Act relating to Public Limited Liability Companies. Our principal offices are located at Nørregade 21, 0900 Copenhagen C, Denmark, and our telephone number is: +45 33 43 7777.

     The primary reason we were formed was to strengthen the competitiveness of the Danish telecommunications sector. In 1991, we acquired two of the regional telecommunications enterprises, Tele Sønderjylland A/S ("Tele Sønderjylland") and Fyns Telefon A/S ("Fyns Telefon"), as well as Telecom. We completed the acquisition of the two remaining regional telecommunications enterprises, Kjøbenhavns Telefon Aktieselskab ("KTAS") and Jydsk Telefon-Aktieselskab ("Jydsk Telefon"), in March 1992. Minority shareholdings in KTAS and Jydsk Telefon, the two entities that had been partially privatized, were either exchanged for our shares or purchased by the Danish State. The acquisition of the Danish State’s interests in all of these enterprises was effected by an exchange of our shares, together with cash payments.

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

Back to Contents

telecommunications equipment, information technology and financial functions. The new structure improved our responsiveness to changing market conditions.

     In March 1992, our subsidiary Tele Danmark Mobil A/S ("Tele Danmark Mobil") began providing mobile telephone and other mobile services that were previously provided by the regional companies. In January 1993, another subsidiary, Tele Danmark Erhverv A/S ("Tele Danmark Erhverv"), assumed, through a merger of activities of KTAS and Jydsk Telefon in this area, responsibility for supplying and servicing private branch exchanges, or PBXs, internal networks, cabling and wide area networks for larger businesses. Tele Danmark Erhverv in 1994 took over responsibility for similar activities previously performed by Tele Sønderjylland and Fyns Telefon. In 1993, our subsidiary, Tele Danmark Datacom A/S ("Datacom") took over the handling of the production and marketing of data network and communication services. Datacom was made a subsidiary of Tele Danmark Erhverv in January 1994 in order to coordinate Datacom’s services with other business oriented services we offered.

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

     In 2000, we completely restructured our operations to strengthen our competitive position and focus more clearly on high potential growth areas. TDC group now comprises a holding company with business lines operating in specific business areas. These important changes are reflected in the names of our holding company and its business lines. As of year end 2000, our holding company (formerly Tele Danmark Group) became known as TDC. Our principal business lines became TDC Tele Danmark, TDC Mobile International, TDC Internet, TDC Directories, TDC Cable TV and TDC Services.

     In February 2001, we established the business line TDC Switzerland following our investments in Switzerland, where we increased our ownership in sunrise and purchased a majority stake in diAx, a Swiss mobile provider. These investments and the subsequent merger of sunrise and diAx have made us the second-largest communications provider in Switzerland, offering landline, mobile and Internet services in direct competition with Swisscom.

Back to Contents

     In January 2003, we streamlined domestic operations through the merger of TDC Tele Danmark and TDC internet to form TDC Solutions.

     In June 2004, SBC reduced its shareholding in TDC from 41.6% to 9.5%, while TDC acquired approximately 8.4% of TDC’s total share capital for approximately DKK 3.4bn. In November 2004, SBC sold its remaining 9.5% stake in TDC.

     For a complete list of our significant subsidiaries and associated companies, see note 29 to our consolidated financial statements.

Overview of Our Revenues by Service Area

     Net revenues by business line and geographic market (domestic or international) are specified in the table below. These revenues are generated by our various business lines operating in Denmark and 12 other countries in Europe. Since 2001, more than half of our net revenues have come from operations outside of Denmark. A discussion of our revenues by service area is included in "Our Subsidiaries" below, and in Item 5 under "Results of Operations by Business Line".

DKK M	Year Ended December 31,
	2002	2003	2004

TDC Solutions	19,393	18,585	18,590
TDC Mobile International	13,688	13,175	15,105
TDC Switzerland	8,932	9,471	9,692
TDC Directories	1,465	1,463	1,436
TDC Cable TV	1,335	1,524	1,766
Other activities, including TDC A/S, TDC
Services and eliminations	(2,802)	(2,805)	(3,019)

Total	42,011	41,413	43,570
of which
International activities	19,117	18,780	20,310
Domestic activities	22,894	22,633	23,260

Our Subsidiaries

TDC Solutions

     TDC Solutions offers a wide range of communications services in Denmark and the Nordic countries as well as in the Czech Republic through our subsidiary, Contactel. Our activities include landline telephony, convergence products, broadband solutions, advanced security and hosting services, data communications services and Internet services, leased lines, sale of terminals and installation.

     At year-end 2004, TDC Solutions had 11,432 full-time employee equivalents and 4.4m customers, with 4.2m in the domestic market and 237,000 in international subsidiaries. Net revenues were DKK 18,590m in 2004.

     Landline telephony
     Landline telephony represents the major share of net revenues in TDC Solutions and totaled DKK 9,643m in 2004, corresponding to 52% of net revenues, down DKK 444m compared with 54% in 2003.

     The general market for traditional landline telephony is sagging because of the migration toward mobile telephony and IP-based technology. TDC Solutions' market share has also declined. To counter this development, TDC Solutions launched “TDC Samtale” in 2004 giving unlimited landline minutes in off-peak hours at a flat monthly rate. The number of customers using this product has rapidly increased since it was launched, and was 173,000 at year-end 2004. TDC

Back to Contents

Solutions plans to launch Internet-based telephony (VoIP) for residential customers and Internet-based TV (TVoIP) in 2005.

     Data communications and Internet services
     In 2004, net revenues from data communications and Internet services totaled DKK 3,840m, corresponding to 21% of total net revenues compared with 18% in 2003. The business area comprises mainly broadband, dial-up traffic, data communications services and private IP-based networks.

     The migration from dial-up toward broadband products continued in 2004. The xDSL penetration per Danish household continued to rise in 2004 to approximately 23% at year-end. This area has grown considerably, with 556,000 customers at year-end 2004 compared with 405,000 in 2003.

     In 2004, TDC was the first Danish operator to launch a nationwide network of wireless hotspots in selected geographical areas, from where the Internet can be accessed. At year-end 2004, TDC had 435 wireless hotspots in Denmark. We expect continued progress within wireless technology.

     Terminal equipment, installation etc.
     With net revenues of DKK 2,578m in 2004, terminal equipment etc. was the third-largest contributor to TDC Solutions’ net revenues, corresponding to a share of 14% compared with 13% in 2003. This business area includes sales and installation of hardware ranging from handsets to large switchboards and service agreements.

     Leased lines
     Net revenues from leased lines aggregated DKK 1,117m in 2004 and represented 6% of total net revenues compared with 7% in 2003. This business area includes both domestic and international leased-line services.

     Other services
     TDC Solutions' remaining share of net revenues includes mainly operator services such as directory inquiries and mobile telephony, primarily Duét.

     In September 2004, we announced an acquisition offer to the owners of shares and convertible bonds in Song Networks Holding AB, and at the beginning of November 2004 we announced that the offer had been accepted. By year-end 2004, we owned 99.4% of Song Networks Holding AB. The total purchase price totalled DKK 4.6bn. The name of the company has now been changed to TDC Song. The acquisition of Song Networks Holding AB will create a major pan-Nordic infrastructure based supplier of communications solutions to the business market.

     Subsidiaries
     Of our fully owned subsidiaries TDC Song had 858 full-time employee equivalents at year-end 2004. NetDesign, a leading provider of IP/LAN infrastructure, had 122 full-time employee equivalents at year-end 2004, and Contactel, our provider of Internet and landline telephony in the Czech Republic, had 268 full-time employee equivalents at year-end 2004. TDC Norge, our fully-owned Norwegian-based provider of Internet, telephony and data services, had 103 full-time employee equivalents at year-end 2004. And finally, TDC Internordia, our fully-owned Swedish-based provider of telecoms equipment for business customers, had 237 full-time employee equivalents at year-end 2004.

TDC Mobile International

     TDC Mobile International is the leading provider of mobile telecommunications services in Denmark and is present in a number of European countries. Its activities include primarily mobile telephony, sale of terminals, data services and sale of traffic to Danish service providers.

     Over the past few years, the domestic mobile sector has experienced fierce price competition that has resulted in a market consolidation in 2004, where the two largest service providers Telmore and CBB were acquired by TDC and Sonofon, respectively, and Orange Danmark was taken over by TeliaSonera. Earnings from operations were impacted by

Back to Contents

price competition, with many customers choosing to switch to cheaper Internet-based solutions, and the continued use of handset subsidies.

     At year-end 2004, TDC Mobile International had 2,464 full-time employee equivalents and 5.6m customers, with 2.1m in domestic operations, 2.6m in Talkline and 929,000 in Bité. Net revenues were DKK 15,105m in 2004.

     Subsidiaries
     TDC Mobile International has three main business units: the domestic operations, Talkline and Bité. TDC Mobile International also has ownership shares in the mobile companies One, Polkomtel and Telmore International

     TDC Mobil
     TDC Mobil’s business areas include: retail, including mobile telephony and sale of terminals, and wholesale activities. In 2004, net revenues from these areas were as follows: 51% from retail, of which 81% came from mobile telephony and 19% from terminals, 46% from wholesale, and revenues from other activities totaled 3%.

     The domestic mobile market is characterized by high penetration. Further growth must therefore be achieved by developing new services and products. However, we expect increased minute usage due to customer migration from landline to mobile telephony.

     The number of SMS text messages sent continues to rise. MMS and GPRS data traffic is also strongly increasing, supported by recently launched services such as “FLY”, which is a mobile phone portal offering information, services, entertainment and games.

     Telmore
     Telmore is a Danish service provider that offers primarily mobile telephony, mainly as web-based self-services, in which increasing customer interest was shown in 2004.

     At the beginning of 2004, TDC Mobile International acquired the remaining 80% of the shares in Telmore, making Telmore a wholly-owned subsidiary of TDC Mobile International.

     Telmore International
     In August 2004, TDC signed an exclusive license agreement with easyGroup, which allows us to use the easy brand when offering mobile telephony in up to 12 European countries. In November 2004, we announced that an agreement had been signed with a British mobile network operator T-Mobile. Telmore International was established and assumed ownership of a newly founded British company called easyMobile, which will offer mobile telephony in Great Britain under the easyMobile name following the Telmore concept, which offers cheap-rate mobile telephony with web-based subscriptions based on leased network capacity.

     Talkline (Germany)
     TDC Mobile International owns 100% of Talkline, a German service provider. At year-end 2004, the company had 2.6m mobile customers, up 23.9% from year-end 2003.

     Talkline operates in three business areas: mobile telephony, content services and Call by Call pre-fix telephony. An agreement for the divestment of Talkline Infodienste, which offers content services and Call by Call pre-fix telephony, was signed in December 2004. The divestment was effected at April 7, 2005. Net revenues in these two business areas totaled DKK 1,249m in 2004. Talkline operates as a service provider mainly through Internet-based customer service. At year-end, Talkline had more than 500,000 customers receiving electronic bills.

     In 2004, mobile business represented 84% of Talkline’s total net revenues.

Back to Contents

     Bité (Lithuania)
     Bité is a Lithuanian mobile operator that is 100% owned by TDC Mobile International. Bité’s revenues are generated primarily by mobile telephony. The company also offers a wide range of mobile content and data services for business customers. In addition, Bité is the first mobile operator in Lithuania to offer wholesale to service providers.

     Throughout 2004, the Lithuanian market experienced growth, and penetration has been estimated at 98.8% at year-end 2004 compared with 61.6% in 2003. This increase stemmed mainly from fierce competition between the country’s three mobile operators, resulting in falling retail prices. In 2004, Bité’s customer base increased 75.0% to 929,000 customers.

     Polkomtel (Poland)
     TDC Mobile International holds a 19.6% stake in Polkomtel, a Polish mobile operator that topped seven million customers in 2004 and maintained its one-third share of the mobile market. Polkomtel has successfully maintained its leading position in the business customer segment.

     One (Austria)
     TDC Mobile International owns 15% of One, the third-largest mobile operator in Austria. Mobile phone penetration is 89.4% and the Austrians are also among the highest spenders in Europe in terms of mobile telecommunications. In 2004, One’s customer base increased 6.0% to 1.9m customers. In October 2004, One began offering UMTS services, which cover downloading of music files, video telephony etc.

      Polkomtel and One are recognized in TDC’s Financial Statements using the equity method.

     In March 2004, we signed a collaboration agreement with Qatar Telecom. And in June 2004, the two companies, together with a number of local investors, won a GSM mobile telephony license in Oman. A new mobile company, Nawras Telecom, was subsequently created with Qatar Telecom as main shareholder. We indirectly own 15% of the shares.

TDC Switzerland

     TDC Switzerland’s activities cover mobile and landline telephony and Internet services.

     TDC Switzerland has maintained its position as the second-largest telecommunications provider in the Swiss market, which is characterized by fierce competition and a falling penetration growth rate.

     At year-end 2004, TDC Switzerland had 2,307 full-time employee equivalents and 2.2m customers. Net revenues were DKK 9,692m in 2004.

     Mobile telephony
     Mobile telephony represents the major share of net revenues in TDC Switzerland and totaled DKK 5,795m in 2004, up DKK 326m or 6.0%. The number of mobile subscriptions at year-end 2004 was 1.2m, an increase of 7.4%, impacted by mandatory registration of pre-paid customers required by Swiss legislation. Non-registered customers have been eliminated from the customer base.

     Mobile telephony comprised 60% of total net revenues compared with 58% in 2003.

     TDC Switzerland has fulfilled all UMTS license requirements by year-end 2004.

     Landline telephony
     Net revenues from landline telephony totaled DKK 3,138m in 2004, down 5.0% compared with 2003.

     Landline telephony comprised 32% of total net revenues compared with 35% in 2003.

Back to Contents

     The fall in landline telephony in 2004 related primarily to migration from landline to mobile telephony combined with fierce competition in the Swiss market.

     In 2004, TDC Switzerland added a new 'sunrise family' product to its range – the first of its kind on the Swiss market. The product combines the total consumption of landline and mobile telephony in one bill – with attractive discounts.

     Internet services
     In 2004, the Internet services business area contributed 8% of net revenues in TDC Switzerland compared with 7% in 2003. The majority of the increase was driven by increasing xDSL activities partly offset by fewer dial-up customers.

TDC Cable TV

     TDC Cable TV installs and operates cable-TV network lines, which provide TV signals for approximately 38% of Danish households. Most of the cable-TV network has broadband Internet access. Approximately 7% of Danish households had Internet access as cable-modem customers at year-end 2004.

     TDC Cable TV continued its high growth in revenues and earnings of recent years. At year-end 2004, the number of cable-TV customers totaled 982,000, up 6.3%, and the number of customers with Internet access rose 59.0% to 186,000. In 2004, net revenues totaled DKK 1,766m, a growth of 15.9%.

     Business areas
     TDC Cable TV’s core business area is analog TV, which we offer in three standard packages (basic, medium and full-range) both to individual customers and antenna and housing associations. In 2005, we will begin to migrate the analogue TV packages toward digital packages. TDC Cable TV already offers digital TV via Selector.

     The share of cable-modem customers will be more important in future business, which will target both individual customers and associations. In 2005, TDC Cable TV plans to launch a new IP telephony product, voice over IP (VoIP), which allows telephony over the cable-TV network. With the introduction of IP telephony in 2005, TDC Cable TV will be able to offer its customers Triple Play solutions containing TV, Internet and telephony from just one provider.

     In addition to TDC Cable TV, Installations includes two fully-owned subsidiaries, Dansk Kabel TV and Connect Partner. Dansk Kabel TV is a leading provider of communal aerial and cable-TV installations. In May 2004, TDC Cable TV acquired Connect Partner, an installation company specializing in complete solutions within data and telecoms networks.

TDC Directories

     TDC Directories publishes printed, electronic and Internet-based products that are sold in Denmark, Sweden and Finland, with 105 printed directories in Denmark and 412 in Sweden. Its main Internet sites are www.dgs.dk, www.lokaldelen.se and www.företagsfakta.se.

     At year-end 2004, TDC Directories had 1,074 full-time employee equivalents. Net revenues were of DKK 1,436m in 2004.

    Printed media
     The majority of TDC Directories’ revenues are still generated by printed directories.

Back to Contents

     TDC Directories is the market leader in Denmark and maintained its position in 2004. Revenues from printed directories in Denmark declined slightly in step with continued competition and the shift from printed directories to Internet-based products.

     Internet media
     Our primary Internet site is www.dgs.dk, which has maintained its large share of Internet advertising.

     The online market will be our prime growth area in 2005, and TDC Directories will strive for a strong position within electronic media by continuously developing its websites. Besides printed and Internet products, TDC Directories will focus on telephony and mobile-based information services.

     Subsidiaries
     In addition to its domestic operations, TDC Directories has two fully-owned international subsidiaries, TDC Förlag AB in Sweden and TDC Hakemistot OY in Finland.

     In 2004, TDC Förlag AB, which owns www.lokaldelen.se, entered into a collaboration agreement with www.spray.se, which is one of the leading Swedish Internet search engines.

TDC Services

     The primary activities of TDC Services are to provide billing, logistics, procurement, facility management, wage administration, risk management, security, and information technology services for our other business units.

Other activities

     In the beginning of 2004, TDC had a 15.9% stake in Belgacom through the ADSB consortium, which owned 50% of Belgacom, less one share. On March 25, 2004, Belgacom had an initial public offering (IPO) at an offer price of EUR 24.50 per share. In connection with the IPO, Belgacom purchased back all of its shares from its ADSB investors, at the IPO offer. Consequently, TDC received DKK 10.9 billion from the disposition in 2004 of its indirect investment in Belgacom, with a corresponding gain of DKK 5.5 billion.

Regulatory Environment

     Denmark's comprehensive regulatory regime governing its telecommunications sector requires us to deliver a broad range of products to the retail and wholesale markets, and subjects us to price regulation. With respect to landline telephony, we are subject mainly to specific regulation of retail and wholesale pricing, as well as specific requirements for accounting separation and reporting. In mobile telephony, we are also subject to specific financial reporting requirements regarding accounting separation and reporting.

     The Danish National IT and Telecom Agency has determined that our retail prices on landline subscriptions and landline call set-up charges must remain at their current nominal level. Consequently, any increase in the cost of providing these services could dilute our earnings. The larger part of our retail offerings of leased lines must comply with a rule of cost orientation, i.e. we are required to calibrate leased-line prices once a year in order to ensure that they exactly match the corresponding cost plus a mark-up set by the regulatory authorities.

     On the wholesale market, the majority of our prices are regulated. Until 2002, interconnection prices were regulated mainly on the basis of historical cost analyses and best-practice benchmarking against corresponding international prices. Since January 1, 2003, prices of switched interconnection traffic, interconnection capacity, shared access and unbundled access to the local loop (also known as raw copper) as well as related co-location have been based on the results of the Long Run Average Incremental Cost model (or LRAIC). These changes in the regulatory regime brought significant market price reductions for our services at January 1, 2003. For 2004 and 2005, a review and update of the model has

Back to Contents

resulted in minor price adjustments. The LRAIC model is expected to be thoroughly updated by January 1, 2006. It is uncertain how updating the model will impact our interconnection prices.

     In March 2002, the EU passed a number of directives on the regulation of the telecommunications market that were subsequently implemented into Danish law in 2003. In accordance with this legislation, the Danish National IT and Telecom Agency has performed market analyses on a number of specifically defined submarkets with respect to landline telephony, mobile telephony, leased lines, unbundled access, broadband and television and radio transmission. The agency will use these market analyses as the basis for deciding whether a particular sub-market is subject to competition imperfections. If imperfections are identified, the agency will designate one or more operators as having significant market power in the relevant sub-market, and will then decide which regulative measures are appropriate to eliminate the imperfections. Such measures include the acceptance of a reasonable request for interconnection, non-discrimination, reference offers, transparency, accounting separation, price controls and cost accounting obligations.

     We have been deemed to have a strong market position in almost all the specifically defined submarkets where market analyses are being or have been carried out and where the Danish National IT and Telecom Agency has concluded that there is no real competition. However, regarding the markets for domestic traffic for business customers and for mobile access, the agency has concluded that real competition does exist and the existing regulation of TDC Mobil in this market will be repealed, including TDC Mobil’s obligations concerning resale and national roaming. We expect this development to be revenue neutral.

     We are already subject to regulation, including price regulation, in the landline markets and it is unclear whether the regulation, including price regulation, will be changed as a result of the market analyses. The mobile markets, on the other hand, are not currently covered by price regulation. If the market for termination of mobile calls in individual networks and the domestic market for international roaming become subject to price regulation in the future, such regulation may have a negative impact on TDC Mobil’s revenues and earnings.

     Until market analyses of the relevant submarkets have been completed and the Danish National IT and Telecom Agency has decided whether to adopt new regulative measures or revoke former measures, the current regulation will be maintained in each relevant sub-market. Decisions for all the markets, except the market for television and radio transmission, are expected during the first half of 2005.

     Almost half of our 2004 net revenues are related to operations outside Denmark including operations in a number of emerging markets. Our international operations may be affected by a lack of foreign liberalization in the telecommunications sector and political, economic and legal developments in these foreign countries.

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

Back to Contents

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

     The total area of our properties comprises 1371,007 square meters. As of December 31, 2004 and December 31, 2003, based on the relative distribution of square meters owned and leased, approximately 45% of our properties were owned by us and approximately 55% were leased. As of December 31, 2004, telecommunication installations represented 84% of our total property, plant and equipment, and other installations represented 6%, of our total property, plant and equipment.

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

Legal Proceedings

     The TDC Group is awaiting the outcome of certain cases brought by TDC against other telecommunications companies. A potential favourable outcome for TDC of one or more of these cases could result in substantial income.

     The TDC Group is a party to certain pending lawsuits and cases pending with public authorities and complaint boards. Based on a legal assessment of the possible outcome of each of these lawsuits and cases, Management is of the opinion that these will have no significant adverse effect on the TDC Group's financial position.

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

     Certain accounting policies have been changed with effect from January 1, 2004. The impacts of these changes are reflected in our 2004 results, and we have restated amounts from prior years for comparative purposes. A detailed discussion of the changes and the related impacts is included in "Discussion of Accounting Policies - Changed Accounting Policies" below.

Overview of Group Results

     TDC A/S is a holding company operating in the communications services industry, with subsidiaries and affiliates in Denmark and 12 other European countries. Currently, we conduct our operations through six business lines: TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV, TDC Directories and TDC Services. A description of each business line is included in a separate discussion of their results as well as in Item 4 above.

     In 2004 we continued to generate positive results as a consequence of sustained stringent cost control in the domestic operations, including the effect of our redundancy program, and by our successful xDSL sales and strong growth in our domestic mobile business. Additionally TDC Cable TV increased its customer base and earnings, while TDC Switzerland continued its positive development in earnings, which stemmed from reduced costs and a higher activity level in the Swiss mobile market. The positive developments in our business were achieved despite fierce competition, price decreases in the domestic mobile market and a general decline in traditional landline telephony.

The financial results for the group are summarized in the table below.

Back to Contents

				Percent Change

DKK M				2003 vs.	2004 vs.
	2002	2003	2004	2002	2003

Net revenues	42,011	41,413	43,570	(1.4)	5.2
Work performed for own purposes and capitalized	1,465	1,291	1,225	(11,9)	(5.1)
Other operating income	344	525	6,683	52,6	-

Total revenues	43,820	43,229	51,478	(1.3)	19.1

Operating expenses	32,725	32,120	33,221	(1.8)	3.4
Depreciation, amortization and write-downs	8,030	7,963	8,193	(0.8)	2.9

Total operating expenses	40,755	40,086	41,414	(1.6)	3.3

Operating Income	3,065	3,143	10,064	2.5	-

Income before tax from investments	1,088	818	749	(24,8)	(8.4)
Fair value adjustments	2,687	579	178	-	-
Interest and other financial income, net	2,345	2,711	2,539	15,6	(6.3)

Interest and other financial expense, net	(3,395)	(3,869)	(3,439)	(14.0)	(11.1)

Net financials	2,725	239	27	-	-

Income before income taxes	5,790	3,382	10,091	(41.5)	-
Total income taxes	(1,559)	(1,629)	(1,351)	(4.5)	17.1
Minority interests' share of net income	227	(8)	2	-	-

Net income	4,458	1,745	8,742	-	-

TDC Group

     Results for each of the years shown above include the impacts of certain one-time items that are not necessarily reflective of the underlying operations, as discussed below. In addition, the line titled "Fair Value Adjustments" includes the impacts of adjusting minority passive investments and other financial assets to fair value in accordance with Danish GAAP, which differs in some respects from the treatment of such items under US GAAP. See note 30 to our consolidated financial statements for a reconciliation of net income under Danish GAAP to US GAAP.

      The specific one-time items that have impacted our results in each of the three years shown above are as follows:

2004

     Restructuring costs in 2004 amounted to DKK (615) million before tax and related primarily to the decision in 2004 to carry out a second phase of the redundancy programs in the domestic operations. The restructuring costs are shown as wages, salaries and pension costs and included under operating expenses. For further explanation, see below under "Restructuring effects - Redundancy program in domestic business".

     Profit before tax on divestment of major enterprises amounted to DKK 6,440 million and included DKK 5,472 million profit from the divestment of Belgacom and a profit of DKK 968 million from the divestment of Dan Net. These gains are shown as other operating income and included in total revenues.

     The total net income impact of one-time items after tax and minority interests was DKK 6,190 million in 2004.

Back to Contents

2003

     We recorded impairment losses totalling DKK (220) million before tax and DKK (164) million after tax related primarily to TDC Norge as well as the closure of TDC Directories' non-profitable Norwegian subsidiary (Storbyguiden). We recorded these charges as a component of depreciation, amortization and write-downs. The impairment related to TDC Norge resulted from unexpected negative developments, which indicated that previous assumptions used in the valuation of this investment were no longer valid. Following a thorough review of operations and future prospect for this investment, our estimate of the enterprise value was adjusted downward to reflect reduced cash flow expectations and lower terminal growth rates. Cost of capital assumptions were also adjusted as necessary to reflect increased risks associated with the ongoing investment.

     Restructuring costs for the TDC Group amounted to DKK (1,670) million before tax and DKK (1,180) million after tax and related primarily to costs regarding transfer of Belgacom's pension liabilities to the Belgian state which amounted to DKK (951) million before tax , recorded as Income from investments (DKK (678) million after tax). Reversals of unused restructuring provisions in Talkline amounted to DKK 152 million before tax and DKK 106 million after tax in 2003. See below under "Talkline Restructuring" for further discussion of the Talkline restructuring in 2001. Impacts from these reversals are shown as operating expense. In June 2003 we decided to reduce TDC's Danish workforce by 1,180 employees across the domestic business lines. The total costs associated with this headcount reduction were DKK (857) million before tax and (600) million after tax. See below under "Restructuring effects - Redundancy programs in domestic business".

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

2002

     We recorded impairment losses totalling DKK 688 million before and after tax related to investments in TDC Norge A/S (Norway) and TDC Internet Polska S.A. (Poland). We recorded these charges as a component of depreciation, amortization and write-downs. Furthermore, we recorded impairment losses of DKK 388 million before and after tax related to investments in Contactel S.A. (Czech Republic). We recorded these charges as Income from investments. The impairments resulted from events occurring in 2002, primarily related to operating environments and market developments, which indicated that previous assumptions used in the valuation of these investments were no longer valid. Following a thorough review of operations and future prospects for each of these investments, our estimates of enterprise value were adjusted downward to reflect reduced cash flow expectations and lower terminal growth rates. Cost of capital assumptions were also adjusted as necessary to reflect increased risks associated with the ongoing investments.

     The net impact of restructuring programs was a charge of DKK 556 million before tax and DKK 359 million after tax in 2002. These amounts consist of our pro rata share of a restructuring program at Belgacom of DKK 925 million before tax, recorded as Income from investments (DKK 610 million after tax), offset by reversals of unused restructuring provisions, primarily at Talkline, DKK 369 million before tax and DKK 251 million after tax. See below under "Talkline Restructuring" for further discussion of the Talkline restructuring in 2001.

     Offsetting these negative items, we realized gains of DKK 489 million before and after tax resulting primarily from asset sales by Belgacom during 2002. In February 2002, Belgacom sold a portion of its interest in Ben, a mobile operator in the Netherlands, resulting in a tax-free gain of DKK 343 million for TDC. We also realized a tax-free gain of DKK 123 million related to Belgacom's sale of Belgacom France in 2002. These gains are shown as income from investments.

Back to Contents

     The total net income impact of one-time items after tax and minority interests was DKK (859) million in 2002.

Restructuring effects

Redundancy programs in domestic business

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

     In January 2004, we decided to implement a second phase of our redundancy programs. The costs related to these redundancies totalled DKK (643) million before tax and DKK (450) million after tax. In total, 1,558 employees have now left the Group during 2003 and 2004 in connection with these domestic redundancy programs.

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

Employee stock ownership program

     On November 4, 2003 TDC decided to offer shares in TDC A/S to employees in the TDC Group, employed by Danish companies in which TDC has a share ownership greater than 50%. Approximately 15,500 employees were each offered up to 90 shares at a price of DKK 100 per share. The shares will be held in custody for five calendar years. Employees could purchase TDC A/S shares, up until December 2, 2003. 12,509 employees accepted the offer and bought approximately 1,090,370 shares. The shares were bought by TDC on behalf of its employees in the market and the associated expense was recorded as a one-time expense in the business lines, but was eliminated on group level where the expense was recorded against shareholder equity.

Share option program for employees in foreign subsidiaries

     In November 2004, employees in 100% owned foreign subsidiaries were granted options, which give the right to purchase 90 shares in TDC A/S at an exercise price of DKK 78 per share. Employees in the US were offered options that gave them the right to purchase 113 shares in TDC A/S at an exercise price of DKK 108 per share.

     The options vest five years after the granting, provided the employee has been continuously employed in an eliglible subsidiary. In total 3,095 employees were granted 278,711 options with a total fair value of DKK 27 million. The calculations of fair values have been based on the Black-Scholes option-pricing model. The following assumptions have been used for the calculations: a dividend per share of DKK 12.50, a volatility of 28%, a risk-free interest rate of 3.3% and remaining option lives of 5 years.

Talkline Restructuring

     During 2001 we commenced an investigation of Talkline’s strategic options and in October 2001 we committed to a plan to restructure Talkline’s operations. The result of our investigations was a decision to terminate Talkline’s landline

Back to Contents

and Internet activities and to divest its Dutch mobile activities through a sale to a third party. The closure of the landline and Internet activities was conducted primarily through abandonment, and all financial issues related to the exit plan were substantially completed during 2003. Its German mobile and InfoDienste activities continue to operate.

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

     During 2002, approximately DKK 315 million was charged against the Talkline restructuring liability, and 228 employees were terminated under the provisions of the plan. As of December 31, 2002, approximately DKK 238 million of the restructuring liability remained. The Talkline restructuring was designed to eliminate under-performing parts of the business, resulting in improved operating margins.

     During 2003, management of TDC Mobile International determined that a portion of the originally anticipated restructuring costs would not be incurred, due primarily to avoided costs in relation to termination of contracts with agents, dealers and customers. Reversals of unused restructuring provisions in 2003 in Talkline amounted to DKK 152 million before tax and DKK 106 million after tax. Further, during 2003 DKK 18 million was charged against the Talkline restructuring liability. As of December 31, 2003 and 2004, approximately DKK 68 million and DKK 31 million of the restructuring liability remained.

Disposal of Belgacom

      In the beginning of 2004, TDC had a 15.9% stake in Belgacom through the ADSB consortium, which owned 50% of Belgacom less one share. On March 25, 2004, Belgacom had an initial public offering (IPO) at an offer price of EUR 24.50 per share. In connection with the IPO, Belgacom purchased back all of its shares from its ADSB investors, at the IPO offer price. Consequently, TDC received DKK 10.9 billion from the disposition in 2004 of its indirect investment in Belgacom with a corresponding gain of DKK 5.5 billion.

Results of Group Operations

     Following is a discussion of the consolidated results of TDC Group on an as-reported basis without adjusting for the one-time items discussed above. In addition, the developments in 2002, 2003 and 2004 were impacted by certain major changes in activities and ownership shares. Effective April 1, 2003, we changed from gross to net accounting of content settlement with respect to Talkline Infodienste as a consequence of transferring the debtor risk to the content providers.

     In January 2004, we agreed with Telmore’s shareholders to buy the remaining 80% stake in the company. TDC Mobile International now owns 100% of Telmore. In August 2004, we sold Dan Net, which operates with data clearing for mobile and landline operators, electronic data interchange and e-commerce solutions, also in September, we announced our acquisition offer to the owners of shares and convertible bonds in Song Networks Holding AB, and at the beginning of November we could announce that the offer had been accepted.

Back to Contents

Net Revenues

     Our net revenues amounted to DKK 43,570 million in 2004, up DKK 2,157 million or 5.2% compared with 2003. This growth stemmed mainly from our mobile businesses in Denmark, Germany and Switzerland, our domestic broadband and cable-TV businesses, increased revenues in Talkline Infodienste and the inclusion of TDC Song from November 2004. This positive increase was partly offset by lower revenues from traditional landline telephony caused by the migration toward mobile telephony and private IP-based networks, as well as lower volumes of transit traffic.

     In 2003 net revenues declined by 1.4% to DKK 41,413 million. The decrease was due primarily to lower revenues from our Talkline subsidiary due to the change from gross to net accounting of content settlement in Talkline Infodienste as of April 1, 2003 as a consequence of transferring the debtor risk to the content providers. Traditional landline services also contributed to the decrease, due to the migration toward mobile telephony and private IP-based networks and regulator-required price reductions. In addition, volume reductions in selected low margin areas in TDC Solutions (such as transit traffic) and Talkline Infodienste resulted in decreased net revenues. These decreases were partly offset by higher net revenues in the mobile businesses in Denmark, Germany and Switzerland as well as the Danish ADSL and cable TV business areas.

Total Revenues

     Total revenues consist of net revenues, work performed for own purposes and capitalized, and other operating income. Changes in total revenues in 2004, aside from the net revenue changes discussed above, resulted primarily from an increase in other operating income of DKK 6,158 million stemming primarily from sale of Belgacom DKK 5,472 million and sale of Dan Net DKK 968 million. This was partly offset by declined activity level in work performed for own purposes and capitalized in 2004. Changes in total revenues in 2003, aside from the net revenue changes discussed above, resulted primarily from decreased level in work performed for own purposes and capitalized partly offset by an increase in other operating income DKK 181 million to DKK 525 million.

Operating Expenses

     Our operating expenses are composed of transmission costs, raw materials and supplies; other external charges; and wages, salaries and pension costs. Operating expenses increased from DKK 32,120 million in 2003 to DKK 33,221 million in 2004, primarily due to higher transmission costs in TDC Mobil and Talkline as a result of increased voice and SMS traffic. A modest increase resulted from higher transmission costs in TDC Solutions. Other external charges increased from DKK 8,019 million in 2003 to DKK 8,208 million in 2004. The increase stemmed largely from higher marketing and customer-acquisition costs in TDC Mobil and Talkline and the inclusion of TDC Song from November 2004, partly offset by stringent cost control in the domestic operations. Wages, salaries and pension costs decreased in 2004, from DKK 9,055 million in 2003 to DKK 8,637 million in 2004. The decrease reflected primarily a decline in the number of average full-time employee equivalents, more than offsetting increased costs due to the second phase of the redundancy programs in the domestic operations.

     Operating expenses declined from DKK 32,725 million in 2002 to DKK 32,120 million in 2003. Much of the decrease resulted from a change from gross to net accounting of content settlement with respect to Talkline Infodienste in April, 2003, as well as lower transmission costs in Talkline Infodienste and in TDC Solutions resulting from lower transit traffic volumes. Other external charges also decreased, stemming largely from streamlining of operations at TDC Switzerland and at TDC Solutions, stringent costs controls, as well as the restructuring of Talkline. These decreases were partially offset by the impact of the following one-time items: the domestic redundancy programme, and the higher costs associated with the purchase of handsets and higher transmission costs from increased voice and SMS traffic volumes.

Depreciation, Amortization and Write-downs

     Depreciation, amortization and write-downs rose DKK 230 million or 2.9% to DKK 8,193 million in 2004. The figure was impacted by impairment charges as discussed above. Adjusted for one-time items, depreciation, amortization and write-downs increased by DKK 450 million in 2004. This increase related primarily to reassessment of assets useful

Back to Contents

lives in TDC Solutions, and increased depreciation and amortization in connection with the inclusion of Telmore from February 2004, and TDC Song from November 2004.

     In 2003, depreciation, amortization and write-downs decreased 67m or 0.8% to DKK 7,963 million compared with DKK 8,030 million in 2002. The figures for both years were impacted by impairment charges as discussed above. Adjusted for one-time items, depreciation, amortization and write-downs increased by DKK 401 million in 2003. The increase stemmed mainly from reassessment of assets' useful lives and change in asset mix toward assets with shorter lifetimes in TDC Solutions, combined with the impact of higher amortization of goodwill and other intangible assets in TDC

Switzerland following the acquisition of the remaining shares in TDC Switzerland at the end of February 2003. These increases were partly offset by a lower asset base on IT equipment mainly due to expiration of useful lives on software.

Income from Investments

     Income from investments consists of our share of income before tax from investments accounted for using the equity method. Income before income taxes from associated enterprises totaled DKK 749 million in 2004 compared with DKK 818 million in 2003 and DKK 1,088 million in 2002.

     Adjusted for one-time items recorded by the associated enterprises, income before income taxes from associated enterprises decreased DKK 1,020 million in 2004 compared with 2003, reflecting primarily the divestment of Belgacom. Adjusted for one-time items, income before income taxes from associated enterprises decreased DKK 156 million in 2003 compared with 2002, reflecting primarily a decrease in income in Belgacom (DKK 173 million) and Polkomtel (DKK 36 million) which is partly offset by increase in One (DKK 49 million).

Fair Value Adjustments

     In accordance with the requirements of the Danish Financial Statements Act, we record income (or loss) related to changes in the fair value of minority passive investments and other financial assets. Minority passive investments consist of investments in equity securities of a company where we do not have significant influence over its management.

     In 2004, fair value adjustments amounted to income of DKK 178 million which mainly related to a gain on sale of a financial asset.

     In 2003, fair value adjustments amounted to income of DKK 579 million, of which fair value adjustments of minority passive investments were DKK 412 million and related primarily to the sale of the Ukrainian mobile company UMC. The remaining amount of DKK 167 million was primarily related to fair value adjustments of derivatives, as a result of the decrease in medium and long term interest rates.

     In 2002, fair value adjustments aggregated an income of DKK 2,687 million, comprising fair value adjustments of minority passive investments of DKK 2,573 million related primarily to the sale of shares in the Dutch mobile company Ben and other fair value adjustments of DKK 114 million.

Back to Contents

Interest and Other Financial Expenses, Net

     Interest and other financial income amounted to DKK 2,539 million in 2004, a decrease of DKK 172 million compared with DKK 2,711 million in 2003. Interest and other financial income increased DKK 366 million in 2003 from DKK 2,345 million in 2002.

     Interest and other financial expenses totaled DKK (3,439) million in 2004, down DKK 430 million compared with DKK (3,869) million in 2003. Interest and other financial expenses increased DKK 474 million in 2003 from DKK (3,395) million in 2002.

     Interest and other financial expenses, net, amounted to DKK (900) million in 2004, a decrease of DKK 258 million, compared with DKK (1,158) million in 2003. This development reflected mainly lower average net interest-bearing debt, due mainly to proceeds from the sale of our shares in Belgacom. Interest and other financial expenses increased by DKK 108 million to DKK (1,158) million in 2003. The increase reflected a combination of lower average net interest bearing debt and higher average interest rates.

     Average net debt decreased in 2004 to DKK 18,649 million from DKK 31,630 million in 2003 and DKK 29,393 million in 2002. The decrease was primarily impacted by the divestment of Belgacom, partly offset by acquisition of treasury shares, TDC Song, NetDesign, and the remaining stake in Telmore.

Income Taxes

     Total income taxes decreased to DKK 1,351 million in 2004 from DKK 1,629 million and our effective tax rate was 13.4% in 2004 compared with 48.2% in 2003. The decrease in the effective tax rate mainly related to the tax free divestment of Belgacom and Dan Net in 2004. Furthermore, the reduction in our effective tax rate was related to the negative impact of a limitation of the tax deductibility of goodwill amortization as a result of amendments to Danish tax law in 2003.

     Our effective tax rate increased significantly in 2003, to 48.2% from 26.9% in 2002. The increase was related mainly to the tax free divestment of Ben in 2002, higher goodwill amortization in 2003 related to TDC Switzerland (non-deductible for tax purposes). Furthermore, the increase in our effective tax rate was related to the negative impact of a limitation the tax deductibility of goodwill amortization as a result of amendments in Danish tax law in 2003.

Minority Interests

     In 2004, minority interests’ share of net income amounted to an income of DKK 2 million compared with an loss of DKK 8 million in 2003 and an income of DKK 227 million in 2002. The change from 2002 to 2003 was related mainly to changes in ownership shares in TDC Norge, TDC Internet Polska and TDC Switzerland

Results of Operations by Business Line

     Following our strategic realignment in November 2000, and the decision to merge TDC Tele Danmark and TDC Internet in January 2003 to form TDC Solutions, we have separated our operations into distinct lines of business focusing on specific products, services and customers. Each business line generates discrete financial results for performance measurement purposes. We had six business lines since 2003, consisting of TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Directories, TDC Cable TV and TDC Services. With the exception of TDC Services, each of the business lines is discussed separately below. Results of TDC Services are discussed together with TDC A/S (parent company) expenses, and intercompany eliminations.

Back to Contents

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

TDC Solutions

     TDC Solutions provides a full range of communications services for customers in Denmark, including telephony services, broadband solutions, advanced security and hosting services, data communications services, terminal sales and leased lines. In addition, TDC Solutions offers a more limited range of products and services to customers in Norway, Sweden and the Czech Republic. The table below sets forth results for TDC Solutions.

TDC Solutions

				Percent Change

DKK M				2003 vs.	2004 vs.
	2002	2003	2004	2002	2003

Revenues
Landline telephony	10,934	10,087	9,643	(7.7)	(4.4)
Retail	8,028	7,604	7,453	(5.3)	(2.0)
Subscription fees	4,044	3,828	3,659	(5.3)	(4.4)
Voice traffic	3,983	3,776	3,794	(5.2)	(0.5)
Wholesale	2,906	2,483	2,190	(14.6)	(11.8)
Transit traffic	1,211	1,011	704	(16.5)	(30.4)
Other	1,695	1,472	1,486	(13.2)	1.0
Leased lines	1,569	1,234	1,117	(21.4)	(9.5)
Data communication and Internet services	2,614	3,257	3,840	24.6	17.9
Terminal equipment	2,684	2,425	2,578	(9.6)	6.3
Other	1,592	1,582	1,412	(0.6)	(10.7)

Total net revenues	19,393	18,585	18,590	(4.2)	0.0
Other revenues	1,549	1,345	1,284	(13.2)	(4.5)

Total revenues	20,942	19,930	19,874	(4.8)	(0.3)
Operating expenses
Transmission costs, raw materials and supplies	5,653	5,454	5,576	(3.5)	2.2
Other external charges	4,620	4,151	4,101	(10.2)	(1.2)
Wages, salaries and pension costs	4,895	4,611	4,303	(5.8)	(6.7)
Depreciation, amortization and write-downs	3,079	3,401	3,608	10.5	6.1

Total operating expenses	18,247	17,617	17,588	(3.5)	(0.2)

Operating income	2,695	2,313	2,286	(14,2)	(1.2)
Operating margin	12,9%	11,6%	11,5%

     The results shown in the table above exclude certain one-time items that do not necessarily reflect the underlying fundamentals of the business. If these items had been included in the results above, operating income would have been increased by 506 million in 2004, reduced by DKK 857 million in 2003, and reduced by DKK 688 million in 2002. The amount for 2004 consists of (i) gain regarding sale of Dan Net A/S (DKK 968 million) partly offset by (ii) the impact from the redundancy program (DKK (462) million). The amount for 2003 consists of (i) the impact from the redundancy program (DKK (525) million) (ii) loss on sale of TDC Internet Polska (DKK (62) million) (iii) impairment of fixed assets in TDC Norge (DKK (186) million), and (iv) impact from the employee stock ownership program (DKK (84) million). The amount for 2002 consists of (i) an impairment of goodwill related to TDC Norge (DKK (352) million), and (ii) impairment losses related to TDC Internet Polska (DKK (336) million).

Back to Contents

Net Revenues

     In 2004, TDC Solutions’ net revenues totalled DKK 18,590 million, which is in line with 2003. Net revenues from data communications and Internet services increased, impacted by the inclusion of TDC Song from November 2004. This increase was partly offset by the decline in traditional landline telephony stemming from migration from traditional landline telephony to mobile telephony and private IP-based networks. In addition, net revenues were negatively impacted by lower international transit traffic and declining revenues from leased lines, due to migration toward private IP-based networks. In 2003 net revenues decreased DKK 808 million or 4.2% from DKK 19,393 million in 2002. The landline voice market in Denmark is one of the most open and competitive in Europe. Retail price cap regulations require us to reduce landline voice prices in real terms each year, and attractive wholesale interconnection rates have stimulated competition from alternative providers. In addition, traditional landline services, both domestic and international, are under pressure due to a migration toward mobile telephony and private IP-based networks.

     Net revenues from landline telephony, retail decreased DKK 151 million or 2.0% to DKK 7,453 million in 2004, and DKK 424 million or 5.3% in 2003 from 8,028 million in 2002. This net revenue category consists primarily of retail voice traffic and subscription fees. Net revenues from subscriptions decreased DKK 169 million or 4.4% to DKK 3,659 million in 2004, and DKK 216 million or 5.3% to DKK 3,828 million in 2003. The declines were driven mainly by a fall in the number of domestic customers reflecting the migration from traditional landline telephony to mobile telephony and private IP-based networks as well as increased competition between landline operators. Net revenues from landline traffic amounted to DKK 3,794 million in 2004, up DKK 18 million or 0.5% and reflected primarily the inclusion of TDC Song from November 2004. To this should be added increased revenues from convergence products and the full consolidation of Contactel in the second half of 2003 following an increased ownership share. This increase was partly offset by reduced net revenues from traditional landline traffic in the domestic operations. In 2003 landline traffic decreased DKK 207 million or 5.2% from DKK 3,983 million in 2002. This decrease was driven by a declining customer base and fewer minutes sold. Regulator-required price reductions of 1.6% in 2003 (traffic and subscription on average) also contributed to the revenue decrease.

     Net revenues from landline telephony, wholesale decreased DKK 293 million or 11.8% to DKK 2,190 million in 2004 and DKK 423 million or 14.6% to DKK 2,483 million in 2003. This revenue category consists primarily of domestic and international wholesale traffic as well as domestic service provider revenues. In 2004 net revenues from transit traffic decreased DKK 307 million or 30.4%, driven primarily by lower international transit traffic revenues due to lower prices and a fall in traffic minutes of approximately 22.6%. In 2003 net revenue from transit traffic decreased DKK 200 million or 16.5% to DKK 1,011 million driven by lower international transit traffic revenues due to lower prices. Furthermore, other wholesale revenues decreased DKK 223 million or 13.2% to DKK 1,472 million due mainly to interconnect revenues decreasing DKK 198 million or 27.4% as a result of a 6.4% decline in national interconnect volumes and a number of regulator-required price reductions of up to 60% following the implementation of LRAIC model from January 1, 2003.

     Net revenues from data communications and Internet services rose DKK 583 million or 17.9% to DKK 3,840 million in 2004 and DKK 643 million or 24.6% to DKK 3,257 million in 2003. This revenue category includes primarily xDSL, dial-up and IP services as well as Internet activities. The growth in 2004 was generated primarily by increased xDSL sales, driven by migration from dial-up to xDSL. The domestic xDSL customer base grew 37.3% to 556,000 customers at year-end 2004. The growth was also impacted by the inclusion of TDC Song from November 2004, and by the full consolidation of Contactel in the second half of 2003 following an increased ownership share, partly offset by declining net revenues from dial-up customers and the impact of the divestment of Dan Net in August 2004. In 2003 the growth was generated primarily by an increase in xDSL revenues. The domestic xDSL customer base grew 60.1% to 405,000 customers at year-end 2003.

Back to Contents

     Net revenues from terminal equipment etc. amounted to DKK 2,578 million, up DKK 153 million or 6.3% compared with 2003. Net revenues from terminal equipment fell 9.6% in 2003 to DKK 2,425 million. This revenue category includes primarily sales and installation of hardware ranging from handsets to large switchboards, and service agreements with domestic and international business customers. The increase in 2004 stemmed primarily from higher terminal sales in the domestic operations and the impact of the inclusion of NetDesign from December 2004, partly offset by lower terminal sales in the Nordic subsidiaries, TDC Norge and TDC Internordia. The decrease in 2003 stemmed primarily from Danish operations as a result of a declining market growth.

     Net revenues from leased lines, including domestic and international leased-line services, aggregated DKK 1,117 million in 2004, a fall of DKK 117 million or 9.5%, following a fall of DKK 335 million or 21.4% in 2003. The decrease in 2004 stemmed primarily from a decrease in domestic leased lines that was impacted by migration toward private IP-based networks as well as fewer subscription fees following a 7% price reduction. The decline was further impacted by lower revenues from servicing of companies with private data lines. The declining revenue level in 2003 stemmed primarily from a decrease in the number of domestic leased lines that was due to migration primarily toward xDSL as well as an 8% regulator-required price reduction imposed in August, 2002.

     Net revenues from other services (mobile telephony and operator services) amounted to DKK 1,412 million, down DKK 170 million or 10.7% compared with 2003, and related largely to the impact from the divestment of Dan Net as at August 1, 2004. In 2003, net revenues decreased DKK 10 million or 0.6% from DKK 1,592 in 2002.

Total operating Expenses

     Total operating expenses decreased DKK 29 million or 0.2% in 2004 to DKK 17,588 million from DKK 17,617 million in 2003. In 2003 total operating expenses decreased DKK 630 million or 3.5% from DKK 18,247 million in 2002. The decrease in 2003 resulted from lower costs related to other external charges due to both stringent cost control and less work performed for own purposes and capitalized as a result of generally lower activity. Furthermore, other external charges from international activities also decreased. Also lower wages, salaries and pension costs primarily due to a decrease in full-time equivalents. Depreciation, amortization and write-downs increased reflecting primarily reassessment of assets' useful lives and a change in asset mix toward assets with shorter lifetimes.

     Transmission costs, raw materials and supplies amounted to DKK 5,576 million in 2004, up DKK 122 million or 2.2% compared with 2003. The increase stemmed mainly from the inclusion of TDC Song from November 2004 and the full consolidation of Contactel in the second half of 2003 following an increased ownership share. Transmission costs were also impacted by increased traffic from convergence products. These increases were partly offset by declining transmission costs caused by lower international transit traffic and falling landline traffic, balancing declining net revenues from these areas. Transmission costs, raw materials and supplies decreased by DKK 199 million or 3.5% to DKK 5,454 million in 2003. The decrease stemmed mainly from lower domestic consumption of raw materials related to lower terminal sales, as well as lower transmission costs related to a decrease in prices for international transit traffic and in landline traffic volumes, partly offset by increased traffic on the landline/mobile convergence products PlusNet Mobil and Duét.

     Other external charges decreased DKK 50 million or 1.2% to DKK 4,101 million in 2004. The decrease resulted primarily from stringent cost control in domestic operations and the impact from the divestment of Dan Net at August 1, 2004. The decline was partly offset by the inclusion of TDC Song from November 2004. In 2003 other external charges decreased DKK 469 million or 10.2% to DKK 4,151 million. The decrease resulted primarily from lower domestic costs due to both stringent cost control and less work performed for own purposes and capitalized as a result of generally lower activity. Furthermore, other external charges from international activities also decreased.

Back to Contents

     Wages, salaries and pension costs decreased DKK 308 million or 6.7% to DKK 4,303 million. The decrease reflected primarily a 10.5% decline in the number of average full-time employee equivalents in domestic operations stemming mainly from the redundancy programs and natural attrition. Wages, salaries and pension costs in TDC Norge fell due to fewer full-time employees. The total average number of full-time employee equivalents in TDC Solutions fell 1,138 to 11,014 resulting mainly from the redundancy programs. Wages, salaries and pension costs decreased DKK 284 million or 5.8% to DKK 4,611 million in 2003. The decrease in 2003 resulted primarily from a decrease in full-time equivalents. The average number of full-time equivalent employees decreased by 6.7% during 2003, mainly in the domestic business area as a result of natural attrition. The headcount reduction associated with the domestic redundancy programs had no significant impact in 2003. Furthermore wages, salaries and pension costs decreased in the foreign subsidiaries due mainly to the sale of TDC Internet Polska and fewer employees in TDC Norge.

     TDC Solutions’ depreciation, amortization and write-downs rose DKK 207 million or 6.1% to DKK 3,608 million in 2004, reflecting primarily reassessment of the useful lives of assets in domestic operations. The increase also reflects the impact of the inclusion of TDC Song from November 2004, and higher depreciation and amortization in Contactel as a result of the full consolidation of Contactel in the second half of 2003 following an increased ownership share. Depreciation, amortization and write-downs increased DKK 322 million or 10.5% to DKK 3,401 million in 2003, reflecting primarily reassessment of assets' useful lives DKK 167 million and a change in asset mix toward assets with shorter lifetimes.

TDC Mobile International

     TDC Mobile International is the leading provider of mobile telecommunications services in Denmark and also provides telecommunications services in a number of European countries. Its activities include primarily mobile telephony, sale of terminals, data services and sale of traffic to Danish service providers.

     Over the past few years, the domestic mobile sector has experienced fierce price competition that has resulted in a market consolidation in 2004, where the two largest service providers Telmore and CBB were acquired by TDC and Sonofon, respectively, and Orange Danmark was taken over by TeliaSonera. Operating income was impacted by price competition, with many customers choosing to switch to cheaper Internet-based solutions, and the continued use of handset subsidies.

Back to Contents

TDC Mobile International
				Percent Change

DKK M				2003 vs.	2004 vs.
	2002	2003	2004	2002	2003

Revenues
Domestic operations	5,304	5,613	6,503	5.8	15.9
Bité	751	870	927	15.8	6.6
Talkline	7,633	6,692	7,675	(12.3)	14.7

Total net revenues	13,688	13,175	15,105	(3.7)	14.6
Other revenues	151	55	67	(63.6)	21.8

Total revenues	13,839	13,230	15,172	(4.4)	14.7
Operating expenses
Transmission costs, raw materials and supplies	7,492	6,652	7,879	(11.2)	18.4
Other external charges	3,137	3,233	3,628	3.1	12.2
Wages, salaries and pension costs	961	971	983	1.0	1.2
Depreciation and amortization	1,064	1,093	1,278	2.7	16.9

Total operating expenses	12,654	11,949	13,768	(5.6)	15.2

Operating income	1,185	1,281	1,404	8.1	9.6
Operating margin	8.6%	9.7%	9.3%

     The results shown in the table above exclude certain one-time items that do not necessarily reflect the underlying fundamentals of the business. If these items had been included in the results above, operating income would have increased by DKK 88 million in 2003 and by DKK 350 million in 2002. The amount for 2003 consists primarily of reversal of unused provisions in Talkline, partly offset by impact from the domestic redundancy program and the employee share ownership program. The 2002 amount consists primarily of other external charges due to a reduction of the Talkline restructuring liability following successful transfer of landline and Internet customers, as well as gains from the sale of customer accounts, recorded in other revenues.

Net Revenues

     In 2004, TDC Mobile International’s net revenues totalled DKK 15,105 million, up DKK 1,930 million or 14.6%, stemming from increased traffic volumes in the domestic and German markets, partly offset by lower prices, due to fierce competition in the domestic mobile market. Our net revenues from TDC Mobile International decreased to DKK 13,175 million in 2003 from DKK 13,688 million in 2002, a decrease of DKK 513 million, or 3.7%. The decrease in 2003 resulted primarily from the change from gross to net accounting of content settlement in Talkline Infodienste in April, 2003, and the restructuring of Talkline. The decreases were partly offset by growth in revenues from domestic operations.

     Net revenues from domestic operations rose DKK 890 million or 15.9% to DKK 6,503 million in 2004. This category includes mobile traffic as well as subscriptions and terminal sales. Growth was driven in particular by increased revenues from TDC Mobil and the inclusion of Telmore from February 2004. Growth in retail revenues from TDC Mobil stemmed primarily from 11.1% more voice traffic and 34.8% more SMS traffic. Net revenues from wholesale in TDC Mobil rose 19.1% in 2004, due mainly to increasing incoming traffic. The growth in net revenues from domestic operations was partly offset by declining average retail prices as well as reduced subscription revenues. This reflects customer migration toward cheaper mobile solutions with self-services via the Internet and lower subscription fees, and a reduced customer base compared with 2003. In 2003 net revenues from domestic operations rose 5.8% primarily driven by increased wholesale revenues reflecting 134.2% more SMSs sent amounting to 733 million in 2003, following 313 million SMSs in 2002, as well as growth of 79.1% in wholesale traffic volumes. The increase in wholesale revenues was partly offset by lower retail revenues, which include lower traffic revenues resulting from lower prices due to the more intense competition in the domestic mobile market that was partly offset by 7.3% higher traffic volumes in 2003. In addition, retail

Back to Contents

subscription revenues decreased due primarily to a change in product mix driven by customers changing to products with lower subscription fees, partly offset by a larger customer base, up 8.6%. Finally, the number of domestic retail SMS messages grew 17.3% to a total of 611 million in 2003.

     Net revenues from Talkline rose DKK 983 million or 14.7% to DKK 7,675 million in 2004, resulting mainly from mobile operations that increased its customer base 23.9% to 2.6 million in 2004, and revenue growth in content services. The growth was partly offset by change from gross to net accounting of content services in Talkline Infodienste in the second quarter of 2003 as a consequence of transferring the debtor risk to the content providers. In 2003 net revenues from Talkline decreased 12.3% primarily from the change from gross to net accounting of content settlement in Talkline as well as the closure of the landline and internet activities of Talkline in April, 2002. In addition, lower volumes in Talkline Infodienste, which operates with low-margin value added services, and Call by Call (prefix telephony) activities, contributed to the decreasing revenues. These decreases were partly offset by growth in mobile revenues stemming from a growth in mobile customers of 22.1%.

     Net revenues in Bité totalled DKK 927 million, up 6.6% or DKK 57 million, driven primarily by 75.0% growth in the customer base to 929,000 customers in 2004 and an increase in voice traffic of 39.0% partly offset by price reductions and lower average consumption per customer. In 2003 Bité achieved a net revenue increase of 15.8% primarily as a result of growth in the number of customers of 8.8% to 531,000.

Total operating Expenses

     Total operating expenses increased 15.2% in 2004 to DKK 13,768 million following a decrease in 2003 of 5.6% to DKK 11,949 million. The increase in 2004 related primarily to rising traffic, higher costs stemming from the purchase of handsets for resale and higher marketing and customer-acquisition costs. The decrease in 2003 resulted primarily from a change from gross to net accounting of content settlement in Talkline Infodienste in April, 2003, as well as the restructuring of Talkline.

     Transmission costs, raw materials and supplies rose 18.4% or DKK 1,227 million to DKK 7,879 million in 2004, compared with at decrease of 11.2% in 2003. In 2004, transmission costs, raw materials and supplies in domestic operations increased 19.5% or DKK 387 million reflecting primarily increased voice and SMS text traffic. Talkline’s transmission costs, raw materials and supplies rose 18.6% or DKK 807 million and related primarily to rising traffic and higher costs stemming from the purchase of handsets for resale, partly offset by the change from gross to net accounting in Talkline Infodienste. Transmission costs, raw materials and supplies in Bité totaled DKK 350 million, up 10.4% or DKK 33 million. In 2003, the decrease of 11.2% was primarily related to a change from gross to net accounting of content settlement in Talkline Infodienste, as well as the restructuring of Talkline. This was partly offset by higher costs stemming from the purchase of handsets for resale as well as higher traffic in the domestic operations.

     Other external charges amounted to DKK 3,628 million in 2004, up DKK 395 million or 12.2%, compared with an increase of 3,1% in 2003. In 2004 other external charges in domestic operations totalled DKK 1,603 million, up 9.6% or DKK 140 million in 2004, stemming primarily from increased marketing and customer-acquisition costs. In Talkline, other external charges rose DKK 233 million to DKK 1,709 million due mainly to increased customer-acquisition costs in 2004. Bité’s other external charges totalled DKK 316 million, up DKK 22 million in 2004. The increase of 3.1% in 2003 mainly related to Talkline were other external charges increased, primarily due to higher customer acquisition costs stemming from mobile customer intake. In Bité other external charges increased due to higher dealer commissions in connection with the increase in the customer base in 2003. These increases were partly offset by a decrease of 3.4% in 2003 on other external charges in the domestic operations, primarily related to lower losses on customers, partly offset by increased customer acquisition costs.

Back to Contents

     Wages, salaries and pension costs amounted to DKK 983 million in 2004, up DKK 12 million or 1.2%, DKK 529 million of which was generated by domestic operations. Talkline’s wages, salaries and pension costs totalled DKK 380 million compared with DKK 378 million in 2003. Wages, salaries and pension costs in Bité totalled DKK 74 million compared with DKK 70 million in 2003. Wages, salaries and pension costs increased 1.0% in 2003.

     Depreciation, amortization and write-downs in TDC Mobile International increased DKK 185 million or 16.9% to DKK 1,278 million in 2004, driven primarily by domestic operations as a result of increased amortization in connection with the inclusion of Telmore from February 2004. In 2003, depreciation, amortization and write-downs in TDC Mobile International were DKK 1,093 million an increase DKK 29 million compared with 2002.

TDC Switzerland

     TDC Switzerland is the second-largest communications provider in Switzerland, offering landline, mobile and Internet services under the sunrise brand name. During 2002, TDC owned approximately 79% of TDC Switzerland; however we acquired the remaining minority shares in February 2003, and now own 100% of the shares. The table below sets forth results for TDC Switzerland.

Back to Contents

TDC Switzerland
				Percent Change

DKK M				2003 vs.	2004 vs.
	2002	2003	2004	2002	2003

Revenues
Mobile telephony	4,876	5,469	5,795	12.2	6.0
Landline telephony	3,373	3,302	3,138	(2.1)	(5.0)
Internet services	683	700	759	2.5	8.4

Total net revenues	8,932	9,471	9,692	6.0	2.3
Other revenues	101	106	99	5.0	(6.6)

Total revenues	9,033	9,577	9,791	6.0	2.2
Operating expenses
Transmission costs, raw materials and supplies	3,749	3,852	3,895	2.7	1.1
Other external charges	2,745	2,199	2,116	(19.9)	(3.8)
Wages, salaries and pension costs	1,270	1,321	1,325	4.0	0.3
Depreciation, amortization and write-downs	2,493	2,573	2,700	3.2	4.9

Total operating expenses	10,257	9,945	10,036	(3.0)	0.9

Operating income	(1,224)	(368)	(245)	69.9	33.4
Operating margin	(13.6)%	(3.8)%	(2.5)%

Net Revenues

     Our net revenues from TDC Switzerland grew 2.3% in 2004 to DKK 9,692 million, following a growth of 6.0% to DKK 9,471 million in 2003.

     Net revenues from mobile telephony, containing subscription fees, traffic revenues and handsets, amounted to DKK 5,795 million in 2004, up DKK 326 million or 6.0%. Our mobile customer base expanded 82,000 or 7.4% to 1.2m, which was the main driver for our revenue growth, partly offset by a decrease in revenues from the resale of handsets compared with 2003. In 2003 net revenues from mobile telephony amounted to DKK 5,469 million, a growth of 12.2%. The main driver for revenue growth was an increase in the mobile customer base of 133,000, or 13.6%, to 1.1m customers. Traffic volume increased 14.7% in 2003.

     Net revenues from landline telephony, containing retail, pre-fix, and pre-select products as well as wholesale activities, decreased DKK 164 million or 5.0% to DKK 3,138 million in 2004. This development was driven mainly by a decrease in the retail customer base from 630,000 in 2003 to 573,000 in 2004. The decrease in the retail customer base stemmed from both migration from landline to mobile telephony and intense competition in the Swiss retail market, partly offset by higher revenues from wholesale activities. In 2003, net revenues from landline telephony amounted to DKK 3,302 million, a decrease of 2.1%. The decrease in 2003 was impacted by a decrease in the retail customer base and retail traffic stemming from intense competition, partly offset by increased revenues from wholesale activities. A weakening of the Swiss franc relative to the Danish kroner negatively impacted the growth in 2003.

     In 2004, net revenues from Internet services, containing dial-up traffic and xDSL, rose DKK 59 million or 8.4% to DKK 759 million. This revenue growth related mainly to the additional 56,000 xDSL customers, whereas the number of dial-up customers fell 113,000. In 2003 net revenues from Internet services totalled DKK 700 million, a growth of 2.5%. A growth in the xDSL customer base of 196.8% to 92,000 at year-end 2003, following a customer base of 31,000 at year-end 2002, was the primary driver of the increase in 2003.

Back to Contents

Total operating Expenses

     Our total operating expenses increased to DKK 10,036 million in 2004 from DKK 9,945 million in 2003, compared with DKK 10,257 million in 2002. In 2004 lower other external charges was more than offset by higher transmissions costs and higher depreciation and amortization expenses. In 2003 TDC Switzerland continued to realize cost savings from the combination of diAx and sunrise, reflected by lower other external charges more than offsetting the modest increases in salary costs, transmission costs and depreciation expenses.

     Transmission costs, raw materials and supplies amounted to DKK 3,895 million in 2004, an increase of DKK 43 million or 1.1% compared with 2003. This growth related mainly to higher transmission costs regarding mobile and Internet services, partly offset by lower terminal sales. Transmission costs, raw materials and supplies increased 2.7% in 2003. The increase in 2003 was primarily related to higher costs stemming from the purchase of handsets for resale.

     Other external charges fell 3.8% in 2004 and 19.9% in 2003. The decrease in 2004 related mainly to lower marketing costs, whereas the decrease in 2003 related mainly to streamlining of operations including the merger of network departments, lower losses on customers as well as lower use of external consultants and our continued focus on cost reduction in general.

     Wages, salaries and pension costs increased 0.3% in 2004 following a 4.0% increase in 2003. The increase in 2003 was due to an increase in the number of full-time equivalent employees, combined with salary and wage increases. Total full time equivalent employees were 2,307 at the end of 2004, compared with 2,380 at the end of 2003.

     Depreciation, amortization and write-downs increased DKK 127 million or 4.9% to DKK 2,700 million in 2004, reflecting increased investments in continued network expansion, and increased amortization of goodwill and other intangibles due to the increased ownership share. In 2003 depreciation, amortization and write-downs increased 3.2% reflecting primarily higher goodwill amortization and amortization of other intangible assets following the acquisition of the remaining shares in TDC Switzerland at the end of February 2003 of DKK 319 million, partly offset by a lower asset base regarding IT equipment mainly due to expiration of lifetime on software.

TDC Cable TV

     TDC Cable TV’s core business area is analog TV, which we offer in three standard packages (basic, medium and full-range) both to individual customers and antenna and housing associations. In 2005, we will begin to migrate the analogue TV packages toward digital packages. TDC Cable TV already offers digital TV via Selector.

The table below sets forth results for TDC Cable TV.

Back to Contents

TDC Cable TV
				Percent Change

				2003 vs.	2004 vs.
DKK M	2002	2003	2004	2002	2003

Revenues
Net revenues	1,335	1,524	1,766	14.2	15.9
Other revenues	4	3	7	(25.0)	133.0

Total revenues	1,339	1,527	1,773	14.0	16.1
Operating expenses
Transmission costs, raw materials and supplies	868	840	838	3.2	0.2
Other external charges	224	270	301	(20.5)	(11.5)
Wages, salaries and pension costs	230	244	279	(6.1)	(14.3)
Depreciation, amortization and write-downs	214	271	229	(26.6)	15.5

Total operating expenses	1,536	1,625	1,647	(5.8)	(1.4)

Operating income	(197)	(98)	126	(50.3)	-
Operating margin	(14.7)%	(6.4)%	7.1%

     The results shown in the table above exclude certain one-time items, primarily the domestic redundancy program and the employee share ownership program, that do not necessarily reflect the underlying fundamentals of the business. If these items had been included in the results above, operating income would have been reduced by DKK 10 million in 2003.

Net Revenues

     Net revenues from TDC Cable TV amounted to DKK 1,766 million in 2004, up DKK 242 million or 15.9% compared with 2003. Net revenues in 2003 were 14.2% higher than net revenues of DKK 1,335 million in 2002. Net revenues include primarily cable-TV subscription and connection fees as well as revenues from cable modems. The increase in 2004 related largely to a 58,000 or 6.3% rise in TDC Cable TV’s customer base, up to 982,000 TV customers in 2004, as well as higher average revenues per customer. Revenues from cable-modem customers also contributed to the growth. The growth in 2003 was also related to larger customer base and higher average revenue per user. The number of cable TV customers grew by 4.4% to 924,000 at year-end 2003.

Total operating Expenses

     Total operating expenses increased 1.4% in 2004 to DKK 1,647 million from DKK 1,625 million, and increased 5.8% in 2003. Increases in both years resulted from increased activities, as evidenced by revenue increases.

     Transmission costs, raw materials and supplies decreased 0.2% in 2004 compared with a decrease of 3.2% in 2003. The decrease in transmission costs in 2003 was the result of an optimization of the network structure as well as reduced IP traffic rates. Furthermore, a general decline in average content prices more than compensated for impacts from the increased customer base.

     Other external charges increased 11.5% in 2004 compared with an increase of 20.5% in 2003. The increase in 2004 and 2003 was driven mainly by increased activities.

     Wages, salaries and pension costs increased 14.3% in 2004 and 6.1% in 2003. The 2004 increase was primarily due to the acquisition of Connect Partner in May 2004, and an increase in the average number of full-time employee

Back to Contents

equivalents, particularly among customer service employees and technicians. The 2003 increase resulted from an increase in average full-time equivalents, combined with higher salaries and wages.

     Depreciation, amortization and write-downs in TDC Cable TV amounted to DKK 229 million in 2004, down DKK 42 million or 15.5%. In 2003 depreciation, amortization and write-downs increased DKK 57 million or 26.6% to DKK 271 million. The decrease in 2004 and the increase in 2003 stemmed mainly from a write-down of network equipment in 2003.

TDC Directories

     TDC Directories publishes printed, electronic and Internet-based products that are sold in Denmark, Sweden and Finland, with 105 printed directories in Denmark and 412 in Sweden. Its main Internet sites are www.dgs.dk, www.lokaldelen.se and www.företagsfakta.se.

The table below sets forth results for TDC Directories

TDC Directories
				Percent Change

				2003 vs.	2004 vs.
DKK M	2002	2003	2004	2002	2003

Revenues
Net revenues	1,465	1,463	1,436	(0.1)	(1.8)
Other revenues	12	11	23	(8.3)	109.1

Total revenues	1,477	1,474	1,459	(0.2)	(1.0)
Operating expenses
Raw materials and supplies	354	328	290	7.3	11.6
Other external charges	309	313	296	(1.3)	5.4
Wages, salaries and pension costs	436	420	401	3.7	4.5
Depreciation, amortization and write-downs	107	140	111	(30.8)	20.7

Total operating expenses	1,206	1,201	1,098	0.4	8.6

Operating income	271	273	361	0.7	32.2
Operating margin	18.3%	18.5%	24.7%

     The results shown in the table above exclude certain one-time items that do not necessarily reflect the underlying fundamentals of the business. If these items had been included in the results above, operating income would have deceased by DKK 55 million in 2003. This amount is primarily related to the closure of TDC Directories' non-profitable Norwegian subsidiary (Storbyguiden). We recorded these charges primarily as a component of depreciation, amortization and write-downs. Furthermore, this amount is also related to the domestic redundancy programs and the employee share ownership program.

Net Revenues

     TDC Directories' net revenues, including printed directories, catalogs and online services, decreased to DKK 1,436 million in 2004, from DKK 1,463 million in 2003, and DKK 1,465 million in 2002. The 1.8% decrease in 2004

Back to Contents

reflected primarily fewer sold advertisements and was partly offset by increased net revenues in TDC Förlag AB, stemming mainly from increased revenues from printed media.

Total operating Expenses

     Total operating expenses decreased 8.6% in 2004 to DKK 1,098 million from DKK 1,201 million in 2003, which were almost unchanged compared with 2002.

     Raw materials and supplies decreased 11.6% in 2004 and 7.3% in 2003. The decrease in 2004 related mainly to lower printing expenses and lower commission expenses for external sales agencies due to insourcing of telemarketing activities while the decrease in 2003 was related mainly to the closure of the directory Gulan.

     Other external charges decreased DKK 17m or 5.4% to DKK 296m in 2004 due mainly to lower losses on bad debts. In 2003 other external charges amounted to DKK 313 million, which were almost unchanged compared with 2002.

     Wages, salaries and pension costs decreased 4.5% in 2004, stemming primarily from the closure of Gulan in Sweden in 2003 following a decrease of 3.7% in 2003. The 2003 decrease stemmed primarily from fewer employees.

     Depreciation, amortization and write-downs decreased DKK 29 million or 20.7% to DKK 111 million in 2004 due largely to write-down of goodwill in the Finnish publisher TDC Hakemistot in 2003. The write-down of goodwill in TDC Hakemistot also reflected an increase in depreciation, amortization and write-downs of 30.8% in 2003.

Other Activities

     Other activities cover TDC Services, TDC A/S and eliminations of intra-group transactions between TDC's business lines. TDC Services supplies a number of business services for the TDC Group’s domestic business lines, which gain economies of scale and cost-effective solutions in billing, procurement, logistics, facility management, IT, accounting, payroll administration, risk management and security. TDC A/S is the parent company of the business lines and undertakes Group functions including treasury, legal affairs, human resources and communications.

     The entities included in other activities recorded certain one-time items in each of the last three years that do not necessarily reflect the underlying fundamentals of those businesses. The impact of these items on our income from operations was an increase of DKK 5,291 million in 2004, an increase of DKK 65 million in 2003, and an increase of DKK 42 million in 2002. The amount for 2004 related to (i) profit from the divestment of Belgacom of 5,472 million, partly offset by (ii) the domestic redundancy program of DKK (181) million. The amount for 2003 related to (i) a elimination of the subsidiaries costs related to the employee share ownership program of DKK 101 million, (ii) gains totaling DKK 233 million from Belgacom's share buy-back, and (iii) costs related to the domestic redundancy program, which amounted to DKK (269) million. The amount for 2002 related to a reversal of unused provisions for redundancy costs of DKK 42 million.

Net Revenues

     Net revenues from other activities, decreased DKK 139 million to DKK (6,055) million in 2004 a decrease of 2.3% from DKK (5,916) million in 2003, following a increase of DKK 382 million from DKK (6,298) million in 2002. The variances is mainly stemming from eliminations of intra-group transactions partly offset on total operating expenses.

Back to Contents

     Net revenues from TDC Services decreased DKK 75 million to DKK 3,036 million in 2004, from DKK 3,111 in 2003 following a decrease of DKK 385 million in 2003 from 3,496 million in 2002. The decrease in both 2004 and 2003 is primarily stemming from price reductions and a lower level of activity in the other business lines within TDC.

Total operating Expenses

     Total operating expenses from other activities, including the effects of eliminating internal settlements, increased DKK 203 million in 2004, an increase of 3.4% from DKK 6,055 million in 2003, following a decrease of DKK (436) million or 6.7% from DKK 6,491 million in 2002. The variances is mainly stemming from eliminations of intra-group transactions partly offset on net revenues.

     Operating expenses in TDC Services increased by DKK 188 million to DKK 3,096 million in 2004 from DKK 2,908 million in 2003, following a decrease of DKK 207 million from DKK 3,115 million in 2002. The operating expense increase in 2004 stemmed primarily to IT activities. The decrease in 2003 resulted primarily from price reductions.

Operating Environment and Trends of the Business

Markets and technology

     The Danish telecommunications sector is highly competitive, and to remain successful in this market we must continue to reduce the prices for its services. In the mobile market, prices have been declining due to fierce competition, particularly from online products. Broadband customers are being offered increasing bandwidth at unchanged or even falling prices. Although traditionally our prices for landline and mobile telephony as well as leased lines have been among the lowest in the European Union, market pressures continue to intensify. Future competition for landline telephony will further intensify as Internet-based telephony (VoIP) develops into a realistic alternative to landline telephony.

     The success of the landline, mobile, Internet, cable-TV and directories operations will depend on our ability to keep pace with continuing changes in technology. We expect technology to continue developing rapidly in all product lines: landline, mobile, Internet, cable TV and directory services. It is essential for us to keep pace with these developments in order to maintain our competitiveness. In addition, to the extent that some of these technologies prove commercially unviable in the long run, we may not earn an adequate return on, or recover the costs of, the investments we are making to develop and market products relying on these technologies. Especially within landline telephony we expect increased competition from IP-based internal networks (such as IP-VPN for business customers), antenna and housing association networks and power suppliers using their infrastructure to provide telephony and broadband. Similarly, in the market for leased lines, increased competition is likely from new IP-based transmission products such as MPLS and Ethernet solutions, where prices are below those of leased lines, and product quality is sufficiently strong to compete with leased lines.

     The telecommunications sector is undergoing advances in content services as, in the long term, technological developments will enable customers to receive content whenever they wish (such as time-shifted viewing), and wherever they wish (on televisions and mobile phones or on various other terminals). Our future success in content services will depend on overall market trends and on our ability to adapt and lead the technological developments and conditions in the content services market.

     The telecommunications sector has become increasingly digitalized, automated and online, which means that we are exposed to increasing risks of hacking, piracy and general failure of IT systems.

Back to Contents

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

     We have a UMTS license in Denmark and in Switzerland. Polkomtel has a license in Poland and One has a license in Austria. The ability to provide UMTS services in Denmark, Switzerland and Poland will depend on the successful rollout of UMTS networks in these countries. The use of UMTS technology will require the utilization of existing GSM sites as well as the deployment of a number of new base stations to serve these operations. Both we and our strategic partners may experience difficulties in procuring sufficient base stations due to the limited availability of new sites and public concern over possible adverse health effects related to the electromagnetic transmissions emitted from mobile base stations, as well as aesthetic and other considerations. In addition, the strict rules on radiation regulations that apply in Switzerland could increase the costs related to GSM and UMTS networks.

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

     Currently, printed catalogues are the principal drivers of revenue for TDC Directories. However, as printed media may in some respects be in transition toward online media, TDC Directories may face increased competition from established and new competitors in the electronic market, where entrance costs are relatively low.

     The future success of TDC Directories' operations will therefore depend on its ability to maintain its current market share for printed catalogues and to maintain, develop and transfer market brand and its services to the online market.

     Almost half of our 2004 revenues were generated outside Denmark, primarily in Switzerland, Germany, Austria, Lithuania and Poland, where our businesses conduct their operations and where financial statements are prepared in currencies other than the Danish kroner. Any loss in the value of these currencies against the Danish kroner will have a negative impact on the value of our investments in the relevant business and the amount of income derived from such investments. On January 1, 2002 the euro was implemented as the single currency for a number of European countries, following its launch in the EMU zone on January 1, 1999. Denmark has not adopted the euro as its official currency.

Regulatory issues

     Denmark's comprehensive regulatory regime governing its telecommunications sector requires us to deliver a broad range of products to the retail and wholesale markets, and subjects us to price regulation. With respect to landline

Back to Contents

telephony, we are subject mainly to specific regulation of retail and wholesale pricing, as well as specific requirements for accounting separation and reporting. In mobile telephony, we are also subject to specific financial reporting requirements regarding accounting separation and reporting.

     The Danish National IT and Telecom Agency has determined that our retail prices on landline subscriptions and landline call set-up charges must remain at their current nominal level. Consequently, any increase in the cost of providing these services could dilute our earnings. The larger part of our retail offerings of leased lines must comply with a rule of cost orientation, i.e. we are required to calibrate leased-line prices once a year in order to ensure that they exactly match the corresponding cost plus a mark-up set by the regulatory authorities.

     On the wholesale market, the majority of our prices are regulated. Until 2002, interconnection prices were regulated mainly on the basis of historical cost analyses and best-practice benchmarking against corresponding international prices. Since January 1, 2003, prices of switched interconnection traffic, interconnection capacity, shared access and unbundled access to the local loop (also known as raw copper) as well as related co-location have been based on the results of the Long Run Average Incremental Cost model (or LRAIC). These changes in the regulatory regime brought significant market price reductions for our services at January 1, 2003. For 2004 and 2005, a review and update of the model has resulted in minor price adjustments. The LRAIC model is expected to be thoroughly updated by January 1, 2006. It is uncertain how updating the model will impact our interconnection prices.

     In March 2002, the EU passed a number of directives on the regulation of the telecommunications market that was subsequently implemented into Danish law in 2003. In accordance with this legislation, the Danish National IT and Telecom Agency has performed market analyses on a number of specifically defined submarkets with respect to landline telephony, mobile telephony, leased lines, unbundled access, broadband and television and radio transmission. The agency will use these market analyses as the basis for deciding whether a particular sub-market is subject to competition imperfections. If imperfections are identified, the agency will designate one or more operators as having significant market power in the relevant sub-market, and will then decide which regulative measures are appropriate to eliminate the imperfections. Such measures include the acceptance of a reasonable request for interconnection, non-discrimination, reference offers, transparency, accounting separation, price controls and cost accounting obligations.

     We have been deemed to have a strong market position in almost all the specifically defined submarkets where market analyses are being or have been carried out and where the Danish National IT and Telecom Agency has concluded that there is no real competition. However, regarding the markets for domestic traffic for business customers and for mobile access, the agency has concluded that real competition does exist and the existing regulation of TDC Mobil in this market will be repealed, including TDC Mobil’s obligations concerning resale and national roaming. We expect this development to be revenue neutral.

     We are already subject to regulation, including price regulation, in the landline markets and it is unclear whether the regulation, including price regulation, will be changed as a result of the market analyses. The mobile markets, on the other hand, are not currently covered by price regulation. If the market for termination of mobile calls in individual networks and the domestic market for international roaming become subject to price regulation in the future, such regulation may have a negative impact on TDC Mobil’s revenues and earnings.

     Until market analyses of the relevant submarkets have been completed and the Danish National IT and Telecom Agency has decided whether to adopt new regulative measures or revoke former measures, the current regulation will be maintained in each relevant sub-market. Decisions for all the markets, except the market for television and radio transmission, are expected during the first half of 2005.

     Almost half of our 2004 net revenues are related to operations outside Denmark including operations in a number of emerging markets. Our international operations may be affected by a lack of foreign liberalization in the telecommunications sector and political, economic and legal developments in these foreign countries.

Back to Contents

Recent developments

     On February 23, 2005, we decided to reduce the domestic work force by approximately 630 employees. The related cost will be approximately DKK 459 million before tax (DKK 322m after tax), which has been expensed in the first quarter of 2005.

     On March 17, 2005 the Annual General Meeting resolved to reduce our share capital by cancellation of a part of our own shares equal to the number acquired from SBC Communications in June 2004, i.e. approximately 8.4% of the share capital. The implementation of the reduction of the share capital is subject to the expiration of a 3 month advertisement period in which no creditors have proven their claims. TDC will after the reduction of the share capital hold approximately 1.6% own shares to cover the commitment under TDC's share option program.

     At our Annual General Meeting held on March 17, 2005 it was resolved to amend the Articles of Association by lifting the provision according to which no shareholder was entitled to own and/or control shares corresponding to more than 9.5% of the authorized share capital of the company, unless the Board of Directors had consented.

     As from March 17, 2005 no limitations on the rights of nonresident or foreign owners to hold or vote our shares or ADSs are imposed by the laws of Denmark, our Articles of Association, nor any of our other constituent documents.

     On March 17, 2005 the Annual General Meeting resolved to pay a dividend of DKK 12.50 per share of a nominal value of DKK 5.

     On March 30, 2005 we have entered into an agreement to increase our ownership in the Hungarian landline and data communications provider HTCC. The transaction will increase our ownership of ordinary shares to 62.9%, and hence give us control over the company. HTCC operates approximately 190,000 lines and serves approximately 670,000 customers. HTCC changed its market position significantly in February 2005 when HTCC acquired Pantel, another Hungarian alternative landline and data communications provider.

     On April 28, 2005 we announced that we will change accounting policies to comply with the requirements under the International Financial Reporting Standards (IFRS) and that our quarterly report for the first quarter 2005 will be based on changed accounting policies. See below under “International Financial Reporting Standards” for a description of the changes.

     On May 3, 2005, we issued our first quarter 2005 Earnings Release, reporting net income for the first quarter of 2005 amounting to DKK 515 million compared with DKK 5,640 million for the first quarter of 2004. Included in the results for the first quarter of 2004 was a one-time gain from the sale of Belgacom shares amounting to DKK 5.1 billion after tax.

     On May 9, 2005, we announced that we have entered an agreement to acquire 100% of Dotcom Solutions AB, an important Swedish provider of LAN infrastructure to companies, for a total price of DKK 242 million on a cash and debt free basis. The acquisition of Dotcom AB is subject to approval by the Swedish competition authorities.

Liquidity and Capital Resources

Cash Flows

     Cash flows from operating activities increased to DKK 10,274 million in 2004 from DKK 10,051 million in 2003 following an decrease from DKK 10,416 million in 2002. The increase in 2004 resulted primarily from an increase in net income partly offset by an increase in net outlays for marketable securities. The decrease in 2003 resulted primarily from a reduction in dividends received from Belgacom and Ceske Radiokommunikace.

Back to Contents

     Cash inflow from investing activities amounted to DKK 3,666 million in 2004, an increase of DKK 15,674 million compared with 2003. Cash outflow for investing activities in 2003 increased DKK 9,381 million compared with 2002. The increase in 2004 was mainly related to the proceeds received in 2004 from the divestment of shares in Belgacom in December 2003 and dividends in connection with the divestment of Belgacom in March 2004 as well as proceeds from the divestment of Dan Net in 2004 and the acquisition of the shares in TDC Switzerland in 2003 partly offset by the acquisition of TDC Song in 2004. The increase in 2003 resulted mainly from the acquisition of the shares in TDC Switzerland in 2003 and a reduction in capital expenditures in 2003, as discussed below under "Capital Expenditures." Cash outflow for financing activities totalled DKK 12,562 million, compared with cash inflow for financing activities of DKK 4,943 million in 2003 and cash outflow of DKK 6,759 million in 2002. The net cash outflow in 2004 was mainly related to a reduction of the interest-bearing debt, which the proceeds from the divestment of Belgacom enabled us to, partly offset by acquisition of treasury shares in connection with SBC Communications’ sale of TDC shares. The net cash inflow in 2003 was mainly related to an increase in interest-bearing debt stemming from the acquisition of the remaining shares in TDC Switzerland. The net cash outflow in 2002 was mainly related to a reduction of the interest-bearing debt, which improved cash flows from operations, combined with lower capital expenditures and proceeds from the sale of Ben shares, enabled us to.

Capital Expenditures

     Capital expenditures include investments in property, plant and equipment, including certain intangible assets, such as mobile licenses, and exclude share acquisitions. Capital expenditures aggregated DKK 5,254 million in 2004 compared with DKK 5,505 million in 2003 and DKK 6,341 million in 2002.

     TDC Solutions’ capital expenditures aggregated DKK 2,457 million in 2004, an increase of DKK 38 million compared with 2003, following a decrease of DKK 1.091 million in 2003. The main drivers for the decrease in 2003 were the accelerated roll-out of ADSL networks in 2002, a general decline in PSTN and ISDN customer installations and lower investments related to IT projects.

     TDC Mobile International's capital expenditures aggregated DKK 1,023 million in 2004, an increase of DKK 89 million compared with 2003, following a decrease of DKK 64 million in 2002. Capital expenditures in domestic operations amounted to DKK 747 million, an increase of DKK 78 million compared with 2003. The increase stemmed mainly from higher investments in the UMTS network, partly offset by reduced capitalization of asset retirement obligations. Capital expenditures in Talkline amounted to DKK 112 million in 2004, an increase of DKK 51 million. Capital expenditures in Bité amounted to DKK 164 million in 2004, a decrease of DKK 40 million.

      TDC Switzerland's capital expenditures aggregated DKK 1,196 million in 2004, a decrease of DKK 479 million compared with 2003. The main driver for the decrease in 2004 was an increase in 2003 in asset retirement obligations concerning mainly mobile sites and was partly offset by higher investments in the UMTS network in 2004. The decrease in 2004 follows an increase of DKK 118 million from 2003. The increase in 2003 was primarily due to capitalization of asset retirement obligations, partly offset by lower investments in network infrastructure.

     TDC Cable TV's capital expenditures aggregated DKK 225 million in 2004, a decrease of DKK 51 million compared with 2003, following an increase of DKK 28 million in 2003 over 2002 levels. The decrease in 2004 reflected mainly higher expenses for return-path upgrades in 2003 that are required for broadband Internet access. The increase in 2003 related to upgrading of the cable network within Denmark.

     'Other' capital expenditures include TDC A/S, TDC Services, TDC Directories and eliminations. Capital expenditures aggregated DKK 353 million in 2004, an increase of DKK 152 million compared with 2003. Capital expenditures in 2002, aggregated to DKK 28 million.

Back to Contents

Capital Resources

Net interest-bearing debt and financial resources, DKKm	2002	2003	2004

Cash, marketable securities and interest-bearing receivables	3,373	7,606	10,333
Short-term debt	(2,168)	(3,314)	(1,326)

Net liquid assets	1,205	4,292	9,007
Long-term debt	(27,025)	(32,974)	(29,017)

Net interest-bearing debt	(25,820)	(28,682)	(20,010)

Cash, marketable securities and interest-bearing receivables	3,373	7,606	10,333

Undrawn committed short- and long-term credit lines	10,760	11,166	10,185

Total cash, marketable securities, interest-bearing receivables and
undrawn credit lines (‘Capital resources’)	14,133	18,772	20,518

     Overall, our financial position reflects the cash flows generated by our operating activities and investments in companies and assets, net of dividends paid out.

     At December 31, 2004, cash, marketable securities and interest-bearing receivables aggregated DKK 10,333 million compared with DKK 7,606 million at December 31, 2003 and DKK 3,373 million at December 31, 2002, while short-term debt totalled DKK 1,326 million compared with DKK 3,314 million at December 31, 2003 and DKK 2,168 million at December 31, 2002. This resulted in a DKK 3,087 million increase in net liquid assets from DKK 1,205 million at December 31, 2002 to DKK 4,292 million at December 31, 2003 and a DKK 4,715 million increase in net liquid assets to DKK 9,007 million at December 31, 2004. Long-term debt amounted to DKK 29,017 million compared with DKK 32,974 million at December 31, 2003 and DKK 27,025 million at December 31, 2002.

     Net interest-bearing debt totalled DKK 20,010m at December 31, 2004, a decrease of DKK 8,672m over the year due mainly to the divestment of Belgacom partly offset by the repurchase of treasury shares from SBC Communications and the acquisition of TDC Song in November 2004. Net interest-bearing debt increased DKK 2,862m in 2003 due mainly to the acquisition of the remaining shares in TDC Switzerland and dividends paid, but partly offset by cash generation from operations.

     At December 31, 2004, our capital resources totalled DKK 20,518 million compared with DKK 18,772 million at December 31, 2003, reflecting a DKK 1,746 million increase in cash and committed credit lines. At December 31, 2003, our capital resources totalled DKK 18,772 million compared with DKK 14,133 million at December 31, 2002, reflecting an increase of DKK 4,639 million in cash and committed credit lines.

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

Credit Ratings

     TDC is rated by Standard & Poors and Moody’s Investor Services. Throughout 2004, we had a long-term credit rating of BBB+/Baa1 and a short-term credit rating of A2/P-2 from Standard & Poors and Moody’s Investor Services, respectively.

Back to Contents

Contingent assets

     The TDC Group is awaiting the outcome of certain cases brought against other telecommunications companies. A potential favorable outcome for TDC of one or more of these cases could result in substantial additional income.

Contingent liabilities

     The TDC Group is a party to certain pending lawsuits and cases pending with public authorities and complaint boards. Based on a legal assessment of the possible outcome of each of these lawsuits and cases, Management is of the opinion that these will have no significant adverse effect on the TDC Group’s financial position.

     In connection with capital sale and leaseback agreements, the Group has provided guarantees covering intermediary leasing companies’ payment of the total lease rentals. The Group has made legally releasing non-recurring payments to the intermediary lessors of an amount corresponding to the total lease charges. At December 31, 2004, the guarantees amounted to DKK 3,030 million (USD 554 million) compared with DKK 3,472 million (USD 635 million) at December 31, 2003. The guarantees provided by the TDC Group are economically defeased by means of payment instruments issued by creditworthy obligors unrelated to the TDC Group that secure or otherwise provide for payment of the regular lease payments and purchase-option prices due from the intermediary leasing companies. These instruments are lodged as security for payment of the regular lease payments by the intermediary leasing companies.

     In accordance with Section 32 of the Danish Civil Servants Act, the Group has a termination benefit obligation for former Danish civil servants and for employees with civil servant status who were hired before April 1, 1970, and who are members of the related Danish pension funds.

     The Group has provided the usual guarantees in favor of suppliers and partners. These guarantees amounted to DKK 135million (USD 25 million) at December 31, 2004 compared with DKK 154 million (USD 28 million) at December 31, 2003.

     Recourse guarantees provided by TDC A/S for its subsidiaries amounted to DKK 742 million (USD 136 million) at December 31, 2004 compared with DKK 3,416 million (USD 625 million) at December 31, 2003. TDC A/S has committed to contributing, if necessary, additional capital to TDC Switzerland in order to generate taxable income sufficient to utilize the accumulated tax loss carry-forwards prior to their expiration. Further, TDC A/S has issued letters of support and undertaken loan commitments for some of its subsidiaries.

Off-Balance Sheet Arrangements

None.

Back to Contents

Contractual Obligations and Commitments

		Payments Due by Period

Contractual obligations, DKK million		Less than 1 year
			1-2 years	2-5 years	After 5 years
	Total

Current maturities of long-term debt	598	598	-	-	-
Long-term debt	29,017	-	5,186	4,723	19,108
Operating leases	5,525	924	746	1,696	2,159
Purchase obligations regarding fixed assets	204	202	2	0	0
Commitments related to outsourcing contracts	356	217	90	49	0
Other purchase commitments	412	216	28	59	109
Currency swaps, FX swaps and forward contracts	(419)	(82)	(394)	16	41
Interest rate swaps	5	0	(61)	66	0

Total contractual cash obligations	35,698	2,075	5,597	6,609	21,417

     The three Danish pension funds related to TDC are operating defined benefit plans. In accordance with existing legislation, bylaws and the pension regulations, TDC is required to make contributions to meet the premium reserve requirements. See note 25 to our consolidated financial statements.

     The following table discloses aggregate information about our commercial commitments. Commercial commitments are items that we could be obliged to pay in the future. They are not included in the consolidated balance sheet.

Amount of Commitment Expiration per Period

Other commercial commitments, DKK million		Less
		than 1	1-2	2-5	Over 5
	Total	year	years	years	years

Undrawn lines of credit	10,185	4,924	1,914	3,347	0
Total
Guarantees, DKK million	amount

Guarantee obligation in connection with capital sale and leaseback arrangements (see note 27 to our
consolidated financial statements for further information)	3,030
Guarantees in favor of suppliers and partners	135

Total guarantees	3,165

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

     Estimates and judgments are based on historical experience and on various other factors that are believed to be reasonable in the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Full details of our significant accounting policies are set out in note 1 to our consolidated financial statements. The following estimates and judgments are considered important when portraying our financial condition:

•	Useful lives for long-lived assets are assigned based on periodic studies of actual asset lives and the intended use for those assets. Such studies are completed or updated when new events occur that have the potential to impact the determination of the useful life of the asset, such as when events or circumstances have occurred which indicate that the carrying value of the asset may not be recoverable and should therefore be tested for impairment. Any change in the estimated useful lives of these assets would be reported in the financial statements as soon as any such change is determined.
•	Intangible assets, including goodwill and other rights, comprise a significant portion of our total assets. Impairment tests on these intangible assets are performed at least annually and, if necessary, when events or changes in circumstances indicate that their carrying value may not be recoverable. The measurement of intangibles is a complex process that requires significant management judgment in determining various assumptions, such as cash-flow projections, discount rates and terminal growth rates. The sensitivity of the estimated measurement to these assumptions, combined or individually, can be significant. Furthermore, the use of different estimates or assumptions when determining the fair value of such assets may result in different values and could result in impairment charges in future periods.
•	Net periodic pension cost for defined benefit plans is estimated based on certain actuarial assumptions, the most significant of which relate to returns on plan assets, discount rates and salary inflation. As shown in note 25 to the Consolidated Financial Statements, both the assumed rate of return on plan assets and the assumed discount rate have been reduced to reflect changes in market conditions and in the mix of assets held by our pension funds. Our assumptions for 2005 reflect a further reduction in the discount rate from 4.80% to 4.50%, and in the assumed return on plan assets from 6.10% to 5.80%. We believe these assumptions illustrate current market conditions and expectations for market returns in the long term. With these changed assumptions, TDC's pension costs are expected to increase approximately DKK 70m in 2005 compared with 2004, assuming all other factors remain unchanged.
•	Estimates of deferred income taxes and significant items giving rise to the deferred assets and liabilities are shown in note 8 to the Consolidated Financial Statements. These reflect the assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both the timing and probability of these estimates. In addition, such estimates reflect expectations about the amount of future taxable income and, where applicable, tax planning strategies. Actual income taxes could vary from these estimates, and results of operations

Back to Contents

in future periods could be affected by changes in expectations about future taxable income, future changes in income tax law or results from the final review of our tax returns by tax authorities.
•	The determination of the treatment of contingent liabilities in the financial statements is based on the expected outcome of the applicable contingency. Legal counsel and other experts are consulted both within and outside the Company. A liability is recognized if the likelihood of an adverse outcome is probable of occurring and the amount is estimable. The matter is disclosed if the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable. Resolution of such contingencies in future periods may result in actual losses in excess of the amounts recognized.
•	Estimates of the fair value of financial instruments (including derivative financial instruments) for which quoted market prices are not available are based on the best information available in the circumstances. Methods of estimation used for such purposes include discounting estimated expected future cash flows, and fundamental analysis. Such methods incorporate assumptions about interest rate, risk premium, default, prepayment, volatility and other factors.
•	Revenue is recognized when realized or realizable and earned. Revenue from non-refundable up-front connection fees as well as the related incremental direct costs are deferred and amortized over the expected term of the related customer relationship. The estimation of the term is based on historical customer churn rates. Change of management’s estimates may have a significant impact on the amount and timing of our revenue for any period.

Changed Accounting Policies

As of January 1, 2004, we have changed our accounting policies in relation to:

•	Proportional Consolidation: We have discontinued the proportional consolidation of jointly controlled enterprises. Our jointly controlled enterprises are now reported using the equity method. Consequently, the Groups' share of results before taxes are included in net financials as income from investments, the share of taxes are classified as such, and the share of the enterprises' equity is included in investments and other assets in the Balance Sheets. Previously, under proportional consolidation, the shares of each of the enterprises’ accounting items were recognized on a line-by-line basis in the Consolidated Financial Statements. Net income and shareholders’ equity has not been impacted by this change in accounting policy. Following the divestment of Belgacom in March 2004, the changed policy enhances comparability of our financial performance. The jointly controlled enterprises comprise primarily Polkomtel and One as well as Belgacom until March 2004.
•	Revenue recognition: With effect from January 1, 2004, the new Danish Accounting Standard No. 22 means that we are to change its accounting policy for revenue recognition. The impact is related primarily to non-refundable up-front connection fees. Such fees and incremental direct costs are deferred and recognized as income over the expected term of the related customer relationship. Previously, the fees were recorded as revenue at the time of connection, and incremental direct costs were expensed as incurred.

     The effects of the above mentioned changes in accounting policies were to decrease reported net income for 2004 by DKK 92 million and to increase reported shareowners' equity by DKK 832 million. Upon initial adoption of the changes as of January 1, 2004 we recognized a cumulative effect of DKK 700 million from the changes in accounting policies directly in shareowners' equity. Comparative figures for previous years have been restated in accordance with the new accounting policies. Please see note 1 to the Consolidated Financial Statements for a summary quantification of such changes to the comparative figures. In addition, certain minor changes have been made in the presentation of the financial statements, and certain reclassifications have been made in the financial statements and related notes. These reclassifications have no impact on net income or shareowners' equity.

Back to Contents

New Accounting Pronouncements

International Financial Reporting Standards

     As of 1 January 2005, the Group’s accounting policies have been changed to comply with International Financial Reporting Standards (IFRS). The changes will be retroactively applied for all periods presented, except for the changes in accounting policies on goodwill and pensions. The significant changes to the accounting policies are:

•	Goodwill amortization.
•	Pension costs.
•	Share-based compensation.
•	Indirect productions costs related to development projects.

     IFRS prohibits the amortization of goodwill. However, goodwill is subject to impairment reviews. Previously, goodwill was amortized on a straight-line basis over the estimated economic life and was subject to impairment reviews. Goodwill amortizations are ceased with retroactive effect from January 1, 2002.

     Pension costs relating to defined benefit plans are calculated in accordance with IAS 19. Previously, such costs were calculated in accordance with US GAAP FAS Nos. 87-88.

     The previous accounting policy included recognition of a transition obligation. Such recognition is not prescribed by IAS 19. The adoption of IAS 19 reduces pension costs compared with the previous accounting policy, as pension costs no longer include amortization of the FAS 87 transition obligation.

     The recognition of pension is changed with retroactive effect from January 1, 2004. In accordance with IFRS 1, unrecognized gains and losses as of that date are recognized directly in equity. Accordingly, total equity is negatively impacted due primarily to the recognition of actuarial gains and losses as well as recognition of the FAS 87 transition obligation.

     The fair value of share-based compensation provided for employees in exchange for services received is considered an expense, and is recognized as such over the vesting period. Previously, the statement of income was not impacted by the share compensation plans owing to hedging of the commitments by acquisition of treasury shares.

     Certain indirect production costs associated with developments projects, including computer software, are expensed. Previously, such costs were capitalized and amortized.

     In total, the adoption of IFRS will have a positive net effect of approximately DKK 1.2 billion on Net income for 2004 and DKK 2.9 billion on equity at December 31, 2004.

New US GAAP Accounting Pronouncements

     In December, 2004 the FASB issued Statement 123 (revised 2004) ("SFAS 123(R)"), "Share-Based Payment." Statement 123(R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation", supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends FASB Statement No. 95, "Statement of Cash Flows." SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows. We are required to adopt SFAS 123(R) as of January 1, 2006. However, we expect to early adopt the standard and apply the modified retrospective application transition method of SFAS 123(R) as of January 1, 2005 to periods before

Back to Contents

the required effective date. We do not expect the adoption of SFAS 123(R) to have a material impact on our results of operations, financial position and cash flows.

     In December 2004, the FASB issued Statement 153 ("SFAS 153"), "Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29." The guidance in Accounting Principles Board Opinion 29 ("APBO 29"), "Accounting for Nonmonetary Transactions," is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APBO 29 included certain exceptions to that principle. SFAS 153 amends APBO 29 to eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). We are required to and will adopt the provisions of SFAS 153 for non-monetary asset exchange transactions after December 31, 2005. We do not expect the adoption of SFAS 153 to have a material impact on our results of operations, financial position and cash flows.

Cautionary Statement Regarding Forward-Looking Statements

     Reference is made to the Cautionary Statement Regarding Forward-Looking Statements contained in the Introduction to this annual report on page 1.

Back to Contents

Item 6 Directors, Senior Management and Employees

Directors and Senior Management

Management Structure

     The Board of Directors consists of ten members, of whom six are elected at a general meeting of shareholders. In addition, Danish law grants the employees of a company the right to elect a number of directors equal to one half the number of directors elected by shareholders at a general meeting (currently four directors).

     Until June, 2004, when SBC reduced its shareholding in TDC from 41.6% to 9.5%, the Board of directors consisted of twelve members, of whom eight were elected by the shareholders and four were elected by the employees. SBC were only allowed to participate in the election of the six out of the eight Board members. Five of the six Board members elected with the votes of SBC were employees of SBC. In connection with the reduction of SBC's shareholding, Jonathan Klug, Larry Boyle and Rick Moore from SBC resigned as members of the Board in June 2004, whereas James Callaway and Lloyd Kelley from SBC resigned as members of the Board in September 2004.

     At the Extraordinary General Meeting held on 27 September 2004, Preben Damgaard, Christine Bosse and Per-Arne Sandström were elected as members of the board of directors of TDC.

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

Thorleif Krarup (Chairman)

Age 52. Elected by the shareholders at the Annual General Meeting. First elected 2003.

BSc (Economics), 1975, Graduate Diploma in Business Administration (Finance), 1977 and Graduate Diploma in Business Administration (Management Accounting), 1980.

Vice Chairman of the Boards of H. Lundbeck A/S, LFI A/S and Chr. Hansen Holding A/S. Member of the Boards of Group 4 Securicor plc., Bang & Olufsen A/S, Lundbeckfonden, Scion DTU A/S and Danmark-Amerika Fondet.

Niels Heering (Vice Chairman)

Age 50. LLM, 1981. Attorney-at-law, 1984. First elected to the Board of Directors in 1991.

Managing partner in the law firm Gorrissen Federspiel Kierkegaard.

Chairman of the Boards of CKBF Invest A/S, Comlex A/S, Ellos A/S, EQT Partners A/S, Jeudan A/S, MRE A/S, Nesdu A/S, NTR Holding A/S, and Stæhr Holding A/S.

Member of the Boards of Columbus IT Partner A/S, Danske Private Equity A/S, J. Lauritzen A/S, Ole Mathiesen A/S, and Venjo A/S.

Kurt Anker Nielsen

Age 59. MSc (Economics and Business Administration), 1972. First elected to the Board of Directors in 2003.

Member of the Boards and Chairman of the Audit Committees of Novo Nordisk A/S and ZymoGenetics, Inc, Seattle, USA. Vice Chairman of the Board of Novozymes A/S. Member of the Board and the Audit Committee of Norsk Hydro ASA, Oslo, Norway. Member of the Boards of Novo A/S, Coloplast A/S and Dakocytomation A/S.

Back to Contents

Christine Bosse

Age 44. Elected by the shareholders at the Annual General Meeting. First elected 2004. LLM, Group CEO, TrygVesta A/S.

Member of several Boards in the TrygVesta Group. Member of the Board of Flügger A/S, Grundfos Management A/S, Poul Due Jensens Fond and member of the Danish Welfare Commission.

Preben Damgaard

Age 41. Elected by the shareholders at the Annual General Meeting. First elected 2004. BSc (Economics), 1985. Graduate Diploma in Business Administration, 1987. President, Damgaard Company A/S.

Chairman of the Boards of Dannebrog Rederi and Heart Made A/S. Member of the Boards of Rockwool International, Proactive A/S, DTU-Innovation A/S, ERP International 2 A/S, Giritech A/S, Bang&Olufsen A/S.

Per-Arne Sandström

Age 57. Elected by the shareholders at the Annual General Meeting. First elected 2004. BSc (Engineering), 1967.

Chairman of the Boards of the Nordic technology companies Atea Holding AB, Birdstep Technology ASA, Nordic Service Group AB and Umetrics AB.

Jan Bardino *

Age 52. .MSc (Computer Science)

First elected to the Board of Directors in 2004. Systems Developer at TDC A/S

Leif Hartmann *

Age 61.

First elected to the Board of Directors in 1996. Systems Technician.

Steen Jacobsen * Age 55.

First elected to the Board of Directors in 1996. Specialist Technician.

Bo Magnussen * Age 57

First elected to the Board of Directors in 1996. Senior Clerk.

Chairman of Lederforeningen at TDC (Association of Managers and Employees in Special Positions of Trust).

_________________________

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

Henning Dyremose (President and Chief Executive Officer).

Age 59. MSc (Chemical Engineering), Graduate Diploma in Business Economics (Organization). Appointed to the Executive Committee in 1998.

Chairman of the Boards of TDC Switzerland AG, TDC Solutions A/S, TDC Mobile International A/S, TDC Cable TV A/S and TDC Directories A/S.

Vice Chairman of the Board of TDC Services A/S Chairman of the Danish Trade Council.

Vice Chairman of the Confederation of Danish Industries and Chairman of the Confederation’s Permanent Committee on Industrial Affairs.

Vice Chairman of the Board of Directors of Brødrene A. O. Johansen A/S and A. O. Invest A/S. Member of the Boards of Carlsberg A/S and Carlsberg Breweries A/S.

Hans Munk Nielsen (Senior Executive Vice President and Chief Financial Officer).

Age 58. MSc (Economics), Stanford Executive Program Appointed to the Executive Committee in 1991. Chairman of the Board of TDC Services A/S.

Vice Chairman of the Boards of TDC Switzerland AG, TDC Solutions A/S, TDC Mobile International A/S, TDC Cable TV A/S, and TDC Directories A/S.

Chairman of the Board of CMO-Denmark Fonden and its subsidiaries.

Member of the Boards of Nordea Invest A/S and Copenhagen Stock Exchange A/S.

     The business address of each director and member of the Executive Committee is TDC A/S, Nørregade 21, DK-0900 Copenhagen C, Denmark.

Compensation

     In 2004, we paid compensation to the Board of Directors and Executive Committee of DKK 3 million and DKK 14 million, respectively, aggregating DKK 17 million. No bonuses were paid in 2004 to the Board of Directors.

Performance based bonuses have been paid to the Executive Committee and are included in the above amount. Board of Directors and the Executive Committee compensation information, including the amount of compensation on an individual basis and a description of the Bonus Program in which the Executive Committee members participate, please see note 4 to the Consolidated Financial Statements.

     In 2004, 65,691 options to purchase our shares were granted to members of the Executive Committee at an average exercise price of DKK 223.75 per share. This brought the total number of outstanding options held by members of the Executive Committee to 321,606 with an average exercise price of DKK 289.69 per share. One third of the options vest annually and consequently each grant vests fully in three years. The options expire 10 years after the date of grant. Since 2003 the members of the Board of Directors no longer receive share options. Please see note 4 to the Consolidated Financial Statements for a description of the Share Option Program.

Back to Contents

     We provide defined-benefit pension plans to certain of our employees. See note 25 to the Consolidated Financial Statements for a description of the plans and the related costs and obligations.

Board Practices

     The members of the Board of Directors do not have service contracts providing for termination benefits. The members of the Executive Committee are, in the event of termination by TDC or due to change of control, entitled to termination benefits of 12 to 36 months' salary plus pensions, benefits as well as compensation for bonuses and share options

     The current Board of Directors committees include the Audit Committee and the Compensation Committee. The Audit Committee was appointed in August 2004.

The Audit Committee is chaired by Kurt Anker Nielsen and the other members are Christine Bosse and Per-Arne Sandström. All members are financially literate, have the necessary ability and experience in understanding financial statements and fulfil the independence requirements prescribed by the Sarbanes-Oxley Act. In 2004, the Audit Committee held two meetings. The primary purposes of the Audit Committee are to assist the Board of Directors in fulfilling its oversight of:

(i)	the integrity of the Group’s annual report and financial reporting process and the Group’s systems of internal accounting and financial controls
(ii)	the engagement of the independent registered public accounting firm and the evaluation of the independent registered public accounting firms qualifications and independence
(iii)	the Group’s compliance with legal and regulatory requirements relating to the annual report and financial reporting, including the Group’s disclosure controls and procedures; and
(iv)	the performance of the internal audit function and oversight of the performance of the independent registered public accounting firm.

The Compensation Committee consists of the Chairman of the Board of Directors, and the Vice Chairman of the Board of Directors. The Compensation Committee approves the compensation and other terms of employment for the members of the Group’s Executive Committee and the framework of the Group incentive program.

    Employees

     In recent years, it has been necessary to reduce our domestic workforce, primarily to adjust to the decline in traditional landline telephony and intensified competition in the domestic market. Increased customer interest in self-service and Internet-based solutions has also contributed to this trend. The adjustment was effected partly by natural attrition and the completion of redundancy programs in 2003 and 2004. At year-end 2004, we have 20,573 full-time employee equivalents compared with 21,125 in 2003. Our domestic operations account for the majority of the decrease, and at year-end 2004 we had 14,998 domestic full-time employee equivalents compared with 16,014 in 2003.

   The following table shows the number of individuals we employed within our 100% owned companies at December 31, 2002, 2003 and 2004:

Back to Contents

				Change from	Change from
	2002	2003	2004	2002 to 2003	2003 to 2004

Domestic activities	16,682	15,677	14,845	-1,005	-832
International activities	2,687	5,110	5,711	2,423	601

Total	19,369	20,787	20,556	1,418	-231

The average number of temporary employees during 2004 was 215.

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

Share Ownership

     As of December 31, 2004, members of our Board of Directors held 4,010 of our shares and members of our Executive Committee hold 31,923 of our shares, a combined total of less than 1% of our outstanding share capital. See note 4 to our consolidated financial statements for additional information concerning share options held by members of the Board of Directors and Executive Committee.

     As of April 30, 2005, 4,308,288 of our shares were subject to options, of which 10,500 were held by the Board of Directors and 309,659 were held by the Executive Committee. The exercise price of the options corresponds to the market price of the shares on their date of grant and ranges from DKK 151.98 to DKK 690.00 per share.

Back to Contents

Item 7 Major Shareholders and Related Party Transactions

Major Shareholders and Brief History of Share Capital

     At December 31, 2004 our share capital amounted to DKK 1,082 million, consisting of 216,459,540 shares with a nominal value of DKK 5 per share.

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

     In October 1999, Ameritech merged into SBC Communications. As a result, as of December 31, 2003, SBC Communications owned 41.58% of our share capital.

     In June 2004 SBC reduced its shareholding in TDC to 9.5% and in November 2004, SBC sold its remaining 9.5%. As a result, TDC shareholder structure now comprises mainly North American and European institutional investors as well as private individuals. In connection with SBC's selling of TDC shares in June 2004, TDC bought 18,084,363 of its own shares or equivalent to approximately 8.4% of the outstanding shares. Upon the completion of the transaction TDC held approximately 10% of its share capital.

     At the Annual General Meeting held on March 17, 2005 it was resolved to reduce our share capital by cancellation of a part of our own shares equal to the number acquired from SBC, i.e. approximately 8.4% of TDC’s share capital. The implementation of the reduction of the share capital is subject to the expiration of a 3 month advertisement period in which

Back to Contents

no creditors have proven their claims. TDC will after the reduction of the share capital hold approximately 1.6% own shares to cover the commitment under TDC's share option program.

     At the Annual General Meeting held on 17 March 2005 it was also resolved to amend the Articles of Association by lifting the provision according to which no shareholder should be entitled to own and/or control shares corresponding to more than 9.5% of the authorized share capital of the company, unless the Board of Directors had consented.

     Shareholders owning more than 5% of our shares at any time since January 1, 2000, and their respective holdings at the end of 2000, 2001, 2002, 2003 and 2004, are set forth in the table below.

			Arbejdsmarkedets
	SBC Communications		Tillægspension		Franklin / Templeton

	Shares	Percent	Shares	Percent	Shares	Percent

December 31, 2000	90,000,000	41.58	13,344,400	6.16	522,600	0.24
December 31, 2001	90,000,000	41.58	16,871,300	7.79	1,554,000	0.72
December 31, 2002	90,000,000	41.58	14,708,000	6.79	8,229,000	3.80
December 31, 2003	90,000,000	41.58	12,885,254	5.95	9,750,154	4.50
December 31, 2004	0	0	11,576,967	5.35	11,166,758	5.16

	Capital		TDC

	Shares	Percent	Shares	Percent

December 31, 2000	3,758,300	1.74	793,347	0.37
December 31, 2001	0	0.00	1,206,059	0.56
December 31, 2002	0	0.00	1,671,471	0.77
December 31, 2003	6,719,702	3,10	3,167,764	1.46
December 31, 2004	17,514,399	8,09	21,582,145	9.97

     The major shareholders listed above do not have voting rights different from other shareholders.

     We are not currently aware of any arrangements that may, at a subsequent date, result in a change of control of TDC Group.

     It is estimated that our shares by the end of 2004 are distributed such that approximately 31% are held in the United States, 35% in Denmark, 33% in the rest of Europe and less than 1% in the Asia/Pacific region. At December 31, 2004 there were approximately 4,975 holders on record in the United States.

Related Party Transactions

     Danish companies in the TDC Group have entered into certain lease transactions with their related Danish pension funds. For further information about related party transactions, please see note 28 to our consolidated financial statements.

Interests of Experts and Counsel

     Not applicable.

Back to Contents

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

	DKK per share		USD per ADS

Year	High	Low	High	Low

2000	764	315	495/8	187/8
2001	440	250	27.13	15.46
2002	305	150.5	18.35	10.19
2003	218.5	144	18.16	10.56
2004	255	188.5	21.64	15.43

Year	DKK per share		USD per ADS

2003	High	Low	High	Low

First quarter	193	144	13.80	10.56
Second quarter	196	160	15.49	11.84
Third quarter	216.5	183	16.30	14.07
Fourth quarter	218.5	199	18.16	15.74

2004
First quarter	255	217	21.56	18.31
Second quarter	226.5	188.5	18.66	15.43
Third quarter	223	196	18.42	15.93
Fourth quarter	237	210.25	21.64	17.4

2005
First quarter	236	258.5	23.02	20.56

	DKK per share		USD per ADS

Month	High	Low	High	Low

November 2004	229.25	213.75	20.50	18.28
December 2004	237	223	21.64	19.92
January 2005	241.75	236	21.45	20.60
February 2005	257	241.25	22.68	20.98
March 2005	258.5	236	23.02	20.56
April 2005	263.5	241.5	23.07	20.91

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

     Compensation of the Board of Directors must be approved by the shareholders at a General Meeting. The Board has established a Board Committee, the Compensation Committee, consisting of the Chairman and the Vice Chairman of the Board of Directors, which approves the compensation for the Executive Committee.

     Neither our constituent documents nor the Danish Companies Act requires our directors to retire when a certain age is reached, and there are no shareholding requirements for our directors; however the Board of Directors has resolved that the directors must retire at the age of 67.

Dividends

     If the shareholders at an Annual General Meeting approve a suggestion from the Board of Directors to pay dividends, then all shareholders and holders of ADSs are entitled to receive dividends pro rata to their shareholding in TDC A/S.

Back to Contents

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

     The Annual General Meeting is held every year before the end of April and shall be called by not less than 14 days nor more than 28 days notice.

     Extraordinary General Meetings, which may be called by resolution of either the Board of Directors, our Auditors, or by the shareholders at an Annual General Meeting shall be called by not less than 8 days nor more than 28 days notice. Furthermore, an Extraordinary General Meeting shall be convened whenever, for the consideration of a specified subject, a shareholder holding at least one-tenth of our share capital requests such a meeting in writing. The Extraordinary General Meeting shall be convened within 14 days of receipt of the pertinent request.

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

Limitations on Rights to Own Securities

     At our Annual General Meeting held on March 17, 2005 it was resolved to amend the Articles of Association by lifting the provision according to which no shareholder should be entitled to own and/or control shares corresponding to more than 9.5% of the authorized share capital of the company, unless the Board of Directors had consented.

     As from March 17, 2005 no limitations on the rights of nonresident or foreign owners to hold or vote our shares or ADSs are imposed by the laws of Denmark, our Articles of Association, nor any of our other constituent documents.

Back to Contents

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

     There are no limitations on the rights of nonresident or foreign owners to hold or vote our shares or ADSs imposed by the laws of Denmark, our Articles of Association, or any of our other constituent documents.

Taxation

     The following is a summary of the principal Danish and US federal income tax considerations that are likely to be material to the ownership and disposition of shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to the ownership or disposition of shares or ADSs. YOU ARE STRONGLY ENCOURAGED TO CONSULT YOUR OWN TAX ADVISERS REGARDING THE TAX

CONSEQUENCES TO YOU OF ACQUIRING, OWNING OR DISPOSING OF SHARES OR ADSs IN THE

COMPANY. In particular, this summary applies to you only if you hold shares or ADSs as capital assets for tax purposes, and are the beneficial owner of less than 10% of the share capital of the company. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;
•	a bank;
•	a life insurance company;
•	a tax-exempt organization;
•	a person that holds shares or ADSs that are a hedge or that are hedged against interest rate or currency risks;
•	a person that holds shares or ADSs as part of a straddle or conversion transaction for tax purposes;
•	a person whose functional currency for tax purposes is not the US dollar; or
•	a person that owns or is deemed to own ten percent or more of any class of our stock.

     The summary is based on laws, treaties, and regulatory interpretations in effect on the date hereof, all of which are subject to change, possibly on a retroactive basis. You should consult your own tax advisers regarding the tax consequences of purchasing, owning, or disposing of shares or ADSs in the light of your particular circumstances, including the effect of any state, local, or other national laws.

Danish Tax Considerations

     The following discussion applies to holders of shares or ADSs that are not resident in Denmark for tax purposes (or otherwise subject to full Danish tax liability), and do not hold shares or ADSs in connection with a trade or business conducted through a permanent establishment in Denmark.

Back to Contents

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

     Dividends. The gross amount of any dividends distributed by us with respect to shares or ADSs (including amounts withheld in respect of Danish tax) generally will be subject to US federal income taxation as foreign source dividend income. You will include dividends paid in a currency other than the US dollar in income in a dollar amount calculated by reference to the exchange rate in effect on the date you receive the dividends (or, in the case of ADSs, the date the depositary receives them). Subject to certain exceptions for short-term and hedged positions the US dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on the shares and ADSs will be treated as qualified dividends if (i) the company is eligible for the benefits of a comprehensive income tax treaty with the united states that the irs has approved for the purposes of the qualified dividends rules and (ii) the company was not, in the year prior to the year in which the dividend is paid, and is not, in the year in which the dividend is paid, (a) a passive foreign investment company ("PFIC") or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company ("FPHC") or foreign investment company ("FIC"). The income tax treaty between Denmark and the United States has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC, FPHC or FIC for US federal income tax purposes with respect to its 2003 or 2004 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its

Back to Contents

income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2005 taxable year.

     The US Department of the Treasury has announced its intention to promulgate rules pursuant to which holders of shares and ADSs and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Holders of shares and ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

     Subject to generally applicable limitations under US law, Danish withholding tax at the rate provided under the Treaty will constitute a foreign income tax that is eligible for credit against your US federal income tax liability or, at your election, may be deducted in computing taxable income. Under certain conditions, foreign tax credits are not allowed for withholding taxes imposed in respect of short-term or hedged positions. You should consult your own tax advisers if you have questions about whether such rules may affect your ability to utilize foreign tax credits. You should consult your own advisers concerning the implications of these rules in the light of your particular circumstances.

     Sale or other Disposition of Shares or ADSs. For US federal income tax purposes, gain or loss you realize on the sale or other disposition of shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares or ADSs were held for more than one year. The net amount of long-term capital gain recognized by an individual holder generally is subject to taxation at a reduced rate. Your ability to deduct capital losses is subject to limitations.

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

Back to Contents

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

     Copies of this Annual Report on Form 20-F can be obtained upon request from TDC, Investor Relations, Nørregade 21, DK-0900 Copenhagen C, Denmark. Copies can also be downloaded from the Investor Relations pages on http://tdc.com/article.php?dogtag=art_3959_061485. The Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

Subsidiary Information

     Not applicable.

Item 10C Material Contracts

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

Market Risk

     TDC is exposed to certain market and credit risks related to its financial portfolios, investments in foreign companies, and purchases and sales of goods and services denominated in foreign currencies.

     TDC identifies, monitors and controls each of these risks through risk management policies and procedures approved by Management. The market values of financial assets and liabilities and interest-rate, exchange-rate, credit and share price exposures are computed on a daily basis. The Board of Directors defines the highest acceptable levels of exposure.

Refinancing

     In order to reduce its refinancing risk, TDC aims to even out the maturity profile of the loan portfolio. To further reduce its refinancing risk, TDC had committed credit lines of DKK 10.2bn at year-end 2004.

Interest rate

     TDC has raised floating and fixed interest-rate loans with maturities of up to 9 years.

     Interest-rate risk management involves surveillance of TDC’s interest-bearing assets, liabilities and financial instruments. The interest-rate risk is calculated according to the value-at-risk method and is managed using interest-rate swaps.

Exchange rate

     The net exchange-rate exposure in domestic companies from trade accounts payable and receivable is hedged on the date on which it is known.

     The exchange-rate exposure from TDC’s business activities relates materially to the net income in foreign subsidiaries, as their income and expenses are denominated mainly in local currencies.

     Currency swaps and forward-exchange contracts are used to minimize exposures from financial activities in foreign currencies. However, TDC does not consider positions in euro (EUR) to constitute a major risk because of the fixed-exchange-rate policy of the Danish government vis-à-vis the euro.

     TDC does not hedge investments in foreign enterprises, but has decided to hedge the investment in TDC Switzerland. Currency gains/losses resulting from this activity are reflected in currency translation adjustments under shareholders’ equity.

Value at risk

     Market risk is the risk of fluctuations in the market value of a financial instrument as a result of changes in market factors. Statistical models based on fluctuations in historical prices can estimate potential losses that could arise from

Back to Contents

changes in market conditions. The estimates are calculated using a probability-based approach for measuring TDC’s exposure to market risks.

     TDC performs daily value-at-risk analyses (VaR) of all its significant financial instruments based on volatilities of and correlations between exchange rates and interest rates respectively. The VaR calculations are based on the portfolios held and express how adverse changes in market prices affect the market value of TDC’s financial instruments.

     The daily estimates represent the maximum potential financial loss to TDC, at a 95% confidence level, from adverse changes in either interest rates or foreign exchange rates over a one-year period.

     The interest rate VaR for net interest-bearing debt amounted to DKK 1,165m at year-end 2004 compared with DKK 1,352m at year-end 2003.

     The average interest VaR for 2004 totaled DKK 1,184m and moved within an interval between DKK 953m and DKK 1,359m. TDC’s approved maximum of DKK 2,000m for interest VaR was therefore not exceeded at any time in 2004. The highest interest VaR observed was 68% of the maximum approved amount.

     Foreign exchange VaR for net interest-bearing debt, the investment in TDC Switzerland as well as trade accounts payable and receivable amounted to DKK 4m at year-end 2004 compared with DKK 15m at year-end 2003.

     The average foreign-exchange VaR for 2004 amounted to DKK 11m and moved within an interval between DKK 1m and DKK 92m. TDC’s approved maximum of DKK 300m for foreign-exchange VaR was therefore not exceeded at any time in 2004. The highest foreign-exchange VaR observed was 31% of the approved maximum.

     In TDC's opinion, its approved maximum amounts for interest-rate and currency exposures are acceptable compared with its expected future earnings, equity and market capitalization.

Value at risk amounts from adverse changes in interest rates and foreign exchange rates[1]								DKKm

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04

Interest rate value-at-risk on net interest-bearing debt	1,171	1,172	1,380	1,352	1,291	1,218	1,089	1,165
Foreign exchange rate value-at-risk on net interest bearing debt, the
investment in TDC Switzerland and net trade accounts	32	33	23	15	5	5	3	4
[1] End-of-period figures for TDC A/S, TDC Solutions A/S, TDC Mobile International A/S, TDC Mobil A/S, TDC Directories A/S, TDC Services A/S and TDC Cable TV A/S.

Credit risk

     TDC is exposed to credit risks in a variety of areas: as a supplier of services to Danish and international customers and business partners, as counterparty to financial contracts, and as a holder of securities.

     Credit risks associated with TDC’s financial contracts are managed by a set of policies and procedures stating approved maximum credit limits based on e.g. credit ratings of counterparties.

Shares

TDC has no significant shareholdings other than shares held in subsidiaries and associated enterprises.

     TDC held 21,582,145 shares or almost 10% of the common shares at year-end 2004. Most of the shares were acquired in 2004 when the former main shareholder, SBC, sold its shares. In addition, TDC holds shares to cover the commitments under TDC’s share option program.

Back to Contents

     At our Annual General Meeting held on March 17, 2005 it was resolved to amend the Articles of Association by lifting the provision according to which no shareholder should be entitled to own and/or control shares corresponding to more than 9.5% of the authorized share capital of the company, unless the Board of Directors had consented.

     As from March 17, 2005 no limitations on the rights of nonresident or foreign owners to hold or vote our shares or ADSs are imposed by the laws of Denmark, our Articles of Association, nor any of our other constituent documents.

     On March 17, 2005 the Annual General Meeting resolved to reduce our share capital by cancellation of a part of our own shares equal to the number acquired from SBC Communications in June 2004, i.e. approximately 8.4% of the share capital. The implementation of the reduction of the share capital is subject to the expiration of a 3 month advertisement period in which no creditors have proven their claims. TDC will after the reduction of the share capital hold approximately 1.6% own shares to cover the commitment under TDC's share option program.

TDC’s pension funds

     TDC's pension funds invest in a variety of marketable securities, including equities. The rate of return on these investments has implications for TDC's financial results and pension plan funding requirements. TDC is obliged to cover any shortfall in these pension funds' ability to comply with the premium reserve requirements under the Danish Act on Company Pension Funds.

Back to Contents

Item 12 Description of Securities Other than Equity Securities

Not applicable.

Item 13 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

     At our Annual General meeting on March 17, 2005 the company's Articles of Association was amended, which included the abolition of the rules in the Articles of Associations stipulating that no shareholder must own and/or control more than 9.5% of the common shares without the consent of the Board.

Item 15 Controls and Procedures

Evaluation of disclosure controls and procedures

     We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and our chief financial officer have concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

     There have been no changes in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A Audit committee financial expert

     The Board of Directors has determined that Kurt Anker Nielsen, qualifies as an audit committee financial expert within the meaning of this Item 16A. Kurt Anker Nielsen fulfil the independence requirements prescribed by the New York Stock Exchange.

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

Item 16C Principal Accountant Fees and Services

Audit fees

     The aggregate audit fees for 2004 amounted to DKK 15 million compared with DKK 19 million in 2003.

     Audit fees consist of fees billed for the annual audit of our consolidated financial statements and the financial statements of the parent company, TDC A/S. They also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the SEC.

Audit-related fees

     The aggregate audit-related fees for 2004 amounted to DKK 13 million compared with DKK 8 million in 2003.

     Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and include consultations concerning financial accounting and reporting standards and internal control reviews.

Tax fees

     The aggregate tax fees for 2004 amounted to DKK 6 million compared with DKK 5 million in 2003.

     Tax fees include fees billed for tax compliance services, including assistance on the preparation of tax returns and claims for refund; tax consultation and -assistance, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from tax authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

All other fees

     For 2004, all other fees to the independent auditor amounted to DKK 3 million compared with DKK 5 million in 2003.

     All other fees included fees for risk management advisory services and actuarial services.

Pre-approval policies

     The Audit committee assesses all requests for services to be performed by the independent auditor to TDC and any of its subsidiaries for compliance with the established pre-approval policy. The pre-approval policy requires the Audit committee to assess the nature and scope of the proposed services including engagement terms and fees for all audit and non-audit services prior to the engagements in order to assure that the provision of such services does not impair the auditor's independence in light of applicable Danish and international law, as well as the principles and other guidance

Back to Contents

enunciated by the Securities and Exchange Commission and the Public Company Accounting Oversight Board. The Audit committee will also take into account other factors in this determination, such as the ratio of audit to non-audit services for a given period and whether the level of non-audit services, even if permissible under applicable law, is appropriate in light of the independence of the auditor.

     None of the accountant services listed above were approved by the Board of Directors pursuant to any de minimis exception from the pre-approval policy.

Item 16E Purchase of Equity Securities by the Issuer and Affiliated Purchasers

	(a) Total Number of Shares	(b) Average Price Paid per Share in	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or	(d) Maximum Number of Shares that may yet be purchased under the Plans or
2004	Purchased	DKK	Programs	Programs (1)

March 1-31 (2)	633,270	246,02	633,270	18,031,546
June 1-30 (3)	18,084,363	188,50	18,084,363	0

Total	18,717,633	190,45	18,717,633	-

(1)	The Board of Directors may direct TDC to acquire its own shares at a nominal value of up to 10 percent of the share capital in accordance with section 48 of the Danish Companies Act. The Board of Directors was authorized by TDC’s shareholders at its April 9, 2003 Annual General Meeting to acquire up to 10 percent of the share capital of TDC. Such shareholder authorization must be renewed at each subsequent Annual General Meeting, and on March 29, 2004 as well as on March 17, 2005 the Annual General Meeting approved such an authorization until the next Annual General Meeting.
(2)	The treasury shares purchased in March 2004 were primarily purchased to hedge our commitments under the share option program for the Executive Committee and other management employees.
(3)	In June 2004, SBC Communications announced and reduced its shareholding in TDC from 41.6% to 9.5%, while TDC acquired approximately 8.4% of TDC’s total share capital.

     On March 17, 2005 the Annual General Meeting resolved to reduce our share capital by cancellation of a part of our own shares equal to the number acquired from SBC Communications in June 2004, i.e. approximately 8.4% of the share capital. The implementation of the reduction of the share capital is subject to the expiration of a 3 month advertisement period in which no creditors have proven their claims.

Back to Contents

Item 17 Financial Statements

Index to Consolidated Financial Statements

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Income for each of the years in the three-year period
ended December 31, 2004	F-4
Consolidated Balance Sheets at December 31, 2003 and 2004	F-5
Consolidated Statements of Changes in Shareholders’ Equity for each of the years in the
three-year period ended December 31, 2004	F-8
Consolidated Statements of Cash Flows for each of the years in the three-year period ended
December 31, 2004	F-9
Notes to the Consolidated Financial Statements	F-12

Item 18 Financial Statements

The Registrant has responded to Item 17 in lieu of responding to this item.

Item 19 Exhibits

The following documents are being filed as exhibits to this annual report:

1. Articles of Association of TDC A/S (filed in English translation).

8. Subsidiaries of TDC A/S (set forth in note 29 to our consolidated financial statements).

12.1 CEO Certification.

12.2 CFO Certification.

13.1 Section 906 Certification.

_________________________

Back to Contents

Signatures

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TDC A/S (Registrant)

By: /S/ Hans Munk Nielsen

Name: Hans Munk Nielsen

Title: Executive Vice-President and Chief Financial Officer

Dated: May 23, 2005.

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

May 23, 2005

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

May 23, 2005

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

     The Annual Report on Form 20-F for the year ended December 31, 2004 (the "Form 20-F") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 23, 2005

/S/ Henning Dyremose
Henning Dyremose Chief Executive Officer

Dated May 23, 2005

/S/ Hans Munk Nielsen
Hans Munk Nielsen Chief Financial Officer

     A signed original of this written statement required by Section 906 has been provided to TDC A/S and will be retained by TDC A/S and furnished to the Securities and Exchange Commission or its staff upon request.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

The Financial Statements of 50 percent or less owned companies which are accounted for by the equity method have not been included because the registrants proportional share of income from continuing operations before income taxes of each such company and the investment in and advances to each such company is less than 20% of consolidated income from continuing operations for the Group, before income taxes, and 20% of consolidated total assets of the Group, respectively, except as indicated in the following sentence. The registrant's proportional share of income from continuing operations before income taxes from its investment in Belgacom SA/NV exceeded 20% of consolidated income from continuing operations before income taxes in fiscal year 2004 due to the gain on the sale of the investment in March 2004. With respect to the registrant's investment in Belgacom SA/NV, the registrant would not have been able to obtain separate financial statements as required under rule 3-09 of Regulation S-X for Belgacom SA/NV without undue difficulty and expense and accordingly requested and obtained a waiver from the SEC Staff from separate financial statement requirements under rule 3-09 of Regulation S-X for its investment in Belgacom SA/NV for fiscal year 2004 in Form 20-F filings with the Securities and Exchange Commission.

Summarized financial information for Belgacom for 2002, 2003 and 2004, as applicable, is set forth in the notes to the registrant's consolidated financial statements.

The Consolidated Financial Statements listed below are presented in Danish kroner (DKK) and amounts pertaining to the most recent financial year and certain other amounts are also expressed in US dollars, the US dollar amounts being presented solely for convenience and translated at the rate of USD 1 = DKK 5.4676, which is the exchange rate of US dollars for Danish kroner as quoted by the Nationalbank of Denmark on December 31, 2004. The US dollar amounts should not be construed as representations that the DKK amounts have been, could be or could in the future be converted into US dollars at this or any other rate.

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of TDC A/S

In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of TDC A/S and its subsidiaries at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Denmark. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Belgacom SA/NV (an associate in which the Company had a 16.5% ownership interest as of December 31, 2002, a 15.9% ownership interest as of December 31, 2003 and no ownership interest subsequent to March 25, 2004, at which time the Company’s remaining investment in the associate was disposed), which were prepared in accordance with International Financial Reporting Standards. We audited the adjustments necessary to convert such statements to generally accepted accounting principles in Denmark and generally accepted accounting principles in the United States of America for purposes of inclusion in the consolidated financial statements. The Company’s investment in Belgacom SA/NV was 5,686 DKKm at December 31, 2003 and the Company’s equity in the income of Belgacom SA/NV was 927 mDKK and 143 mDKK for the fiscal years ended December 31, 2002 and 2003, respectively. The financial statements of Belgacom SA/NV were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Belgacom SA/NV under International Financial Reporting Standards as of December 31, 2003 and for the fiscal years ended December 31, 2002 and 2003, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the accounting policies have been changed in relation to proportional consolidation and revenue recognition.

Accounting principles generally accepted in Denmark vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

/S/ PricewaterhouseCoopers
PricewaterhouseCoopers

February 23, 2005
Copenhagen, Denmark

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mr. D. Bellens
Managing Director
BELGACOM SA DE DROIT PUBLIC/NV VAN PUBLIEK RECHT

We have audited the consolidated balance sheets of Belgacom SA/NV and subsidiaries as of December 31, 2003, and 2002, and the related consolidated statements of income, shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Belgacom SA/NV and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards.

Brussels, Belgium
February 19, 2004

Ernst & Young Reviseurs d’Entreprises S.C.C.
Represented by

/S/ Ludo SWOLFS
Ludo SWOLFS
Partner

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

		For the year ended December 31

Note					2004
					USDm
		2002	2003	2004	(un-
		DKKm	DKKm	DKKm	audited)

2, 3	Net revenues	42,011	41,413	43,570	7,969
	Work performed for own purposes and capitalized	1,465	1,291	1,225	224
	Other operating income	344	525	6,683	1,222

	Total revenues	43,820	43,229	51,478	9,415

	Transmission cost, raw materials and supplies	(15,842)	(15,049)	(16,376)	(2,995)
	Other external charges	(8,653)	(8,019)	(8,208)	(1,501)
4	Wages, salaries and pension costs	(8,230)	(9,055)	(8,637)	(1,580)
	Depreciation, amortization and write-downs	(8,030)	(7,963)	(8,193)	(1,498)

	Total operating expenses	(40,755)	(40,086)	(41,414)	(7,574)

	Operating income	3,065	3,143	10,064	1,841

	Income before income taxes from
	investments in associated enterprises	1,088	818	749	137
5	Fair value adjustments	2,687	579	178	33
6	Interest and other financial income	2,345	2,711	2,539	464
7	Interest and other financial expenses	(3,395)	(3,869)	(3,439)	(629)

	Net financials	2,725	239	27	5

	Income before income taxes	5,790	3,382	10,091	1,846
8	Income taxes	(1,559)	(1,629)	(1,351)	(247)

	Income before minority interests	4,231	1,753	8,740	1,599
	Minority interests’ share of net income (loss)	227	(8)	2	0

	Net income	4,458	1,745	8,742	1,599

	Earnings per share of nominal value DKK 5, DKK/USD	20.6	8.1	42.7	7.8

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

CONSOLIDATED BALANCE SHEETS

		At December 31

Note	Assets			2004
				USDm
		2003	2004	(un-
		DKKm	DKKm	audited)

	Goodwill	23,876	25,166	4,603
	Rights, software etc.	4,080	4,408	806

9	Intangible assets, net	27,956	29,574	5,409

	Land and buildings	1,031	987	181
	Telecommunications installations	21,228	21,984	4,021
	Other installations	1,765	1,608	294
	Installation materials	307	214	39
	Property, plant and equipment under construction	929	1,424	260

10	Property, plant and equipment, net	25,260	26,217	4,795

	Investments in associated enterprises	6,784	1,521	278
	Amounts owed by associated enterprises	1,069	1,088	199
	Minority passive investments	89	44	8
	Other financial assets	746	100	19

11	Investments and other assets, net	8,688	2,753	504

	Total fixed assets	61,904	58,544	10,708

	Merchandise inventories	620	534	98

	Total inventories	620	534	98

12	Trade accounts receivable	8,067	7,584	1,387
13	Contract work in process	80	79	14
	Amounts owed by associated enterprises	353	19	3
8	Deferred tax assets	927	974	178
8	Tax receivable	15	19	4
	Other accounts receivable	2,626	1,736	317
14	Prepaid expenses	7,465	7,807	1,428

	Total accounts receivable	19,533	18,218	3,331

	Marketable securities	2,028	3,412	624

15	Treasury shares	0	0	0

16	Cash	5,430	6,838	1,251

	Total current assets	27,611	29,002	5,304

	Total assets	89,515	87,546	16,012

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

CONSOLIDATED BALANCE SHEETS -- (Continued)

		At December 31

Note	Liabilities and Shareholders’ Equity			2004
				USDm
		2003	2004	(un-
		DKKm	DKKm	audited)

	Common shares	1,082	1,082	198
	Capital in excess of par value	8,652	8,652	1,582
	Retained earnings	20,679	23,793	4,352
	Proposed dividends	2,560	2,436	445

17	Total shareholders’ equity	32,973	35,963	6,577

18	Minority interests	2	27	5

19	Pension provisions, etc.	152	131	24
8	Deferred tax provision	4,981	5,139	940
19	Other provisions	975	1,228	225

	Total provisions	6,108	6,498	1,189

	Bonds and long-term bank loans	32,203	28,312	5,178
	Other long-term debt	771	705	129

20	Total long-term debt	32,974	29,017	5,307

20	Current maturities of long-term debt	2,781	598	109
21	Short-term bank loans	533	728	133
	Prepayments from customers	227	532	97
	Trade accounts payable	5,587	5,614	1,027
	Amounts owed to other associated enterprises	51	2	0
8	Corporate income tax payable	422	675	124
	Other accounts payable	4,603	4,267	781
	Deferred income	3,254	3,625	663

	Total short-term debt	17,458	16,041	2,934

	Total debt	50,432	45,058	8,241

	Total liabilities	56,542	51,583	9,435

	Total liabilities and shareholders’ equity	89,515	87,546	16,012

Back to Contents

	Certain Other Note References:
2	Segment reporting, activities	28	Related Party Transactions
3	Segment reporting, geographical segments	29	Overview of Group Companies
22	Acquisition of Enterprises	30	Reconciliation to US GAAP
23	Disposal of Enterprises	31	Auditors’ remuneration
24	Financial Instruments, etc.	32	Net Interest-bearing Debt
25	Pension Obligations	33	Supplementary US GAAP Information
26	Other Financial Commitments	34	Valuation and Qualifying Accounts and
27	Contingent Assets and Contingent Liabilities		Reserves

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

Consolidated Statements of Changes in Shareholders’ Equity (Note 17)

						Total
	Compre-		Capital in			Share-
	hensive	Common	excess of	Retained	Proposed	holders'
	income	Shares	par value	earnings	dividends	Equity
	DKKm	DKKm	DKKm	DKKm	DKKm	DKKm

Balance at January 1, 2002		1,082	8,652	21,177	2,363	33,274
Adjustment relating to changes in accounting policies				(561)		(561)
Adjusted balance at January 1, 2002		1,082	8,652	20,616	2,363	32,713

Distributed dividends					(2,363)	(2,363)
Comprehensive income:
Net income for the year	4,458			4,458		4,458
Exchange rate adjustments, net	(165)			(165)		(165)
Tax related to changes in shareholders’ equity	105			105		105

Comprehensive income	4,398

Tax adjustment regarding treasury shares				50		50
Acquisition of treasury shares				(137)		(137)
Proposed dividends [1]				(2,470)	2,470	0

Balance at December 31, 2002		1,082	8,652	22,457	2,470	34,661

Balance at January 1, 2003		1,082	8,652	22,457	2,470	34,661

Distributed dividends				17	(2,470)	(2,453)
Comprehensive income:
Net income for the year	1,745			1,745		1,745
Exchange rate adjustments, net	(47)			(47)		(47)
Additional minimum pension liability in
Belgacom	(99)			(99)		(99)
Tax related to changes in shareholders’ equity	(501)			(501)		(501)

Comprehensive income	1,098

Tax effect regarding employee shares				38		38
Acquisition of treasury shares				(371)		(371)
Proposed dividends [1]				(2,560)	2,560	0

Balance at December 31, 2003		1,082	8,652	20,679	2,560	32,973

Balance at January 1, 2004		1,082	8,652	20,679	2,560	32,973

Distributed dividends				5	(2,560)	(2,555)
Comprehensive income:
Net income for the year	8,742			8,742		8,742
Exchange rate adjustments, net	137			137		137
Reversal of additional minimum pension
liability in Belgacom	99			99		99
Tax related to changes in shareholders’ equity	98			98		98

Comprehensive income	9,076

Acquisition of treasury shares				(3,531)		(3,531)
Proposed dividends [1]				(2,436)	2,436	0

Balance at December 31, 2004		1,082	8,652	23,793	2,436	35,963

Expressed in USDm		198	1,582	4,352	445	6,577

1 Net of dividends related to treasury shares amounting to DKK 270m (USD 49m) in 2004, DKK 38m in 2003 and DKK 19m in 2002.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

Consolidated Statements of Cash Flows

				2004
	2002	2003	2004	USDm
	DKKm	DKKm	DKKm	(unaudited)

Cash flow from operating activities:
Net income	4,458	1,745	8,742	1,599
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation, amortization and write-downs	8,030	7,963	8,193	1,498
Change in deferred tax, etc.	540	499	245	45
Change in provisions (excl. of deferred tax)	(692)	204	(177)	(32)
Change in pension assets	(312)	194	(128)	(23)
(Profit)/Loss on sale of enterprises	(8)	(194)	(6,443)	(1,179)
(Profit)/Loss on disposal of fixed assets	0	(80)	(36)	(7)
(Income)/Loss before income taxes from investments in associated
enterprises	(1,088)	(818)	(749)	(137)
Fair value adjustments	(2,687)	(579)	(178)	(33)
Minority interests’ share of net result	(227)	8	(2)	0
Other	349	312	388	71
Change in:
- Inventories	137	133	144	26
- Receivables	1,454	656	1,419	260
- Trade accounts payable	(1,091)	(551)	(225)	(41)
- Prepayments and accrued income, other accounts payable, etc.	1,090	1,223	(81)	(15)
Dividends received from associated enterprises	1,373	423	577	106
Outlays for marketable securities	(929)	(2,049)	(2,441)	(447)
Receipts from marketable securities	19	962	1,026	188

Net cash from operating activities	10,416	10,051	10,274	1,879

Cash flow from investing activities:
Investment in subsidiaries (Note A)	(958)	(7,904)	(4,761)	(871)
Acquisition of fixed assets	(6,807)	(5,562)	(5,555)	(1,016)
Sale of subsidiaries (Note B)	0	(30)	1,152	211
Proceeds from sale of Belgacom	-	0	11,788	2,156
Sale of property, plant and equipment	99	268	120	22
Sale of intangible assets and investments and other assets	5,039	1,220	922	168

Net cash from/(used for) investing activities	(2,627)	(12,008)	3,666	670

Cash flow from financing activities:
Proceeds from long-term loans	8,867	9,860	55	10
Repayments of long-term debt	(1,854)	(1,389)	(6,696)	(1,225)
Net borrowings from short-term bank loans	(11,354)	(704)	151	28
Change in minority interests	82	0	14	3
Dividends paid	(2,363)	(2,453)	(2,555)	(467)
Acquisition of treasury shares, net	(137)	(371)	(3,531)	(646)

Net cash from/(used for) financing activities	(6,759)	4,943	(12,562)	(2,297)

Effect of exchange rate changes on cash	(5)	6	22	4

Additions related to changed consolidation of investments	0	9	8	2

Increase/(decrease) in cash and cash equivalents	1,025	3,001	1,408	258
Cash and cash equivalents at beginning of year	1,404	2,429	5,430	993

Cash and cash equivalents at end of the year	2,429	5,430	6,838	1,251

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

Consolidated Statements of Cash Flow (Continued)

				2004
				USDm
	2002	2003	2004	(un-
Supplemental disclosure of cash flow information:	DKKm	DKKm	DKKm	audited)

Cash paid during the year:
Interest	2,855	3,330	3,723	681

Income tax	612	544	453	83

Financial reserves at the end of the year:
Cash	2,429	5,430	6,838	1,251
Marketable securities	944	2,028	3,412	624

Cash and marketable securities at the end of the year	3,373	7,458	10,250	1,875
Undrawn credit lines	10,760	11,166	10,185	1,863

Total financial reserves	14,133	18,624	20,435	3,738

Note A          Investment in Subsidiaries

The fair value of acquired assets and liabilities consists of the following at the time of acquisition:

				2004
				USDm
	2002	2003	2004	(un-
	DKKm	DKKm	DKKm	audited)

Intangible assets	7	234	804	147
Property, plant and equipment	41	17	2,034	372
Investments and other assets	0	0	41	7
Inventories	13	8	46	8
Accounts receivable	52	(70)	619	113
Deferred tax assets/(liabilities)	(3)	(45)	123	23
Cash and cash equivalents	8	17	472	86
Minority interests	13	209	(13)	(2)
Provisions	0	0	(446)	(81)
Long-term debt	(3)	0	(18)	(3)
Corporate income tax receivable/(payable)	0	0	(1)	0
Short-term debt	80	(33)	(1,032)	(189)

Net assets	208	337	2,629	481
Previous investments recognized under associated enterprises	0	0	(92)	(17)
Goodwill	758	7,584	2,632	481
Goodwill, changed consolidation method	0	0	64	12

Total acquisition cost	966	7,921	5,233	957

Hereof cash and cash equivalents	(8)	(17)	(472)	(86)

Net cash paid for acquisitions	958	7,904	4,761	871

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

Consolidated Statements of Cash Flow (Continued)

Note B Sale of Subsidiaries

The carrying value of assets and liabilities consists of the following at the time of sale:

				2004
				USDm
	2002	2003	2004	(un-
	DKKm	DKKm	DKKm	audited)

Intangible assets	0	2	109	20
Property, plant and equipment	44	15	47	9
Investments and other assets	0	0	34	6
Inventories	0	1	0	0
Accounts receivable	(51)	17	138	25
Deferred tax assets/(liabilities)	2	0	(3)	(1)
Cash and cash equivalents	4	30	34	6
Minority interests	1	0	0	0
Provisions	0	(4)	(5)	(1)
Corporate income tax receivable/(payable)	0	0	(69)	(12)
Short-term debt	(4)	(20)	(67)	(12)

Net assets	(4)	41	218	40
Profit/(loss) on sale of subsidiaries	8	(41)	968	177

Total sales amount	4	0	1,186	217

Hereof cash and cash equivalents	(4)	(30)	(34)	(6)

Net cash from sales	0	(30)	1,152	211

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

Changes in accounting policies
The accounting policies have been changed in relation to:

•	proportional consolidation
•	revenue recognition

TDC has discontinued the proportional consolidation of jointly controlled enterprises. TDC’s jointly controlled enterprises are now reported using the equity method. Consequently, the Groups' share of results before taxes are included in net financials as income from investments, the share of taxes are classified as such, and the share of the enterprises' equity is included in investments and other assets in the Balance Sheets. Previously, under proportional consolidation, TDC’s shares of each of the enterprises’ accounting items were recognized on a line-by-line basis in the Consolidated Financial Statements. Net income and shareholders’ equity have not been impacted by this change in accounting policy. Following the divestment of Belgacom in March 2004, the changed policy enhances comparability of TDC's financial performance. The jointly controlled enterprises comprise primarily Polkomtel and One as well as Belgacom until March 2004.

With effect from January 1, 2004, the new Danish Accounting Standard No. 22 means that TDC is to change its accounting policy for revenue recognition. The impact for TDC is related primarily to non-refundable up-front connection fees. Such fees and incremental direct costs are deferred and recognized as income over the expected term of the related customer relationship. Previously, the fees were recorded as revenue at the time of connection, and incremental direct costs were expensed as incurred.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Impact on Consolidated Financial Statements
				DKKm
	Previous		Discontinuation	Changed
	accounting	Revenue	of proportional	accounting
	policies	recognition	consolidation	policies

2002
Total revenues	53,969	(102)	(10,047)	43,820
Total operating income	4,030	(121)	844	3,065
Total income taxes	(1,686)	37	90	(1,559)
Net income	4,542	(84)	0	4,458
Total cash flow[1]	1,112	0	(87)	1,025

2003
Total revenues	52,645	(37)	(9,379)	43,229
Total operating income	4,240	(70)	(1,027)	3,143
Total income taxes	(1,644)	15	0	(1,629)
Net income	1,800	(55)	0	1,745
Total assets	94,680	286	(5,451)	89,515
Shareholders’ equity	33,673	(700)	0	32,973
Deferred tax, net	3,699	(292)	647	4,054
Total liabilities	61,007	986	(5,451)	56,542
Net interest-bearing debt	28,697	0	(15)	28,682
Total cash flow[1]	4,422	0	(1,421)	3,001

2004
Total revenues	55,861	(143)	(4,240)	51,478
Total operating income	11,019	(129)	(826)	10,064
Total income taxes	(1,388)	37	0	(1,351)
Net income	8,834	(92)	0	8,742
Total assets	88,871	278	(1,603)	87,546
Shareholders’ equity	36,795	(832)	0	35,963
Deferred tax, net	4,618	(328)	(125)	4,165
Total liabilities	52,076	1,110	(1,603)	51,583
Net interest-bearing debt	20,720	0	(710)	20,010
Total cash flow[1]	(146)	0	1,554	1,408

1 Defined as increase (decrease) in cash and cash equivalents

The accumulated effect of the changed accounting policies at the beginning of the fiscal year is recognized directly in shareholders' equity. Comparative figures for previous years have been restated in accordance with the changed accounting policies.

Except for the changes mentioned above, accounting policies are unchanged from last year.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Certain reclassifications have been made between accounting items and in the notes. These reclassifications have no effect on net income or shareholders’ equity.

The Consolidated Financial Statements are expressed in Danish kroner (DKK). The amounts pertaining to the most recent financial year and certain other amounts are also expressed in US dollars (USD), the USD amounts being presented solely for convenience and translated from DKK as a matter of arithmetical computation only, at a rate on December 31, 2004 of USD 1 = DKK 5.4676. The USD amounts should not be construed as representations that the DKK amounts have been, could be or could in the future be converted into USD at this or any other rate.

Consolidation policies

The Consolidated Financial Statements include the Financial Statements of the Parent Company and subsidiaries in which TDC A/S has a direct or indirect dominant influence. Associated enterprises in which the Group has a significant influence are recognized using the equity method.

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

Newly acquired enterprises are included in the Consolidated Financial Statements from the time of acquisition, whereas enterprises disposed of are included up to the time of disposal.

Comparative figures are not restated as a consequence of the acquisition or disposal of enterprises. The effect of such acquisitions and disposals on the Statements of Income is disclosed in the notes.

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

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Cash, marketable securities, loans and other amounts receivable or payable in foreign currencies are translated into Danish kroner at the official rates of exchange quoted at the balance sheet date. Translation adjustments are recognized as net financials in the Statements of Income.

The balance sheets and group goodwill of consolidated foreign enterprises are translated into Danish kroner at the official rates of exchange quoted at the balance sheet date, whereas the statements of income of the enterprises are translated into Danish kroner at monthly average rates of exchange. Translation adjustments arising from the translation into Danish kroner of shareholders’ equity at the beginning of the year at the official rates of exchange quoted at the balance sheet date are recognized directly in shareholders’ equity. This also applies to adjustments arising from the translation of the statements of income from the monthly average rates of exchange to the rates of exchange quoted at the balance sheet date.

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

Share options

Any differences between the market price of the Parent Company’s shares at the grant date and the exercise price of the options are recognized over the vesting period as wages, salaries and pension costs.

The Group uses treasury shares to hedge its commitments under the share option program. Provision is made on a current basis to cover any uncovered part of commitments under the share option program.

Employee shares

Expenses in relation to employee shares are deducted from shareholders’ equity.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Revenue recognition

Net revenues consist of goods and services provided during the year after deduction of VAT and rebates relating directly to sales.

The significant sources of revenue are recognized in the Statement of Income as follows:

•	Revenue from telephony is recorded at the time the call is made.
•	Sales related to prepaid products are deferred and revenue is recognized at the time of use.
•	Revenue from leased lines is recognized over the rental period.
•	Revenue from subscription fees is recognized over the subscription period.
•	Revenue from non-refundable up-front connection fees as well as the related incremental direct costs are deferred and amortized over the expected term of the related customer relationship. If the related incremental direct cost exceeds revenue, the loss is recognized at the time of connection.
•	Revenue from printed directories is recognized when the directory is distributed. Direct production costs are deferred until the distribution of the directory. Revenue from online directory services is recognized over the period during which the services are provided.
•	Revenue from the sale of equipment is recognized upon delivery. Revenue from the maintenance of equipment is recognized over the contract period.

Revenue arrangements with multiple deliverables are recognized as separate units of accounting, independent of any contingent element related to the delivery of additional items or other performance conditions.

Revenue is recognized gross when TDC acts as principal in a transaction. For agreements involving the resale of third-party services in which TDC acts as agent, revenue is recognized net of direct costs.

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

Development projects, including costs of computer software purchased or developed for internal use, are recognized as intangible assets if the cost can be calculated reliably and if they are expected to generate future economic benefits. Development projects are amortized after completion of the development work over a period of three to five years.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Costs of development projects include wages, external charges, depreciation and amortization that are directly or indirectly attributable to the development activities as well as interest expenses in the production period. Development projects that do not meet the criteria for recognition in the Balance Sheets are expensed as incurred in the Statements of Income.

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

Cost covers purchase price and costs directly attributable to the acquisition until the date on which the asset is ready for use. The cost of self-constructed assets includes direct and indirect payroll costs, materials, parts purchased and services rendered by sub-suppliers or contractors, indirect production costs as well as interest expenses in the production period. Cost also includes estimated asset retirement costs if the related obligation meets the conditions for recognition as a liability.

Indirect production costs comprise wages, salaries and pension costs together with other external charges calculated in terms of time consumed on self-constructed assets in the relevant departments.

The depreciation base is measured as cost less residual value. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets commencing on the date of the assets’ entry into service. The main depreciation periods are as follows:

Land and buildings
- Buildings, etc	20 years

Telecommunications installations
- Cable installations	10-20 years
- Telephone exchange installations, etc	5-15 years

Other installations
- Equipment on customers’ premises	3-5 years
- Fixtures and fittings, motor vehicles, etc	3-8 years

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

Software that is an integral part of for example telephone exchange installations is presented together with the related assets. The useful lives are estimated individually.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

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

Leased property, plant and equipment that qualify as capital leases, are recorded as assets acquired.

Property, plant and equipment are recognized at the lower of recoverable amount and carrying value.

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

Associated enterprises with negative equity value are measured at DKK 0, and any receivables from these enterprises are written down by the Company's share of the negative equity value. If the Company has a legal or constructive obligation to cover the enterprise’s negative balance, a provision for that obligation is recognized.

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

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

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

Current and deferred corporate income taxes

The tax for the year comprises current tax, changes in deferred tax and adjustments from prior years.

Current tax liabilities and current tax receivable are recognized in the Balance Sheets as tax payable or tax receivable.

Deferred tax is measured under the balance-sheet liability method on the basis of all temporary differences between net carrying value and net tax value of assets and liabilities at the balance sheet date except for temporary differences arising from goodwill where amortization for tax purposes is disallowed. Tax computed on expected dividends from subsidiaries and associated enterprises is also recognized as deferred tax. Deferred tax is provided for re-taxation of losses realized in foreign enterprises following the decision to withdraw the enterprises from the Danish joint taxation scheme.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Deferred tax assets including the tax value of tax loss carry-forwards are recognized at the value at which they are expected realized. Realization is expected to be effected either by elimination in tax on future earnings or by setoff against deferred tax liabilities within the same legal tax entity.

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

Other provisions

Other provisions are recognized when - as a consequence of an event occurring before or on the balance sheet date - the Group has a legal or constructive obligation, where it is probable that economic benefits must be sacrificed to settle the obligation, and the amount of the obligation can be estimated reliably.

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

Segment reporting

Segment information is presented in respect of business segments and geographical markets. The segmentation is based on the segments’ risk profile and the Group’s internal financial reporting system.

Fixed assets in the segments cover fixed assets used directly in the operating activities of the segments, including intangible assets as well as property, plant and equipment.

Transactions between Group segments are carried out on an arm's length basis.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Segment liabilities cover liabilities that result from the operating activities of the segments, including pension provisions, other provisions, prepayments from customers, trade accounts payable, other accounts payable and deferred income.

United States Generally Accepted Accounting Principles (US GAAP)

As a consequence of reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, the Group has prepared a summary of the effect on net income and shareholders’ equity as if the Financial Statements had been prepared in accordance with generally accepted accounting principles in the United States (see note 30).

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Note 2 -- Segment reporting, activities									DKKm

	TDC Solutions Group			TDC Mobile InternationalGroup			TDC Switzerland Group

	2002	2003	2004	2002	2003	2004	2002	2003	2004

Net revenues	19,393	18,585	18,590	13,688	13,175	15,105	8,932	9,471	9,692
Total operating expenses	(18,247)	(17,617)	(17,588)	(12,654)	(11,948)	(13,768)	(10,257)	(9,946)	(10,036)
Total operating income before one-time items	2,695	2,313	2,286	1,185	1,281	1,404	(1,224)	(368)	(245)
Total operating income	2,007	1,456	2,792	1,535	1,370	1,432	(1,224)	(368)	(245)
Intangible assets and property, plant and equipment	-	14,537	18,173	-	6,044	6,321	-	29,630	28,310
Liabilities	-	(12,142)	(15,219)	-	(3,983)	(3,874)	-	(9,123)	(7,876)
hereof segment liabilities [1]	-	(6,251)	(7,610)	-	(2,228)	(2,272)	-	(3,670)	(3,174)
Capital expenditures excl. share acquisitions	-	2,419	2,457	-	934	1,023	-	1,675	1,196

	TDC Directories Group			TDC Cable TV Group			Other [2]

	2002	2003	2004	2002	2003	2004	2002	2003	2004

Net revenues	1,465	1,463	1,436	1,335	1,524	1,766	(2,802)	(2,805)	(3,019)
Total operating expenses	(1,206)	(1,201)	(1,098)	(1,536)	(1,626)	(1,647)	3,145	2,252	2,723
Total operating income before one-time items	271	273	361	(197)	(98)	126	631	510	307
Total operating income	271	218	361	(197)	(108)	126	673	575	5,598
Intangible assets and property, plant and equipment	-	938	884	-	1,146	1,178	-	921	925
Liabilities	-	(1,196)	(852)	-	(985)	(1,151)	-	(29,113)	(22,611)
hereof segment liabilities [1]	-	(406)	(398)	-	(904)	(1,030)	-	-	-
Capital expenditures excl. share acquisitions	-	35	54	-	276	225	-	166	299

	TDC Group

	2002	2003	2004

Net revenues	42,011	41,413	43,570
Total operating expenses	(40,755)	(40,086)	(41,414)
Total operating income before one-time items	NM	NM	NM
Total operating income	3,065	3,143	10,064
Intangible assets and pro-perty, plant and equipment	-	53,216	55,791
Liabilities	-	(56,542)	(51,583)
hereof segment liabilities [1]	-	-	-
Capital expenditures excl. share acquisitions	-	5,505	5,254

1 See definition under Significant Accounting Policies.

2 Incl. TDC A/S, TDC Services, eliminations and reclassifications of one-time items.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

TDC Mobile International Group, segmentation						DKKm

	Domestic operations			European network operators (Bité)

	2002	2003	2004	2002	2003	2004

Net revenues	5,305	5,613	6,503	751	870	927
Total operating expenses	(4,504)	(4,722)	(5,430)	(771)	(901)	(969)
Total operating income before one-time items	841	923	1,117	(18)	(30)	(37)
Total operating income	841	860	1,117	(18)	(30)	(37)
Intangible assets and property, plant and
equipment	-	3,833	4,197	-	1,585	1,515
Liabilities	-	(1,150)	(2,773)	-	(136)	(152)
hereof segment liabilities [1]	-	(1,161)	(1,202)	-	(131)	(144)
Capital expenditures excl. share acquisitions	-	669	747	-	204	164

	Service providers (Talkline)			Total

	2002	2003	2004	2002	2003	2004

Net revenues	7,632	6,692	7,675	13,688	13,175	15,105
Total operating expenses	(7,379)	(6,326)	(7,369)	(12,654)	(11,948)	(13,768)
Total operating income before one-time items	362	388	324	1,185	1,281	1,404
Total operating income	712	540	352	(1,535)	1,370	1,432
Intangible assets and property, plant and
equipment	-	626	609	-	6,044	6,321
Liabilities	-	(2,697)	(949)	-	(3,983)	(3,874)
hereof segment liabilities [1]	-	(936)	(926)	-	(2,228)	(2,272)
Capital expenditures excl. share acquisitions	-	61	112	-	934	1,023

1 See definition under Significant Accounting Policies.

Note 3 -- Segment reporting, geographical segments								DKKm

	Domestic			Switzerland			Other international
	activities						activities

	2002	2003	2004	2002	2003	2004	2002	2003	2004

Net revenues	22,894	22,633	23,260	8,932	9,471	9,692	10,185	9,309	10,618
Total operating expenses	(20,080)	(20,348)	(20,750)	(10,257)	(9,946)	(10,036)	(10,418)	(9,792)	(10,628)
Total operating income	4,073	4,301	4,724	(1,224)	(368)	(245)	216	(790)	5,585
Intangible assets and
property, plant and equipment	-	20,295	22,130	-	29,630	28,310	-	3,291	5,351
Liabilities	-	(43,865)	(40,552)	-	(9,123)	(7,876)	-	(3,554)	(3,155)
hereof segment liabilities[1]	-	(16,278)	(16,810)	-	(3,670)	(3,174)	-	(1,712)	(2,879)
Capital expenditures excl.
share acquisitions	-	3,458	3,620	-	1,675	1,196	-	372	438

	TDC Group

	2002	2003	2004

Net revenues	42,011	41,413	43,570
Total operating expenses	(40,755)	(40,086)	(41,414)
Total operating income	3,065	3,143	10,064
Intangible assets and
property, plant and equipment	-	53,216	55,791
Liabilities	-	(56,542)	(51,583)
hereof segment liabilities[1]	-	-	-
Capital expenditures excl.
share acquisitions	-	5,505	5,254

1 See definition under Significant Accounting Policies.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Note 4 -- Wages, Salaries and Pension Costs

Wages, salaries and pension costs are specified as follows:

	2002	2003	2004	2004
	DKKm	DKKm	DKKm	USDm

Wages and salaries	(7,657)	(7,864)	(7,306)	(1,336)
Pensions	(227)	(862)	(996)	(182)
Social security	(346)	(329)	(335)	(62)

Total	(8,230)	(9,055)	(8,637)	(1,580)

Remuneration for the Executive Committee [1]	(12)	(14)	(14)	(3)

Remuneration for the Board of Directors[2]	(2)	(2)	(3)	(1)

1 Wages and salaries do not include remuneration for the former members of the Executive Committee J. Kenneth Raley and James N. Wilson as this is comprised in the fees for employees stationed in Denmark by SBC Communications Inc.
2 Former directors from SBC Communications Inc. did not receive remuneration.

		Number of employees

	2002	2003	2004

Average number of full-time employee equivalents[1]	22,497	21,595	20,200

1 Employees in acquired enterprises are included as the average number of full-time employee equivalents from the time of acquisition until December 31. Employees in enterprises disposed of are included as the average number of full-time employee equivalents from January 1 to the time of disposal. The number denotes the average number of full-time employee equivalents including permanent employees, trainees and temporary employees.

Remuneration for the present Executive Committee is specified as follows 1:

	2002	2003	2004	2004
	DKKm	DKKm	DKKm	USDm

Henning Dyremose	7.1	8.1	8.4	1.5
Hans Munk Nielsen	4.5	5.6	5.7	1.0

1 Including pensions, benefits and bonuses. Excluding share options.

In the event of termination by the Company or due to change of control, the members of the Executive Committee are entitled to termination benefits of 12 to 36 months’ salary plus pensions, benefits as well as compensation for bonuses and share options.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Remuneration for the present Board of Directors

The yearly remuneration for the Chairman of the Board, Thorleif Krarup, amounts to DKK 750,000 (USD 137,172), which is unchanged compared with 2003. The yearly remuneration for the Vice Chairman of the Board, Niels Heering, amounts to DKK 500,000 (USD 91,448). The yearly remuneration for the other members of the Board of Directors amounts to DKK 250,000 (USD 45,724) compared with DKK 200,000 in 2003.

In addition, the yearly remuneration for the Chairman of the Audit Committee, Kurt Anker Nielsen, amounts to DKK 150,000 (USD 27,434) and the yearly remuneration for the other members of the Audit Committee amounts to DKK 100,000 (USD 18,290).

Share option program

TDC’s revolving share option program comprises about 200 managers employed in TDC's Danish and foreign enterprises. After the Earnings Release for the year has been published, share options are granted to participants in accordance with contracts of employment. The number of options is based on an agreed percentage of the employee's basic salary and a calculated price per option (number of options = basic salary times option percentage divided by price per option). The option percentage varies for the different employees within a range of 20-30%. In addition share options are granted on an individual basis in special cases. The option price is calculated at the time of granting using the Black-Scholes formula. The share option exercise price is determined as TDC’s share price on the Copenhagen Stock Exchange on the day of granting.

One third of the options granted for a given year may be exercised one year after the granting, another third one year later, and the last third one year after that. For participants covered by TDC’s Insider Register, share options may be exercised only during four-week periods following the publication of the Quarterly Reports. Share options that are not exercised within ten years of granting are canceled.

Share options are granted to the members of the Executive Committee according to the above-mentioned principles.

Until 2003 the Chairman of the Board received 2,500 share options a year, and other Danish members of the Board received 500 share options annually. Board members no longer receive share options.

Bonus program

Around 300 top managers participate in a bonus program called the Top Managers’ Compensation Program, and around 2,000 managers and specialists participate in a bonus program called the Managers’ Compensation Program.

The bonus program is based on specific, individual annual targets including personal, financial and operational targets. These targets depend on the organizational position within the Group and are weighted in accordance with specific rules. Naturally, all targets must support improved profitability and business development at TDC.

Bonus payments are calculated as the individual employee's basic salary times the bonus percentage times the degree of target fulfillment. The bonus percentage achieved when targets are met is called the on-target bonus percentage. For the Top Managers' Compensation Program, this percentage is fixed in the contract of employment with the individual employee and usually varies within a range of 10-25%. The on-target bonus percentage is somewhat lower for the Managers' Compensation Program. As a general rule, in 2004 the bonus could be maximum 200% of the on-target bonus.

The bonus program for the members of the Executive Committee is based on the same principles as those for other managers.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Employee share ownership program

In November 2003, approximately 15,500 employees in the TDC Group were offered the option of purchasing up to 90 shares at a price of DKK 100 per share. Shares were offered to employees in Danish companies in the TDC Group, in which TDC owns more than 50% of the shares. 12,509 employees acquired 1,090,370 shares.

Share option program for employees in foreign subsidiaries

In November 2004, employees in 100% owned foreign subsidiaries were granted options, which give the right to purchase 90 shares in TDC A/S at an exercise price of DKK 78 per share. Employees in the USA were, due to the time of taxation, offered options that give the right to purchase 113 shares in TDC A/S at an exercise price of DKK 108 per share.

The options can be exercised five years after the granting, provided the employee has been continuously employed in one of the 100% owned subsidiaries or in a company controlled by TDC A/S. 3,095 employees were granted 278,711 options with a total fair value of DKK 27m. The calculations of fair values have been based on the Black-Scholes option-pricing model. The following assumptions have been used for the calculations: a dividend per share of DKK 12.50, a volatility of 28%, a risk-free interest rate of 3.3% and remaining option lives of 5 years.

Share options[1]:
	Board of Directors (Number)	Executive Committee (Number)	Other manage- ment employees (Number)	Total (Number)	Average exercise price per option in DKK	Average market value per option in DKK[3]	Total market value in DKKm [3]

Outstanding at January 1, 2003	15,500	209,353	1,534,730	1,759,583	336	24	42.2
Change of Board of Directors	(8,000)	0	8,000	-	-	-	-
Share options issued March 2003	0	29,358	1,468,264	1,497,622	152	27	40.1
Share options issued April 2003	5,000	0	0	5,000	172	35	0.2
Share options issued September 2003	0	26,904	0	26,904	206	50	1.3
Exercised in 2003	0	0	0	0	-	-	-
Canceled in 2003	0	0	0	0	-	-	-
Value adjustment	-	-	-	-	-	-	75.2

Outstanding at December 31, 2003	12,500	265,615	3,010,994	3,289,109	252	48	159.0
Change of board of Directors	(2,000)	0	2,000	-	-	-	-
Share options issued March 2004	0	18,040	781,463	799,503	245	50	42.2
Share options issued September 2004	0	47,651	0	47,651	216	37	1.8
Exercised in 2004	0	(9,700)	(263,337)	(273,037)	153	72	(19.6)
Canceled in 2004	0	0	0	0	-	-	-
Value adjustment	-	-	-	-	-	-	(31.6)

Outstanding at December 31, 2004	10,500	321,606	3,531,120	3,863,226	257	39	149.5

Average remaining option lives at
December 31, 2004 (years)	7.1	6.3	7.5	7.4	-	-	-
Average remaining option lives at
December 31, 2003 (years)	8.1	6.5	8.1	7.9	-	-	-

1 The number of share options has been adjusted to the recent decisional law on an employee’s right to retain share options upon termination of employment. The information is exclusive of share options for employees in foreign subsidiaries.

2 The number of share options for the Board of Directors and the Executive Committee is identical for TDC A/S and the TDC Group.

3 Calculations of fair values at issuance and at year-end have been based on the Black-Scholes option-pricing model. The following assumptions have been used for the calculation at year-end 2004: a dividend per share of DKK 12.50, a volatility of 28%, a risk-free interest rate of 2.9% - 3.8% and remaining option lives of 4-10 years.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Expenses in relation to the share option program for employees in foreign subsidiaries amount to DKK 1m. Expenses in relation to unhedged share options during 2004 amount to DKK 0m compared with DKK 15m in 2003.

Number of share options:

	At January 1, 2004	Issued during the year	Exercised during the year	Cancelled during the year	At December 31, 2004	Market value in DKKm [1]

Present Board of Directors[2]
Thorleif Krarup	2,500	0	0	0	2,500	0.14
Leif Hartmann, Niels Heering,
Steen Jacobsen, and Bo Magnussen, each	2,000	0	0	0	2,000	0.06

Executive Committee
Henning Dyremose	171,749	47,651	0	0	219,400	5.98
Hans Munk Nielsen	93,866	18,040	(9,700)	0	102,206	3.03

1 Calculations of fair values at issuance and at year-end have been based on the Black-Scholes option-pricing model. The following assumptions have been used for the calculation in 2004: a dividend per share of DKK 12.50, a volatility of 28%, a risk-free interest rate of 2.9% - 3.8% and remaining option lives of 4-10 years.

2The other members of the Board of Directors hold no share options in TDC A/S.

The exercise prices of outstanding share options are specified as follows:

	2003	2004
	numbers	numbers

Exercise price in the interval 150-200 DKK	1,531,587	1,263,234
Exercise price in the interval 200-250 DKK	53,759	900,913
Exercise price in the interval 250-300 DKK	1,023,031	1,022,525
Exercise price in the interval 300-400 DKK	365,783	365,631
Exercise price in the interval 400-500 DKK	121,372	119,381
Exercise price in the interval 500-600 DKK	9,830	9,830
Exercise price in the interval 600-700 DKK	183,747	181,712

Total	3,289,109	3,863,226

Number of shares in TDC A/S:

	2003	2004

Present Board of Directors[1]
Thorleif Krarup	260	260
Niels Heering	348	348
Jan Bardino	157	159
Leif Hartmann	247	449
Steen Jacobsen	247	249
Bo Magnussen	97	99
Kurt Anker Nielsen	311	2,446

Total	1,667	4,010

Executive Committee
Henning Dyremose	31,672	31,674
Hans Munk Nielsen	247	249

Total	31,919	31,923

[1] The other members of the Board of Directors hold no shares in TDC A/S.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Note 5 -- Fair value adjustments

	2002	2003	2004	2004
	DKKm	DKKm	DKKm	USDm

Fair value adjustments of minority passive investments	2,573	412	12	2
Other fair value adjustments	114	167	166	31

Fair value adjustments before tax	2,687	579	178	33
Income taxes related to fair value adjustments	(22)	(58)	(37)	(7)

Fair value adjustments after tax	2,665	521	141	26

Note 6 -- Interest and other Financial Income

	2002	2003	2004	2004
	DKKm	DKKm	DKKm	USDm

Interest income	2,275	2,679	2,507	458
Interest from associated enterprises	70	32	32	6

Total	2,345	2,711	2,539	464

Note 7 -- Interest and other Financial Expenses

	2002	2003	2004	2004
	DKKm	DKKm	DKKm	USDm

Interest expenses	(3,322)	(3,809)	(3,412)	(624)
Currency translation adjustments, net	(73)	(60)	(27)	(5)

Total	(3,395)	(3,869)	(3,439)	(629)

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Note 8 -- Current and Deferred Corporate Income Tax

	Charged to the State- ments of Income	Corporate income tax payable (tax re- ceivable)	Deferred tax provision (tax asset)

At January 1, 2004, net	-	694	3,699
Adjustments relating to changes in accounting policies		(287)	355
Currency translation adjustments, net	-	8	(8)
Additions and disposals relating to acquisition and sale of enterprises	-	(68)	(126)
Income taxes	(1,065)	930	135
Adjustment of tax for previous years	(40)	(70)	110
Tax related to changes in shareholders’ equity	-	(98)	0
Tax on income in associated enterprises	(246)	-	-
Tax refund relating to prior years	-	138	-
Tax paid on account relating to 2004	-	(591)	-

Total DKKm	(1,351)	656	4,165

which can be specified as follows:

Tax payable/deferred tax provision	-	675	5,139
Tax receivable/deferred tax asset	-	(19)	(974)

Total DKKm	-	656	4,165

Total USDm	-	120	762

Reconciliation of statutory corporate income tax rate:

		(In percent)

	2002	2003	2004

Danish statutory corporate tax rate	30.0	30.0	30.0
Amortization of goodwill disallowed for tax purposes	10.0	15.7	4.7
Tax free sale of enterprises	(13.1)	(5.7)	(19.3)
Other non-taxable income and non-tax deductible expenses	(0.4)	(0.4)	0.0
Net tax value of non-capitalized tax losses and utilized tax losses	1.9	0.5	(1.9)
Tax rate, foreign subsidiaries	0.7	(2.0)	(1.0)
Adjustment of tax for previous years	(1.9)	2.7	0.4
Tax on income in associated enterprises	(0.3)	2.3	0.1
Amendment of tax legislation	0.0	6.5	0.0
Other	0.0	(1.4)	0.4

Effective tax rate	26.9	48.2	13.4

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

The deferred tax liability, net, at December 31, consists of the following:

	2003		2004

		Tax	Tax
	Total	Assets	liabilities	Total

Allowances for uncollectibles	(29)	(56)	0	(56)
Provisions for redundancy payments	(102)	(135)	0	(135)

Current	(131)	(191)	0	(191)

Intangible assets	217	(20)	519	499
Property, plant and equipment	2,554	(47)	2,753	2,706
Prepaid expenses	2,085	0	2,123	2,123
Tax value of tax loss carry-forwards	(885)	(1,195)	0	(1,195)
Other	214	(608)	831	223

Non-current	4,185	(1,870)	6,226	4,356

Total deferred tax DKKm	4,054	(2,061)	6,226	4,165

Total deferred tax USDm	741	(377)	1,139	762

The Group’s capitalized tax loss carry-forwards are expected to be utilized before the end of 2009.

Furthermore, the Group has tax losses to carry forward against future taxable income that have not been capitalized in these Financial Statements due to uncertainty of their recoverability. At December 31, 2004, these tax losses amounted to a tax value of DKK 499m (USD 91m), compared with DKK 386m at December 31, 2003.

Most of the Danish Group companies and some foreign subsidiaries participate in joint taxation. The total income tax payable is allocated to the Danish companies participating in joint taxation in proportion to their respective taxable income.

The income tax effect from the Danish joint taxation for the years 2001-2003 is based on an estimated tax value of goodwill related to Talkline. Income taxes for 2004 have been positively impacted by DKK 218m (USD 40m) from an adjustment to the value of goodwill following a decision from the National Assessment Council in October 2004. TDC has complained about the decision. The outcome could result in additional income.

Together with the other Group companies participating in joint taxation, TDC A/S assumes joint and several liability for the tax liability at any given time.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Note 9 -- Intangible Assets

		Rights,
		software	DKKm
	Goodwill	etc.	Total

Accumulated cost at January 1, 2004	33,311	9,014	42,325
Adjustment relating to changes in accounting policies	(4,410)	(1,563)	(5,973)
Currency translation adjustments, net	264	20	284
Work performed for own purposes and capitalized	-	48	48
Additions of other assets during the year	-	954	954
Additions relating to the acquisition of enterprises	2,632	804	3,436
Additions relating to increased ownership of enterprises	76	0	76
Disposals relating to the divestment of enterprises	(115)	(122)	(237)
Assets disposed of or fully amortized during the year	(91)	(70)	(161)

Accumulated cost at December 31, 2004	31,667	9,085	40,752

Accumulated amortization and write-downs at January 1, 2004	(6,794)	(3,571)	(10,365)
Adjustment relating to changes in accounting policies	1,769	200	1,969
Currency translation adjustments, net	(63)	(8)	(71)
Amortization for the year	(1,534)	(1,212)	(2,746)
Write-downs during the year	(13)	(228)	(241)
Additions relating to increased ownership of enterprises	(10)	0	(10)
Disposals relating to the divestment of enterprises	53	75	128
Assets disposed of or fully amortized during the year	91	67	158

Accumulated amortization and write-downs at December 31, 2004	(6,501)	(4,677)	(11,178)

Carrying value at December 31, 2004 DKKm	25,166	4,408	29,574

Carrying value at December 31, 2004 USDm	4,603	806	5,409

Carrying value at December 31, 2003 DKKm	23,876	4,080	27,956

Carrying value of capitalized interest at December 31, 2004 DKKm	-	185	185

Carrying value of capitalized interest at December 31, 2003 DKKm	-	138	138

The carrying value of UMTS licenses in countries where the UMTS network is not in operation amounts to DKK 1,184m (USD 217m) compared with DKK 1,126m in 2003.

The carrying value of software amounts to DKK 1,628m (USD 298m) compared with 1,421m in 2003.

Interest capitalized during 2004 amounts to DKK 61m (USD 11m) compared with DKK 58m in 2003.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Note 10 – Property, plant and equipment

	Land andbuildings	Telecom- munications installations			Property, plant and equipment under construc- tion

			Other
			installa-	Installation		DKKm
			tions	materials		Total

Accumulated cost at January 1, 2004	4,660	60,612	7,727	471	1,355	74,825
Adjustment relating to changes in
accounting policies	(1,562)	(3,841)	(2,321)	0	(413)	(8,137)
Currency translation adjustments, net	0	60	15	2	8	85
Transfer (to)/from other items	17	1,530	(325)	(144)	(1,078)	0
Additions relating to the acquisition of
enterprises	49	1,892	64	22	7	2,034
Work performed for own purposes and
capitalized	0	791	336	0	50	1,177
Acquisitions from third parties	32	911	510	107	1,510	3,070
Additions relating to increased ownership
shares of enterprises	0	0	20	0	0	20
Disposals relating to the divestment of
enterprises	0	0	(102)	0	0	(102)
Assets disposed of during the year	(35)	(1,314)	(256)	(97)	(2)	(1,704)

Accumulated cost at December 31, 2004	3,161	60,641	5,668	361	1,437	71,268

Accumulated depreciation and write-
downs at January 1, 2004	(2,444)	(36,376)	(4,983)	(164)	(13)	(43,980)
Adjustment relating to changes in
accounting policies	377	833	1,342	0	0	2,552
Currency translation adjustments, net	0	(12)	(11)	(2)	0	(25)
Transfers to/(from) other items	3	(566)	563	0	0	0
Disposals relating to the divestment of
enterprises	0	0	55	0	0	55
Additions relating to increased ownership
shares of enterprises	0	0	(8)	0	0	(8)
Assets disposed of during the year	19	1,227	240	76	0	1,562
Depreciation for the year	(129)	(3,693)	(1,245)	0	0	(5,067)
Write-downs during the year	0	(70)	(13)	(57)	0	(140)

Accumulated depreciation and write-
downs at December 31, 2004	(2,174)	(38,657)	(4,060)	(147)	(13)	(45,051)

Carrying value at December 31, 2004
DKKm	987	21,984	1,608	214	1,424	26,217

Carrying value at December 31, 2004
USDm	181	4,021	294	39	260	4,795

Carrying value at December 31, 2003
DKKm	1,031	21,228	1,765	307	929	25,260

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

	Land and buildings	Telecom- munications installations	Other installa- tions	Installation materials	Property, plant and equipment under construc- tion	DKKm Total

Carrying value of capital leases at
December 31, 2004 DKKm	0	947	45	-	-	992

Carrying value of capital leases at
December 31, 2004 USDm	0	173	8	-	-	181

Carrying value of capital leases at
December 31, 2003 DKKm	0	1,213	39	-	-	1,252

Carrying value of capitalized interest at
December 31, 2004 DKKm	0	177	0	-	0	177

Carrying value of capitalized interest at
December 31, 2004 USDm	0	32	0	-	0	32

Carrying value of capitalized interest at
December 31, 2003 DKKm	0	214	0	-	0	214

The estimated useful lives of certain types of telecommunications installations and other installations have been changed. These changes have increased depreciation for 2004 by DKK 39m (USD 7m).

Interest capitalized during 2004 amounts to DKK 11m (USD 2m) compared with DKK 24m in 2003.

At January 1, 2004, the value of land and buildings assessed for Danish tax purposes amounted to DKK 2,608m (USD 477m), compared with DKK 2,642m at January 1, 2003.

At December 31, 2004, the carrying value of land and buildings unassessed for Danish tax purposes amounted to DKK 199m (USD 36m), compared with DKK 147m at December 31, 2003.

The TDC Group has recourse guarantee obligations of payment and performance in connection with lease contracts. Reference is made to note 27 Contingent assets and contingent liabilities.

The carrying value of mortgaged assets amounted to DKK 312m (USD 57m) at December 31, 2004, compared with DKK 324m at December 31, 2003.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Note 11 -- Investments and Other Assets

	Investments in associated enterprises	Amounts owed by associated enterprises	Minority passive investments	Other financial assets	DKKm Total

Accumulated cost at January 1, 2004	574	0	378	736	1,688
Adjustment relating to changes in accounting policies	5,652	1,069	(291)	0	6,430
Currency translation adjustments, net	141	(1)	0	0	140
Additions during the year	83	33	1	31	148
Additions relating to acquisition of enterprises	39	0	1	1	41
Reductions relating to increased ownership of
enterprises	(117)	0	0	0	(117)
Disposals relating to the divestment of enterprises	(31)	0	0	(3)	(34)
Disposals during the year	(90)	(13)	(45)	(665)	(813)

Accumulated cost at December 31, 2004	6,251	1,088	44	100	7,483

Accumulated write-ups and write-downs at January 1,
2004	(238)	0	(36)	10	(264)
Adjustment relating to changes in accounting policies	796	0	38	0	834
Currency translation adjustments, net	66	0	0	0	66
Changes in shareholders´ equity in investments	99	-	-	-	99
Reductions relating to increased ownership of shares of
enterprises	29	0	0	0	29
Write-ups and write-downs for the year:
- Income before income taxes (net)	749	-	-	-	749
- Income taxes	(246)	-	-	-	(246)
- Fair value adjustments	-	0	12	145	157
- Dividends	(11,525)	-	0	-	(11,525)
Disposals during the year	5,540	0	(14)	(155)	5,371

Accumulated write-ups and write-downs at December
31, 2004	(4,730)	0	0	0	(4,730)

Carrying value at December 31, 2004 DKKm	1,521	1,088	44	100	2,753

Carrying value at December 31, 2004 USDm	278	199	8	19	504

Carrying value at December 31, 2003 DKKm	6,784	1,069	89	746	8,688

The carrying value of associated enterprises includes goodwill of DKK 77m (USD 14m) at December 31, 2004 compared with DKK 2,769m at December 31, 2003. Additions during the year amounted to DKK 4m (USD 1m). Amortization for the year aggregated DKK 76m (USD 14m) and write-downs for the year totaled DKK 5m (USD 1m).

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Note 12 -- Trade accounts receivable

	2003	2004	2004
	DKKm	DKKm	USDm

Trade accounts receivable	9,500	8,993	1,645
Allowances for uncollectibles	(1,433)	(1,409)	(258)

Total	8,067	7,584	1,387

Allowances for uncollectibles at January 1	(2,062)	(1,433)	(262)
Adjustments relating to changes in accounting policies	189	-	-
Additions	(356)	(531)	(97)
Deductions	796	555	101

Total	(1,433)	(1,409)	(258)

Note 13 -- Contract work in process

	2003	2004	2004
	DKKm	DKKm	USDm

Value of contract work in process	195	186	34
Billing on account	(115)	(107)	(20)

Total	80	79	14

Profit included in the carrying value	48	57	10

Total revenue for the year	449	401	73

Note 14 -- Prepaid expenses

	2003	2004	2004
	DKKm	DKKm	USDm

Pension asset relating to the three Danish pension funds
(see note 25 for details)	6,509	6,750	1,235
Prepayment regarding former civil servants	360	273	50
Other prepaid expenses	596	784	143

Total	7,465	7,807	1,428

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Note 15 -- Treasury Shares

	2003	2004	2004
	DKKm	DKKm	USDm

Carrying value at January 1	0	0	0
Additions	480	3,573	653
Disposals	(109)	(42)	(8)
The year’s net movement charged to shareholders’ equity	(371)	(3,531)	(645)

Carrying value at December 31	0	0	0

			% of
		Nominal	share
	Shares	value	capital

Holding at January 1, 2003	1,671,471	8,357,355	0.77
Additions	2,618,000	13,090,000	1.21
Disposals	(1,121,707)	(5,608,535)	(0.52)

Holding at December 31, 2003	3,167,764	15,838,820	1.46

Holding at January 1, 2004	3,167,764	15,838,820	1.46
Additions	18,717,633	93,588,165	8.65
Disposals	(303,252)	(1,516,260)	(0.14)

Holding at December 31, 2004	21,582,145	107,910,725	9.97

Purchase of the Group’s treasury shares is primarily used to hedge the Group’s commitments under the share option program for the Board of Directors, the Executive Committee and other management employees. In June, the Group purchased 18,084,363 treasury shares in connection with SBC Communications’ sale of TDC shares.

Note 16 -- Cash

	2003	2004	2004
	DKKm	DKKm	USDm

Cash at bank and in hand	2,030	3,038	556
Short-term bank deposits	3,400	3,800	695

Total	5,430	6,838	1,251

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Note 17 -- Shareholders' Equity

Shareholders' equity consists of common shares, proposed dividends, capital in excess of par value and retained earnings.

Common shares

Increases in common shares require the approval of shareholders in a general meeting. At December 31, 2004, TDC A/S's common shares account balance was DKK 1,082m (USD 198m), which were made up of 216,459,540 shares of a nominal value of DKK 5 each.

The number of shares outstanding (including treasury shares) and issued during the years in the three-year period ended December 31, 2004 is as follows:

	2002	2003	2004

Number of shares outstanding, beginning of period	216,459,540	216,459,540	216,459,540
Issued	-	-	-

Number of shares outstanding, end of period	216,459,540	216,459,540	216,459,540

Proposed dividends

Gross dividends per share declared for 2002 and 2003 and proposed to the annual general meeting on March 17, 2005, for 2004 are as follows:

	2002	2003	2004	2004
	DKK	DKK	DKK	USD

Gross dividends per share of nominal value 5 DKK	11.50	12.00	12.50	2.29

There is no current restriction in TDC A/S's Articles of Association on the amount of the dividend that may be paid on the shares.

On February 23, 2005, the Board of Directors recommended, for approval by the shareholders, a total 2004 dividend of DKK 2,436m (USD 446m).

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

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Note 18 -- Minority interests

	2003	2004	2004
	DKKm	DKKm	USDm

Minority interests at January 1	550	2	0
Adjustment relating to changes in accounting principles	(346)	-	-
Currency translation adjustments, net	(1)	0	0
Minority interests’ share of net income	8	(2)	0
Reductions relating to the acquisition of enterprises	(209)	0	0
Additions relating to acquisition of enterprises	0	13	2
Additions during the year	0	14	3

Minority interests at December 31	2	27	5

Note 19 -- Provisions

	Pension	Other
	provi-	provi-
	sions, etc.	sions

Provisions at January 1, 2004	1,138	1,225
Adjustment relating to changes in accounting principles	(986)	(250)
Currency translation adjustments, net	1	(8)
Additions relating to acquisition of enterprises	0	446
Provisions made during the year	0	272
Change in present value	2	13
Provisions used during the year	(24)	(392)
Unused provisions reversed during the year	0	(73)
Disposals relating to the divestment of enterprises	0	(5)

Provisions at December 31, 2004 DKKm	131	1,228

Provisions at December 31, 2004 USDm	24	225

Pension provisions, etc. are mainly provisions related to foreign defined benefit plans and other similar payments relating to the reduction in the number of employees. Other provisions are related mainly to the reduction in the number of employees, restructuring costs and asset retirement obligations.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Note 20 -- Total Long-term Debt

	2003	2004	2004
	DKKm	DKKm	USDm

Bonds and long-term bank loans	34,840	28,798	5,267
Other long-term debt	915	817	149

Total	35,755	29,615	5,416

Due within twelve months	(2,781)	(598)	(109)

Total long-term debt at December 31	32,974	29,017	5,307

Long-term debt is due as follows:

	2003	2004	2004
	DKKm	DKKm	USDm

1-2 years	1,046	5,186	948
2-5 years	15,216	4,723	864
After 5 years	16,712	19,108	3,495

Total	32,974	29,017	5,307

Fair value	37,796	31,936	5,841

Nominal value	36,044	30,111	5,507

Note 21 -- Short-term Bank Loans

Short-term bank loans (due within one year) are specified as follows:

	2003	2004	2004
	DKKm	DKKm	USDm

Repayable in DKK	426	665	122
Repayable in foreign currencies	107	63	12

Total	533	728	133

Quarter-end average amount outstanding	333	507	93

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Note 22 -- Acquisition of Enterprises

	Date of entry infinancial statements	Percentage of voting shares acquired

Pricerunner AB	01.01.04	3.7
Telmore A/S	27.01.04	80.0
TDC Mobil Center A/S	01.04.04	6.0
Connect Partner A/S	12.05.04	100.0
Incuba A/S	19.05.04	0.3
Service Hosting A/S	06.07.04	25.0
Hungarian Telephone and Cable Corp.	01.10.04	11.0
Song Networks Holding AB	01.11.04	99.4
NetDesign A/S	01.12.04	100.0
TDC Mobil Center A/S	01.12.04	2.0

Enterprises acquired in 2004, 2003 and 2002 are included in the Consolidated Statements of Income for each of the three years in the period ended December 31, 2004, with the key figures shown below.

	2002	2003	2004	2004
	DKKm	DKKm	DKKm	USDm

Net revenues	185	341	1,564	286

Total operating expenses	(427)	(738)	(2,166)	(396)

Total operating income	(242)	(397)	(599)	(110)

Net income	(378)	(472)	(433)	(79)

Note 23 -- Disposal of Enterprises

During the year, the TDC Group disposed of its shares in Dan Net A/S, Gatetrade.net A/S, Pricerunner AB, Speech Ware A/S, Inform Net Partners s.r.l., Geovision A/S and Migway A/S and disposed of its indirect ownership share in Belgacom S.A.

The enterprises disposed of or deconsolidated in 2004, 2003 and 2002 are included in the Consolidated Statements of Income for each of the three years in the period ended December 31, 2004, with the following key figures:

	2002	2003	2004	2004
	DKKm	DKKm	DKKm	USDm

Net revenues	905	398	261	48

Total operating expenses	(975)	(380)	(187)	(34)

Total operating income	(63)	257	6,565	1,201

Net income	841	710	6,735	1,232

None of the disposals qualify as a discontinuing operation (as defined in the Danish Financial Statements Act).

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Note 24 -- Financial Instruments, etc.

A: Foreign currency exposures

The TDC Group has entered into a number of financial contracts in order to reduce exposures to foreign currency. The financial contracts used are currency swaps and forward-exchange contracts.

Financial assets and liabilities in foreign currencies and foreign currency derivative financial instruments at December 31, 2004 are specified below:

Maturity profile of net currency position at December 31 1

						2004	2003
						DKKm	DKKm
	Exchange
	rate	< 1 year	1 - 2 years	2 - 5 years	> 5 years	Total	Total

EUR	7.4381	10,103	3,421	3,327	(13,052)	3,799	439
CHF	4.8174	(4,663)	(18)	(65)	(265)	(5,011)	(5,456)
SEK	0.8250	495	(12)	(5)	0	478	260
Other		(238)	0	2	0	(236)	1,634

Total		5,697	3,391	3,259	(13,317)	(970)	(3,123)

Currency mix at December 31: 2

	DKK	EUR	CHF	SEK	Other

2004	46%	45%	6%	1%	2%

2003	43%	44%	6%	0%	7%

1 Excluding derivatives applied to hedge net investments, cf. table below.

2 The percentage distribution on currencies is measured on the basis of gross currency positions.

Maturity profile of nominal amounts and fair value of derivative financial
instruments at December 31 [1]								DKKm
						Total
						nominal		Fair
						amounts		values

	< 1 year	1-2 years	2-5 years	> 5 years	2004	2003	2004	2003
Swaps
Interest-rate swaps	0	8,173	4,765	0	12,938	19,900	(5)	(355)
Currency swaps	6,304	17,914	10,552	4,459	39,229	35,162	457	527
Forward-exchange
contracts
Purchased forward-
exchange contracts	15,882	0	0	0	15,882	18,898	(38)	25

Total at December 31	22,186	26,087	15,317	4,459	68,049	73,960	414	197

of which:
derivative assets							944	197
derivative liabilities							(530)	0

[1] Including derivatives applied to hedge net investments, cf. table below.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Hedging of net investments in foreign enterprises

Foreign currency hedging of net investments in foreign Group subsidiaries and associated								DKKm
enterprises

		2004				2003
				Deferred				Deferred
	Net			recognition	Net			recognition
	investments,			of change	investments,			of change
	carrying		Not	in fair	carrying		Not	in fair
	value	Hedged	hedged	value	value	Hedged	hedged	value

CHF	22,981	(23,005)	24	(18)	23,313	(23,494)	181	36
SEK	5,193	0	(5,193)	(1)	791	0	(791)	12
EUR	3,116	0	(3,116)	(2)	8,515	0	(8,515)	40
PLN	1,639	0	(1,639)	205	1.278	0	(1,278)	(185)
Other	328	0	(328)	6	285	0	(285)	(14)

Total at December 31	33,257	(23,005)	(10,252)	190	34,182	(23,494)	(10,688)	(111)

Net investments in foreign Group subsidiaries and associated companies are hedged for foreign currency risks only for TDC
Switzerland.

B: Interest-rate exposure

Interest-rate swap agreements have been used to restructure financial assets and liabilities in order to achieve the intended duration and reduce interest-rate exposure of the total portfolio.

The maturity profile and interest rates of financial assets and liabilities at December 31, 2004 are specified as follows:
Effective interest rates at December 31, 2004 (% per					Maturity profile and interest profile (DKKm)
annum)

	< 1	1 - 2	2 - 5	> 5			1 - 2	2 - 5	> 5
	year	years	years	years		< 1 year	years	years	years
ASSETS
Cash	2.11%	-	-	-	Fixed	3,800	0	0	0
					Floating	3,036	0	0	0

Marketable securities	4.00%	6.01%	2.64%	-	Fixed	500	1,721	0	0
					Floating	0	0	1,191	0

Loans	-	-	4.44%	3.26%	Fixed	0	0	0	0
					Floating	0	0	11	69

Other interest-	4.25%	5.00%	5.00%	-	Fixed	1	1	1	0
bearing financial					Floating	0	0	0	0
assets

Non interest-bearing
financial assets	-	-	-	-		2	0	0	0

Total monetary
assets	2.24%	6.01%	2.66%	3.26%		7,339	1,722	1,203	69

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Effective interest rates at December 31, 2004 (% per					Maturity profile and interest profile (DKKm)
annum)

	< 1	1 - 2	2 - 5	> 5			1 - 2	2 - 5	> 5
	year	years	years	years		< 1 year	years	years	years

LIABILITIES

Long-term loans	4.79%	6.05%	5.47%	5.50%	Fixed	(588)	(5,180)	(4,713)	(18,222)
					Floating	(10)	(5)	(4)	(886)

Short-term bank					Fixed	0	0	0	0
loans	2.34%	-	-	-
					Floating	(728)	0	0	0

Non interest-bearing	-	-	-	-		0	(1)	(6)	0
financial liabilities

Total monetary
liabilities	3.44%	6.05%	5.47%	5.50%		(1,326)	(5,186)	(4,723)	(19,108)

Monetary assets and
liabilities, net	1.97%	6.07%	6.42%	5.51%		6,013	(3,464)	(3,520)	(19,039)

Monetary assets and
liabilities, including
interest-rate swaps,
net	1.97%	4.17%	7.12%	5.51%

C: Undrawn credit lines

The undrawn credit lines at December 31, 2004 are specified as follows:

Maturities	Committed credit lines	Committed syndicated credit lines	Unutilized part of commercial paper program	Unutilized part of bond program	Total

DKKm

< 1 year	5,668	1,914	11,157	0	18,739
> 1 year	0	2,603	0	11,455	14,058

Total	5,668	4,517	11,157	11,455	32,797

D: Credit risk exposure

All financial instruments are agreements entered into with major banks. The counterparty risk is considered to be minimal.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Note 25 -- Pension Obligations

A: Domestic defined benefit plans

At December 31, 2004, approximately 4,100 of the TDC Group’s employees were entitled to a pension from the three pension funds related to TDC under conditions similar to those provided by the Danish Civil Servants’ Pension Plan. Since 1990, no new members have joined the pension fund schemes, and the pension funds are prevented from admitting new members in the future due to the bylaws.

The pension funds operate defined benefit plans and, in accordance with existing legislation, bylaws and the pension regulations, TDC is required to make contributions to meet the premium reserve requirements. Plan benefits are based primarily on years of credited service and on participants’ compensation at the time of retirement.

		Year ended December 31

Components of pension cost/(income):	2002	2003	2004	2004
	DKKm	DKKm	DKKm	USDm

Service cost[1]	206	200	181	33
Interest cost[2]	743	713	740	135
Expected return on plan assets	(1,529)	(1,448)	(1,368)	(250)
Recognized net actuarial (gain)/loss	(109)	(33)	0	0
Amortization of transition obligation[3]	295	288	269	50
Amortization of prior service cost	(16)	(16)	(15)	(3)

Net periodic pension cost/(income) recognized in the Statements
of Income	(410)	(296)	(193)	(35)
Domestic redundancy programs[4]	0	463	486	89

Pension cost/(income) recognized in the Statement of Income	(410)	167	293	54

1The actuarial present value of benefits attributed to services rendered by employees during the period.

2 The increase in the projected benefit obligation due to passage of time.

3 The transition obligation is the difference between the fair value of the plan assets and the projected benefit obligation at the date of adoption of FAS No. 87. The transition obligation is amortized as a component of pension cost over the average expected remaining service period for plan participants at the date of adoption.

4 Plan curtailment losses in connection with redundancies and special termination benefits are measured in accordance with FAS No. 88.

Obligations and funded status:	2002	2003	2004	2004
	DKKm	DKKm	DKKm	USDm

Change in benefit obligations:
Projected benefit obligation (PBO)[1] at January 1	13,880	14,521	15,403	2,817
Service cost	206	200	181	33
Interest cost	743	713	740	135
Curtailment in connection with redundancies	0	11	(14)	(2)
Special termination benefit	0	415	447	82
Actuarial (gain)/loss	374	228	765	140
Benefit paid	(682)	(685)	(815)	(149)

Projected benefit obligation (PBO)[1] at December 31	14,521	15,403	16,707	3,056

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

	2002	2003	2004	2004
	DKKm	DKKm	DKKm	USDm

Change in plan assets:
Fair value of plan assets at January 1	21,151	20,057	20,417	3,734
Actual return on plan assets	(492)	968	1,028	188
Employer contribution	80	77	535	98
Benefit paid	(682)	(685)	(815)	(149)

Fair value of plan assets at December 31	20,057	20,417	21,165	3,871

Funded status	5,536	5,014	4,458	816
Unrecognized net actuarial (gain)/loss	(34)	713	1,803	330
Unrecognized net transition obligation	1,282	942	626	114
Unrecognized prior service cost	(185)	(160)	(137)	(25)

Prepaid benefit cost (pension asset) recognized in the Balance Sheet	6,599	6,509	6,750	1,235

1 The actuarial present value of all benefits based on employee service rendered prior to that date, measured using assumptions as to future compensation levels.

	Year ended December 31

Plan assets:	2002	2003	2004

Weighted-average asset allocations by asset category at December 31:
Equity securities	21%	11%	13%
Debt securities	61%	72%	71%
Real estate	15%	15%	14%
Other	3%	2%	2%

Total	100%	100%	100%

	Year ended December 31

Weighted-average assumptions used to determine benefit obligations:	2002	2003	2004

Discount rate	5.00%	4.80%	4.50%
General salary inflation	2.25%	2.25%	2.25%
General price inflation	2.25%	2.25%	2.25%

	Year ended December 31

Weighted-average assumptions used to determine net periodic pension cost:	2002	2003	2004

Discount rate	5.50%	5.00%	4.80%
Expected return on plan assets	7.00%	6.50%	6.10%
General salary inflation	2.25%	2.25%	2.25%
General price inflation	2.25%	2.25%	2.25%

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

The basis for determining the overall expected rate of return is the pension funds' long-term strategic asset allocation of approximately 35% equity securities, 50% debt securities and 15% real estate. The overall expected rate of return is based on the average long-term yields on the plan assets invested or to be invested.

The expected return on plan assets for 2005 amounts to 5.80%.

The average remaining service periods of active plan participants expected to receive benefits was estimated to be 13.5 years at December 31, 2004 compared with 12.9 years at December 31, 2003.

Cash flows

TDC’s current contributions were DKK 65m (USD 12m) in 2004, against DKK77m in 2003. Furthermore, extraordinary contributions were DKK 470m (USD 86m). For 2005, the expected current contributions amount to DKK 154m.

Other information

Approximately six hundred members of the defined benefit plans will ultimately have part of their pension payment reimbursed by the Danish government. The related benefit obligations, approximately DKK 450m (USD 82m), have been deducted, arriving at the projected benefit obligation.

TDC A/S has assumed all pension obligations for the members of the three Danish pension funds. Accordingly, the net periodic pension cost as well as the pension assets for the three Danish pension funds is related to TDC A/S. Subsidiaries employing the members pay contributions to TDC A/S, which is included in the pension costs of the respective subsidiary.

The amendments to the Civil Servants' Pension Act in 1999, among other statutes, may result in changed plan benefits for certain members of the pension funds compared with former rules. Three members have brought a case against Jydsk Telefons Pensionskasse claiming that the members affected can refuse to accept the new rules as it is claimed that the change results in a reduction of the plan benefits, which in the plaintiffs’ opinion violates the pension fund’s pension regulation. The case may affect all three pension funds in TDC.

On September 3, 2004, the Western Division of the Danish High Court found in favor of the members, stating that the change in plan benefits that followed from the amendment of the rules in 1999 is without effect. Jydsk Telefons Pensionskasse has appealed against the judgment to the Supreme Court. Based on a legal evaluation, Management is of the opinion that the Supreme Court will most likely find in favor of Jydsk Telefons Pensionskasse.

If the outcome of the case is not in the pension fund’s favor, payment of contributions to the pension funds to meet the premium reserve requirements may be necessary, as well as higher future pension costs in TDC’s Consolidated Financial Statements. The contribution payments necessary for the pension funds to meet the premium reserve requirements are estimated to constitute up to DKK 400m (USD 73m) at December 31, 2004. The increase in the projected benefit obligations in TDC’s Consolidated Financial Statements is estimated to be DKK 225-350m (USD 41-64m) at December 31, 2004. Consequently, the increase in the expected pension obligations in TDC’s Consolidated Financial Statements may, in accordance with FAS 87, have to be amortized over the average remaining service periods of active plan participants, which means that the increase in the annual pension costs is estimated to be DKK 17-26m (USD 3-5m) per year.

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

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

TDC's foreign defined benefit plans are immaterial.

C: Pensions for former Danish State civil servants

In addition to the defined benefit plans, the Group has paid annual pension contributions to the Danish government. The pension contributions were paid for employees who, due to previous employment agreements, have retained their rights as civil servants to defined pension benefits from the Danish government.

In 1994, the Group reached an agreement with the Danish government to make a one-time payment of DKK 1,210m of which DKK 108m was considered as interest compensation for the period July 1, 1994, to August 1, 1995. This agreement was in respect of the Group’s pension obligation to employees who participated in the Danish civil servants’ pension plan. Under the agreement, the Group’s pension contributions to the Danish government ceased at July 1, 1994. The agreed non-recurring payment is treated as a prepayment, which will be expensed over the average expected remaining service lives of the active employees concerned.

In connection with the reduction in the number of employees in 2004 and previous years, some of the retired employees have retained their rights to civil servant pensions from the Danish government. The Company estimates that the retirements will not cause further payments on the part of the Company.

Note 26 -- Other Financial Commitments

	2003	2004	2004
	DKKm	DKKm	USDm

Lease commitments:

Rental expense relating to properties in the period of interminability	3,983	4,317	789
Accumulated lease commitments for machinery, equipment,
computers, etc.	603	1,208	221

Total	4,586	5,525	1,010

which can be specified as follows:

Not later than 1 year	702	924	169
Later than 1 year and not later than 5 years	1,869	2,442	447
Later than 5 years	2,015	2,159	394

Total	4,586	5,525	1,010

Total rental expense for the year for all operating leases	879	1,048	192

Capital and purchase commitments:
Investments in property, plant and equipment	195	198	36

Investments in intangible assets	4	6	1

Commitments related to outsourcing agreements	395	356	65

Other purchase commitments	345	412	75

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Note 27 -- Contingent Assets and Contingent Liabilities

Contingent assets

The TDC Group is awaiting the outcome of certain cases brought against other telecommunications companies. A potential favorable outcome for TDC of one or more of these cases could result in substantial additional income.

Contingent liabilities

The TDC Group is a party to certain pending lawsuits and cases pending with public authorities and complaint boards. Based on a legal assessment of the possible outcome of each of these lawsuits and cases, Management is of the opinion that these will have no significant adverse effect on the TDC Group’s financial position.

In connection with capital sale and leaseback agreements, the Group has provided guarantees covering intermediary leasing companies’ payment of the total lease rentals. The Group has made legally releasing non-recurring payments to the intermediary lessors of an amount corresponding to the total lease charges. At December 31, 2004, the guarantees amounted to DKK 3,030m (USD 554m) compared with DKK 3,472m at December 31, 2003. The guarantees provided by the TDC Group are economically defeased by means of payment instruments issued by creditworthy obligors unrelated to the TDC Group that secure or otherwise provide for payment of the regular lease payments and purchase-option prices due from the intermediary leasing companies. These instruments are lodged as security for payment of the regular lease payments by the intermediary leasing companies.

In accordance with Section 32 of the Danish Civil Servants Act, the Group has a termination benefit obligation for former Danish civil servants and for employees with civil servant status who were hired before April 1, 1970, and who are members of the related Danish pension funds.

The Group has provided the usual guarantees in favor of suppliers and partners. These guarantees amounted to DKK 135m (USD 25m) at December 31, 2004 compared with DKK 154m at December 31, 2003.

Recourse guarantees provided by TDC A/S for its subsidiaries amounted to DKK 742m (USD 136m) at December 31, 2004 compared with DKK 3,416m at December 31, 2003. TDC A/S has committed to contributing, if necessary, additional capital to TDC Switzerland in order to generate taxable income sufficient to utilize the accumulated tax loss carry-forwards prior to their expiration. Further, TDC A/S has issued letters of support and undertaken loan commitments for some of its subsidiaries.

Note 28 -- Related Party Transactions

Name of related party	Nature of relationship	Domicile
SBC Communications Inc.	Ownership (until June 2004)	Texas, USA
KTAS Pensionskasse	Pension fund	Copenhagen, Denmark
Jydsk Telefons Pensionskasse	Pension fund	Århus, Denmark
Fyns Telefons Pensionskasse	Pension fund	Odense, Denmark

Danish Group companies have entered into certain lease contracts with the related Danish pension funds. The lease contracts are interminable until 2020 at the latest. The aggregate amount payable under such agreements amounted to DKK 1,242m (USD 227m) at December 31, 2004 compared with DKK 1,321m at December 31, 2003. The rental expense was DKK 139m (USD 25m) for 2004 compared with DKK 132m in 2003. The lease contracts are regarded as operating leases. In addition, annual contributions are paid to the pension funds, see note 25 Pension obligations.

The Group has no other transactions with related parties. TDC A/S has related party transactions with a number of Group companies (see notes 1 and 29). All the transactions are made on an arm’s length basis.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Note 29 -- Overview of Group companies at December 31, 2004

Company name	Domicile	Currency	Common	TDC	Number of
			shares	Group	subsidiaries and
			(amount)	ownership	associated
			million	share (%)	enterprises not
					listed here [1]
TDC Solutions Group

TDC Solutions A/S	Copenhagen, Denmark	DKK	1,140.0	100.0	4
Contactel s.r.o.	Prague, Czech Republic	CZK	2,353.0	100.0
TDC Hosting A/S	Århus, Denmark	DKK	4.2	100.0
TDC Internordia AB	Solna, Sweden	SEK	62.3	100.0	1
Operators Clearing House A/S2	Copenhagen, Denmark	DKK	1.0	25.0
Service Hosting A/S	Brøndby, Denmark	DKK	0.5	100.0
TDC Call Center Europe A/S	Sønderborg, Denmark	DKK	0.5	100.0
TDC Carrier Services USA, Inc.	New York, USA	USD	0.0	100.0
TDC Norge AS	Oslo, Norway	NOK	124.8	100.0
TDC Produktion A/S	Odense, Denmark	DKK	0.5	100.0
TDC Switzerland AG3	Zürich, Switzerland	CHF	923.6
Telecom Invest A/S	Copenhagen, Denmark	DKK	10.0	100.0	2
TDC Song Holding AB	Stockholm, Sweden	SEK	291.0	99.4	24
NetDesign A/S	Farum, Denmark	DKK	2.3	100.0

TDC Mobile International Group

TDC Mobile International A/S	Copenhagen, Denmark	DKK	600.0	100.0	1
TDC Mobil A/S	Taastrup, Denmark	DKK	1.0	100.0	2
Bité GSM	Vilnius, Lithuania	EUR	55.7	100.0	1
Tele Danmark Connect 1 A/S	Taastrup, Denmark	DKK	7.0	100.0
• One GmbH [2]	Vienna, Austria			15.0
Polkomtel S.A. [2]	Warsaw, Poland	PLN	2,050.0	19.6
Talkline Management und Finance Holding
GmbH	Elmshorn, Germany	EUR	6.1	100.0	1
• Talkline GmbH & Co. KG	Elmshorn, Germany			100.0
• Talkline InfoDienste GmbH	Elmshorn, Germany			100.0
Tele Danmark Consult A/S	Taastrup, Denmark	DKK	9.0	100.0
TDC Mobil Center A/S	Odense, Denmark	DKK	2.5	84.9
Telmore International Holding A/S	Taastrup, Denmark	DKK	1.0	80.0	1
Telmore A/S	Taastrup, Denmark	DKK	1.0	100.0

TDC Cable TV Group

TDC Cable TV A/S	Copenhagen, Denmark	DKK	140.0	100.0
Dansk Kabel TV A/S	Taastrup, Denmark	DKK	21.4	100.0
Connect Partner A/S	Herlev, Denmark	DKK	3.3	100.0

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Company name	Domicile	Currency	Common	TDC	Number of
			shares	Group	subsidiaries
			(amount)	ownership	and
			million	share (%)	associated
					enterprises
					not listed
					here [1]
TDC Directories Group

TDC Directories A/S	Rødovre, Denmark	DKK	5.5	100.0	1
TDC Förlag AB	Halmstad, Sweden	SEK	0.2	100.0	3
TDC Hakemistot OY	Helsinki, Finland	EUR	0.0	100.0

TDC Switzerland Group

TDC Switzerland AG 3	Zürich, Switzerland	CHF	923.6	100.0	5

TDC Services Group

TDC Services A/S	Copenhagen, Denmark	DKK	170.0	100.0
TDC Reinsurance A/S 2	Copenhagen, Denmark	DKK	25.0	100.0
Tele Danmark Reinsurance S.A. [2]	Luxembourg	DKK	10.0	100.0

Other [1]

TDC ADSB Invest ApS	Copenhagen, Denmark	DKK	100.0	100.0
• ADSB Telecommunications B.V. [2]	Amsterdam, the Netherlands			32.9
Hungarian Telephone and Cable Corp. [2]	Delaware, USA	USD	0.0	42.6	5

1 In order to give the reader a clear presentation, some minor enterprises owned indirectly are not listed separately in the overview.
2 The enterprise is included under the equity method.
3 TDC Solutions A/S owns 17.4% of TDC Switzerland AG.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Note 30 -- Reconciliation to United States Generally Accepted Accounting Principles (US GAAP)

The Group’s accounting policies have been described below where these differ significantly from accounting principles applicable in the United States (US GAAP):

Amortization of goodwill

In accordance with Danish accounting principles, goodwill is amortized on a straight-line basis over the estimated economic life, determined on the basis of Management’s experience within the individual business lines, however, not exceeding twenty years. With the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” beginning January 1, 2002, US GAAP prohibit the amortization of goodwill and require that goodwill be tested at least annually for impairment.

Development costs

In accordance with Danish accounting principles, development costs are recognized as intangible assets if the cost can be calculated reliably and is expected to generate future economic benefits. Development costs are amortized over a period of three to five years. Under US GAAP, development costs are expensed as incurred, except for computer software developed for internal use.

Capitalization of software costs

In accordance with Danish accounting principles, the cost of computer software includes indirect production costs. Under US GAAP, only direct costs are included.

Depreciation in year of acquisition or construction

According to TDC Group accounting policies until year-end 1992, a full year’s depreciation was charged on fixed assets in the year in which the asset was acquired or under construction. Under US GAAP, such depreciation commences from the time of acquisition or from the date of the assets’ entry into service.

Formation of the Group

In accordance with Danish accounting principles, certain property, plant and equipment acquired upon the formation of the Group were measured at fair value, whereas goodwill and rights were capitalized. The capitalized excess values are depreciated over the useful lives. Under US GAAP, the transfer of assets between companies under joint control is accounted for using the pooling-of-interests method. Accordingly, any adjustment of property, plant and equipment to fair value and any capitalization of goodwill and rights related to the formation of the Group are eliminated in the Group’s Financial Statements.

Capital sale and leaseback agreements

In accordance with Danish accounting principles, non-recurring payments that have been made to legally extinguish future lease payments are offset against the lease obligations in the balance sheets. Under US GAAP, in certain circumstances the non-recurring payments and the corresponding lease obligations must be shown as assets and as liabilities in the balance sheet.

Recognition of change in ownership interest gain

In accordance with Danish accounting principles, a gain arising from a decrease in the investor’s ownership interest in an investee is taken to the statement of income. US GAAP requires in certain circumstances that such a gain be credited directly to shareholders’ equity.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Revenue recognition

In accordance with Danish accounting principles, elements in revenue arrangements with multiple deliverables are recognized as separate units of accounting independent of any contingent element related to the delivery of additional items or other performance conditions. Under US GAAP, multiple element contracts as from June 15, 2003 are recorded in accordance with EITF No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables” under which the amount allocable to a delivered item is limited to the amount that is not contingent upon the delivery of additional items or meeting other performance conditions.

Minority passive investments

In accordance with Danish accounting principles, minority passive investments are measured at fair values. Fair value adjustments are recognized in the statements of income. Under US GAAP, minority passive investments with no readily determinable fair value are measured at cost.

Sale and leaseback of property

In accordance with Danish accounting principles, the property sale and leaseback agreements entered into with related defined benefit plans are regarded as operating leases and, accordingly, the resulting gain is recognized in the statement of income. US GAAP does not recognize sale and leaseback accounting for transactions in which the seller has continuing involvement in the property other than a normal leaseback.

Asset retirement obligations

In accordance with Danish accounting principles, the effect of a change in the fair value of an asset retirement obligation is capitalized and depreciated over the remaining useful life of the underlying asset. Under US GAAP, such asset retirement obligations are accounted for in accordance with Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations". Accordingly, the accumulated accretion and depreciation expense through December 31, 2002 is recognized in the accounts as a cumulative catch-up adjustment.

Employee share offering program

In accordance with Danish accounting principles, an employee share offering is considered a transaction within shareholders' equity. US GAAP require that the excess of the fair value over proceeds from sale of shares to employees be considered employee compensation costs.

Gain related to sale of shares

In accordance with Danish accounting principles, a gain arising from sale of shares where the sales price is not fixed is recognized when the inflow of economic benefits is estimable. Under US GAAP, a gain should not be recorded until the final price is established.

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

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

The effect on net income and shareholders’ equity is stated below as if the Financial Statements had been prepared in accordance with US GAAP:

A: Effect on net income:	Yearended December 31

	2002	2003	2004	2004
	DKKm	DKKm	DKKm	USDm

As reported in the Consolidated Statements of Income	4,458	1,745	8,742	1,599

Reversal of amortization of goodwill	1,428	1,689	1,509	276
Reversal of depreciation of any write-up to fair value of property, plant and equipment arising on formation of the Group:
Depreciation for the year	31	31	25	5
Reversal of capitalized indirect production costs in relation to
software costs	(23)	(4)	(8)	(1)
Reversal of capitalization of development costs	(10)	(6)	2	0
Depreciation in year of acquisition or construction	(132)	(5)	(2)	0
Revenue recognition	0	(8)	7	(1)
Adjustment relating to sale and leaseback of property to pension
funds	9	9	9	2
Asset retirement obligations	0	14	3	1
Employee share issue	0	(121)	0	0
Changes to fair value of minority passive investments	1,057	(29)	50	9
Timing of gain regarding transfer of financial assets	257	-	-	-
Reversal of gain related to sale of shares	0	(234)	234	43
Reversal of capitalized pre-acquisition costs	(37)	-	-	-
Difference in gain related to sale of enterprises	0	0	(559)	(102)
Other	33	(35)	(99)	(18)
Deferred tax, US GAAP adjustments [1]	69	13	61	11
Cumulative effect of change in accounting policy regarding asset
retirement obligations at January 1, 2003, net of tax	-	(63)	-	-

Net income in accordance with US GAAP	7,140	2,996	9,974	1,824

1 The tax amount for 2002 includes the effect of the tax deduction of DKK 50m on the 1994 Employee Share Issue allowed by the Danish Supreme Court in 2002.

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Financial ratios	Yearended December 31

	2002	2003	2004	2004
	DKK	DKK	DKK	USD

Earnings per share of nominal value DKK 5 in
accordance with US GAAP (basic):
Net income before cumulative effect of change in accounting
policies	33.23	14.03	48.74	8.91
Cumulative effect of change in accounting policies, after tax	-	(0.30)	-	-

Net income	33.23	13.73	48.74	8.91

Earnings per share of nominal value DKK 5 in
accordance with US GAAP (diluted):
Net income before cumulative effect of change in accounting
policies	33.23	14.01	48.65	8.90
Cumulative effect of change in accounting policies, after tax	-	(0.30)	-	-

Net income	33.23	13.71	48.65	8.90

Earnings per ADS in accordance with US GAAP (basic):
Net income before cumulative effect of change in accounting
policies	16.62	7.02	24.37	4.46
Cumulative effect of change in accounting policies, after tax	-	(0.15)	-	-

Net income	16.62	6.87	24.37	4.46

Earnings per ADS in accordance with US GAAP (diluted):
Net income before cumulative effect of change in accounting
policies	16.62	7.01	24.33	4.45
Cumulative effect of change in accounting policies, after tax	-	(0.15)	-	-

Net income	16.62	6.86	24.33	4.45

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

B: Effect on shareholders´ equity:	Year ended December 31

	2003	2004	2004
	DKKm	DKKm	USDm

Shareholders’ equity as reported in the Consolidated Balance Sheets	32,973	35,963	6,577

Reversal of amortization of goodwill	3,117	4,020	735
Reversal of depreciation of any write-up to fair value of tangible property, plant and equipment arising on formation of the Group:
Accumulated cost	(1,211)	(1,211)	(221)
Accumulated depreciation	1,179	1,204	220

Reversal of capitalized indirect production costs in relation to software costs	(112)	(109)	(20)
Reversal of capitalization of development costs	(16)	(14)	(3)
Depreciation in year of acquisition or construction	44	42	8
Revenue recognition	(8)	(1)	0
Adjustment relating to sale and leaseback of property to pension funds	(110)	(101)	(19)
Asset retirement obligations	(70)	(67)	(12)
Changes to fair value of minority passive investment	(69)	(18)	(3)
Reversal of gain related to sale of shares	(234)	0	0
Other	(4)	(134)	(24)
Deferred tax, of US GAAP adjustments	28	89	16

Shareholders’ equity in accordance with US GAAP	35,507	39,663	7,254

Balance Sheet items from the Consolidated Balance Sheets and as adjusted in accordance with US GAAP:

	As reported in the			Amounts as adjusted
	Consolidated Balance Sheets			to conform to US GAAP
		at December 31			at December 31

	2003	2004	2004	2003	2004	2004
	DKKm	DKKm	USDm	DKKm	DKKm	USDm

Intangible assets	27,956	29,574	5,409	30,472	33,481	6,124
Property, plant and equipment	25,260	26,217	4,795	25,133	26,110	4,775
Investments and other assets	8,688	2,753	503	9,180	2,793	511
Other accounts receivable	2,626	1,736	318	6,098	4,766	872
Prepaid expenses	7,465	7,807	1,428	7,474	7,812	1,429
Deferred tax, net:
Current	(131)	(191)	(35)	(133)	(191)	(35)
Non-current	4,185	4,356	797	4,159	4,267	780
Other provisions	975	1,228	225	975	1,332	244
Long term debt	32,974	29,017	5,307	36,446	32,047	5,861
Deferred income	3,254	3,625	663	3,638	3,755	687
Other short term debt	14,204	12,416	2,271	14,204	12,416	2,271
Shareholders’ equity	32,973	35,963	6,577	35,507	39,663	7,254

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Note 31 -- Auditors’ remuneration

	2002	2003	2004	2004
	DKKm	DKKm	DKKm	USDm

The remuneration of the auditors elected by
the Annual General Meeting:
PricewaterhouseCoopers	44	37	37	7
Ernst & Young	3	3	7	1
Other auditors	2	1	2	0

Total	49	41	46	8

Hereof fees in respect of non-audit services:
PricewaterhouseCoopers	29	22	24	5
Ernst & Young	1	0	1	0
Other auditors	-	1	1	0

Total	30	23	26	5

Note 32 – Net Interest-bearing Debt

	2003	2004	2004

	DKKm	DKKm	USDm

Other accounts receivable	(148)	(83)	(15)
Marketable securities	(2,028)	(3,412)	(624)
Cash	(5,430)	(6,838)	(1,251)
Total long-term debt	32,974	29,017	5,307
Current maturities of long-term debt	2,781	598	110
Short-term bank loans	533	728	133

Total	28,682	20,010	3,660

Note 33 -- Supplementary US GAAP Information

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

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(c) Investments and other financial assets, Current Maturities of Long-Term Debt, Short-Term Bank Loans and Long-Term Debt
The fair value for these financial instruments was estimated based on the discounted value of future cash flows expected to be received or paid, taking into account current discount rates that reflect the different relative risks involved.

The estimated fair values of the Company's financial instruments are as follows:

	2004

	Carrying	Fair	Fair
	Amount	Value	Value
	DKKm	DKKm	USDm

Cash	6,838	6,838	1,251
Marketable securities	3,412	3,412	624
Trade accounts receivable, net	7,584	7,584	1,387
Other current assets	11,168	11,168	2,043
Investments and other financial assets	2,753	2,753	504
Short-term bank loans	728	728	133
Long-term debt including current maturities of long-term debt	29,615	31,936	5,841

Financial information about the investment in Belgacom S.A.

The TDC Group had a 16.5% ownership interest as of December 31, 2002, a 15.9% ownership interest as of December 31, 2003 and no ownership interest subsequent to March 25, 2004 in the associated enterprise Belgacom S.A. The investment has been recognized using the equity method.

Key figures for Belgacom S.A. measured in accordance with Danish accounting principles on a 100% basis:

	2002	2003	2004 [1]
	DKKm	DKKm	DKKm

Net revenues	38,933	39,842	9,780

Operating income	4,727	3,648	3,191

Net income	5,620	867	1,500

1 For the period January 1, 2004 to March 25, 2004.

December
31, 2003
DKKm

Current assets	17,877

Non-current assets	44,253

Current liabilities	11,972

Non-current liabilities	10,276

Back to Contents

TDC A/S AND CONSOLIDATED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Note 34 -- Valuation and Qualifying Accounts and Reserves

	Balance beginning of period DKKm	Adjust- ment relating to changes in account- ing policies	Additions relating to the acquisi- tion of enter- prises DKKm	Additions charged to cost and expenses DKKm	Deduc- tions DKKm	Balance end of period DKKm

Year ended Dec. 31, 2002
Allowance for doubtful debts	1,635	(200)	0	663	(225)	1,873
Other provisions	1,434	(389)	0	95	(738)	402

Year ended Dec. 31, 2003
Allowance for doubtful debts	1,873	0	0	356	(796)	1,433
Other provisions	402	0	0	853	(280)	975

Year ended Dec. 31, 2004
Allowance for doubtful debts	1,433	0	0	531	(555)	1,409
Other provisions	975	0	446	285	(478)	1,228

Year ended Dec. 31, 2004(USDm)
Allowance for doubtful debts	262	0	0	97	(101)	258
Other provisions	178	0	82	52	(87)	225

1 Deductions relates mainly to realization of losses.