Form 20-F
period 2005-12-31
TDC A/S
filed 2006-06-27
CIK 920602

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 20-F
_________________

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005

Commission File Number: 001-12998
TDC A/S
(Exact Name of Registrant as Specified in its Charter)

DENMARK
(Jurisdiction of Incorporation)

Nørregade 21
DK-0900 Copenhagen C, Denmark
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each	None
representing one half of one Ordinary
Share, 5 DKK par value

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005 was:

216,459,540 Ordinary Shares, 5 DKK par value each

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☒          NO ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934.

YES ☐          NO ☒

Back to Contents

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒          NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒     Accelerated filer ☐     Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒          Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐          NO ☒

Back to Contents

i

Back to Contents

Introduction

     We publish our financial statements in Danish kroner. Unless otherwise indicated, all amounts in this annual report are expressed in Danish kroner. References in this annual report to “US dollars”, “USD”, “US$”, “$” or “¢” are to US currency, references to Danish kroner or DKK are to Danish currency, references to “EUR”, “euro” or “€” are to the currency of the member states of the European Union (with the exception of the United Kingdom, Denmark and Sweden) and references to “CHF” or “Swiss francs” are to Swiss currency. Solely for the convenience of the reader, certain amounts have been translated into US dollars at the rate of DKK 6.2985 to the US dollar, the official exchange rate of the Nationalbank of Denmark on December 31, 2005. Such translation should not be construed as a representation that the Danish kroner amounts represent, or have been or could be converted into, US dollars at that or any other rate.

     Unless otherwise indicated, financial information in this Annual Report as of and for the years ended December 31, 2004 and 2005 has been prepared in accordance with International Financial Reporting Standards as adopted by the EU (IFRS). IFRS differ in certain significant respects from US GAAP. For a reconciliation of certain of our financial data to US GAAP, see note 33 to our consolidated financial statements.

     As used in this annual report, unless the context otherwise requires or specifies, references to “we” , “the group” , “us” and “our” refer to TDC A/S and its subsidiaries.

Cautionary Statement Regarding Forward-Looking Statements

     Certain sections of this Annual Report contain forward-looking statements that are subject to risks and uncertainties.

     Examples of such forward-looking statements include, but are not limited to:

•	statements containing projections of revenue, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials.
•	statements of our plans, objectives or goals for future operations including those related to our products or services.
•	statements of future economic performance.
•	statements of the assumptions underlying or relating to such statements.

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

Item 2 Offer Statistics and Expected Timetable

Not applicable.

Item 3 Key Information

Selected Financial Data

     The following tables set forth our selected consolidated financial data for the periods indicated. This data is derived from our audited consolidated financial statements prepared in accordance with the International Financial Reporting Standards as adopted by the EU (IFRS). IFRS differ in certain respects from US GAAP. See note 33 to our consolidated financial statements for a description of the significant differences between IFRS and US GAAP as they relate to us.

     These tables should be read together with Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes to those financial statements, included elsewhere in this annual report. The Consolidated Financial Statements for the five years ended December 31, 2005 have been audited by PricewaterhouseCoopers.

Back to Contents

	Year Ended December 31,

	2001	2002	2003	2004	2005
	DKK	DKK	DKK	DKK	DKK

Statement of Income Data:	(In millions except per share and per ADS amounts)

Amounts in accordance with IFRS:
Revenue				42,339	46,588
Operating expenses before depreciation, etc				(31,138)	(34,773)
Depreciation, amortization and impairment losses				(6,661)	(6,827)

Total operating expenses				(37,799)	(41,600)
Other income and expenses				1,180	257
Operating income				5,720	5,245

Income from associates				5,632	334

Net financials				(716)	(1,056)
Income before income taxes				10,636	4,523

Income taxes				(1,041)	(1,026)
Net income from continuing operations				9,595	3,497

Net income from discontinued operations				315	3,953
Net income				9,910	7,450

Net income attributable to Company shareholders				9,912	7,474

Operating income per share				27.95	26.87
Operating income per ADS (1)				13.98	13.44
Earnings per share				48.44	38.29
Earnings per ADS (1)				24.22	19.15

Dividends per share (2)	11.00	11.50	12.00	12.50	0.00
Dividends per ADS (2), (3)	5.50	5.75	6.00	6.25	0.00

Amounts in accordance with US GAAP(4):
Revenue	40,411	40,492	40,144	42,346	46,586
Operating income	(998)	3,683	3,790	5,366	4,836
Net income from continuing operations	(1,401)	6,850	2,802	9,610	3,276
Net income (loss)	(1,192)	7,086	2,974	9,922	7,229
Earnings per share (basic) (1)	(5.53)	32.98	13.92	48.49	37.04
Earnings per share (diluted) (1)	(5.53)	32.98	13.91	48.39	36.83
Earnings per share from continuing operations (basic) (1)..	(6.51)	31.88	13.12	46.96	16.79
Earnings per ADS (basic) (1)	(2.77)	16.49	6.96	24.25	18.52
Earnings per ADS (diluted) (1)	(2.77)	16.49	6.96	24.20	18.42
Earnings per ADS from continuing operations (basic) (1) ..	(3.26)	15.94	6.56	23.48	8.40

(1)	Operating income and earnings per ADS reflect the ratio of one half of one share per one ADS.
(2)	Subsequently, Interim Dividends of DKK 219.50 per share were declared on April 5, 2006 and Interim Dividends of DKK 4.35 per share were declared on June 21, 2006.
(3)	Dividends per ADS reflect the ratio of one half of one share per one ADS.
(4)	Upon adoption of SFAS 142 on January 1, 2002, we ceased amortization of all goodwill for US GAAP reporting purposes. Amortization expense on goodwill on a US GAAP basis for the year ended December 31, 2001 was DKK 1,534 million.

Back to Contents

	As of December 31,

	2001	2002	2003	2004	2005
	DKK	DKK	DKK	DKK	DKK

Balance Sheet Data:	(In millions)

Amounts in accordance with IFRS:
Total non-current assets				69,865	68,615
Total current assets				20,399	24,909
Total assets				90,264	93,524
Total current liabilities				15,089	18,598
Total non-current liabilities				36,325	31,131
Total liabilities				51,414	49,729
Equity attributable to Company shareholders				38,823	43,520
Total equity				38,850	43,795

Amounts in accordance with US GAAP:
Total assets	95,266	93,276	93,187	93,444	96,713
Capital stock	1,082	1,082	1,082	1,082	992
Total shareholders’ equity	31,279	35,856	35,507	39,663	43,973

Average number of shares (adjusted to reflect changes in capital)	216.5	216.5	216.5	216.5	208.1

	Year Ended December 31,

	2001	2002	2003	2004	2005
	DKK	DKK	DKK	DKK	DKK

	(In millions)

Statement of Cash Flow Data:
Net cash from operating activities				11,084	8,691
Net cash used for investing activities				2,889	(1,226)
Net cash from/(used for) financing activities				(12,573)	(4,229)

	2001	2002	2003	2004	2005

Additional Information:
Number of customers ( ‘000) (1)
Landline	3,913	3,598	3,631	3,483	3,521
Mobile	4,575	4,939	6,199	7,126	9,022
Internet	1,403	1,285	1,696	1,814	1,769
Cable TV	828	885	924	982	1,030
Capital expenditure (DKK millions) (2)	21,419	7,243	13,461	9,992	6,274
Number of employees (3)	21,344	21,009	20,034	19,497	20,225

(1)		Denotes end of period subscribers and includes customers with and without subscriptions on the following basis:
	•	Landline customers with subscriptions;
	•	Mobile customers with subscriptions or who have been active within the last 3 to 15 months; and
	•	Internet customers with subscriptions or who have been active within the last 1 to 3 months. The number of subscribers also includes resale customers.
(2)		Capital expenditure includes expenditure on intangible assets, property, plant and equipment, as well as share acquisitions.
(3)		The figures denote end-of-year full time employee equivalents including permanent employees, trainees and temporary employees.

Back to Contents

Dividends

     Dividends on our shares may be paid out of profits as shown in our annual financial statements, as adopted by our Board of Directors and approved at the Annual General Meeting of shareholders. Under Danish law, dividends may be paid in respect of a financial period as to which audited financial statements have been approved at a General Meeting

     Under Danish law, interim dividend on our shares may also be paid out of profits as shown in an interim balance sheet, as adopted by the Board of Directors and reviewed by our auditor, provided that a General Meeting has authorized the Board of Directors to distribute interim dividend.

     No dividends will be paid on the company’s own holding of TDC treasury shares.

Exchange Rates

     The following chart shows for the period from January 1, 2001 through May 31, 2006, the period end, average, high and low noon buying rates in the City of New York for cable transfers of Danish kroner as certified for customs purposes by the Federal Reserve Bank of New York expressed as Danish kroner per $1.00.

	DKK per $1.00

Year	High	Low	Period average(1)	Period end

2001	8.8900	7.8260	8.3323	8.3529
2002	8.6470	7.0850	7.8862	7.0850
2003	7.1280	5.9150	6.5800	5.9150
2004	6.3115	5.4596	5.9891	5.4940
2005	6.3891	5.5161	6.0194	6.2985

Month

October 2005	6.2632	6.1423	6.2034	6.2219
November 2005	6.3891	6.1857	6.3277	6.3200
December 2005	6.3698	6.1874	6.2844	6.2985
January 2006	6.2284	6.0714	6.1530	6.1377
February 2006	6.2888	6.1677	6.2514	6.2559
March 2006	6.2748	6.1174	6.2025	6.1467
April 2006	6.1710	5.9076	6.0798	5.9076
May 2006	5.9140	5.7841	5.8398	5.8098

(1)	In respect of the yearly data, the average of the noon buying rates on the last business day of each month during the relevant period. In respect of the monthly data, the average of the noon buying rates on each business day during the month. The noon buying rate of the Danish kroner on May 31, 2006 was DKK 5.8098 = $1.00.

     The following chart shows for the period from January 1, 2001 through May 31, 2006, the period end, average, high and low noon buying rates in the City of New York for cable transfers of Danish kroner as certified for customs purposes by the European Central Bank expressed as Danish kroner per €1.00. The exchange rate of Danish kroner per euro is regulated by the Exchange Rate Mechanism (ERM II), a system originally established in 1979 for controlling exchange rates within the European Monetary System of the EU. Under this system, Denmark sets its central exchange rate to 7.46038 kroner per euro and allows fluctuations of the exchange rate within a 2.25% band. This means that Danish krone can fluctuate from a high of DKK 7.63 per €1.00 to a low of DKK 7.29 per €1.00. If the market determined floating exchange rate rises above, or falls below the bands, Danmarks Nationalbank, the Danish central bank, must intervene.

Back to Contents

	DKK per €1.00

Year	High	Low	Period average(1)	Period end

2001	7.4671	7.4342	7.4504	7.4365
2002	7.4405	7.4246	7.4298	7.4288
2003	7.4450	7.4234	7.4309	7.4450
2004	7.4524	7.4287	7.4394	7.4388
2005	7.4640	7.4351	7.4525	7.4605

Month

October 2005	7.4632	7.4594	7.4620	7.4623
November 2005	7.4640	7.4537	7.4596	7.4537
December 2005	7.4610	7.4487	7.4541	7.4605
January 2006	7.4639	7.4573	7.4613	7.4639
February 2006	7.4674	7.4598	7.4641	7.4610
March 2006	7.4628	7.4586	7.4612	7.4624
April 2006	7.4635	7.4556	7.4608	7.4578
May 2006	7.4590	7.4521	7.4556	7.4557

(1)	In respect of the yearly data, the average of the noon buying rates on the last business day of each month during the relevant period. In respect of the monthly data, the average of the noon buying rates on each business day during the month. The noon buying rate of the Danish kroner on May 31, 2006 was DKK 7.4557 = €1.00.

Capitalization and Indebtedness

     Not applicable.

Reasons for the Offer and Use of Proceeds

     Not applicable.

Risk Factors

     The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations or cash flows.

Risks Related to Our Business

We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our main business lines.

     We face significant competition from established and new competitors. In our international operations, we compete against companies with in some cases better access to financing, more comprehensive product offerings, greater personnel resources, greater brand name recognition and experience or long-established relationships with regulatory authorities and customers. If we cannot match the product offerings, services or prices of our competitors, we may lose market share. If we are forced to lower our prices to match the prices of our competitors, we may experience decreasing profit margins.

In summary, competition in our business could lead to:

•	continued price erosion for our products and services;
•	loss of existing or prospective customers and greater difficulty in retaining existing customers;

Back to Contents

•	obsolescence of existing technologies and the need for more rapid deployment of new technologies; and
•	increased pressure on our profit margins, preventing us from maintaining or improving our current level of operational profitability and cash flows.

     Landline and Broadband. We expect increased competition to our landline business due to price reductions by our competitors, the development of new technologies, including VoIP, and fixed-to-mobile substitution. These factors may result in a loss of fixed line subscribers and market share, which could adversely affect our revenue and profit margins.

     Providers of VoIP are offering telephony at significantly reduced prices. Therefore, there is considerable risk that our own introduction of VoIP could negatively affect our landline operation’s future earnings potential, as we may not be able to maintain a price level for VoIP similar to levels for PSTN.

     Continuing competition is also expected in landline telephony from IP-based internal networks (such as IP-VPN for business customers), antenna and housing association networks and utility companies using their infrastructure to provide telephony and broadband. Similarly, in the market for leased lines, continuing competition is likely from substitution products, including new IP-based transmission products such as MPLS, Ethernet solutions, landline networks, local digital networks, wireless networks, WLAN, WiMAX and CDMA/450 MHz. Such products are often priced lower than leased lines, and product quality is sufficiently strong to constitute a viable alternative to traditional landline solutions. Although we offer our customers substitution products and services to our traditional telephony products and services, including VoIP and broadband access, there is no assurance that our current telephony customers will switch to our substitution products and services and not those of a competitor. Even if we manage to capture 100% of customer conversions from traditional telephony to substitution products, our landline business may still experience decreasing profit margins as margins for substitution products and services are generally lower than those for traditional telephony products and services.

     Further growth in the landline market requires us to lead or adapt to technological developments, including the market’s demand for higher DSL speeds. We expect the future landline market to be dominated by those providers who can offer high quality telephony, TV and internet in one package, known as triple play, at attractive prices. This type of bundled product puts increasing demands on providers because of the technological, logistical and pricing complexities of combining these three services into a single product offering. If we fail to adapt to or lead technological developments, or to offer an attractive triple play package, our market share and profit margins in the landline sector may be adversely affected.

     In general, our future success in the landline market will depend on our ability to shift toward VoIP and other IP-based products, and adapt to lower prices for our services and generally more competitive market conditions. If we are unsuccessful in dealing with these risks, our revenue and profit margins may be negatively affected.

     Furthermore, price decreases in the Danish mobile market may accelerate the trend of migration from landline to mobile telephony. As we have a smaller share of the mobile market than the landline market in Denmark, such a migration could negatively affect our earnings.

     Competitive pressure in broadband may increase due to continuing competition from new product offerings from other providers. A number of operators have launched VoIP over DSL and utility companies have announced a long-term roll out of FTTH. In total, the utility companies expect to roll out FTTH to 40%, or approximately one million, of Danish households.

     Mobile. We may not be able to develop and market attractive mobile services at competitive prices, which may prevent our mobile business from maintaining or increasing revenue and earnings.

     As market price levels for many mobile services continue to fall, including price reductions as a result of regulations in certain jurisdictions limiting prices for terminating calls in our mobile networks and for roaming charges, further growth in earnings will require improved sales volumes or continued cost control, which we may fail to achieve.

     Although our size gives us economies of scale, our mobile operations continue to be challenged by new business models and the introduction of new products by our competitors. We have implemented a new business model for online

Back to Contents

self-service mobile telephony through our Danish subsidiary Telmore. There is no guarantee that this new business model will stay profitable. In addition, we face the risk that our competitors may introduce new and successful business models before we do or that we may not be able to adopt such new business models to our business. Moreover, our success in such a competitive environment will depend on our ability to keep pace with new mobile technologies, including the change from 2G to 3G mobile telephony, video telephony and data packaging. Growth in mobile data services is expected to be driven by an increase in the quantitative and qualitative capabilities of mobile business applications. Our success with 3G technology depends largely on our ability to develop and introduce attractive 3G products and services at competitive prices, including our ability to benefit from general developments in the content services market. The introduction of VoIP may also threaten mobile telephony in the long term because of its low cost. Failure to lead or adapt to such technical changes in the mobile market or to compete with or adopt new business models may have a materially adverse effect on our mobile business.

     Cable TV. TDC Cable TV is expected to face increasing competition from a number of sources, including utility companies, large antenna co-operatives and housing associations and satellite television providers. Competition is driven by price, convenience and the range of channels offered. I/S DIGI-TV, an entity owned by the Danish state broadcasting services, launched DTT in March 2006, which utilizes digital technology to provide a greater number of channels and picture and sound enhancements such as HDTV and Dolby Digital through a conventional antenna. Although DTT currently offers three channels, it is expected that DTT will expand to up to 16 channels by 2009. DTT is expected to result in a greater range of channels in the generally accessible terrestrial network, which will increase competition. In the long term, increased competition in the Danish cable TV market may also arise from new technology, most notably from future internet-based content providers. Failure by TDC Cable TV to meet these challenges may have a materially adverse effect on our market share in the Danish cable TV market.

Increasing competition in the Danish, Swiss and certain other European telecommunications markets in which we have major operations makes us vulnerable to margin squeeze and further market share loss.

     The Danish telecommunications sector is highly competitive. The main drivers of competition in this market are the strong reduction in interconnection prices, competitors in the Danish market such as TeliaSonera, Tele2 and Sonofon, and the regulatory requirement that we provide our competitors with access to our network. To remain successful in this market, we may be required to reduce the prices for our services. In the Danish mobile market, prices have been declining due to fierce competition, particularly from online products. Broadband customers are being offered increasing bandwidth at unchanged or even falling prices. Although traditionally our prices for landline and mobile telephony as well as leased lines in Denmark have been among the lowest in the EU, as market pressures continue, our Danish operations may experience further reductions in profit margins. In the past few years, we have experienced loss of market share in the Danish landline and mobile markets.

     We believe that ongoing regulatory initiatives in Denmark will make the Danish telecommunications market increasingly competitive, which has been the case with telecommunications regulations in recent years. These regulatory initiatives, such as CPS and number portability, have increased the ease with which our customers can move to other operators. As a result of these regulatory measures, competition in the Danish telecommunications market has increased, and we have lost market share in the Danish telecommunications market and are vulnerable to greater competition and further loss of market share in the future.

     In the pan-Nordic market, our business customers increasingly demand Nordic solutions covering cross-border landline telephony, data communications, IP telephony and mobile communications, where competition, especially from other pan-Nordic providers, is intensifying. We face increasing competition from the Nordic operators Telenor and TeliaSonera, each of which offers a full product suite of mobile, broadband, voice and TV. If we are unable to provide cross-border solutions to our Nordic business customers, we risk losing an important segment of our customer base.

     Our foreign subsidiaries also face increasing competition. This development could adversely affect the revenue and profit margins of our foreign subsidiaries. Almost half of TDC’s 2005 revenue was related to operations outside Denmark, including operations in a number of emerging markets.

     With regard to our Swiss landline business, TDC Switzerland has experienced price decreases in the landline market due to competition from established competitors, including the incumbent Swisscom. Such competition may result

Back to Contents

in loss of customers, reduced revenue and a lower profit margin in Switzerland. Competition in Switzerland is expected to intensify because established cable network operators, such as Cablecom, are offering landline telephony through their existing networks at very low or flat rate prices.

     With respect to the Swiss mobile market, TDC Switzerland faces the risk of increased pricing pressure from competition from new MVNOs entering the market. In addition, future growth in revenue and earnings within the mobile telephony sector will depend on our ability to establish a presence in the business market, which we may not be able to achieve. In the past year, the Swiss mobile market has experienced intense competition, driven by Swisscom’s attempt to retain its market share, which may result in declining margins and diluted earnings. The still increasing mobile penetration in the Swiss mobile market may result in fierce competition for remaining customers, which could in turn lead to a rise in customer-acquisition and retention costs, and further pressure on earnings.

     The future growth of Bité will depend primarily on winning market share in Latvia, which Bité, as a new entrant there, may not be able to achieve. More generally, the future growth of Bité will also depend on country-wide factors beyond our control such as poor economic growth that may have an adverse effect on the competitive environment in Latvia and Lithuania. The future success of Talkline will depend largely on its ability to keep a large portion of the gross margin on traffic resales for itself when negotiating with network suppliers. There is also a significant risk of future pressure on retail prices in the German mobile market, which are high compared to price levels in other countries in the Organization for Economic Co-operation and Development.

The mobile telecommunications market in Denmark is mature and approaching saturation, with the consequence that subscriber growth in the market has slowed in recent years and our mobile business may not grow at historical rates.

     The mobile telecommunications market in Denmark is approaching saturation, with a penetration rate of 101%. The degree to which the Danish mobile telecommunications market will continue to expand, if at all, is uncertain. We believe that, in addition to general market conditions, future market growth will be driven largely by new technologies and new content. Our ability to sustain growth in revenue and our customer base despite the increased competition that has resulted from this market saturation will depend in large part upon our ability to retain our existing subscribers, convince subscribers to switch from competing carriers to our services, and to stimulate and increase usage. We may not achieve these aims if we are not able to enhance our existing mobile products and services and to develop, introduce and market new mobile technologies, products and services. If we fail to increase revenue from or expand our subscriber base in our mobile business in the face of market saturation, our business, financial condition and results of operation could be materially adversely affected.

Our business is subject to rapid changes in technology and if we fail to lead or respond to technological developments, our business may be adversely affected.

     Our landline, mobile, internet and cable TV operations may not be successful if we fail to lead or keep pace with continuing changes in technology and provide new or enhanced services in a timely and cost-effective manner, or to successfully anticipate the product demands of our customers. Recently, the market has witnessed the emergence of new technologies such as VoIP, ADSL2+, FTTH and Ethernet. We expect technological innovation to continue rapidly across all product lines. We will need to anticipate and react to these changes and to develop or apply new and enhanced products and services quickly enough for the changing market. Otherwise, we risk losing market share, customers and in the event substitution technologies introduced by our competitors result in lower sales costs, profit margins. In addition, new technologies may become dominant in the future, rendering our current systems obsolete. For example, SIP based technologies delivering VoIP and other communications services over broadband may make PSTN technology obsolete. ADSL2+, VDSL2 and FTTH based solutions may make the current DSL technology limited to 8 Mbps obsolete. Ethernet technology which reduces the cost level for IP aggregation considerably may make ATM technology obsolete.

     Technological advancements could also result in the need to make substantial investments in new or enhanced technologies, products or services. We may not be able to adopt such technology due to insufficient funding to make the necessary capital expenditures, or if such technology is subject to third-party patents. Conversely, if we do succeed in introducing new technologies in the telecommunications market, such technologies may not prove commercially viable in the long run, and consequently we may risk being unable to earn an adequate return on, or recover the costs of, our investments in developing and marketing products that rely on these technologies.

Back to Contents

Failure to control customer churn may adversely affect our business.

     Customer churn is a measure of customers who stop subscribing to our services. Churn arises mainly as a result of new housing development, relocation of subscribers and price decreases by our competitors. In addition, our customer churn rate may also increase as a result of competitive developments or if we are unable to deliver satisfactory services over our network. Any interruption of our services or other customer service problems could also contribute to an increase in customer churn. Any increase in customer churn may lead to a need to reduce our costs rapidly to preserve our margins and reduced revenue or, alternatively, to increase our marketing costs in an attempt to keep or bring back customers. There can be no assurance that the various measures we have taken to increase customer loyalty will reduce the rate of churn.

     Furthermore, the mobile telecommunications market is characterized by frequent developments in product offerings, as well as by advances in network and handset technology. If we fail to maintain and upgrade our network and provide our customers with an attractive portfolio of products and services, we may not be able to retain our customers. Additionally, if competing mobile operators improve their ability to attract new customers, or offer their products and services at lower prices, it could become more difficult for us to retain our current customers, and our costs of acquiring new customers could increase.

We may face significant capital expenditures going forward driven mostly by investments in new technologies and infrastructure including our network and information technology systems. We cannot assure you that we will have sufficient liquidity to fund our capital programs or our ongoing operations in the future.

     Our business is capital intensive and has always required significant amounts of cash. We have a capital expenditure program which will continue to require significant capital outlays in the foreseeable future, including the continued development of our GSM and UMTS networks, cable TV business, maintenance of our network backbones, our continuing fiber network roll out including FTTN and investments in new IT systems, including customer care and billing systems. The utility companies expect to roll out FTTH to 40%, or approximately one million, of Danish households. The Danish Competition Authority has estimated that this will require investments by the utility companies of DKK 9.5 billion. Although we now have more than 23,000 kilometers of fiber network, primarily in the backbone network, competition from utility companies may put pressure on us to invest more heavily in both FTTN and in FTTH.

     Although we may have an advanced network, we may need to invest in new networks and technologies in the future, such as Next Generation Networks, which could require significant capital expenditures, and network usage may develop faster than we anticipate, requiring greater capital investments in shorter time frames than we anticipate. However, we may not have the resources available to make such investments. In addition, costs associated with the licenses needed to operate our existing networks and technologies including UMTS and those that we develop in the future, and costs and rental expenses related to their deployment could be considerable The amount and timing of our future capital requirements may differ materially from our current estimates due to various factors, many of which are beyond our control and we cannot assure you that we will generate sufficient cash flows in the future to meet our capital expenditure needs, sustain our operations or meet our other capital requirements.

Our international business activities expose our earnings to exchange rate risk and the risks of a fluctuating global economy.

     Approximately 30% of our 2005 revenue was generated outside Denmark and the euro area. This revenue originates primarily from Switzerland, Lithuania, Sweden and Norway, where we conduct our business operations and prepare our financial statements in currencies other than the Danish kroner or the euro. Any loss in the value of these currencies against the Danish kroner will have a negative impact on the value of our investments in the relevant business activities and the amount of income we derive from them.

Our reporting currency is the Danish kroner.

We are exposed to interest-rate risks.

     Our borrowings under the Senior Facilities Agreement, entered into by Nordic Telephone Company Holding ApS ("NTCH" - a holding company of NTC) in connection with Nordic Telephone Company ApS’s, (“NTC” - our major shareholder) acquisition of TDC and later the entry of TDC after the acquisition, are subject to floating interest rates. An

Back to Contents

increase in interest rates could increase our payment obligations and could have a material adverse effect on our operating results and financial position. We are required to hedge a portion of our floating rate debt pursuant to the Senior Facilities Agreement. Hedging may be expensive to maintain and may not protect us adequately against adverse movements in interest rates.

A favorable market for UMTS-based 3G services may not develop, limiting our ability to recoup the cost of our investments in UMTS services and the UMTS licenses and networks, which could adversely affect our results of operations.

     Our UMTS-based 3G service has required us to make substantial investments in UMTS services and UMTS licenses and networks. We have UMTS licenses in Denmark, Latvia, Lithuania and Switzerland. Polkomtel has a UMTS license in Poland and One has a UMTS license in Austria. Our Danish UMTS license fee will cost approximately DKK 950 million in aggregate. We paid 25% of the license fee upfront in 2001 and have subsequently paid four instalments of 7.5% each. The remaining 45% is to be paid in six yearly instalments ending 2011. As required under the terms of our license, we achieved coverage of 30% of the population at the end of 2004, but must achieve a coverage of 80% by the end of 2008, which may require us to make substantial investments in the upcoming years. Our Danish UMTS license expires October 31, 2021. Our Swiss UMTS license fee cost 50 million Swiss francs and will expire at the end of 2016. The license fee was paid upfront. As required under the terms of our license, we achieved coverage of 50% of the population at the end of 2004.

     Although certain markets for UMTS currently exist, if UMTS does not gain further acceptance or deliver anticipated advantages, or if we derive a smaller percentage of our revenue than expected from our UMTS-related 3G services, we may not be able to adequately recoup our investment in our UMTS licenses and networks. This may be the case even if we follow a strategy of making further significant investments in UMTS only when it is clear that UMTS use is becoming mainstream. UMTS technology needs further development in order to provide the expected advantages over existing GSM technology and rival competing mobile broadband technologies. Demand for UMTS-based 3G services may not develop to the extent that we anticipate. Accordingly, no assurance can be given that a larger market for UMTS services will develop or that we will be able to achieve our desired sales volumes for UMTS services. Moreover, competition from WLAN and CDMA/450 MHz may adversely affect the penetration of UMTS and associated data services. Substitution technologies including WiMAX and WiFi which also offer radio voice and data transmission solutions, may pose a threat to the growth of the UMTS market. Push-to-talk (walkie-talkie) and instant messaging may also pose a threat to the UMTS market in the future. We also face the risk that our UMTS customers will use lower margin packet transmission services (“Packet Side” traffic) rather than higher margin voice transmission services (“Circuit Side” traffic), thereby threatening the profitability of our UMTS business.

     Furthermore, we rely on applications developers to develop services that will stimulate market demand for 3G services and our UMTS network. If third-party application service providers fail to develop such services, or experience delays in their development of such services, our ability to generate revenue from our UMTS network may be adversely affected.

     Market demand for our UMTS operations is also dependent on the availability of reasonably priced handsets from suppliers, technologically proven network equipment and software with sufficient functionality and speed. If we cannot obtain such equipment and software or if we experience delays in their delivery or functional deployment, our ability to develop our UMTS network and our customers’ ability to access it will be impaired. Availability of this equipment and software is the required driver of demand for these services.

Market acceptance of our online telephony services, including our self-service products and e-commerce services, is still uncertain.

     Our online services, including our self-service telephony products, and e-commerce services such as TDC Online are relatively new offerings in the telecommunications market. Consequently, there is uncertainty concerning market demand for, or profitability of, such products and services. If customer service costs turn out to be higher than expected, future profit margins could be affected. Moreover, it is uncertain if and how fast the expected efficiency savings resulting from such movement to online services may be realized.

Back to Contents

Equipment and network systems are vulnerable to terrorist attacks, natural disasters, security risks and other events that may disrupt our services and result in increased costs or lost revenue. In addition, terrorism laws and regulations might result in a heavier regulatory burden on our business and increased operating costs.

     The performance, reliability and availability of our networks and our mobile and fixed line telecommunication services are critical to our ability to attract and retain subscribers. Our networks and the services we provide may be subject to damage or disruptions resulting from terrorist acts and numerous other events, including fire, flood or other natural disasters, power outages and equipment or system failures (“major disruption events”). Our network has been affected by floods and storms in the past. If a major disruption event were to affect our infrastructure or a third party’s systems, and were to result in a failure of our networks or systems or of the third party-owned local and long distance networks on which we rely for the provision of interconnection and roaming services to our subscribers, it could affect the quality of our services or cause temporary service interruptions, which could result in customer dissatisfaction, regulatory penalties and reduced revenue. The occurrence of network or system failure could also harm our reputation or impair our ability to attract new customers, which could have a material adverse effect on our business, financial condition and result of operations. There can be no assurance that our business continuity plans, network security policies, the vulnerability analysis we conduct jointly with regulators or our monitoring activities will mitigate the impact of or prevent a disruption event.

     In addition, our business is dependent on certain sophisticated critical systems, including exchanges, switches, other key network points and our billing and customer service systems. The hardware supporting those systems is housed in a relatively small number of locations and if damage were to occur to any of such locations, or if those systems develop other problems, it could have a material adverse effect on our business.

     A substantial part of our network is not insured. In the event any losses due to terrorist acts and numerous other events, including fire, flood or other natural disasters, power outages and equipment or system failures, are not covered by insurance, we may not have the capital to make necessary repairs or replacements.

     A significantly higher regulatory burden on our business prompted by terrorism or similar threats would increase our costs. As part of the anti-terrorism action plan passed by the Danish government in November 2005, the government has proposed requiring telecommunications operators to use or install communication interception equipment and to establish databases for mandatory retention of traffic passing through their networks in order to assist law enforcement agencies in tracking terrorist activity. If such measures are adopted, we may need to make additional investments on technical equipment and we may incur operational costs as a result. Such regulation substantially increases our potential data retention obligations, requiring us to keep traffic data well beyond what we need for legitimate business purposes. These requirements are expected to cause substantial costs, with no possibility of cost recovery from the public authorities.

We expect that our increasing dependency on digitalized information technology systems exposes us to risks of hacking, piracy and systems failure, which potentially could disrupt our business.

     The telecommunications sector has become increasingly digitalized, automated and online, which means that we are exposed to increasing risks of hacking, piracy and general failure of IT systems. Unanticipated IT problems, system failures, computer viruses or hacker attacks could affect the quality of our services and cause service interruptions. Risks of network failure can never be completely eliminated and the occurrence of such failures may reduce revenue and harm our reputation.

In order to improve our profitability, we need to implement a sizeable reduction in our existing workforce, which may be costly and difficult to implement.

     In order to maintain and improve our profitability as we face continuing pricing pressure due to competition, and to take advantage of the cost-saving potential of our new online self-service products, we need to make a sizeable reduction in our workforce over the next few years. Any reduction to our workforce may entail significant severance costs, which may affect our earnings. Many of our employees in Denmark have civil servant pension rights and some of them are entitled to severance benefits. We believe that the total costs related to domestic workforce reductions in 2006 will be DKK 342 million after tax. Furthermore cost related to workforce reductions in Switzerland will be DKK 72 million pre tax. The costs relating to workforce reductions may be higher than we anticipate and may have a material impact on our profitability.

Back to Contents

     In addition, there can be no assurance that we will be able to implement sizeable reductions in our workforce. Danish law does not impose significant restrictions on workforce reductions, and our labor unions do not have a right under Danish law to veto any reductions in our workforce. We have entered into “Borgfredsaftaler,” collective agreements, with each of the telecommunications departments of the Danish Metal Workers Union (Dansk Metal), , the Association of Managers and Employees in Special Positions of Trust in TDC (Lederforeningen i TDC,)(LTD) and the Danish Confederation of Professional Associations (AC-organsiationerne) (“AC”) (collectively, the “Borgfredsaftale unions”). In these Borgfredsaftaler, we have agreed to follow certain procedural guidelines in connection with the implementation of reductions in our workforce, including providing redundant employees with training that would make them suitable for reassignment within TDC in certain circumstances. The Borgfredsaftaler expire at the end of 2007, however they may be terminated by us or the unions subject to three months notice in the event the assumptions behind the agreements lapse or change.

     We also have entered into collective agreements with the Borgfredsaftale unions regarding the terms and conditions of voluntary resignations by employees as an incentive to encourage voluntary resignations. These agreements may be terminated by either party subject to two months notice. Neither the reductions in our workforce nor the scope of such reductions are part of these agreements.

     Even though we have agreements with these unions relating to procedures for workforce reductions and the terms and conditions of voluntary resignations, there can be no assurance that any of our labor unions will not resist further workforce reductions. In addition, we may not be able to negotiate agreements with the Borgfredsaftale unions after 2007 similar to the Borgfredsaftaler.

     During the last three years, we implemented two overall domestic redundancy programs and initiated a third: the first covering the period 2003 to 2004 and the second covering 2005. In 2005, due to our international acquisition activity, our total number of employees and the number of our international employees increased. We expect our number of employees to increase in the event we continue to make acquisitions. In 2005, we did manage to reduce our number of domestic full-time employees from 14,437 to 13,876. A redundancy program has also been initiated in 2006, pursuant to which we expect to reduce staff by up to 570 employees. We have also initiated a redundancy program in Switzerland in 2006, and we expect a reduction in the workforce by 145 employees, corresponding to 5.7 pct. We cannot assure you that we will be able to implement redundancy programs in the future or that our third redundancy program will be effective.

Strikes or other industrial actions could disrupt our operations or make it more costly to operate our facilities.

     We are exposed to the risk of strikes and other industrial actions to the same extent as other companies on the Danish labor market. We estimate that more than 70% of our employees are union members. As noted above, we have entered into Borgfredsaftaler with each of the Borgfredsaftale unions, which provide for certain procedural guidelines to be followed in connection with the implementation of reductions in our workforce until the end of 2007. Pursuant to our Borgfredsaftaler with the telecommunications departments of the Dansk Metal the parties thereto have agreed to enter into dialogue within 24 hours in the face of an imminent conflict in order to prevent industrial action. As noted above, we have also entered into separate agreements with each of the Borgfredsaftale unions regarding the terms and conditions of voluntary resignations by employees as an incentive to encourage voluntary resignations. These agreements may be terminated by either party with two months notice. Any industrial action we experience might disrupt our operations, including our repair times, possibly for a significant period of time, result in increased wages and benefits or otherwise have a material adverse effect on our business, financial condition and results of operations.

We depend on equipment and service suppliers that may fail to deliver or discontinue their products or seek to charge us prices that are not competitive, which may adversely affect our business and profitability.

     Due to our existing legacy network, we are dependent on certain suppliers for the maintenance and upgrade of certain hardware and software platforms, especially such hardware or software platforms that have become industry standard. For example, our cable TV business has made substantial investments in the equipment and software of particular suppliers, making it difficult for us in the short term to change supply and maintenance relationships in the event that our initial supplier refuses to offer us favorable prices or ceases to produce equipment or provide the support that our telecommunications and cable TV networks and systems require. In the past, some of our key suppliers have stopped

Back to Contents

providing us with hardware that we use, such as the AC4 SDH platform, and certain support services, such as feature development for ATM based DSL platforms (without which triple play products are impossible on such platform), DSL line card delivery on certain older DSL platforms and upgrades for PSTN platforms.

     Any discontinuance of certain products or services or failure to upgrade such products and services by our suppliers, any financial instability of our suppliers or failure by such supplier to deliver certain products to us pursuant to our supplier contracts in the future could lead to the risk of:

•	delays to upgrades and new products and features from suppliers, impacting our product development programs,
•	products being discontinued, impacting supply of existing products,
•	deteriorating quality of support services, affecting operational and customer services,
•	higher volatility with regard to our demands on suppliers, and in stock levels affected by customer returned equipment, and
•	consequential impact on our business.

     Failure on the part of our suppliers, which may in turn delay or prevent us from providing our own products and services to our customers, may adversely impact our revenue. We may not be able to recover monies paid to such suppliers for their products and services or obtain contractual damages, when applicable, in such an event. In addition, any increase in pricing by our suppliers may cause a margin squeeze. The above factors could have an adverse impact on our business, financial condition and operating results.

     Even though in most cases our equipment and software suppliers can be replaced, switching to alternative suppliers could cause us to experience difficulty or delays in providing support and maintenance, new products and upgrades and operational services, or result in significant cost increases, which could harm our financial condition and operating results.

We are party to a number of different contracts with third parties which contain change of control provisions. If one or more of the change of control clauses are exercised, this may adversely affect our business and profitability.

     We have important co-operation agreements and contracts with suppliers and service providers and hold insurance policies which are subject to change of control provisions. Exercise of change of control provisions by third parties in certain material contracts may adversely affect our competitiveness and profitability.

     Should any of our contractual relationships be terminated, we may be forced to enter into new contracts which may be on less favorable terms. Moreover, the termination of one or more of our co-operation agreements may lead to loss of business from certain supplementary service providers, which we may not be able to maintain through independent relationships.

We depend on a small number of distributors, retailers and sales agencies (“mobile distributors”) to distribute or sell our mobile products and services to end users. Our mobile distributors may stop distributing our mobile products to end users and may have distribution agreements with our competitors.

     We distribute our mobile products and services in cooperation with a small number of mobile distributors. In Denmark 35% of our sales are distributed through a small number of mobile distributors. In Switzerland, over 40% of our sales are distributed through a few mobile distributors. Under our current arrangements with our key mobile distributors, our mobile distributors may stop distributing or selling our products at any time. Should this occur, we may face difficulty in finding new mobile distributors that can provide the same level of sales. In addition, our mobile distributors have distribution agreements with our competitors. These distribution agreements with our competitors may negatively affect the level of our gross activations through our distribution partners, threatening our market share, and thus adversely affecting our financial condition and results of operations. Our mobile distributors may more actively promote the products and services of our competitors to our detriment. Our failure to maintain key distribution relationships, or the failure of our

Back to Contents

distribution partners to procure sufficient customers for us for any reason, could have a material adverse effect on our financial condition and result of operations.

We depend on third party telecommunications providers over which we have no direct control for the provision of interconnection and roaming services outside of Denmark.

     Our ability to provide high quality mobile and fixed line telecommunications services outside of Denmark depends on our ability to interconnect with the telecommunications networks and services of other mobile and fixed line operators, particularly those of our larger competitors. Outside of Denmark, we also rely on third party operators for the provision of international roaming services for our mobile subscribers. For example, in Switzerland we depend on Swisscom’s ULL to reach a significant number of end users. While we have interconnection and roaming agreements in place with other operators, we have no direct control over the quality of their networks and the interconnections and roaming services they provide. Any difficulties or delays in interconnecting with other networks and services, or the failure of any operator to provide reliable interconnection services to us on a consistent basis, could result in a loss of subscribers or a decrease in traffic, which would reduce our revenue and adversely affect our financial condition and results of operations.

     Outside of Denmark, we depend on access to the incumbent’s facilities to install our ULL facilities. If the incumbent fails to allow us access to these facilities, or is slower in allowing access than we anticipate, our ability to roll out additional direct access products and attract direct access customers may be adversely affected.

Our minority shareholdings in the mobile telephony industry, and the fact that we only own 63.4% of HTCC, expose our business to ill-informed or inadequate management decisions made on behalf of companies of which we do not have full control and may require strategic and financial support.

     The performance of the international operators in which we have minority interests and of HTCC may depend on the financial or strategic support of other shareholders. We only own 15% of Austrian mobile operator One and 19.6% of Polish mobile operator Polkomtel (which is in the process of being sold). Even though we own a majority interest in HTCC of 63.4% of the share capital, we may not be able to exercise full control over its operations. Such international operators may rely on us and/or other shareholders for strategic and financial support. Such other shareholders may fail to supply or not be willing to supply the required operational, strategic and financial resources relating to, for example, the build-out of infrastructure, the cost of meeting regulatory requirements or effective marketing, which could adversely affect both the ability of these operations to compete and the return on our investment.

The loss of important intellectual property rights, including our key trademarks and domain names, could adversely affect our competitiveness.

     Some of our intellectual property rights, including our key trademarks and domain names which are well known in the telecommunications markets in which we operate, are important to our business. A significant part of our revenue is derived from products and services marketed under the brand names TDC or sunrise. We rely upon a combination of trademark laws, copyright and data base protection as well as, where appropriate, contractual arrangements to establish and protect our intellectual property rights. We are required from time to time to bring claims against third parties in order to protect our property rights which may not succeed in protecting such rights.

     In addition to the risk that a third party will infringe on our intellectual property rights, we face the risk that a third party may claim that we are infringing on such third party’s intellectual property rights, including but not limited to, patent rights. As a result, we may not be able to use intellectual property that is material to the operation of our business. Alternatively, a third party may allege one of our suppliers is infringing on such third party’s intellectual property rights and may bring suit to prevent such supplier from providing us with products or services important to our business.

     We cannot be sure that any lawsuits or other actions brought by us to protect our intellectual property rights will be successful or that such suppliers will not be found to infringe the intellectual property rights of third parties. Although we are not aware of any material infringements of any intellectual property rights that are significant to our business, any lawsuits, regardless of their outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations. The illegal use by third parties or the loss of our important intellectual property rights, such as our trademarks and domain names, could have a material adverse effect

Back to Contents

upon our business, financial condition and results of operation. If we are prevented from using certain products and services or if we are forced to pay significant damages or higher prices for important products or services due to a third party’s successful intellectual property claim, there may be a material adverse effect on our business.

A loss of key personnel could have a material adverse effect on our business.

     Our success is in part dependent on the skills, experience and efforts of our senior management. The loss of services of one or more members of our senior management team could materially and adversely affect our business, results of operations and financial condition. On June 22, 2006 our current Chief Executive Officer, Henning Dyremose, accepted an offer to become Chairman of TDC, effective March 2007, and Jens Alder, former President and CEO of Swisscom, accepted an offer to become the new President and Chief Executive Officer of TDC. Mr. Alder is expected to assume his new position as of November 1, 2006. See “Recent Developments” in Item 5. In addition, as our business develops and expands, we believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified personnel without increased labor costs. We cannot assure you that we will be able to continue to employ key personnel or that we will be able to attract and retain qualified personnel in the future, especially in light of Denmark’s tight labor market with very low unemployment. Any failure by us to retain or attract such key personnel could materially and adversely affect our business, results of operations and financial condition.

A downturn in the general economic conditions could adversely affect our business, financial condition and operating results.

     Any downturn in the global economy, European economy or the economy of any of the countries in which we operate may adversely affect our business. The financial prospects in our markets are currently uncertain due to, among other things, the rise of oil prices throughout 2004 and 2005. A major terrorist attack in Europe might also cause a downturn in the markets in which we operate. In addition, some Danish businesses are being subjected to a boycott linked to protests related to the publication of cartoons in a Danish newspaper; if this boycott were to continue, it could potentially have a harmful effect on the Danish economy generally. If the Danish business outlook is cautious or negative, our customers may delay or cancel investments in telecommunications systems and services, which may adversely affect our revenue and the development of new products and services. Any decrease in economic activity may generally decrease network traffic and demand for data storage.

Our failure to meet growing customer demand for content services and adapt to technological developments in content delivery may not only negatively impact the growth of our content services business, but may also decrease the market share of our bundled products with a content component.

     Our cable TV business has given us significant experience with and access to the content market and content delivery products. However, our future success in content services will depend on our ability to produce or acquire attractive programming such as popular TV shows, music and games and to adapt and lead technological developments in content delivery applications. There can be no assurance that we will be able to acquire popular content in the future. One of our major content suppliers for cable TV competes with us in certain TVoIP markets and has so far refused to allow us to provide its content on our TVoIP product at prices that are acceptable to us. This may have a materially adverse impact on the growth of our TVoIP business. Moreover, the telecommunications sector is undergoing advances in content services as technological developments increasingly enable customers to receive content whenever they wish (such as digital video recorders or time-shift software for a PC with TV-card), and wherever they wish (such as MPEG4/H.264-videopodcasts for iPods and other portable digital media players or 3G/DVB-H transmissions for handsets). Not only do we face the risk that we will fall behind our competitors in terms of content delivery technology, but also that the platforms, applications or technology we invest in will not become the market standard. Growth in content services is expected to be driven by an increase in the quantitative and qualitative capabilities of content providers. However, the specific extent and characteristics of such quantitative and qualitative progress are difficult to predict at present. Also, we may not be able to match the quantitative or qualitative capabilities of our competitors. In addition, failure to provide content services may also negatively impact sales of our products and services with a bundled content component, such as cable TV, broadband, triple play and 3G, or to which our competitors have added a bundled content component.

Back to Contents

Our business may be adversely affected by the alleged health risks from the use of mobile telephones and by other environmental requirements.

     We are subject to regulations and guidelines relating to radio frequency emissions and other forms of non-ionizing radiation. We are aware of allegations that there may be health risks, including some forms of cancer, associated with such emissions from mobile telephones and from other mobile telecommunications devices.

     The European Commission has been investigating these concerns since 1995. Although the results of these studies have been inconclusive, we cannot provide assurances that further medical research and studies will not establish a link between the radio frequency emissions of mobile handsets and health concerns. The EU and Danish or Swiss authorities could increase regulation of mobile telephones and base stations as a result of such health concerns. In Switzerland in particular, public concern over alleged adverse health effects related to electromagnetic radiation and strict Swiss rules on radiation may result in increased costs related to the GSM and UMTS networks and thereby impeding both the continuation of our 2G and the growth of our 3G mobile telephony business.

     The actual or perceived risk of mobile telecommunications devices, press reports about risks or any litigation relating to such risks could adversely affect us through a reduction in the size or growth rate of our customer base, a decline in our ARPU and AMOU, increased regulatory burdens on us or significant litigation costs, and could have an adverse effect on our financial condition and results of operations.

     In addition, we are subject to a variety of laws and regulations relating to land use and the protection of the environment, including those governing the storage, management and disposal of hazardous materials and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines, sanctions and third-party claims for property damage and personal injury, as a result of violations of, or liabilities under, such laws and regulations. We believe, however, that we are in substantial compliance with such laws and regulations.

Risks Related to Regulatory Matters and Litigation

The regulatory framework for the Danish telecommunications sector may result in tougher competition, further reductions of tariffs and decreased profit margins for our business. In addition, we have been designated by NITA as having significant market power (“SMP”) in Denmark in a number of submarkets.

     Denmark’s regulatory regime governing its telecommunications sector requires us to deliver a broad range of products to the retail and wholesale markets, and subjects us to price regulation.

     EU Regulatory Framework. In March 2002, the EU passed a number of directives designed to promote competition in the European telecommunications market that were subsequently implemented into Danish law in 2003. In accordance with this legislation, NITA performs market analyses on 18 specifically defined submarkets with respect to landline telephony, mobile telephony, leased lines, unbundled access, broadband and TV and radio transmission. In each submarket, NITA may designate a dominant telecommunications operator as having Significant Market Power (“SMP”) in such submarket. If imperfections in a submarket in which an operator has been designated as having SMP are identified, NITA may impose remedies against such operator in order to promote competition. In the wholesale market, such measures may include the acceptance of a reasonable request for interconnection, non-discrimination, reference offers, transparency, accounting separation, specific cost accounting obligations and price control methods. NITA has so far issued decisions on 14 out of 18 submarkets. Final decisions for all the submarkets, except the submarket for television and radio transmission, are expected during the first half of 2006. Until market analyses of the relevant submarkets have been completed and NITA has decided whether to adopt new regulatory measures or revoke former measures, the current regulation will be maintained in each relevant submarket.

     SMP Designation. We have been designated as having SMP by NITA in almost all of the submarkets in Denmark, except for Market 15 (the wholesale market for mobile access), Markets 5 and 6 (the retail markets for national and international traffic for business customers) and according to the market analysis also in Market 17 (the market for international roaming). As a result of our SMP designation, we are subject to additional regulatory burdens, which are summarized below. In addition, NITA has been considering whether to create an additional submarket for cable TV

Back to Contents

networks. If NITA creates a cable TV submarket, it is likely we would be designated as having SMP in the cable TV market and might be required to provide third parties with access to our cable network. There can be no assurance that NITA will not impose additional regulatory burdens on us as a result of our current SMP status or designate us as having SMP in additional markets.

     Retail Markets. As a result of our SMP status, the larger part of our retail offerings of leased lines must comply with a rule of cost orientation. As a result, we are required to calibrate leased line prices annually to ensure that they match the corresponding cost plus a mark-up set by the regulatory authorities.

     Wholesale Markets. In the wholesale markets in which we have SMP status, the majority of our prices are regulated as a result of our SMP designation. Until 2002, interconnection prices were regulated mainly on the basis of historical cost analyses and best-practice benchmarking against corresponding international prices. Since January 1, 2003, NITA has set the prices we charge for switched interconnection traffic, interconnection capacity, shared access and ULL (also known as raw copper) as well as related co-location. NITA calculates these prices once a year in accordance with the LRAIC model and evaluates and updates the LRAIC model once every three years. Only minor price adjustments were implemented in 2004 and 2005. In early 2006, the LRAIC model was adjusted and the prices for ULL, switched interconnection traffic and interconnection capacity were decreased considerably. The decrease may have a negative impact on our revenue and earnings. The prices for TDC’s other interconnection products are based on historical costs according to a formula set by NITA. It is uncertain how this pricing method will affect TDC’s future prices. Furthermore, the telecommunications law was amended with effect from January 1, 2006, resulting in changes in calculation principles for depreciation, amortization and interest payments. Such changes will likely result in price decreases for bitstream access and leased lines. The amended law also gives NITA increased power to stipulate specific terms and conditions for TDC’s interconnection agreements.

     NITA’s decision on the submarket for broadband access requires us to discontinue our geographical differentiation of bitstream access prices unless we also differentiate our retail prices for broadband. Discontinuation of geographical differentiation of prices for bitstream access will strengthen our competitors in remote areas, where production of bitstream access is very costly for us. Alternatively, we may decide to let the current differentiation of wholesale prices affect our end user prices. The decision also requires us to offer wholesale broadband solutions (bitstream access) without compulsory landline subscriptions, which will improve our competitors’ conditions for offering broadband solutions combined with IP telephony. We have appealed the decision for this market and some of the other decisions to the Telecommunications Complaints Board.

     The authorities have announced that they may intervene in the pricing of traditional landline subscriptions for customers who also have broadband subscriptions in order to address the so-called “excess cost recovery problem.” The formulation of such intervention and its impact on TDC’s earnings are uncertain.

     In the market for termination of mobile calls in mobile networks, NITA has decided that TDC, TeliaSonera, Sonofon, Tele2 and Hi3G have SMP with regard to termination in the respective mobile networks. However, price regulation has been introduced only for TDC, Sonofon and TeliaSonera, whose average price (including call set-up fee) must be reduced by approximately 35% over the next two years. This decision will adversely impact our earnings. If the domestic market for international roaming, market 17, also becomes subject to price regulation, such regulation may have a negative impact on TDC Mobil’s revenue and earnings.

     On October 31, 2005, NITA concluded that TDC abuses its dominant position in Denmark by requesting wholesale customers to pre-pay certain quarterly charges for certain wholesale products, and to require these customers to provide guarantees for their contractual obligations. We believe that we have not abused our dominant position, and have appealed NITA’s decision to the Danish Competition Appeal Tribunal, where the matter is currently pending. Based on the ruling by the NITA, Tele2 has filed a claim for payment of damages, which the court has postponed until the summer of 2006, when the Competition Appeal Tribunal is expected to conclude our appeal to the NITA decision. Based on a legal assessment of the possible outcome of Tele2’s claim, as well as the other lawsuits and cases that are currently pending, management is of the opinion that these will have no significant adverse effect on TDC Group’s financial position.

     Decisions have also been made on four retail submarkets for telephony traffic, the retail market for leased lines, the wholesale markets for terminating segments of leased lines, unbundled access and shared use including co-location, as

Back to Contents

well as for call termination on landline networks. None of the decisions include significant changes in relation to existing regulation with the exception of regulations relating to extended access related to co-location and extended requirements to guarantee the line quality against disturbances.

     Anti-Terror Measures. As part of the anti-terrorism action plan passed by the Danish government in November 2005, the government has proposed a bill requiring telecommunications operators to use or install communication interception equipment and to establish databases for mandatory retention of traffic passing through their networks in order to assist law enforcement agencies in tracking terrorist activity. If such measures are adopted, we may have to make additional investments in technical equipment, and we may incur operational costs as a result.

     EU Universal Service Obligation (USO) directive. Pursuant to the EU USO directive and Danish USO regulation, which are designed to ensure that all end users have access to certain basic telecommunications services regardless of their geographical location at an affordable price, NITA has designated us as the Universal Service Provider (“USP”) in Denmark. In the past NITA fixed the prices that we could charge to our Danish customers who use PSTN services (“USO customers”) for PSTN services, but these price caps were lifted at the end of 2005. We face the risk that NITA will decide to reintroduce a price cap on the products and services we offer to our USO customers. In addition, we face uncertainty concerning the renewal of our USP designation after 2007, which may affect our revenue and earnings.

     EU Roaming Charge Regulation. The EU Commission is currently considering new regulations designed to cut international roaming charges and a proposal has been submitted for consultation. It is unclear what would be the outcome of such regulations if imposed. However, such regulation could have a negative impact on TDC Mobile International’s revenue and earnings.

Certain regulatory contingencies in Switzerland may have a material adverse effect on our Swiss business.

     Prompted by a preliminary decision by the Swiss competition authority regarding abuse of market power by Swisscom, the Swiss incumbent, in 2005, Swisscom reduced its prices for terminating mobile calls, putting heavy pressure on other Swiss mobile operators, including TDC Switzerland, to reduce their tariffs as well. The Swiss competition authority is continuing its review of the level of competition in the mobile call termination market and is currently investigating whether the Swiss mobile operators, including TDC Switzerland, have abused a dominant position. In parallel since January 2006 a number of interconnection filings regarding the Mobile Termination tariffs, against all three major mobile operators, have been submitted to the sector specific regulator ComCom. Consequently, TDC Switzerland faces the significant possibility that the Swiss competition authority or the Swiss regulator ComCom will require Swisscom and/or TDC Switzerland to make further price reductions for terminating mobile calls. Such price reductions, if imposed on TDC Switzerland, may have a material adverse effect on the earning and profit margins of our Swiss operations. In addition, there can be no assurance that the Swiss competition authority will not impose a material fine upon TDC Switzerland if the Swiss competition authority determines that TDC Switzerland has a dominant position in the mobile call termination market and has abused such position.

     Swisscom announced on April 10, 2006 that it had received a draft ruling from the Swiss competition authority recommending that it pay a CHF 489 million fine for misuse of mobile termination rates. Swisscom reported that the competition authority considered that all Swiss mobile carriers had a monopoly on incoming calls within their network, but only Swisscom Mobile misused its dominant position on the market in the period between April 1, 2004 to May 31, 2005 by demanding excessively high termination fees. Swisscom reported that the investigation into the period following the reduction of fees is to be continued and will also cover the other Swiss mobile carriers, including TDC Switzerland. Swisscom has said it will argue against the ruling.

     Our Swiss business benefits from regulations requiring Swisscom to grant other telecommunications operators, including us, interconnection services under cost-based terms and conditions. Swisscom has challenged the interconnection tariffs as set by the Swiss Communication Commission (“ComCom”) in court. In its ruling of April 21, 2006 (sent to the parties on May 19, 2006) the Federal Court (Supreme Court of Switzerland) has largely rejected Swisscom’s complaints and returned the matter to ComCom only in a minor point. As many methodological flaws in the Regulator’s costing model have been approved with this ruling it may prove difficult to deduce future landline interconnection costs from this ruling which covers the years 2000 – 2003.

Back to Contents

     Our business plan and earnings forecasts, particularly in relation to expected broadband and triple play sales, anticipate that the Swiss legislature will enact legislation requiring Swiss telecommunications operators to open their local loop networks to other operators. Such regulations would allow TDC Switzerland to lease network capacity on Swisscom’s ULL and gain access to Swisscom’s customers. A revised telecommunications law providing for such opening of ULL networks was passed by the Swiss Parliament on March 24, 2006. A 100-day referendum period expires on July 13, 2006. If there is no referendum and the ordinances implementing the new law are finalized, the new law enters into force probably on January 1, 2007. Although unlikely, it is possible that organizations opposed to the law could force a public vote, which would further delay enactment by at least a year and could potentially result in enactment being prevented. Once the law is enacted, vested interests may attempt to prevent, impede or delay access to the ULL networks through other measures. If ULL terms and conditions are not set and enforced in a favourable way, we might have to adjust our business plan and earnings forecast.

     Substantial parts of TDC Switzerland’s backbone consist of leased dark fibres situated in the guard wire of high-voltage power lines. In a pending court case the use of the power line for telecommunication purposes is disputed by an owner of a property over which a power line is situated. Dependent on the outcome of the pending and potential similar future cases,TDC Switzerland might be forced to find alternative facilities (e.g. build pipes and lay dark fibre cables) to secure certain parts of its backbone at substantial costs.

The licenses for the key technologies underlying our service offerings have finite terms and the failure to renew one of these licenses upon termination, or our inability to obtain new licenses for new technologies, could adversely affect our business.

     We are licensed by NITA to provide mobile telecommunications services in Denmark and by the Swiss regulator to provide mobile telecommunications services in Switzerland. For example, we have UMTS licenses to provide 3G services in Denmark and Switzerland, three GSM licenses in Denmark (including licenses for DCS 1800, DC56 and GSM, respectively) and one GSM license in Switzerland. Our Danish and Swiss UMTS licenses are valid until October 31, 2021 and December 31, 2016, respectively. Our Danish GSM licenses are valid until June 12, 2007, January 1, 2011 and March 1, 2012, respectively and our Swiss GSM license is valid until May 31, 2008. There can be no assurance that NITA or the Swiss regulator will not withdraw our existing licenses if we can not meet license conditions, including obtaining the regulator’s consent in the event of a change of control. After their respective expiration dates, we will have to reapply for a new Danish UMTS license and new Swiss GSM and UMTS licenses. There can be no assurance that any application for renewal of such licenses will be successful. The three Danish GSM licenses will be extended automatically for periods of 10 years unless NITA, at its discretion, issues a decision not to extend such licenses, which decision must be made one year before the scheduled expiry date. In the event that we are unable to renew a license or obtain a new license for any technology that is important for the provision of our service offerings, we could be forced to discontinue use of that technology and our financial condition and result of operations could be materially adversely affected.

We face various litigation and commercial dispute risks that could have a material adverse effect on our results of operations.

     Pursuant to the change of control provisions in Polkomtel’s bylaws and the shareholder agreement among Polkomtel’s shareholders, as a result of our recent change of control, TDC is required to offer to sell its 19.6% ownership share to the other shareholders of Polkomtel. In February 2006 TDC offered its shares for a price of €214.04 per share. On March 10, 2006, the Polish shareholders in Polkomtel entered into an agreement with TDC whereby, subject to certain conditions including the outcome of the Vodafone litigation described below, they agreed to exercise their right to purchase their pro rata share of 14.8% of the share capital of Polkomtel for an aggregate price of €650.5 million. The remainder of TDC’s shareholding in Polkomtel, 4.8%, has been offered to Vodafone, the only shareholder of Polkomtel who has not entered into the purchase agreement with TDC. Vodafone has claimed that the offer procedure is invalid and that the offer price determined by TDC does not reflect the market value of the Polkomtel shares. Vodafone also maintains that the price at which TDC’s shares in Polkomtel should be offered for sale to Vodafone and the other shareholders should be determined in arbitration. Legal proceedings are pending in the Polish courts and the International Arbitral Center in Vienna. Upon Vodafone’s motion, the District Court in Warsaw, Poland has issued an injunction which prohibits TDC

Back to Contents

from transferring any of its shares in Polkomtel. Vodafone has initiated arbitration against TDC. If these proceedings are determined adversely to TDC, TDC may be required to sell its shares in Polkomtel for less than the €214.04 price per share. Even if determined favorably to TDC, these proceedings will delay the sale of Polkomtel shares and the receipt of proceeds by TDC.

     At the EGM held on February 28, 2006, NTC proposed that TDC seek to delist its shares and ADSs from the Copenhagen Stock Exchange and from the NYSE, respectively, and subsequently seek to deregister all securities from the U.S. Exchange Act. NTC also proposed the introduction of a new clause into the articles of association of TDC permitting the compulsory acquisition of the shares of minority shareholders. These proposals attained an affirmative vote of over 90% of the share capital of TDC represented at the Extraordinary General Meeting (although less than 90% of the share capital of TDC) and such resolutions were declared passed by the Extraordinary General Meeting. Subsequently, the Danish Commerce and Companies Agency ruled that it would not register the new articles of association. TDC has filed a writ with the Eastern High Court against the Danish Commerce and Companies Agency seeking an acknowledgment of the registration of the squeeze-out provision in the articles of association.

     Further, ATP, a Danish pension fund holding 5.5% of the shares in TDC, has filed a writ with the Copenhagen City Court (which has been passed on to the Eastern High Court) against both TDC and NTC seeking an acknowledgment of the invalidity of both the squeeze-out provisions in the articles of association and the authorization to delist from the Copenhagen Stock Exchange and the NYSE granted at the Extraordinary General Meeting. On April 5, TDC and NTC announced that they would challenge the ruling from the Danish Commerce and Companies Agency in the Danish courts. TDC has proceeded with its intention to delist its ADSs from the NYSE, which delisting occurred on April 19, 2006. If ATP succeeds in its litigation, NTC will be unable to proceed with the compulsory acquisition. In addition, ATP may seek an award of damages against us or other relief. In the legal proceedings instigated by ATP against NTC and TDC, ATP has reserved the right to challenge authorizations adopted at the annual general meeting of TDC on April 26, 2006, as illegal, in particular authorizations (i) to issue warrants to management and others and (ii) to repurchase shares. Furthermore, ATP claims that the reference date with regard to the redemption price of ATP’s shares should only be decided as of when the redemption may actually be completed. Finally, ATP claims that the NTC should pay interest on the redemption price. TDC and NTC have responded to the claims by ATP.

Risks Related to Our Indebtedness and Our Structure

You may be required to sell your shares at a price that is uncertain.

     NTC suspended the compulsory acquisition of minority shares following the ruling by the DCCA that it would not register the articles of association granting NTC the right to compulsorily acquire shares held by other shareholders of TDC. NTC and TDC have decided to challenge that ruling. If and when the compulsory acquisition were to go ahead, you could be required to sell your shares in TDC. The price at which the sale might take place is not certain.

TDC is dominated by an 88.2% shareholder, who will be able to influence certain actions requiring shareholder approval, and whose interests may be inconsistent with the interests of TDC and our minority shareholders.

     NTC, holding 88.2% of TDC’s outstanding shares, effectively controls TDC, which permits NTC to influence certain actions requiring shareholder approval, such as the election of TDC’s board of directors, the adoption of amendments to TDC’s articles of association and the approval of a capital increase, merger, consolidation or liquidation, and to effect all decisions that a majority shareholder is permitted to make under Danish law.

     Also, the interests of NTC and its respective shareholders and affiliates could conflict with your interests and with the interests of TDC, particularly if we encounter financial difficulties or are unable to pay our debts when due. NTC and its respective shareholders and affiliates could also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, although such transactions might involve risks to you as a holder of shares. In addition, NTC and its respective shareholders and affiliates may own, acquire and hold interests in businesses that compete directly or indirectly with us or may own businesses with interests that conflict with ours.

Back to Contents

Our high leverage and debt service obligations could materially and adversely affect our business, financial condition or results of operations.

     We are highly leveraged and have significant debt service obligations. As a holder of TDC shares, our high leverage could have important consequences for you. Our substantial leverage poses the risk that

•	our vulnerability to a downturn in our business or economic and industry conditions will increase;
•	our ability to obtain additional financing to fund future working capital, capital expenditures, business opportunities and other corporate requirements will be limited;
•	we may have a much higher level of debt than certain of our competitors, which may put us at a competitive disadvantage and may make it difficult for us to pursue our business strategy and to grow our business in accordance with our strategy;
•	a substantial portion of our cash flow from operations will have to be dedicated to the payment of principal of, and interest on, our indebtedness, which means that this cash flow will not be available to fund our operations, capital expenditures or other corporate purposes; and
•	our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industry in which we operate will be limited.

    Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our debt obligations and to declare and pay dividends on our shares. In addition, we may incur substantial indebtedness in the future.

We require a significant amount of cash to service our debt, and our ability to generate sufficient cash depends on many factors beyond our control.

     Our ability to make payments on and to refinance our debt and to fund working capital and capital expenditures will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in these “Risk Factors” and elsewhere in this Annual Report. We cannot assure you that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, or to fund our other liquidity needs. If our future cash flows from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to:

•	reduce or delay our business activities and capital expenditures;
•	sell assets;
•	obtain additional debt or equity capital; or
•	restructure or refinance all or a portion of our debt, on or before maturity.

     We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all.

We are subject to significant restrictive debt covenants which limit our operating flexibility.

     The Senior Facilities Agreement and the indenture governing the high yield notes that were issued by NTCH in connection with its acquisition of TDC contain covenants significantly restricting our ability to, among other things:

Back to Contents

•	incur or guarantee additional indebtedness;
•	pay dividends or make other distributions, or repurchase or redeem our stock;
•	make investments or other restricted payments;
•	create liens;
•	enter into certain transactions with affiliates;
•	enter into agreements that restrict our restricted subsidiaries’ ability to pay dividends; and
•	consolidate, merge or sell all or substantially all of our assets.

     These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue acquisitions, investments and other business activities that may be in our interest. We have a history of expansion through initial minority investments, and may be unable to continue this strategy.

     The Senior Facilities Agreement also requires us to maintain specified financial ratios and satisfy specified financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet these ratios and tests. In the event of a default under the Senior Facilities Agreement or certain other defaults under any other agreement, the lenders could terminate their commitments (in the case of the Revolving Credit Facility) and declare all amounts owed to them due and payable. In addition, a default under the indenture would result in cross-default under the Senior Facilities Agreement. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions could also be accelerated and become due and payable in such circumstances. We may be unable to pay these debts in such circumstances, which could have a material negative effect on the value of TDC’s shares.

We are subject to restrictions on making dividend payments.

     The terms of the Senior Facilities Agreement and applicable law restrict the ability of TDC to make, among others, dividend payments, including the need to have retained earnings to distribute. As of December 31, 2005, TDC’s retained earnings on a stand-alone basis for TDC A/S were DKK 43,967 million (€5,893 million), which amount has been reduced by the amount of an extraordinary dividend of DKK 43,481 million (€5,828 million) paid to TDC shareholders on April 11, 2006. This amount will also be reduced by the amount of any losses incurred or other dividends paid after December 31, 2005.

Actions proposed by TDC’s majority shareholder may eliminate a liquid market for TDC shares.

     At the EGM of TDC held on February 28, 2006, NTC proposed, and a majority of TDC’s shareholder represented at the EGM approve, that TDC seek to delist its shares and ADSs from the Copenhagen Stock Exchange and from the NYSE, respectively, and subsequently seek to deregister all securities registered under the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). ATP challenged these shareholder resolutions, the matter is currently pending in the Eastern High Court. TDC has proceeded with the delisting of its ADSs from the NYSE, which delisting occurred on April 19, 2006. If we succeed with our litigation against ATP and NTC effects the delisting from the Copenhagen Stock Exchange, TDC would cease to be a publicly listed company, which could adversely affect the liquidity, and thus the value, of the shares in TDC. In addition, if our shares are delisted from the Copenhagen Stock Exchange and our securities deregistered from the U.S. Exchange Act, we would no longer be subject to comply with certain disclosure and other obligations required by the relevant authorities.

Back to Contents

Item 4 Information on the Company

Overview

The TDC Group
     Today we are the leading provider of communications solutions in Denmark, the second-largest telecommunications provider in Switzerland, and we have a significant presence in selected Northern and Central European telecommunication markets. Over the past decade, we have transformed our business from a traditional provider of landline and mobile telephony services in the Danish market into a Danish-based European provider of communications solutions.

     At the end of 2005, we had more than 15 million customers in Europe, including more than 9 million mobile customers, 3.5 landline customers, 1.8 internet customers, and 1.0 cable-TV customers. In 2005, we had revenue of DKK 46,6bn, of which 49% stemmed from international activities compared with 47% in 2004.

     At year-end 2005, we had 20,225 full-time employee equivalents compared with 19,497 in 2004. The increase may be explained primarily by acquisitions of companies. At year-end 2005, our domestic operations accounted for 13,876 full-time employee equivalents compared with 14,437 in 2004. The decrease is related mainly to the continued need to reduce our domestic workforce, primarily to adjust to the decline in traditional landline telephony and intensified competition in the domestic market. Increased customer interest in self-service and internet-based solutions has also contributed to this trend. The adjustment was effected partly by natural attrition partly by the completion of redundancy programs implemented during 2003 to 2005. The lower number of full-time employee equivalents in Denmark also results from outsourcing a number of services to external service providers.

     The telecommunications sector
     In recent years, the fierce competition in the telecommunications sector has intensified. Competition in the domestic market is especially tough, with many operators, and public regulation aimed particularly at TDC. New technology that allows telephony over the internet (VoIP), has further intensified competition.

     As a reaction to the continued competition in the telecoms market, TDC has substantially expanded its international activities. After the acquisition of TDC Song and NetDesign at year-end 2004, TDC further strengthened its position in the pan-Nordic market by acquiring Dotcom Solutions in Sweden and introducing broadband solutions for residential customers in the Swedish market. We also acquired sunrise business communications1 to strengthen our position in Switzerland, and increased our ownership share in the Hungarian company HTCC.

     With regard to regulations in Denmark, the Danish National IT and Telecom Agency is still considering measures concerning excess cost recovery, and its decisions on the follow-up reviews of its market analyses. A more detailed description is given in the section on ‘Risk factors related to TDC’s operations’ on page 8.

     The key trends in the telecoms market are continued migration from landline to mobile telephony and migration to package-switched traffic (VoIP, IP-VPN, GPRS, UMTS). In addition, the telecoms market is characterized by a more pronounced use of consumption-independent flat-rate pricing, increased self-services and web-based distribution channels.

     TDC continuously adapts to technological and market developments and in 2005 launched 3G mobile telephony, enabling high-speed data services such as video telephony, internet access, live streaming and games. We also introduced internet-based telephony (VoIP) and internet-based TV (TVoIP), as well as ADSL speeds of up to 8 Mbps on the domestic market.

     In 2006, we have launched Video on Demand (VoD), which allows customers to watch films or programs whenever it suits them.

1	In May 2005, we acquired Ascom’s business communications solutions unit, subsequently changed to sunrise business communications.

Back to Contents

Business lines
     We are organized as five main business lines:

     TDC Solutions provides mainly communications services primarily in Denmark and the Nordic countries. Its activities include landline telephony services, convergence products (combined landline and mobile telephony), data communications and internet services, including broadband solutions, security and hosting services, leased lines, sale of terminals and installation. TDC Solutions’ main activities are performed by the parent company TDC Solutions A/S, and its subsidiaries TDC Song (pan-Nordic), HTCC (Hungary), NetDesign (Denmark) and TDC Dotcom (based in Sweden).

     TDC Mobile International provides mobile telecommunications services in Denmark and a number of other European countries. The domestic activities include the wholly-owned subsidiaries TDC Mobil A/S and Telmore. The international activities include the wholly-owned subsidiaries Talkline, a German MVNO, and Bité, a Baltic mobile operator in Latvia and Lithuania. TDC Mobile International also holds a 19.6% stake in Polkomtel, operating in Poland (which we are in the process of selling), a 15% stake in One, which operates in Austria, and an 88.9% stake in Telmore International Holding (“Telmore International”), responsible for cooperation with easyGroup, which launched the easyMobile concept in 2005. Talkline owns 80% of the easyMobile business in Germany, which was also launched in 2005.

     TDC Switzerland is the second-largest telecommunications provider in the Swiss market. Its activities include mobile, landline and internet communications services.

     TDC Cable TV is a Danish provider of cable TV, internet access and VoIP and can therefore provide triple play solutions. TDC Cable TV’s activities also include those of its wholly-owned subsidiaries Dansk Kabel TV, Connect Partner and Telelet.

     Other activities include primarily TDC Services, which provides services mainly for TDC’s domestic business lines.

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

     In recent years we have also divested certain of our non-core businesses, including TDC Directories, our print and electronic web-based directory business that operated in Denmark, Sweden and Finland, which we sold in 2005.

     In October 2005, we announced the stock exchanges that we had received non-binding offer interest indications for acquisition of TDC. In the light of this, TDC’s Board of Directors decided it was in the interest of TDC and its shareholders to review these indications more closely.

     At the request of NTC, the Board of Directors decided to accede to a limited due diligence investigation following the conclusion of a confidentiality and stand-still agreement. An electronic data space was made available to NTC starting October 20, 2005, and the Chairmanship and representatives of TDC’s Management met with representatives of NTC to discuss TDC’s business activities. The investigations resulted in a new non-binding tender offer increasing the proposed offer price on the part of NTC, and on November 24, 2005, the Board of Directors approved that the Chairman and the Vice Chairman, on behalf of the Board of Directors, could initiate negotiations with NTC regarding the terms of a possible transaction.

     On December 2, NTC made a public tender offer for the total amount of common shares in TDC. The company offered to purchase all shares and ADSs in TDC for a price of DKK 382 per share and DKK 192 per ADS, corresponding to a premium of 39.9% compared with the average market price on August 16, 2005. On the same date, TDC published a statement from the Board of Directors recommending that shareholders and holders of ADSs accept NTC’s tender offer.

     Based on NTC’s offer to the shareholders of December 2, 2005 for DKK 382 per share and DKK 191 per ADS, corresponding to a premium of 39.3% compared with the average price on August 16, 2005, NTC announced on January 25, 2006 that the company owned or had valid acceptances to acquire 88.2% of the shares in TDC A/S in connection with NTC’s public tender offer. On February 1, 2006, NTC settled and paid for shares and ADSs, thereby becoming the owner of 88.2% of the common shares.

     NTC is indirectly wholly-owned by certain equity funds that are directly or indirectly advised or managed by the five international equity funds Apax Partners Worldwide LLP, The Blackstone Group International Limited, Kohlberg Kravis Roberts & Co. L.P., Permira Advisers KB and Providence Equity Partners Limited.

     For a complete list of our significant subsidiaries and associated companies, see note 32 to our consolidated financial statements.

Overview of Our Revenue by Service Area

     Revenue by business line and geographic market are specified in the table below. This revenue was generated by our various business lines operating in Denmark, Switzerland and ten other countries in Europe. Since 2001, approximately half of our revenue has come from operations outside of Denmark. A discussion of our revenue by service area is included in “Our Subsidiaries” below, and in Item 5 under “Results of Operations by Business Line”.

Back to Contents

DKK M	Year Ended December 31,
	2004	2005

TDC Solutions	18,590	21,631
TDC Mobile International	15,105	16,039
TDC Switzerland	9,692	9,582
TDC Cable TV	1,766	2,107
Other activities, including TDC A/S, TDC
Services and eliminations	(2,814)	(2,771)

Total	42,339	46,588
of which
International activities	19,824	22,849
Domestic activities	22,515	23,739

Our Subsidiaries

TDC Solutions

     TDC Solutions offers a wide range of communications services in Denmark and the Nordic countries as well as the Hungarian market through HTCC. Its activities include landline telephony services, convergence products (combined landline and mobile telephony), data communications and internet services, including broadband solutions, security and hosting services, leased lines, sale of terminals and installation.

     At year-end 2005, TDC Solutions had 4.5 million customers, with 4.1 million in the domestic market and 392,000 in international subsidiaries and 12,231 full-time employee equivalents. Revenue was DKK 21,631 million in 2005. At year-end 2005, TDC Solutions A/S had 8,912 employees and significant operations through a number of companies. TDC Song (which includes companies in Denmark, Norway, Sweden and Finland), our fully-owned pan-Nordic network operator mainly for business customers, had 797 full-time employee equivalents at year-end 2005. HTCC, our 63.4% owned Hungarian landline and data communications provider, had 685 full-time employee equivalents at year-end 2005. TDC Dotcom, an important provider of telecommunications infrastructure for Swedish business customers, had 760 full-time employee equivalents at year-end 2005. Of our fully-owned subsidiaries, NetDesign, a leading provider of IP/LAN infrastructure for business customers, had 171 full-time employee equivalents and Contactel, our provider of internet and landline telephony in the Czech Republic, which was divested with effect from February 2, 2006, had 264 full-time employee equivalents at year-end 2005.

Landline telephony
     Landline telephony represents the major share of revenue in TDC Solutions and was DKK 10,453 million in 2005, corresponding to 48% of TDC Solutions’ revenue compared with 52% in 2004.

     Landline telephony includes retail landline telephony, including landline traffic and subscriptions, and wholesale landline telephony, consisting primarily of domestic and international wholesale traffic as well as domestic service provider revenue. TDC Song and HTCC generated DKK 1,597 million of total revenue.

     The number of landline customers in TDC Solutions A/S has declined because of the migration toward mobile telephony and IP-based technologies. To counter this development and to meet the market’s increased focus on flat rate products, TDC Solutions A/S launched “TDC Samtale” in 2004, giving unlimited landline minutes in off-peak hours at a flat monthly rate. This product was well received by our customers and as a continuation of its success, TDC Solutions A/S launched “TDC Samtale Døgn” in 2005, extending the hours of unlimited national landline minutes at a flat monthly rate day and night. TDC Solutions A/S has launched internet-based telephony (VoIP) for residential customers in January 2006.

Back to Contents

Data communications and internet services
     In 2005, revenue from data communications and internet services was DKK 5,000 million, corresponding to 23% of TDC Solutions’ total revenue compared with 21% in 2004. The business area includes mainly broadband solutions, private IP-based networks, dial-up solutions and data communications services. TDC Song and HTCC generated DKK 1,171 million of total revenue from data communications and internet services. The customer migration from dial-up internet toward broadband solutions continued in 2005, and broadband penetration per Danish household increased. To counter the increasing competition in the broadband market, TDC Solutions introduced a number of campaigns and price changes in 2005, including higher speeds at unchanged prices. TDC Solutions also doubled the DSL speed for Danish residential customers with the launch of 8 Mbps. In 2005, TDC Solutions also launched the internet-based TDC TV (TVoIP), and launched VoIP for residential customers in January 2006. Through TDC Song, TDC Solutions also launched broadband solutions on the Swedish market at speeds of up to 28 Mbps in the fall of 2005.

Terminal equipment, etc.
     With revenue of DKK 3,172 million in 2005, terminal equipment etc. was the third-largest contributor to TDC Solutions’ revenue, contributing 15% of revenue compared with 14% of revenue in 2004. This business area includes sales and installation of hardware ranging from handsets to large switchboards and service agreements. NetDesign and Dotcom Solutions generated DKK 670 million of the total revenue from terminal equipment etc.

Leased lines
     Revenue from leased lines was DKK 1,538 million in 2005 and was 7% of TDC Solutions’ total revenue compared with 6% in 2004. This business area includes both domestic and international leased-line services. TDC Song and HTCC generated DKK 422 million of the total revenue from leased lines. Despite increased revenue from leased lines driven by acquisitions, this business is declining due to increased competition from IP-based networks resulting in customer migration toward IP-based solutions.

Other services
     TDC Solutions’ remaining share of revenue, including mainly operator services such as directory inquiries and mobile telephony, including Duét, a convergence product combining landline and mobile telephony, was DKK 1,468 million or 7% of total revenue in 2005.

TDC Mobile International

     TDC Mobile International is the leading provider of mobile telecommunications services in Denmark, provides mobile telephony services in the UK, Germany, Lithuania and Latvia, and holds minority interests in mobile operations in Austria and Poland (which is subject to sale). Its activities include mobile voice telephony, sale of handsets, mobile data services and sale of traffic to MVNOs in Denmark, Lithuania, Latvia and Austria.

     Over the past few years, the domestic mobile sector has experienced fierce price competition, and in 2005 the prices stabilized as a result of consolidation of the mobile operators. However, as in 2004, earnings from operations were adversely impacted as many customers chose to switch to cheaper mobile solutions with web-based self-services.

     At year-end 2005, TDC Mobile International had 2,434 full-time employee equivalents and 7.4 million customers, with 2.2 million in domestic operations, 3.4 million in Talkline etc. and 1.7 million in Bité. Revenue was DKK 16,039 million in 2005.

Business areas
     TDC Mobile International has three main business areas: domestic operations, Talkline etc. and Bité.TDC Mobile International also has minority ownership shares in the mobile companies, One (Austria), and Polkomtel (Poland).

Domestic operations
     The domestic operations primarily include TDC Mobil and Telmore. TDC Mobil’s business areas primarily include retail activities, including mobile telephony, sale of handsets and wholesale activities. In 2005, revenue from these areas was as follows: 47% from retail, of which 67% was derived from mobile telephony, 18% from handsets and 14% from subscriptions; 52% from wholesale; and 1% from other activities. Telmore offers mobile telephony services as web-

Back to Contents

based self-services through TDC Mobil’s network and is the present market leader for the online segment. The domestic mobile market is characterized by high penetration. Further growth has been achieved by developing new services and products. In 2005, the trend toward increased use of consumption independent flat rate pricing for SMS messages and voice traffic contributed to a declining overall share of the wholesale and retail markets. TDC Mobil therefore launched the consumption-independent product MaxSMS and the supplementary services “Fri SMS” and “Fri Tale” for MobilEkstra subscribers, which have stimulated consumption. In 2005, the growth in MOU increased as a result of customers migrating from landline to mobile telephony. SMS and MMS traffic also rose significantly due to increased customer consumption. In the fourth quarter of 2005, TDC Mobil launched data services (mobile broadband) via the UMTS network (3G). Following the introduction of UMTS, data transmission prices halved and resulted in data traffic growth of 102.9%. All TDC Mobil customers with 3G mobile phones or mobile broadband cards for portable PCs have automatic access to the mobile broadband. The UMTS launch is expected to result in growth in data traffic and increased revenue from TDC Mobil’s content services in the years ahead. At year-end 2005, TDC Mobil’s UMTS network covered the four largest cities in Denmark and selected business areas. Telmore also launched UMTS services for its customers in the fourth quarter of 2005.

Talkline etc.
     Talkline etc. comprises the MVNO Talkline, its 80% stake in the easyMobile business in Germany and the 88.9% of Telmore International that is owned by TDC Mobile International.

     Talkline. TDC Mobile International owns 100% of Talkline, a German MVNO, which itself owns 80% of easyMobile Germany, an MVNO operating under its own brand through T-Mobile’s network. Talkline provides mobile telephony. Talkline also provided content services and call-by-call pre-select telephony until April 1, 2005 (Talkline’s disposal of content services and call-by-call pre-select telephony is described as the disposal of “Talkline ID”), when these activities were divested. Revenue from these two divested business areas was DKK 326 million from January 1 to March 31 in 2005. Talkline now operates as an MVNO and sells handsets, pre-paid SIM cards and mobile subscriptions in cooperation with mobile operators in Germany. Talkline operates through internet-based customer services and has a strong distribution network with retail outlets in selected areas. At year-end 2005, Talkline had increased the number of customers receiving only electronic bills to more than 1 million, thereby realizing various cost savings. Talkline has had a strong customer base growth resulting in increased market shares in 2005. The expanded customer base is due mainly to Talkline’s success with its primary distribution channels in 2005, including direct telemarketing channels and various specialist dealers.

     Telmore International. Telmore International is the parent company of the easyMobile operations in the UK which works closely with easyMobile in Germany. TDC Mobile International owns 88.9% of Telmore International. In March 2005, Telmore International launched easyMobile UK, the first MVNO under the easy brand. In the fourth quarter of 2005, easyMobile was launched in Germany and The Netherlands; the easyMobile operation in The Netherlands is pending discontinuation. Telmore International has the option of using the easy brand in a further nine European countries. The easyMobile companies provide mobile telephony following the same concept as Telmore in Denmark using internet-based self-service.

Bité — Bité Lithuania and Bité Latvia
     Bité is a mobile operator that is 100% owned by TDC Mobile International operating in the Latvian and Lithuanian markets. Bité’s revenue in Lithuania is generated primarily by mobile telephony. The company also offers a wide range of content and data services for business customers. Throughout 2005, the Lithuanian market experienced pronounced growth, and penetration has been estimated at 151.5% at year-end 2005 compared with 98.8% at year-end 2004. In mid-September 2005, Bité launched commercial activities primarily pre-paid mobile telephony, in Latvia, and already had 55,000 customers by year-end 2005.

Associates

Polkomtel (Poland)
     TDC Mobile International holds a 19.6% stake in Polkomtel, a Polish mobile operator that exceeded nine million customers at year-end 2005 and thereby maintained its one-third share of the Polish mobile market. Polkomtel has also successfully strengthened its leading position in the post-paid market. Our stake in Polkomtel

Back to Contents

is currently subject to sale. See “Recent developments” in Item 5.

One (Austria)
     TDC Mobile International owns 15.0% of One, the third largest mobile operator in Austria. Mobile phone penetration is 105.6% in Austria, and the Austrians are among the highest spenders in terms of mobile telecommunications in Europe. In 2005, One’s customer base increased by 15.0% to 1.8 million customers partly due to the successful launch of its pre-paid concept Yesss!

     Polkomtel and One are recognized in TDC’s consolidated financial statements under the equity method.

TDC Switzerland

     TDC Switzerland’s activities include mobile telephony and sales of landline and internet services. In 2005, TDC Switzerland acquired Ascom’s communications solutions unit (now called sunrise business communications), which has considerably helped strengthen the provision of infrastructure solutions for TDC Switzerland’s business customers.

     At year-end 2005, TDC Switzerland had 2.2 million customers, with 1.3 million mobile customers, 527,000 landline customers and 386,000 internet customers. Revenue was DKK 9,582 million in 2005. At year-end 2005, TDC Switzerland had 2,454 full-time employee equivalents, with 254 directly related to the inclusion of sunrise business communications.

Mobile telephony
     Mobile telephony represents the highest share of revenue in TDC Switzerland and was DKK 5,710 million in 2005 compared with DKK 5,795 million in 2004. Mobile telephony represented 59.6% of total revenue compared with 59.8% in 2004. The mobile telephony business includes subscription fees, revenue from mobile traffic and sale of handsets. The number of mobile subscribers in the Swiss mobile telephony market grew in 2005, and TDC Switzerland retained its position as the second-largest provider of mobile telephony in Switzerland. In 2005, TDC Switzerland also introduced yallo, a product that enables mobile telephony following the Telmore Concept. Initially launched as an online-only product, TDC Switzerland now sells yallo through our direct and indirect distribution channels.

Landline telephony
     Revenue from landline telephony was DKK 3,080 million in 2005, representing a decrease of 1.8% compared with 2004. Landline telephony represented 32.1% of total revenue compared with 32.4% in 2004. Landline telephony includes retail, including pre-fix and pre-select products, as well as wholesale activities. Network integration solutions were included in landline telephony in 2005 as a result of the acquisition of sunrise business communications. The market for landline voice traffic in Switzerland declined in 2005, primarily due to migration from landline to mobile telephony.

Internet services
     In 2005, internet services contributed DKK 792 million of revenue, representing an increase of 4.3% compared with 2004. Internet services represented 8.3% of revenue in TDC Switzerland, compared with 7.8% in 2004. Internet services includes both dial-up traffic and DSL. The broadband market grew significantly in 2005. TDC Switzerland introduced ADSL Flex, which was the first consumption-based DSL product in Switzerland. The Swiss dial-up market continued to decline in 2005.

TDC Cable TV

     TDC Cable TV installs and operates cable TV networks, most with internet access, which provide TV signals for approximately 40% of Danish households. TDC Cable TV continued its high growth in customer numbers, revenue and earnings of recent years. At year-end 2005, the number of cable TV customers was 1 million, an increase of 4.8%, and the number of customers with internet access increased by 34.9% to 251,000. In 2005, revenue was DKK 2,107 million, representing growth of 19.3%.

Back to Contents

Business areas
     TDC Cable TV’s core business area is analog TV, offered in three standard packages (basic, medium and full-range) both to individual customers and antenna and housing associations. In 2006, TDC Cable TV plans to focus more on customer migration from analog to digital TV. 4.0% of our analog TV customers have already used Selector to supplement their packages with digital channels from TDC Cable TV. Selector is the current means of delivery of digital services from TDC Cable TV’s network. To receive digital services, customers must have a digital receiver, called a Selector box, and a Selector subscription.

     The share of internet activities is expected to continue to grow in TDC Cable TV’s future business. In 2005, TDC Cable TV and its subsidiary Dansk Kabel TV launched a new IP telephony product, VoIP, which allows telephony over the cable TV network. With the introduction of IP telephony in 2005, TDC Cable TV can now offer its customers triple play solutions containing TV, internet and telephony. In July 2005, TDC Cable TV acquired the company Telelet, which, as part of the subsidiary Connect Partner, provides triple play solutions to counter the competition in the housing association market.

Other activities

     Other activities cover TDC Services, TDC A/S and elimination of transactions between the TDC Group’s business lines. TDC Services supplies a number of business services for the TDC Group’s domestic business lines, which gain economies of scale and cost-effective solutions in billing, procurement, logistics, facility management, IT, accounting, risk management and security. TDC A/S is the parent company of our business lines and undertakes Group functions including treasury, legal affairs, human resources, marketing and communications.

Regulatory Environment

European Union

     In March 2002, the EU passed a number of directives designed to promote competition in the European telecommunications market that were subsequently implemented into Danish law in 2003. In accordance with this legislation, NITA performs market analyses on 18 specifically defined submarkets with respect to landline telephony, mobile telephony, leased lines, unbundled access, broadband and TV and radio transmission. In each submarket, NITA may designate a dominant telecommunications operator as having Significant Market Power (“SMP”) in such submarket. If imperfections in a submarket in which an operator has been designated as having SMP are identified, NITA may impose remedies against such operator in order to promote competition. In the wholesale market, such measures may include the acceptance of a reasonable request for interconnection, non-discrimination, reference offers, transparency, accounting separation, specific cost accounting obligations and price control methods. NITA has so far issued decisions on 14 out of 18 submarkets. Final decisions for all the submarkets, except the submarket for television and radio transmission, are expected during the first half of 2006. Until market analyses of the relevant submarkets have been completed and NITA has decided whether to adopt new regulatory measures or revoke former measures, the current regulation will be maintained in each relevant submarket.

Denmark

SMP Designation

     We have been designated as having SMP by NITA in almost all of the submarkets in Denmark, except for Market 15 (the wholesale market for mobile access), Markets 5 and 6 (the retail markets for national and international traffic for business customers) and according to the market analysis also in Market 17 (the market for international roaming). As a result of our SMP designation, we are subject to additional regulatory burdens, which are summarized below. In addition, NITA has been considering whether to create an additional submarket for cable TV networks. If NITA creates a cable TV

Back to Contents

submarket, it is likely we would be designated as having SMP in the cable TV market and might be required to provide third parties with access to our cable network. There can be no assurance that NITA will not impose additional regulatory burdens on us as a result of our current SMP status or designate us as having SMP in additional markets.

Retail markets.

     As a result of our SMP status, the larger part of our retail offerings of leased lines must comply with a rule of cost orientation. As a result, we are required to calibrate leased line prices annually to ensure that they match the corresponding cost plus a mark-up set by the regulatory authorities.

Wholesale markets.

     In the wholesale markets in which we have SMP status, the majority of our prices are regulated as a result of our SMP designation. Until 2002, interconnection prices were regulated mainly on the basis of historical cost analyses and best-practice benchmarking against corresponding international prices. Since January 1, 2003, NITA has set the prices we charge for switched interconnection traffic, interconnection capacity, shared access and ULL (also known as raw copper) as well as related co-location. NITA calculates these prices once a year in accordance with the LRAIC model and evaluates and updates the LRAIC model once every three years. Only minor price adjustments were implemented in 2004 and 2005. In early 2006, the LRAIC model was adjusted and the prices for ULL, switched interconnection traffic and interconnection capacity were decreased considerably. The decrease may have a negative impact on our revenue and earnings. The prices for TDC’s other interconnection products are based on historical costs according to a formula set by NITA. It is uncertain how this pricing method will affect TDC’s future prices. Furthermore, the telecommunications law was amended with effect from January 1, 2006, resulting in changes in calculation principles for depreciation, amortization and interest payments. Such changes will likely result in price decreases for bitstream access and leased lines. The amended law also gives NITA increased power to stipulate specific terms and conditions for TDC’s interconnection agreements.

     NITA’s decision on the submarket for broadband access requires us to discontinue our geographical differentiation of bitstream access prices unless we also differentiate our retail prices for broadband. Discontinuation of geographical differentiation of prices for bitstream access will strengthen our competitors in remote areas, where production of bitstream access is very costly for us. Alternatively, we may decide to let the current differentiation of wholesale prices affect our end user prices. The decision also requires us to offer wholesale broadband solutions (bitstream access) without compulsory landline subscriptions, which will improve our competitors’ conditions for offering broadband solutions combined with IP telephony. We have appealed the decision for this market and some of the other decisions to the Telecommunications Complaints Board.

     The authorities have announced that they may intervene in the pricing of traditional landline subscriptions for customers who also have broadband subscriptions in order to address the so-called “excess cost recovery problem.” The formulation of such intervention and its impact on TDC’s earnings are uncertain.

     In the market for termination of mobile calls in mobile networks, NITA has decided that TDC, TeliaSonera, Sonofon, Tele2 and Hi3G have SMP with regard to termination in the respective mobile networks. However, price regulation has been introduced only for TDC, Sonofon and TeliaSonera, whose average price (including call set-up fee) must be reduced by approximately 35% over the next two years. This decision will adversely impact our earnings. If the domestic market for international roaming, market 17, also becomes subject to price regulation, such regulation may have a negative impact on TDC Mobil’s revenue and earnings.

     On October 31, 2005, NITA concluded that TDC abuses its dominant position in Denmark by requesting wholesale customers to pre-pay certain quarterly charges for certain wholesale products, and to require these customers to provide guarantees for their contractual obligations. We believe that we have not abused our dominant position, and have appealed NITA’s decision to the Danish Competition Appeal Tribunal, where the matter is currently pending. Based on the ruling by the NITA, Tele2 has filed a claim for payment of damages, which the court has postponed until the summer of 2006, when the Competition Appeal Tribunal is expected to conclude our appeal to the NITA decision. Based on a legal assessment of the possible outcome of Tele2’s claim, as well as the other lawsuits and cases that are currently pending, management is of the opinion that these will have no significant adverse effect on TDC Group’s financial position.

Back to Contents

     Decisions have also been made on four retail submarkets for telephony traffic, the retail market for leased lines, the wholesale markets for terminating segments of leased lines, unbundled access and shared use including co-location, as well as for call termination on landline networks. None of the decisions include significant changes in relation to existing regulation with the exception of regulations relating to extended access related to co-location and extended requirements to guarantee the line quality against disturbances.

Anti-terror measures.

     As part of the anti-terrorism action plan passed by the Danish government in November 2005, the government has proposed a bill requiring telecommunications operators to use or install communication interception equipment and to establish databases for mandatory retention of traffic passing through their networks in order to assist law enforcement agencies in tracking terrorist activity. If such measures are adopted, we may have to make additional investments in technical equipment, and we may incur operational costs as a result.

EU Universal Service Obligation (USO) directive.

     Pursuant to the EU USO directive and Danish USO regulation, which are designed to ensure that all end users have access to certain basic telecommunications services regardless of their geographical location at an affordable price, NITA has designated us as the Universal Service Provider (“USP”) in Denmark. In the past NITA fixed the prices that we could charge to our Danish customers who use PSTN services (“USO customers”) for PSTN services, but these price caps were lifted at the end of 2005. We face the risk that NITA will decide to reintroduce a price cap on the products and services we offer to our USO customers. In addition, we face uncertainty concerning the renewal of our USP designation after 2007, which may affect our revenue and earnings.

EU Roaming Charge Regulation.

     The EU Commission is currently considering new regulations designed to cut international roaming charges and a proposal has been submitted for consultation. It is unclear what would be the outcome of such regulations if imposed. However, such regulation could have a negative impact on TDC Mobile International’s revenue and earnings.

Switzerland

Regulations

     Prompted by a preliminary decision by the Swiss competition authority regarding abuse of market power by Swisscom, the Swiss incumbent, in 2005, Swisscom reduced its prices for terminating mobile calls, putting heavy pressure on other Swiss mobile operators, including TDC Switzerland, to reduce their tariffs as well. The Swiss competition authority is continuing its review of the level of competition in the mobile call termination market and is currently investigating whether the Swiss mobile operators, including TDC Switzerland, have abused a dominant position. In parallel since January 2006 a number of interconnection filings regarding the Mobile Termination tariffs, against all three major mobile operators, have been submitted to the sector specific regulator ComCom. Consequently, TDC Switzerland faces the significant possibility that the Swiss competition authority or the Swiss regulator ComCom will require Swisscom and/or TDC Switzerland to make further price reductions for terminating mobile calls. Such price reductions, if imposed on TDC Switzerland, may have a material adverse effect on the earning and profit margins of our Swiss operations. In addition, there can be no assurance that the Swiss competition authority will not impose a material fine upon TDC Switzerland if the Swiss competition authority determines that TDC Switzerland has a dominant position in the mobile call termination market and has abused such position.

     Swisscom announced on April 10, 2006 that it had received a draft ruling from the Swiss competition authority recommending that it pay a CHF 489 million fine for misuse of mobile termination rates. Swisscom reported that the competition authority considered that all Swiss mobile carriers had a monopoly on incoming calls within their network, but only Swisscom Mobile misused its dominant position on the market in the period between April 1, 2004 to May 31, 2005 by demanding excessively high termination fees. Swisscom reported that the investigation into the period following the

Back to Contents

reduction of fees is to be continued and will also cover the other Swiss mobile carriers, including TDC Switzerland. Swisscom has said it will argue against the ruling.

     Our Swiss business benefits from regulations requiring Swisscom to grant other telecommunications operators, including us, interconnection services under cost-based terms and conditions. Swisscom has challenged the interconnection tariffs as set by the Swiss Communication Commission (“ComCom”) in court. In its ruling of April 21, 2006 (sent to the parties on May 19, 2006) the Federal Court (Supreme Court of Switzerland) has largely rejected Swisscom’s complaints and returned the matter to ComCom only in a minor point. As many methodological flaws in the Regulator’s costing model have been approved with this ruling it may prove difficult to deduce future landline interconnection costs from this ruling which covers the years 2000 – 2003.

     Our business plan and earnings forecasts, particularly in relation to expected broadband and triple play sales, anticipate that the Swiss legislature will enact legislation requiring Swiss telecommunications operators to open their local loop networks to other operators. Such regulations would allow TDC Switzerland to lease network capacity on Swisscom’s ULL and gain access to Swisscom’s customers. A revised telecommunications law providing for such opening of ULL networks was passed by the Swiss Parliament on March 24, 2006. A 100-day referendum period expires on July 13, 2006. If there is no referendum and the ordinances implementing the new law are finalized, the new law enters into force probably on January 1, 2007. Although unlikely, it is possible that organizations opposed to the law could force a public vote, which would further delay enactment by at least a year and could potentially result in enactment being prevented. Once the law is enacted, vested interests may attempt to prevent, impede or delay access to the ULL networks through other measures. If ULL terms and conditions are not set and enforced in a favourable way, we might have to adjust our business plan and earnings forecast.

     Substantial parts of TDC Switzerland’s backbone consist of leased dark fibres situated in the guard wire of high-voltage power lines. In a pending court case the use of the power line for telecommunication purposes is disputed by an owner of a property over which a power line is situated. Dependent on the outcome of the pending and potential similar future cases,TDC Switzerland might be forced to find alternative facilities (e.g. build pipes and lay dark fibre cables) to secure certain parts of its backbone at substantial costs.

Licenses - Denmark and Switzerland

     We are licensed by NITA to provide mobile telecommunications services in Denmark and by the Swiss regulator to provide mobile telecommunications services in Switzerland. For example, we have UMTS licenses to provide 3G services in Denmark and Switzerland, three GSM licenses in Denmark (including licenses for DCS1800, DC56 and GSM) and one GSM license in Switzerland. Our Danish and Swiss UMTS licenses are valid until October 31, 2021 and December 31, 2016, respectively. Our Danish GSM licenses are valid until June 12, 2007, January 1, 2011 and March 1, 2012, respectively, and our Swiss GSM license is valid until May 31, 2008. There can be no assurance that NITA or the Swiss regulator will not withdraw our existing licenses if we can not meet license conditions, including obtaining the regulator’s consent in the event of a change of control. After their respective expiration dates, we will have to reapply for a new Danish UMTS license and new Swiss GSM and UMTS licenses. There can be no assurance that any application for renewal of such licenses will be successful. The three Danish GSM licenses will be extended automatically for periods of 10 years unless NITA, at its discretion, issues a decision not to extend such licenses which decision must be made one year before the scheduled expiry date.

Research and Development, Patents and Licenses

     Our research and development activities are currently focused on developing next-generation services and network platforms in the landline and mobile business areas. This includes development of broadband applications and services, as well as IP-based and UMTS network platforms and wireless LAN capabilities. Furthermore, we participate in international programs, including standardization efforts, and cooperate with independent research organizations. Although we expect our research and development efforts to contribute to future revenue growth, we believe our results of operations and cash flows are not dependent upon the success of such efforts.

Back to Contents

     We are licensed by NITA to provide mobile telecommunications services in Denmark and by the Swiss regulator to provide mobile telecommunications services in Switzerland. For example, we have UMTS licenses to provide 3G services in Denmark and Switzerland, three GSM licenses in Denmark (including licenses for DCS1800, DC56 and GSM) and one GSM license in Switzerland. Our Danish and Swiss UMTS licenses are valid until October 31, 2021 and December 31, 2016, respectively. Our Danish GSM licenses are valid until June 12, 2007, January 1, 2011 and March 1, 2012, respectively, and our Swiss GSM license is valid until May 31, 2008. There can be no assurance that NITA or the Swiss regulator will not withdraw our existing licenses if we can not meet license conditions, including obtaining the regulator’s consent in the event of a change of control. After their respective expiration dates, we will have to reapply for a new Danish UMTS license and new Swiss GSM and UMTS licenses. There can be no assurance that any application for renewal of such licenses will be successful. The three Danish GSM licenses will be extended automatically for periods of 10 years unless NITA, at its discretion, issues a decision not to extend such licenses which decision must be made one year before the scheduled expiry date.

     In August 2004, TDC signed an exclusive license agreement with easyGroup, which allows us to use the easy brand when offering mobile telephony in up to 11 European countries. At present we have operations in the UK and in Germany using the easy brand. However, the operations are still at a very early stage in their development. See “Business — Talkline etc.”

Apart from our leading brands, we do not believe that we are dependent on any other intellectual property right including any individual brands.

Property, Plant and Equipment

     TDC Services manages the majority our office premises and floor space in Denmark. However, certain of our Danish operations, such as Telmore, manage their own premises. We believe we have sufficient leased space and real property to conduct our business activities effectively.

     Our principal properties consist of numerous telecommunications installations, including exchanges of various sizes, transmission equipment, cable networks, base stations for mobile networks and equipment for radio communication, the majority of which are located in Denmark. We also have numerous computer installations, which are primarily located in Copenhagen and Aarhus.

     The total area of our domestic properties was approximately 972,000 gross square meters as of December 31, 2005, of which approximately 60% was owned by us and approximately 40% was leased. As of December 31, 2005, telecommunication installations (exchanges and base stations) represented 38% of our total property, plant and equipment, and other installations represented 4% of our total property, plant and equipment.

The following table shows our domestic properties by purpose of use and ownership (managed by TDC Services):

						Share of
				Owned/leased		total gross
Purpose of use	Owned	Leased	Total	ratio		square meters

		(gross square meters)
Administration	155,961	263,899	419,860	37%	63%	43%
Exchanges	337,844	21,487	359,332	94%	6%	37%
Multiple purposes	39,173	79,392	118,564	33%	67%	12%
Shops	575	15,865	16,440	3%	97%	2%
Base stations	4,779	6,169	10,948	44%	56%	1%
Radio sites	31,774	2,107	33,881	94%	6%	3%
Other	10,241	2,736	12,976	79%	21%	1%

Total	580,347	391,655	972,001	60%	40%	100%

Back to Contents

The following table shows our ten largest domestic properties:

	Gross square	Owned or
Principal properties	meters	leased	Use

Sletvej 30, Aarhus	79,008	Owned	Administration
Teglholmen, Copenhagen	70,589	Leased	Administration
Nørregade 21, Copenhagen	48,289	Leased	Multiple purposes
Borups Allé, Copenhagen	42,061	Owned	Multiple purposes
Telegade, Taastrup	36,486	Owned	Administration
Telehøjen, Odense	32,347	Owned	Multiple purposes
Lautruphøj 2-10 Ballerup	31,147	Leased	Administration
Slet Parkvej, Aarhus	17,106	Leased	Administration
Klingenberg, Odense	16,082	Leased	Multiple purposes
Ny Østergade, Roskilde	11,533	Leased	Administratio	n

Total	384,648

Share of total gross square metre	40%

     In 2005, the new Zurich headquarters of TDC Switzerland, the sunrise Tower, opened and we relocated a majority of TDC Switzerland’s staff to the headquarters. As a result, certain of our other office spaces are currently empty. Efforts are underway to sublet or assign these empty office spaces.

The main office buildings in Switzerland are:

Location	Function	Square meters

Zürich Oerlikon (sunrise Tower)	HQ	37,000
Longemalle, Lausanne	Office, call center	1,753
Freiburgstr., Bern	Office	6,018
Salzhausstr., Biel	Call center	5,718

     In addition to the main office buildings, TDC Switzerland has 5,200 square meters of retail shops in Switzerland.

Competition

     Since the full liberalization of the Danish telecommunications market in mid-1996, we have faced intense competition in the market for domestic landline telephony services based primarily on price. Features of the domestic landline market include a large number of operators, many new entrants and public regulation aimed particularly at TDC. In the market for domestic and international long distance telephony services, competition has been enhanced by regulations requiring us to permit other telecommunications companies to interconnect with our network at rates controlled by NITA. These rates have been reduced numerous times over the past five years, resulting in a continuous reduction of end user prices. New technology that enables VoIP has further intensified competition.

     In response to continued competition in the Danish telecommunications market, TDC has substantially expanded its international activities. After the acquisition of TDC Song and NetDesign at year-end 2004, TDC further strengthened its position in the pan-Nordic market by acquiring Dotcom Solutions in Sweden and introducing broadband solutions for residential customers in the Swedish market. In 2005, we also increased our ownership share in the Hungarian company HTCC.

     There are four key players in the Danish landline market. Tele2 covers around 65% of Danish households and is our largest external wholesale customer. Telia has its own infrastructure and acts as a wholesaler and retailer and provides fixed and mobile services under the Telia brand. Telia also offers cable TV and broadband services under the Telia Stofa brand. Cybercity (acquired by Norwegian Telenor in May 2005) develops, manages and sells broadband solutions with a particular focus on the small-to-medium enterprise (“SME”), home office and high-end consumer markets. GlobalConnect,

Back to Contents

a privately owned backbone operator, has a fiber-optic network which covers most parts of Denmark and Northern Germany.

     Customer migration from dial-up internet to broadband solutions in Denmark continued in 2005, and the broadband penetration of Danish households rose to approximately 54% in 2005. To counter the increasing competition in the broadband market, TDC Solutions introduced a number of product and pricing promotions in 2005, including higher speeds for the same prices and reduced connection fees. In 2005, TDC Solutions also doubled the maximum DSL speed for Danish residential customers with the launch of 8 Mbps.

     Traffic volumes have declined steadily during the past years. This trend can be explained by fixed-to-mobile substitution and increased competition. Furthermore, the emergence of competitively priced IP-VPN solutions has made it possible for business customers with several branches to establish their own networks, based on IP-VPN, allowing them to route traffic between branches within their own network instead of through the public telephone network. The result of this is a sharp decline in billed MOU for business customers, which has partly been offset by an increase in internet services and data communication revenue.

     A number of our competitors such as Cybercity and Tele2 have introduced VoIP at very competitive flat rate prices including all traffic with the exception of calls to mobile. We have launched IP telephony in cooperation with TDC Cable TV using the cable TV network and a VoIP product using DSL in order to compete for the customers who migrate towards VoIP. We estimate that the emergence of VoIP has not yet had a significant impact on subscriber and traffic volumes, but we expect that migration to VoIP will cannibalize a substantial part of our PSTN customers with a significant impact on our financial result.

     In the Danish PSTN market, there is not much differentiation between products except through the packaging of different combinations of features. Accordingly, if a competitor in the PSTN market offers a successful PSTN package, we believe we could offer a comparable product in a matter of weeks. For example, one of our competitors in the PSTN market offered a successful flat rate product and we were able to offer a comparable product within weeks.

For more information on TDC’s competitors and our competitive position in the Danish telecommunications market, see “Industry.” For more information on the impact of regulations on our business, see “— Regulatory Environment.”

Corporate Governance

     Our shares are listed on the Copenhagen Stock Exchange and our American Depositary Shares (“ADSs”) were previously listed on the New York Stock Exchange ("NYSE").

      On March 3, 2006, TDC applied for a delisting of its ADSs from the NYSE, which delisting occurred on April 19, 2006, cf. “The Offer and Listing” in Item 9. Following the delisting from the NYSE, we do not disclose any differences between our corporate governance practices and the NYSE governance standards on our web page.

Legal Proceedings

     The TDC Group is a party to certain pending lawsuits and cases pending with public authorities and complaint boards.

     TDC’s stake in Polkomtel is currently being disposed of and certain legal proceedings are pending in relation to this disposal, as described in “Recent developments” in Item 5.

     At the EGM held on February 28, 2006, NTC proposed that TDC seek to delist its shares and ADSs from the Copenhagen Stock Exchange and from the NYSE, respectively, and subsequently seek to deregister all securities from the

Back to Contents

U.S. Exchange Act. NTC also proposed the introduction of a new clause into the articles of association of TDC permitting the compulsory acquisition of the shares of minority shareholders. These proposals attained an affirmative vote of over 90% of the share capital of TDC represented at the Extraordinary General Meeting (although less than 90% of the share capital of TDC) and such resolutions were declared passed by the Extraordinary General Meeting. Subsequently, the Danish Commerce and Companies Agency ruled that it would not register the new articles of association. TDC has filed a writ with the Eastern High Court against the Danish Commerce and Companies Agency seeking an acknowledgment of the registration of the squeeze-out provision in the articles of association.

     Further, ATP, a Danish pension fund holding 5.5% of the shares in TDC, has filed a writ with the Copenhagen City Court (which has been passed on to the Eastern High Court) against both TDC and NTC seeking an acknowledgment of the invalidity of both the squeeze-out provisions in the articles of association and the authorization to delist from the Copenhagen Stock Exchange and the NYSE granted at the Extraordinary General Meeting. On April 5, TDC and NTC announced that they would challenge the ruling from the Danish Commerce and Companies Agency in the Danish courts. TDC has proceeded with its intention to delist its ADSs from the NYSE, which delisting occurred on April 19, 2006. If ATP succeeds in its litigation, TDC will be unable to proceed with the compulsory acquisition. In addition, ATP may seek an award of damages against us or other relief. In the legal proceedings instigated by ATP against NTC and TDC, ATP has reserved the right to challenge authorizations adopted at the annual general meeting of TDC on April 26, 2006, as illegal, in particular authorizations (i) to issue warrants to management and others and (ii) to repurchase shares. Furthermore, ATP claims that the reference date with regard to the redemption price of ATP’s shares should only be decided as of when the redemption may actually be completed. Finally, ATP claims that the NTC should pay interest on the redemption price. TDC and NTC have responded to the claims by ATP.

Item 4A Unresolved Staff Comments

We do not believe that there are unresolved staff comments that are material.

Back to Contents

Item 5 Operating and Financial Review and Prospects

     The following discussion should be read in conjunction with our consolidated financial statements. Unless otherwise indicated, financial information as of and for the years ended December 31, 2004 and 2005 has been prepared in accordance with International Financial Reporting Standards as adopted by the EU (IFRS). IFRS differ in certain significant respects from US GAAP, see note 33 to the Consolidated Financial Statements.

Overview of Group Results

     TDC A/S is a holding company operating in the communications services industry, with subsidiaries and affiliates in Denmark and selected other European countries. Currently, we conduct our operations through five business lines: TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV and TDC Services. A description of each business line is included in a separate discussion of their results as well as in Item 4 above.

     In 2005 we continued to generate positive results supported by TDC’s continued successful xDSL sales and strong growth in both the domestic and international mobile businesses. In addition, ongoing stringent cost control in the domestic operations, including the effect of the redundancy programs. TDC Cable TV continued to increase its customer base and earnings. Progress was achieved despite fierce competition and a general decline in traditional landline telephony. The performance was also impacted by the acquired and divested companies, especially the acquisitions of TDC Song and HTCC.

The financial results for the group are summarized in the table below.

Back to Contents

TDC Group
			Percent
			Change

DKK M			2005 vs.
	2004	2005	2004

Revenue	42,339	46,588	10.0

Operating expenses	(31,138)	(34,773)	(11.7)
Depreciation, amortization and impairment losses	(6,661)	(6,827)	(2.5)

Total operating expenses	(37,799)	(41,600)	(10.1)
Other income and expenses	1,180	257	(78.2)

Operating income	5,720	5,245	(8.3)

Income from associates	5,632	334	(94.1)

Fair value adjustments	178	(184)	NM
Financial income	2,547	2,454	(3.7)
Financial expenses	(3,441)	(3,326)	3.3

Net financials	(716)	(1,056)	(47.5)

Income before income taxes	10,636	4,523	(57.5)
Income taxes	(1,041)	(1,026)	1.4
Net income from continuing operations	9,595	3,497	(63.6)
Net income from discontinued operations	315	3,953	NM

Net income	9,910	7,450	(24.8)

     Results for each of the years shown above include the impacts of certain special items that are not necessarily reflective of the underlying operations, as discussed below.

     The specific special items that have impacted our results in each of the two years shown above are as follows:

2005

     Restructuring costs in 2005 amounted to DKK (968) million before tax and DKK (817) million after tax reflecting primarily the redundancy programs in the domestic operations and costs for financial and legal advisers related to the Nordic Telephone Companies’ equity tender offer to acquire the TDC shares. The restructuring costs are shown as wages, salaries and pension costs and other external charges, respectively, and included under operating expenses. For further explanation, see below under “Restructuring effects”.

     The total net income impact of special items after tax was DKK (817) million in 2005.

Back to Contents

2004

     Restructuring costs before tax amounted to DKK (558) million and related primarily to the redundancy programs in the domestic operations. Restructuring costs after tax amounted to DKK (192) million, of which DKK 199 million related to a change in the tax value of goodwill in Talkline. The restructuring costs are shown as wages, salaries and pension costs and included under operating expenses. For further explanation, see below under “Restructuring effects - Redundancy programs in domestic business”.

     Profit before tax on divestment of major enterprises amounted to DKK 943 million before tax, reflecting primarily the disposal of Dan Net. These gains are shown as other income and included in other income and expenses.

The total net income impact of special items after tax was DKK 741 million in 2004.

Restructuring effects

Transaction costs regarding sale of TDC

     The transaction costs for the sale of TDC reflect primarily to the costs for financial and legal advisers related to NTC’s equity tender offer to acquire the TDC shares. The after-tax cost was DKK 382 million in 2005.

Redundancy programs in domestic business

     In 2003 we initiated a series of reductions of our domestic workforce. Customers are switching from traditional landline telephony to mobile and IP-based broadband solutions, which are less labor intensive than traditional landline telephony: the first reduction covering the period from 2003-2004 and a second covering 2005. During these periods, we achieved workforce reductions partly through our redundancy programs and partly from attrition. In 2004, 494 employees were covered by the redundancy programs and 630 employees in 2005. In 2005, we reduced the number of domestic full-time employees from 14,437 to 13,876. At year-end 2005, we had 20,225 full-time employee equivalents compared with 19,497 in 2004. The after-tax cost related to the redundancy programs was DKK 410 million in 2004 and DKK 320 million in 2005.

     In 2006 we have initiated a new redundancy program in the domestic business and in Switzerland, see Employee section in Item 6 and Recent Development in Item 5.

Results of Group Operations

     Following is a discussion of the consolidated results of TDC Group on an as-reported basis without adjusting for the special items discussed above. In addition, the developments in 2004 and 2005 were impacted by certain major changes in activities and ownership shares.

     In January 2004, we agreed with Telmore’s shareholders to buy the remaining 80% stake in the company. TDC Mobile International now owns 100% of Telmore. In August 2004, we sold Dan Net, which operates with data clearing for mobile and landline operators, electronic data interchange and e-commerce solutions, also in September 2004, we announced our acquisition offer to the owners of shares and convertible bonds in Song Networks Holding AB, and at the beginning of November 2004 we could announce that the offer had been accepted. In December 2004 we acquired NetDesign, a company specializing in IP communications solutions for the Danish business market.

     In March 2005 TDC announced the signing of an agreement to increase our existing ownership share of 41.2% in HTCC the Hungarian landline and data communications provider. At year-end 2005, TDC’s ownership share was 63.4%. Furthermore in May 2005, TDC announced the acquisition of Dotcom Solutions, an important Swedish provider of LAN infrastructure for business customers. Dotcom Solutions strengthens TDC’s position in the rapidly expanding market for IP communications solutions as well as complementing and supporting TDC’s services toward Swedish and pan-Nordic business customers with a need for IP/LAN solutions. Also in May 2005, TDC announced the acquisition of Ascom’s

Back to Contents

communications solutions unit, an important provider of LAN services and infrastructure for business customers. The acquisition will strengthen TDC’s position in the rapidly expanding market for IP communications solutions as well as complementing and supporting TDC Switzerland’s offerings of IP/LAN products for Swiss business customers. TDC Directories, a traditional and electronic and web-based directory businesses in Denmark, Sweden and Finland, was divested in November 2005.

Revenue

     TDC’s revenue was DKK 46,588 million in 2005, increasing by DKK 4,249 million or 10.0% compared with 2004. This growth stemmed mainly from the inclusion of acquired companies, including changes in ownership shares, but also reflected growth in our mobile businesses in Denmark and Germany and our domestic broadband and cable TV businesses. This positive increase was partly offset by lower revenue from traditional landline telephony in the domestic operations caused by the migration toward mobile telephony and private IP-based networks.

Operating Expenses

     Our operating expenses are composed of transmission costs and cost of goods sold; other external expenses; and wages, salaries and pension costs. Operating expenses increased from DKK 31,138 million in 2004 to DKK 34,773 million in 2005, primarily due to the acquisition of enterprises by TDC Solutions.

     Transmission costs and cost of goods sold were DKK 17,164 million in 2005, increasing by DKK 1,534 million or 9.8% compared with 2004. The increase primarily reflected TDC Mobile International as a result of increased voice and SMS traffic as well as acquisitions of companies mainly related to TDC Song. This was partly offset by TDC Switzerland related to lower sales of handsets and lower mobile termination prices.

     Other external expenses, including marketing and customer-acquisition costs as well as rent, leases and service agreements, were DKK 9,536 million in 2005, increasing by DKK 1,445 million or 17.9% compared with 2004. The increase occurred largely at TDC Mobile International due to higher customer-acquisition costs in Talkline and Bité. The increase also occurred at TDC Switzerland following the acquisition of sunrise business communications and the operation of an increased number of mobile sites at year-end 2005. Furthermore, other external charges increased due to costs for financial and legal advisers related to the Nordic Telephone Companies’ equity tender offer to acquire the TDC shares.

     Wages, salaries and pension costs were DKK 8,073 million, increasing by DKK 795 million or 8.8% compared with 2004. The increase primarily reflected an increase in the number of average full-time employee equivalents by 929 or 4.9% due mainly to the acquisition of companies in TDC Solutions and TDC Switzerland. The increase also related to lower pension income from defined benefit plans for employees with civil servant status in domestic operations as well as increased costs related to the redundancy program. The increase was partly offset by lower wages, salaries and pension costs due to fewer employees in the domestic operations. In 2005, 574 employees retired in connection with redundancy programs.

Depreciation, Amortization and Write-downs

     Depreciation, amortization and impairment losses increased by DKK 166 million or 2.3% compared with 2004 to DKK 6,827 million in 2005. This increase primarily related to acquired companies, partly offset by write-downs of software and network equipment in 2004.

Back to Contents

Other Income and expenses

     Other income and expenses declined by DKK 923 million or 78.2% compared with 2004 to a net income of DKK 257 million in 2005. The decline mainly stemmed from divestment of major enterprises in 2004, primarily reflecting the disposal of Dan Net.

Income from associates

     Income from associates after income taxes was DKK 334 million in 2005 compared with DKK 5,632 million in 2004, representing a decrease of DKK 5,298 million, reflecting primarily profit from the disposal of Belgacom in 2004.

Fair Value Adjustments

     Fair Value Adjustments are composed of income (or loss) related to changes in the fair value of derivative financial instruments, marketable securities and other financial assets. In 2005, fair value adjustments totaled DKK (184) million and related mainly to negative fair value adjustments of TDC’s holding of bonds and derivative financial instruments.

     In 2004, fair value adjustments amounted to income of DKK 178m reflecting primarily value adjustment of a cash receivable recognized in other fair value adjustments.

Financial Income and Expenses

     Financial income was DKK 2,454 million in 2005, representing a decrease of DKK 93 million compared with DKK 2,547 million in 2004.

     Financial expenses was DKK (3,326) million in 2005, representing a decrease of DKK 115 million compared with DKK (3,441) million in 2004.

     Financial expenses, net, excluding fair value adjustments, was DKK (872) million in 2005, representing a decrease of DKK 22 million compared with 2004. This development mainly reflected positive foreign currency adjustments, offset by higher net interest expenses, primarily due to interest relating to tax refunds in 2004.

Income Taxes

     Income taxes were DKK 1,026 million in 2005, representing a decrease of DKK 15 million or 1.4%.The effective tax rate was 22.7% in 2005 compared with 9.8% in 2004. The increase in the effective tax rate from 2004 to 2005 is primarily related to the tax-free divestment of Belgacom in 2004. The effective tax rate for 2005 was positively impacted by the non-recurring impact from the lowering of the Danish corporate income tax from 30% to 28% due to a reduction in deferred tax liabilities for TDC.

Net income from discontinued operations

     Discontinued operations are comprised of our former TDC Directories business line and net income from discontinued operations increased from DKK 315 million in 2004 to DKK 3,953 million in 2005, primarily reflecting profit on the disposal of TDC Directories on November 30, 2005.

Results of Operations by Business Line

     We have had five business lines since 2003, consisting of TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV and TDC Services. With the exception of TDC Services, each of the business lines is

Back to Contents

discussed separately below. Results of TDC Services are discussed together with TDC A/S (parent company) expenses, and intercompany eliminations. We had an additional business line, TDC Directories, which were divested in November, 2005. TDC Directories is shown as net income from discontinued operations.

     Our management evaluates business line performance based on results adjusted for special items. We believe that the special items excluded from business line results do not reflect the underlying fundamentals of the business, and should be analysed separately. Therefore, the figures in the following tables, and the related discussions of results, have been adjusted to exclude the impact of special items previously discussed. Information is provided to allow reconciliation of adjusted results to results on an as-reported basis.

TDC Solutions

     TDC Solutions provides mainly communications services primarily in Denmark and the Nordic countries. Its activities include telephony services, convergence products (combined landline and mobile telephony), data communications and internet services, including broadband solutions, security and hosting services, leased lines, sale of terminals and installation. TDC Solutions’ main activities are performed by the parent and the following companies: TDC Song (pan-Nordic), HTCC (Hungarian), NetDesign (Danish) and TDC Dotcom (based in Sweden)2. The table below sets forth results for TDC Solutions.

TDC Solutions
			Percent
			Change

DKK M			2005
	2004	2005	vs.
			2004

Revenue
Landline telephony	9,643	10,453	8.4
Retail	7,453	8,059	8.1
Subscription fees	3,659	3,803	3.9
Voice traffic	3,794	4,256	12.2
Wholesale	2,190	2,394	9.3
Transit traffic	704	708	0.6
Other	1,486	1,686	13.5
Leased lines	1,117	1,538	37.7
Data communication and Internet services	3,840	5,000	30.2
Terminal equipment	2,578	3,172	23.0
Other	1,412	1,468	4.0

Revenue	18,590	21,631	16.4
Operating expenses
Transmission costs, raw materials and supplies	5,386	6,980	(29.6)
Other external charges	3,766	3,824	(1.5)
Wages, salaries and pension costs	3,735	4,326	(15.8)
Depreciation, amortization and write-downs	3,549	3,754	(5.8)

Total operating expenses	16,436	18,884	(14.9)

Other income and expenses	169	147	(13.0)
Operating income	2,323	2,894	24.6

Operating margin	12.5%	13.4%

2	TDC Dotcom AB was formerly named TDC Internordia AB. Following TDC Internordia AB’s acquisition of Dotcom Solutions AB in June 2005, TDC Internordia AB’s company name was changed to TDC Dotcom AB.

Back to Contents

     The results shown in the table above exclude certain special items that do not necessarily reflect the underlying fundamentals of the business. If these items had been included in the results above, operating income would have been reduced by 500 million in 2005, and increased by DKK 509 million in 2004. The amount for 2005 consists of (i) the cost from the redundancy program (DKK (339) million) and costs related to Song integration (DKK (92) million). The amount for 2004 consists of (i) gain regarding sale of Dan Net A/S (DKK 943 million) partly offset by (ii) the costs from the redundancy program (DKK (484) million).

Revenue

     In 2005, TDC Solutions’ revenue was DKK 21,631 million, representing an increase of DKK 3,041 million or 16.4% compared with 2004, reflecting primarily the acquisition investments in TDC Song and HTCC.

     Revenue from landline telephony, retail increased by DKK 606 million or 8.1% to DKK 8,059 million in 2005. Revenue from subscriptions increased by DKK 144 million or 3.9% compared with 2004 to DKK 3,803 million in 2005, resulting mainly from TDC Song and HTCC and partly offset by a decrease in the number of domestic landline customers by approximately 127,000 or 5.3% to 2.3 million at year-end 2005. However, the decline includes an increase in TDC Samtale and TDC Samtale Døgn flat rate plans resulting in 148,000 more customers, or an increase, of 85.7%, to a total of 321,000 in 2005.

     Revenue from landline traffic was DKK 4,256 million, representing an increase of DKK 462 million or 12.2% compared with 2004, resulting mainly from the acquisitions of TDC Song and HTCC and partly offset by reduced revenue from traditional landline traffic in the domestic operations due to a decrease in traffic minutes by 0.8 billion or 9.2%. The more pronounced decrease in landline traffic compared with the decrease in the number of landline customers demonstrates a decline in MOU, which reflects that mostly customers with high MOU are migrating to alternative solutions.

     Revenue from landline telephony, wholesale increased by DKK 204 million or 9.3% compared with 2004 to DKK 2,394 million, resulting mainly from acquisition investments in HTCC and TDC Song and partly offset by a fall in total domestic wholesale traffic.

     Revenue from data communications and internet services increased by DKK 1,160 million or 30.2% compared with 2004 to DKK 5,000 million in 2005, resulting mainly from acquisition investments in TDC Song and HTCC and partly offset by the disposal of Dan Net in August 2004. The increase was also driven by growth in DSL sales, partly offset by a fall in revenue from dial-up customers. TDC Solutions’ broadband customer base rose from 549,000 in 2004 to 689,000 at year-end 2005

     Revenue from terminal equipment etc. was DKK 3,172 million, representing an increase of DKK 594 million or 23% compared with 2004, primarily relating to the recognition of NetDesign and Dotcom Solutions and partly offset by increased sales of employee PCs in TDC Solutions A/S in 2004.

     Revenue from leased lines increased by DKK 421 million, representing an increase of 37.7% compared with 2004 to DKK 1,538 million in 2005. The increase is primarily related to the recognition of HTCC and TDC Song and is partly offset by lower revenue from domestic leased lines and servicing of companies with private data lines.

Total operating Expenses

     Total operating expenses increased DKK 2,448 million or 14.9% in 2005 to DKK 18,884 million from DKK 16,436 million in 2004. The increase in 2005 resulted mainly due to the recognition of TDC Song, HTCC, NetDesign and Dotcom Solutions.

     Transmission costs and cost of goods sold were DKK 6,980 million in 2005, representing an increase of DKK 1,594 million or 29.6% compared with 2004. The increase resulted mainly from the recognition of TDC Song, HTCC,

Back to Contents

NetDesign and Dotcom Solutions and was partly offset by lower domestic landline traffic, balancing declining revenue from landline telephony.

     Other external expenses increased by DKK 58 million or 1.5% compared with 2004 to DKK 3,824 million in 2005. The increase resulted primarily from the recognition of TDC Song, HTCC, NetDesign and Dotcom Solutions, and was partly offset by stringent cost control in TDC Solutions A/S.

     Wages, salaries and pension costs increased by DKK 591 million or 15.8% compared with 2004 to DKK 4,326 million. The increase primarily reflected an increase of 1,041 or 9.4% in the number of average full-time employee equivalents resulting mainly from the inclusion of TDC Song, NetDesign and HTCC and was partly offset by the divestment of Dan Net. Wages, salaries and pension costs in TDC Solutions A/S increased as a result of higher wages and salaries and increased consumption of resources for network maintenance, partly offset by a decline in the number of average full-time employee equivalents of 460 to 9,310 due to redundancy programs.

     TDC Solutions’ depreciation, amortization and write-downs increased by DKK 205 million or 5.8% compared with 2004 to DKK 3,754 million in 2005, primarily reflecting acquired and divested companies and partly offset by higher write-downs of software in TDC Solutions A/S in 2004.

TDC Mobile International

     TDC Mobile International is the leading provider of mobile telecommunications services in Denmark, provides mobile telephony services in the UK, Germany, Lithuania and Latvia, and holds minority interests in mobile operations in Austria and Poland (which is subject to sale). Its activities include mobile voice telephony, sale of handsets, mobile data services and sale of traffic to MVNOs in Denmark, Lithuania, Latvia and Austria.

     Over the past few years, the domestic mobile sector has experienced fierce price competition, and in 2005 the prices stabilized as a result of consolidation of the mobile operators. However, as in 2004, earnings from operations were adversely impacted as many customers chose to switch to cheaper mobile solutions with web-based self-services.

TDC Mobile International
			Percent
			Change

DKK M			2005 vs.
	2004	2005	2004

Revenue
Domestic operations	6,503	7,151	10.0
Bité	927	1,125	21.4
Talkline etc.	7,675	7,763	1.1

Revenue	15,105	16,039	6.2
Operating expenses
Transmission costs, raw materials and supplies	7,879	8,094	(2.7)
Other external charges	3,623	4,183	(-15.5)
Wages, salaries and pension costs	979	989	(1.0)
Depreciation and amortization	1,250	1,123	10.2

Total operating expenses	13,731	14,389	4.5

Other income and expenses	53	36	(32.1)

Operating income	1,427	1,686	18.1
Operating margin	9.5%	10.5%

     The results shown in the table above exclude certain special items that do not necessarily reflect the underlying fundamentals of the business. If these items had been included in the results above, operating income would have increased

Back to Contents

by DKK 12 million in 2005 and by DKK 28 million in 2004. The amount for 2005 consists of adjustments to previous redundancy programs and reversal of unused provisions in Talkline. The amount for 2004 consists primarily of reversal of unused provisions in Talkline.

Revenue

     In 2005, TDC Mobile International’s revenue was DKK 16,039 million, representing an increase of DKK 934 million or 6.2% compared with 2004, resulting from increased traffic volumes in the domestic, German and Baltic markets (Lithuania and Latvia) and partly offset by lower prices due to fierce competition. Revenue from domestic operations increased by DKK 648 million or 10% compared with 2004 to DKK 7,151 million in 2005. This category includes mobile traffic as well as subscriptions and handset sales. Growth was driven by increased revenue from both TDC Mobil and Telmore. Growth in retail revenue from domestic operations was driven mainly by a 14.5% increase in voice traffic and a 43% increase in SMS traffic, resulting from higher average consumption and an increased post-paid customer base. The growth in consumption resulted in increased ARPU. Revenue from wholesale in TDC Mobil increased by 13.1% in 2005, mainly due to increasing traffic from other mobile operators.

     The growth in revenue from domestic operations was adversely impacted by declining average retail prices, reflecting customer migration toward cheaper mobile solutions with self-services via the internet. Revenue from Talkline etc. increased by DKK 88 million or 1.1% compared with 2004 to DKK 7,763 million in 2005, resulting from a 32.6% increase in the number of mobile customers to 3.4 million, partly offset by declining ARPU. Revenue was adversely impacted by the disposal of Talkline ID in April 2005. Adjusted for the disposal of Talkline ID, growth was DKK 1,011 million or 15.7%. Revenue in Bité was DKK 1,125 million, representing an increase of 21.4% or DKK 198 million in 2005, primarily driven by a 44.3% increase in voice traffic due to the strong 85.7% growth in the customer base. The increased customer base primarily reflected the launch of SMS consumption-independent flat rate pricing for the pre-paid segment. However, this increase should be seen in the context of declining retail prices and fewer average MOU per customer.

Total operating Expenses

     Total operating expenses increased 4.5% in 2005 to DKK 14,389 million. The increase in 2005 related primarily to increased customer-acquisition costs in Bité and Talkline ID driven by strong growth in the customer base and start-up costs relating to the new operations. Furthermore increased transmission costs and cost of goods sold due to increased voice and SMS traffic in the domestic business, partly offset by the divestment of Talkline ID in April 2005. Depreciation, amortization and impairment losses decreased primarily driven by fewer write-downs in domestic operations in 2005

     Transmission costs and cost of goods sold increased by 2.7% or DKK 215 million compared with 2004 to DKK 8,094 million in 2005. Transmission costs and cost of goods sold in domestic operations increased by 17.0% or DKK 404 million compared with 2004 to DKK 2,778 million primarily reflecting increased voice and SMS traffic. Talkline etc’s transmission costs and cost of goods sold decreased by 5.8% or DKK 301 million compared with 2004 to DKK 4,853 million and related to the disposal of Talkline ID in April 2005. The decline was partly offset by increased transmission costs and cost of goods sold driven by increased traffic and a larger customer base. Transmission costs and cost of goods sold in Bité were DKK 462 million, representing an increase of 32% or DKK 112 million and driven by increased traffic.

     Other external expenses were DKK 4,183 million in 2005, up DKK 560 million or 15.5% compared with 2004. Other external expenses in domestic operations were DKK 1,621 million in 2005, up 1.2% or DKK 20 million compared with 2004, primarily resulting from increased customer-acquisition costs and partly offset by lower uncollectibles. In Talkline etc., other external expenses increased by DKK 436 million or 25.5% compared with 2004 to DKK 2,144 million in 2005 mainly due to increased customer-acquisition costs driven by strong growth in the customer base and start-up costs relating to the easyMobile operations. Bité’s other external expenses were DKK 418 million in 2005, representing an increase of DKK 104 million or 33.2% compared with 2004 as a result of increased customer-acquisition costs driven by strong growth in the customer base and the start-up of Bité Latvia.

     Wages, salaries and pension costs were DKK 989 million, representing an increase of DKK 10 million or 1% compared with 2004, DKK 541 million of which was generated by domestic operations representing an increase of DKK

Back to Contents

15 million or 2.9% compared with 2004. Wages, salaries and pension costs in Talkline etc. decreased to DKK 361 million compared with DKK 379 million in 2004 mainly due to the disposal of Talkline ID and offset by the start up of easyMobile operations. Wages, salaries and pension costs in Bité were DKK 87 million compared with DKK 74 million in 2004.

     Depreciation, amortization and impairment losses in TDC Mobile International decreased by DKK 127 million or 10.2% compared with 2004 to DKK 1,123 million, primarily driven by fewer write-downs in domestic operations in 2005.

TDC Switzerland

     TDC Switzerland’s activities include mobile telephony and sales of landline and internet services. In 2005, TDC Switzerland acquired Ascom’s communications solutions unit (now called sunrise business communications), which has considerably helped strengthen the provision of infrastructure solutions for TDC Switzerland’s business customers.

TDC Switzerland
			Percent
			Change

DKK M			2005 vs.
	2004	2005	2004

Revenue
Mobile telephony	5,795	5,710	(1.5)
Landline telephony	3,138	3,080	(1.8)
Internet services	759	792	4.3

Revenue	9,692	9,582	(1.1)
Operating expenses
Transmission costs, raw materials and supplies	3,895	3,507	10.0
Other external charges	2,115	2,111	(4.5)
Wages, salaries and pension costs	1,225	1,281	(4.6)
Depreciation, amortization and write-downs	1,417	1,540	(8.7)

Total operating expenses	8,652	8,439	2.5

Other income and expenses	(0)	1	NM

Operating income	1,040	1,044	0.4
Operating margin	10.7%	10.9%

Revenue

     Revenue from mobile telephony was DKK 5,710 million in 2005, representing a decrease of DKK 85 million or 1.5% compared with 2004, resulting from decreases in sales of handsets and lower call termination prices from August 1, 2005, following a general market trend initiated by Swisscom. Revenue was further impacted by a decline in average revenue per customer, partly offset by an increase in TDC Switzerland’s customer base of 77,000 customers or 6.5% to 1.3 million. Revenue from landline telephony decreased by DKK 58 million or 1.8% compared with 2004 to DKK 3,080 million in 2005, mainly resulting from a smaller customer base, which decreased by 46,000 or 8.0% compared with 2004 to 527,000 due to fierce competition in the Swiss market. Lower prices also had an adverse impact on revenue, as TDC Switzerland reduced its prices for calls from the landline to the mobile network by passing on to customers the cost savings from lower termination prices. The decrease in revenue from landline telephony was mainly due to a general decline in the Swiss landline market in 2005. Revenue was favorably impacted by the acquisition of sunrise business communications and, adjusted for this, revenue decreased by 9% or DKK 281 million compared with 2004.

     In 2005, revenue from internet services increased by DKK 33 million or 4.3% compared with 2004 to DKK 792 million. This growth mainly related to 182,000 DSL customers in 2005, representing an increase of 34,000 or 23.0% compared with 2004. The growth was partly offset by a 117,000 or 36.4% decrease in the number of dial-up customers.

Back to Contents

Total operating Expenses

     Our total operating expenses decreased to DKK 8,439 million in 2005 from DKK 8,652 million in 2004. In 2005 lower transmission costs and cost of good sold was partly offset by higher other external charges and wages due to the acquisition of sunrise business communications. Furthermore depreciation, amortization and impairment losses increased reflecting increased investments mainly in continued mobile network expansion etc.

     Transmission costs and cost of goods sold were DKK 3,507 million in 2005, representing a decrease of DKK 388 million or 10% compared with 2004, driven primarily by lower sales of handsets and a fall in landline telephony and transit traffic. The costs were also impacted by lower prices for termination of mobile calls at Swisscom as of June 1, 2005. The decrease was partly offset by the acquisition of sunrise business communications and, adjusted for this, transmission costs and cost of goods sold decreased by 12.7% or DKK 496 million compared with 2004.

     Other external expenses were DKK 2,211 million in 2005, representing an increase of 4.5% from DKK 2,115 million in 2004, resulting primarily from the acquisition of sunrise business communications and further costs related to an increased number of mobile sites at year-end 2005 compared with 2004. Other external expenses also increased due to increased costs for retaining customers when a considerable number of subscriptions expired in 2005 and higher costs after moving to a new office building. Adjusted for the acquisition of sunrise business communications, other external expenses increased by 2.8% or DKK 60 million compared with 2004.

     Wages, salaries and pension costs were DKK 1,281 million, representing an increase of DKK 56 million or 4.6% compared with 2004, reflecting the acquisition of sunrise business communications. The increase was partly offset by a decline in the average number of fulltime employee equivalents in the remaining operations resulting from the continued focus on improved efficiency, for example in call centers. Adjusted for the acquisition, wages, salaries and pension costs decreased by 2.2% or DKK 27 million, and the number of full-time employee equivalents decreased by 112 or 4.7%.

     Depreciation, amortization and impairment losses increased by DKK 123 million or 8.7% compared with 2004 to DKK 1,540 million in 2005, reflecting increased investments in continued mobile network expansion, including UMTS, the IT infrastructure and leasehold improvements in new offices, sunrise Towers.

TDC Cable TV

     TDC Cable TV installs and operates cable TV networks, most with internet access, which provide TV signals for approximately 40% of Danish households.

TDC Cable TV

			2005 vs.
DKK M	2004	2005	2005

Revenue	1,766	2,107	19.3
Operating expenses
Transmission costs, raw materials and supplies	838	912	(8.8)
Other external charges	302	380	(25.8)
Wages, salaries and pension costs	281	348	(23.8)
Depreciation, amortization and write-downs	221	245	(10.9)

Total operating expenses	1,642	1,885	(14.8)

Other income and expenses	6	3	(50.0)
Operating income	130	225	73.1
Operating margin	7.4%	10.7%

Back to Contents

Revenue

     TDC Cable TV’s revenue increased by DKK 341 million or 19.3% compared with 2004 to DKK 2,107 million in 2005. Revenue primarily includes cable TV subscription and connection fees as well as revenue from cable modems. The increase resulted largely from an increase in the cable TV and cable-modem customer bases in 2005, as well as higher average revenue per customer. The rise in the number of cable-modem customers reflects a continuously increasing market for broadband services.

Total operating Expenses

     Total operating expenses increased 14.8% in 2004 to DKK 1,885 million in 2005 from DKK 1,642 million in 2004. The increase resulted from increased activities, as evidenced by revenue increases.

     Transmission costs and cost of goods sold were DKK 912 million in 2005, representing an increase of DKK 74 million or 8.8% compared with 2004, resulting from increased program expenses due to the larger customer base.

     Other external expenses were DKK 380 million in 2005, representing an increase of DKK 78 million or 25.8% compared with 2004, driven mainly by increased business.

     Wages, salaries and pension costs increased by DKK 67 million or 23.8% compared with 2004 to DKK 348 million, due largely to an increase in the average number of full-time employee equivalents by 158 or 19.5% to 971 at year-end 2005. The increase primarily related to customer service and Connect Partner, which was recognized from spring 2004.

     TDC Cable TV’s depreciation, amortization and impairment losses were DKK 245 million in 2005, representing an increase of DKK 24 million or 10.9% compared with 2004, mainly resulting from write-downs of network equipment in 2005.

Other Activities

     Other activities cover TDC Services, TDC A/S and elimination of transactions between the TDC Group’s business lines. TDC Services supplies a number of business services for the TDC Group’s domestic business lines, which gain economies of scale and cost-effective solutions in billing, procurement, logistics, facility management, IT, accounting, risk management and security. TDC A/S is the parent company of our business lines and undertakes Group functions including treasury, legal affairs, human resources, marketing and communications.

     The entities included in other activities recorded certain special items in each of the last two years that do not necessarily reflect the underlying fundamentals of those businesses. The impact of these items on our income from operations was a decrease of DKK 480 million in 2005 and a decrease of DKK 127 million in 2004. The amount for 2005 related to (i) transaction costs regarding sale of TDC DKK (390) million and (ii) the redundancy program of DKK (90) million. The amount related to 2004 related to (i) the domestic redundancy program of DKK (127) million.

Revenue

     Revenue from other activities increased DKK 401 million or 6.9% to DKK (5,449) million in 2005 from DKK (5,850) million in 2004. The increase mainly stems from lower eliminations of intra-group transactions partly offset on total operating expenses.

     Revenue from TDC Services decreased DKK 358 million to DKK 2,678 million in 2005, from DKK 3,036 million in 2004. The decrease in 2005 is primarily stemming from transfer of activities to other business lines, price reductions and a lower level of activity in the other business lines within TDC.

Back to Contents

Total operating Expenses

     Total operating expenses from other activities, including the effects of eliminating internal settlements, were a net income of DKK 5,739 million in 2005, representing a decrease of DKK (569) million or 9.0% from DKK 6,308 million in 2004. The decrease mainly stems from lower eliminations of intra-group transactions partly offset on revenue.

     Operating expenses in TDC Services decreased by DKK 413 million to DKK 2,675 million in 2005 from DKK 3,088 million in 2004. The operating expense decrease in 2005 stemmed primarily from rent and accrual regarding abandoned buildings in 2004 and reduced depreciation and amortization expenses on buildings and it-servers.

Operating Environment and Trends of the Business

Markets and technology

General

     The Danish telecommunications sector is highly competitive. In all markets, TDC’s future success will depend on our ability to continuously attract new customers and especially retain existing customers, thereby maintaining a sufficiently large customer base to achieve profitable operations. TDC’s business customers are increasingly demanding Nordic solutions covering cross-border landline telephony, data communications, IP telephony and mobile communications, where competition especially from other pan-Nordic providers is intensifying. All these companies regard the Nordic countries as their domestic market, which means that TDC’s previously dominant position in Denmark will be of minor importance when considering pan-Nordic solutions. If TDC fails to be competitive in all areas in all countries it will adversely impact revenue and earnings.

Landline telephony

     The biggest challenges and risks facing TDC’s domestic landline operations are the increased competitive pressure on traditional landline telephony (PSTN) and customer migration from this business area. The pressure comes first and foremost from continuously falling prices for mobile telephony and therefore continued migration from traditional landline telephony to mobile telephony. Secondly, the increased competition from providers of VoIP (broadband-based telephony) offering telephony at significantly reduced prices. We therefore expect the future telecoms market to be dominated by those providers who can offer high quality telephony, TV and internet via one access only, known as triple play, at attractive prices. The development of high-technology combination solutions and convergence products makes heavy demands on providers. Future success in the market for communications solutions therefore requires TDC to adapt to and lead technological developments, including the market’s demand for higher xDSL speeds. The increased speeds offered at the same or lower prices are also expected to squeeze earnings. TDC also expects increased competition from the electricity companies that will gain access to a wide customer base when they roll out fiber networks in many parts of Denmark. They are expected to invest considerable sums of money in the years ahead in fiber networks that will make them able to offer high-speed connections and triple-play solutions to their customers. Moreover, the penetration and further development of landline networks, local digital networks, wireless networks, Wireless Local Area Networks (WLAN), WIMAX and CDMA/450MHz constitute alternatives to traditional landline solutions and as such further increase competition. Competition in the Swiss market for landline telephony has intensified. The competition is expected to further intensify because established cable-network operators are offering landline telephony through their existing networks at flat-rate prices. TDC therefore expects the shifting trend in the Danish market toward triple play to also prevail in Switzerland.

Mobile telephony

     Although traditionally TDC Mobil’s prices in Denmark for mobile telephony have been among the lowest in the EU, market pressures continue to intensify. TDC expects such intense competition in the Danish telecommunications market to continue, which may result in future price reductions and loss of market share. TDC’s success depends on our ability to keep pace with continuing changes in technology, including the change from 2G to 3G mobile telephony, and the introduction of VoIP, which will also threaten mobile telephony in the long term. The penetration of WLAN, WIMAX and

Back to Contents

CDMA/450 MHz mentioned earlier may adversely impact the use and penetration of UMTS and associated data services. Growth in mobile data services is expected to be driven by an increase in the quantitative and qualitative capabilities of mobile business applications. TDC’s success with 3G technology depends largely on our ability to develop and introduce attractive 3G products and services at competitive prices, including our ability to benefit from general developments in the content services market. The use and penetration of UMTS technology require the utilization of existing GSM sites as well as the deployment of a number of new base stations to serve these operations. TDC Mobil may experience difficulties in procuring sufficient sites due to their limited availability. Consideration should also be given to the public concern over alleged adverse health effects related to electromagnetic transmissions emitted from mobile base stations. Declining prices for mobile telephony, including price reductions as a result of regulation of prices for terminating calls in the mobile network and roaming charges require continued strict cost control and improved profitability in mobile operations. Competition in the Swiss mobile market has also increased considerably. Attracting new mobile customers may therefore be even more difficult due to the high penetration of mobile telephony. Increased costs necessary to retain existing customers may be expected. As in the Danish market, the success of rolling out 3G technology in the Swiss market is subject to risks. Also as in Denmark, the penetration of WLAN constitutes a potential risk with resulting adverse impact on the use and penetration of UMTS and associated data services. The availability of suitable new sites for UMTS stations is limited in Switzerland. Furthermore, public concern over alleged adverse health effects related to electromagnetic radiation and the strict Swiss rules on radiation are important factors. This could result in increased costs related to the GSM and UMTS networks and thereby lower the chance of a successful switch to 3G mobile telephony. The future success of TDC’s mobile operators Talkline and the easyMobile companies will depend largely on their ability to achieve a sufficiently large gross margin on traffic resales when negotiating with network suppliers. A significant risk also exists of possible future price pressure on the relatively high retail prices, especially in Germany. The future growth of the Baltic mobile operator Bité will depend primarily on Bité’s ability to win market share in Latvia, and on the economic growth in Lithuania and Latvia in particular.

Cable TV

     TDC’s cable-TV operations may expect increased competition from electricity companies, antenna and housing associations as well as satellite-TV providers, which may adversely impact market shares and the prices for TV transmission and internet services. Both competition and the range of programs in the generally accessible terrestrial network are expected to increase when DigiTV realizes its plans to develop a digital terrestrial network. DigiTV is a public project that aims to introduce more digital channels, which will intensify competition for cable TV. Internet-based competitors’ offers of TV programs may also further increase competition.

Other matters

     The telecommunications sector has become increasingly digitalized, automated and online, which means that TDC is exposed to increasing risks of hacking, piracy and general failure of IT systems. Unanticipated IT problems, system failures, computer viruses or hacker attacks could affect the quality of TDC’s services and cause service interruptions. Risks of network failure can never be completely eliminated and the occurrence of such failures may reduce earnings and harm TDC’s reputation. There is uncertainty concerning the future success of online services, e-commerce and other types of selfservice products. If developments in these markets are less advantageous than expected, future earnings might be affected. Moreover, it is uncertain how fast the efficiency synergies resulting from such movement to online services may be realized. A significant share of TDC’s 2005 revenue was generated outside Denmark and the euro area. This revenue originated primarily from Switzerland, Lithuania, Poland, Sweden and Norway, where TDC conducts its business operations and where annual reports are prepared in currencies other than Danish kroner and euro. Any loss in the value of these currencies against the Danish kroner will negatively impact the value of TDC’s investments in the relevant business activities and the amount of income TDC derives from them. This will be reflected in TDC’s financial reporting, which is presented in Danish kroner. TDC’s revenue also depends on general economic conditions, primarily in Denmark, Germany, Switzerland, Lithuania, Poland and the Nordic region. TDC’s customers may delay or cancel investments in telecommunications systems and services if their business outlooks are cautious or negative, which may adversely affect TDC’s revenue and the development of new products and services. A significant deterioration in current economic conditions could have a material adverse effect on TDC’s operating results and financial position. The performance of the international operators in which TDC holds minority interests may depend on the financial or strategic support of other shareholders. Such other shareholders may fail to supply or not be willing to supply the required operational, strategic and

Back to Contents

financial resources relating to e.g. the build-out of infrastructure, the cost of meeting regulatory requirements, or effective marketing, which could adversely affect both the ability of these operations to compete and the return on TDC’s investment.

Regulatory issues

Denmark’s comprehensive regulatory regime governing its telecommunications sector requires TDC to deliver a broad range of services to the wholesale market at regulated prices. With respect to landline telephony and broadband services, TDC is subject to regulation of wholesale pricing, as well as specific requirements for accounting separation and reporting.

European Union

     In March 2002, the EU passed a number of directives designed to promote competition in the European telecommunications market that were subsequently implemented into Danish law in 2003. In accordance with this legislation, NITA performs market analyses on 18 specifically defined submarkets with respect to landline telephony, mobile telephony, leased lines, unbundled access, broadband and TV and radio transmission. In each submarket, NITA may designate a dominant telecommunications operator as having Significant Market Power (“SMP”) in such submarket. If imperfections in a submarket in which an operator has been designated as having SMP are identified, NITA may impose remedies against such operator in order to promote competition. In the wholesale market, such measures may include the acceptance of a reasonable request for interconnection, non-discrimination, reference offers, transparency, accounting separation, specific cost accounting obligations and price control methods. NITA has so far issued decisions on 14 out of 18 submarkets. Final decisions for all the submarkets, except the submarket for television and radio transmission, are expected during the first half of 2006. Until market analyses of the relevant submarkets have been completed and NITA has decided whether to adopt new regulatory measures or revoke former measures, the current regulation will be maintained in each relevant submarket.

Denmark

SMP Designation

     We have been designated as having SMP by NITA in almost all of the submarkets in Denmark, except for Market 15 (the wholesale market for mobile access), Markets 5 and 6 (the retail markets for national and international traffic for business customers) and according to the market analysis also in Market 17 (the market for international roaming). As a result of our SMP designation, we are subject to additional regulatory burdens, which are summarized below. In addition, NITA has been considering whether to create an additional submarket for cable TV networks. If NITA creates a cable TV submarket, it is likely we would be designated as having SMP in the cable TV market and might be required to provide third parties with access to our cable network. There can be no assurance that NITA will not impose additional regulatory burdens on us as a result of our current SMP status or designate us as having SMP in additional markets.

Retail markets.

     As a result of our SMP status, the larger part of our retail offerings of leased lines must comply with a rule of cost orientation. As a result, we are required to calibrate leased line prices annually to ensure that they match the corresponding cost plus a mark-up set by the regulatory authorities.

Wholesale markets.

     In the wholesale markets in which we have SMP status, the majority of our prices are regulated as a result of our SMP designation. Until 2002, interconnection prices were regulated mainly on the basis of historical cost analyses and best-practice benchmarking against corresponding international prices. Since January 1, 2003, NITA has set the prices we charge for switched interconnection traffic, interconnection capacity, shared access and ULL (also known as raw copper) as well as related co-location. NITA calculates these prices once a year in accordance with the LRAIC model and evaluates and updates the LRAIC model once every three years. Only minor price adjustments were implemented in 2004 and 2005.

Back to Contents

     In early 2006, the LRAIC model was adjusted and the prices for ULL, switched interconnection traffic and interconnection capacity were decreased considerably. The decrease may have a negative impact on our revenue and earnings. The prices for TDC’s other interconnection products are based on historical costs according to a formula set by NITA. It is uncertain how this pricing method will affect TDC’s future prices. Furthermore, the telecommunications law was amended with effect from January 1, 2006, resulting in changes in calculation principles for depreciation, amortization and interest payments. Such changes will likely result in price decreases for bitstream access and leased lines. The amended law also gives NITA increased power to stipulate specific terms and conditions for TDC’s interconnection agreements.

     NITA’s decision on the submarket for broadband access requires us to discontinue our geographical differentiation of bitstream access prices unless we also differentiate our retail prices for broadband. Discontinuation of geographical differentiation of prices for bitstream access will strengthen our competitors in remote areas, where production of bitstream access is very costly for us. Alternatively, we may decide to let the current differentiation of wholesale prices affect our end user prices. The decision also requires us to offer wholesale broadband solutions (bitstream access) without compulsory landline subscriptions, which will improve our competitors’ conditions for offering broadband solutions combined with IP telephony. We have appealed the decision for this market and some of the other decisions to the Telecommunications Complaints Board.

     The authorities have announced that they may intervene in the pricing of traditional landline subscriptions for customers who also have broadband subscriptions in order to address the so-called “excess cost recovery problem.” The formulation of such intervention and its impact on TDC’s earnings are uncertain.

     In the market for termination of mobile calls in mobile networks, NITA has decided that TDC, TeliaSonera, Sonofon, Tele2 and Hi3G have SMP with regard to termination in the respective mobile networks. However, price regulation has been introduced only for TDC, Sonofon and TeliaSonera, whose average price (including call set-up fee) must be reduced by approximately 35% over the next two years. This decision will adversely impact our earnings. If the domestic market for international roaming, market 17, also becomes subject to price regulation, such regulation may have a negative impact on TDC Mobil’s revenue and earnings.

     On October 31, 2005, NITA concluded that TDC abuses its dominant position in Denmark by requesting wholesale customers to pre-pay certain quarterly charges for certain wholesale products, and to require these customers to provide guarantees for their contractual obligations. We believe that we have not abused our dominant position, and have appealed NITA’s decision to the Danish Competition Appeal Tribunal, where the matter is currently pending. Based on the ruling by the NITA, Tele2 has filed a claim for payment of damages, which the court has postponed until the summer of 2006, when the Competition Appeal Tribunal is expected to conclude our appeal to the NITA decision. Based on a legal assessment of the possible outcome of Tele2’s claim, as well as the other lawsuits and cases that are currently pending, management is of the opinion that these will have no significant adverse effect on TDC Group’s financial position.

     Decisions have also been made on four retail submarkets for telephony traffic, the retail market for leased lines, the wholesale markets for terminating segments of leased lines, unbundled access and shared use including co-location, as well as for call termination on landline networks. None of the decisions include significant changes in relation to existing regulation with the exception of regulations relating to extended access related to co-location and extended requirements to guarantee the line quality against disturbances.

Anti-terror measures.

     As part of the anti-terrorism action plan passed by the Danish government in November 2005, the government has proposed a bill requiring telecommunications operators to use or install communication interception equipment and to establish databases for mandatory retention of traffic passing through their networks in order to assist law enforcement agencies in tracking terrorist activity. If such measures are adopted, we may have to make additional investments in technical equipment, and we may incur operational costs as a result.

EU Universal Service Obligation (USO) directive.

     Pursuant to the EU USO directive and Danish USO regulation, which are designed to ensure that all end users have access to certain basic telecommunications services regardless of their geographical location at an affordable price,

Back to Contents

NITA has designated us as the Universal Service Provider (“USP”) in Denmark. In the past NITA fixed the prices that we could charge to our Danish customers who use PSTN services (“USO customers”) for PSTN services, but these price caps were lifted at the end of 2005. We face the risk that NITA will decide to reintroduce a price cap on the products and services we offer to our USO customers. In addition, we face uncertainty concerning the renewal of our USP designation after 2007, which may affect our revenue and earnings.

EU Roaming Charge Regulation.

     The EU Commission is currently considering new regulations designed to cut international roaming charges and a proposal has been submitted for consultation. It is unclear what would be the outcome of such regulations if imposed. However, such regulation could have a negative impact on TDC Mobile International’s revenue and earnings.

Switzerland

Regulations

     Prompted by a preliminary decision by the Swiss competition authority regarding abuse of market power by Swisscom, the Swiss incumbent, in 2005, Swisscom reduced its prices for terminating mobile calls, putting heavy pressure on other Swiss mobile operators, including TDC Switzerland, to reduce their tariffs as well. The Swiss competition authority is continuing its review of the level of competition in the mobile call termination market and is currently investigating whether the Swiss mobile operators, including TDC Switzerland, have abused a dominant position. In parallel since January 2006 a number of interconnection filings regarding the Mobile Termination tariffs, against all three major mobile operators, have been submitted to the sector specific regulator ComCom. Consequently, TDC Switzerland faces the significant possibility that the Swiss competition authority or the Swiss regulator ComCom will require Swisscom and/or TDC Switzerland to make further price reductions for terminating mobile calls. Such price reductions, if imposed on TDC Switzerland, may have a material adverse effect on the earning and profit margins of our Swiss operations. In addition, there can be no assurance that the Swiss competition authority will not impose a material fine upon TDC Switzerland if the Swiss competition authority determines that TDC Switzerland has a dominant position in the mobile call termination market and has abused such position.

     Swisscom announced on April 10, 2006 that it had received a draft ruling from the Swiss competition authority recommending that it pay a CHF 489 million fine for misuse of mobile termination rates. Swisscom reported that the competition authority considered that all Swiss mobile carriers had a monopoly on incoming calls within their network, but only Swisscom Mobile misused its dominant position on the market in the period between April 1, 2004 to May 31, 2005 by demanding excessively high termination fees. Swisscom reported that the investigation into the period following the reduction of fees is to be continued and will also cover the other Swiss mobile carriers, including TDC Switzerland. Swisscom has said it will argue against the ruling.

     Our Swiss business benefits from regulations requiring Swisscom to grant other telecommunications operators, including us, interconnection services under cost-based terms and conditions. Swisscom has challenged the interconnection tariffs as set by the Swiss Communication Commission (“ComCom”) in court. In its ruling of April 21, 2006 (sent to the parties on May 19, 2006) the Federal Court (Supreme Court of Switzerland) has largely rejected Swisscom’s complaints and returned the matter to ComCom only in a minor point. As many methodological flaws in the Regulator’s costing model have been approved with this ruling it may prove difficult to deduce future landline interconnection costs from this ruling which covers the years 2000 – 2003.

     Our business plan and earnings forecasts, particularly in relation to expected broadband and triple play sales, anticipate that the Swiss legislature will enact legislation requiring Swiss telecommunications operators to open their local loop networks to other operators. Such regulations would allow TDC Switzerland to lease network capacity on Swisscom’s ULL and gain access to Swisscom’s customers. A revised telecommunications law providing for such opening of ULL networks was passed by the Swiss Parliament on March 24, 2006. A 100-day referendum period expires on July 13, 2006. If there is no referendum and the ordinances implementing the new law are finalized, the new law enters into force probably on January 1, 2007. Although unlikely, it is possible that organizations opposed to the law could force a public vote, which would further delay enactment by at least a year and could potentially result in enactment being prevented. Once the law is enacted, vested interests may attempt to prevent, impede or delay access to the ULL networks through other measures. If

Back to Contents

ULL terms and conditions are not set and enforced in a favourable way, we might have to adjust our business plan and earnings forecast.

     Substantial parts of TDC Switzerland’s backbone consist of leased dark fibres situated in the guard wire of high-voltage power lines. In a pending court case the use of the power line for telecommunication purposes is disputed by an owner of a property over which a power line is situated. Dependent on the outcome of the pending and potential similar future cases,TDC Switzerland might be forced to find alternative facilities (e.g. build pipes and lay dark fibre cables) to secure certain parts of its backbone at substantial costs.

Licenses - Denmark and Switzerland

We are licensed by NITA to provide mobile telecommunications services in Denmark and by the Swiss regulator to provide mobile telecommunications services in Switzerland. For example, we have UMTS licenses to provide 3G services in Denmark and Switzerland, three GSM licenses in Denmark (including licenses for DCS1800, DC56 and GSM) and one GSM license in Switzerland. Our Danish and Swiss UMTS licenses are valid until October 31, 2021 and December 31, 2016, respectively. Our Danish GSM licenses are valid until June 12, 2007, January 1, 2011 and March 1, 2012, respectively, and our Swiss GSM license is valid until May 31, 2008. There can be no assurance that NITA or the Swiss regulator will not withdraw our existing licenses if we can not meet license conditions, including obtaining the regulator’s consent in the event of a change of control. An application for renewal of our Swiss GSM license is due two years before expiry of the license and will be sent out in due time accordingly. After their respective expiration dates, we will also have to reapply for a new Danish UMTS license and new Swiss UMTS licenses. There can be no assurance that any application for renewal of such licenses will be successful. The three Danish GSM licenses will be extended automatically for periods of 10 years unless NITA, at its discretion, issues a decision not to extend such licenses which decision must be made one year before the scheduled expiry date.

Recent developments

TDC reduces its work force in domestic operations according to plan

     On January 20, 2006, TDC decided to implement a redundancy program covering up to 570 employees in the period until year-end 2006. The redundancy program will be initiated through voluntary retirement to limit the extent of involuntary retirement. Total costs related to work-force reductions are estimated at DKK 342m after tax. The amount will be expensed in the first quarter of 2006.

Change of ownership

     On February 1, 2006, NTC settled its tender offer for TDC A/S and thereby became the owner of 88.2% of the shares of TDC A/S entailing that a change of ownership has occurred.

Polkomtel

     On February 2, 2006, due to this change of ownership described above and in accordance with the existing shareholder agreement with Polkomtel as well as the company’s bylaws, TDC has offered to sell its 19.6% ownership share to the other shareholders of Polkomtel at a price of EUR 214.04 per share, reflecting a market value of EUR 4.388bn for 100% of the company’s common shares. The result and the time frame of the selling process depend on the shareholders’ response to TDC’s offer. On March 10, 2006, the Polish shareholders representing approximately 76% of TDC’s shares in Polkomtel and 14.8% of the total share capital of Polkomtel, accepted TDC’ offer. The only remaining shareholder, Vodafone has contested the procedure initiated by TDC and the offer price. TDC and the Polish shareholders believe that the procedure followed is in conformity with the statute. However, Vodafone has in Polish courts obtained an injunction against the transfer of TDC’s shares in Polkomtel. In order to maintain the injunction Vodafone has initiated arbitration

Back to Contents

proceedings. It is a condition for the closing of the sale to the Polish shareholders that such closing is not prevented by the legal actions taken by Vodafone.

Extraordinary General Meeting and Legal Proceedings against the Danish Commerce and Companies Agency

     Following completion of the public tender offer for the shares in TDC and upon the request of NTC, the Board of Directors of TDC convened an Extraordinary General Meeting to be held on February 28, 2006. The Extraordinary General Meeting adopted among other things the proposals from NTC regarding (i) new Board of Directors, (ii) an authorization to the Board of Directors to distribute interim dividend, and (iii) the amendments of the Articles of Association enabling NTC, who owns 88.2% of TDC’s equity, to compulsorily redeem the remaining shareholders. On March 8, 2006, the Danish Commerce and Companies Agency rejected the request to register these amendments, and on April 5, 2006, TDC decided to bring the decision of the Danish Commerce and Companies Agency before the courts. TDC has filed a writ with the Eastern High Court against the Danish Commerce and Companies Agency seeking an acknowledgment of the registration of the squeeze-out provision in the articles of association.

Senior Facilities Agreement

     On March 3, 2006 TDC A/S entered into a senior facilities agreement as borrower and guarantor (the “Senior Facilities Agreement”) originally entered into between, amongst others, NTCH as original borrower and original guarantor and Barclays Capital, Credit Suisse First Boston International, Deutsche Bank AG, London Branch, J.P. Morgan plc and The Royal Bank of Scotland plc as original lenders.

     The Senior Facilities Agreement is a secured multi-currency term facility originally in an amount of up to EUR 9,600,000,000. It is composed of three term loan facilities of originally up to EUR 7,800,000,000 in aggregate, a revolving credit facility of up to EUR 700,000,000 and a term loan facility (the “Cash Bridge Facility”) of up to EUR 1,100,000,000 (together the “Senior Facilities”). The scheduled repayment dates of the Senior Facilities (other than the Cash Bridge Facility which has now been cancelled) range from seven years to nine years as from January 30, 2006.

     Until now, TDC has used the Senior Facilities for refinancing certain existing interest bearing debt and for financing certain dividend payments.

Interim dividends April 2006

     Based on an authorization adopted at the Extraordinary General Meeting on February 28, 2006 TDC’s Board of Directors at its meeting on April 5, 2006, decided to pay out interim dividends of DKK 219.50 per share of a nominal value of DKK 5 each, totaling DKK 43,481m, excluding dividends of treasury shares. The dividend was paid on April 11, 2006.

     To finance this dividend, TDC drew down DKK 35.5bn under the Senior Facility Agreement on April 11, 2006 and reduced cash and disposed of marketable securities.

Updated TDC credit rating by Standard & Poor’s and Moody’s as well as new credit rating by Fitch Ratings

     On April 11, 2006 Standard & Poor’s changed the credit rating of TDC. The credit rating regarding long-term debt for TDC A/S has been adjusted downwards to “BB-” with a stable outlook from “BB” with a negative outlook. The Senior Facilities Agreement, cf. above, were valued at “BB-”. The credit rating regarding TDC’s outstanding unsecured EMTN programme has been adjusted downwards to “B” from “BB”. The credit rating regarding the long term debt is unchanged at “B”.

     On April 12, 2006 Fitch Ratings published their credit rating of TDC. Fitch assigned TDC A/S a rating of “BB-” with stable outlook and a short-term rating of “B”. The Senior Facilities Agreement, cf. above, was assigned “BB+”, and the unsecured long-term rating of the outstanding bonds under TDC’s EMTN programme was assigned a “BB-” rating.

Back to Contents

     On April 13, 2006 Moody’s downgraded TDC’s long-term corporate credit rating to “Ba3” with stable outlook from “Ba1” on review for downgrade. The Senior Facilities Agreement , cf. above, was assigned “Ba2”, while the unsecured long-term rating of the EMTN bonds was lowered to “Ba3” from “Ba1”. TDC’s short term credit rating was withdrawn by Moody’s.

     The credit ratings by Standard & Poor’s, Moody’s and Fitch Ratings are reflecting the new leveraged capital structure of TDC following the completion of the tender offer by NTC to TDC’s shareholders in January 2006.

Delisting from the New York Stock Exchange

     On April 19, 2006, the Securities and Exchange Commission (“SEC”) approved TDC’ application to withdraw TDC’s American Depository Shares (ADSs) and ordinary shares from listing and registration on the New York Stock Exchange. On June 21, TDC instructed the Bank of New York, as Depositary under the Deposit Agreement, to stop offering ADSs as of June 26, 2006. On June 21, 2006 ADSs represented 0.16% of TDC’s share capital. Under the amended Deposit Agreement the Bank of New York will sell all remaining ADSs 30 Days after a 90-Day notice period expires. As a result, TDC expects the ADS programme will be terminated by the end of October 2006. TDC is still registered with the SEC and accordingly has obligations to disclose certain information.

Note issue and disclosure of certain estimates for Q1 2006

     On April 19, 2006, NTCH initiated a private note issue and in that connection published an Offering Memorandum, which among other things included information on TDC and certain estimates for Q1 2006, cf. the Stock Exchange announcements of April 19 and 26, 2006.

     The notes have a maturity period of 10 years and are issued in 3 series that were valued on April 26, 2006 as follows:

•	EUR 800,000,000 8 1/4%

•	USD 600,000,000 8 7/8%

•	EUR 750,000,000 in floating rate notes (EURIBOR + 5.50% interest margin)

Ordinary General Meeting 2006

     TDC A/S’s annual ordinary general meeting 2006 was held on April 26, where among other things, a series of amendments to the articles were adopted and Vagn Ove Sørensen was elected as new member of the board of directors. At a subsequent board meeting the Board of Directors elected Kurt Björklund as Chairman and Vagn Ove Sørensen as Vice Chairman.

All decisions are included in the Stock Exchange announcement as of April 26, 2006.

First quarter 2006 Earnings Release

     On May 4, 2006, we issued our first quarter 2006 Earnings Release, reporting net income for the first quarter of 2006 amounting to DKK 515 million, same as net income for the first quarter of 2005.

TDC Switzerland to reduce workforce by 145 employees

     On May 17, 2006, TDC decided to implement a redundancy program covering 145. In collaboration with employee representatives and labour unions, TDC Switzerland has created a social compensation plan. Total costs related to work-force reductions are estimated at DKK 72m before tax. The amount will be expensed in the second quarter of 2006.

Back to Contents

Interim dividends June 2006

     Based on an authorization adopted at the Annual Ordinary General Meeting on April 26, 2006, TDC’s Board of Directors at its meeting on June 21, 2006, decided to pay out interim dividends of DKK 4.35 per share of a nominal value of DKK 5 each, totaling DKK 862m, excluding dividends of treasury shares. The dividend will be paid on June 29, 2006.

Future management

     On June 22, 2006 the President and Chief Executive Officer (CEO) of TDC, Henning Dyremose, accepted an offer to become Chairman of the Board of TDC. Jens Alder, who left as President and CEO of Swisscom at the end of January, is expected to become new President and CEO of TDC. Senior Executive Vice President (SEVP) and Chief Financial Officer (CFO), Hans Munk Nielsen, will continue on the Executive Committee of TDC.

     Jens Alder is expected to take on his new position as of November 1, 2006 when he will no longer have any contractual obligations vis-a-vis Swisscom. The company expects to conclude a final agreement to that effect in the near future. Henning Dyremose is expected to be elected new Chairman in connection with TDC’s Annual General Meeting in March 2007. Henning Dyremose will continue as President and CEO until Jens Alder takes over. After that Henning Dyremose will, as a non-executive director of TDC, be at the company’s disposal as advisor for Jens Alder until the Annual General Meeting.

     President and CEO Henning Dyremose will receive a retirement bonus in accordance with his current contract, cf. “Employment Agreements for Members of the Executive Committee” in Item 5, and as further described in the company’s stock exchange release dated November 30, 2005. Henning Dyremose will in addition receive a special bonus of between DKK 7.5 and 15 million, depending on the company’s financial performance in 2006.

     In accordance with his current contract, SEVP and CFO Hans Munk Nielsen will receive DKK 11.4 million as a consequence of the change of control in the company. Furthermore, SEVP and CFO Hans Munk Nielsen has been granted a Stay-On bonus of up to DKK 13.3 million payable no later than July 1, 2008. The company has in addition granted SEVP and CFO Hans Munk Nielsen a bonus of up to DKK 4.3 million, depending on the company’s financial performance in 2006.

     NTC plans to implement an incentive program for top managers in TDC which will also include President and CEO Henning Dyremose as well as SEVP and CFO Hans Munk Nielsen.

Liquidity and Capital Resources

Cash Flows

     TDC’s historical liquidity needs have arisen primarily from the need to finance capital expenditures for the maintenance and expansion of its operations, both in terms of new technologies and maintaining the quality of its service, and for working capital. TDC’s principal source of funds has been cash flow from operating activities.

TDC Group

			2005 vs.
DKK M	2004	2005	2005

Cash flow
Operating activities	11,084	8,691	(8.8)
Investing activities	2,889	(1,226)	(25.8)
Financing activities	(12,573)	(4,229)	(23.8)

Total Cash flow	1,400	3,236	(14.8)

Back to Contents

     Cash flow from operating activities was DKK 8,691 million in 2005, representing a decrease of DKK 2,393 million compared with 2004. This decrease related primarily to increased tax payments and an adverse development of working capital in 2005 of DKK (527) million compared with a favorable development in 2004. This was partly offset by improved operating income.

     Cash flow from investing activities was DKK (1,226) million in 2005 compared with DKK 2,889 million in 2004, due primarily to investments in non-current assets, an increased ownership share in HTCC and acquisitions of Dotcom Solutions, sunrise business communications and Telelet, partly offset by the disposal of TDC Directories. Investing activities in 2004 related mainly to dividends received in connection with the divestment of Belgacom, partly offset by the acquisitions of TDC Song, NetDesign and the remaining 80% stake in Telmore.

     Cash flow from financing activities was DKK (4,229) million in 2005 compared with DKK (12,573) million in 2004. The development related mainly to repayment of long-term debt and the repurchase of shares from SBC in 2004, which were held as treasury shares and cancelled in June 2005. TDC’s cash and cash equivalents increased from DKK 6,827 million as of January 1, 2005 to DKK 10,063 million as of December 31, 2005.

Capital Expenditures

     In 2005, capital expenditures, including share acquisitions, decreased by DKK 3,715 million to DKK 6,277 million compared with DKK 9,992 million in 2004. This decrease related mainly to the acquisition of TDC Song and NetDesign in 2004, which totalled DKK 4,564 million, and was partly offset by the impact of the acquisitions of HTCC, Dotcom Solutions and sunrise business communications in 2005 totalling DKK 625 million.

     Capital expenditures, excluding share acquisitions, rose DKK 476 million or 9.2% to DKK 5,624 million in 2005 compared with 2004. The increase stemmed mainly from increased capital expenditure by TDC Mobile International, which increased DKK 233 million due primarily to the expansion of the UMTS network and capital expenditures in relation to Bité. Capital expenditures in TDC Solutions rose DKK 177 million due mainly to capital expenditures in the acquired companies. The capex-to-revenue ratio was 12.1% in 2005 compared with 12.2% in 2004. The following table depicts, by business line, our capital expenditures for the periods indicated:

TDC Group

			2005 vs.
DKK M	2004	2005	2005

Capital expenditures
TDC Solutions	(2,447)	(2,624)	(7.2)
TDC Mobile International	(1,023)	(1,256)	(22.8)
Domestic operations	(747)	(831)	(11.2)
Talkline etc.	(112)	(73)	34.8
Bité	(164)	(352)	(114.6)
TDC Switzerland	(1,196)	(1,352)	(13.0)
TDC Cable TV	(223)	(231)	(3.6)
Other activities[1]	(259)	(161)	37.8
TDC excluding share acquisitions	(5,148)	(5,624)	(9.2)
Share acquisitions in other companies	(4,844)	(653)	86.5
TDC including share acquisitions	(9,992)	(6,277)	37.2

1	Includes TDC A/S, TDC Services and eliminations.

     TDC Solutions’ capital expenditures increased by DKK 177 million to DKK 2,624 million in 2005 resulting mainly from capital expenditures by the acquired companies TDC Song and HTCC. Capital expenditures in domestic

Back to Contents

operations decreased due to, among other factors, lower unit costs for DSL equipment. Adjusted for acquired enterprises, capital expenditures decreased by DKK 175 million, or 7.5%, compared with 2004.

     TDC Mobile International’s capital expenditures increased by DKK 233 million or 22.8% compared with 2004 to DKK 1,256 million in 2005. Capital expenditures relating to domestic operations were DKK 831 million, representing an increase of DKK 84 million or 11.2% compared with 2004. The increase mainly resulted from the expansion of the UMTS network. The remaining growth mainly resulted from the expansion of the GSM network of Bité Lithuania, the license fee in Latvia and the roll out of GSM and UMTS networks of Bité Latvia.

     TDC Switzerland’s capital expenditures were DKK 1,352 million in 2005, representing an increase of DKK 156 million or 13.0% compared with 2004, due primarily to the upgrading of the GSM network with EDGE network technology and higher capitalization of asset retirement obligations (non-cash items).

     TDC Cable TV’s capital expenditures increased by DKK 8 million compared with 2004 to DKK 231 million and mainly reflected higher investments in network expansion, TVoIP and VoD in 2005, partly offset by lower expenses for return path upgrades after a large part of the roll out of the cable network was completed.

Capital Resources

Net interest-bearing debt and financial resources, DKKm	2004	2005

Cash, marketable securities and interest-bearing receivables	10,333	13,857
Short-term debt	(1,337)	(5,442)

Net liquid assets	8,996	8,415
Long-term debt	(29,142)	(24,890)

Net interest-bearing debt	(20,146)	(16,475)

Cash, marketable securities and interest-bearing receivables	10,333	13,857

Undrawn committed short- and long-term credit lines	10,185	7,366

Total cash, marketable securities, interest-bearing receivables and
undrawn credit lines (‘Capital resources’)	20,518	21,223

     Overall, our financial position reflects the cash flows generated by our operating activities and investments in companies and assets, net of dividends paid out.

     At December 31, 2005, cash, marketable securities and interest-bearing receivables aggregated DKK 13,857 million compared with DKK 10,333 million at December 31, 2004, while short-term debt totalled DKK 5,442 million compared with DKK 1,327 million at December 31, 2004. This resulted in a DKK 581 million decrease in net liquid assets from DKK 8,996 million at December 31, 2004 to DKK 8,415 million at December 31, 2005. Long-term debt amounted to DKK 24,890 million compared with DKK 29,142 million at December 31, 2004.

     Net interest-bearing debt totalled DKK 16,475m at December 31, 2005, a decrease of DKK 3,671m over the year due mainly to positive cash flows from operations and disposal of TDC Directories, partly offset by capital expenditures, an increased ownership share in HTCC and the acquisition of Dotcom Solutions and sunrise business communications.

     At December 31, 2005, our capital resources totalled DKK 21,223 million compared with DKK 20,518 million at December 31, 2004, reflecting a DKK 3,524 million increase in cash, marketable securities etc. partly offset by a DKK 2,819 million decrease in committed credit lines.

     As described under “Senior Facilities Agreement” and “Interim dividends” in the “Recent developments” section, TDC A/S’s capital structure and resources has changed following the acquisition of TDC by NTC. On March 3, 2006, TDC entered into a senior facility agreement as borrower and guarantor. The senior facilities include a revolving credit facility of

Back to Contents

up to EUR 700,000,000 which replaced existing undrawn short and long term credit lines. In connection with the payment of an interim dividend on April 11, 2006, TDC disposed of its marketable securities etc.

     It is TDC’s belief that the company’s operating cash flows, together with borrowings under the senior facility agreement, will be sufficient to fund our working capital requirement, anticipated capital expenditures and debt service requirement as they become due for the foreseeable future.

Credit Ratings

     TDC is rated by Standard & Poor’s and Moody’s Investor Services (“Moody’s”). As of April 12, 2006 TDC is also rated by Fitch Ratings (“Fitch”). Until November 2005, TDC had a long-term credit rating of BBB+/Baa1 and a short-term credit rating of A2/P-2 from Standard & Poor’s and Moody’s, respectively.

     On November 30, 2005, Moody’s downgraded TDC’s long-term and short-term credit ratings to Ba1 and NP. On January 25, 2006, Standard & Poor’s also decided to downgrade TDC’s long-term and short-term ratings to BB on “negative watch” and B, respectively. The downgradings reflect NTC’s announcing on November 30, 2005 that it was making an equity tender offer to the shareholders of TDC A/S, and announcing on January 25, 2006 that the offer would be completed. On February 1, 2006, NTC settled and paid for the shares and ADSs, thereby becoming the owner of 88.2% of the common shares.

     On April 11, 2006 Standard & Poor’s changed the credit rating of TDC. The credit rating regarding long-term debt for TDC A/S has been adjusted downwards to “BB-” with a stable outlook from “BB” with a negative outlook. The Senior Facilities Agreement, were valued at “BB-”. The credit rating regarding TDC’s outstanding unsecured EMTN programme has been adjusted downwards to “B” from “BB”. The credit rating regarding the short term debt is unchanged at “B”.

     On April 12, 2006 Fitch published their credit rating of TDC. Fitch assigned TDC A/S a rating of “BB-” with stable outlook and a short-term rating of “B”. The Senior Facilities Agreement, was assigned “BB+”, and the unsecured long-term rating of the outstanding bonds under TDC’s EMTN programme was assigned a “BB-” rating.

     On April 13, 2006 Moody’s downgraded TDC’s long-term corporate credit rating to “Ba3” with stable outlook from “Ba1” on review for downgrade. The Senior Facilities Agreement , was assigned “Ba2”, while the unsecured long-term rating of the EMTN bonds was lowered to “Ba3” from “Ba1”. TDC’s short term credit rating was withdrawn by Moody’s.

     The changed credit ratings in April 2006 by Standard & Poor’s, Moody’s and Fitch reflect the new leveraged capital structure of TDC following the completion of the tender offer by NTC to TDC’s shareholders.

Contingent assets

     The TDC Group is awaiting the outcome of certain cases brought against other telecommunications companies. A potential favorable outcome for TDC of one or more of these cases could result in substantial income.

Contingent liabilities

     The TDC Group is party to certain pending lawsuits and cases pending with public authorities and complaints boards. Based on a legal assessment of the possible outcome of each of these lawsuits and cases, Management is of the opinion that these will have no significant adverse effect on the TDC Group’s financial position.

     In connection with capital sale and leaseback agreements, the Group has provided guarantees covering intermediary leasing companies’ payment of the total lease commitments. The Group has made legally releasing non-

Back to Contents

recurring payments to the intermediary leasing companies of an amount corresponding to the total lease commitments. At December 31, 2005, the guarantees amounted to DKK 3,291million, compared with DKK 3,030 million at December 31, 2004. The guarantees provided by the TDC Group are economically defeased by means of payment instruments issued by creditworthy obligors unrelated to the TDC Group that secure or otherwise provide for payment of the regular lease payments and purchase-option prices due from the intermediary leasing companies. These instruments are lodged as security for payment of the regular lease payments by the intermediary leasing companies.

     In accordance with Section 32 of the Danish Civil Servants Act, the Group has a termination benefit obligation to former Danish civil servants and to employees with civil-servant status hired before April 1, 1970 who are members of the related Danish pension funds.

     The Group has provided the usual guarantees in favor of suppliers and partners. These guarantees amounted to DKK 90 million at December 31, 2005, compared with DKK 135 million at December 31, 2004.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations and Commitments

	Payments Due by Period

Contractual obligations, DKK million		Less
		than 1	1-2	2-5	After 5
	Total	year	years	years	years

Current maturities of long-term debt	5,425	5,425	-	-	-
Long-term debt	24,890	-	258	12,856	11,776
Operating leases	4,606	812	666	1,382	1,746
Purchase obligations regarding fixed assets	81	40	14	27	0
Commitments related to outsourcing contracts	746	249	115	265	117
Other purchase commitments	360	217	32	46	65
Currency swaps, FX swaps and forward contracts	(488)	(478)	(21)	14	(3)
Interest rate swaps	31	(17)	0	48	0

Total contractual cash obligations	35,651	6,248	1,064	14,638	13,701

     The three Danish pension funds related to TDC are operating defined benefit plans. In accordance with existing legislation, bylaws and the pension regulations, TDC is required to make contributions to meet the premium reserve requirements. See note 28 to our consolidated financial statements.

     The following table discloses aggregate information about our commercial commitments. Commercial commitments are items that we could be obliged to pay in the future. They are not included in the consolidated balance sheet.

Back to Contents

	Amount of Commitment Expiration per Period

Other commercial commitments, DKK million		Less
		than 1	1-2	2-5	Over 5
	Total	year	years	years	years

Undrawn lines of credit	7,366	2,523	0	0	4,843

Guarantees, DKK million					Total
					amount

Guarantee obligation in connection with capital sale and leaseback arrangements (see note 30 to our
consolidated financial statements for further information)					3,291
Guarantees in favor of suppliers and partners					90

Total guarantees					3,381

Discussion of Accounting Policies

IFRS Compared With US GAAP

     For information on the significant differences between IFRS and US GAAP see note 33 to our consolidated financial statements.

Critical Accounting Estimates and Judgments

For information on critical accounting estimates and judgments see note 2 to our consolidated financial statements.

Changed Accounting Policies

     As of January 1, 2005, we have changed our accounting policies to comply with the International Financial Reporting Standards as adopted by the EU (IFRS). For further information on the changed accounting policies see note 1 to our consolidated financial statements.

Transition to IFRS

     IFRS 1, “First-time adoption of International Financial Reporting Standards” requires us to determine our accounting policies according to IFRS and apply these retrospectively to determine our consolidated opening balance sheet under IFRS at the date of transition (January 1, 2004). However, IFRS 1 allows a number of optional exemptions as well as requires the application of a number of mandatory exceptions to this general principle. The exemptions and exceptions relevant for us are set out below, including a short description and our decisions where applicable:

Business combinations (IFRS 3)

     We have applied the business combination exemption in IFRS 1. Goodwill amortization was discontinued with effect as from January 1, 2002. As a consequence, in the consolidated opening balance sheet, the new cost of goodwill is equal to the carrying amount under Danish GAAP at January 1, 2002.

Back to Contents

Employee benefits (IAS 19)

     We elected the exemption not to retrospectively recalculate the pension liabilities under IAS 19, “Employee Benefits” and to recognize all cumulative actuarial gains and losses in relation to employee benefit schemes in retained earnings at January 1, 2004.

Cumulative translation differences (IAS 21)

     IFRS 1 allows a first-time adopter not to comply with requirements to recalculate cumulative translation differences that existed at the data of transition to IFRS in accordance with IAS 21, “The Effects of Changes in Foreign Exchanges Rates”. We elected to set the cumulative translation differences for all foreign operations at zero on the date of transition to IFRS. As a result, the gain or loss on a subsequent disposal of any foreign operation excludes translation differences that arose prior to January 1, 2004 and includes translation differences that arose subsequent to this date.

Share-based payments (IFRS 2)

     We elected to apply IFRS 2, “Share-based payment” to all relevant share-based payment transactions granted before January 1, 2004. The fair value of options at grant date is changed to income over the vesting period of the options.

Exemptions not applied

     The exemptions on “Compound financial instruments”, “Assets and liabilities for subsidiaries, associates and joint ventures”, “Designation of previously recognized financial instruments”, Insurance contracts”, “Leases”, Fair value measurement of financial assets and financial liabilities” and “Changes in existing decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment”. Further, we have decided not to apply the exemptions on “Fair value or revaluation as deemed cost”.

Exceptions

     In accordance with the IFRS 1 mandatory exception, we apply IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations” as from January 1, 2005.

New Accounting Pronouncements

International Financial Reporting Standards as adopted by the EU (IFRS)

     For information on new standards, amendments and interpretations see note 3 to our consolidated financial statements.

New Accounting Pronouncements

International Financial Reporting Standards as adopted by the EU (IFRS)

     For information on new standards, amendments and interpretations see note 3 to our consolidated financial statements.

Back to Contents

New US GAAP Accounting Pronouncements

     In May, 2005 the FASB issued Statement 154 (“SFAS 154”), “Accounting Changes and Error Corrections.” SFAS 154 replaces APB Opinion No. 20, “Accounting Changes” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 applies to all voluntary changes in accounting principles and changes the accounting for and reporting of a change in accounting principle, and requires the retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. We are required to adopt SFAS 154 as of January 1, 2006. The adoption of SFAS 154 will only affect us when we implement changes in accounting principles that are addressed by the standard or correct accounting errors in future periods.

     In February 2006, the FASB issued Statement 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). SFAS 155 provides guidance to simplify the accounting for certain hybrid instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative, as well as, clarifies that beneficial interests in securitized financial assets are subject to SFAS 133. In addition, SFAS 155 eliminates a restriction on the passive derivative instruments that a qualifying special-purpose entity may hold under SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued or subject to a new basis occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We believe that the adoption of this statement will not have a material effect on our results of operations, financial position and cash flows.

     In March 2006, the FASB issued Statement 156, “Accounting for Servicing of Financial Assets” (“SFAS 156”), which amends SFAS No. 140. SFAS 156 provides guidance addressing the recognition and measurement of separately recognized servicing assets and liabilities, common with mortgage securitization activities, and provides an approach to simplify efforts to obtain hedge accounting treatment. SFAS 156 is effective for all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006, with early adoption being permitted. We believe that the adoption of this statement will not have a material effect on our results of operations, financial position and cash flows.

Cautionary Statement Regarding Forward-Looking Statements

     Reference is made to the Cautionary Statement Regarding Forward-Looking Statements contained in the Introduction to this Annual Report on page 2.

Back to Contents

Item 6 Directors, Senior Management and Employees

Directors and Senior Management

Management Structure

The Board of Directors consists of ten members, of whom six are elected at a general meeting of shareholders. In addition, Danish law grants the employees of a company the right to elect a number of directors equal to one half the numbers of directors elected by shareholders at a general meeting (currently four directors).

     Following the completion of the tender offer for the shares of TDC Thorleif Krarup, Niels Heering, Kurt Anker Nielsen, Preben Damgaard, Christine Bosse and Per-Arne Sandström resigned as members of the Board on the Extraordinary General Meeting held on February 28, 2006. At the Extraordinary General Meeting Kurt Björklund, Lawrence H. Guffey, Oliver Haarmann, Gustavo Schwed and Ricard Wilson were elected as members of the board of directors of TDC. Subsequently, the board of directors appointed Kurt Kjörklund as Chairman.

At the Annual General Meeting held on April 26, 2006, Kurt Björklund, Vagn Ove Sørensen, Lawrence H. Guffey, Oliver Haarmann, Gustavo Schwed and Ricard Wilson were elected as members of the board of directors. Subsequently, the board of directors appointed Kurt Björklund as Chairman and Vagn Ove Sørensen as Vice Chairman.

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

Name	Age	Title

Kurt Björklund	37	Chairman
Vagn Sørensen	46	Vice-Chairman
Lawrence H. Guffey	38	Director
Oliver Haarmann	38	Director
Gustavo Schwed	44	Director
Richard Wilson	40	Director
Jan Bardino	53	Director — Employee elected
Leif Hartmann	62	Director — Employee elected
Steen Jacobsen	56	Director — Employee elected
Bo Magnussen	58	Director — Employee elected

     The Annual General Meeting of shareholders held on April 26, 2006, elected Ola Nordquist as alternate for Kurt Björklund, Jan Nielsen as alternate for Lawrence H. Guffey, Nicolas Gheysens as alternate for Oliver Haarmann, Torsten Winkler as alternate for Gustavo Schwed, and Andrew Sillitoe as alternate for Richard Wilson.

     On June 22, 2006 the President and Chief Executive Officer of TDC, Henning Dyremose, accepted an offer to become Chairman of the Board of TDC. He is expected to be elected new Chairman in connection with TDC’s Annual General Meeting in March 2007. See “Recent Developments” in Item 5.

Back to Contents

Our Management

     The Executive Committee manages our daily operations and is appointed by the Board of Directors. Set forth below is information regarding the members of the Executive Committee as of June 21, 2006, along with their business experience and date of initial appointment.

The following table presents information about the members of the Executive Committee of TDC:

Name	Age	Title

Henning Dyremose	60	President and Chief Executive Officer; member of the Executive Committee
Hans Munk Nielsen	59	Senior Executive Vice President and Chief Financial Officer; member of the Executive Committee

     On June 22, 2006 TDC announced that Jens Alder, former President and CEO of Swisscom, is expected to become the new President and Chief Executive Officer of TDC, effective November 1, 2006. See “Recent Developments” in Item 5.

Set forth below is certain biographical information concerning the above individuals:

     Henning Dyremose has been Chief Executive Officer of TDC since 1998. Mr. Dyremose also serves as Chairman of the Confederation of Danish Industries and the Danish Trade Council, as Vice Chairman of the boards of Brødrene A. O. Johansen A/S and A.O. Invest A/S and as a member of the board of Carlsberg A/S.

     Hans Munk Nielsen has been Chief Financial Officer of TDC since 1991. Mr. Nielsen also serves as Chairman of the board of CMO-Denmark Fonden and as a member of the boards of Nordea Invest A/S and OMX A.B. (Publ.).

     Kurt Björklund is a Partner with Permira. Prior to joining Permira in 1996, Mr. Björklund worked for the Boston Consulting Group in Stockholm and prior to that for an IT reseller in Finland.

     Vagn Sørensen has been President and Chief Executive Officer of Austrian Airlines in the period 2001 - 2006. Mr. Sørensen is also a director of a number of other companies, and is the chairman of the board of directors of Codan, Brandtex, DeSter B.V and Select Service Partner Plc..

     Lawrence H. Guffey is a Senior Managing Director with Blackstone and is in the firm’s Private Equity group, leading its activities in the media and communications sector. Prior to joining Blackstone in 1991, Mr. Guffey worked in the Acquisitions Group at Trammell Crow Ventures, the principal investment arm of Trammell Crow Company. He is a member of the board of directors of Axtel, Kabel BW, Cine UK, Centennial Communications, iPCS/AirGate, Fibernet, Corp Group, LiveWire Systems and PaeTec.

     Oliver Haarmann is a Member of KKR. Prior to joining KKR in 1999, Mr. Haarmann was a principal of private equity funds affiliated with Dillon Read & Co. and, prior to that, worked in corporate finance at Lazard Frères and Bankers Trust Co. He is a member of the board of A.T.U. Auto-Teile-Unger Holding GmbH.

     Gustavo Schwed is a Managing Director of Providence. Prior to joining Providence in 2004, Mr. Schwed served as managing director of Morgan Stanley, where he was one of the managing directors leading Morgan Stanley’s European private equity activities and was Chairman of the firm’s Global Emerging Markets Fund. Prior to Morgan Stanley, Mr. Schwed was a principal at Bassini, Playfair and Associates, an emerging markets private equity firm, and held several positions in the private equity and venture capital units of Donaldson, Lufkin & Jenrette.

     Richard Wilson is a Partner with Apax. He is responsible for Apax’s technology and telecoms team in Europe. Prior to joining Apax in 1995, Mr. Wilson served as a consultant with Scientific Generics, a business and technology

Back to Contents

management consulting company and also worked for Marconi Space Systems in computer simulation. He is a member of the boards of Digital Bridges Ltd. and Corvil Ltd.

     Jan Bardino is a systems developer at TDC. He was first elected to the Board of Directors by TDC’s employees in 2004.

     Leif Hartmann is a systems technician at TDC. He was first elected to the Board of Directors by TDC’s employees in 1996.

     Steen Jacobsen is a specialist technician at TDC. He was first elected to the Board of Directors by TDC’s employees in 1996.

     Bo Magnussen is a senior clerk at TDC. He is also Chairman of the Association of Managers and Employees in Special Positions of Trust (Lederforeningen) at TDC. He was first elected to the Board of Directors by TDC’s employees in 1996.

The business address of each director and member of the Executive Committee is TDC A/S, Nørregade 21, DK-0900 Copenhagen C, Denmark.

Aggregate Compensation of Directors and Officers

     In 2005, compensation to the Board of Directors and the Executive Committee amounted to DKK 9 million and DKK 22 million, respectively, aggregating DKK 31 million. The compensation to the Board of Directors included special compensation to the Board of Directors of DKK 6 million for a heavy workload with 16 extra board meetings during the period leading up to the Acquisition, and the compensation to the Executive Committee included special compensation for an extraordinary workload in connection with the Acquisition. For further disclosures regarding Board of Directors and the Executive Committee compensation information, including compensation elements on an individual basis, please see note 6 to our Consolidated Financial Statements.

     Performance based bonuses have been paid to the Executive Committee and are included in the above amount. Approximately 300 top managers participate in a bonus program called the Top Managers’ Compensation Program, and approximately 2,200 managers and specialists participate in a bonus program called the Managers’ Compensation Program.

     The bonus programs are based on specific, individual annual targets, including personal, financial and operational targets. These targets depend on the individual employee’s organizational position within TDC and are weighted in accordance with specific rules. All targets must support improved profitability and business development at TDC.

     Bonus payments are calculated as the individual employee’s basic salary times the bonus percentage times the degree of target fulfillment. The bonus percentage achieved when targets are met is called the on-target bonus percentage. For the Top Managers’ Compensation Program, this percentage is fixed in the contract of employment with the individual employee and usually varies within a range of 10-25%. The on-target bonus percentage is somewhat lower for the Managers’ Compensation Program. The bonus could be a maximum of 200% of the on-target bonus.

     The bonus program for the members of the Executive Committee is based on the same principles as those for other managers.

     In 2005, 52,040 options to purchase our shares were granted to members of the Executive Committee at an average exercise price of DKK 292 per share. This brought the total number of outstanding options held by members of the Executive Committee to 340,742 with an average exercise price of DKK 298 per share. One third of the options vested annually and consequently each grant vested fully in three years. Share options could, however, be exercised in the event of change of control of TDC whether they were vested or unvested. The options expired 10 years after the date of grant. In connection with NTC’s equity tender offer for acquiring the Company and conditional on the completion thereof, TDC gave the members of the Executive Committee an offer to exercise existing share options and offered to buy certain existing share options. The members of the Executive Committee accepted both offers for all their share options. Consequently, they

Back to Contents

currently do not hold any share options. Since 2003, members of the Board of Directors have not received share options. For further disclosures regarding the Executive Committee’s share options, please see note 6 to our Consolidated Financial Statements.

Board Practices

     The members of the Board of Directors do not have service contracts providing for termination benefits. The contracts of the members of the Executive Committee provide for notice periods of 12-18 months in the event of termination by TDC; the employment agreement of the Chief Executive Officer cannot be terminated by TDC before March 31, 2008. In the event of a change of control of TDC, and for a period of 24 months thereafter, members of the Executive Committee are entitled to a prolonged termination notice of 36 months with full rights to salary and pensions, as well as compensation for benefits, bonuses and share options. The members of the Executive Committee also have the right to voluntarily terminate their employment in a period between three and six months following the first change of control of TDC after November 30, 2005 (which occurred in connection with the completion of the Tender Offer) and receive the benefits of the prolonged termination period.

     Until the completion of the tender offer by NTC, the committees of the Board of Directors of TDC included an Audit Committee and a Compensation Committee. Following completion of the tender offer by NTC, the Board of Directors itself now functions as the Audit Committee. In 2005, the Audit Committee held five meetings. The primary purposes of the Audit Committee were to assist the Board of Directors in fulfilling its oversight of:

☐	the integrity of TDC’s annual report and financial reporting process and TDC’s systems of internal accounting and financial controls;

☐	the engagement of the independent registered public accounting firm and the evaluation of the independent registered public accounting firm’s qualifications and independence;

☐	the TDC Group’s compliance with legal and regulatory requirements relating to the annual report and financial reporting, including the Group’s disclosure controls and procedures; and

☐	the performance of the internal audit function and oversight of the performance of the independent registered public accounting firm.

The Board of Directors and the Executive Committee now effectively fulfill these functions.

Employees

Overview

     We place a high priority on training our employees. We have established an extensive management training program. Approximately 200 of our managers participate in this program. We believe that the management training program has enhanced the skill base of our managers. As a result, even as the skills we need to operate our business evolve, in 2005 we have been able to recruit 75% of all candidates for managerial positions internally and to retain approximately 90% of the existing managers. In addition, we have an incentivized salary system. Approximately 2,500 managers and specialists participate in our bonus plan. In addition, approximately 550 sales employees get paid on a commission basis.

     We monitor employee satisfaction each year by conducting an employee survey. After receiving the results of the survey, we engage in dialogue with our employees to identify ways to improve the work environment for our staff.

     We have recently begun to reduce our domestic workforce. Customers are switching from traditional landline telephony to mobile and IP-based broadband solutions, which are less labor intensive than traditional landline telephony.

Back to Contents

     In recent years, we have implemented two domestic redundancy programs and initiated a third: the first covering the period from 2003-2004 and the second covering 2005. During these periods, we achieved workforce reductions partly through our redundancy programs and partly from attrition. In 2004, 494 employees were covered by the redundancy programs and 630 employees in 2005. In 2005, we reduced the number of domestic full-time employees from 14,437 to 13,876. However, our domestic workforce reduction has been offset by the addition of employees in our international operations as a result of our international acquisition activity and our recruitment of new employees with sought after skills. At year-end 2005, we had 20,225 full-time employee equivalents compared with 19,497 in 2004. The after-tax cost related to the redundancy programs was DKK 410 million in 2004 and DKK 320 million in 2005. In 2006, we have initiated a redundancy program with respect to up to 570 employees through voluntary resignations in accordance with our agreements with certain unions involving voluntary termination, as described below in “Unions.” The total costs related to workforce reductions in 2006 are estimated at DKK 342 million after tax. In 2006, we have also initiated a reduction in the workforce in Switzerland by 145 employees, corresponding to 5.7 pct. The aim is to strengthen TDC Switzerland’s cost structure to the competitive environment. The total costs associated with the workforce reduction are estimated at approximately CHF 15m pre-tax (corresponding to approximately DKK 72m). The total costs will be expensed in the second quarter of 2006.

The following table shows our full-time employee equivalents by business line inclusive of all affiliates:

	As of December 31
Business line	2004	2005

TDC Solutions	11,432	12,231
Domestic Operations	10,072	9,727
International Operations	1,360	2,504
TDC Mobile International	2,464	2,434
Domestic Operations	1,113	1,088
International Operations	1,352	1,346
TDC Switzerland	2,307	2,454
TDC Cable TV	862	1,030
Other	2,432	2,076
Domestic Operations	2,390	2,031
International Operations	42	45

Total	19,497	20,225
Domestic Operations	14,437	13,876
International Operations	5,060	6,349

Unions

     We estimate that more than 70% of our employees are members of unions. We believe that we have a good relationship with our unions.

     We have in place collective labor agreements with the telecommunications department of the Danish Metal workers Union (Dansk Metal), the Association of Managers and Employees in Special Positions of Trust in TDC (Lederforeningen i TDC)(LTD), the Danish Confederation of Professional Associations (AC-organisationerne) (“AC”), 3F and Radiotelegrafistforeningen. Our agreement with LTD prohibits striking and other industrial actions.

     We have entered into “Borgfredsaftaler,” collective agreements, with the telecommunication departments of Dansk Metal,, LTD and AC (collectively, the “Borgfredsaftale unions”). In these Borgfredsaftaler we have agreed to follow certain procedural guidelines in connection with the implementation of reductions in our workforce including providing redundant employees with training that would make them suitable for reassignment within TDC in certain circumstances. Pursuant to our Borgfredsaftale with Dansk Metal, the parties have agreed to enter into dialogue within 24 hours of an imminent conflict in order to prevent industrial action. The Borgfredsaftaler expire at the end of 2007, however they may be terminated by us or the unions subject to three months notice in the event the assumptions behind the agreements lapse or change.

Back to Contents

     We also have entered into collective agreements with the Borgfredsaftale unions regarding the terms and conditions of voluntary resignations by employees as an incentive to encourage voluntary resignations. These agreements may be terminated by either party subject to two months notice.

Employment Agreements for Members of the Executive Committee

     The contracts of the members of the Executive Committee provide for notice periods of 12-18 months in the event of termination by TDC; the employment agreement of the Chief Executive Officer cannot be terminated by TDC before March 31, 2008. In the event of a change of control of TDC, and for a period of 24 months thereafter, members of the Executive Committee are entitled to a prolonged termination notice of 36 months with full rights to salary and pensions, as well as compensation for benefits, bonuses and share options. The members of the Executive Committee also have the right to voluntarily terminate their employment in a period between three and six months following the first change of control of TDC after November 30, 2005 (which occurred in connection with the completion of the NTC’s Equity Tender Offer for acquiring the Company) and receive the benefits of the prolonged termination period.

Share Purchase and Option Plans

     TDC had a revolving share-option program for employees in TDC’s Danish enterprises until the Purchaser acquired control of TDC. TDC’s revolving share-option program covered about 200 managers employed in Denmark and stationed in TDC’s foreign enterprises. After the earnings release for the year was published, share options were granted to participants in accordance with contracts of employment. The number of options was based on an agreed percentage of the employee’s basic salary and a calculated price per option (number of options = basic salary times option percentage divided by price per option). The option percentage varied for the different employees within a range of 20-35%. In addition, share options were granted on an individual basis in special cases. The price per option to be used only to calculate the number of options to be granted was calculated at the time of granting using the Black-Scholes formula. The exercise price of each option was determined as TDC’s share price on the Copenhagen Stock Exchange on the day of granting.

     In connection with Nordic Telephone Company ApS’ equity tender offer for acquiring the Company, TDC gave participants in TDC’s revolving share-option program an opportunity to exercise their options and offered to buy certain existing share options. The offers were accepted by most option holders, including the members of the Executive Committee. For share-option holders who did not accept the offers, the share options granted before 2005—in total 201,065—continue unchanged.

     Furthermore, following the completion of NTC’s equity tender offer, TDC offered share-option holders employed in foreign subsidiaries the opportunity to exercise their share options or receive cash settlement of their share options. The offers were accepted by most option holders. If employees did not accept either offer, their share options lapsed.

     The share-option program has now been discontinued. At the annual general meeting of TDC held on April 26, 2006, the meeting passed resolutions that authorize the Board of Directors, without any preemption rights for the shareholders of TDC, to issue warrants to managers of TDC or its subsidiaries and the chairman and vice-chairman of TDC entitling the holders to subscribe for TDC shares for a nominal value of up to DKK 49,593,790, and to implement the capital increases relating to the warrants. However, no decision has yet been taken as to the form of any option program at TDC or elsewhere. ATP has reserved the right to challenge authorizations adopted at the annual general meeting of TDC on April 26, 2006, as illegal, in particular authorizations (i) to issue warrants to management and others and (ii) to repurchase shares. TDC and NTC have responded to these claims by ATP.

Back to Contents

Item 7 Major Shareholders and Related Party Transactions

Major Shareholders and Brief History of Share Capital

     At December 31, 2005 our share capital amounted to DKK 991,875,885, consisting of 198,375,177 shares with a nominal value of DKK 5 per share.

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

     In October 1999, Ameritech merged into SBC Communications. As a result, as of December 31, 2003, SBC Communications owned 41.58% of our share capital.

     In June 2004 SBC reduced its shareholding in TDC to 9.5% and in November 2004, SBC sold its remaining 9.5%. As a result, TDC shareholder structure comprised mainly North American and European institutional investors as well as private individuals. In connection with SBC’s selling of TDC shares in June 2004, TDC bought 18,084,363 of its own shares or equivalent to approximately 8.4% of the outstanding shares. Upon the completion of the transaction TDC held approximately 10% of its share capital.

     At the Annual General Meeting held on March 17, 2005 it was resolved to reduce our share capital by cancellation of a part of our own shares equal to the number acquired from SBC, i.e. approximately 8.4% of TDC’s share capital.

Back to Contents

     Following the expiration of a 3 month advertisement period in which no creditors had proven their claims, the share reduction was completed on June 30, 2005.

     At the Annual General Meeting held on March 17, 2005 it was also resolved to amend the Articles of Association by lifting the provision according to which no shareholder should be entitled to own and/or control shares corresponding to more than 9.5% of the authorized share capital of the company, unless the Board of Directors had consented.

     On November 30, 2005, TDC announced a tender offer made by NTC for the shares in TDC A/S, which tender offer was completed on February 1, 2006. Following completion of the tender offer, NTC hold 175,013,648 shares corresponding to 88.2% of the authorized share capital of TDC A/S.

     Shareholders owning more than 5% of our shares at any time since January 1, 2001, and their respective holdings at the end of 2001, 2002, 2003, 2004 and 2005, are set forth in the table below.

			Arbejdsmarkedets
	SBC Communications		Tillægspension		Franklin / Templeton

	Shares	Percent	Shares	Percent	Shares	Percent

December 31, 2001	90,000,000	41.58	16,871,300	7.79	1,554,000	0.72
December 31, 2002	90,000,000	41.58	14,708,000	6.79	8,229,000	3.80
December 31, 2003	90,000,000	41.58	12,885,254	5.95	9,750,154	4.50
December 31, 2004	0	0	11,576,967	5.35	11,166,758	5.16
December 31, 2005	0	0	10,923,113	5,51	10,728,175	5,41

	Capital		TDC		NTC

	Shares	Percent	Shares	Percent	Shares	Percent

December 31, 2001	0	0.00	1,206,059	0.56	0	0
December 31, 2002	0	0.00	1,671,471	0.77	0	0
December 31, 2003	6,719,702	3.10	3,167,764	1.46	0	0
December 31, 2004	17,514,399	8.09	21,582,145	9.97	0	0
December 31, 2005	0	0	3,661,655	1.85	20,000,000	10,1

   The major shareholders listed above do not have voting rights different from other shareholders.

  We are not currently aware of any arrangements that may, at a subsequent date, result in a change of control of TDC Group.

Related Party Transactions

   Danish companies in the TDC Group have entered into certain lease transactions with their related Danish pension funds. For further information about related party transactions, please see note 31 to our consolidated financial statements.

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

	DKK per share		USD per ADS

Year	High	Low	High	Low

2001	440	250	27.13	15.46
2002	305	150.5	18.35	10.19
2003	218.5	144	18.16	10.56
2004	255	188.5	21.64	15.43
2005	378.5	236	30.31	20.56

Year	DKK per share		USD per ADS

2003	High	Low	High	Low

First quarter	193	144	13.80	10.56
Second quarter	196	160	15.49	11.84
Third quarter	216.5	183	16.30	14.07
Fourth quarter	218.5	199	18.16	15.74

2004
First quarter	255	217	21.56	18.31
Second quarter	226.5	188.5	18.66	15.43
Third quarter	223	196	18.42	15.93
Fourth quarter	237	210.25	21.64	17.4

2005
First quarter	258.5	236	23.02	20.56
Second quarter	271	241.5	23.07	20.86
Third quarter	339	261	27.92	20.91
Fourth quarter	378.5	327.5	30.31	26.33

2006
First quarter	397	370	33.1	30.63

	DKK per share		USD per ADS

Month	High	Low	High		Low

November 2005	378.5	349	29.85		27.53
December 2005	377.5	375	30.31		29.41
January 2006	397	370	33.1		29.88
February 2006	394	384	31.84		30.63
March 2006	395	383	31.48		31.30
April 2006	391	183.5	31.69	*	15.53	*

*	The ADSs where delisted on NYSE effective April 19, 2006.

Back to Contents

     Fluctuations in exchange rates between the Danish kroner and the US dollar will affect the US dollar equivalents of the Danish kroner price of our shares on the Copenhagen Stock Exchange and, as a result, will affect the market prices of our ADSs in the United States.

Plan of Distribution

     Not applicable.

Markets

     Our shares are listed for trading on the Copenhagen Stock Exchange (ISIN DK00-1025333-5) and our American Depositary Shares ("ADSs") were previously listed on the New York Stock Exchange ("NYSE").

     At the Extraordinary General Meeting held on 28 February 2006, NTC, inter alia proposed that TDC seek to delist its shares and ADSs from the Copenhagen Stock Exchange and from the NYSE, respectively, and subsequently seek to deregister all securities from the U.S. Exchange Act. This proposal attained an affirmative vote of over 90% of the share capital of TDC represented at the Extraordinary General Meeting and the resolution was declared passed by the Extraordinary General Meeting. ATP, a Danish pension fund holding 5.5% of the shares in TDC, has filed a writ with the Copenhagen City Court (which has been passed on to the Eastern High Court) against both TDC and NTC seeking an acknowledgment of the invalidity of inter alia the authorization to delist from the Copenhagen Stock Exchange and the NYSE granted at the Extraordinary General Meeting. TDC has proceeded with its intention to delist its ADSs from the NYSE, which delisting occurred on April 19, 2006. TDC and NTC have responded to the claims by ATP.

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

     In legal transactions, we are bound by the joint signatures of the Chairman of the board and a director or a manager, by the joint signatures of any two members of the Executive Committee or by the joint signatures of the entire Board of Directors.

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

At the Extraordinary General Meeting held on February 28, 2006, the general meeting authorized the Board of Directors until the next general meeting in 2006 to resolve to distribute interim dividend, provided that TDC’ and the group’s financial position warrants such distribution.

Back to Contents

     At the Annual General Meeting held on April 26, 2006, the general meeting authorized the Board of Directors to revolve to distribute interim dividend, provided that TDC’ and the group’s financial position warrants such distribution.

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

Redemption Provisions

     At the Extraordinary General Meeting held on February 28, 2006, NTC proposed the introduction of a new clause into the articles of association of TDC permitting the compulsory acquisition of the shares of minority shareholders. This proposal attained an affirmative vote of over 90% of the share capital of TDC represented at the Extraordinary General Meeting and such resolution was declared passed by the Extraordinary General Meeting. Subsequently, the Danish Commerce and Companies Agency ruled that it would not register the new articles of association. TDC has filed a writ with the Eastern High Court against the Danish Commerce and Companies Agency seeking an acknowledgment of the registration of the squeeze-out provision in the articles of association.

      Further, ATP, a Danish pension fund holding 5.5% of the shares in TDC, has filed a writ with the Copenhagen City Court (which has been passed on to the Eastern High Court) against both TDC and the NTC seeking an acknowledgment of the invalidity of inter alia the squeeze-out provisions in the articles of association. On April 5, TDC and NTC announced that they would challenge the ruling from the Danish Commerce and Companies Agency in the Danish courts. If ATP succeeds in its litigation, we will be unable to proceed with the compulsory acquisition. TDC and NTC have responded to the claims by ATP.

Convening of Shareholder Meetings and Admission

     General Meetings shall be convened by the Board of Directors and shall be held in Greater Copenhagen. The meetings shall be convened by a letter sent to all shareholders entered in the Company’s Register of Shareholders who have so requested and by a notice inserted in one or more Danish or foreign daily newspapers as directed by the Board of Directors.

     The Annual General Meeting is held every year before the end of April and shall be called by not less than 14 days or more than 28 days notice.

     Extraordinary General Meetings, which may be called by resolution of either the Board of Directors, our Auditors, or by the shareholders at an Annual General Meeting shall be called by not less than 8 days or more than 28 days notice. Furthermore, an Extraordinary General Meeting shall be convened whenever, for the consideration of a specified subject, a shareholder holding at least one-tenth of our share capital requests such a meeting in writing. The Extraordinary General Meeting shall be convened within 14 days of receipt of the pertinent request.

     Every shareholder is entitled to attend a General Meeting provided that he has obtained an admission card from our head office during ordinary office hours at least five days before the date of the General Meeting.

Back to Contents

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

     With effect from April 19, 2006 TDC’s ADSs were delisted from the New York Stock Exchange.

Back to Contents

Taxation

     The following is a summary of certain Danish and United States federal income tax consequences of the ownership and disposition of shares or ADSs as of the date hereof. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to the ownership or disposition of shares or ADSs. YOU ARE STRONGLY ENCOURAGED TO CONSULT YOUR OWN TAX ADVISERS REGARDING THE TAX CONSEQUENCES TO YOU OF ACQUIRING, OWNING OR DISPOSING OF SHARES OR ADSs IN THE COMPANY. This summary applies to you only if you hold shares or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;
•	a financial institution;
•	a real estate investment trust;
•	a regulated investment company;
•	an insurance company;
•	a tax-exempt organization;
•	a person that holds shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
•	a person liable for the alternative minimum tax;
•	a partnership or other pass-through entity for United States federal income tax purposes;
•	a person whose “functional currency” for tax purposes is not the US dollar; or
•	a person that owns or is deemed to own ten percent or more of our voting stock.

     The summary is based on Internal Revenue Code of 1986, as amended (the “Code”), other laws, treaties, judicial decisions and regulatory interpretations in effect on the date hereof, all of which are subject to change, possibly on a retroactive basis. You should consult your own tax advisers regarding the tax consequences of purchasing, owning, or disposing of shares or ADSs in the light of your particular circumstances, including the effect of any state, local, or other national laws. In addition, this summary is based, in part, upon representations made by the depositary to the company and assumes such deposit agreement, and all other related agreements, will be performed in accordance with their terms.

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

Back to Contents

neither the donor nor the donee of shares or ADSs is resident in Denmark. No Danish wealth tax will be payable in respect of shares or ADSs held by a non-resident of Denmark.

US Federal Income Tax Considerations

     The following summary describes certain United States federal income tax consequences of the ownership of our shares and ADSs as of the date hereof. The discussion set forth below is applicable to United States Holders (as defined below) (i) who are residents of the United States for purposes of the Treaty, (ii) whose shares or ADSs are not, for purposes of the Treaty, effectively connected with a permanent establishment in Denmark and (iii) who otherwise qualify for the full benefits of the Treaty. As used herein, the term “United States Holder” means a holder of a share or ADR that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to United States federal income taxation regardless of its source; or
•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

     If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares or ADSs, you should consult your tax advisors.

     This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

     The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Danish taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are released.

ADSs

     If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying shares that are represented by such ADSs. Accordingly, deposits or withdrawals of shares for ADSs will not be subject to United States federal income tax.

Back to Contents

Taxation of Dividends

     The gross amount of distributions on the ADSs or shares (including amounts withheld to reflect Danish withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

      With respect to non-corporate United States investors, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the current income tax treaty between the United States and Denmark meets these requirements, and the Company believes it is eligible for the benefits of that treaty. However, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.

     The amount of any dividend paid in Danish kroner will equal the United States dollar value of the Danish kroner received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of shares, or by the Depositary, in the case of ADSs, regardless of whether the Danish kroner are converted into United States dollars. If the Danish kroner received as a dividend are not converted into United States dollars on the date of receipt, you will have a basis in the Danish kroner equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Danish kroner will be treated as United States source ordinary income or loss.

     The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 15 percent. You may be required to properly demonstrate to the company and the Danish tax authorities your entitlement to the reduced rate of withholding under the Treaty. Subject to certain conditions and limitations, Danish withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or shares will be treated as income from sources outside the United States and will generally constitute passive income. Further, in certain circumstances, if you:

•	have held ADSs or shares for less than a specified minimum period during which you are not protected from risk of loss, or
•	are obligated to make payments related to the dividends,

you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADSs or shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

     To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Danish withholding tax imposed

Back to Contents

on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

     Passive Foreign Investment Company

     We do not believe that we are, for United States federal income tax purposes, a passive foreign investment company (a “PFIC”), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Information reporting and backup withholding

     In general, information reporting will apply to dividends in respect of our ADSs or shares and the proceeds from the sale, exchange or redemption of our ADSs or shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

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

Back to Contents

     Copies of this Annual Report on Form 20-F can be obtained upon request from TDC, Investor Relations, Nørregade 21, DK-0900 Copenhagen C, Denmark. Copies can also be downloaded from the Investor Relations pages on tdc.com. The Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

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

Refinancing
     In order to reduce its refinancing risk, TDC aims to even out the maturity profile of the loan portfolio. To further reduce its refinancing risk, TDC had committed credit lines of DKK 7.4bn at year-end 2005.

Liquidity risk
      TDC is exposed to liquidity risk only to a small degree as TDC places cash resources exclusively in highly marketable securities.

Interest rate
      TDC has raised floating and fixed interest-rate loans with maturities of up to 10 years.

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

     Currency swaps and forward-exchange contracts are used to minimize exposures from financial activities in foreign currencies. However, TDC does not consider positions in euro (EUR) to constitute a major risk because of the fixed-exchange-rate policy of the Danish government in terms of the euro.

     TDC does not hedge investments in foreign enterprises, but has decided to hedge the investment in TDC Switzerland. Currency gains/losses resulting from this activity are reflected in currency translation adjustments under shareholders’ equity.

Back to Contents

Value at risk

     Market risk is the risk of fluctuations in the market value of a financial instrument as a result of changes in market factors. Statistical models based on fluctuations in historical prices can estimate potential losses that could arise from changes in market conditions. The estimates are calculated using a probability-based approach for measuring TDC’s exposure to market risks.

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

     The interest rate VaR for net interest-bearing debt amounted to DKK 873m at year-end 2005 compared with DKK 1,165m at year-end 2004.

     The average interest VaR for 2005 totaled DKK 1,042m and moved within an interval between DKK 871m and DKK 1,167m. In its financial strategy TDC’s has established a maximum of DKK 2,000m for interest VaR. The highest interest VaR observed was 58% of the maximum approved amount.

     Foreign exchange VaR for net interest-bearing debt, the investment in TDC Switzerland as well as trade accounts payable and receivable amounted to DKK 3m at year-end 2005 compared with DKK 4m at year-end 2004.

     The average foreign-exchange VaR for 2004 amounted to DKK 3m and moved within an interval between DKK 1m and DKK 7m. In its financial strategy TDC’s has established maximum of DKK 300m for foreign-exchange. The highest foreign-exchange VaR observed was 2% of the approved maximum.

     In TDC’s opinion, its approved maximum amounts for interest-rate and currency exposures are acceptable compared with its expected future earnings, equity and market capitalization.

Value at risk amounts from adverse changes in interest rates and foreign exchange rates[1]								DKKm

	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05

Interest rate value-at-risk on net interest-bearing debt	1.291	1.218	1.089	1.165	1,109	1,058	980	873
Foreign exchange rate value-at-risk on net interest-bearing debt, the
investment in TDC Switzerland and net trade accounts	5	5	3	4	2	1	2	3
1	End-of-period figures for TDC A/S, TDC Solutions A/S, TDC Mobile International A/S, TDC Mobil A/S, TDC Directories A/S, TDC Services A/S and TDC Cable TV A/S. TDC
Directories is not included in fourth quarter 2005 due to the disposal.

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

New capital structure

     Following the acquisition of TDC by NTC, TDC’s capital structure has changed as described in “Recent developments” in Item 5. On March 3, 2006 TDC entered into a Senior Facility Agreement including term loans and a revolving credit facility of originally approximately EUR 9.6 billion, which replaced our previous credit facilities. The facilities provided under the Senior Credit Facilities have subsequently been reduced to term loans of EUR 6.5 billion and a revolving credit facility of EUR 700m.

Back to Contents

     Further, the new capital structure has affected interest and foreign exchange value at risk. As of May 30, 2006 the interest value at risk amounted to DKK 1,192m. Due to economic interest rate hedging of the senior facilities the interest value at risk has not changed significantly compared to December 31, 2005. As of May 30, 2006 the foreign-exchange value at risk amounted to DKK 166m. The foreign-exchange value at risk has increased significantly compared to December 31, 2005 as the senior facilities are denominated in EUR, but in part due to the limited bank of movement of the Danish kroner against the euro due to the Exchange Rate Mechanism II system applicable to the Danish kroner, is still significantly below the maximum of DKK 300m previously employed in our financial strategy prior to the adoption of the new capital structure.

     The Board of Directors is expected to approve an updated Financial Strategy with defined levels of acceptable exposures during the second half of 2006.

     TDC no longer has a significant exposure to liquidity risk on marketable securities etc. as these have been disposed in connection with the payment of dividends as described in “Interim dividends” under “Recent developments” in Item 5.

Shares
     TDC has no significant shareholdings other than shares held in subsidiaries and associated enterprises.

     TDC held 3,661,655 treasury shares or almost 2% of TDC’s outstanding shares at year-end 2005. TDC’s portfolio of treasury shares was intended to cover the commitments under TDC’s share option program.

TDC’s pension funds

     TDC’s pension funds invest in a variety of marketable securities, including equities. The rate of return on these investments has implications for TDC’s financial results and pension plan funding requirements. TDC is obliged to cover any shortfall in these pension funds’ ability to comply with the premium reserve requirements under the Danish Act on Company Pension Funds.

Back to Contents

Item 12 Description of Securities Other than Equity Securities

     Not applicable.

Item 13 Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

     In respect to the redemption of shares, please cf. “Additional Information”.

Item 15 Controls and Procedures

Evaluation of disclosure controls and procedures

     We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and our chief financial officer have concluded that the disclosure controls and procedures as of December 31, 2005 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

     There have been no changes in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A Audit committee financial expert

     At the Extraordinary General Meeting in TDC A/S held on February 28, 2006, Kurt Anker Nielsen resigned as audit committee financial expert within the meaning of Item 16A.

Following the Extraordinary General Meeting the Board of Directors of TDC did not include directors that satisfied the "independence" standards under the New York Stock Exchange Corporate Governance Standards. TDC was therefore unable to comply with Subsection 303A.06 of the New York Stock Exchange Listed Company Manual, which requires that the Company have an audit committee, each member of which satisfies the independence standards of the New York Stock Exchange. Consequently, the Board of Directors of TDC decided not to form an audit committee. As a result, TDC was in material non-compliance with the New York Stock Exchange Corporate Governance Standards applicable to foreign private issuers. Following delisting from the NYSE on 19 April 2006, the New York Stock Exchange Corporate Governance Standards do not apply to TDC and TDC is, consequently, no longer in material non-compliance therewith.

Back to Contents

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

Item 16C Principal Accountant Fees and Services

Audit fees

     The aggregate audit fees for 2005 amounted to DKK 24 million compared with DKK 15 million in 2004.

     Audit fees consist of fees billed for the annual audit of our consolidated financial statements and the financial statements of the parent company, TDC A/S. They also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the SEC.

Audit-related fees

     The aggregate audit-related fees for 2005 amounted to DKK 38 million compared with DKK 13 million in 2004.

     Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and include consultations concerning financial accounting and reporting standards, internal control reviews and due diligence services.

Tax fees

     The aggregate tax fees for 2005 amounted to DKK 7 million compared with DKK 6 million in 2004.

     Tax fees include fees billed for tax compliance services, including assistance on the preparation of tax returns and claims for refund; tax consultation and -assistance, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from tax authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

All other fees

     For 2005, all other fees to the independent auditor amounted to DKK 0 million compared with DKK 3 million in 2004.

     All other fees included fees for risk management advisory services and actuarial services.

Pre-approval policies

     Under Danish law, a company’s independent auditor must be elected and can only be removed by the shareholders at the Annual General Meeting. The Board of Directors is responsible for the appointment, compensation and oversight of the work of TDC’s independent auditor. The Board of Directors is furthermore responsible for pre-approving all audit and non-audit services to be performed by TDC’s independent auditor. The Board of Directors has adopted guidelines for the pre-approval of these services. Under these guidelines, TDC’s independent auditor may not perform any audit or permitted non-audit service unless the Board of Directors or a designated member of the Board of Directors has pre-approved the engagement. The pre-approval policy requires the Board of Directors to assess the nature and scope of the proposed services including engagement terms and fees for all audit and non-audit services prior to the engagements in order to assure that the provision of such services does not impair the auditor’s independence in light of applicable Danish and

Back to Contents

international law, as well as the principles and other guidance enunciated by the Securities and Exchange Commission and the Public Company Accounting Oversight Board. The Board of Directors will also take into account other factors in this determination, such as the ratio of audit to non-audit services for a given period and whether the level of non-audit services, even if permissible under applicable law, is appropriate in light of the independence of the auditor.

     The guidelines also set forth policies and procedures for the pre-approval of audit and permitted non-audit services. Under these policies and procedures, TDC’s independent auditor may be engaged to perform designated services in each of four categories: audit services, audit-related services, tax services and other services. The policies and procedures provide that the fee for each individual engagement in respect of a particular designated service may not exceed an amount, which varies in accordance with the services. In addition, the policies and procedures limit the total amount of fees that may be charged for services pre-approved in each of the four categories.

     None of the accountant services listed above were approved by the Board of Directors pursuant to any de minimis exception from the pre-approval policy.

Item 16E Purchase of Equity Securities by the Issuer and Affiliated Purchasers

(c) Total
			Number of	(d) Maximum
			Shares	Number of
			Purchased as	Shares that
			Part of	may yet be
		(b) Average	Publicly	purchased
	(a) Total Number	Price Paid	Announced	under the
	of Shares	per Share in	Plans or	Plans or
2005	Purchased	DKK	Programs	Programs (1)

December 1-31 (2)	820,379	377,60	820,379	16,175,662

Total	820,379	377,60	820,379	-

(1)	The Board of Directors may direct TDC to acquire its own shares at a nominal value of up to 10 percent of the share capital in accordance with section 48 of the Danish Companies Act. The Board of Directors was authorized by TDC’s shareholders at its April 9, 2003 Annual General Meeting to acquire up to 10 percent of the share capital of TDC. Such shareholder authorization must be renewed at each subsequent Annual General Meeting, and on March 29, 2004, on March 17, 2005 as well as on April 26, 2006 the Annual General Meeting approved such an authorization until the next Annual General Meeting.
(2)	The treasury shares purchased in December 2005 at an average price per share of DKK 377.60 (USD 59.95) were primarily purchased to hedge our commitments under the share option program for the Executive Committee and other management employees.

Back to Contents

Item 17 Financial Statements

Item 18 Financial Statements

     The Registrant has responded to Item 17 in lieu of responding to this item.

Item 19 Exhibits

The following documents are being filed as exhibits to this annual report:

1.	Articles of Association of TDC A/S (filed in English translation).
8.	Subsidiaries of TDC A/S (set forth in note 32 to our consolidated financial statements).
12..	CEO Certification
12.2	CFO Certification.
13.1	Section 906 Certification.

Back to Contents

Signatures

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TDC A/S (Registrant)

By: /S/ Hans Munk Nielsen

Name: Hans Munk Nielsen

Title: Executive Vice-President and Chief Financial Officer

Dated: June 23, 2006.

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

4.
The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15e and 15d-15e) for the company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(c)
Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.
The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal controls over financial reporting

June 23, 2006
/S/ Henning Dyremose

Henning Dyremose
Chief Executive Officer

Back to Contents

Exhibit 12.2
CFO CERTIFICATION
I, Hans Munk Nielsen, certify that:
1.	I have reviewed this annual report on Form 20-F of TDC A/S;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15e and 15d-15e) for the company and have:
	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
	(b)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and
	(c)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):
	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal controls over financial reporting
June 23, 2006
/S/ Hans Munk Nielsen

Hans Munk Nielsen
Chief Financial Officer

Back to Contents

Exhibit 13.1

Certification

Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

     Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of TDC A/S, a Danish corporation (the "Company") does hereby certify, to such officer’s knowledge, that:

     The Annual Report on Form 20-F for the year ended December 31, 2005 (the “Form 20-F”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 23, 2006

/S/ Hans Munk Nielsen

Hans Munk Nielsen
Chief Financial Officer

Dated June 23, 2006

/S/ Hans Munk Nielsen

Hans Munk Nielsen
Chief Financial Officer

     A signed original of this written statement required by Section 906 has been provided to TDC A/S and will be retained by TDC A/S and furnished to the Securities and Exchange Commission or its staff upon request.

CONSOLIDATED FINANCIAL STATEMENTS OF TDC A/S

The Financial Statements of 50 percent or less owned companies which are accounted for by the equity method have not been included even though the registrant’s proportional share of income from continuing operations before income taxes from its investment in Belgacom SA/NV exceeded 20% of consolidated income from continuing operations before income taxes in fiscal year 2004 due to the gain on the sale of the investment in March 2004 because the registrant would not have been able to obtain separate financial statements as required under rule 3-09 of Regulation S-X for Belgacom SA/NV without undue difficulty and expense and accordingly requested and obtained a waiver from the SEC Staff from separate financial statement requirements under rule 3-09 of Regulation S-X for its investment in Belgacom SA/NV in Form 20-F filings with the Securities and Exchange Commission.

The Consolidated Financial Statements listed below are presented in Danish Kroner (DKK).

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of TDC A/S

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flow and changes in equity present fairly, in all material respects, the financial position of TDC A/S and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

/S/ PricewaterhouseCoopers

PricewaterhouseCoopers

February 21, 2006
Copenhagen, Denmark

Back to Contents

BALANCE SHEETS AS OF DECEMBER 31

			DKKm

	Note	2005	2004

Assets

Non-current assets
Intangible assets	14	33,118	33,495
Property, plant and equipment	15	26,054	26,252
Investments in associates and joint ventures	16	2,126	1,579
Minority passive investments		9	44
Deferred tax assets	11	784	993
Pension assets	28	5,645	5,435
Receivables	17	464	1,190
Derivative financial instruments	27	90	470
Pre-paid expenses	19	325	407

Total non-current assets		68,615	69,865

Current assets
Inventories	20	650	534
Receivables	17	8,617	8,472
Income tax receivable	11	9	19
Derivative financial instruments	27	1,042	474
Pre-paid expenses	19	654	650
Marketable securities		3,687	3,412
Cash		10,063	6,838
Assets held for sale	12	187	0

Total current assets		24,909	20,399

Total assets		93,524	90,264

Back to Contents

BALANCE SHEETS AS OF DECEMBER 31

			DKKm

	Note	2005	2004

Equity and liabilities

Equity
Common shares		992	1,082
Reserves		78	261
Retained earnings		42,450	35,044
Proposed dividends		0	2,436
Equity attributable to Company shareholders		43,520	38,823
Minority interests		275	27

Total equity	21	43,795	38,850

Non-current liabilities
Deferred tax liabilities	11	3,494	4,677
Provisions	24	1,274	1,190
Pension liabilities, etc.	28	332	264
Loans	22	24,890	29,142
Deferred income	23	1,141	1,052

Total non-current liabilities		31,131	36,325

Current liabilities
Loans	22	5,425	1,337
Trade and other payables	25	9,210	9,535
Income tax payable	11	295	675
Derivative financial instruments	27	500	531
Deferred income	23	2,661	2,573
Provisions	24	436	438
Liabilities concerning assets held for sale	12	71	0

Total current liabilities		18,598	15,089

Total liabilities		49,729	51,414

Total equity and liabilities		93,524	90,264

Back to Contents

STATEMENTS OF INCOME

			DKKm

	Note	2005	2004

Revenue	4, 5	46,588	42,339

Transmission costs and cost of goods sold		(17,164)	(15,630)
Other external expenses		(9,536)	(8,091)
Wages, salaries and pension costs	6	(8,073)	(7,417)

Total operating expenses before depreciation, etc		(34,773)	(31,138)
Depreciation, amortization and impairment losses		(6,827)	(6,661)

Total operating expenses		(41,600)	(37,799)

Other income and expenses	7	257	1,180

Operating income		5,245	5,720

Income from associates	16	334	5,632

Fair value adjustments	8	(184)	178
Financial income	9	2,454	2,547
Financial expenses	10	(3,326)	(3,441)

Net financials		(1,056)	(716)

Income before income taxes		4,523	10,636
Income taxes	11	(1,026)	(1,041)

Net income from continuing operations		3,497	9,595
Net income from discontinued operations	12	3,953	315

Net income		7,450	9,910

Attributable to:
Shareholders of the Parent Company		7,474	9,912
Minority interests		(24)	(2)

Total		7,450	9,910

Earnings per share (DKK)	13
Earnings per share, basic		38.3	48.4
Earnings per share, diluted		38.1	48.3
Earnings per share from continuing operations, basic		18.0	46.9
Earnings per share from continuing operations, diluted		17.9	46.8
Earnings per share from discontinued operations, basic		20.3	1.5
Earnings per share from discontinued operations, diluted		20.2	1.5

Back to Contents

STATEMENTS OF CASH FLOW

			DKKm

	Note	2005	2004

Operating income		5,245	5,720
Reversal of depreciation, amortization and impairment losses		6,827	6,661
Reversal of items without cash flow effect	36	(236)	(1,472)
Change in working capital	37	(149)	1,212

Cash flow from operating activities before net financials and tax		11,687	12,121
Interest received		2,325	2,493
Interest paid		(3,268)	(3,723)
Realized currency adjustments		77	108

Cash flow from operating activities before tax		10,821	10,999
Corporate income tax paid		(2,296)	(364)
Cash flow from operating activities in continuing operations		8,525	10,635
Cash flow from operating activities in discontinued operations		166	449

Total cash flow from operating activities		8,691	11,084

Investment in subsidiaries	38	(514)	(4,761)
Investment in property, plant and equipment		(4,460)	(4,426)
Investment in intangible assets		(1,087)	(909)
Investment in marketable securities		(1,022)	(2,442)
Investment in other non-current assets		(10)	(80)
Divestment of subsidiaries	39	48	1,152
Sale of property, plant and equipment		120	117
Divestment of associates		5	867
Sale of marketable securities		596	1,084
Sale of other non-current assets		18	820
Change in loans to associates		189	(32)
Dividends received from associates		156	11,525

Cash flow from investing activities in continuing operations		(5,961)	2,915
Cash flow from investing activities in discontinued operations	40	4,735	(26)

Total cash flow from investing activities		(1,226)	2,889

Proceeds from long-term loans		1	55
Repayments of long-term loans		(871)	(6,707)
Change in short-term bank loans		(693)	151
Change in interest-bearing receivables		80	398
Change in minority interests		16	14
Dividends paid		(2,440)	(2,555)
Acquisition and disposal of treasury shares, net		(194)	(3,531)

Cash flow from financing activities in continuing operations		(4,101)	(12,175)
Cash flow from financing activities in discontinued operations		(128)	(398)

Total cash flow from financing activities		(4,229)	(12,573)

Total cash flow		3,236	1,400
Cash and cash equivalents at January 1	41	6,827	5,438

Cash and cash equivalents at December 31		10,063	6,838

Back to Contents

STATEMENT OF CHANGES IN EQUITY

							DKKm
	Equity attributable to Company shareholders

		Reserve for
		currency
	Common	translation	Retained	Proposed		Minority
	shares	adjustments	earnings	dividends	Total	interests	Total

Equity at January 1, 2004	1,082	0	29,331	2,560	32,973	2	32,975
Adjustment relating to changes in accounting policies	—	0	2,956	0	2,956	0	2,956

Adjusted equity at January 1, 2004 after changes in accounting policies	1,082	0	32,287	2,560	35,929	2	35,931
Changes in accounting policies at January 1, 2004 regarding pensions	—	—	(1,137)	—	(1,137)	0	(1,137)

Adjusted equity at January 1, 2004	1,082	0	31,150	2,560	34,792	2	34,794
Changes in equity in 2004
Currency translation adjustment, foreign enterprises	—	193	(96)	—	97	0	97
Tax related to changes in equity	—	68	(12)	—	56	0	56
Net gain/(loss) recognized directly in equity	—	261	(108)	—	153	0	153
Net income	—	—	7,476	2,436	9,912	(2)	9,910
Total comprehensive income	—	261	7,368	2,436	10,065	(2)	10,063
Distributed dividends	—	—	0	(2,598)	(2,598)	—	(2,598)
Dividends, treasury shares	—	—	5	38	43	—	43
Acquisition of treasury shares	—	—	(3,573)	—	(3,573)	—	(3,573)
Disposal of treasury shares	—	—	42	—	42	—	42
Share-based payment	—	—	52	—	52	—	52
Additions during the year, minority interests	—	—	—	—	—	27	27
Total changes in equity in 2004	—	261	3,894	(124)	4,031	25	4,056

Equity at December 31, 2004	1,082	261	35,044	2,436	38,823	27	38,850

Changes in equity in 2005
Currency translation adjustment, foreign enterprises	—	(176)	0	—	(176)	(8)	(184)
Reversal of currency translation adjustment, foreign enterprises	—	27	0	—	27	0	27
Tax related to changes in equity	—	(34)	0	—	(34)	0	(34)
Net gain/(loss) recognized directly in equity	—	(183)	0	—	(183)	(8)	(191)
Net income	—	—	7,474	0	7,474	(24)	7,450

Total comprehensive income	—	(183)	7,474	0	7,291	(32)	7,259
Distributed dividends	—	—	0	(2,706)	(2,706)	—	(2,706)
Dividends, treasury shares	—	—	(4)	270	266	—	266
Cancellation of treasury shares	(90)	—	90	—	0	—	0
Acquisition of treasury shares	—	—	(310)	—	(310)	—	(310)
Disposal of treasury shares	—	—	116	—	116	—	116
Share-based payment	—	—	40	—	40	—	40
Additions during the year, minority interests	—	—	—	—	—	280	280

Total changes in equity in 2005	(90)	(183)	7,406	(2,436)	4,697	248	4,945

Equity at December 31, 2005	992	78	42,450	0	43,520	275	43,795

Retained earnings include capital in excess of par value of DKK 8,652m, which is no longer to be transferred to a special undistributable reserve due to amendments to the Danish Companies Act.

Back to Contents

NOTES

Overview

1	Significant Accounting Policies

2	Critical accounting estimates and judgments

3	New accounting standards

4	Segment reporting

5	Revenue

6	Wages, salaries and pension costs

7	Other income, expenses and government grants

8	Fair value adjustments

9	Financial income

10	Financial expenses

11	Income taxes

12	Discontinued operations and assets held for sale

13	Earnings per share

14	Intangible assets

15	Property, plant and equipment

16	Investments in associates and joint ventures

17	Receivables

18	Contract work in process

19	Pre-paid expenses

20	Inventories

21	Equity

22	Loans

23	Deferred income

24	Provisions

25	Trade and other payables

26	Research and development costs

27	Financial instruments, etc.

28	Pension assets and pension obligations

29	Other financial commitments and lease receivables

30	Contingent assets and contingent liabilities

31	Related parties

32	Overview of Group companies at December 31, 2005

33	Reconciliation to United States Generally Accepted Accounting Principles (US GAAP)

34	Auditors’ remuneration

35	Net interest-bearing debt

36	Reversal of other items without effect on cash flow

37	Change in working capital

38	Investments in subsidiaries

39	Divestment of subsidiaries

40	Cash flow from investing activity in discontinued operations

41	Cash and cash equivalents

42	Post balance sheet events

Back to Contents

NOTES

Note 1   Significant Accounting Policies

The Consolidated Financial Statements 2005 of TDC have been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union and additional Danish disclosure requirements for annual reports of listed companies. The additional Danish disclosure requirements are provided in the IFRS Executive Order issued by the Danish Commerce and Companies Agency in pursuance of the Danish Financial Statements Act. The Consolidated Financial Statements of TDC have also been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by IASB.

These Consolidated Financial Statements are the first to be prepared in accordance with IFRS. When adopting these standards we have applied IFRS 1 on the presentation of first-time financial statements under IFRS.

The Consolidated Financial Statements have been based on the historical cost convention. When preparing the Consolidated Financial Statements, Management makes assumptions that affect the reported amount of assets and liabilities at the balance sheet date and the reported revenue and expenses during the accounting period. The accounting estimates and judgments considered material to the preparation of the Consolidated Financial Statements appear from note 2 below.

Changes in accounting policies

In accordance with IFRS 1, the opening balance sheets at January 1, 2004 and comparative figures for 2004 have been prepared in accordance with IFRSs/IASs and IFRICs/ SICs effective at December 31, 2005. The opening balance sheets at January 1, 2004 have been prepared as if these standards and interpretations had always been applied, except for the specific transition and implementation provisions described below. Comparative figures and selected financial and operational data for previous years have been restated accordingly.

The accounting policies have been changed in relation to:

•	Goodwill — Goodwill is no longer amortized. Previously, goodwill was amortized over the estimated economic life. Goodwill amortization was discontinued with retroactive effect from January 1, 2002. Since this date, TDC has performed impairment tests annually and if events or changes in circumstances indicate that an asset is impaired

•	Pensions — Pension costs relating to defined benefit plans are now calculated in accordance with IAS 19. Previously, such costs were calculated in accordance with US GAAP FAS Nos. 87-88. The recognition of pensions has been changed with retroactive effect from January 1, 2004. In accordance with IFRS 1, unrecognized actuarial losses are recognized directly in equity. TDC still applies the corridor method for recognizing actuarial gains and losses incurred after January 1, 2004. In addition, in the Opening Balance Sheets at January 1, 2004, unrecognized transition obligation arising in connection with the implementation of FAS 87 and unrecognized prior service cost have been recognized. Previously, these liabilities were recognized in the Statements of Income by amortization over the average expected remaining service lives of the employees concerned

•	Share-based payment — The value of services received from employees as compensation for incentives is recognized in the Statements of Income over the vesting period and is measured at the fair value at the grant date of the share options. Previously, no expenses relating to share-based payment were recognized, except for any differences between the market price of TDC A/S’s shares at the grant date and the exercise price of the share-based incentives recognized over the vesting period as wages, salaries and pension costs

•	Indirect production costs related to development projects — Certain indirect production costs related to development projects, including computer software, are expensed. Previously, such costs were capitalized and amortized over their estimated economic lives

•	Jubilee benefits — Jubilee benefits provided for employees are recognized in the Statements of Income over the vesting period. Previously, such benefits were expensed as paid

•	Sale and leaseback agreements with pension funds — Gains from the sale of property to pension funds related to TDC and subsequent lease expenses resulting from such agreements are not recognized. The

Back to Contents

NOTES

properties are recognized in the Balance Sheets as assets and the amount payable to the pension funds as liabilities. Previously, the resulting gains were recognized in the Statements of Income at the date of the sales agreement, and the lease payments were expensed

•	Currency adjustments regarding translation of foreign enterprises’ financial statements — Currency adjustments regarding translation of foreign enterprises’ statements of income and balance sheets are as previously recognized directly in equity under a separate reserve. In accordance with IFRS 1, currency translation adjustments occurring before January 1, 2004 are not recognized in this reserve

Besides changes in accounting policies, the following reclassifications and changes of reporting format have been made:

•	Statements of Income — ‘Work performed for own purposes and capitalized’ is no longer included as revenue. The related cost items are reduced correspondingly. Previously, Work performed for own purposes and capitalized was included as income at an amount corresponding to the costs incurred. These costs were included under the respective items in the Statements of Income. A new item ‘Other income and expenses’ includes income, which was previously included under ‘Other operating income’, as well as losses from e.g. the sale of non-current assets, which were previously included under ‘Other external expenses’. And ‘Income from associates’ is now shown net after corporate income taxes. Previously, income taxes in associates were included under ‘Income taxes’

•	Balance Sheets — The classification of assets and liabilities as non-current or current assets, as well as non- current or current liabilities, respectively, has been changed in some respects. Deferred tax liabilities, pensions and similar liabilities as well as provisions are no longer presented as a separate main category in the Balance Sheets, but are included under current or non-current liabilities

•	Statements of Cash Flow — ‘Cash and cash equivalents’ now comprises only cash and marketable securities with an insignificant risk of changes in value. An insignificant risk is assumed to exist when the remaining life does not exceed three months at the time of purchase. Therefore, purchase and sale of securities with a remaining life exceeding 3 months at the time of purchase are reclassified to cash flow from investing activities.
Previously, cash and cash equivalents included all securities

Except for the changes mentioned above, accounting policies are unchanged from last year.

Impact on Consolidated Financial Statements 2004

				DKKm

			Effect of
	Previous		change in
	accounting		accounting
	policies	Reclassifications	policies	IFRS

Net income	8,742	(2)	1,170	9,910
Goodwill			1,507
Pensions			130
Indirect production costs			(5)
Share-based payment			(62)
Jubilee benefits			5
Sale and leaseback agreements			8
Divestment of enterprises [1]			(413)

[1]	Indirect effect of the other changes.

Back to Contents

NOTES

Impact on Consolidated Financial Statements 2004

				DKKm

			Effect of
	Previous		change in
	accounting		accounting
	policies	Reclassifications	policies	IFRS

Total assets at December 31, 2004	87,546	0	2,718	90,264
Goodwill			4,088
Pensions			(1,296)
Indirect production costs			(109)
Sale and leaseback agreements			35

Total equity at December 31, 2004	35,963	27	2,860	38,850
Goodwill			4,082
Pensions			(1,009)
Indirect production costs			(78)
Share-based payment			31
Jubilee benefits			(73)
Sale and leaseback agreements			(93)

Total liabilities at December 31, 2004	51,583	(27)	(142)	51,414
Goodwill			6
Pensions			(287)
Indirect production costs			(31)
Share-based payment			(31)
Jubilee benefits			73
Sale and leaseback agreements			128

Cash flows
Cash flow from operating activities	11,134	0	(50)	11,084
Cash flow from investing activities	4,243	(1,415)	61	2,889
Cash flow from financing activities	(12,562)	0	(11)	(12,573)

Increase/(decrease) in cash and cash equivalents	2,815	(1,415)	0	1,400

Consolidation policies

The Consolidated Financial Statements include the Financial Statements of the Parent Company and subsidiaries in which TDC A/S has a direct or indirect controlling influence. Associates in which the Group has a significant influence are recognized using the equity method.

The Consolidated Financial Statements have been prepared on the basis of the Financial Statements of TDC A/S and its consolidated enterprises, which have been restated to Group accounting policies combining items of a uniform nature.

On consolidation, intra-group income and expenses, shareholdings, dividends, internal balances and realized and unrealized profits and losses on transactions between the consolidated enterprises have been eliminated.

On acquisition of subsidiaries and associates, the purchase method is applied, and acquired assets, liabilities and contingent liabilities are measured on initial recognition at fair values on the date of acquisition. Identifiable intangible assets are recognized if they can be separated and the fair value can be reliably measured. Deferred tax of the revaluation made is recognized.

Back to Contents

NOTES

Any remaining positive differences between cost and fair value of the assets, liabilities and contingent liabilities acquired on acquisition of subsidiaries are recognized in the Balance Sheets under Intangible assets as goodwill. Positive differences on acquisition of associates are recognized in the Balance Sheets under Investments in associates. Goodwill is not amortized, but tested annually for impairment.

Acquired enterprises are recognized in the Consolidated Financial Statements from the time of acquisition, whereas divested enterprises are recognized up to the time of disposal. However, enterprises that meet the criteria for discontinued operations are presented separately.

Gains and losses related to disposal of subsidiaries and associates are recognized as the difference between the proceeds and the carrying value of net assets with the addition of goodwill and accumulated currency translation adjustments recognized in equity at the time of disposal with the addition of disposal expenses.

Foreign currency translation

A functional currency is determined for each of the Group’s enterprises. The functional currency is the currency applied in the primary economic environment of each enterprise’s operations. Transactions in currencies other than the functional currency are transactions in foreign currencies. The Consolidated Financial Statements are presented in Danish kroner (DKK), which is the Parent Company’s functional and presentation currency.

Transactions in foreign currencies are translated at the transaction-date rates of exchange. Foreign exchange gains and losses arising from differences between the transaction-date rates and the rates at the date of settlement are recognized as net financials in the Statements of Income.

Cash, marketable securities, loans and other amounts receivable or payable in foreign currencies are translated into Danish kroner at the official rates of exchange quoted at the balance sheet date. Currency translation adjustments are recognized as net financials in the Statements of Income.

The balance sheets and group goodwill of consolidated foreign enterprises are translated into Danish kroner at the official rates of exchange quoted at the balance sheet date, whereas the statements of income of the enterprises are translated into Danish kroner at monthly average rates of exchange. Currency translation adjustments arising from the translation of equity at the beginning of the year into Danish kroner at the official rates of exchange quoted at the balance sheet date are recognized directly in equity under a separate reserve for currency translation adjustments. This also applies to adjustments arising from the translation of the statements of income from the monthly average rates of exchange to the rates of exchange quoted at the balance sheet date.

Currency translation adjustments of receivables from foreign subsidiaries and associates that are considered to be part of the overall investment in the enterprise are recognized directly in equity.

Derivative financial instruments

On initial recognition, derivative financial instruments are recognized in the Balance Sheets on inception at fair values and subsequently remeasured also at fair values. Quoted market prices are used for derivative financial instruments traded in an active market. A number of different, recognized measurement methods, depending on type of instrument, are applied for derivative financial instruments not traded in an active market. Measurement of financial assets is based on bid prices, and offer prices are applied for financial liabilities.

Changes in the fair values of derivative financial instruments that qualify as hedges of future cash flows are recognized directly in equity net of tax. Gains and losses from hedges of future cash flows are transferred from equity and are as a general rule recognized in the same item as the hedged transaction when the cash flow is realized (for example when the hedged sale has been effected). If the hedged transaction results in recognition of a non-monetary item (such as inventories) or a liability, gains or losses from equity are, however, included in the cost of the asset or liability.

Fair value changes of derivative financial instruments that do not qualify for hedge accounting are recognized immediately in the Statements of Income.

Back to Contents

NOTES

Changes in the fair values of derivative financial instruments that qualify as net investment hedges in foreign subsidiaries or associates, and that effectively hedge exchange rate changes in these enterprises, are recognized directly in equity net of tax.

Revenue recognition

Revenue comprises goods and services provided during the year after deduction of VAT and rebates relating directly to sales.

The significant sources of revenue are recognized in the Statements of Income as follows:

•	Revenue from telephony is recorded at the time the call is made

•	Sales related to pre-paid products are deferred, and revenue is recognized at the time of use

•	Revenue from leased lines is recognized over the rental period

•	Revenue from subscription fees is recognized over the subscription period

•	Revenue from non-refundable up-front connection fees is deferred and amortized over the expected term of the related customer relationship

•	Revenue from printed directories is recognized when the directory is distributed. Revenue from online directory services is recognized over the period during which the services are provided

•	Revenue from the sale of equipment is recognized on delivery. Revenue from the maintenance of equipment is recognized over the contract period

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

The percentage of completion method is used to recognize revenue from contract work in process based on an assessment of the stage of completion.

Share options

The value of services received from employees as compensation for incentives is measured at the grant date at the fair value of the share options granted and is recognized over the vesting period in the Statements of Income under wages, salaries and pension costs. The set-off item is recognized directly in equity.

For initial recognition of share options, the number of options that employees are expected to be entitled to is based on an estimate. Changes in the estimated number of legally acquired options are subsequently adjusted so that the total recognition is based on the actual number of legally acquired options.

Calculations of fair values of share options granted have been based on the Black-Scholes option-pricing model, taking into account the terms and conditions attached to the granted share options.

Employee shares

When employees are given the opportunity of purchasing shares at a price below market price, the discount is recognized as a cost under wages, salaries and pension costs at the time of acquisition. The set-off item is recognized directly in equity. The discount is measured at the time of acquisition as the difference between fair value and purchase price.

Back to Contents

NOTES

Research

Research costs are expensed as incurred. Contributions received from third parties in connection with research projects are recognized as income concurrently with the incurrence of related expenses.

Intangible assets

Goodwill is recognized at cost less accumulated write-downs. As of January 1, 2002, goodwill is no longer amortized. The carrying value of goodwill is tested for impairment annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable, and is subsequently written down to the recoverable amount in the Statements of Income if exceeded by the carrying value.

Licenses, customer-related assets, proprietary rights, patents, etc. are measured at cost less accumulated amortization and impairment losses and are amortized on a straight-line basis over their estimated economic lives.

Development projects, including costs of computer software purchased or developed for internal use, are recognized as intangible assets if the cost can be calculated reliably and if they are expected to generate future economic benefits. Costs of development projects include wages, external charges, depreciation and amortization that are directly attributable to the development activities as well as interest expenses in the production period. Development projects that do not meet the criteria for recognition in the Balance Sheets are expensed as incurred in the Statements of Income.

The main amortization periods are as follows:

UMTS licenses	12-16 years
Other licenses	3-10 years
Customer-related assets	3-5 years
Other rights, etc.	2-26 years
Development projects	3-5 years

Development projects in process and intangible assets of indefinite useful lives are tested for impairment at least annually and written down to recoverable amount in the Statements of Income.

Intangible assets are recorded at the lower of recoverable amount or carrying value.

Property, plant and equipment

Property, plant and equipment, including improvements, are measured at cost less accumulated depreciation and write-down for impairment.

Cost comprises purchase price and costs directly attributable to the acquisition until the date on which the asset is ready for use. The cost of self-constructed assets includes direct and indirect payroll costs, materials, parts purchased and services rendered by sub-suppliers or contractors, indirect production costs as well as interest expenses in the construction period. Cost also includes estimated asset retirement costs if the related obligation meets the conditions for recognition as a provision.

Indirect production costs comprise wages, salarie and pension costs together with other external expenses calculated in terms of time consumed on self-constructed assets in the relevant departments.

The depreciation base is measured while observing the asset’s residual value less any write-downs. The residual value is reviewed regularly. If the residual value exceeds the asset’s carrying value, depreciation is discontinued. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. The main depreciation periods are as follows:

Buildings	20 years
Telecommunications installations	5-20 years
Other installations	3-8 years

Back to Contents

NOTES

Non-current assets that have been disposed of or scrapped are eliminated from accumulated cost and accumulated depreciation. Gains and losses arising from sale of property, plant and equipment are measured as the difference between the sales price less selling expenses and the carrying value at the time of sale. The resulting gain or loss is recognized in the Statements of Income under Other income and expenses.

Software that is an integral part of for example telephone exchange installations is presented together with the related assets. Useful lives are estimated individually.

Installation materials are measured at the lower of weighted average cost and recoverable amount.

Leased property, plant and equipment that qualify as capital leases are recognized as assets acquired. The cost of capital leases are measured at the lower of the assets’ fair value and the present value of future minimum lease payments. Lease payments on operating leases are accrued and expensed over the term of the lease.

Property, plant and equipment are recognized at the lower of recoverable amount and carrying value.

Investments in associates

Investments in associates are recognized under the equity method.

A proportional share of the enterprises’ income after income taxes is recognized in the Statements of Income. Proportional shares of intra-group profits and losses are eliminated.

Investments in associates are recognized in the Balance Sheets at the proportional share of the associate’s equity value calculated in accordance with Group accounting policies with addition of goodwill.

Associates with negative equity value are measured at DKK 0, and any receivables from these enterprises are written down by the share of the negative equity value. If a legal or constructive obligation exists to cover the associate’s negative balance, a provision for that obligation is recognized.

Minority passive investments

Interest-bearing securities are classified as loans and receivables and are recognized at amortized cost. Annual amortization is recognized as interest income.

Other investments whose fair value cannot be reliably determined are classified as available for sale and recognized at cost. When a reliable fair value is determinable, such investments are measured accordingly, and fair value adjustments are recognized in the Statements of Income.

Inventories

Inventories are measured at the lower of weighted average cost and net realizable value. The cost of merchandise covers purchase price and delivery costs.

Receivables

Receivables are measured at amortized cost. Write-downs for anticipated uncollectibles are based on individual assessments of major receivables and historically experienced write-down for anticipated losses on other receivables.

Contract work in process

Contract work in process is measured at the selling price of the work performed and recognized under receivables. The selling price is measured at cost of own labor, materials, etc., the share of indirect production costs and the addition of a share of the profit based on the stage of completion. The stage of completion is measured by comparing costs incurred to date with the estimated total costs for each contract.

Write-downs are made for anticipated losses on work in process based on assessments of estimated losses on the individual contracts through to completion.

Back to Contents

NOTES

Payments on account are offset against the value of the individual contract to the extent that such billing does not exceed the amount capitalized. Received payments on account exceeding the amount capitalized are recognized under prepayments from customers.

Marketable securities

Marketable securities recognized under current assets are measured at fair value at the balance sheet date. All fair value adjustments (except principal repayments) are recognized in the Statements of Income.

Treasury shares

The cost of treasury shares is deducted from equity under retained earnings on the date of acquisition. Payments received in connection with the disposal of treasury shares are similarly recognized directly in equity.

Dividends

Dividends expected to be distributed for the year are recognized under a separate item in equity. Dividends are recognized as a liability at the time of adoption by the annual general meeting.

Currency translation reserve

Currency translation reserve comprises exchange rate differences arising from translation into Danish kroner of the functional currency of foreign enterprises’ financial statements. Translation adjustments are recognized in the Statements of Income when the net investment is realized.

On the preparation of the opening balance sheets at January 1, 2004, currency translation adjustments occurring before January 1, 2004 have not been recognized in the currency translation reserve in accordance with IFRS 1.

Pensions

The Group’s pension plans include defined benefit plans and defined contribution plans.

The Group has an obligation to pay a specific benefit to defined benefit plans at the time of retirement. A pension asset or pension obligation corresponding to the present value of the obligations less the defined pension plans’ assets and adjustment for unrecognized actuarial gains and losses is recognized for these benefit plans.

The obligations are determined annually by independent actuaries using the “Projected Unit Credit Method” assuming that each year of service gives rise to an additional unit of benefit entitlement, and each unit is measured separately to build up the final obligations.

Estimation of future obligations is based on the Group’s projected future developments in mortality, early retirement, future wages, salaries and benefit levels, interest rate, etc. The defined pension plans’ assets are estimated at fair value at the balance sheet date.

Differences between the projected and realized developments in pension assets and pension obligations are referred to as actuarial gains and losses. In connection with the adoption of IFRS, accumulated actuarial gains and losses are fully recognized in the opening balance sheets at January 1, 2004. If the value of subsequent accumulated actuarial gains and losses at the beginning of a fiscal year exceeds 10% of the higher of the pension obligations’ value and the fair value of the pension plans’ assets, the excess amount is recognized in the Statements of Income in accordance with the corridor method over the projected average remaining service lives of the employees concerned. Actuarial gains and losses not exceeding the above-mentioned limits are not recognized, but disclosed in the notes.

Estimated net assets are recognized if they offset unrecognized actuarial losses, future repayments from the pension plan, or if future payments to the plan are reduced.

In case of changes in benefits relating to employees’ previous service period, a change in the estimated present value of the pension obligations will occur, which will be recognized immediately if the employees have acquired a final

Back to Contents

NOTES

right to these changed benefits. If not, the change is recognized over the period in which the employees become entitled to the changed benefit.

For the pension plan for former civil servants, the onetime payment in 1994 to the Danish government is recognized in the Statements of Income over the expected remaining service lives of the employees concerned.

For the defined contribution plans, the Group will pay in a fixed periodic contribution to separate legal entities and will have no further obligations after the payment has been made. Recognition in the Statements of Income is made in the vesting period.

Current and deferred corporate income taxes

Tax for the year comprises current tax, changes in deferred tax and adjustments from prior years.

Current tax liabilities and current tax receivables are recognized in the Balance Sheets as tax payable or tax receivable.

Deferred tax is measured under the balance-sheet liability method on the basis of all temporary differences between the carrying values and the tax bases of assets and liabilities at the balance sheet date except for temporary differences arising from goodwill where amortization for tax purposes is disallowed. Tax computed on expected dividends from associates is also recognized as deferred tax.

Deferred tax assets including the tax value of tax loss carry-forwards are recognized at the value at which they are expected to be realized. Realization is expected to be effected either by elimination in tax on future earnings or by set-off against deferred tax liabilities within the same legal tax entity.

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

Provisions

Provisions are recognized when — as a consequence of an event occurring before or on the balance sheet date — the Group has a legal or constructive obligation, where it is probable that economic benefits must be sacrificed to settle the obligation, and the amount of the obligation can be estimated reliably.

Provisions for restructuring etc. are recognized when a final decision thereon has been made before or on the balance sheet date and has been announced to the parties involved, provided that the amount can be measured reliably. Provisions for restructuring are based on a defined plan, which means that the restructuring is commenced immediately after the decision has been made.

When the Group is under an obligation to demolish an asset or re-establish the site where the asset was used, a liability corresponding to the present value of estimated future costs is recognized in the Statements of Income.

Financial liabilities

Interest-bearing loans are recognized initially at the proceeds received net of transaction expenses incurred. In subsequent periods, loans are measured at amortized cost so that the difference between the proceeds and the nominal value is recognized in the Statements of Income over the term of the loan.

Other financial liabilities are measured at amortized cost.

Deferred income

Deferred income recognized as liabilities comprises payments received covering income in subsequent years.

Back to Contents

NOTES

Disclosure of discontinued operations

Discontinued operations constitute entities comprising separate major lines of business or geographical areas, whose activities and cash flows for operating and accounting purposes can be clearly distinguished from the rest of the entity, and where the entity has been disposed of or classified as held for sale, and it seems highly probable that the disposal is expected to be effected within twelve months in accordance with a single coordinated plan.

Income/loss after tax of discontinued operations is presented in a separate line in the Statements of Income with restated comparative figures. Revenue, costs and taxes relating to the discontinued operation are disclosed in the notes. Assets and accompanying liabilities are presented in separate lines in the Balance Sheets without restated comparative figures, and the principal items are specified in a note.

Cash flows from operating, investing and financing activities of discontinued operations are presented in separate lines in the Statements of Cash Flow with restated comparative figures.

Statements of Cash Flow

Cash flow from operating activities is presented under the indirect method and is based on operating income adjusted for non-cash operating items, changes in working capital, interest received and paid as well as income taxes paid.

Cash flow from investing activities comprises acquisition and divestment of enterprises, purchase and sale of intangible assets, property, plant and equipment as well as other non-current assets, and purchase and sale of securities that are not recognized as cash and cash equivalents. Cash flows from acquired enterprises are recognized from the time of acquisition, while cash flows from enterprises disposed of are recognized up to the time of disposal.

Cash flow from financing activities comprises changes in interest-bearing debt, purchase of treasury shares and dividends to shareholders.

Cash and cash equivalents cover cash and marketable securities with a remaining life not exceeding 3 months at the time of acquisition, and with an insignificant risk of changes in value.

Segment reporting

Segment information is disclosed in respect of business activities and geographical markets. The segmentation is based on the segments’ risk profile and the Group’s internal financial reporting system.

Segment assets comprise assets directly attributable to the segments, including intangible assets and property, plant and equipment, inventories, as well as trade and other receivables.

Segment liabilities cover liabilities that result from the segments’ operating activities, including pension liabilities, provisions, prepayments from customers, trade and other payables and deferred income.

United States Generally Accepted Accounting Principles (US GAAP)

As a consequence of the registration of American Depository Shares (ADSs) with the United States Securities and Exchange Commission, the Group has prepared a summary of the effect on net income and equity as if the Consolidated Financial Statements had been prepared in accordance with generally accepted accounting principles in the United States.

Back to Contents

NOTES

Note 2   Critical accounting estimates and judgments

The preparation of TDC’s Annual Report requires Management to make assumptions that affect the reported amount of assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the fiscal period. Estimates and judgments used in the determination of reported results are continuously evaluated.

Estimates and judgments are based on historical experience and on various other factors that are believed to be reasonable in the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Full details of our Significant Accounting Policies are set out in note 1. The following estimates and judgments are considered important when portraying our financial condition:

•	Useful lives for non-current assets are assigned based on periodic studies of actual useful lives and the intended use for those assets. Such studies are completed or updated when new events occur that have the potential to impact the determination of the useful life of the asset, such as when events or circumstances have occurred that indicate the carrying value of the asset may not be recoverable and should therefore be tested for impairment. Any change in the estimated useful lives of these assets is recognized in the financial statements as soon as any such change is determined. The estimated useful lives of certain types of buildings, telecommunications installations, other installations and software were changed in 2005. These changes have reduced depreciation and amortization by DKK 71m

•	Intangible assets, including goodwill and other rights, comprise a significant portion of our total assets. Impairment tests on these intangible assets are performed at least annually and, if necessary, when events or changes in circumstances indicate that their carrying value may not be recoverable. The measurement of intangibles is a complex process that requires significant Management judgment in determining various assumptions, such as cash-flow projections, discount rate and terminal growth rates. The sensitivity of the estimated measurement to these assumptions, combined or individually, can be significant. Furthermore, the use of different estimates or assumptions when determining the fair values of such assets may result in different values and could result in impairment charges in future periods. The assumptions for significant goodwill amounts are set out in note 14

•	Net periodic pension cost for defined benefit plans is estimated based on certain actuarial assumptions, the most significant of which relate to returns on plan assets, discount rate, wage inflation and demography (mortality, disability, etc.). As shown in note 28, both the assumed rate of return on plan assets and the assumed discount rate have been reduced in 2005 to reflect changes in market conditions and in the mix of assets held by our pension funds. Our assumptions for 2006 reflect a further reduction in the discount rate from 4.50% to 4.30%, and unchanged assumptions for wage inflation and assumed return on plan assets. We believe these assumptions illustrate current market conditions and expectations for market returns in the long term. The demographic assumptions used for 2005 reflect an expected longer life than previously assumed. With these changed assumptions, TDC’s total pension costs excluding redundancy programs are expected to increase approximately DKK 10m in 2006 compared with 2005, assuming all other factors remain unchanged

•	Estimates of deferred income taxes and significant items giving rise to the deferred assets and liabilities are shown in note 11. These reflect the assessment of actual future taxes to be paid on items in the financial statements, giving consideration to both the timing and probability of these estimates. In addition, such estimates reflect expectations about the amount of future taxable income and, where applicable, tax planning strategies. Actual income taxes and net income could vary from these estimates as a result of changes in expectations about future taxable income, future changes in income tax law or results from the final review of our tax returns by tax authorities

•	The determination of the treatment of contingent assets and liabilities in the financial statements is based on the expected outcome of the applicable contingency. Legal counsel and other experts are consulted both within and outside the Company. An asset or a liability is recognized if the certainty or likelihood of a positive or adverse outcome is probable of occurring and the amount is estimable. If not, we disclose the matter. Resolution of such matters in future periods may result in realized gains or losses deviating from the amounts recognized

•	Estimates of the fair values of financial instruments (including derivative financial instruments) for which quoted market prices are not available are based on the best information available in the circumstances.Methods of recognition used for such purposes include discounting estimated expected future cash flows, and

Back to Contents

NOTES

fundamental analysis. Such methods incorporate assumptions about discount rate, risk premium, default, prepayment, volatility and other factors

•	Revenue is recognized when realized or realizable and earned. Revenue from non-refundable up-front connection fees is deferred and recognized as income over the expected term of the related customer relationship. The term is estimated using historical customer churn rates. Change of Management estimates may have a significant impact on the amount and timing of our revenue for any period

Note 3   New accounting standards

IASB and the EU have approved the following new accounting standards that become effective for 2006 or later, and are judged relevant for TDC:

•	IAS 19 Employee Benefits is effective for fiscal years starting on January 1, 2006 or later. This revised standard introduces an option for actuarial gains and losses to be recognized in equity, just as the standard requires detailed note disclosures on defined benefit plans and similar obligations. TDC does not expect to use the equity recognition option and intends to proceed with the recognition of actuarial gains/losses according to the corridor method in 2006. Furthermore, TDC does not expect the standard to result in any changes in the scope of note disclosures in the Annual Report

•	IAS 39 Financial Instruments: Recognition and Measurement including the provisions for the use of the fair value option will become effective for fiscal years starting on January 1, 2006 or later. The standard limits situations where the fair value adjustments can be recognized in the statement of income. TDC does not expect this change to be of any material significance to the recognition of fair value adjustments in the Statements of Income in 2006

•	IFRS 7 Financial Instruments: Disclosures and Amendments to IAS 1 Presentations of Financial Statements: Capital Disclosures is effective for fiscal years starting on January 1, 2007 or later. The implementation of the standard will have no impact on the recognition and measurement of financial instruments, and TDC does not expect the standard to result in any changes in the scope of disclosures of financial instruments in the Annual Report

IASB and the EU have approved the following new interpretations (IFRICs) that become effective for 2006 or later, and are judged relevant for TDC:

•	IFRIC 4 Determining whether an Agreement contains a Lease, which comes into effect for fiscal years starting on January 1, 2006 or later. In connection with a review of contracts in force at December 31, 2005 it was established that TDC has no contracts or other arrangements that would be classified as lease contracts in accordance with IFRIC 4

Back to Contents

NOTES

Note 4   Segment reporting

Activities — primary segment

						DKKm

			TDC Mobile
	TDC Solutions		International		TDC Switzerland

	2005	2004	2005	2004	2005	2004

External revenue	20,491	17,416	14,304	13,304	9,574	9,681
Intra-group revenue [1]	1,140	1,174	1,735	1,801	8	11
Revenue	21,631	18,590	16,039	15,105	9,582	9,692
Operating income	2,394	2,808	1,698	1,455	1,044	1,040
Write-downs [2]	(181)	(355)	(37)	(202)	(69)	(22)
Reversal of write-downs [2]	10	0	1	0	0	0
Income from associates	14	4	317	231	0	0
Segment assets [3]	23,701	22,834	9,251	9,234	33,396	33,318
Capital expenditures [4]	4,631	7,387	1,256	1,573	1,580	1,196
Investments in associates	61	53	2,010	1,205	0	0
Segment liabilities [3]	(7,738)	(7,702)	(2,377)	(2,282)	(3,295)	(3,282)
Cash flow from operating activities	4,333	5,275	1,953	2,301	2,187	2,176
Cash flow from investing activities	(2,746)	(5,871)	(939)	(1,032)	(1,446)	(1,263)
Cash flow from financing activities	(1,393)	750	(1,166)	(1,523)	(921)	(748)

	TDC Cable TV		Other [5]		TDC Group

	2005	2004	2005	2004	2005	2004

External revenue	2,096	1,748	123	190	46,588	42,339
Intra-group revenue [1]	11	18	(2,894)	(3,004)	—	—
Revenue	2,107	1,766	(2,771)	(2,814)	46,588	42,339
Operating income	225	130	(116)	287	5,245	5,720
Write-downs [2]	(37)	0	11	10	(313)	(569)
Reversal of write-downs [2]	0	0	0	0	11	0
Income from associates	0	0	3	5,397	334	5,632
Segment assets/undistributed assets [3]	1,838	1,686	25,338	23,192	93,524	90,264
Capital expenditures [4]	266	267	161	259	7,894	10,682
Investments in associates	0	0	55	321	2,126	1,579
Segment liabilities/undistributed liabilities [3]	(1,185)	(1,035)	(35,134)	(37,113)	(49,729)	(51,414)
Cash flow from operating activities	378	450	(160)	882	8,691	11,084
Cash flow from investing activities	(261)	(266)	4,166	11,321	(1,226)	2,889
Cash flow from financing activities	(85)	(185)	(664)	(10,867)	(4,229)	(12,573)

[1]	Transactions between segments are carried out on an arm’s length basis.
[2]	Comprises write-downs of intangibles and property, plant and equipment, and inventories.
[3]	See the definition under Significant Accounting Policies.
[4]	Capital expenditures include additions of property, plant and equipment and intangible assets, including additions relating to business combinations.
[5]	Including TDC A/S, TDC Services and eliminations.

Back to Contents

NOTES

TDC Mobile International, primary segmentation

								DKKm

	Domestic		European network		European service
	operations		operators		providers		Total

	2005	2004	2005	2004	2005	2004	2005	2004

External revenue	7,154	6,504	1,122	926	7,763	7,675	16,039	15,105
Intra-group revenue [1]	(3)	(1)	3	1	—	—	—	—
Revenue	7,151	6,503	1,125	927	7,763	7,675	16,039	15,105
Operating income	1,375	1,057	(2)	13	325	385	1,698	1,455
Write-downs [2]	(20)	(182)	(1)	(6)	(16)	(14)	(37)	(202)
Reversal of write-downs [2]	0	0	1	0	0	0	1	0
Income from associates	0	11	317	220	0	0	317	231
Segment assets [3]	6,651	5,810	1,151	1,811	1,449	1,613	9,251	9,234
Capital expenditures [4]	831	1,297	352	164	73	112	1,256	1,573
Investments in associates	0	0	2,010	1,205	0	0	2,010	1,205
Segment liabilities [3]	(1,346)	(1,267)	(197)	(144)	(834)	(871)	(2,377)	(2,282)
Cash flow from operating activities	1,279	1,659	228	207	446	435	1,953	2,301
Cash flow from investing activities	(517)	(748)	(389)	(174)	(33)	(110)	(939)	(1,032)
Cash flow from financing activities	(840)	(826)	110	3	(436)	(700)	(1,166)	(1,523)

[1]	Transactions between segments are carried out on an arm’s length basis.
[2]	Comprises write-downs of intangibles and property, plant and equipment, and inventories.
[3]	See the definition under Significant Accounting Policies.
[4]	Capital expenditures include additions of property, plant and equipment and intangible assets, including additions relating to business combinations.

Geographical markets — secondary segment

								DKKm

	Domestic				Other international
	operations		Switzerland		operations		TDC Group

	2005	2004	2005	2004	2005	2004	2005	2004

Revenue	23,739	22,516	9,582	9,692	13,267	10,131	46,588	42,339
Segment assets	50,094	46,916	33,396	33,318	10,034	10,030	93,524	90,264
Capital expenditures [1]	3,411	3,895	1,580	1,196	2,903	5,591	7,894	10,682

[1]	Capital expenditures include additions of property, plant and equipment and intangible assets, including additions relating to business combinations.

Back to Contents

NOTES

Note 5   Revenue

		DKKm

	2005	2004

Sales of goods	4,319	3,867
Sales of services	42,269	38,472

Total	46,588	42,339

Note 6   Wages, salaries and pension costs

		DKKm

	2005	2004

Wages and salaries	(7,695)	(6,859)
Pensions	(644)	(869)
Share-based payment	(40)	(52)
Social security	(419)	(332)

Total	(8,798)	(8,112)

Of which capitalized as non-current assets	725	695

Total	(8,073)	(7,417)

Average number of full-time employee equivalents 1, [2]	20,059	19,130

[1]	Denotes the average number of full-time employee equivalents including permanent employees, trainees and temporary employees. Employees in acquired enterprises are included as the average number of full-time employee equivalents from the time of acquisition until December 31. Employees in divested enterprises are included as the average number of full- time employee equivalents from January 1 to the time of disposal.
[2]	The figure covers only continuing operations. Calculated including discontinued operations, the average number of full- time employee equivalents amounted to 20,930 in 2005, and 20,200 in 2004.

The average number of full-time employee equivalents covers approximately 100 persons employed by TDC entitled to pensions on conditions similar to those provided for Danish Civil Servants, who have been outsourced to external parties in connection with outsourcing of tasks or disposal of operations.

Remuneration for the Board of Directors and Executive Committee

				DKKm

	Board of Directors		Executive Committee

	2005	2004	2005	2004

Wages and salaries	9	3	17	12
Pensions	0	0	2	2
Share-based payment	0	0	3	2
Social security	0	0	0	0

Total	9	3	22	16

Back to Contents

NOTES

Remuneration for the Board of Directors

The yearly remuneration for the Chairman of the Board, Thorleif Krarup, amounted to DKK 750,000. The yearly remuneration for the Vice Chairman of the Board, Niels Heering, amounted to DKK 500,000, and DKK 250,000 for the other members of the Board of Directors, which is unchanged compared with 2004.

In addition, the remuneration for 2005 included one year’s additional remuneration for the Board of Directors for a heavy workload with 16 extra board meetings before Nordic Telephone Company ApS’ acquisition of TDC. Furthermore, the remuneration comprised twice the yearly remuneration for the Chairman and the Vice Chairman of the Board who coordinated the process, completed all the negotiations and maintained all contact with the bidders on behalf of the Board of Directors. The total special remuneration amounted to DKK 5,750,000.

In addition, the yearly remuneration for the Chairman of the Audit Committee, Kurt Anker Nielsen, amounted to DKK 250,000 compared with DKK 150,000 in 2004. The yearly remuneration for the other members of the Audit Committee amounted to DKK 100,000, which is unchanged compared with 2004.

Remuneration for the Executive Committee 1

		DKKm

	2005	2004

Henning Dyremose	11.3	8.4
Hans Munk Nielsen	7.7	5.7

[1]	Including pensions, benefits and bonuses. Excluding share options.

Remuneration for 2005 includes discretionary remuneration for Henning Dyremose and Hans Munk Nielsen for an extraordinary workload in connection with Nordic Telephone Company ApS’ equity tender offer for acquiring the Company according to the Statement from the Board of Directors of TDC A/S dated December 2, 2005.

The Executive Committee’s contracts include notices of 12-18 months in the event of termination by the Company. In the event of change of control of the Company, the members of the Executive Committee are entitled to 36 months’ salary for a period of 24 months from the change of control, plus pensions as well as compensation for benefits, bonuses and share options. The Executive Committee has the right to exercise this provision as of the fourth month and until six months following the first change of control of the Company after November 30, 2005.

Share-option program for certain employees in Danish enterprises

To date, TDC has had a revolving share-option program for employees in TDC’s Danish enterprises. The present share-option program is not expected to continue after Nordic Telephone Company ApS has acquired control of the Company.

In connection with Nordic Telephone Company ApS’ equity tender offer for acquiring the Company, TDC A/S has given share-option holders in Danish enterprises an opportunity to exercise these options and has offered to buy certain existing share options. Furthermore, TDC A/S has offered share-option holders employed in foreign subsidiaries cash settlement of existing share options. The offers are conditional on completion of the equity offer.

TDC’s revolving share-option program comprised about 200 managers employed in Denmark and stationed in TDC’s foreign enterprises. After the Earnings Release for the year has been published, share options are granted to participants in accordance with contracts of employment. Each share option gives the holder the right to purchase one share. The number of options allocated was based on an agreed percentage of the employee’s basic salary and a calculated price per option (number of options = basic salary times option percentage divided by price per option). The option percentage varies for the different employees within a range of 20-35%. In addition, share options are granted on an individual basis in special cases. The option price was calculated at the time of granting using the Black-Scholes formula. The share option exercise price was determined as TDC’s share price on the Copenhagen Stock Exchange on the grant date.

Back to Contents

NOTES

One third of the options granted for a given year may be exercised one year after the granting, another third one year later, and the last third one year after that. Share options may, however, be exercised in the event of change of control of the Company. Share options that are not exercised within ten years of granting are canceled.

Share options were also granted to the members of the Executive Committee according to the above-mentioned principles.

Until 2003, the Chairman of the Board received 2,500 share options a year, and other Danish members of the Board received 500 share options annually. Board members will no longer receive share options.

Bonus program

Around 300 top managers participate in a bonus program called the Top Managers’ Compensation Program, and around 2,200 managers and specialists participate in a bonus program called the Managers’ Compensation Program.

The bonus program is based on specific, individual annual targets including personal, financial and operational targets. These targets depend on the organizational position within the Group and are weighted in accordance with specific rules. All targets must support improved profitability and business development at TDC.

Bonus payments are calculated as the individual employee’s basic salary times the bonus percentage times the degree of target fulfillment. The bonus percentage achieved when targets are met is called the on-target bonus percentage. For the Top Managers’ Compensation Program, this percentage is fixed in the contract of employment with the individual employee and usually varies within a range of 10-25%. The on-target bonus percentage is somewhat lower for the Managers’ Compensation Program. In 2005, the bonus could be maximum 200% of the on-target bonus.

The bonus program for the members of the Executive Committee is based on the same principles as those for other managers.

Share-option program for employees in foreign subsidiaries

In November 2004, employees in 100% owned foreign subsidiaries were granted options that give the right to purchase 90 shares in TDC A/S at an exercise price of DKK 78 per share. For tax purposes, employees in the USA were offered options entitling them to purchase 113 shares in TDC A/S at an exercise price of DKK 108 per share. Each share option entitles the holder to purchase one share.

The share options may be exercised during a four-week period following the publication of the third Quarterly Report in 2009, or in the first window after October 1, 2009, provided the employee has been continuously employed in one of the 100% owned subsidiaries or in a company controlled by TDC A/S. The options may, however, be exercised in the event of change of control of the company. 3,095 employees were granted 278,711 options with a total fair value of DKK 27m. The calculations of fair values have been based on the Black-Scholes option pricing model.

Back to Contents

NOTES

Share options for certain employees in domestic enterprises

			Other		Average	Average
	Board of	Executive	management		exercise price	fair value	Total
	Directors	Committee	employees	Total	per option	per option	fair value
	(number)	(number)	(number)	(number)	in DKK	in DKK [1]	in DKKm [1]

Outstanding at January 1, 2004	12,500	265,615	3,010,994	3,289,109	252	48	159.0
Change of Board of Directors	(2,000)	—	2,000	—	—	—	—
Share options issued in March 2004	0	18,040	781,463	799,503	245	50	42.2
Share options issued in September 2004	0	47,651	0	47,651	216	37	1.8
Exercised in 2004	0	(9,700)	(263,337)	(273,037)	153	72	(19.6)
Canceled in 2004	0	0	0	0	—	—	—
Value adjustment	—	—	—	—	—	—	(33.9)

Outstanding at December 31, 2004	10,500	321,606	3,531,120	3,863,226	257	39	149.5
Share options issued in March 2005	0	20,957	822,261	843,218	258	47	39.8
Share options issued in September 2005	0	31,083	0	31,083	316	60	1.9
Exercised in 2005	0	(32,904)	(596,014)	(628,918)	184	84	(52.6)
Canceled in 2005	0	0	(4,417)	(4,417)	246	70	(0.3)
Disposals relating to disposals of subsidiaries	—	—	(82,579)	(82,579)	—	—	(10.0)
Value adjustment	—	—	—	—	—	—	375.6

Outstanding at December 31, 2005	10,500	340,742	3,670,371	4,021,613	269	125	503.9

Options that may be exercised at December 31, 2005	10,500	229,387	1,898,932	2,138,819	306	—	—

Average remaining option lives at December 31, 2005 (years)	6.1	5.7	7.0	6.9	—	—	—

Average remaining option lives at December 31, 2004 (years)	7.1	6.3	7.5	7.4	—	—	—

1	Calculations of fair values at issuance and at year-end have been based on the Black-Scholes option-pricing model. The following assumptions have been used for the calculation at year-end 2005: a dividend per share of DKK 12.50, a volatility of 21%, a risk-free interest rate of 2.8%-3.0% and expected remaining option lives of 0-5 years.

The expected volatility is based on the historic volatility (calculated as the weighted average remaining lives of granted share options) adjusted for the expected change hereof due to publicly available information. Expenses in relation to the share-option program for employees in foreign subsidiaries amounted to DKK 5m in 2005 compared with DKK 0m in 2004. Expenses in relation to the Danish share-option program amounted to DKK 24m in 2005 compared with DKK 43m in 2004.

Back to Contents

NOTES

Share options for employees in foreign subsidiaries

		Average	Average fair
		exercise price	value per	Total
		per option	option	fair value
	Number	in DKK	in DKK [1]	in DKKm [1]

Outstanding at January 1, 2004	0	—	—	—
Share options issued in November 2004	277,920	78	97	27.0
Share options issued in the USA in November 2004	791	108	77	0.1
Value adjustment	0	—	—	4.3
Outstanding at December 31, 2004	278,711	78	113	31.4
Canceled in 2005	(22,630)	78	142	(3.2)
Disposals relating to disposals of subsidiaries	(33,750)	78	264	(8.9)
Value adjustment	—	—	—	39.2

Outstanding at December 31, 2005	222,331	78	263	58.5

Options that may be exercised at December 31, 2005	0	—	—	—

Average remaining option lives at December 31, 2005 (years)	3.8	—	—	—

Average remaining option lives at December 31, 2004 (years)	4.8	—	—	—

1	Calculations of fair values at issuance and at year-end have been based on the Black-Scholes option-pricing model. The following assumptions have been used for the calculation at year-end 2005: a dividend per share of DKK 12.50, a volatility of 21%, a risk-free interest rate of 2.8% and expected remaining option lives of 4 years.

Number of share options

	At	Issued	Exercised	Canceled	At	Fair
	January 1,	during	during	during	December 31,	value in
	2005	the year	the year	the year	2005	DKKm [1]
Board of Directors [2]
Thorleif Krarup	2,500	0	0	0	2,500	0.51
Leif Hartmann, Niels Heering, Steen Jacobsen and Bo Magnussen, each	2,000	0	0	0	2,000	0.21

Executive Committee
Henning Dyremose	219,400	31,083	(23,204)	0	227,279	21.3
Hans Munk Nielsen	102,206	20,957	(9,700)	0	113,463	11.3

1	Calculations of fair values at issuance and at year-end have been based on the Black-Scholes option-pricing model. The following assumptions have been used for the calculation in 2005: a dividend per share of DKK 12.50, a volatility of 21%, a risk-free interest rate of 2.8%-3.0% and expected remaining option lives of 0-5 years.
2	The other members of the Board of Directors hold no share options in TDC A/S.

Back to Contents

NOTES

The exercise prices of outstanding share options are specified as follows

	2005	2004

Share options (numbers)
Exercise price in the interval DKK 150-200	815,133	1,263,234
Exercise price in the interval DKK 200-250	820,771	900,913
Exercise price in the interval DKK 250-300	1,690,165	1,022,525
Exercise price in the interval DKK 300-400	384,713	365,631
Exercise price in the interval DKK 400-500	120,108	119,381
Exercise price in the interval DKK 500-600	9,830	9,830
Exercise price in the interval DKK 600-700	180,893	181,712

Total	4,021,613	3,863,226

Number of shares in TDC A/S

	2005	2004

Board of Directors [1]
Thorleif Krarup	260	260
Niels Heering	848	348
Jan Bardino	161	159
Leif Hartmann	451	449
Steen Jacobsen	251	249
Bo Magnussen	101	99
Kurt Anker Nielsen	2,446	2,446

Total	4,518	4,010

Executive Committee
Henning Dyremose	36,380	31,674
Hans Munk Nielsen	251	249

Total	36,631	31,923

[1]	The other members of the Board of Directors hold no shares in TDC A/S.

Note 7   Other income, expenses and government grants

		DKKm

	2005	2004

Other income	272	1,183
Other expenses	(15)	(3)

Total	257	1,180

Government grants
Government grants received during the year	0	1

Other income comprises mainly income from leases as well as profit relating to disposal of subsidiaries, intangible assets and property, plant and equipment.

Back to Contents

NOTES

Note 8   Fair value adjustments

		DKKm

	2005	2004

Fair value adjustments of marketable securities	(65)	(19)
Other fair value adjustments	(119)	197

Fair value adjustments before tax	(184)	178

Income taxes related to fair value adjustments	47	(37)

Fair value adjustments after tax	(137)	141

Note 9   Financial income

		DKKm

	2005	2004

Interest income	2,331	2,515
Interest from associates	22	32
Currency translation adjustments, net	101	0

Total	2,454	2,547

Note 10   Financial expenses

		DKKm

	2005	2004

Interest expenses	(3,326)	(3,414)
Currency translation adjustments, net	0	(27)

Total	(3,326)	(3,441)

Back to Contents

NOTES

Note 11   Income taxes

						DKKm

	2005			2004

	Income taxes		Deferred	Income taxes		Deferred
	cf. the	Income tax	tax	cf. the	Income tax	tax
	Statements	payable/	liabilities/	Statements	payable/	liabilities/
	of Income	(receivable)	(assets)	of Income	(receivable)	(assets)

At January 1	—	656	3,684	—	407	3,490
Transferred to discontinued operations	—	(130)	49	104	—	—
Currency translation adjustments, net	—	3	6	—	8	(7)
Additions and disposals relating to acquisition and disposal of enterprises	—	(9)	(27)	—	(68)	(126)
Income taxes	(1,212)	1,982	(770)	(1,105)	903	202
Adjustment of tax for previous years	186	46	(232)	(40)	(70)	110
Tax related to changes in equity	—	34	0	—	(71)	15
Tax paid/refunded relating to prior years.	—	(847)	—	—	138	—
Tax paid on account relating to present year	—	(1,449)	—	—	(591)	—

Total	(1,026)	286	2,710	(1,041)	656	3,684

which can be specified as follows:
Tax payable/deferred tax liabilities	—	295	3,494	—	675	4,677
Tax receivable/deferred tax assets	—	(9)	(784)	—	(19)	(993)

Total	—	286	2,710	—	656	3,684

Reconciliation of effective tax rate

	2005	2004

Danish corporate income tax rate	28.0	30.0
Associates	(2.0)	(15.5)
Other non-taxable income and non-tax deductible expenses	3.4	(2.6)
Tax value of non-capitalized tax losses and utilized tax losses, net	1.6	0.4
Different tax rates in foreign subsidiaries	(1.2)	(0.9)
Adjustment of tax for previous years	(4.1)	0.4
Change of tax legislation, including change of corporate income tax rate	(5.4)	0.0
Other	2.4	(2.0)

Effective tax rate	22.7	9.8

Back to Contents

NOTES

Specification of deferred tax liabilities

				DKKm

	2005

	Deferred	Deferred
	tax assets	tax liabilities	Total	2004

Allowances for uncollectibles	(2)	0	(2)	(56)
Provisions for redundancy payments	(92)	0	(92)	(135)

Current	(94)	0	(94)	(191)

Intangible assets	(27)	318	291	474
Property, plant and equipment	(330)	2,420	2,090	2,669
Pension assets and pension liabilities, etc	0	1,645	1,645	1,747
Tax value of tax loss carry-forwards	(791)	0	(791)	(1,195)
Other	(559)	128	(431)	180

Non-current	(1,707)	4,511	2,804	3,875

Deferred tax liabilities at December 31	(1,801)	4,511	2,710	3,684

The Group’s capitalized tax loss carry-forwards are expected to be utilized before the end of 2009.

Furthermore, the Group has tax losses to carry forward against future taxable income that have not been recognized in these Financial Statements due to uncertainty of their recoverability. At December 31, 2005, these tax losses amount to a tax value of DKK 466m, compared with DKK 499m at December 31, 2004.

All of the Danish Group companies participate in joint taxation. Joint taxation with foreign Group companies is no longer expected to take place due to the changed Danish tax legislation effective January 1, 2005. For Group companies, which previously participated in the joint taxation, re-taxation of formerly deducted losses will be effected concurrently with profits in the respective companies and in connection with potential divestment of the companies. Provisions for re-taxation liabilities related to formerly deducted losses have been made.

The income tax effect from the Danish joint taxation for the years 2001-2003 is based on an estimated tax value of goodwill related to Talkline. Income taxes for 2004 have been positively impacted by DKK 218m from an adjustment to the value of goodwill following a decision from the National Assessment Council in October 2004. TDC has appealed the decision. The outcome could result in additional income.

TDC A/S has committed to contributing, if necessary, additional capital to TDC Switzerland in order to generate taxable income sufficient to utilize the accumulated tax loss carry-forwards prior to their expiration.

Back to Contents

NOTES

Note 12   Discontinued operations and assets held for sale

Discontinued operations

		DKKm

	2005	2004

Revenue	1,090	1,230
Total operating costs	(677)	(757)
Income taxes	(118)	(104)
Results from discontinued operations excluding gain from disposal	245	315
Gain relating to disposal of discontinued operations	3,708	0

Net income from discontinued operations	3,953	315

Discontinued operations comprise the former business line TDC Directories, which publishes printed, electronic and internet-based directories in Denmark, Sweden, and Finland.

Assets held for sale

	2005	2004

Intangible assets and property, plant and equipment	123	0
Receivables	49	0
Pre-paid expenses	3	0
Cash and cash equivalents	12	0

Total assets held for sale	187	0

Loans	7	0
Provisions	2	0
Deferred income	6	0
Trade and other payables	56	0

Total liabilities concerning assets held for sale	71	0

Assets held for sale and related liabilities are related to Contactel s.r.o., which is included in the segment TDC Solutions.

Back to Contents

NOTES

Note 13   Earnings per share

	2005	2004

Net income (DKKm)	7,450	9,910
Minority interests’ share of consolidated income (DKKm)	24	2

Shareholders’ share of net income (DKKm)	7,474	9,912

Average number of shares	208,112,911	216,459,540
Average number of treasury shares	(12,933,204)	(11,825,833)

Average number of outstanding shares	195,179,707	204,633,707
Average dilutive effect of outstanding share options (number)	1,067,535	387,283

Average number of diluted outstanding shares	196,247,242	205,020,990

Earnings per share, basic (DKK)	38.3	48.4
Earnings per share, diluted (DKK)	38.1	48.3

Calculations of earnings per share from continuing operations were based on net income from continuing operations attributable to Company shareholders and amounted to DKK 3,521m in 2005 compared with DKK 9,597m in 2004.

Note 14    Intangible assets

				DKKm

	2005

			Software
		Rights,	developed
		software,	for internal
	Goodwill	etc.	use	Total

Accumulated cost at January 1, 2005	31,731	6,413	2,419	40,563
Transferred to discontinued operations	(1,191)	(114)	3	(1,302)
Currency translation adjustments	(153)	(15)	0	(168)
Additions during the year	0	624	408	1,032
Additions relating to changed consolidation	157	0	0	157
Additions relating to the acquisition of subsidiaries	464	660	0	1,124
Disposals relating to the divestment of subsidiaries	(36)	(21)	0	(57)
Assets disposed of or fully amortized during the year	0	(33)	(346)	(379)
Transferred to assets held for sale	(425)	(99)	0	(524)

Accumulated cost at December 31, 2005	30,547	7,415	2,484	40,446

Accumulated amortization and write-downs for impairment at January 1, 2005	(2,535)	(2,919)	(1,614)	(7,068)
Transferred to discontinued operations	191	69	(2)	258
Currency translation adjustments	(30)	6	0	(24)
Amortization for the year	0	(1,078)	(325)	(1,403)
Write-downs for impairment during the year	0	(12)	(68)	(80)
Additions relating to changed consolidation	(73)	0	0	(73)
Disposals relating to the divestment of subsidiaries	8	16	0	24
Assets disposed of or fully amortized during the year	0	173	347	520
Transferred to assets held for sale	425	93	0	518

Accumulated amortization and write-downs for impairment at December 31, 2005	(2,014)	(3,652)	(1,662)	(7,328)

Carrying value at December 31, 2005	28,533	3,763	822	33,118

Carrying value of capitalized interest at December 31, 2005	—	176	10	186

Back to Contents

NOTES

				DKKm

	2004

			Software
		Rights,	developed
		software,	for internal
	Goodwill	etc.	use	Total

Accumulated cost at January 1, 2004	28,964	5,286	1,961	36,211
Currency translation adjustments	265	18	0	283
Additions during the year	—	461	480	941
Additions relating to the acquisition of subsidiaries	2,632	804	0	3,436
Additions relating to increased ownership shares of subsidiaries	76	0	0	76
Disposals relating to the divestment of subsidiaries	(115)	(108)	0	(223)
Assets disposed of or fully amortized during the year	(91)	(48)	(22)	(161)

Accumulated cost at December 31, 2004	31,731	6,413	2,419	40,563

Accumulated amortization and write-downs for impairment at January 1, 2004	(2,507)	(2,151)	(1,121)	(5,779)
Currency translation adjustments	(42)	(8)	0	(50)
Amortization for the year	0	(851)	(307)	(1,158)
Write-downs for impairment during the year	(100)	(20)	(209)	(329)
Disposals relating to the divestment of subsidiaries	23	67	0	90
Assets disposed of or fully amortized during the year	91	44	23	158

Accumulated amortization and write-downs for impairment at December 31, 2004	(2,535)	(2,919)	(1,614)	(7,068)

Carrying value at December 31, 2004	29,196	3,494	805	33,495

Carrying value of capitalized interest at December 31, 2004	—	176	9	185

The carrying value of UMTS licenses in countries where the UMTN network is not in operation amounted to DKK 0m compared with DKK 1,184m in 2004.

The carrying value of software amounted to DKK 1,660m, compared with DKK 1,513m in 2004.

Interest capitalized during 2005 amounted to DKK 4m, compared with DKK 61m in 2004.

The carrying value of mortgaged intangible assets amounted to DKK 366m at December 31, 2005, compared with DKK 0m in 2004.

TDC acquired a UMTS license in 2001 in Denmark. The carrying value of the license amounted to DKK 929m in 2005, compared with DKK 943m in 2004. Amortization was initiated in 2005. The remaining amortization period totals 16 years.

Back to Contents

NOTES

Goodwill impairment tests

The carrying value of goodwill is tested for impairment annually at July 1, and if events or changes in circumstances indicate impairment.

The impairment test is an integrated part of the Group’s budget and planning process, which, as the acquisition of enterprises, is based on ten-year business plans. The discount rates applied reflect specific risks relating to the individual cash-generating unit. The recoverable value is based on the value in use determined on expected cash flows based on ten-year business plans approved by Management.

Goodwill of DKK 28,533m at December 31, 2005 relates primarily to TDC’s investments in TDC Switzerland and TDC Song. The assumptions for calculating the value in use for the most significant goodwill amounts are given below. Any reasonably possible changes in the key assumptions are deemed not to cause the carrying value of goodwill to exceed the recoverable value.

TDC Switzerland

The carrying value of goodwill relating to TDC Switzerland amounted to DK 24,068m at December 31, 2005. The recoverable value is sensitive primarily to changes in the expected revenue growth. The projected revenue growth will stem mainly from an increased market share, partly offset by falling prices. The growth rate applied to extrapolate projected future cash flows for the period following 2014 is 4.0% . The growth rate is not deemed to exceed the long-term average growth rate in TDC Switzerland’s markets. A discount rate of 6.6% has been applied.

TDC Song

The carrying value of goodwill relating to TDC Song amounted to DK 2,057m at December 31, 2005. The recoverable value is sensitive primarily to changes in the projected revenue growth. The projected revenue growth will stem primarily from customer base growth and increased revenue per customer. The growth rate applied to extrapolate projected future cash flows for the period following 2014 is 2.0% .. The growth rate is not deemed to exceed the long-term average growth rate in TDC Song’s markets. A discount rate of 9.6% has been applied.

Back to Contents

NOTES

Note 15   Property, plant and equipment

						DKKm

	2005

					Property, plant
		Telecom-			and equipment
	Land and	munications	Other	Installation	under
	buildings	installations	installations	materials	construction	Total

Accumulated cost at January 1, 2005	3,286	60,641	5,668	361	1,437	71,393
Transferred to discontinued operations	(23)	0	(99)	0	0	(122)
Currency translation adjustments	1	(44)	(4)	(1)	(1)	(49)
Transfers to/(from) other items	21	1,702	397	(291)	(1,829)	0
Additions relating to the acquisition of subsidiaries	55	902	52	0	53	1,062
Work performed for own purposes and capitalized	0	1,116	20	2	108	1,246
Acquisitions from third parties	12	1,101	439	321	1,464	3,337
Disposals relating to the divestment of subsidiaries	0	0	(41)	0	0	(41)
Assets disposed of during the year	(79)	(355)	(450)	(34)	(217)	(1,135)
Transferred to assets held for sale	0	(221)	(49)	0	(13)	(283)

Accumulated cost at December 31, 2005	3,273	64,842	5,933	358	1,002	75,408

Accumulated depreciation and write-downs at January 1, 2005	(2,264)	(38,657)	(4,060)	(147)	(13)	(45,141)
Transferred to discontinued operations	6	0	73	0	0	79
Currency translation adjustments	0	(16)	(2)	0	(1)	(19)
Transfers to/(from) other items	0	16	(21)	0	5	0
Depreciation for the year	(34)	(4,470)	(669)	0	0	(5,173)
Write-downs for impairment during the year	0	(147)	(2)	(38)	0	(187)
Disposals relating to the divestment of subsidiaries	0	0	35	0	0	35
Assets disposed of during the year	55	318	422	12	0	807
Transferred to assets held for sale	0	191	45	0	9	245

Accumulated depreciation and write-downs at December 31, 2005	(2,237)	(42,765)	(4,179)	(173)	0	(49,354)

Carrying value at December 31, 2005	1,036	22,077	1,754	185	1,002	26,054

Carrying value of capital leases at December 31, 2005	22	676	50	—	—	748

Carrying value of capitalized interest at December 31, 2005	0	143	4	—	0	147

Back to Contents

NOTES

						DKKm

	2004

					Property, plant
		Telecom-			and equipment
	Land and	munications	Other	Installation	under
	buildings	installations	installations	materials	construction	Total

Accumulated cost at January 1, 2004	3,223	56,771	5,406	471	942	66,813
Currency translation adjustments	0	60	15	2	8	85
Transfers to/(from) other items	17	1,530	(325)	(144)	(1,078)	0
Additions relating to the acquisition of subsidiaries	49	1,892	64	22	7	2,034
Work performed for own purposes and capitalized	0	791	336	0	50	1,177
Acquisitions from third parties	32	911	510	107	1,510	3,070
Additions relating to increased ownership shares of enterprises	0	0	20	0	0	20
Disposals relating to the divestment of subsidiaries	0	0	(102)	0	0	(102)
Assets disposed of during the year	(35)	(1,314)	(256)	(97)	(2)	(1,704)

Accumulated cost at December 31, 2004	3,286	60,641	5,668	361	1,437	71,393

Accumulated depreciation and write-downs at January 1, 2004	(2,154)	(35,543)	(3,641)	(164)	(13)	(41,515)
Currency translation adjustments	0	(12)	(11)	(2)	0	(25)
Transfers to/(from) other items	3	(566)	563	0	0	0
Disposals relating to the divestment of subsidiaries	0	0	55	0	0	55
Additions relating to increased ownership shares of enterprises	0	0	(8)	0	0	(8)
Assets disposed of during the year	19	1,227	240	76	0	1,562
Depreciation for the year	(132)	(3,693)	(1,245)	0	0	(5,070)
Write-downs for impairment during the year	0	(70)	(13)	(57)	0	(140)

Accumulated depreciation and write-downs at December 31, 2004	(2,264)	(38,657)	(4,060)	(147)	(13)	(45,141)

Carrying value at December 31, 2004	1,022	21,984	1,608	214	1,424	26,252

Carrying value of capital leases at December 31, 2004	0	947	45	—	—	992
Carrying value of capitalized interest at December 31, 2004	0	177	0	—	0	177

Interest capitalized during 2005 amounted to DKK 12m compared with DKK 11m in 2004.

The TDC Group has recourse guarantee obligations of payment and performance in connection with lease contracts. Reference is made to note 30 Contingent assets and contingent liabilities.

The carrying value of mortgaged property, plant and equipment amounted to DKK 1,577m at December 31, 2005, compared with DKK 312m at December 31, 2004.

In 2005, damages received relating to property, plant and equipment of DKK 42m have been recognized as income compared with DKK 28m in 2004.

Back to Contents

NOTES

Note 16   Investments in associates and joint ventures

		DKKm

	2005	2004

Accumulated cost at January 1	6,251	6,226
Currency translation adjustments	47	141
Additions during the year	3	83
Additions relating to the acquisition of enterprises	0	39
Conversion of receivable	536	0
Disposals relating to increased ownership shares of enterprises	(283)	(117)
Disposals relating to the divestment of enterprises	0	(31)
Disposals during the year	(40)	(90)

Accumulated cost at December 31	6,514	6,251

Accumulated write-ups and write-downs at January 1	(4,672)	1,054
Currency translation adjustments	47	0
Changes in equity in investments	0	99
Disposals relating to increased ownership shares of enterprises	21	3
Write-ups and write-downs for the year:
• Share of income/loss	334	5,632
• Dividends	(156)	(11,525)
Disposals during the year	38	65

Accumulated write-ups and write-downs at December 31	(4,388)	(4,672)

Carrying value at December 31	2,126	1,579

The carrying value of associates and joint ventures included goodwill of DKK 62m at December 31, 2005, compared with DKK 135m at December 31, 2004. Additions during the year amounted to DKK 2m, and write-downs for the year totaled DKK 0m.

Associates

At December 31, 2004, the TDC Group’s investments in associates concerned mainly the ownership share of 42.6% in Hungarian Telephone and Cable Corp. The ownership share in Hungarian Telephone and Cable Corp. was increased to 63.4% at December 31, 2005, and the enterprise is now a subsidiary.

Financial summary for major associates (TDC’s share)

					DKKm

	2004

		Net income	Total	Total	Market
Name	Revenue	for the year	assets	liabilities	value

Hungarian Telephone and Cable Corp	141	56	448	(258)	426

Back to Contents

NOTES

Joint ventures

The TDC Group’s significant investments in joint ventures are as follows:

•	a 15% ownership share in One GmbH. The enterprise is the third-greatest mobile network operator in Austria

•	a 19.6% ownership share in Polkomtel S.A., a Polish mobile network operator with a market share of approximately a third of the mobile market in Poland

Financial summary for joint ventures (TDC’s share)

		DKKm

	2005	2004

Revenue	3,095	2,594
Total operating expenses before depreciation, etc	(2,052)	(1,773)
Total non-current assets	3,166	3,058
Total current assets	734	698
Total current liabilities	(877)	(818)
Total non-current liabilities	(1,064)	(737)

Contingent liabilities in the joint ventures amounted to DKK 21m at December 31, 2005, compared with DKK 20m at December 31, 2004.

Note 17   Receivables

		DKKm

	2005	2004

Trade receivables	8,756	8,993
Allowances for uncollectibles	(1,062)	(1,409)
Trade receivables, net	7,694	7,584
Receivables from associates and joint ventures	366	1,107
Contract work in process (see note 18 for details)	177	79
Other receivables	844	892

Total	9,081	9,662

Recognized as follows:
Non-current assets	464	1,190
Current assets	8,617	8,472

Total	9,081	9,662

Allowances for uncollectibles at January 1	(1,409)	(1,433)
Transferred to discontinued operations	75	0
Additions	(294)	(531)
Deductions	559	555
Transferred to assets held for sale	7	0

Allowances for uncollectibles at December 31	(1,062)	(1,409)

Of the receivables classified as current assets at December 31, 2005, DKK 85m falls due after more than one year, compared with DKK 5m at December 31, 2004.

Back to Contents

NOTES

Note 18   Contract work in process

		DKKm

	2005	2004

Value of contract work in process	297	186
Billing on account	(120)	(107)

Total	177	79

Recognized as follows:
Contract work in process (assets)	186	89
Contract work in process (liabilities)	(9)	(10)

Total	177	79

Recognized as total revenue	667	401
Prepayments from customers	2	3

Note 19   Pre-paid expenses

		DKKm

	2005	2004

Prepayment regarding former civil servants	201	273
Pre-paid lease payments	120	131
Other pre-paid expenses	658	653

Total	979	1,057

Recognized as follows:
Non-current assets	325	407
Current assets	654	650

Total	979	1,057

Note 20   Inventories

		DKKm

	2005	2004

Raw materials and supplies	65	73
Contract work in process	0	2
Finished goods and merchandise	585	459

Total	650	534

Inventories expensed amounted to DKK 4,362m in 2005, compared with DKK 3,954m in 2004.

Inventories expected to be sold after more than one year amounted to DKK 29m at December 31, 2005, compared with DKK 36m at December 31, 2004.

Write-downs on inventories amounted to DKK 71m in 2005, compared with DKK 63m in 2004.

Reversal of write-downs on inventories amounted to DKK 11m in 2005, compared with DKK 0m in 2004.

Back to Contents

NOTES

Note 21    Equity

	Shares	Nominal value
Common shares	(number)	(DKK)

Holding at January 1, 2004	216,459,540	1,082,297,700
Additions	0	0
Disposals	0	0
Holding at January 1, 2005	216,459,540	1,082,297,700
Additions	0	0
Reduction of common shares by cancellation of treasury shares	(18,084,363)	(90,421,815)

Holding at December 31, 2005	198,375,177	991,875,885

			% of
	Shares	Nominal value	common
Treasury shares	(number)	(DKK)	shares

Holding at January 1, 2004	3,167,764	15,838,820	1.46
Additions	18,717,633	93,588,165	8.65
Disposals	(303,252)	(1,516,260)	(0.14)
Holding at January 1, 2005	21,582,145	107,910,725	9.97
Cancellation of treasury shares	(18,084,363)	(90,421,815)	(8.20)
Additions	820,379	4,101,895	0.41
Disposals	(656,506)	(3,282,530)	(0.33)

Holding at December 31, 2005	3,661,655	18,308,275	1.85

Purchase of the Group’s treasury shares is used primarily to hedge the Group’s commitments under the share-option program for the Board of Directors, the Executive Committee and other management employees. In June 2004, the Group purchased 18,084,363 treasury shares in connection with SBC Communications’ sale of TDC shares.

Back to Contents

NOTES

Note 22   Loans

		DKKm

	2005	2004

Bonds, mortgages and other bank loans	29,489	29,525
Debt relating to capital leases	476	578
Other long-term debt	350	376

Total	30,315	30,479

Of which short-term loans	(5,425)	(1,337)

Long-term loans	24,890	29,142

Long-term loans fall due as follows:
1 – 2 years	258	5,197
2 – 3 years	2,172	209
3 – 4 years	2,919	1,915
4 – 5 years	7,765	2,635
After 5 years	11,776	19,186

Total	24,890	29,142

Fair value	30,803	32,800

Nominal value	30,736	30,975

Allocation of liabilities relating to capital leases according to lease period

				DKKm

	Minimum payments		Present value

	2005	2004	2005	2004

Mature within 1 year	78	82	49	64
Mature between 1 and 5 years	221	242	132	195
Mature after 5 years	387	358	295	319

Total	686	682	476	578

Liabilities relating to capital leases are related primarily to sale and leaseback agreements regarding sale of property to the related Danish pension funds and agreements regarding the renting of fiber networks.

Back to Contents

NOTES

Note 23   Deferred income

		DKKm

	2005	2004

Accrued profit relating to sale and leaseback	101	136
Accrued revenue from non-refundable up-front connection fees	1,448	1,422
Deferred subscription revenue	1,418	1,415
Other deferred income	835	652

Total	3,802	3,625

Recognized as follows:
Non-current liabilities	1,141	1,052
Current liabilities	2,661	2,573

Total	3,802	3,625

Note 24   Provisions

				DKKm

	Asset
	retirement	Restructuring	Other
	obligations	obligations	provisions	Total

Provisions at January 1, 2005	391	503	734	1,628
Transferred to discontinued operations	0	(2)	(15)	(17)
Currency translation adjustments	(1)	(2)	(5)	(8)
Additions relating to the acquisition of subsidiaries	0	(18)	27	9
Provisions made during the year	44	315	363	722
Change in present value	73	(2)	1	72
Provisions used during the year	(5)	(259)	(367)	(631)
Unused provisions reversed during the year	(2)	(50)	(11)	(63)
Transferred to liabilities related to assets held for sale	0	0	(2)	(2)

Provisions at December 31, 2005	500	485	725	1,710

Recognized as follows:
Non-current liabilities	497	403	374	1,274
Current liabilities	3	82	351	436

Total	500	485	725	1,710

Other provisions are related mainly to pending lawsuits, bonuses for Management and employees, as well as jubilee benefits provided for employees.

Back to Contents

NOTES

Note 25   Trade and other payables

		DKKm

	2005	2004

Trade payables	5,866	5,613
Payables to associates	3	2
Prepayments from customers	355	532
Other payables	2,986	3,388

Total	9,210	9,535

Of the current liabilities at December 31, 2005, DKK 11m falls due after more than one year at December 31, 2005, compared with DKK 16m at December 31, 2004.

Note 26   Research and development costs

Research and development costs for the year recognized in the Statements of Income amounted to DKK 23m in 2005, compared with DKK 28m in 2004.

Back to Contents

NOTES

Note 27   Financial instruments, etc.

A: Foreign-currency exposures

Interest-bearing assets and liabilities in foreign currencies and foreign-currency debtors, creditors and derivative financial instruments at December 31 are specified below:

								DKKm

		Financial assets and liabilities					2005	2004

Currency and		Interest-bearing [1]			Net	Foreign
year-end				Debtors/	primary	currency	Net	Net
currency rate	Maturities	Assets	Liabilities	creditors	instruments	derivatives [2]	position	position

EUR 7.4605	< 1 year	358	(5,246)	(513)	(5,401)	17,300	11,899	10,102
	1-2 years	—	(157)	—	(157)	745	588	3,421
	2-3 years	—	(1,915)	—	(1,915)	4,041	2,126	745
	3-4 years	—	(2,834)	—	(2,834)	2,802	(32)	2,321
	4-5 years	2	(7,683)	—	(7,681)	4,016	(3,665)	261
	> 5 years	—	(10,546)	—	(10,546)	746	(9,800)	(13,052)

Total		360	(28,381)	(513)	(28,534)	29,650	1,116	3,798

CHF 4.7974	< 1 year	81	(17)	(309)	(245)	(3,455)[3]	(3,700)	(4,663)
	1-2 years	—	(18)	—	(18)	—	(18)	(18)
	2-3 years	—	(19)	—	(19)	—	(19)	(20)
	3-4 years	—	(21)	—	(21)	—	(21)	(22)
	4-5 years	—	(22)	—	(22)	—	(22)	(23)
	> 5 years	—	(251)	—	(251)	—	(251)	(265)

Total		81	(348)	(309)	(576)	(3,455)	(4,031)	(5,011)

DKK	< 1 year	11,635	(127)	2,571	14,079	(13,811)	268	2,224
	1-2 years	1	(70)	5	(64)	(743)	(807)	(6,821)
	2-3 years	1,155	(72)	—	1,083	(4,289)	(3,206)	(915)
	3-4 years	7	(63)	—	(56)	(2,818)	(2,874)	(3,142)
	4-5 years	—	(60)	—	(60)	(4,048)	(4,108)	(2,901)
	> 5 years	69	(979)	—	(910)	(743)	(1,653)	(5,840)

Total		12,867	(1,371)	2,576	14,072	(26,452)	(12,380)	(17,395)

Other	< 1 year	549	(52)	73	570	2	572	257
	1-2 years	—	(13)	1	(12)	110	98	(12)
	2-3 years	—	(166)	—	(166)	164	(2)	(5)
	3-4 years	—	(1)	—	(1)	—	(1)	3
	4-5 years	—	—	—	—	—	—	—
	> 5 years	—	—	—	—	—	—	—

Total		549	(232)	74	391	276	667	243

Total		13,857	(30,332)	1,828	(14,647)	19	(14,628)	(18,365)

[1]	Interest-bearing assets and liabilities cover the components included in net interest-bearing debt, see note 35.
[2]	The financial instruments used are currency swaps and forward-exchange contracts. The statement excludes derivatives applied to hedge net investments disclosed in the table below.
[3]	DKK 3,459m of these cover hedging of an intra-group loan issued by TDC A/S to TDC Switzerland.

Back to Contents

NOTES

Hedging of net investments in foreign enterprises

Foreign-currency hedging of net investments in foreign Group subsidiaries and associates:

								DKKm
	2005				2004

				Deferred				Deferred
	Net			recognition	Net			recognition
	investments,			of change	investments,			of change
	carrying		Not	in fair	carrying		Not	in fair
	value	Hedged	hedged	value	value	Hedged	hedged	value

CHF	26,986	(26,908)	(78)	(7)	26,325	(23,005)	(3,320)[1]	(18)
SEK	8,965	0	(8,965)	(247)	5,268	0	(5,268)	2
EUR	3,357	0	(3,357)	10	3,365	0	(3,365)	(2)
PLN	1,948	0	(1,948)	98	1,652	0	(1,652)	205
Other	553	0	(553)	(30)	367	0	(367)	6

Total at December 31	41,809	(26,908)	(14,901)	(176)	36,977	(23,005)	(13,972)	193

1	Of this, DKK 3,344m concerns a changed carrying value of the net investment in TDC Switzerland, due to changed accounting policies related to goodwill in connection with the implementation of IFRS.

Net investments in foreign Group subsidiaries and associates are hedged for foreign currency risks only for TDC Switzerland. Net investments in foreign enterprises include goodwill.

B: Interest-rate exposure

Interest-rate swap agreements have been used to restructure interest-bearing assets and liabilities in order to achieve the intended interest-rate profile of fixed 1 and floating interest rates.

The maturity profile of interest-bearing assets and liabilities is allocated according to maturity period. Effective interest rates at December 31, 2005 include derivatives.

Back to Contents

NOTES

	Maturity profiles and interest profiles (DKKm)

	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	> 5 years

Assets
Cash	9,076	—	—	—	—	—
	982	—	—	—	—	—
	5	—	—	—	—	—
Marketable securities	2,533	—	—	—	—	—
	—	—	1,154	—	—	—
Loans	1	—	—	—	2	—
	26	1	1	7	—	69

Total interest-bearing assets	12,623	1	1,155	7	2	69

Liabilities
Long-term loans	2,257	220	2,416	2,890	7,736	10,596
	3,051	1	(281)	—	—	885
Capital leases	49	37	37	29	29	295
	—	—	—	—	—	—
Short-term bank loans	1	—	—	—	—	—
	67	—	—	—	—	—
Other interest-bearing liabilities	17	—	—	—	—	—
	—	—	—	—	—	—

Total interest-bearing liabilities	5,442	258	2,172	2,919	7,765	11,776

Net interest-bearing assets/(liabilities)	7,181	(257)	(1,017)	(2,912)	(7,763)	(11,707)

1	Assets and liabilities for which the interest rate is fixed for the entire maturity period.

	Effective interest rates at December 31, 2005 (% per annum)

		1-2	2-3	3-4	4-5	> 5
	< 1 year	years	years	years	years	years

Fixed	2.32	—	—	—	—	—
Floating	2.05	—	—	—	—	—
Non interest-bearing	—	—	—	—	—	—
Fixed	5.46	—	—	—	—	—
Floating	—	—	2.60	—	—	—
Fixed	1.85	—	—	—	5.00	—
Floating	2.32	4.91	4.91	4.91	—	3.36

	2.93	4.91	2.60	4.91	5.00	3.36

Fixed	6.74	8.57	5.86	6.24	5.71	5.84
Floating	3.50	4.90	1.08	4.47	5.52	2.93
Fixed	5.50	6.80	6.32	6.32	6.31	6.49
Floating	—	—	—	—	—	—
Fixed	3.70	—	—	—	—	—
Floating	2.95	—	—	—	—	—
Fixed	4.25	—	—	—	—	—
Floating	—	—	—	—	—	—

	4.85	8.29	6.49	6.24	5.71	5.63

C: Undrawn credit lines

Back to Contents

NOTES

The undrawn credit lines at December 31, 2005 are specified as follows:

				DKKm
		Committed	Unutilized
	Committed	syndicated	part of bond
Maturities	credit lines	credit lines	program	Total

< 1 year	2,523	0	0	2,523
> 1 year	0	4,843	0	4,843

Total	2,523	4,843	0	7,366

The TDC Group holds a European Commercial Paper program of nominal EUR 1.5bn (translated into DKK 11,191m). Amounts drawn from the program must be secured 1:1 by committed credit lines and in this way do not increase the above-mentioned credit lines.

D: Credit risks

Financial instruments are entered only with counterparties holding the credit rating of A-/A-3 or higher from Standard & Poor’s or Moody’s Investor Service. Each counterparty credit line is determined by the counterparty’s credit rating and is of a size that spreads the credit risks of the TDC Group’s total credit lines over several counter-parties. The counterparty risk is therefore considered to be minimal.

Note 28   Pension assets and pension obligations

A: Domestic defined benefit plans

At December 31, 2005, approximately 3,850 of the TDC Group’s employees were entitled to a pension from the three pension funds related to TDC under conditions similar to those provided by the Danish Civil Servants’ Pension Plan. In addition, 7,750 members of the pension funds receive or are entitled to receive pension benefits. Since 1990, no new members have joined the pension fund plans, and the pension funds are prevented from admitting new members in the future due to the bylaws.

The pension funds operate defined benefit plans and, in accordance with existing legislation, bylaws and the pension regulations, TDC is required to make contributions to meet the premium reserve requirements. Future pension benefits are based primarily on years of credited service and on participants’ compensation at the time of retirement.

Specification of (pension costs)/income

		DKKm
	2005	2004

Service cost [1]	(230)	(181)
Interest cost [2]	(736)	(740)
Expected return on plan assets	1,210	1,240
Recognized net actuarial (gain)/loss	0	0

Net periodic (pension cost)/income	244	319
Domestic redundancy programs	(230)	(432)

(Pension cost)/income recognized in the Statements of Income	14	(113)

[1]	The actuarial present value of benefits attributed to services rendered by employees during the year.

[2]	Reflects the interest component of the increase in the projected benefit obligations during the year.

Back to Contents

NOTES

Assets and obligations

		DKKm

	2005	2004

Specification of pension assets
Fair value of plan assets	22,694	21,165
Projected benefit obligations	(19,222)	(16,707)

Funded status	3,472	4,458
Unrecognized net actuarial (gain)/loss	2,173	977

Pension assets recognized in the Balance Sheets	5,645	5,435

Change in present value of benefit obligations
Projected benefit obligations at January 1	(16,707)	(15,403)
Service cost	(230)	(181)
Interest cost	(736)	(740)
Curtailment in connection with redundancies	0	14
Special termination benefit	(230)	(447)
Actuarial gain/(loss)	(2,162)	(765)
Benefit paid	843	815

Projected benefit obligations at December 31	(19,222)	(16,707)

Change in fair value of plan assets
Fair value of plan assets at January 1	21,165	20,417
Actual return on plan assets	2,175	1,028
TDC’s contribution	197	535
Benefit paid	(843)	(815)

Fair value of plan assets at December 31	22,694	21,165

Plan assets include property used by TDC companies with a fair value of DKK 1,993m at December 31, 2005, compared with DKK 1,933m at December 31, 2004.

Pension asset allocation by the following categories at December 31

		(%)

	2005	2004

Equity securities	18	13
Debt securities	62	71
Real estate	15	14
Other	5	2

Total	100	100

Back to Contents

NOTES

Weighted-average assumptions used to determine benefit obligations

		(%)

	2005	2004

Discount rate	4.30	4.50
General wage inflation	2.25	2.25
General price inflation	2.25	2.25

Weighted-average assumptions used to determine net periodic pension cost

		(%)

	2005	2004

Discount rate	4.50	4.80
Expected return on plan assets	5.80	6.10
General wage inflation	2.25	2.25
General price inflation	2.25	2.25

The basis for determining the overall expected rate of return is the pension funds’ long-term strategic asset allocation of approximately 35% as equity securities, 50% as debt securities and 15% as real estate. The overall expected rate of return is based on the average long-term yields on the plan assets invested or to be invested.

The expected return on plan assets for 2006 amounts to 5.80% .

In 2005, the assumed rate of return on plan assets and the assumed discount rate have been reduced to reflect changes in market conditions and in the mix of assets held by our pension funds. The assumptions for 2006 reflect a further reduction of the discount rate and unchanged assumptions with respect to general wage inflation and expected return on plan assets. The demographic assumptions used for 2005 reflect an expected longer life than previously assumed. The changed assumptions have resulted in increased pension benefit obligations compared with 2004. With these changed assumptions, TDC’s total pension costs excluding redundancy programs are expected to increase approximately DKK 10m in 2006 compared with 2005, assuming all other factors remain unchanged.

The average remaining service periods of active plan participants expected to receive benefits were estimated to be 13.2 years at December 31, 2005, compared with 13.5 years at December 31, 2004.

Cash flows

TDC’s current contributions were DKK 143m in 2005, against DKK 65m in 2004. Furthermore, extraordinary contributions were DKK 54m following a reduced work force in 2005, compared with DKK 470m in 2004. For 2006 the projected current contributions amounted to DKK 131m. As in 2005, extraordinary contributions are expected to be paid in connection with retirements.

Other information

Approximately 600 members of the defined benefit plans will ultimately have part of their pension payment reimbursed by the Danish government. The related benefit obligations, approximately DKK 530m, have been deducted, arriving at the projected benefit obligation.

TDC A/S has assumed all pension obligations for the members of the three Danish pension funds. Accordingly, the net periodic pension cost/income and the plan assets for the three Danish pension funds are related to TDC A/S. Subsidiaries employing the members pay contributions to TDC A/S, which are included in the pension costs of the respective subsidiary.

B: Foreign defined benefit plans

Back to Contents

NOTES

Pension costs for members of foreign Group enterprises operating defined benefit plans are determined on the basis of the development in the actuarially determined pension obligations and on the yield on the pension funds’ assets. The difference between the actuarially determined pension obligations and the fair value of the pension funds’ assets is recognized in the Balance Sheets under pension provisions, etc.

TDC’s foreign defined benefit plans concern primarily TDC Switzerland.

C: Pensions for former Danish civil servants

In addition to the defined benefit plans, the Group has paid annual pension contributions to the Danish government. The pension contributions were paid for employees who have retained their rights as civil servants to defined pension benefits from the Danish government due to previous employment agreements.

In 1994, the Group reached an agreement with the Danish government to make a one-time payment of DKK 1,210m, of which DKK 108m was considered interest compensation for the period July 1, 1994, to August 1, 1995. This agreement was in respect of the Group’s pension obligation to employees who participated in the Danish civil servants’ pension plan. Under the agreement, the Group’s pension contributions to the Danish Government ceased at July 1, 1994. The agreed non-recurring payment is treated as a pre-paid expense, which will be amortized and expensed over the average expected remaining service lives of the active employees concerned.

In connection with the reduction in the number of employees in 2005 and previous years, some retired employees have retained their rights to civil servant pensions from the Danish government. It is deemed that the retirements will not cause further payments on the part of the Company.

Note 29   Other financial commitments and lease receivables

		DKKm

	2005	2004
Lease commitments
Rental expense relating to properties in the period of interminability	3,894	4,317
Accumulated lease commitments for machinery, equipment, computers, etc	712	1,208

Total	4,606	5,525

which can be specified as follows:
Not later than 1 year	812	924
Later than 1 year and not later than 5 years	2,048	2,442
Later than 5 years	1,746	2,159

Total	4,606	5,525

Total rental expense for the year for all operating leases
Minimum lease payments	1,064	920
Contingent lease payments	2	79
Sublease payments	(17)	(11)

Total	1,049	988

Capital and purchase commitments
Investments in property, plant and equipment	7	198
Investments in intangible assets	74	6
Commitments related to outsourcing agreements	746	356
Other purchase commitments	360	412

Total future minimum sublease payments expected for interminable subleases on balance sheet dates amounted to DKK 35m at December 31, 2005, compared with DKK 51m at December 31, 2004.

Back to Contents

NOTES

Operating leases, for which TDC is the lessee, are related primarily to agreements on fiber networks, sea cable and agreements on property leases, including agreements with the related Danish pension funds. The lease agreements terminate in 2020 at the latest.

	2005	2004

Lease receivables
Total lease receivables in the period of interminability	42	30

which can be specified as follows:
Not later than 1 year	32	25
Later than 1 year and not later than 5 years	10	5
Later than 5 years	0	0

Total	42	30

Total contingent lease amounts recognized as income amounted to DKK 101m in 2005, compared with DKK 16m in 2004.

Operating leases, for which the TDC Group is the lessor, are related primarily to agreements on telecommunications installations.

Note 30   Contingent assets and contingent liabilities

Contingent assets

The TDC Group is awaiting the outcome of certain cases brought against other telecommunications companies. A potential favorable outcome for TDC of one or more of these cases could result in substantial income.

Contingent liabilities

The TDC Group is party to certain pending lawsuits and cases pending with public authorities and complaints boards. Based on a legal assessment of the possible outcome of each of these lawsuits and cases, Management is of the opinion that these will have no significant adverse effect on the TDC Group’s financial position.

In connection with capital sale and leaseback agreements, the Group has provided guarantees covering intermediary leasing companies’ payment of the total lease commitments. The Group has made legally releasing non-recurring payments to the intermediary leasing companies of an amount corresponding to the total lease commitments. At December 31, 2005, the guarantees amounted to DKK 3,291m, compared with DKK 3,030m at December 31, 2004. The guarantees provided by the TDC Group are economically defeased by means of payment instruments issued by creditworthy obligors unrelated to the TDC Group that secure or otherwise provide for payment of the regular lease payments and purchase-option prices due from the intermediary leasing companies. These instruments are lodged as security for payment of the regular lease payments by the intermediary leasing companies.

In accordance with Section 32 of the Danish Civil Servants Act, the Group has a termination benefit obligation to former Danish civil servants and to employees with civil-servant status hired before April 1, 1970 who are members of the related Danish pension funds.

The Group has provided the usual guarantees in favor of suppliers and partners. These guarantees amounted to DKK 90m at December 31, 2005, compared with DKK 135m at December 31, 2004.

Back to Contents

NOTES

Note 31   Related parties

Name of related party	Nature of relationship	Domicile

KTAS Pensionskasse	Pension fund	Copenhagen, Denmark
Jydsk Telefons Pensionskasse	Pension fund	Århus, Denmark
Fyns Telefons Pensionskasse	Pension fund	Odense, Denmark

Danish Group companies have entered into certain lease contracts with the related Danish pension funds. The lease contracts are interminable until 2020 at the latest. The aggregate amount payable under such agreements amounted to DKK 957m at December 31, 2005, compared with DKK 1,242m at December 31, 2004. The rental expense was DKK 122m for 2005, compared with DKK 139m in 2004. Compensation for terminating a lease amounted to DKK 20m in 2005. In addition, annual contributions are paid to the pension funds, see note 28 Pension obligations.

Remuneration for the Board of Directors and the Executive Committee is described in note 6.

The Group has the following transactions and balances with related parties:

				DKKm

			Other
	Joint		related
	ventures	Associates	parties	Total

2005
Revenue	29	12	18	59
Costs	(4)	(12)	(62)	(78)
Receivables	365	1	10	376
Debt	(2)	(1)	(7)	(10)

				DKKm

			Other
	Joint		related
	ventures	Associates	parties	Total

2004
Revenue	39	8	9	56
Costs	(2)	(3)	(21)	(26)
Receivables	1,089	18	1	1,108
Debt	0	(2)	(1)	(3)

Back to Contents

NOTES

Note 32   Overview of Group companies at December 31, 2005

				Number of
				subsidiaries
			TDC Group	and associates
			ownership	not listed
Company name	Domicile	Currency	share (%)	here [1]

TDC Solutions
TDC Solutions A/S	Copenhagen, Denmark	DKK	100.0	6
Contactel s.r.o. [5]	Prague, Czech Republic	CZK	100.0
TDC Hosting A/S	Århus, Denmark	DKK	100.0
TDC Dotcom AB	Stockholm, Sweden	SEK	100.0
• Dotcom Solutions AB	Stockholm, Sweden		100.0
Operators Clearing House A/S [2]	Copenhagen, Denmark	DKK	33.3
Service Hosting A/S	Ballerup, Denmark	DKK	100.0
TDC Call Center Europe A/S	Sønderborg, Denmark	DKK	100.0
TDC Carrier Services USA, Inc	New Jersey, USA	USD	100.0
TDC Produktion A/S	Odense, Denmark	DKK	100.0
TDC Switzerland AG [3]	Zürich, Switzerland	CHF
Telecom Invest A/S	Copenhagen, Denmark	DKK	100.0	2
TDC Con SQOV AB	Stockholm, Sweden	SEK	100.0
• TDC Song Holding AB	Stockholm, Sweden		100.0	28
NetDesign A/S	Farum, Denmark	DKK	100.0
Hungarian Telephone and Cable Corp. [4]	Seattle, USA	USD	63.4	11
TDC Business Solution GmbH	Elmshorn, Germany	EUR	100.0

TDC Mobile International

TDC Mobile International A/S	Copenhagen, Denmark	DKK	100.0	3
TDC Mobil A/S	Taastrup, Denmark	DKK	100.0	3
• TDC Mobil Center A/S	Odense, Denmark		84.9
UAB Bité Lietuva	Vilnius, Lithuania	EUR	100.0	1
• SIA BITÉ Latvija	Riga, Latvia		100.0
One GmbH [2]	Vienna, Austria	EUR	15.0
Polkomtel S.A. [2]	Warsaw, Poland	PLN	19.6
Talkline Management und Finance Holding GmbH	Elmshorn, Germany	EUR	100.0	3
• Talkline GmbH & Co. KG	Elmshorn, Germany		100.0

Back to Contents

NOTES

				Number of
				subsidiaries
			TDC Group	and associates
			ownership	not listed
Company name	Domicile	Currency	share (%)	here [1]

• easyMobile Germany Verwaltungs GmbH	Hamburg, Germany		100.0
Tele Danmark Consult A/S	Taastrup, Denmark	DKK	100.0
Telmore International Holding A/S	Taastrup, Denmark	DKK	88.9
• easyMobile Limited	Stevenage, UK		100.0
• TIH NL BV	Amsterdam, The Netherlands		100.0
Telmore A/S	Taastrup, Denmark	DKK	100.0

TDC Cable TV

TDC Cable TV A/S	Copenhagen, Denmark	DKK	100.0
Dansk Kabel TV A/S	Taastrup, Denmark	DKK	100.0
Connect Partner A/S	Herlev, Denmark	DKK	100.0
Telelet A/S	Søborg, Denmark	DKK	100.0

TDC Switzerland

TDC Switzerland AG [3]	Zürich, Switzerland	CHF	100.0	6
• sunrise business communications AG	Zürich, Switzerland		100.0

TDC Services

TDC Services A/S	Copenhagen, Denmark	DKK	100.0
TDC Reinsurance A/S	Copenhagen, Denmark	DKK	100.0
Tele Danmark Reinsurance S.A	Luxembourg	DKK	100.0

Other [1]

TDC ADSB Invest ApS	Copenhagen, Denmark	DKK	100.0
• ADSB Telecommunications B.V. [2]	Amsterdam, The Netherlands		34.7

[1]	In order to give the reader a clear presentation, some minor enterprises owned indirectly are not listed separately in the overview.
[2]	The enterprise is included under the equity method.
[3]	TDC Solutions A/S owns 17.4% of TDC Switzerland AG.
[4]	The enterprise is owned by TDC A/S, but is included in the TDC Solutions segment.
[5]	In 2005, TDC contracted with GTS CE for GTS CE to acquire Contactel s.r.o. The deal was completed at February 2, 2006.

Note 33   Reconciliation to United States Generally Accepted Accounting Principles (US GAAP)

The Consolidated Financial Statements of TDC have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. Furthermore, the Consolidated Financial Statements of TDC have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by IASB.

IFRS differ in certain respects from generally accepted accounting principles in the United States (US GAAP). A description of the significant differences between IFRS and US GAAP as they relate to TDC are discussed in further detail below.

a) Pensions

Back to Contents

NOTES

Under IFRS, pension assets, pension liabilities and expenses related to defined benefit plans are determined in a similar manner to US GAAP. However, under IFRS, prior service cost, transition obligations and expenses resulting from plan amendments are generally recognized immediately. Under US GAAP, these expenses are generally recognized over a longer period.

In accordance with IFRS 1, unrecognized actuarial gains and losses as of January 1, 2004 are recognized in equity.

As opposed to IFRS, a liability at least equal to the unfunded part of the accumulated benefit obligation (ABO) must be recognized in the balance sheet under US GAAP, when the ABO exceeds the fair value of plan assets. To the extent that the unfunded ABO exceeds the liabilities already recognized, an additional minimum liability (AML), net of tax, must be recognized as a reduction of equity. If the unfunded ABO is lower than the liabilities already recognized, no further liabilities are recognized.

b) Formation of the Group

In accordance with IFRS, certain items of property, plant and equipment acquired upon the formation of the Group were restated at fair value, whereas goodwill and rights were capitalized. The capitalized excess values are amortized over the useful lives of the assets. Under US GAAP, the transfer of assets between parties under joint control was accounted for using the pooling-of-interests method. Accordingly, restatement of property, plant and equipment to fair value and any capitalization of goodwill and rights related to the formation of the Group were eliminated in the Consolidated Financial Statements.

c) Reversal of capitalization of site costs

In accordance with IFRS, site pre-acquisition costs are expensed only in cases where no permission is obtained for a certain site. Under US GAAP, all site pre-acquisition costs are expensed as incurred until Management receives the appropriate permission from official authorities to begin construction of the site.

d) Development costs

In accordance with IFRS, development costs are recognized as intangible assets if the cost can be calculated reliably and is expected to generate future economic benefits. Development costs are amortized over a period of three to five years. Under US GAAP, development costs are expensed as incurred, except for computer software developed for internal use.

e) Depreciation in year of acquisition or construction

According to TDC Group accounting policies until year-end 1992, a full year’s depreciation was charged on fixed assets in the year of acquisition or construction of the asset. Under US GAAP, such depreciation commences from the time of acquisition or from the date of the asset’s entry into service.

f) Revenue recognition

In accordance with IFRS, elements in revenue arrangements with multiple deliverables are recognized as separate units of accounting, independent of any contingent element related to the delivery of additional items or other performance conditions. Under US GAAP, multiple element contracts as from June 15, 2003 are recorded in accordance with EITF No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables” under which the amount allocable to a delivered item is limited to the amount that is not contingent upon the delivery of additional items or meeting other performance conditions.

g) Asset retirement obligations

In accordance with IFRS, the effect of a change in the fair value of an asset retirement obligation is capitalized and depreciated over the remaining useful life of the underlying asset. Under US GAAP, such asset retirement obligations are accounted for in accordance with Statement of Financial Accounting Standards no. 143, “Accounting for Asset Retirement Obligations” (SFAS 143). Accordingly, the accumulated accretion and depreciation expense to December 31, 2002 is recognized in the financial statements as a cumulative catch-up adjustment.

Back to Contents

NOTES

Furthermore, IFRS (IFRIC Interpretation No. 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities”) does not treat changes in the estimate of undiscounted cash flows and discount rates in the same way as SFAS 143.

h) Jubilee obligations

In accordance with IFRS and US GAAP, jubilee benefits provided for employees are recognized in the year in which the associated services are rendered by the employees. The liability with respect to jubilee benefits was calculated for the first time in 2004 in connection with the implementation of IFRS, thereby bringing IFRS and US GAAP in compliance.

i) Gain related to sale of shares

In accordance with IFRS, a gain arising from sale of shares is recognized when the inflow of economic benefits can be measured reliably. Under US GAAP, a gain should not be recognized until the final price is established.

j) Gain on divestment of enterprises

Gain on divestment of enterprises includes the accumulated effect of differences between IFRS and US GAAP relating to divested enterprises at the time of divestment.

k) Other

Other consists of some minor differences between IFRS and US GAAP that are immaterial on both an individual and aggregate basis, and therefore are not separately disclosed.

l) Deferred tax

This reconciliation item includes all tax effects due to the above-mentioned reconciling.

m) Capital sale and leaseback agreements

In accordance with IFRS, non-recurring payments that have been made to legally release future lease payments are offset against the lease commitments in the balance sheets. Under US GAAP, in certain circumstances the non-recurring payments and the corresponding lease commitments must be shown as assets and as liabilities in the balance sheet.

n) Minority interests on acquisition

In accordance with IFRS, in connection with the acquisition of a less than 100% owned subsidiary, any minority interests should be stated at the minorities’ proportion of the net fair value of acquired assets, liabilities and contingent liabilities assumed. In accordance with US GAAP, fair values are assigned only to the parent company’s shares of the net assets acquired, and the minority interests are valued at historical carrying value. This difference between IFRS and US GAAP has been adjusted in the footnote below showing balance sheet items from the Consolidated Balance Sheets adjusted in accordance with US GAAP. The difference in accounting approach has no impact on the reconciliation of net income and equity attributable to Company shareholders.

o) Share-based payment

In accordance with IFRS, the value of services received from employees in exchange for incentives is recognized in the Statements of Income over the vesting period and is measured at the fair value at the grant date of the share options. Under US GAAP, in 2005, TDC has applied the modified retrospective application method in Statement of Financial Accounting Standards no. 123 (revised 2004) “Share-Based Payments” (SFAS 123), thereby bringing IFRS and US GAAP in compliance. Accordingly, compensation costs and the related tax effect are recognized in the financial statements as though they had been accounted for under SFAS 123(R). The impact on net income under US GAAP in 2004 amounts to DKK 52m.

The effect on net income and equity is stated below as if the Financial Statements had been prepared in accordance with US GAAP:

Back to Contents

NOTES

				DKKm

	Net income		Equity attributable
	attributable to Company		to Company
	shareholders		shareholders

	2005	2004	2005	2004

As reported in accordance with IFRS	7,474	9,912	43,520	38,823
a) Pensions	(420)	(281)	829	1,423
b) Reversal of depreciation of any write-up to fair value of property, plant and equipment arising on formation of the Group:
Additions during the year/accumulated cost	—	—	(1,211)	(1,211)
Depreciation for the year/accumulated depreciation	5	25	1,209	1,204
c) Reversal of capitalization of site pre-acquisition costs	(25)	23	(109)	(84)
d) Reversal of capitalization of development costs	8	2	(6)	(14)
e) Depreciation in year of acquisition or construction	(2)	(2)	40	42
f) Revenue recognition	(2)	7	(3)	(1)
g) Asset retirement obligations	33	3	(34)	(67)
h) Jubilee obligations	0	(111)	0	0
i) Reversal of gain related to sale of shares	0	218	0	0
j) Difference in gain related to divestment of enterprises	0	(28)	—	—
k) Other	9	26	(50)	(60)
l) Deferred tax, US GAAP adjustments	149	128	(212)	(392)

Net income/equity in accordance with US GAAP	7,229	9,922	43,973	39,663

Net income from continuing operations as reported under IFRS	3,497	9,595
Minority interests’ share of income from continuing operations	24	2
US GAAP adjustments, net	(245)	13

Net income from continuing operations under US GAAP	3,276	9,610

Net income from discontinued operations under IFRS	3,953	315
US GAAP adjustments, net	0	(3)

Net income from discontinued operations under US GAAP	3,953	312

	2005	2004

Earnings per share in accordance with US GAAP (DKK)

Earnings per share, basic	37.04	48.49
Earnings per share, diluted	36.83	48.39
Earnings per share from continuing operations in accordance with US GAAP, basic	16.79	46.96
Earnings per share from continuing operations in accordance with US GAAP, diluted	16.69	46.87
Earnings per share from discontinued operations in accordance with US GAAP, basic	20.25	1.53
Earnings per share from discontinued operations in accordance with US GAAP, diluted	20.14	1.52

Back to Contents

NOTES

Balance sheet items

				DKKm

	Balance sheet items		Approximate amounts as
	according to IFRS at		adjusted to US GAAP at
	December 31		December 31

	2005	2004	2005	2004

Intangible assets	33,118	33,495	33,010	33,481
Property, plant and equipment	26,054	26,252	25,924	26,107
Minority passive investments	9	44	6	26
Plan assets	5,645	5,435	6,552	6,750
Receivables	9,081	9,662	12,372	12,692
Pre-paid expenses	979	1,057	995	1,062
Minority interests	275	27	201	27
Deferred tax, net:
• current	(94)	(191)	(95)	(191)
• non-current	2,804	3,875	3,011	4,267
Pension obligations	332	264	410	156
Long-term loans	24,890	29,142	28,181	32,172
Deferred income	3,802	3,625	3,821	3,631
Trade and other current payables	9,210	9,535	9,210	9,548
Equity attributable to Company shareholders	43,520	38,823	43,973	39,663

Note 34   Auditors’ remuneration

		DKKm

	2005	2004

The remuneration of auditors elected by the annual general meeting:
PricewaterhouseCoopers	69	37
Other auditors	6	9

Total	75	46

Hereof fees in respect of non-audit services:
PricewaterhouseCoopers	48	24
Other auditors	1	2

Total	49	26

Note 35   Net interest-bearing debt

		DKKm

	2005	2004

Interest-bearing receivables	107	83
Marketable securities	3,687	3,412
Cash	10,063	6,838
Long-term loans	(24,890)	(29,142)
Short-term loans	(5,425)	(1,337)
Other interest-bearing debt	(17)	0

Total	(16,475)	(20,146)

Back to Contents

NOTES

Note 36   Reversal of items without effect on cash flow

		DKKm

	2005	2004

Change in provisions	36	(161)
Change in pension assets	(233)	(331)
(Gain)/loss on sale of subsidiaries	12	(943)
Other adjustments	(51)	(37)

Total	(236)	(1,472)

Note 37   Change in working capital

		DKKm

	2005	2004

Change in inventories	(89)	142
Change in receivables	(214)	1,297
Change in trade payables	280	(198)
Change in other items, net	(126)	(29)

Total	(149)	1,212

Note 38   Investment in subsidiaries

2005

In 2005, TDC made the following acquisitions:

At April 1, TDC increased its ownership share in Hungarian Telephone and Cable Corp. and has thereby gained control of the company. The ownership share was 63.4% at December 31, 2005. In February 2005, HTCC changed its profile significantly when it acquired Pantel, an infrastructure company. Pantel has a nationwide fiber-optic network with direct links to the neighboring countries Rumania, Bulgaria, Croatia, Slovenia, Austria, Slovakia, Ukraine and Serbia. The acquisition means HTCC can become a traffic link for the transmission of telephony and data traffic in the region.

At July 1 2005, TDC Solutions A/S acquired the Swedish systems integrator Dotcom Solutions AB, which offers complete communications platforms for voice, data, video and network services for Swedish business customers.

At July 1 2005, TDC Switzerland acquired the assets of Ascom’s business communications solutions unit, which is a major systems integrator in Switzerland and a provider of LAN infrastructure.

At July 1, 2005 TDC Cable TV A/S acquired Telelet A/S, which provides specific solutions for antenna associations with miscellaneous types of cable for TV, broadband and telephony.

Back to Contents

NOTES

Assets and liabilities at the time of acquisition

		DKKm

	Fair value at	Carrying value
	the time of	before
	acquisition	acquisition

Intangible assets	660	143
Property, plant and equipment	1,062	1,394
Other property, plant and equipment	3	3
Inventories	31	32
Receivables	610	601
Deferred tax assets/(liabilities), net	27	31
Marketable securities	17	17
Cash and cash equivalents	295	295
Pension liabilities	(92)	0
Provisions	(9)	(18)
Long-term debt	(1,103)	(1,100)
Corporate income tax receivable/(payable), net	7	7
Short-term debt	(681)	(680)

Net assets	827	725

Minority interests	(264)
Previous investments recognized under associates	(262)

Acquired net assets	301
Goodwill	464
Goodwill, changed consolidation method	84

Acquisition cost	849
Cash in acquired subsidiaries	(295)
Unpaid share of acquisition cost	(40)

Net cash flow on acquisition	514

Since the acquisition in 2005, the acquired enterprises have contributed DKK 1,469m to revenue and DKK 58m to net income.

TDC Group revenue and net income calculated as if the enterprises had been acquired at January 1, 2005 amounted to DKK 2,325m and DKK 117m, respectively.

Goodwill related to acquisitions was calculated at DKK 548m on recognition of identifiable assets, liabilities and contingent liabilities at fair value. Goodwill represents the value of current employees and know-how as well as expected synergies arising from the combination with the TDC Group.

2004

In 2004, TDC made the following acquisitions:

At January 27, 2004, TDC Mobile International acquired the remaining 80% of the shares in Telmore A/S, a Danish mobile service provider.

At May 12, 2004, TDC Cable TV acquired the installations company Connect Partner A/S, which specializes in overall solutions within data and telecommunications networks.

At the beginning of November 2004, TDC Solutions acquired the Swedish company Song Networks AB, which subsequently changed its name to TDC Song. TDC Song is a pan-Nordic network operator, operating primarily on the business market.

Back to Contents

NOTES

At December 1, 2004, TDC Solutions acquired NetDesign A/S, a leading Danish provider of IP/LAN infrastructure for business customers.

Assets and liabilities at the time of acquisition

		DKKm

	Fair value at	Carrying
	the time of	value before
	acquisition	acquisition

TDC Song
Intangible assets	274	27
Property, plant and equipment	1,968	1,283
Other property, plant and equipment	40	40
Receivables	388	393
Pre-paid expenses	142	142
Deferred tax assets/(liabilities), net	277	80
Cash and cash equivalents	283	283
Provisions	(446)	(289)
Long-term debt	(15)	(15)
Deferred income	(40)	0
Short-term debt	(686)	(701)

Net assets	2,185	1,243

Minority interests	(13)

Acquired net assets	2,172

Goodwill	2,393

Acquisition cost	4,565

Cash in acquired subsidiaries	(283)

Net cash flow on acquisition	4,282

Other acquisitions
Intangible assets	530	2
Property, plant and equipment	66	66
Other property, plant and equipment	1	1
Inventories	46	46
Receivables	87	107
Pre-paid expenses	2	1
Deferred tax assets/(liabilities), net	(154)	0
Cash and cash equivalents	189	189
Long-term debt	(3)	(3)
Corporate income tax receivable/(payable), net	(1)	(1)
Short-term debt	(306)	(323)

Net assets	457	85

Previous investments recognized under associates	(92)

Acquired net assets	365
Goodwill	239
Goodwill, changed consolidation method	64

Acquisition cost	668
Cash in acquired subsidiaries	(189)

Net cash flow on acquisition	479

Back to Contents

NOTES

Since the acquisition in 2004, the acquired subsidiaries contributed revenue of DKK 1,030m and net income of DKK (50)m.

If the acquisition had been completed on January 1, 2004, revenue for the year would have been DKK 3,098m and net income for the year would have been DKK 33m.

After recognition of net identifiable assets, liabilities and contingent liabilities at fair value, goodwill arising on the acquisition amounted to DKK 2,696m. Goodwill represents the value of the current employees, know-how and the anticipated future operating synergies from the combination.

Note 39   Divestment of subsidiaries

The carrying value of assets and liabilities consists of the following at the time of divestment:

		DKKm

	2005	2004

Intangible assets	33	133
Property, plant and equipment	6	47
Other non-current assets	0	34
Receivables	207	138
Cash and cash equivalents	9	34
Deferred tax assets/(liabilities), net	0	(2)
Provisions	0	(5)
Corporate income tax receivable/(payable), net	(2)	(69)
Short-term debt	(199)	(67)

Net assets	54	243
Gain/(loss) on disposal of subsidiaries	(12)	943
Received prepayments relating to divestment of subsidiaries	15	0
Cash in divested subsidiaries	(9)	(34)

Net cash flow on divestment	48	1,152

Back to Contents

NOTES

Note 40   Cash flow from investing activities in discontinued operations

The carrying value of assets and liabilities in discontinued operations consists of the following at the time of divestment:

		DKKm

	2005	2004

Intangible assets	1,040	—
Property, plant and equipment	52	—
Inventories	8	—
Receivables	387	—
Cash and cash equivalents	80	—
Deferred tax assets/(liabilities), net	10	—
Provisions	(17)	—
Long-term debt	(45)	—
Corporate income tax receivable/(payable), net	(7)	—
Short-term debt	(383)	—

Net assets	1,125	—
Profit relating to divestment of discontinued operations	3,708	—
Hereof reversal of currency adjustments recognized in equity	27	—
Sales proceeds not received and sales costs not paid, net	(2)	—
Cash in discontinued operations	(80)	—

Net cash flow on divestment	4,778	—
Cash flow from investing activities in discontinued operations excluding divestments	(43)	(26)

Net cash flow from investing activities in discontinued operations	4,735	(26)

Note 41   Cash and cash equivalents

		DKKm

	2005	2004

Cash and cash equivalents at January 1	6,838	5,430
Cash and cash equivalents transferred relating to changed consolidation method	0	8
Cash and cash equivalents transferred to assets held for sale	(12)	0
Unrealized currency translation adjustments	1	0

Adjusted cash and cash equivalents at January 1	6,827	5,438

Back to Contents

NOTES

Note 42   Post balance sheet events

TDC reduces its work force in domestic operations according to plan

On January 20, 2006, TDC decided to implement a redundancy program covering up to 570 employees in the period until year-end 2006. The redundancy program will be initiated through voluntary retirement to limit the extent of involuntary retirement. Total costs related to work-force reductions are estimated at DKK 342m after tax. The amount will be expensed in the first quarter of 2006.

Change of ownership

On February 1, 2006, Nordic Telephone Company ApS (“NTC”) settled its tender offer for TDC A/S and thereby became the owner of 88.2% of the shares of TDC A/S entailing that a change of ownership has occurred.

Polkomtel

On February 2, 2006, due to this change of ownership described above and in accordance with the existing shareholder agreement with Polkomtel as well as the company’s bylaws, TDC has offered to sell its 19.6% ownership share to the other shareholders of Polkomtel at a price of EUR 214.04 per share, reflecting a market value of EUR 4.388bn for 100% of the company’s common shares. The result and the time frame of the selling process depend on the shareholders’ response to TDC’s offer.